Form 20-F
period 2002-03-31
ALSTOM
filed 2002-05-24
CIK 1062066

As filed with the Securities and Exchange Commission on 24 May 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 March 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14836

ALSTOM
(Exact name of Registrant as specified in its charter)

THE REPUBLIC OF FRANCE
(Jurisdiction of incorporation or organization)

25, AVENUE KLÉBER, 75116 PARIS, FRANCE
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, nominal value € 6 per share: 215,387,459

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes            ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☒ Item 18

* Approved	for listing (not for trading), but only in connection with the American Depositary Shares.

Société Anonyme with share capital of € 1,292,324,754
Head office: 25, avenue Kléber – 75116 Paris – France
R.C.S.: 389 058 447 Paris
Internet address: www.alstom.com

ANNUAL REPORT
FOR THE FISCAL YEAR ENDED
MARCH 31, 2002
ON FORM 20-F

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references in this annual report on Form 20-F to “ALSTOM” or to the “Company” are to ALSTOM and its consolidated subsidiaries.

ALSTOM’s fiscal year ends on 31 March. Unless otherwise indicated, numerical references to employees are to full-time equivalent employees.

ALSTOM has prepared the Consolidated Financial Statements for the fiscal year ended 31 March 2002 in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the US (“US GAAP”). Differences between accounting principles adopted by ALSTOM and US GAAP as they apply to the Company are summarized in Note 31 to the Consolidated Financial Statements contained herein.

All references herein to “France” are to the Republic of France. All references to the “United Kingdom” or the “UK” are to the United Kingdom of Great Britain and Northern Ireland. All references to “Euros”, “Euro” or “€” are to the common currency adopted by the twelve member states of the European Monetary Union (“EMU”). All references to the “United States” or the “US” are to the United States of America and all references to “dollars”, “$” or “US $” are to the lawful currency of the United States.

Various amounts and percentages set forth herein have been rounded and, accordingly, may not total.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including the material referred to herein from ALSTOM’s 2002 Annual Report to Shareholders (“ALSTOM’s 2002 Annual Report”), selected pages of which are filed as Exhibit 10.1 to this report, contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements appear, without limitation, in the information referred to herein entitled “Description of Activities” and in “Operating and Financial Review and Prospects.” Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios; (ii) statements of plans, objectives or goals of the Company or its management; (iii) statements of future product or economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “aims,” “plans” and “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on our current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include:

•	the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates;

•	the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices;

•	the effects of competition in the product markets and geographic areas in which we operate;

•	our ability to increase market share and control costs while maintaining high quality products and services;

i

•	the timely development of new products and services;

•
the inherent technical complexity of many of our products and technologies and our ability to resolve effectively and at reasonable cost technical problems that inevitably arise, including in particular the problems encountered with the GT 24/26 gas turbines;

•	risks inherent in large contracts that comprise a substantial portion of our business;

•	the effects of acquisitions and disposals;

•	our ability to invest successfully in, and compete at the leading edge of, technology developments across all of our sectors;

•	the availability of adequate cash flow from operations or other sources of liquidity to achieve our objectives or goals, including our goal of reducing indebtedness;

•	timing of the completion of the actions focused on cash generation contemplated in our “Restore Value” program;

•	the inherent difficulty in estimating future charter or sale prices of any relevant cruise-ship in any appraisal of our exposure in respect of the Renaissance matter;

•	the inherent difficulty in estimating our exposure to vendor financing, which may notably be affected by customers’ payment default;

•	exposure to liability as a result of delays in delivery of certain trains in the United Kingdom;

•	the unusual level of uncertainly at this time regarding the world economy in general; and

•	our success in adjusting to and managing the foregoing risks.

We caution you that this list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to us, you should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents we file with or submit to, from time to time, the Securities and Exchange Commission, including reports on Form 6-K. Such forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ii

iii

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.	Selected Financial Data

The following tables set forth selected consolidated financial data for ALSTOM for the periods and dates indicated and are qualified by reference to, and should be read in conjunction with, “Operating and Financial Review and Prospects” set forth on pages 3 through 39 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F, and the Consolidated Financial Statements and Notes thereto contained herein.

The Consolidated Financial Statements and the Notes thereto have been prepared in accordance with French GAAP, which differ in certain significant respects from US GAAP. For a discussion of the principal differences between French GAAP and US GAAP as they relate to ALSTOM, and a reconciliation of net income and shareholders’ equity to US GAAP, see Note 31 to the Consolidated Financial Statements.

	Year ended 31 March
	1998	1999	2000	2001	2002	2002(1)
	(in € million except per share data)					(in US$ million except per share data)
Income Statement Data:
Amounts in accordance with French GAAP
Sales	11,196	14,069	16,229	24,549	23,453	20,444
Operating expenses	(10,671)	(13,362)	(15,500)	(23,398)	(22,512)	(19,624)
Operating income	525	707	729	1,151	941	820
Restructuring costs(2)	(89)	(116)	(442)	(80)	(227)	(198)
Financial income (expense)	76	24	(62)	(116)	(207)	(180)
Income tax	(196)	(198)	(119)	(174)	(10)	(8.7)
Share in net income (loss) of equity investments	5	3	(13)	(4)	1	0.9
Minority interests	(23)	(24)	(15)	(37)	(23)	(20)
Net income (loss)	304	303	349	204	(139)	(121)
Earnings (loss) per share (basic and diluted)	1.42	1.42	1.63	0.95	(0.6)	(0.5)
Earnings (loss) per share (before goodwill amortization – basic and diluted)(3)	1.61	1.98	2.78	2.63	1.0	0.9
Approximate amounts in accordance with US GAAP
Net income (loss) from continuing operations	–	182	401	(1,358)	(340)	(296)
Net income (loss)	214	198	426	(1,275)	(296)	(258)
Earnings (loss) per share from continuing operations (basic and diluted)	–	0.87	1.88	(6.33)	(1.57)	(1.37)
Earnings (loss) per share (basic and diluted)(4)	1.07	0.94	1.99	(5.94)	(1.37)	(1.19)

(1)	Translated solely for the convenience of the reader at the rate of US$ 0.8717 to € 1.00, the Noon Buying Rate on 29 March 2002. See “Exchange Rate Information”.
(2)
A portion of these amounts would be classified as an operating expense under US GAAP and a portion of such amounts would not be recognized in the same accounting periods as under French GAAP. See Note 31(b) to the Consolidated Financial Statements.

(3)	As described in Note 31(ix) of the Consolidated Financial Statements, the presentation of earnings per share before goodwill amortization is prohibited under US GAAP.
(4)
Earnings per share is computed under US GAAP on 200,000,000 shares for fiscal year 1998, assuming the new equity structure resulting from ALSTOM’s 1998 reorganisation, and on 209,821,202 shares for fiscal year 1999, rather than on the number of shares (213,698,403) of ALSTOM used for French GAAP cash dividends and earnings per share computation.

	At 31 March
	1998	1999	2000	2001	2002	2002(1)
	(in € million except margin and per share data)					(in US$ million except margin and per share data)
Balance Sheet Data:
Amounts in accordance with French GAAP
Short-term investments, cash and cash equivalents	1,662	1,055	2,421	3,020	2,236	1,949
Trade and other accounts receivable, net(2)	3,686	5,894	6,505	9,845	8,034	7,003
Inventories and work in progress, net(2)	2,873	3,553	3,327	6,050	5,593	4,875
Goodwill, net	601	2,067	3,810	5,311	4,612	4,020
Other acquired intangible assets, net	–	–	–	1,187	1,170	1,020
Property, plant and equipment, net	1,893	1,995	2,163	2,788	2,788	2,430
Total assets(2)	11,761	15,814	20,678	31,666	28,204	24,585
Financial debt(3)	304	1,286	3,560	4,653	4,300	3,748
Provisions for risks and charges(4)	2,234	2,409	3,254	4,591	3,849	3,355
Customers’ deposits and advances(2)	1,242	2,866	3,538	7,783	5,956	5,192
Trade payables	2,406	3,141	3,646	6,540	5,564	4,850
Shareholders’ equity	2,304	1,626	1,986	2,090	1,753	1,528
Approximate amounts in accordance with US GAAP
Shareholders’ equity	2,142	1,431	1,844	420	(159)	(139)
Total assets	12,030	16,671	22,285	32,160	29,074	25,344
Long-term debt(3)	941	1,619	4,266	5,896	7,190	6,267
Other Financial Data:
Orders received(5)	11,663	15,845	17,259	25,727	22,686	19,775
Order backlog(6)	16,241	21,016	23,701	39,429	35,815	31,220
Margin (operating income as a percentage of net sales)	4.7%	5.0%	4.5%	4.7%	4.0%	4.0%
Dividends paid	213	1,237	111	118	118	119
Cash dividends per share(7)	1.00	5.79	0.52	0.55	0.55	0.48

(1)	Translated solely for the convenience of the reader at the rate of US $0.8717 to € 1.00, the Noon Buying Rate on 29 March 2002. See “Exchange Rate Information”.
(2)
Figures at 31 March 1998 and 1999 have been restated to take into account a change in presentation of work in progress inventories manufactured under contracts in progress and related receivables. Beginning with the fiscal year ended 31 March 2000, such inventories and receivables are presented on a contract by contract basis. Customers’ deposits and advances are first offset against contract accrued revenues and any balance is netted against work in progress inventories. Any residual balance of customers’ deposits and advances is presented as a liability. Previous years’ data have been reclassified accordingly, resulting in a decrease in total assets and total liabilities of € 5,994 million at 31 March 1998 and € 7,107 million at 31 March 1999.

(3)
In addition to the long-term debt carried on its balance sheet, ALSTOM has certain exposure to off-balance sheet obligations in the context of financing schemes related to sales of its products or assets financed through capital leases. Under US GAAP, certain of these liabilities are presented as debt on the balance sheet. Additionally, from 31 March 2000, ALSTOM entered into agreements to sell, without recourse, future receivables to special purpose entities that it does not control. Under US GAAP, such transactions are considered as financing transactions and presented as debt on the balance sheet. Under US GAAP, the put and call agreement relating to the acquisition of 49% minority interests in Alstom Ferroviara Spa is treated as an acquisition and consequently increases the long-term debt at 31 March 2001 and 2002. For US GAAP purposes, at 31 March 1998, 1999, 2000, 2001 and 2002, respectively, this presentation would increase, amongst other items, long-term debt by € 905 million, € 1,530 million, € 3,267 million, € 4,173 million and € 4,427 million. See Note 23, Note 31(f), Note 31(j), Note 31(iv) and Note 31(vi) to the Consolidated Financial Statements.

(4)
Figures at 31 March 1998, 1999 and 2000 have been restated to take into account the change in presentation of accrued contract costs, and accrued employee benefits other than pensions. For the fiscal years ended 31 March 2001 and 31 March 2002, accrued contract costs and accrued employee benefits other than pensions have been shown as part of accrued contract costs and other payables and expenses rather than in provisions for risks and charges. Previous years’ data have been reclassified accordingly, which results in a decrease of provisions for risks and charges of € 1,014 million, € 941 million and € 1,008 million at 31 March 1998, 1999 and 2000, respectively.

(5)
Orders received equals the value, based on contract price, of all orders received during a fiscal year, excluding the effect of options or other adjustments on such contracts. Generally, an order is included in “Orders received” upon receipt of both a signed contract and the agreed down payment.

(6)	Order backlog is the aggregate of all orders received but not yet recognized as sales as of the end of a fiscal year.
(7)	During the fiscal year ended 31 March 1999, a special dividend of € 1,209 million was distributed to ALSTOM’s principal shareholders at the time (Alcatel and Marconi plc).

Exchange Rate Information

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on 1 January 1999 and a single European currency, known as the Euro, was introduced. The following 12 member states participate in EMU and have adopted the Euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the Euro was fixed on 31 December 1998 at € 1.00 = FRF 6.55957. Beginning 1 January 2002, the participating member states have issued new Euro – denominated bills and coins for use in cash transactions. On 17 February 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins will no longer be legal currency for any transactions. For your convenience, this Annual Report on Form 20-F contains translations of certain French franc and Euro amounts into US dollars.

Unless otherwise indicated, dollar amounts have been translated from Euro at the rate of € 1.00 = $ 0.8717, the noon buying rate in New York City for cable transfers in Euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on 29 March 2002.

Our shares are denominated in Euro. Fluctuations in the exchange rate between the Euro and the US dollar will affect the US dollar price of our American Depositary Shares, or ADSs, on the New York Stock Exchange. In addition, since any cash dividends that we pay will be denominated in Euro, exchange rate fluctuations will affect the US dollar amounts that owners of ADSs will receive on conversion of dividends.

The following table sets forth, for the calendar periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as US dollar per Euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our Consolidated Financial Statements:

	Period end	Average(1)	High	Low
1997(2)	0.92	0.89	0.97	0.79
1998(2)	0.85	0.90	0.95	0.82
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
November	0.90	0.89	0.90	0.87
December	0.89	0.89	0.90	0.88
2002
January	0.86	0.88	0.90	0.86
February	0.87	0.87	0.88	0.86
March	0.87	0.88	0.88	0.87
April	0.87	0.89	0.90	0.88
May (through 22 May)	0.93	0.91	0.93	0.90

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)
A conversion rate of Euros per U.S. dollar has been provided for the fiscal years 1997 and 1998, prior to the introduction of the Euro on 1 January 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-Euro conversion rate established on 1 July 1999.

B. Capitalization	and Indebtedness

Not applicable.

C. Reasons	for the Offer and Use of Proceeds

Not applicable.

D. Risk	Factors

Reference is made to the information set forth under “Risk Factors” which is included on pages 117 to 123 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

ITEM 4. INFORMATION ABOUT ALSTOM

A.	History and Development of ALSTOM

ALSTOM is a société anonyme à conseil d’administration, a form of limited liability company, incorporated under the laws of France. ALSTOM was incorporated under the name “JOTELEC” on 17 November 1992 for a duration of 99 years (unless it is dissolved earlier or its life is extended) and is governed with respect to corporate matters by the Code de commerce, the French Commercial Code. We changed our name to ALSTOM on  14 May 1998. The registered office is located at 25, avenue Kléber, 75116 Paris, France and the telephone number there is: 33 (0)1 47 55 20 00. ALSTOM is registered under No. 389 058 447 Paris.

Our corporate purpose, which is set forth more fully in article 3 of our Articles of Association, includes, directly or indirectly: (i) the conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields: energy, transmission and distribution of energy, transport, industrial equipment, naval construction and repair work, engineering and consultancy, design and/or production studies and general contracting associated with public or private works and construction and more generally, activities related or incidental to the above; (ii) the participation, by every means, directly or indirectly, in any operations which may be associated with its corporate purpose, by the creation of new companies, capital contributions, subscription or purchase of stocks or rights, merger with such companies or otherwise; the creation, acquisition, lease or take-over of business goodwill or businesses; the adoption, acquisition, operation or sales of any processes and patents concerning such activities; and (iii) generally undertaking all industrial, commercial, financial and civil operations and real property and asset transactions that may be directly or indirectly associated with ALSTOM’s corporate purpose or with any similar or related purpose. Furthermore, ALSTOM may take an interest, of whatever form, in any French or foreign business or organization.

The group ALSTOM began in 1989 as GEC ALSTHOM N.V., a 50/50 joint venture company between The General Electric Company (now known as Marconi) of the United Kingdom and Alcatel of France. On  22 June 1998, as part of our initial public offering on the Paris, New York and London stock exchanges, all the activities previously carried out by GEC ALSTHOM were transferred to ALSTOM, a company incorporated in France. For a list of our main acquisitions and joint ventures during the last three fiscal years, see the information set forth under “Operating and Financial Review and Prospects – Financial Statements for the Years Ending  31 March 2000, 2001 and 2002 – Changes in business composition”, which is included on page 10 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. For additional information regarding the reorganization of our business units, see the information set forth under “Description of Activities”, which is included on pages 80 to 116 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

We sold our Contracting Sector on 20 July 2001 in a management buy out backed by a consortium of financial investors led by CDC (Caisse des Dépôts et Consignations) and Charterhouse, and which involved several members of our management, including Mr. Claude Darmon and Mr. Jacques Gounon. The selling price was € 756 million and we retained, in addition, the net cash held by the Contracting Sector of approximately  € 600 million. A capital gain was generated by this disposal.

In April 2002, we purchased the remaining 49% of ALSTOM Ferroviaria SpA (formerly Fiat Ferroviaria) for € 154 million.

For information regarding capital expenditures generally for the last three fiscal years, see the information set forth under “Operating and Financial Review and Prospects”, which is included on pages 3 to 39, and

“Description of Activities”, which is included on pages 80 to 116, respectively, of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. There are no additional principal capital expenditures currently in progress.

There has been no indication of any public takeover offer by any third party in respect of our shares or by us in respect of other companies’ shares that has occurred during the last and current fiscal years.

B.	Business Overview

Reference is made to the information set forth under “Description of Activities” which is included on pages 80 to 116, “Other Risks”, which is included on pages 123 to 126, and “Additional Information – Other Information”, which is included on pages 154 to 155, respectively, of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. For additional Sector information, see also Note 24 to the Consolidated Financial Statements contained herein.

The nature of our business is such that we are not exposed to seasonal fluctuations in revenue. The products we manufacture and the services we provide are not dependent on any raw materials for which the disruption of supply from any particular source would have a material adverse effect on ALSTOM and its subsidiaries as a whole.

C.	Organizational Structure

Reference is made to the organizational chart set forth on page 154 under “Other Information” of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form  20-F, and to the list of our major subsidiaries in Note 30 to the Consolidated Financial Statements contained herein.

D.	Property, Plant and Equipment

We own our principal manufacturing facilities and substantially all of the land on which such facilities are located. We intend to sign agreements for the sale of an estimated € 750 million in real estate sales by  December 2002. We have identified sites for sale in seven western European countries. We expect to remain the occupier of most properties, and do not intend to enter into put or call arrangements in connection with the sales. See “Operating and Financial Review and Prospects – Restore Value – Cash Focus”, which is included on page 7 of the Financial Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. We believe that our principal manufacturing facilities are suitable and adequate for our use and generally have sufficient capacity for existing needs and expected near term growth. For information regarding the location of our principal facilities, see “Description of Activities – Manufacturing Facilities” on page 116 of the Financial Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

For a discussion of environmental matters affecting the use of our property, plant and equipment as well as us generally, see “Risks – We are subject to environmental regulations”, which is included on page 122, and “Other Risks –Environmental, Health and Safety Management (E.H.S.)” and “– Compliance with environmental regulations and remediation, health and safety issues”, which is included on pages 124 to 125, respectively, of the Financial Information section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. Additional information regarding ALSTOM’s property, plant and equipment is set forth in Note 7 to the Consolidated Financial Statements contained herein.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Reference is made to the information set forth under “Operating and Financial Review and Prospects”, which is included on pages 3 to 39 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

The Consolidated Financial Statements and the Notes thereto contained herein have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between French GAAP and US GAAP as they relate to ALSTOM and a reconciliation of net income and shareholders’ equity to US GAAP, see Note 31 to the Consolidated Financial Statements contained herein.

B.	Liquidity and Capital Resources

Reference is made to the information set forth under “Operating and Financial Review and Prospects – Liquidity and Capital Resources” which is included on pages 25 to 29 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F, and ALSTOM’s Consolidated Financial Statements and the accompanying Notes contained herein.

C.	Research and Development, Patents and Licenses

Research and Development

For information regarding ALSTOM’s research and development expenditures for the last three fiscal years, see “Operating and Financial Review and Prospects – Income Statement – Research and development”, which is included on page 20 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. For information regarding ALSTOM’s most recent research and development initiatives with regard to each of its Power, Transmission & Distribution, Transport and Power Conversion Sectors, reference is made to the information set forth under each of the sections entitled “Research and Development” in “Business Activities”, which is included on pages 80 to 116 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

Intellectual property

We currently own or have license to use various trademarks, patents and other intellectual property rights that are of value in the conduct of our business, but no such license is, by itself, material to our activities.

D.	Trend Information

For information regarding significant recent trends in our business, see “Operating and Financial Review and Prospects” and “Description of Activities”, which are included on pages 3 to 39 and 80 to 116, respectively, of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F. Reference should also be made to the information set forth under “Risk Factors” which is included on pages 117 to 123 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The Board of Directors is to consist of between three and 18 members elected by the Company’s shareholders at their general meetings. Our Board of Directors is presently composed of nine directors. Directors are elected and may be removed with or without cause by a general meeting of shareholders. Directors are appointed for a term of six years.

Proposed amendments to the Articles of Association

It will be proposed to the next ordinary and extraordinary shareholders’ meeting scheduled on first call on  21 June 2002 and, if the quorum is not met, on second call on 3 July 2002, to:

•	reduce from six to four years the duration of the mandates of the directors and of the censors. For the directors, the new term would apply to directors appointed during and after 2002; and

•
update the statuts in accordance with law no. 2001-420 of 15 May 2001 relating to new economic regulations in order to include the new legal provisions mainly relating to the role and powers of the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer (Directeur Général) and the Delegated Executive Officer (Directeur Général Délégué), the role or intermediaries acting for non-resident shareholders and to define the terms under which the Board of Directors chooses the method of general company management, and to facilitate the giving of notice of Board meetings.

Board of Directors

The Board of Directors met five times during fiscal year 2002. It is composed of nine members of whom five are non-French nationals. The average attendance rate for Board meetings was 93%. The latest Viénot Report on corporate governance recommends that the proportion of independent Directors should not be less than one-third (defining independent Directors as Directors who have no relationship whatsoever with the Company or the Company’s Group that could compromise the independence of their judgment).

The Board of Directors is composed of seven wholly independent Directors, one Director with executive functions, the Chairman and CEO Mr. Pierre Bilger, and one Director, Ms. Candace Beinecke, who is Chairman of an American law firm, Hughes Hubbard & Reed, one of the Company’s legal advisors.

The composition of the Board of Directors has changed during the past fiscal year. The Shareholders’ Meeting of 24 July 2001 ratified the nominations of Mr. Jean-Paul Béchat, Mr. James B. Cronin and Mr. Paolo Scaroni for the remaining periods of the directorships of Mr. de Larosière de Champfeu, Mr. John Mayo and Mr. Serge Tchuruk respectively. This Shareholders’ Meeting also appointed, for a period of six years, Ms. Candace Beinecke and Mr. Patrick Kron as directors. On 8 January 2002, the Board of Directors formally acknowledged the resignation of Mr. Paolo Scaroni who has not been replaced.

As the terms of office of Mr. Jean-Pierre Halbron and Mr. James B. Cronin will expire on the date of the Shareholders’ Meeting called to approve the accounts for fiscal year 2002, the Board of Directors has decided to propose to the General Shareholders’ Meeting, as recommended by the Nominations and Remuneration Committee, the renewal of Mr. James B. Cronin’s directorship and the replacement of Mr. Jean-Pierre Halbron with Mr. Georges Chodron de Courcel. Mr Jean-Pierre Halbron has indicated to the Board of Directors that he does not wish to have his directorship proposed for renewal. In accordance with the Viénot recommendations relating to corporate governance, the Board of Directors has also decided to propose to the forthcoming General Shareholders’ Meeting the reduction of future directors’ terms from six to four years.

Subject to approval at this Shareholders’ Meeting, the Company’s articles of association will be updated to conform to amended French company law. Most notably, this offers the Board the option of maintaining the current combined Chairman and CEO management structure or splitting the position between a Chairman of the Board and a CEO. In line with French company law, the Board will make this choice during its first meeting following the Shareholders’ Meeting.

The following table sets forth the names of our Directors, their dates and places of birth, their committee memberships, the dates of their initial appointment to the Board and the date of expiration of their current term.

Name	Date and Place of Birth	Committee Memberships	Initial Appointment to the Board	Expiration of Current Term(*)
Pierre Bilger	27 May 1940 France	Nominations and Remuneration Committee	1998	2004

Sir William Purves	27 December 1931 United Kingdom	Nominations and Remuneration Committee	1998	2004

Jean-Paul Béchat	2 September 1942 France	Nominations and Remuneration Committee	2001	2004

Candace Beinecke	26 November 1946 United States	Nominations and Remuneration Committee	2001	2007

James B. Cronin	14 October 1937 United Kingdom	Audit Committee	2001	2004

Klaus Esser	21 November 1947 Germany	Audit Committee	1998	2004

Jean-Pierre Halbron	31 August 1936 France	Audit Committee	1998	2002

Patrick Kron	26 September 1953 France	Audit Committee	2001	2007

Lord Simpson	2 July 1942 United Kingdom	Nominations and Remuneration Committee	1998	2004

(*)	Term to expire on the date of the General Shareholders’ Meeting for the given fiscal year.

Biographies of Members of the Board

Pierre Bilger.    Pierre Bilger is Chairman of the Board and our Chief Executive Officer. He was appointed to the Board on 14 May 1998. Mr. Bilger serves as a director at ALSTOM UK Ltd. and ALSTOM GmbH. He has been a director of Société Générale since January 1999 and a member of the “International Advisory Board” of the Renault-Nissan alliance since January 2000. He is also the Chairman of the Management Board of the Foundation Stichting Preference Shares Renault-Nissan (Netherlands) since April 2002. Mr. Bilger began his career at the French Ministry of the Economy and Finance (1967 – 1982), and then held various positions at Alcatel between 1982 and 1987. He was named Deputy CEO of Alcatel in 1987. Mr. Bilger joined the company in 1987 when it was called ALSTHOM and participated in the creation of GEC ALSTHOM, of which he became CEO in 1991. He was named Chairman and CEO of ALSTOM in 1998.

Sir William Purves.    Sir William Purves is Vice Chairman of the Board. He was appointed to the Board of Directors on 17 June 1998 with effect from 25 June 1998. Sir William Purves is Chairman of the Board at Hakluyt & Company Ltd. and a non-executive director at Shell Transport & Trading Company Ltd., Worldwide Shipping and Investment Company Ltd., Reuters Founders Share Company Ltd., Trident Safeguards Ltd. and Scottish Medicine Ltd. He is also a member of the International Advisory Council of the Chief Executive of Hong Kong and of Textron Inc.

Jean-Paul Béchat.    Jean-Paul Béchat was appointed to the Board of Directors on 15 January 2001 with effect from 14 May 2001. Mr. Béchat is Chairman and CEO of Snecma. He is a member of the Board of Directors at Messier-Dowty International Ltd., France Telecom, Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS, and has been Chairman of AECMA since October 2001. He has been appointed by the French government as a member of the Economic Council for Defense and the General Council for Armaments.

Candace Beinecke.    Candace Beinecke was appointed to the Board of Directors on 24 July 2001. Ms. Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999, a trustee of First Eagle Funds, USA, since 1998 and director at First Eagle SoGen, Inc., USA and at First Eagle SoGen Variables Funds, Inc., USA, since 1999.

James B. Cronin.    James B. Cronin was appointed to the Board of Directors on 14 May 2001. Mr. Cronin is also director of AWG plc. He was appointed managing director and member of the Board of Directors of GEC ALSTHOM N.V. in 1989 and was deputy Chief Executive Officer of ALSTOM until June 2000.

Klaus Esser.    Klaus Esser was appointed to the Board of Directors on 17 June 1998 with effect from 25 June 1998. Dr. Esser is a partner in General Atlantic Partners LCC. He is Chairman of the Board of Apollis AG and a member of the Supervisory Board of Victoria Versicherungs AG and of GWI AG. Until 2002, he was a non-executive member of the Board of Easynet Group plc. Until 2001, he was a non-executive member of the Board of Philipp Holzmann AG.

Jean-Pierre Halbron.    Jean-Pierre Halbron was appointed to the Board of Directors on 14 May 1998. Mr. Halbron is President of Alcatel. He is Chairman of the Board and CEO of Electro Banque, Chairman of the Board of Alcatel Finance Inc., Chairman of the Board of Alcatel USA, Inc. and director of Alcatel USA Holdings Corp., Alcatel USA LP, Inc. and Alcatel Finance Australia Ltd. He is also a member of the Supervisory Board of Alcatel Deutschland GmbH.

Patrick Kron.    Patrick Kron was appointed to the Board of Directors on 24 July 2001. Mr. Kron has been Chief Executive Officer of Imerys since 1998 and director of Carbone Lorraine since 1993. He is Chairman and CEO of Mircal (France), Chairman of Imerys USA, Inc. and Imerys UK Limited, Chairman and Delegated Director of Plibrico International SA (Luxembourg), and Chairman of Beirat of Plibrico GmbH (Deutschland). He is also member of the Supervisory Board of Treibacher Schleifmittel AG (Austria), and director of C-E Minerals, Inc. (USA) and Timcal SA (Switzerland).

Lord Simpson.    Lord Simpson was appointed to the Board of Directors on 14 May 1998. Lord Simpson is director of Nestlé S.A. He was Chief Executive of Marconi plc and director of Marconi plc until 2001 and of the Halifax Bank of Scotland plc.

Executive Committee

The following table sets forth the names of the members of our Executive Committee, their places of birth, their primary responsibilities and the dates of their initial appointments.

Name	Place of Birth	Responsibility	Initial Appointment
Pierre Bilger	France	Chairman and Chief Executive Officer	1989

Nick Salmon	United Kingdom	Executive Vice-President	1997

Philippe Jaffré(1)	France	Advisor to the Chairman and CEO	2002

François Newey(2)	France	Chief Financial Officer	1998

Patrick Boissier	France	President, Marine Sector	1998

Alexis Fries	France	President, Power Sector	2000

Andrew P. Hibbert	United Kingdom	General Counsel	1997

Philippe Joubert	France	President, Transmission & Distribution Sector	2000

Michel Moreau	France	President, Transport Sector	1999

(1)	Chief Financial Officer effective from July 2002.
(2)	Until July 2002.

Biographies of Members of the Executive Committee

Nick Salmon.    Nick Salmon serves as Executive Vice President. Mr. Salmon joined the General Electric Company plc in 1988 after a number of years in China Light and Power Company. From General Manager of the Power Station Projects Division, he became Deputy Managing Director of the Power Plants activity in 1989 following the merger of GEC and ALSTHOM, and then Deputy Managing Director of the Gas Turbine and Diesel Activity. In 1993 he was appointed Chief Executive of Babcock International plc, returning to GEC ALSTHOM as President of the Energy sector in 1997. He became Executive Vice President of ABB ALSTOM Power upon the creation of the company in 1999. He was appointed Executive Vice President ALSTOM Power in May 2000, following the acquisition by ALSTOM of ABB’s 50% share in ABB ALSTOM Power.

Philippe Jaffré.    Philippe Jaffré serves as adviser to the Chairman and CEO. Mr. Jaffré will become our Chief Financial Officer in July 2002. Mr. Jaffré has held a wide range of executive positions in banking, industry and government. Prior to taking up his most recent position as Chairman of the Board of Zebank, an internet bank founded by LVMH and Dexia, he was Chairman and CEO of Elf Aquitaine and before that CEO of Crédit Agricole, a leading international bank. He is also director of BNP Paribas P.T. and Chairman of the Board of Europe@web. Mr. Jaffré began his career in the French Ministry of Finance, where he held several senior civil service positions.

François Newey.    François Newey is our Chief Financial Officer. Mr. Jaffré will replace Mr. Newey as our Chief Financial Officer in July 2002. Mr. Newey joined ALSTOM in March 1998 as Corporate Director, Finance. In July of that year he took on his current position of Chief Financial Officer.

Patrick Boissier.    Patrick Boissier is President of the Marine Sector. Mr. Boissier joined GEC ALSTHOM in June 1997 as Corporate Group Managing Director of Chantiers de l’Atlantique SA. In August 1998 he was appointed President of the Marine Sector.

Alexis Fries.    Alexis Fries is President of the Power Sector. After a number of years with BBC Baden and Motor Columbus Consulting Engineers, Alexis Fries joined ABB in 1988 and was appointed Executive Vice President and Member of the group’s Executive Committee in 1993. He became Executive Vice President of ABB ALSTOM Power upon the creation of the company in 1999. He was appointed Executive Vice President of ALSTOM Power in May 2000, following the acquisition by ALSTOM of ABB’s 50% share in ABB ALSTOM Power.

Andrew Hibbert.    Andrew Hibbert serves as our General Counsel. Mr Hibbert joined GEC ALSTHOM at the beginning of 1997 as Legal Director. In July 1998 he became Senior Vice-President, Secretary of the Executive Committee and General Counsel. He is responsible for all the legal affairs of ALSTOM.

Philippe Joubert.    Philippe Joubert is President of the Transmission & Distribution Sector. After having started his career in the banking industry in Brazil and the US, Mr. Joubert joined the Company in 1986 as Finance & Administration Director of GEC ALSTHOM Mecanica Pesada, in Brazil, a unit of the Power Generation Sector. In 1991, he was appointed President & CEO of GA Mecanica Pesada and the following year General Delegate of GA in Brazil. In January 1997, Mr Joubert became President of GA in Brazil and in March he was appointed Managing Director of GA Transporte do Brazil Ltda.

Michel Moreau.    Michel Moreau is President of the Transport Sector. Mr Moreau joined ALSTHOM in 1974, first at the Compagnie Générale de Productique, then at the Compagnie Européenne d’Accumulateurs (CEAC). In 1992 he was appointed Vice-President of the Main Line Business, Transport Sector, in charge of main line rolling stock, and became Deputy President of the Transport Sector in April 1996. In July 1998, he became Senior Vice-President, Transport, and in 1999 the President of the Transport Sector. In July 1999, Mr Moreau was appointed Senior Executive Vice-President of ALSTOM.

B.	Compensation

For information concerning the compensation for the fiscal year 2002 of the Directors and members of the Executive Committee, including the Chairman and Chief Executive Officer, reference is made to the information set forth under “Other Information – Management – Control”, which is included on pages 152 to 153 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

Stock option plans

For information regarding our stock options plans and the stocks granted to the Board of Directors thereunder in fiscal year 2002, reference is made to the information set forth under “Other Information – Securities or rights giving access to ALSTOM’s share capital – Stock option plans”, which is included on pages 146 to 149 of the Financial Information Section of the ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

During fiscal year 2002, the total amount accrued by ALSTOM and its subsidiaries to provide pension, retirement or similar benefits to its Directors and members of the Executive Committee was € 745,486.

C.	Board Practices

The Board of Directors determines the directions of the Company’s activities and oversees their implementation. Within the limits of the corporate purpose of the Company and without prejudice to the powers expressly assigned by law to decisions to be made at shareholders’ meetings, it addresses all questions relating to the Company’s affairs. For Board decisions to be valid, at least half of the then-current Board members must be present. Each Director must hold at least ten ALSTOM shares.

Decisions are taken by a majority vote of the Board members present or represented. Our statuts currently provide that all transactions involving a contribution in kind or a merger (or an acquisition where all or part of the consideration is paid in shares) with a person holding directly or indirectly 10% or more of our share capital or with a company directly or indirectly controlled by such person must be submitted to the Board for prior approval, and that the Directors who have been appointed on the proposal of such person are not entitled to vote such resolution. This restriction applies whether the contribution, merger or acquisition takes place with ALSTOM or a company we directly or indirectly control.

However, the Law of 15 May 2001 has amended articles L. 225.38 et seq. of the Code de commerce and has imposed stricter standards. Pursuant to the new rules, any proposed agreement (except agreements in the ordinary course of business entered into on an arm’s length basis), either directly or indirectly, between (i) the Company and (ii) the Directeur Général (or Chief Executive Officer) or any Directeur Général Délégué (or Delegated Executive Officers), a member of the Board of Directors or any shareholder holding more than 5% of the voting rights of the Company or if the shareholder is a company, with the company controlling directly or indirectly such shareholder, must be submitted to the Board for prior approval. The agreements in which such persons have an indirect interest must also follow the same procedure. If the interested party is a board member, it is not entitled to vote on the issue. French law further requires such an agreement to be submitted to the general meeting of shareholders for approval once entered into, upon presentation of a special report from our auditors. The interested party, directly or indirectly, may not vote on such a shareholders’ resolution.

In case of equal votes, the President of the Board or the Director holding such position has a casting vote, except with respect to decisions approving related party transactions pursuant to article L. 225-38 et seq. of the Code de commerce.

The Chairman and Chief Executive Officer has full powers to act in our name in all circumstances, within the limits of our corporate purpose and without prejudice to the powers expressly assigned or reserved by law to shareholders’ meetings or the Board of Directors. The Law of 15 May 2001 gives the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons – a Chief Executive Officer (Directeur Général) appointed by the Board who has all powers to act on behalf of the Company within the limits of the Company’s corporate purpose and without prejudice to the powers expressly assigned or received by law to shareholders’ meetings or the Board of Directors, and to manage and represent the Company, and a President of the Board of Directors who represents the Board, organizes and directs its work, reports to the shareholders, ensures that the management bodies of the Company run efficiently and ensures that the Directors are able to fulfill their duties. Our statuts currently do not provide for such a choice, however a submission to amend our statuts in compliance with this law will be made at our next extraordinary shareholders’ meeting. See Item 6A (“Directors and Senior Management – Proposed Amendments to Articles of Association”). A Board meeting to be held following the approval of our new statuts will decide whether responsibility for the management of the Company will be assumed by the President acting as Chief Executive Officer or by a Directeur Général.

French law permits the Board of Directors to appoint up to five Directeurs Généraux Délégués to whom the Board of Directors may delegate general or specific powers. The Directeur Général proposes the Directeurs Généraux Délégués and the Board of Directors determines their specific management powers and responsibilities as well as the term of their appointment in agreement with the Chief Executive Officer. Under French law, a Directeur Général Délégué, like the Directeur Général, has broad powers to represent and bind the Company in dealing with third parties. The Directeur Général Délégué may be removed by the Board of Directors at any time upon proposal of the Directeur Général. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests.

Committees of the Board of Directors

The Audit Committee

The Audit Committee of the Board of Directors currently consists of Dr. Klaus Esser (Chairman), James B. Cronin, Jean-Pierre Halbron and Patrick Kron.

The function of the Audit Committee is to review the following:

•	the relevance and quality of the draft consolidated annual and interim financial statements and the draft statutory financial statements;

•	external auditor reports;

•	internal audit and inspection procedures;

•	internal risk analysis procedures;

•	in general, any issue likely to have an effect from an accounting or financial standpoint; and

•	the selection of external auditors and their mandate.

The Audit Committee met twice during fiscal year 2002 to examine the interim and annual financial statements, and to hear the external auditors’ report and the Company’s management on internal audit, inspection and risk analysis procedures.

The Nominations and Remuneration Committee

The Nominations and Remuneration Committee currently consists of Sir William Purves (Chairman), Jean-Paul Béchat, Candace Beinecke, Pierre Bilger and Lord Simpson.

The function of the Nominations and Remuneration Committee is to review the following:

•	remuneration of the Executive Committee members;

•	principles of the Directors’ remuneration (jetons de présence);

•	proposed stock option plans and employee share purchase schemes; and

•	the succession plans for the Company’s senior executive management and proposals for nominations to the Board of Directors.

The Committee met five times during fiscal year 2002. It reviewed the remuneration of the Chairman and Chief Executive Officer (in his absence) and the members of the Executive Committee as well as the principles of remuneration for the members of the Board of Directors, proposed stock option plans and employee share purchase schemes. In addition, it reviewed the succession plans for the Company’s senior management and proposed nominations for new Directors.

The Audit Committee and the Nominations and Remuneration Committee report on their work and recommendations to the Board of Directors regularly.

D.	Employees

As of 31 March 2002, ALSTOM employed 118,995 people world-wide. In fiscal year 2002, ALSTOM’s headcount decreased by approximately 23,000 people following the sale of the Contracting Sector.

ALSTOM believes that relations with our employees are satisfactory. Employee turnover is relatively low and ALSTOM is an active recruiter in most countries, including those affected by headcount reductions. Following the European Works Forum (EWF) agreement reached in December 2001, union validation by country of the terms of a second five-year agreement is in process. This agreement will be signed by the recomposed EWF during the annual EWF meeting in June 2002.

For additional information, see “Description of Activities – ALSTOM Employees” which is included on pages 114 to 115 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F.

E.	Share Ownership

From time to time, we have adopted various arrangements to facilitate share ownership by our employees.

Pursuant to powers granted by the shareholders at the general meeting held on 7 September 1999, the Board of Directors authorized the issuance of up to 7,000,000 shares at a price of € 24.00 per share which represented 80% of the average share price quoted on Euronext Paris during the twenty trading days immediately preceding the Board meeting, rounded up to the next Euro. On 8 August 2000, a total of 1,689,056 shares, nominal value € 6.00, were issued at a price of € 24.00 per share.

At the general meeting held on 24 July 2001, the shareholders authorized the Board of Directors, for a period of five years from the date thereof, to increase the share capital, in one or more times, by a maximum nominal amount of € 100 million, through the issue of new shares or other securities giving access to our share capital, reserved for the employees of the Company or of its affiliates which are members of the savings plan. The authorization cancelled the unused portion of the 5 September 2000 authorization.

In addition, in order to offer to the employees of certain foreign subsidiaries participating in one of ALSTOM’s savings plans benefits similar to the benefits granted to our French employees, the general meeting held on 24 July 2001 also authorized the Board of Directors, for a period of two years and within the limit of the global nominal amount of € 100 million discussed above, to increase the share capital, by specific issues of shares reserved to ALSTOM Employee Participations Ltd, a Jersey company, incorporated for that specific purpose.

We did not issue any shares pursuant to these authorizations during fiscal year 2002.

For information regarding the share ownership of our Directors and members of our Executive Committee, see Item 7A (“Major Shareholders”). For information regarding our stock option plans, see Item 6B (“Compensation”).

I TEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major	Shareholders

The table below sets forth information with respect to the beneficial ownership of our shares by:

•	each person who is known by us to own beneficially more than 5% of our outstanding shares; and

•	all of our Directors and members of our Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own; and the address of each beneficial owner listed below is c/o ALSTOM, 25, Avenue Kléber, 75116 Paris, France.

The percent of beneficial ownership for each shareholder is based on 215,387,459 shares outstanding as of  22 May 2002.

Name	Shares Beneficially Owned	Percentage of Shares Outstanding
Franklin Resources, Inc.(1)	28,679,379	13.32%
Directors and Executive Committee members as a group (17 persons)(2)	111,271	0.05%

(1)
On 2 April 2002, we received notice, in accordance with our Articles of Association, from Franklin Resources, Inc. that it controlled 13.32% of the share capital and voting rights through various investment funds and unit trusts. At 20 June 2001, Franklin Resources owned 7.5% of our outstanding share capital.

(2)	None of our Directors or members of our Executive Committee beneficially owns 1% or more of our outstanding shares.

Further to the public offering on 14 February 2001 carried out jointly between Alcatel and Marconi plc, in the course of which they sold 35,538,930 shares each (representing 16.5% of the share capital of ALSTOM each), Alcatel and Marconi plc each sold their remaining 5.7% shareholding in the capital of ALSTOM in June 2001.

To ALSTOM’s knowledge, as of 31 March 2002, the proportion of its outstanding shares held in the US, in either ordinary form or in the form of ADSs, was approximately 14.4%. As of such date, there were 25 record holders of 6,544,514 of its ADSs in the US, who hold either for their own account or for the account of other beneficial owners. The depositary for the ADS program is The Bank of New York.

To ALSTOM’s knowledge, it is not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

Shareholders’ agreement

No shareholders’s agreement has been notified to the Company.

B.	Related Party Transactions

We have, from time to time and in the normal course of our business, entered into intra-company arrangements with our subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services. These arrangements are entered into on an arm’s length basis in accordance with our normal business practices.

During fiscal year 2001, we contracted with Alcatel and Marconi plc and their subsidiaries for the purchase and sale of a number of products and services in the normal course of business. The contracts covered transactions that essentially concern industrial services, principally subcontracting, and industrial transactions. With effect from February 2001, Alcatel and Marconi were no longer related parties with ALSTOM.

For additional information regarding related party transactions, see Note 25 to the Consolidated Financial Statements contained herein.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 (“Financial Statements”) for a list of financial statements filed with this Annual Report on Form 20-F.

Legal Proceedings

Reference is made to the information set forth under “Other Risks – Legal Risk” which is included on page 123 to 124 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F, and Note 26(c) to the Consolidated Financial Statements contained herein.

Dividend Policy

We became a public company in June 1998. The table below sets forth, in respect of the fiscal years indicated, the amount of dividends paid per share excluding the French tax credit (avoir fiscal) and the amount of dividends paid per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared in respect of a given fiscal year are paid in the following fiscal year.

Fiscal year to which dividend relates(1)	Dividends per share	Dividends per share including avoir fiscal(2)(4)	Dividends Per ADS(3)	Dividends per ADS including avoir fiscal(2)(3)(4)
	(in €)		(in US $)
1999(5)	0.50	0.750	0.47	0.71
2000	0.55	0.825	0.47	0.71
2001	0.55	0.825	0.48	0.73

(1)	Under the Code de commerce, payment of annual dividends must be made within nine months following the end of the year to which they relate.
(2)
Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made by the French State only after receipt of a claim for such payment, in any event, not before 15 January of the year following the calendar year in which the dividend is paid. Certain US tax-exempt holders of ADRs will not be entitled to full payments of avoir fiscal. See “Item 10. Additional Information – Taxation”.

(3)
Translated solely for convenience into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the US. Avoir fiscal amounts have been converted into dollars at the Noon Buying Rate on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert Euro to dollars for purposes of making payments to holders of ADRs.

(4)	On the basis of an avoir fiscal at the rate of 50%, certain holders of shares and ADSs may be entitled to an avoir fiscal at a different rate. See Item 10C (“Taxation”) for further information.
(5)	In addition, we paid a special dividend of € 1,209 million on 22 June 1998 to our principal shareholders at that time. We did not pay any dividend for the three previous fiscal years.

No dividend distribution will be proposed for approval by the shareholders at the General Shareholders’ Meeting scheduled for 21 June 2002 on first call and 3 July 2002 on second call.

The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our Board of Directors based on our earnings, financial condition and other factors and declaration by our shareholders at their annual meeting. Net income in each fiscal year, as increased or reduced, as the case may be, by any income or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below, is available for distribution as dividends, subject to the requirements of French law and our statuts.

Under French law, we are required to allocate 5% of our net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund until the amount in such reserve fund is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve is distributable only upon the liquidation of ALSTOM. See Item 10 (“Additional Information – Memorandum and Articles of Association – Dividends”).

The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the depositary in Euro and, subject to certain exceptions, be converted to dollars by the depositary.

Any dividends paid to US holders of shares or ADSs who are not residents of France are generally subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding and, in certain circumstances, receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at the reduced rate under the conditions provided for in the relevant tax treaty and under French law. Certain US tax-exempt holders of shares or ADSs will be entitled only to partial payments of the French avoir fiscal. See “Taxation” for a summary of these and other French and US tax consequences to holders of shares or ADSs. Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

B.	Significant Changes

None.

IT EM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

For information concerning where our ordinary shares and ADSs are listed and the trading history of our shares, please see Item 9C (“Markets”) below.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for the shares is Euronext Paris, where the shares have been traded since 22 June 1998. Prior to that date, there was no public trading market for the shares. The shares are traded on the Premier

Marché of Euronext Paris. Our shares were withdrawn from the CAC 40 Index (a widely followed index of 40 major stocks) on 3 April 2002. The shares in the form of United Kingdom depositary shares are listed on the Official List of the London Stock Exchange under the symbol “ALSA”. The shares in the form of American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “ALS.”

Trading Practices and Procedures on Euronext Paris

General

Effective 22 September 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA (the “SBF”), the Amsterdam Exchange and the Brussels Exchange merged to create Euronext N.V. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of securities to Euronext Paris’s trading markets as well as the regulation of those markets.

Euronext N.V. is listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market.

In February 2002, Euronext N.V. acquired Bolsa de Valores de Lisboa e Porto, the Portuguese stock exchange, and renamed it Euronext Lisbon.

Securities approved for listing on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

The Premier Marché

Admission to the Premier Marché is subject to certain audited financial statements history, capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Shares listed on the Premier Marché are placed in one of two categories depending on the volume of transactions. ALSTOM’s shares are listed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required to be in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades i.e., on average approximately 10 trades per business day.

Securities listed on the Premier Marché of Euronext Paris are traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time), a pre-opening session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security.

Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier Marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. The relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on the Premier Marché in certain other circumstances. In addition, in exceptional cases, the Conseil des Marché Financiers and the COB may require Euronext Paris to suspend trading.

Since 25 September 2000, all trading on the Premier Marché of Euronext Paris has been performed on a cash-settlement basis. However, market intermediaries are also permitted to offer investors to place orders on a deferred settlement basis (Ordre Stipulé à Règlement-Livraison Différé or OSRD) for a fee. The OSRD is only available for trades in securities which either (i) are a component of the SBF 120 index or (ii) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million. Investors in shares eligible to the OSRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. ALSTOM’s shares are eligible for the OSRD.

Equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month when a dividend is paid is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Premier Marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA (“Euroclear”), a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier Marché are cleared and settled through Euroclear using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading history of ALSTOM’s shares

In June 1998, ALSTOM’s shares were listed on Euronext Paris and the New York Stock Exchange. The table below sets forth, for the periods indicated during our fiscal year, the reported high and low quoted closing prices for the shares on Euronext Paris (in Euros) and the New York Stock Exchange (in US dollars):

	Euronext Paris		New York Stock Exchange
Fiscal Year	High	Low	High	Low
	(in €)		(in US dollars)
1999(1)	31.53	15.84	34.06	19.00
2000	34.00	21.65	35.56	21.87
2001	32.41	23.80	29.25	20.50
First Quarter	32.41	25.30	29.00	24.25
Second Quarter	31.60	23.86	29.25	21.63
Third Quarter	28.70	24.00	26.75	20.50
Fourth Quarter	31.70	23.80	28.75	22.13
2002	36.00	11.46	30.30	10.35
First Quarter	36.00	29.30	30.30	26.70
Second Quarter	34.50	15.37	29.40	14.40
Third Quarter	17.90	11.46	15.75	10.35
November 2001	17.60	11.46	15.49	10.50
December 2001	14.30	11.64	12.48	10.35
Fourth Quarter	16.30	12.25	14.29	10.77
January 2002	14.69	12.25	12.61	11.01
February 2002	13.98	12.36	12.06	10.77
March 2002	16.30	13.45	14.29	12.05
2003
First Quarter (through 22 May)	15.50	12.75	13.64	11.95
April 2002	15.50	14.00	13.64	12.25
May 2002 (through 22 May)	14.63	12.75	13.46	11.95

(1)	From 22 June 1998.

Purchase by ALSTOM of its Shares

Under French law, ALSTOM may not issue shares to itself. However, ALSTOM may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

•	to reduce ALSTOM’s share capital by cancelling the shares ALSTOM purchases, with shareholders’ approval at an extraordinary general meeting;

•	to provide shares to ALSTOM’s employees under a profit-sharing plan or stock option plan, with shareholders’ approval at an extraordinary general meeting; or

•
to acquire up to 10% of ALSTOM’s share capital pursuant to a corporate repurchase program, provided ALSTOM’s shares are still listed on a regulated market (e.g., the Premier Marché, the Second Marché, and the Nouveau Marché), which program was subject to the filing of a Note d’information that has received the approval (visa) of the COB and shareholder’s approval at an ordinary general meeting. ALSTOM has filed a Note d’information which has received the visa (number 01.803) of the COB on 15 June 2001 and ALSTOM’s shareholders approved such program at an ordinary and extraordinary general meeting dated 24 July 2001. The renewal of this authorization will be proposed at the general meeting of shareholders scheduled for 21 June 2002 on first call and 3 July 2002 on second call. ALSTOM intends to file a Note d’Information with the COB related to that matter.

ALSTOM may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, ALSTOM may not repurchase under either the second or third option listed above an amount of shares that would result in ALSTOM holding, directly or through a person acting on its behalf, more than 10% of ALSTOM’s outstanding share capital, or if ALSTOM had different classes of shares, 10% of the shares in each class.

ALSTOM must inform the CMF, on a monthly basis, of any purchase, sale, transfer or cancellation of its own shares. The CMF will then make this information public.

ALSTOM must hold any shares ALSTOM repurchases in registered form. These shares also must be fully paid up. Shares repurchased by ALSTOM are deemed outstanding under French law but are not entitled to dividends or voting rights, and ALSTOM may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, ALSTOM must either sell the rights attached to the shares it holds on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

Trading in ALSTOM’s own shares

Under Regulation No 90-04 of the COB, as amended, ALSTOM may not trade in its shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•
trades must be executed on behalf of the Company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company’s shares are continuously quoted (cotation en continu), as ALSTOM’s shares are, then a trade must meet the following requirements to be considered valid:

•
the trade must not influence the determination of quoted price before opening of trading, at the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or as applicable, in the last half hour of any trading session or at the fixing of the closing price;

•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares; and

•
the trade must not account for more than 25% of the total daily trading volume on the Premier Marché in the shares during the 3 trading days immediately preceding the trade for shares eligible for the OSRD.

This third requirement does not apply to trades in blocks of shares. The first and third requirements do not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB. A first code of ethics was adopted by the “Association Française des Entreprises d’Investissement” (AFEI) and approved by the COB on 13 February 2001.

Trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met, if (a) the acquisition takes place at least three months after the company’s last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio.

There are two periods during which ALSTOM is not permitted to trade in its own securities:

•	the 15-day period before the date on which ALSTOM makes its consolidated or annual accounts public; and

•
the period beginning on the date at which ALSTOM becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a contrat de liquidité complying with the charter of ethics approved by the COB, as mentioned above.

After making an initial purchase of ALSTOM’s own shares, ALSTOM must file monthly reports with the COB and the CMF that contain specific information about subsequent transactions. The CMF makes this information available to the public.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

ALSTOM is a société anonyme, a form of limited liability company, incorporated under the laws of France. In this section, we summarize material information concerning our share capital, together with certain provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to the our statuts and to the applicable provisions of French law. An unofficial English translation of our statuts is included as an Exhibit to this document. You may obtain copies of our statuts in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France. Please refer to those full documents for additional details.

Share capital

Reference is made to the information set out under “Other Information – Share Capital – Ownership of Share Capital – Stock Markets” which is included on pages 144 to 151 of the Financial Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 of this Annual Report on Form 20-F.

In addition, as of 31 March 2002, we had outstanding stock options to purchase 14,231,100 of our shares.

Shareholders’ meetings and voting rights

General

In accordance with the French commercial code, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the board of directors;

•	appointing statutory auditors;

•	approving the annual accounts;

•	declaring dividends or authorizing dividends to be paid in shares;

•	approving share repurchase programs; and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital;

•
authorizing or deciding the issuance of additional shares, investment certificates, a new class of equity securities, convertible or exchangeable securities, or any other securities giving rights to equity securities;

•	selling or transferring all of our assets; and

•	the voluntary liquidation of our company.

Annual ordinary meetings

The Code de commerce requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party, including the workers’ committee, in cases of emergency; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of shareholders’ meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des annonces légales obligatoires, or BALO, and must be sent to the

COB prior to the publication. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO, by:

•	one or several shareholders holding a minimum number of shares calculated on the basis of a formula relating to our share capital;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee.

The Board of Directors must submit these resolutions to a vote of the shareholders. At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, we must publish a final notice of meeting (avis de convocation) in a newspaper authorized to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB. The notice must state, among other things, the type, agenda, place and time for the meeting.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must also send by mail notice of the meeting to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of Directors even though these actions have not been included on the agenda.

During the fifteen days preceding a meeting of shareholders, any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions.

Attendance and voting at shareholders’ meetings

Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the Code de commerce and our statuts. There is no requirement that a shareholder should have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail.

In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least two days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate (certificat d’immobilisation) from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable as from two days before the meeting until the completion of the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting.

These two-day periods may be changed by the Board of Directors. For the general meeting of shareholders scheduled for 21 June 2001 on first call and 3 July 2002 on second call, the Board of Directors has reduced each of these periods to one day. Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the meeting.

Proxies and votes by mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings, either in person or by proxy. In addition, our statuts provide that the Board of Directors shall have the powers to organize, within the limits of the law, the participation and voting of the shareholders by videoconference or any other telecommunication means permitting the identification of such shareholders.

The shareholders who participate by videoconference or by any of those other telecommunication means shall be deemed present for purposes of the calculation of the quorum and majority.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or agreed by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting.

Quorum

The Code de commerce requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or vote by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, to fulfil the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting deciding upon an increase in our share capital is proposed by capitalization of reserves, profits or share premium.

The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is reconvened, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is reconvened only to approve an increase in our share capital by capitalization of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

A simple majority of shareholders is required to pass any resolution at an ordinary general meeting or a resolution at an extraordinary general meeting deciding upon a capital increase by capitalization of reserves, profits or share premium. A two-thirds majority of the shareholder votes cast is required for any other resolution proposed at an extraordinary general meeting.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present either in person or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting. Under the Code de commerce, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial statements and other communications with shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. The Code de Commerce requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by a company.

Dividends

We may only distribute dividends out of our “distributable income,” plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our statuts. “Distributable income” consists of our unconsolidated net income in each fiscal year, as increased or reduced by any income or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

Legal reserve

The Code de commerce provides that a French société anonyme, such as ALSTOM, must allocate 5% of its unconsolidated statutory net income for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. At 31 March 2002, our legal reserve was € 130.3 million. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation.

Approval of dividends

According to the Code de commerce, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Board of Directors may distribute interim dividends for a minimum amount of € 0.76 per share, to the extent of the distributable income for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of dividends

If a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting upon proposal of the board of directors, or by the board of directors in the absence of such a decision by the shareholders.

Each shareholder may be granted at the General Meeting, for all or part of the dividend or interim dividend distributed, an option to be paid the dividend or interim dividends in cash or in shares of the company, under the current legal and regulatory conditions.

Timing of payment

According to the Code de commerce, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in share capital

Increases in share capital

As provided by the Code de commerce, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	issuing investment certificates or a new class of equity securities.

Increases in share capital by issuing additional shares, investment certificates or a new class of equity securities may be effected by issuing such securities:

•	for cash (including in place of cash dividends as described above);

•	for assets contributed in kind;

•	by conversion or redemption of debt securities previously issued;

•	by exercise or exchange of any other securities giving rights to such securities;

•	by capitalization of reserves, profits or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by us; or

•	any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See  “ – Shareholders’ meetings and voting rights.”

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that the increase has been previously authorized by the shareholders. The Board of Directors may further delegate this right to our Chairman and Chief Executive Officer.

Each time the shareholders decide to increase capital or delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in share capital

According to the Code de commerce, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential subscription rights

According to the Code de commerce, if we issue, for cash, shares or specific kinds of additional securities giving right to subscribe to shares, current shareholders will have preferential subscription rights (droit préférentiel de souscription) to these securities on a pro rata basis. These preferential rights require us to give priority treatment to those shareholders. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Premier Marché of Euronext Paris.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe to such new equity securities during a limited period of time. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

Form, holding and transfer of shares

Form of shares

Our statuts provide that the shares may be held in registered or bearer form.

Holding of shares

In accordance with French Code des marchés financiers or financial markets code, shareholders’ ownership rights are represented by book entries in equity securities accounts instead of physical share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account that the accredited intermediary maintains with Euroclear France. That account is separate from our share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France.

In addition, according to French company law, shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary.

Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held. Furthermore, under French law, any intermediary must declare that it is acting as an intermediary and we may request to be provided with the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the beneficial owner can result in the deprivation of the right to vote and the right to receive dividends, or both, for a period of up to five years.

Transfer of shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Premier Marché of Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to € 153,000 and at a rate of 0.15% thereafter, subject to a rebate of € 23 per transaction and maximum assessment of € 610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for holdings exceeding certain percentages

The Code de commerce provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as ALSTOM, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold, of the number of shares it holds individually or in concert with others and their voting rights. The individual or entity must also notify the Conseil des marchés financiers, or CMF, within five trading days of the date it crosses the threshold. These requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (déclaration d’intention) with the Company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report. These requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

Under French law and CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition to the foregoing, provisions have been included in our statuts to the effect that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 0.5% of our share capital or voting rights must notify us within 15 days of the relevant transaction of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of 0.5% or whole multiples of 0.5%. If a person does not comply with this notification requirement, one or more shareholders holding 3% or more of our share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.

Any shareholder who fails to comply with these requirements (either of French law or of our statuts) may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may also be subject to a € 18,000 fine.

If the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned legal notification requirements, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court may, at our request or at the request of or one or several shareholders representing at least 5% of our share capital, deprive the shares in excess of the relevant threshold of voting rights, and possibly dividends, for a period not to exceed five years.

In order to permit holders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice.

The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the CMF.

C.	Material Contracts

Employment Agreement of Pierre Bilger

We entered into an employment agreement with Pierre Bilger effective 1 May 1998. The agreement sets forth the terms of Mr. Bilger’s employment including, among other things, matters relating to compensation and benefits, a covenant of exclusive employment in favour of the Company and termination. For further information, reference should be made to this employment agreement, which was filed on 16 June 1998 as Exhibit 10.6 to Amendment No. 5 to our Registration Statement on Form F-1 (No. 333-8784).

Share Purchase and Settlement Agreement pertaining to the creation of ALSTOM Power

Pursuant to the Share Purchase and Settlement Agreement, dated as of 31 March 2000, among ABB Ltd, ALSTOM and ABB ALSTOM Power N.V., as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of 11 May 2000 (collectively, the “Settlement Agreement”), ALSTOM purchased ABB Ltd’s 50% interest in their joint venture, ABB ALSTOM Power N.V. for a cash payment of € 1.25 billion. Among other things, the Settlement Agreement also provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM Power N.V. and the ABB Ltd. group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to ABB Ltd of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Ltd group in connection with the foregoing transactions (separate from the purchase price payment mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on 11 May 2000. ABB ALSTOM Power N.V. was subsequently renamed ALSTOM Power N.V. The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Settlement Agreement, which we filed on 14 July 2000 as Exhibit 2.10 to our Annual Report on Form 20-F for the fiscal year ended 31 March 2000.

D.	Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by us to non residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks, and substantially all credit establishments, are accredited intermediaries.

E.	Taxation

French taxation

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of shares. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or fixed base in France.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this report, all of which are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

There are currently no procedures available for holders that are not US residents to claim tax treaty benefits in respect of dividend received on ADSs as shares registered in the name of the nominee. Such holders should consult their own tax advisor about the consequences of owning or disposing of ADSs or shares registered in the name of a nominee.

Taxation on sale or disposal of shares or ADSs

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares or ADSs if both of the following apply to you:

•	you are not a French resident for French tax purposes; and

•	you have held, directly or indirectly alone and with relatives, not more than 25% of ALSTOM’s dividend rights, known as bénéfices sociaux, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares or ADSs.

If you transfer shares or ADSs using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares or ADSs transferred, whichever is higher. The maximum duty is € 3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of dividends

In France, companies may only pay dividends out of income remaining after tax has been paid generally. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

•
50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify for the French parent subsidiary regime; or

•	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of 1 January 2002.

In addition, if the distribution of dividends by ALSTOM gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	50% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

•	70% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits which carry an avoir fiscal (see paragraph below relating to the précompte).

Under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal.

French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. The shareholder can subsequently be entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarized below:

Australia	Germany(1)	Malaysia	Senegal	United States
Austria	Ghana	Mali	Singapore	Venezuela
Belgium	Iceland	Malta	South Korea
Bolivia	India	Mauritius	Spain	French Territoires
Brazil	Israel	Mexico	Sweden	d’Outre-Mer and
Burkina Faso	Italy	Namibia	Switzerland	Other:
Cameroon	Ivory Coast	Netherlands	Togo	Mayotte
Canada	Japan	New Zealand	Turkey	New Caledonia
Estonia	Latvia	Niger	Ukraine	Saint-Pierre et
Finland	Lithuania	Norway	United Kingdom	Miquelon
Gabon	Luxembourg	Pakistan

(1)
According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has not yet been adopted but, when adopted, should apply retroactively as of January 1, 2002.

Under these treaties, a shareholder who fulfils specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

If these arrangements apply to a shareholder, we will withhold tax from the dividend at the lower rate, provided that the shareholder has previously established that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholders may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

A French company must generally pay a tax known as the précompte to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

A shareholder that is not a French resident may generally obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

•	if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

•	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Estate and gift tax

France imposes an estate and gift tax where an individual or entity acquires shares of a French company by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

Wealth tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, for your shares if both of the following apply to you:

•	you are not a French resident for the purpose of French taxation;

•	you own less than 10% of ALSTOM’s share capital, either directly or indirectly; and

•	your shares do not enable you to exercise influence on ALSTOM.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax.

Taxation of US investors

The following is a general summary of the principal US federal income and French tax considerations relating to you as a US holder of shares or ADSs, only if all of the following five points apply to you:

1.	you own, directly or indirectly, less than 10% of the share capital of ALSTOM;

2.	you are any one of (a), (b) or (c) below:

(a)	an individual who is a citizen or resident of the US for US federal income tax purposes,

(b)	a corporation created or organized in or under the laws of the US or any state thereof (including the District of Columbia), or

(c)	a trust or estate that is subject to US federal income taxation on a net income basis in respect of its shares or ADSs;

3.	you are entitled to the benefits of the US-France income tax treaty under the “limitations on benefits” article of that treaty;

4.	you hold the shares or ADSs as capital assets; and

5.	your functional currency is the US dollar.

Special rules may apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their shares or ADSs as part of a hedging or conversion transaction, among others. Those special rules are not discussed in this summary.

The following summary is based on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. For purposes of the US-France income tax treaty and the US Internal Revenue Code, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs.

Taxation of dividends

Withholding tax and avoir fiscal.    In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

•
50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify under the French parent-subsidiary regime; or

•	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of 1 January 2002.

In addition, if the distribution of dividends by ALSTOM gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	50% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

•	70% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the précompte) which carry an avoir fiscal.

French companies normally must deduct a 25% French withholding tax from dividends paid to non-residents of France. Under the US-France income tax treaty, subject to complying with the procedures for claiming treaty benefits, this withholding tax is reduced to 15% if your ownership of shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

Additional provisions apply if you are considered an “eligible” US holder of shares or ADSs. You are “eligible” if your ownership of shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, and any one of the following four points applies to you:

1.	you are an individual or other non-corporate holder that is a resident of the US for purposes of the US-France income tax treaty;

2.	you are a US corporation, other than a regulated investment company;

3.
you are a US corporation that is a regulated investment company, provided that less than 20% of your shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the US; or

4.
you are a partnership or trust that is a resident of the US for purposes of the US-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1. or point 2. above.

If you are an eligible US holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the US under the US-France income tax treaty in accordance with the following procedures:

1.
You must complete French Treasury Form RF1 A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights.

2.
If you cannot complete Form RF1 A Eu-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

(a)	you are a resident of the US for the purposes of the US-France income tax treaty;

(b)	your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

(c)	you own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

(d)	you fulfil all the requirements under the US-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and

(e)	you claim the reduced rate of withholding tax and payment of the avoir fiscal.

If you are an eligible US holder of ADSs, you can obtain the form or certificate from the Depositary or from the Internal Revenue Service, and the Depositary will file it with French tax authorities as long as you deliver the completed form or certificate to the Depositary within the time period specified in the notice of distribution to registered US holders of ADSs.

If you are not an eligible US holder or if you have not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim from the French tax authorities a refund of any excess withholding tax.

If you are an eligible US holder, you may also claim the avoir fiscal, by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities by 31 December of the second year following the year during which the withholding tax is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to US federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

Specific rules apply to:

•
tax-exempt US pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

•
various other tax-exempt entities, including some state owned institutions, not-for-profit organizations and individuals with respect to dividends that they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible US holders, except that they may have to supply additional documentation evidencing their entitlements to these benefits. These entities are not entitled to the full avoir fiscal. They may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the ALSTOM’s capital and they satisfy certain specific filing formalities.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before 15 January following the end of the calendar year in which the related dividend is paid.

For US federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income to the extent they are paid or deemed paid out of our current or accumulated earnings and profits, as calculated for US federal income tax purposes. You must include these amounts in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends that we pay will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

Also, for US federal income tax purposes, the amount of any dividend paid to you in a foreign currency such as Euro, including any French withholding taxes, will be equal to the US dollar value of the Euro on the date the dividend is included in income, regardless of whether you convert the payment into US dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise foreign currency gain or loss, which gain or loss will generally be US source ordinary income or loss when you sell or dispose of the Euro. You may also be required to recognise foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the US-France income tax treaty.

To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows:

•
first, as a tax-free return of capital to the extent of your basis in your shares or ADSs, which will reduce the adjusted basis of your shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognise if you later dispose of those shares or ADSs;

•	second, the balance of the distribution in excess of the adjusted bases will be taxed as capital gain.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any avoir fiscal at 15% under the US-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your US federal income tax liability, subject to detailed conditions and limitations, or you may instead claim a deduction for all of the foreign taxes you pay in a particular year. The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the US Treasury.

The précompte.    A French company must generally pay a tax known as the précompte to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends paid to you. Under the US-France income tax treaty, the amount of the précompte refunded to US residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 by the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the US or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For US federal income tax purposes, the gross amount of the précompte, including any French withholding tax, will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in a foreign currency such as Euro, including any French withholding taxes, will be equal to the US dollar value of the Euro on the date the précompte included in income, regardless of whether you convert the payment into US dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise US source ordinary income or loss when you sell or dispose of the Euros.

Taxation of capital gains

If you are a resident of the US for purposes of the US-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for US federal income tax purposes, you will recognise capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. Any gain or loss will generally be US source gain or loss. If you are an individual, any capital gain will generally be subject to US federal income tax at preferential rates if you meet the specified minimum holding periods.

French estate and gift taxes

Under “The Convention Between the US of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts,” if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death; or

•	you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French wealth tax

The French wealth tax generally does not apply to your shares or ADSs if you are a “resident” of the US for purposes of the US-France income tax treaty.

United States information reporting and backup withholding

Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be required to be reported to the Internal Revenue Service. US federal backup withholding at a current rate of 30% may be imposed on specified payments made to persons that fail to furnish required information. Backup withholding will not apply to you if you furnish a correct taxpayer identification number and make any other required certification. Backup withholding also does not apply to you if you are exempt from backup withholding (for example, if you are a corporation). Any US person required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Non-US Holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide certificate of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. However, because we are a foreign private issuer, we and our shareholders are exempt from certain Exchange Act reporting requirements. The reporting requirements that do not apply to our shareholders or us include the proxy solicitation rules, the rules regarding the furnishing of annual reports to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

You also may read reports and other information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We provide The Bank of New York with annual and semi-annual reports in English, as well as summaries in English or an English version of all notices of stockholders’ meetings and other reports and communications that we generally make available to our stockholders. You may read these reports and other documents at The Bank of New York’s Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

I.	Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Reference is made to the information set forth under “Operating and Financial Review and Prospects – Impact of Exchange Rate and Interest Rate Fluctuations” on pages 33 to 39 of the Financial Information Section of ALSTOM’s 2002 Annual Report, filed as Exhibit 10.1 to this Annual Report on Form 20-F, and Note 1(g) and Note 27 to the Consolidated Financial Statements contained herein.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of ALSTOM or any of its subsidiaries.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

ITEM 15.  [RESERVED].

ITEM 16.  [RESERVED].

PART III

ITEM 17.  FINANCIAL STATEMENTS.

Not applicable.

I TEM 18.  FINANCIAL STATEMENTS.

The following financial statements, together with the report of Barbier Frinault & Autres, Ernst & Young Network, and Deloitte Touche Tohmatsu thereon, are filed as part of this report.

I TEM 19.  EXHIBITS.

1	Amended and restated by-laws (statuts) of the Company (unofficial English translation) (updated as of July 24, 2001).

4.1
Employment contract of Pierre Bilger (incorporated by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-1 (Registration Statement No. 333-8784) filed by the Company on 22 June 1998).

4.2
Share Purchase and Settlement Agreement dated as of 31 March 2000 among ABB Ltd., the Company and ABB ALSTOM POWER NV (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F (Commission file no. 1-14836) filed by the Company on 14 July 2000).

4.3
Purchase Agreement dated as of 19 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

4.4
Amendment No. 1 to the Purchase Agreement, dated as of 26 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

4.5
Amendment No. 2 to the Purchase Agreement dated as of 14 May 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

8	Subsidiaries of the Company (see Note 30 to the Consolidated Financial Statements).

10.1	Selected pages from the Company’s Annual Report for the fiscal year ended 31 March 2002.

10.2	Consent of Independent Auditors.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALSTOM

By:	/S/ PIERRE BILGER
Name: Pierre Bilger
Title: Chairman and Chief Executive Officer

Date: 24 May 2002

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the
Board of Directors of ALSTOM

We have audited the accompanying consolidated balance sheets of ALSTOM (“the Company”) as of March 31, 2000, 2001 and 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2002, all expressed in Euros. These consolidated financial statements are the responsibility of the management of ALSTOM. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALSTOM as of March 31, 2000, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in France.

Accounting principles used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in France (“French GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences between French GAAP and U.S. GAAP and a reconciliation of the consolidated net income for the years ended March 31, 2000, 2001 and 2002 and shareholders’ equity as of March 31, 2000, 2001 and 2002, to U.S. generally accepted accounting principles as they apply to ALSTOM are set forth in Note 31 of the notes to the consolidated financial statements.

/s/	Barbier Frinault & Autres	/s/	Deloitte Touche Tohmatsu
Ernst & Young Network

Gilles Puissochet

Paris, France
May 23, 2002

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 March
	Note	2000	2001	2002	2002 (Note 1)
	(in € million, except per share data)				(in US$ million, except per share data)
SALES		16,228.6	24,549.7	23,452.8	20,443.8
Cost of sales		(12,976.8)	(20,428.0)	(19,621.9)	(17,104.4)
Selling expenses		(904.0)	(1,139.7)	(1,078.2)	(939.9)
Research and development expenses		(506.0)	(628.7)	(575.4)	(501.6)
Administrative expenses		(1,112.4)	(1,201.9)	(1,236.3)	(1,077.6)

OPERATING INCOME		729.4	1,151.4	941.0	820.3
Other income (expenses), net	(3)	72.4	(255.7)	(476.9)	(415.7)
Goodwill and acquired intangible assets amortisation	(6)	(244.0)	(360.2)	(350.3)	(305.4)

EARNINGS BEFORE INTEREST AND TAX		557.8	535.5	113.8	99.2
Financial income (expense), net	(4)	(62.3)	(116.0)	(207.5)	(180.9)

PRE-TAX INCOME (LOSS)		495.5	419.5	(93.7)	(81.7)
Income tax	(5)	(118.7)	(174.5)	(9.7)	(8.5)
Share in net income (loss) of equity investments		(12.7)	(3.8)	0.8	0.7
Dividend on redeemable preference shares of a subsidiary		–	–	(13.9)	(12.1)
Minority interests		(15.0)	(37.5)	(22.9)	(19.9)

NET INCOME (LOSS)		349.1	203.7	(139.4)	(121.5)

Earnings (loss) per share
Basic and diluted		1.6	0.9	(0.6)	(0.5)
Before goodwill and acquired assets amortisation – basic and diluted		2.8	2.6	1.0	0.9

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

		At 31 March
	Note	2000	2001	2002	2002 (Note 1)
	(in € million)				(in US$ million)
ASSETS
Goodwill, net	(6)	3,810.4	5,310.8	4,612.4	4,020.7
Other acquired intangible assets, net	(6)	–	1,186.7	1,169.6	1,019.5
Property, plant and equipment, net	(7)	2,162.6	2,787.7	2,788.1	2,430.4
Investments in equity method investees and other investments	(8)	257.2	323.1	301.0	262.4
Other fixed assets, net	(9)	1,104.5	1,300.8	1,326.3	1,156.1

Tangible and intangible fixed assets, net		7,334.7	10,909.1	10,197.4	8,889.1
Deferred taxes	(5)	1,090.8	1,842.8	2,144.0	1,868.9
Inventories and contracts in progress, net	(10)	3,327.2	6,049.7	5,592.6	4,875.1
Trade receivables, net	(11)	4,545.4	7,028.7	4,730.0	4,123.1
Other accounts receivables, net	(12)	1,959.3	2,816.1	3,304.1	2,880.2

Current assets		9,831.9	15,894.5	13,626.7	11,878.4
Short term investments	(13)	174.5	496.4	331.3	288.8
Cash and cash equivalents	(14)	2,246.6	2,523.6	1,904.4	1,660.1

Short term investments and cash and cash equivalents		2,421.1	3,020.0	2,235.7	1,948.9

Total assets		20,678.5	31,666.4	28,203.8	24,585.3

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity		1,986.0	2,090.4	1,752.5	1,527.7
(including cumulative translation adjustments)		(46.2)	(61.1)	(141.1)	(123.0)
Minority interests	(15)	32.9	102.3	91.1	79.4
Redeemable preference shares	(16)	–	205.0	205.0	178.7
Undated subordinated notes	(17)	–	250.0	250.0	217.9
Provisions for risks and charges	(18)	3,254.4	4,590.8	3,849.2	3,355.4
Accrued pension and retirement benefits	(19)	667.0	1,058.3	994.0	866.5
Borrowings, bonds, and notes issued		2,739.0	4,491.1	4,088.6	3,564.0
Bank overdrafts		820.7	161.8	211.2	184.1

Financial debt	(20)	3,559.7	4,652.9	4,299.8	3,748.1
(of which long term portion)		(998.9)	(1,722.5)	(2,762.9)	(2,408.4)
Deferred taxes	(5)	569.8	857.7	704.3	613.9
Customers’ deposits and advances	(22)	3,538.2	7,783.2	5,955.6	5,191.5
Trade payables		3,645.8	6,539.9	5,564.1	4,850.3
Accrued contract costs, other payables and accrued expenses	(21)	3,424.7	3,535.9	4,538.2	3,955.9

Current liabilities		10,608.7	17,859.0	16,057.9	13,997.7

Total shareholders’ equity, minority interests and liabilities		20,678.5	31,666.4	28,203.8	24,585.3

Commitments and contingencies	(26)	7,290.8	15,560.6	12,833.2	11,186.7

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 March
	2000	2001	2002	2002 (Note 1)
	(in € million)			(in US$ million)
Cash flows from operating activities
Net income (loss)	349.1	203.7	(139.4)	(121.5)
Minority interests	15.0	37.5	22.9	20
Adjustments to reconcile income before minority interests to net cash provided by (used in) operating activities:
Depreciation and amortisation	566.3	854.1	792.1	690.5
Changes in provision for pension and retirement benefits, net	16.3	114.8	(51.0)	(44.5)
Net (gain) loss on disposal of fixed assets and investments	(711.8)	0.4	(197.9)	(172.5)
Share in net income (loss) of equity investees (net of dividends received)	15.7	3.8	0.4	0.3
Changes in deferred tax	73.8	(36.0)	(86.4)	(75.3)
Net change in operating assets and liabilities:
Decrease (increase) in inventories and contracts in progress, net	(132.4)	(1,462.4)	54.0	47.1
Decrease (increase) in trade and other receivables, net	(946.5)	(609.2)	668.1	582.4
Increase (decrease) in contract related provisions	142.1	(813.4)	(947.9)	(826.3)
Increase (decrease) in other provisions	127.8	(144.1)	2.5	2.2
Increase (decrease) in restructuring provisions	(52.0)	(525.8)	(122.7)	(107.0)
Increase (decrease) in customers’ deposits and advances	(1,853.9)	2,602.6	(1,254.6)	(1,093.6)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	1,662.5	(42.1)	680.7	593.4
Increase (decrease) in securitisation of future receivables	1,167.0	408.2	161.1	140.4

Net cash provided by (used in) operating activities	439.0	592.1	(418.1)	(364.5)

Cash flows from investing activities
Proceeds from disposals of property, plant and equipment	176.1	189.4	118.8	103.6
Capital expenditures	(585.4)	(568.0)	(550.3)	(479.7)
Decrease (increase) in other fixed assets, net	(382.9)	(382.6)	(103.7)	(90.4)
Cash expenditures for acquisition of investments, net of net cash acquired	(1,292.0)	(1,137.0)	(113.2)	(98.7)
Cash proceeds from sale of investments, net of net cash sold	825.0	308.1	771.9	672.9

Net cash provided by (used in) investing activities	(1,259.2)	(1,590.1)	123.5	107.7

Cash flows from financing activities
Capital increase	–	33.2	–	–
Undated subordinated notes and redeemable preference shares	–	455.0	–	–
Dividends paid including minorities	(111.1)	(118.2)	(136.1)	(118.6)

Net cash provided by (used in) financing activities	(111.1)	370.0	(136.1)	(118.6)
Net effect of exchange rate	23.5	(20.3)	(12.3)	(10.7)
Other changes	–	154.0	11.8	10.3
Net increase (decrease) in short-term investments and cash and cash equivalents net of short, medium and long term debt	(907.8)	(494.3)	(431.2)	(375.9)
Short-term investments and cash and cash equivalents net of short, medium and long term debt at beginning of year	(230.8)	(1,138.6)	(1,632.9)	(1,423.4)

Short-term investments and cash and cash equivalents at end of year net of short, medium and long term debt at end of year	(1,138.6)	(1,632.9)	(2,064.1)	(1,799.3)

Cash paid for income taxes	70.2	68.4	154.0	134.2
Cash received from interest	118.7	189.3	160.2	139.6
Cash paid for interest	165.2	319.2	325.5	283.7

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of outstanding shares	Capital	Additional paid-in capital	Retained earnings	Cumulated translation adjustment	Net income	Shareholders’ Equity	Comprehensive Income
	(in € million, except for number of shares)

1 April 1999	213,698,403	1,303.1	54.6	122.1	(156.6)	302.6	1,625.8
Changes in Cumulative Translation Adjustments	–	–	–	–	110.4	–	110.4	110.4
Revision of costs linked to capital increase	–	–	7.6	–	–	–	7.6
Net income	–	–	–	–	–	349.1	349.1	349.1
Euro Capital Conversion	–	(20.9)	–	20.9	–	–	–
Appropriation of income	–	–	–	195.7	–	(302.6)	(106.9)

31 March 2000	213,698,403	1,282.2	62.2	338.7	(46.2)	349.1	1,986.0	459.5

1 April 2000	213,698,403	1,282.2	62.2	338.7	(46.2)	349.1	1,986.0
Capital increase	1,689,056	10.1	23.0	–	–	–	33.1
Changes in Cumulative Translation Adjustments	–	–	–	–	(14.9)	–	(14.9)	(14.9)
Net income	–	–	–	–	–	203.7	203.7	203.7
Appropriation of income	–	–	–	231,6	–	(349.1)	(117.5)

31 March 2001	215,387,459	1,292.3	85.2	570.3	(61.1)	203.7	2,090.4	188.8

1 April 2001	215,387,459	1,292.3	85.2	570.3	(61.1)	203.7	2,090.4
Changes in Cumulative Translation Adjustments	–	–	–	–	(80.0)	–	(80.0)	(80.0)
Net income (loss)	–	–	–	–	–	(139.4)	(139.4)	(139.4)
Appropriation of income	–	–	–	85.2	–	(203.7)	(118.5)

31 March 2002	215,387,459	1,292.3	85.2	655.5	(141.1)	(139.4)	1,752.5	(219.4)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

During the year ended 31 March 2000, the capital of the parent company, ALSTOM, has been converted into Euros. The FRF 40 par value of the shares being rounded to € 6, the corresponding decrease of € 21 million was recorded as a non distributable reserve.

In August 2000, a specific issue of shares reserved for employees was made and 1,689,056 shares were subscribed. Related costs of € 7.4 million were charged against additional paid-in capital of € 30.4 million.

At 31 March 2002, the issued paid-up share capital of the parent company, ALSTOM, amounted to  € 1,292,324,754, and was divided into 215,387,459 shares having a par value of € 6.

At the Ordinary General Shareholders’ Meeting, which is scheduled on first call on 21 June 2002 and if the quorum requirement is not met on that date, will be held on 3 July 2002 on second call, the Board will propose that no dividend be paid.

Under French law, the net profits, if any, related to the French statutory entities are allocated at a rate of 5% each year to a legal reserve until the legal reserve is equal to 10% of the nominal share capital of each entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of business and basis of presentation

ALSTOM is a “société anonyme” organised under the laws of France.

The Company is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation and power transmission and distribution and the transport market through rail and marine. A range of components and systems and services is offered by the Company covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

The translations of the € amounts into US dollar amounts are included solely for the convenience of readers in the United States and have been translated at a rate of US$0.8717 to €1, the Noon Buying Rate on 29 March 2002. Such translations should not be construed as representations that the amounts in € could be converted into US dollars at that or any other rate.

Note 2 – Summary of accounting policies

The Consolidated Financial Statements of the Company are prepared in accordance with French Generally Accepted Accounting Principles. The Règlement 99-02 of the Comité de Réglementation Comptable (new French consolidation methodology) has been applied with effect from 1 April 2000. Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of € 54 million and  € 112 million, an increase of financial debt of € 55 million and € 119 million and a decrease of shareholder’s equity of € 1 million and € 7 million at 31 March 2001 and 2002, respectively. If long term rentals had been consolidated the impact would have been an increase of long-term lease receivable of € 757 million and an increase of long-term lease payable of € 757 million (Note 23c).

(a)    Change in presentation

For the year ended March 31, 2002 the following changes in presentation have been made:

(i)	Income statements

Earnings Before Interests and Taxes is calculated after amortisation of goodwill and other acquired intangible assets. Previous years’ comparative figures have been reclassified accordingly. This reclassification amounts to € (244) million and € (360.2) million for the years ended 31 March 2000 and 2001, respectively.

(ii)	Cash flow statements

– Customers deposits and advances, securitisation of future receivables and restructuring provisions

Net cash provided by deposits and advances received from customers and securitisation programmes of future receivables and changes in restructuring provisions previously included in the line “Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses” have been disclosed separately. Previous years comparative figures have been reclassified accordingly. These reclassifications amount to € (738.9) million and € 2,485 million for the years ended 31 March 2000 and 2001, respectively.

– Other provisions

Changes in other provisions previously included in the line “contract related provisions” have been disclosed separately. Previous years comparative figures have been reclassified accordingly. This reclassification amounts to € 127.8 million and € (144.1) million for the years ended 31 March 2000 and 2001, respectively.

– Deferred taxes

Changes in deferred taxes have been included in “Adjustments to reconcile income before minority interests to net cash provided by operating activities”. Previous years comparative figures have been reclassified accordingly. This reclassification amounts to € 73.8 million and € (36.0) million for the years ended 31 March 2000 and 2001, respectively.

– Depreciation of other fixed assets and current assets

Changes in depreciation of other fixed assets previously included in “Adjustments to reconcile income before minority interests to net cash provided by operating activities” and changes in depreciation of current assets previously included in “increase (decrease) in contract related provisions, net” have been reclassified in the corresponding lines. Previous years’ comparative figures have been reclassified accordingly. These reclassifications amount to € (11.0) million and € 98 million in the years ended 31 March 2000 and 2001, respectively.

(b)    Consolidation methods

Investments over which the Company has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Joint ventures in companies in which the Company has joint control are consolidated by the proportionate method with the Company’s share of the joint ventures’ results, assets and liabilities recorded in the Consolidated Financial Statements.

Investments in which the Company has an equity interest of 20% to 50% and over which the Company exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the Consolidated Income Statements as from the date of acquisition or up to the date of disposal, respectively.

Intercompany balances and transactions are eliminated on consolidation.

A list of the Company’s major consolidated businesses and investees and the applicable method of consolidation is provided in Note 30.

(c)    Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Company to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

(d)    Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on contracts which extend over one year, long term contracts, is recognised on the percentage of completion method, measured by either delivery or completion of identifiable (segmented) portions of the contract, or, in situations where units of a basic production product are produced, upon delivery to the customer of the basic product unit. Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Revenue on other contracts is recorded upon delivery to the customer. Government subsidies relating to the shipbuilding sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

Contract costs include direct material and labour, and an allocation of indirect costs related to the contract. Selling and administrative expenses are charged to expense as incurred. Accruals for losses on contracts are recorded in the period during which such losses are determined and recognised immediately in the Consolidated Income Statement. Changes to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in the period when the change is identified.

Costs relating to long-term contracts are recorded including estimates of future expenses to be incurred, warranty costs and losses on contracts. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable (segmented) portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(e)    Translation of financial statements denominated in foreign currencies

The functional currency of the Company’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are converted at the average annual rate of exchange. The resulting translation adjustment is included as a component of shareholders’ equity.

(f)    Foreign currency transactions

Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction (market rate or forward hedge rate). At year-end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date or the forward hedge rate. Resulting exchange rate differences are included in the Consolidated Income Statement.

(g)    Financial instruments

The Company operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Company to reduce those risks. The Company does not hold or issue financial instruments other than for hedging purposes.

The Company enters into various interest rate swaps to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Company enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Company also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Company is not successful in signing the contract, the Company incurs no additional liability towards the insurance company except the prepaid premium. As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

(h)    Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over its estimated useful life, to a maximum of twenty years. The amortisation periods reflect the nature of the Company’s infrastructure business and the resulting long-term relationships with its customers.

(i)    Acquired intangible assets

The Company recognises acquired intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised over a period not exceeding 20 years.

(j)    Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment including of goodwill, intangible assets and property, plant and equipment, a detailed review is carried out based on the projected operating performance of the related businesses. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their estimated recoverable value.

(k)    Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Company. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Capital lease arrangements and long-term rentals are not capitalised.

(l)    Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(m)    Inventories and contracts in progress

Raw materials and supplies, work and contract in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

(n)    Short-term investments, cash and cash equivalents

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months. Marketable securities included in short-term investments and cash and cash equivalents are recorded at the lower of cost or market value, on a line by line basis.

(o)    Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing differences are expected to reverse in future years. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

No provision is made for income taxes on accumulated earnings of consolidated businesses or equity method investees for which no distribution is planned.

(p)    Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment is deducted from Inventories and Contracts in Progress on a contract by contract basis.

Cash received in respect of the sale of future receivables is included in “Customer Deposits and Advances”.

(q)    Provisions

A provision is recognised when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

(r)    Stock options

Stock options are not recorded by the Company at the date of grant. However, upon exercise of stock options, the Company records the issuance of the common shares as an equity transaction based on the amount of cash received from the employees.

(s)    Research and development

Research and development costs are expensed as incurred.

(t)    Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

For single employer defined benefit plans the fair value of plan assets is assessed annually and actuarial assumptions are used to determine costs and benefit obligations. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred. For defined benefit indemnities, retirement plans, and post-retirement benefit plans, liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods.

(u)    Restructuring

A liability related to a restructuring plan is recorded whenever the plan is finalised, approved by management and announced before the closing of the financial statements. Such liabilities include estimated facility closing costs, reductions in the useful lives of assets, and employees’ severance and termination benefits.

(v)    Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(w)    Earnings per share

Earnings per share are computed by dividing the annual net income by the weighted average number of outstanding shares during the financial year.

(x)    Statement of cash flows

Provisions related to long-term contracts have been considered as operating activities, including amounts provided on losses at completion.

(y)    Exchange rates used for the translation of main currencies

	2000		2001		2002
€ for 1 monetary unit	Average	Closing	Average	Closing	Average	Closing
British pound	1.568610	1.670844	1.632230	1.614987	1.627372	1.631321
Swiss franc	0.623692	0.628654	0.650100	0.654836	0.670010	0.681663
US dollar	0.976392	1.046792	1.106515	1.132246	1.136956	1.146263
Canadian dollar	0.664165	0.720513	0.733726	0.719217	0.725494	0.718236
Australian dollar	0.626077	0.632471	0.608764	0.550721	0.582556	0.610426

Note 3 – Other income (expense) net

	Year ended 31 March
	2000	2001	2002
	(in € million)
Net gain on disposal of fixed assets	19.1	0.8	11.2
Net gain (loss) on disposal of investments (1)	557.2	(4.1)	106.9
Restructuring costs	(442.5)	(80.5)	(227.2)
Employees’ profit sharing	(29.6)	(25.3)	(5.4)
Pension costs	(65.6)	(112.1)	(138.5)
Securitisation costs	–	(90.5)	(87.0)
Others, net (2)	33.8	56.0	(136.9)

Other income (expense), net	72.4	(255.7)	(476.9)

(1)	In the year ended 31 March 2000 the net gain on disposal of investments comprises substantially the gain on disposal of the Company’s Heavy Duty Gas Turbine business.

In the year ended 31 March 2002, it reflects the net gains on the disposal of Contracting Sector of € 106.4 million and GTRM of  € 43.0 million and a net loss on disposal of the Waste to Energy business of € (42.1) million.

(2)	Included in Others, net in the year ended 31 March 2002 is € 90 million set aside as additional Marine vendor finance provisioning.

Note 4 – Financial income (expense)

	Year ended 31 March
	2000	2001	2002
	(in € million)
Interest income	123.4	197.8	165.2
Interest expense	(186.4)	(329.0)	(328.2)

Net interest income (expense)	(63.0)	(131.2)	(163.0)
Other financial items, net	0.7	15.2	(44.5)

Financial income (expense)	(62.3)	(116.0)	(207.5)

Other financial items net include fees paid on bonds, guarantees and credit lines of € 22.0 million (€ 16.3 million in the year-ended 31 March 2001).

Note 5 – Taxation

(a)    Analysis of income tax charge

	Year ended 31 March
	2000	2001	2002
	(in € million)
Current income tax charge	44.9	210.5	96.1
Deferred income tax charge (credit), net	73.8	(36.0)	(86.4)

Total Income tax charge	118.7	174.5	9.7

Geographical origin

	Year ended 31 March
	2000	2001	2002
	(in € million)
France	27.4	64.9	2.7
Foreign	17.5	145.6	93.4

Current income tax charge	44.9	210.5	96.1

France	15.8	11.3	(113.6)
Foreign	58.0	(47.3)	27.2

Deferred income tax charge (credit), net	73.8	(36.0)	(86.4)

Total Income tax charge	118.7	174.5	9.7

(b)    Effective income tax rate

Components of pre-tax income are as follows:

	Year ended 31 March
	2000	2001	2002
	(in € million)
Pre-tax income (loss)	495.5	419.5	(93.7)
Goodwill and acquired intangible assets amortisation	244.0	360.2	350.3

Pre-tax income (loss) before goodwill and acquired intangible assets amortisation	739.5	779.7	256.6

France	122.2	82.4	(128.0)
Foreign	617.3	697.3	384.6

The effective income tax rate can be analysed as follows:

Statutory income tax rate of the parent company	37.76%	36.43%	35.43%
Expected tax	279.2	284.0	90.9
Impact of :
– reduced taxation of capital gain	(217.5)	–	(39.0)
– (utilisation) non recognition of tax loss carryforwards	53.5	(69.5)	20.1
– net change in estimate of tax liabilities	12.3	(17.3)	(37.6)
– other permanent differences	(8.8)	(22.7)	(24.7)

Actual income tax charge	118.7	174.5	9.7

Effective tax rate	16.1%	22.4%	3.8%

The effective tax rate in the current year is principally affected by reduced tax rates on capital gains. In the previous year the effective tax rate was principally affected by a change in estimate concerning the Company’s ability to realise previously unrecorded deferred tax assets.

(c)    Deferred tax

	At 31 March
	2000	2001	2002
	(in € million)
Accelerated depreciation in financial statement	37.8	49.3	54.6
Non deductible amortisation of intangible assets	–	38.3	188.2
Profit sharing, annual leave and pension accrual not yet deductible	12.0	137.1	136.7
Provisions and other expenses not currently deductible	566.5	792.0	629.1
Contract reserves taxed in advance	–	54.2	90.6
Tax loss carryforwards	373.4	685.4	1,024.0
Others	101.1	86.5	20.8

Deferred tax assets	1,090.8	1,842.8	2,144.0

Accelerated depreciation for tax purposes	(77.0)	(110.8)	(87.8)
Contract revenues not currently taxable	(80.3)	(229.4)	(209.4)
Losses on intercompany transfers	(10.6)	(32.1)	(43.8)
Deferred income related to leasing transactions	(165.3)	(153.0)	(32.0)
Inventory valuation methods	–	(66.9)	(69.2)
Pensions adjustments not currently taxable and other	(236.6)	(265.5)	(75.8)
Provisions and other expenses deducted in advance	–	–	(186.3)

Deferred tax liabilities	(569.8)	(857.7)	(704.3)

The Company consolidates most of its country operations for tax purposes, including such operations in France, the UK, the US and Germany. At 31 March 2002 there were tax losses, principally relating to France, Germany, Italy, Switzerland and the UK, which aggregated approximately € 4,100 million. Included in this amount are unrecognised tax losses which aggregate approximately € 730 million. The recognised losses of  € 3,370 million include € 575 million which will expire within 5 years.

Note 6 – Goodwill and other acquired intangible assets, net

	Net value 31 March 2000	Net value 31 March 2001	Additions, disposals & other Changes	Amortisation	Translation Adjustments	Net value 31 March 2002
Power (a)	2,137.9	3,514.9	201.3	(198.7)	6.6	3,524.1
Transmission & Distribution (b)	480.8	458.3	39.0	(32.1)	5.5	470.7
Transport (c)	314.1	451.4	26.5	(30.6)	1.4	448.7
Power Conversion	131.1	99.1	0	(5.9)	0	93.2
Marine	2.8	2.7	0	(0.2)	0	2.5
Contracting (d)	670.1	705.7	(681.4)	(13.7)	(10.6)	0
Other (e)	73.6	78.7	1.3	(4.9)	(1.8)	73.2

Goodwill, net	3,810.4	5,310.8	(413.4)	(286.1)	1.0	4,612.4

Other acquired intangible assets, net (f)	–	1,186.7	47.1	(64.2)	–	1,169.6

Goodwill and other acquired intangible fixes assets, net	3,810.4	6,497.5	(366.2)	(350.3)	1.0	5,782.0

The gross value of goodwill and other acquired intangible assets was € 4,560 million, € 7,253 million and € 6,694 million at 31 March 2000, 2001 and 2002, respectively.

(a) Power

In June 1999, the Company formed a joint venture with ABB, ABB ALSTOM Power N.V. (AAP), by contributing its Energy business, except the Heavy Duty Gas Turbine business, and ABB contributed substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc., a subsidiary of ABB, and its asbestos liabilities. From 1 July 1999 to 10 May 2000 the Company owned 50% of the AAP’s share capital. On 11 May 2000, the Company acquired ABB’s 50% shareholding in AAP, now renamed Power. Prior to that date, the Company consolidated its 50% share in AAP using the proportionate consolidation method. From 11 May 2000 the accounts of Power are fully consolidated.

In connection with the creation of AAP in June 1999, the Company paid to ABB an amount of  € 1,485 million. The acquisition cost of the second 50% share paid in May 2000 was € 1,253 million.

The Company has used the time interval ending with the close of the first fiscal year beginning after the 11 May 2000 acquisition to finalise the ABB ALSTOM Power purchase price allocation. During the year further goodwill in aggregate totalling € 198 million, net of deferred taxation, has been recorded.

The aggregate amount of goodwill recorded in connection with the acquisition of ABB ALSTOM Power in the June 1999 and May 2000 transactions was € 3,953 million and is being amortised over 20 years.

(b) Transmission & Distribution

The additional goodwill reflects the acquisition of Bitronics Inc. and the consolidation, from 1 April 2001, of Ansaldo Coemsa SA.

(c) Transport

On 1 October 2000, the Company purchased 51% of Fiat Ferroviaria Spa now renamed ALSTOM Ferroviaria Spa for € 149 million. Goodwill arising on that acquisition is € 109 million and is amortised over 20 years.

The Company has used the time interval ending with the close of first fiscal year after the acquisition of 51% of ALSTOM Ferroviaria Spa to review the purchase price allocation and recorded during the year an adjustment of € 54 million, net of deferred taxation.

On 16 April 2002, the put option requiring the Company to purchase the remaining 49% of the capital has been exercised by SPA Fiat for an amount of € 154 million (see note 29).

On 27 September 2001, the Company sold its 51% interest in GT Railway Maintenance Holdings Ltd. (GTRM), the UK rail infrastructure maintenance company, to Carillion plc. for a total cash consideration of € 82 million (£ 51 million), reducing the net goodwill by € 27.6 million.

(d) Contracting

On 20 July 2001, the Company completed the sale of its Contracting Sector to CDC Equity Capital (CDC IXIS Group) and Charterhouse Development Capital, which financed a management buy-out. The transaction was finalised with a definitive sale price of € 756 million.

(e) Other

Other goodwill is non sector specific goodwill and substantially reflects the acquisition costs of developing the Company’s network activity.

(f) Other acquired intangible assets

Other acquired intangible assets results from the allocation of the purchase price following the acquisition of ABB’s remaining 50% shareholding in AAP. It includes technology, an installed base of customers and licensing agreement for gross amounts of € 1,242 million and € 1,289 million at 31 March 2001 and 2002, respectively. Additions in the year reflect amounts paid to Rolls Royce PLC under a technology sharing agreement signed during the year. Amortisation of other acquired intangible assets amounts to € 64 million in fiscal year 2002.

Note 7 – Property, plant and equipment, net

(a)    Changes in property, plant and equipment

	Gross value
	Land	Buildings	Machinery And Equipment	Tools, furniture, fixtures and others	Total
	(in € million)
Balance at 1 April 1999	267.9	1,220.0	2,281.8	933.6	4,703.3
Acquisitions	22.2	181.4	273.5	108.3	585.4
Disposals	(16.5)	(120.1)	(135.7)	(57.4)	(329.7)
Changes in scope of consolidation	24.1	(45.1)	368.5	(325.2)	22.3
Other movements (*)	10.3	39.9	26.4	(1.6)	75.0

Balance at 31 March 2000	308.0	1,276.1	2,814.5	657.7	5,056.3
Acquisitions	2.7	138.9	420.4	39.3	601.3
Disposals	(22.0)	(169.6)	(339.3)	(109.4)	(640.3)
Changes in scope of consolidation	37.9	381.7	856.4	118.9	1,394.9
Other movements (*)	52.3	31.7	(108.9)	44.7	19.8

Balance at 31 March 2001	378.9	1,658.8	3,643.1	751.2	6,432.0

Acquisitions	9.7	71.2	231.4	195.3	507.6
Disposals	(62.1)	(60.6)	(246.4)	(56.1)	(425.2)
Changes in scope of consolidation	10.4	(3.4)	(204.0)	65.9	(131.1)
Other movements (*)	53.3	(4.7)	92.1	52.1	192.8

Balance at 31 March 2002	390.2	1,661.3	3,516.2	1,008.4	6,576.1

(*)	Including translation adjustments

(b)    Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation
	Land	Buildings	Machinery and equipment	Tools, furniture fixtures and others	Total
	(in € million)
Balance at 1 April 1999	5.8	542.4	1,527.2	633.1	2,708.5
Depreciation charge	1.4	52.9	196.7	71.3	322.3
Disposals and write-offs	(0.1)	(26.4)	(93.4)	(48.4)	(168.3)
Changes in scope of Consolidation	0.9	(54.0)	286.6	(250.0)	(16.5)
Other movements (*)	(1.7)	10.1	37.1	2.2	47.7

Balance at 31 March 2000	6.3	525.0	1,954.2	408.2	2,893.7

Depreciation charge	1.6	80.1	367.0	45.2	493.9
Disposals and write-offs	(0.3)	(57.3)	(279.4)	(97.9)	(434.9)
Changes in scope of Consolidation	0.0	90.0	540.2	81.6	711.8
Other movements (*)	12.1	4.5	(56.3)	19.5	(20.2)

Balance at 31 March 2001	19.7	642.3	2,525.7	456.6	3,644.3

Depreciation charge	3.2	70.1	284.4	84.1	441.8
Disposals and write-offs	(1.3)	(31.4)	(207.2)	(51.5)	(291.4)
Changes in scope of Consolidation	0.1	6.9	(108.1)	(45.9)	(147.0)
Other movements (*)	1.0	(21.0)	46.1	114.2	140.3

Balance at 31 March 2002	22.7	666.9	2,540.9	557.5	3,788.0

(*)	Including translation adjustments

Note 8 – Investments in equity method investees and other investments

(a)    Investments in equity method investees

	At 31 March
	2000	2001	2002
	(in € million)
Guangxi Laibin Electric Power Co Ltd. “Figlec”	56.0	62.0	65.7
Termoeléctrica del Golfo and Termoeléctrica Peñoles		24.4	71.9
ALSTOM S.A. de C.V., Mexico	—	10.6	9.8
Others	9.5	7.7	14.8

Total	65.5	104.7	162.2

At 31 March 2002 the Company held 40% of the registered capital of the Chinese entity “Figlec”, a company which operates the thermal Power Plant of Laibin.

In the year ended 31 March 2001 the Company acquired an interest in the Termoeléctrica del Golfo and Termoeléctrica Peñoles, projects to build generation plants, currently under construction in Mexico. During the year further funding was provided as the construction of the generation plants proceeded.

In the year ended 31 March 2001 the Company sold 51% of its shares in ALSTOM S.A. de C.V., Mexico and now holds 49% of the share capital.

At 31 March 2002 in line with the accounting policies set out in note 2(b), investments in which the Company has direct or indirect control of more than 50% of the outstanding voting shares or over which it exercises effective control, are fully consolidated. Only investments in which the Company has an equity interest of 20% to 50% and over which it exercises significant influence are accounted for under the equity method.

(b)    Other investments, net

	(in € million)
	At 31 March
	2000	2001	2002
	Net	Net	Gross	Provision	Net	%Interest
Alstom China Investments (1)	27.7	–	–	–	–	–
Télécité Inc (1)	22.4	–	–	–	–	–
Missenard Quint (1)	15.8	–	–	–	–	–
Ansaldo Coemsa SA (2)	–	29.0	–	–	–	–
Ballard Generation Systems Inc	28.6	40.3	40.2	–	40.2	20%
La Maquinista Vila Global	20.3	28.2	28.2	–	28.2	39%
A-Train AB & A-Train Invest AB	11.0	11.0	11.0	–	11.0	29%
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	6.3	20.3	15.9	–	15.9	11%
Tranvia Metropolita SA	–	5.4	6.7	–	6.7	25%
Others	59.6	84.2	61.6	(24.8)	36.8

TOTAL	191.7	218.4	163.6	(24.8)	138.8

(1)	These companies have been consolidated from 1 April 2000.

(2)	This company has been consolidated from 1 April 2001.

Note 9 – Other fixed assets, net

	At 31 March
	2000	2001	2002
	(in € million)
Loans to non consolidated companies and third parties	165.7	130.9	251.3
Long term deposits and retentions	597.4	644.4	527.1
Prepaid assets – pensions (see note 19)	309.4	446.6	469.3
Others	32.0	78.9	78.6

Other fixed assets, net	1,104.5	1,300.8	1,326.3

Loans to non consolidated companies and third parties includes € 195 million (US$ 170 million) Cruiseinvest (Jersey) Ltd. 6 % limited recourse notes due on 10 December 2011. These notes issued as a series of five notes bear interest at 6% per annum payable half-yearly in arrears. The right of the Company as noteholder is limited to amounts that shall become available up to the value of the notes (see note 23 (b)).

Long term deposits and retentions includes € 152 million, € 218 million and € 270 million lent to the two leasing entities at 31 March 2000, 2001 and 2002 respectively (see note 23 (a)) and € 104.0 million, € 346 million and € 169 million cash deposited to support guarantees given to financial institutions in connection with the sale of cruise-ships at 31 March 2000, 2001 and 2002 respectively.

Note 10 – Inventories and contracts in progress, net

	At 31 March
	2000	2001	2002
	(in € million)
Raw materials and supplies	853.7	1,197.6	1,586.3
Work and contracts in progress	5,077.6	7,412.1	6,928.7
Finished products	202.9	412.1	361.4

Inventories, and contracts in progress, gross	6,134.2	9,021.8	8,876.4
Less valuation allowance	(337.9)	(436.4)	(323.2)

Inventories, and contracts in progress, net of valuation allowance	5,796.3	8,585.4	8,553.2
Less related customers’ deposits and advances	(2,469.1)	(2,535.7)	(2,960.6)

Inventories, and contracts in progress, net of valuation allowances and related customers’ deposits and advances	3,327.2	6,049.7	5,592.6

Note 11 – Trade receivables, net

	At 31 March
	2000	2001	2002
	(in € million)
Trade receivables on contracts	6,527.4	7,629.1	10,375.5
Other trade receivables	1,547.6	3,608.2	1,469.3

Trade receivables, gross	8,075,0	11,237.3	11,844.8
Less valuation allowance	(139.4)	(182.4)	(137.0)

Trade receivables, net of valuation allowance	7,935.6	11,054.9	11,707.8
Less related customers’ deposits and advances	(3,390.2)	(4,026.2)	(6,977.8)

Trade receivables, net of valuation allowances and customers’ deposits and advances	4,545.4	7,028.7	4,730.0

The Company sold trade receivables in the normal course of business in revolving period securitisations within which it irrevocably and without recourse transferred eligible receivables. Under the terms of these agreements the Company continues to service, administer and collect the receivables on behalf of the purchaser. Certain receivables are retained as a credit enhancement. Amounts of trade receivables securitised net of retained interests are € 894 million and € 1,036 million at 31 March 2001 and 2002 respectively.

Note 12 – Other accounts receivable, net

	At 31 March
	2000	2001	2002
	(in € million)
Advances paid to suppliers and local parts on contracts	956.7	1,320.6	1,432.5
Income tax and other government receivables	540.1	573.9	519.3
Prepaid expenses	410.4	581.5	445.7
Retained interests in receivables (note 11)	–	259.9	352.1
Others	52.1	80.2	554.5

Other accounts receivable, net	1,959.3	2,816.1	3,304.1

Note 13 – Short-term investments

	Carrying Value	Changes in market value	Aggregate fair value
	(in € million)
31 March 2000
Government debt securities	14.5	0.6	15.1
Deposits	136.7	0.2	136.9
Bonds and other debt securities	23.3	–	23.3

Total	174.5	0.8	175.3

31 March 2001
Government debt securities	8.2	–	8.2
Deposits	411.5	1.0	412.5
Bonds and other debt securities	76.7	0.7	77.4

Total	496.4	1.7	498.1

31 March 2002
Equity securities	31.4		31.4
Deposits	121.1	1.4	122.5
Bonds and other debt securities	178.9	0	178.9

Total	331.4	1.4	332.8

Contractual Maturity of Investments

	Within 1 year Carrying value	1 to 5 years Carrying value	5 to 10 years Carrying value	After 10 years Carrying value
	(in € million)
31 March 2000
Government debt securities	7.4	3.6	–	3.5
Deposits	123.7	2.9	10.1	–
Bonds and other debt securities	23.3	–	–	–

Total	154.4	6.5	10.1	3.5

31 March 2001
Government debt securities	8.2	–	–	–
Deposits	404.8	6.7	–	–
Bonds and other debt securities	8.1	55.4	13.2	–

Total	421.1	62.1	13.2	–

31 March 2002
Equity securities	–	–	31.4	–
Deposits	116.8	4.3	–	–
Bonds and other debt securities	18.3	160.0	0.6	–

Total	135.1	164.3	32.0	–

Note 14 – Cash and cash equivalents

Cash and cash equivalents includes cash at banks and cash on hand of € 1,977 million, € 1,537 million and € 1,413 million at 31 March 2000, 2001 and 2002, respectively, and highly liquid investments of € 270 million, € 987 million and € 491 million at 31 March 2000, 2001 and 2002, respectively.

Note 15 – Minority interests

	At 31 March
	2000	2001	2002
	(in € million)
Balance beginning of year	69.6	32.9	102.3
Share of net income	15.0	37.5	22.9
Dividend paid	(4.3)	(7.0)	(21.0)
Translation adjustment	0.4	0.3	(0.8)
Change in scope and other changes	(47.8)	38.6	(12.3)

Balance end of year	32.9	102.3	91.1

Note 16 – Redeemable preference shares

On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of € 205 million.

The preference shares have no voting rights. They are not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre identified events including changes in taxation laws. Should redemption occur, the redemption price would be equal to par value together with dividends accrued, but not yet paid.

From the issue date to the 5th anniversary of the issue date the preference shares will carry a dividend based on a variable rate based on 6 months Euribor. From the 5th anniversary of the issue date and onwards the dividend rate will increase by an additional 2 % cost per annum, in line with market conditions for such instruments. The dividends are payable semi-annually from the issue date. The preference shareholders will benefit from a limited ALSTOM Holdings guarantee covering the subsidiary’s obligations under its preference shares.

The proceeds of the issue have been utilised within ALSTOM for general corporate purposes.

Note 17 – Undated subordinated notes

The Company issued, on 29 September 2000, € 250 million Auction Rate Coupon Undated Subordinated Notes. These notes may be redeemed at the option of the issuer except in certain exceptional circumstances, including any failure to pay interest when due, when they may be redeemed at the option of their holders. They rank pari passu with holders of other subordinated indebtedness. Interest will be payable semi-annually, at variable rates based on EURIBOR. The payment of the interest accrued may be suspended if both of the following conditions are satisfied:

•	The annual non-consolidated accounts of the Company, show an absence of income available for distribution; and

•	The annual consolidated accounts of the Company show that the consolidated net income available for distribution to common shareholders is less than or equal to zero.

Note 18 – Provisions for risks and charges

(in € million)	31 March 2000	31 March 2001	Additions	Releases	Applied	Change in scope and other (1)	31 March 2002
Provisions on contracts
Warranties	899.6	1,320.6	594.2	(75.6)	(293.0)	71.4	1,617.6
Penalties and claims	694,3	1,462.6	184.3	(53.5)	(1,149.6)	329.9	773.7
Contract loss accruals	519.6	560.5	443.1	(41.7)	(545.1)	73.6	490.4
Other risks on contracts	280.3	413.9	148.8	(46.5)	(113.5)	(69.2)	333.5
Restructuring	522.5	285.4	239.5	(12.3)	(344.3)	9.6	177.9
Other provisions	338.1	547.8	326.2	(62.1)	(261.4)	(94.4)	456.1

Total	3,254.4	4,590.8	1,936.1	(291.7)	(2,706.9)	320.9	3,849.2

(1)
Change in scope and other mainly reflects the disposal of Contracting sector for € (191) million and the finalisation of the purchase price allocation of AAP and ALSTOM Ferroviaria Spa for € 450 million.

Provisions on contracts

Provisions for warranties are recognised based on contract terms. Warranty periods may extend up to five years. The provisions are based on historical warranty data and a weighting of all possible outcomes against their associated probabilities. Provisions for contract losses are recorded at the point where the loss is first determined. Provisions are recorded for all penalties and claims based on management’s assessment of the likely outcome.

In the years ended 31 March 2001 and 2002 provisions relating to the activities of the Power sector acquired from ABB of approximately € 1,646 million in aggregate have been recorded against goodwill, of which € 372 million was recorded in the year ended 31 March 2002.

These provisions include, among other items, those relating to the GT24/26 turbines which have been estimated on the basis of a set of assumptions, taking into account potential costs relating to the design and manufacture of replacement parts, the opening and repair of the affected turbines, amounts which may become due to customers for delivery delays or under availability and performance guarantees and the specific terms of each individual contract. The lack of sufficient operating hours, among other factors, results in inherent uncertainty. Any change in key assumptions could have a significant impact on the level of provisions required. Actual costs may vary particularly as a result of negotiations with individual clients and the performance of the repaired turbines. Accordingly the provision currently recorded may need to be adjusted.

Restructuring provisions

During the 12 month period ended 31 March 2002, the Company restructuring expenditures amounted to € 344 million, principally in the Power, Transmission and Distribution and Transport Sectors. New plans were adopted during the period in Transport for which provisions have been created during the year. At 31 March 2002, restructuring and redundancy provisions mainly relate to Power, Transmission & Distribution and Power Conversion Sectors.

During the 12-month period ended 31 March 2001, the Company restructuring expenditures amounted to € 605 million, principally in the Power, Transmission & Distribution and Transport sectors. New plans were adopted during the period mainly in Transport for which provisions have been created during the year. The € 306 million of change in scope of consolidation was mainly explained by the full consolidation of Power since 11 May 2000. At 31 March 2001, restructuring and redundancy provisions mainly related to Power and Transmission and Distribution Sectors.

During the 12 month period ended 31 March 2000, the Company restructuring expenditures amounted to € 203 million, principally in France, Germany and the United Kingdom in the Transmission & Distribution and Transport sectors and in AAP. New plans adopted during the period mostly relate to ABB ALSTOM Power and the Transmission & Distribution sector. At 31 March 2000, restructuring and redundancy provisions included a balance of approximately € 450 million related mainly to AAP and to a lesser extent to the Transmission & Distribution sector.

Other provisions

Other provisions include € 144 million in respect of Marine vendor financing (note 26 (b)) .

Note 19 – Retirement, termination and post-retirement benefits

The Company provides various types of retirement, termination benefits and post retirement benefits (including healthcare benefits and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries.

Termination benefits are generally lump sum payments based upon an individual’s years of credited service and annualised salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the employee’s years of credited service and average final earnings. Most defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities. Other supplemental defined-benefit pension plans sponsored by the Company for certain employees are funded from the Company’s assets as they become due.

Change in benefit obligation

	Pension Benefit			Other Benefits			Total
	At 31 March			At 31 March			At 31 March
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(in € million)
Benefit Obligation at Beginning of year	(1,063.5)	(2,985.1)	(3,864.9)	(15.4)	(79.7)	(205.8)	(1,079.0)	(3,064.8)	(4,070.7)
Service cost	(89.0)	(96.9)	(99.0)	(0.8)	(1.8)	(2.7)	(89.8)	(98.7)	(101.7)
Interest cost	(158.8)	(199.8)	(204.7)	(3.2)	(14.3)	(15.9)	(162.0)	(214.1)	(220.6)
Plan participants contributions	(22.7)	(20.4)	(19.5)	–	–	–	(22.7)	(20.4)	(19.5)
Amendments	–	–	(16.3)	–	–	–	–	–	(16.3)
Demutualisation of UK pension scheme	(1,294.2)	–	–	–	–	–	(1,294.2)	–	–
Business Combination*	(631.8)	(423.3)	(90.6)	(63.1)	(109.1)	–	(694.9)	(532.4)	(90.6)
Disposal*	203.6	–	449.5	4.4	–	–	208.0	–	449.5
Curtailment	2.9	0.3	9.2	–	–	–	2.9	0.3	9.2
Settlements	–	4.0	–	–	–	–	–	4.0	–
Actuarial (loss) gain	190.2	(353.3)	154.3	0.2	0.6	(31.6)	190.4	(352.7)	122.7
Benefits paid	125.1	169.2	178.4	5.4	13.9	16.9	130.5	183.1	195.3
Foreign currency translation	(246.9)	40.4	(23.3)	(7.2)	(15.4)	(2.8)	(254.1)	25.0	(26.1)

Benefit Obligation at end of Year	(2,985.1)	(3,864.9)	(3,526.9)	(79.7)	(205.8)	(241.9)	(3,064.8)	(4,070.7)	(3,768.8)

(*)	In the year ended 31 March 2000:
•	The Business combination relates mainly to the proportionate consolidation of AAP

•	The Disposal represents mainly the ALSTOM companies transferred to AAP.
In the year ended 31 March 2001, the business combination relates mainly to the full integration of AAP.
In the year ended 31 March 2002 :
•	The Business combination relates mainly to the purchase and the integration of Railcare Limited; and
•	The Disposal represents mainly the sale of GT Railways Maintenance Holdings Ltd. and Contracting sector.

Change in plan assets

	Pension Benefit			Other Benefits			Total
	At 31 March			At 31 March			At 31 March
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(in € million)
Fair value of plan assets at beginning of year	567.6	3,247.6	3,322.3	–	–	–	567.6	3,247.6	3,322.3
Actual return on plan assets	456.9	(34.5)	(164.5)	–	–	–	456.9	(34.5)	(164.5)
Demutualisation of UK pension scheme	1,526.2	–	–	–	–	–	1,526.2	–	–
Company contributions	59.1	60.9	80.7	–	–		59.1	60.9	80.7
Plan participant contributions	22.8	20.4	18.9	–	–	–	22.8	20.4	18.9
Business Combination*	510.3	223.3	115.0	–	–	–	510.3	223.3	115.0
Disposal*	(81.0)	–	(559.4)	–	–	–	(81.0)	–	(559.4)
Curtailment	–	–	–	–	–		–	–	–
Benefits paid	(111.6)	(144.9)	(122.3)	–	–	–	(111.6)	(144.9)	(122.3)
Foreign currency translation	297.3	(50.5)	21.6	–	–	–	297.3	(50.5)	21.6

Fair value of plan assets at end of year	3,247.6	3,322.3	2,712.3	–	–	–	3,247.6	3,322.3	2,712.3
Funded status of the plan	262.5	(542.7)	(814.6)	(79,7)	(205.8)	(241.9)	182.8	(748.5)	(1,056.5)
Unrecognized actuarial loss (gain)	(412.4)	210.9	506.1	1.1	(1.1)	34.3	(411.3)	209.8	540.4
Unrecognized actuarial prior Service cost	(130.9)	(76.6)	17.8	–	–	–	(130.9)	(76.6)	17.8
Unrecognized actuarial transition	1.8	(0.3)	(26.4)	–	3.9	–	1.8	3.6	(26.4)

(Accrued) prepaid benefit cost	(279.0)	(408.7)	(317.1)	(78.6)	(203.0)	(207.6)	(357.6)	(611.7)	(524.7)

Of which:
Accrual	(588.4)	(855.3)	(786.4)	(78.6)	(203.0)	(207.6)	(667.0)	(1,058.3)	(994.0)
Prepaid	309.4	446.6	469.3	–	–	–	309.4	446.6	469.3

(*)	In the year ended 31 March 2000:
•	The Business combination relates mainly to the proportionate consolidation of AAP; and
•	The Disposal represents mainly the ALSTOM companies transferred to AAP.
In the year ended 31 March 2001, the business combination relates mainly to the full integration of AAP.
In the year ended 31 March 2002 :
•	The Business combination relates mainly to the purchase and the integration of Railcare Limited; and
•	The Disposal represents mainly the sale of GT Railways Maintenance Limited and Contracting sector.

The actuarial assumptions used vary by business unit and country, based upon local considerations :

Assumptions

	Pension Benefit			Other Benefits
	Year ended 31 March			Year ended 31 March
	2000	2001	2002	2000	2001	2002
Discount rate	6 – 7%	5.75 – 7.5%	5.75 – 7.25%	6.5%	7.5%	7.25%
Rate of compensation increase	3.2 – 4.5%	3.75 – 5.0%	2.75 – 4.25%	N/A	N/A	N/A
Expected return on plan assets	6 – 8%	6.5 – 9%	7.0 – 9.0%	N/A	N/A	N/A

The following table shows the amounts of net periodic benefit cost for each of the three years ended 31 March 2000, 2001 and 2002.

	Pension Benefit			Other Benefits
	Year ended 31 March			Year ended 31 March
	2000	2001	2002	2000	2001	2002
Service cost	89	97	99	1	2	3
Expected interest cost	159	200	205	3	14	16
Expected return on plan assets	(165)	(227)	(208)	–	–	–
Amortisation of unrecognized prior service cost	(10)	(6)	(8)	–	–	–
Amortisation of actuarial net loss (gain)	(8)	14	11	–	–	–
Curtailments/Settlements	3	(4)	(32)	–	–	–
Demutualisation of UK pension scheme	(232)	–	–	–	–	–

Net periodic benefit cost	(164)	74	67	4	16	19

The Company’s health care plans, disclosed in other benefits are generally contributory with participants’ contributions adjusted annually. The healthcare trend rate is assumed to be 9% in the year ended 31 March 2002 and 7.2% thereafter.

In addition to the net periodic benefit cost disclosed above, the company charged in pensions costs defined and multi-employers contributions.

In the year ended 31 March 2002, defined contributions and multi-employer contributions charged in Pensions costs are € 38 million and € 15 million, respectively.

The total of pension and other post retirement benefit costs for each of the three years ended 31 March 2002 are shown in note 3 – Other Income (Expenses), Net.

Note 20 – Financial Debt

(a)    Analysis by nature

	At 31 March
	2000	2001	2002
	(in € million)
Bonds(1)	651.2	1,200.0	1,200.0
Other financial debts(2)	1,465.8	1,679.8	2,433.5
Commercial paper	622.0	1,611.3	455.1
Bank overdrafts	820.7	161.8	211.2

Total	3,559.7	4,652.9	4,299.8

Long-term portion*	998.9	1,722.5	2,762.9
Short-term portion	2,560.8	2,930.4	1,536.9

*	includes drawings under long-term revolving credit facility. Comparative figure at 31 March 2001 of € 200 million has been reclassified.

(1)
During the year ended 31 March 2000, the Company issued bonds for a principal amount of € 650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Company issued bonds for a principal amount of € 550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625 % coupon and to be redeemed at par on 6 February 2004.

(2)	Other financial debts comprise long-term revolving credit facilities and also borrowing facilities in the Company’s subsidiaries.

(b)    Analysis by maturity, currency and interest rate

Interest rates on substantially all short-term debt are based on EURIBOR and EONIA for euros and LIBOR for relevant currencies. Interest rates on substantially all long-term debt are fixed rates.

	Short term portion		Long term portion
	2003	Average rate of interest – Short Term	2004	2005	2006	2007	After March 2007	Average rate of interest-Long Term
	(in € million)		(in € million)
Euro	1,238.7	3.95%	552.5	1,151.8	3.6	787.5	206.5	4.6%
US dollar	66.2	3.5%	58.7	0.5	–	–	–	3.6%
Mexican Peso	58.7	10.5%	–	–	–	–	–
Pound sterling	24.3	5.2%	–	–	–	–	–
Other	149.0	7.8%	0.4	1.4	–	–	–

Total	1,536.9		611.6	1,153.7	3.6	787.5	206.5

At 31 March 2000, 2001 and 2002, the Company had unused confirmed credit lines of € 2,213 million, € 1,723 million and € 1,660 million respectively. No interest charge paid has been capitalized during each period presented.

Note 21 – Accrued contract costs, other payables and accrued expenses

	At 31 March
	2000	2001	2002
	(in € million)
Accrued contract cost (contract completion)	899.8	1,640.9	2,724.6
Staff and associated costs	784.3	751.5	910.6
Income taxes	256.2	258.9	157.8
Other taxes	275.8	293.6	239.2
Others	1,208.6	591.0	506.0

Other payables and accrued contract costs and expenses	3,424.7	3,535.9	4,538.2

Note 22 – Securitisation

The Company sold for a net amount of € 1,167 million, € 1,578 million and € 1,735 million at 31 March 2000, 2001, 2002, respectively, the right to receive payment from certain customers for future receivables. This amount is included in “Customers’ deposits and advances”.

Within the total of € 1,735 million at 31 March 2002, a net amount of € 1,072 million is for securitised Marine transactions pertaining to the sale of four cruise-ships to three customers. Such transactions, which substantially limit the Company’s exposure during the cruise-ship construction period, provide for limited recourse only in the event of customer default prior to the delivery of the cruise-ships to cover any eventual losses of the investors upon the resale of the cruise-ship in question, subject to a maximum of € 98 million in respect of one cruise-ship sold to one customer, € 82 million in respect of another cruise-ship sold to another customer, and subject to a maximum of € 168 million in respect of two cruise-ships sold to the third customer.

Note 23 – Financing arrangements

(a)    Special purpose leasing entities

At 31 March 2002, the Company has interests in eight special purpose leasing entities, relating to seven cruise-ships and sixty locomotives. Because the Company has no shares in these entities, they are not consolidated.

During the year the leasing arrangement of four special purpose leasing entities covering four cruise-ships were terminated following the bankruptcy of Renaissance Cruises which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Company built and delivered eight cruise-ships. The four cruise-ships owned by the special purpose leasing entities were subsequently sold to separate subsidiaries of Cruiseinvest L.L.C., an entity in which the Company has no shares, enabling the leasing entities to reimburse outstanding loans for an amount equivalent to € 515 million. The lenders have confirmed that they do not intend to seek to enforce security over further outstandings of € 278 million.

Presently there are ongoing activities of four special purpose leasing entities relating to three cruise-ships and sixty locomotives.

These arrangements are reflected in the summarised combined balance sheets of the special purpose leasing companies presented below:

	At 31 March
	2000	2001	2002
	(in € million)
Assets
Restricted long-term cash	101.5	92.1	88.0
Long-term receivables, net	1,293.9	1,663.2	922.6
Advance payments	167.4	42.3	10.0
Including advances given to consolidated companies	88.3	–	–
Other assets and cash and cash equivalents and short-term investments	23.4	47.4	43.4

Total	1,586.2	1,845.0	1,064.0

Retained earnings (deficit)	(46.2)	(13.4)	–
Liabilities
Borrowings	1,463.6	1,858.4	1,064.0
Advances received	168.8	–	–
Other payables and accrued expenses	–	–	–

Total	1,586.2	1,845.0	1,064.0

Long-term receivables, net are presented net of unearned income that amounts to € 532 million,  € 812 million and € 552 million at 31 March 2000, 2001 and 2002, respectively.

Borrowings of two entities totalling € 281 million and € 223 million at 31 March 2001 and 2002 respectively are guaranteed by Coface, a French state owned export credit insurance company, up to a maximum of 95% of their nominal value. Borrowings of € 294 million of the entity involving sixty locomotives is guaranteed by a European government.

Borrowings of two leasing entities directly financed by the Company and secured by ship mortgages, included in the table above amount to € 152 million, € 218 million, and € 270 million at 31 March 2000, 2001 and 2002 respectively, and will increase to a maximum of approximately € 299 million in 2005. The amounts lent to the two leasing entities are included in other fixed assets (note 9).

The Company has also guaranteed the repayment of borrowings of one of the leasing entities totalling € 137 million and € 123 million at 31 March 2001 and 2002 respectively. In the event of the guarantee of repayment of borrowings being called, the Company’s position is secured on the underlying assets of the entity.

These amounts in respect of the three leasing companies are included in the total of guarantees related to Vendor Financing (note 26(b)).

(b)    Cruiseinvest

The ultimate owner of Cruiseinvest (Jersey) Ltd, a company incorporated on 12 November 2001, is a Jersey charitable trust. The main assets of this structure are six cruise-ships, the ownership of which was reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in note 23(a), and acquired after a sealed bid auction process.

Due to the limited period since incorporation audited accounts of Cruiseinvest (Jersey) Ltd. have not been prepared.

Unaudited management information provided by Cruiseinvest shows the following assets and liabilities.

At 31 March 2002 (in € million)
Cruise-ships at cost	836.3
Other Fixed Assets(1)	189.9
Other assets	26.3

Total assets	1,052.5

Borrowings – banks	857.5
Limited recourse notes (note 9)	195.0

Total liabilities	1,052.5

(1)
Other fixed assets substantially represents amounts due from the four special purpose leasing entities that have been transferred to Cruiseinvest. The recoverability depends on the sale prices of the cruise-ships.

(c)    Leases

(i) Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Company has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Company leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Company.

The outstanding leasing obligations of the Company to the lessors are € 776 million, € 754 million and € 757 million at 31 March 2000, 2001 and 2002.

These commitments are in respect of the full lease period and are covered by payments due to the Company from the metro operator. However, if the metro operator should not extend the initial period the Company has guaranteed to the lessors that the value of the trains and associated equipment shall not be less than € 289 million, see note 26 (b) – vendor financing guarantees. The long term lease payable would be reduced accordingly.

(ii) Other leases commitments

Commitments relating to capital and operating leases as of 31 March 2002 are as follows:

	Capital leases*	Operating leases
	(in € million)
2003	14.6	83.4
2004	16.6	82.4
2005	12.1	63.1
2006	10.3	50.3
2007	7.9	41.6
Thereafter	59.6	158.1

Total	121.1	478.9

*	except for lease described in Note 23c(i)

A number of these operating leases have renewal options. Rent expense was € 111 million, € 130 million and  € 104 million during the years ended 31 March 2000, 2001, and 2002, respectively.

If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of € 54 million and € 112 million, an increase of financial debt of € 55 million and € 119 million and a decrease of shareholders’ equity of € 1 million and € 7 million at 31 March 2001 and 2002, respectively.

Note 24 – Sector information

The Company is managed through Sectors of activity and has determined its reportable segments accordingly.

The Company is organised in 5 Sectors:

•	The Power Sector offers a wide range of products and services related to electrical power generation including design, manufacture, construction, turnkey project management and related services;

•	The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy;

•	The Transport Sector offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service;

•
The Power Conversion Sector (formerly Industry Sector, after disposal of non core businesses) became a reporting sector in 2001 and provides solutions for manufacturing processes and supplies high-performance products including motors, generators, propulsion systems for Marine and drives for a variety of industrial applications.

From 1 April 2002 Power Conversion was included within the Transmission & Distribution Sector; and

•	The Marine Sector designs and manufactures cruise and other speciality ships.

The composition of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors, Company management may also modify the manner in which it evaluates and measures profitability. It now evaluates internally their performance on operating income as defined in its consolidated financial statements.

Intersegment transactions are made at substantially the same price and on the same terms as to external customers.

Some units, not material to the sector presentation, have been transferred between sectors. The revised segment composition has not been reflected on a retroactive basis as the Company determined it was not practicable to do so.

Information by business segment

(in € million)	Power*	Transmission & Distribution	Transport	Power Conversion	Marine	Contracting	Total segments	Other and Corporate eliminations	Total
1999/2000
Gross sales	4,532.4	2,827.0	4,124.0	1,222.8	1,317.6	2,411.8	16,435.6	334.1	16,769.7
(Less intersegment)	(61.5)	(177.9)	(32.0)	(112.4)		(136.0)	(519.8)	(21.3)	(541.1)

Net sales	4,470.9	2,649.1	4,092.0	1,110.4	1,317.6	2,275.8	15,915.8	312.8	16,228.6
Operating income	116.9	233.3	230.5	21.0	70.7	90.7	763.1	(33.7)	729.4
Depreciation expense	(84.9)	(69.0)	(85.7)	(32.9)	(19.1)	(19.8)	(311.4)	(10.9)	(322.3)
Assets	7,812.6	3,387.9	4,798.8	1,832.0	1,866.8	2,357.7	22,055.8	(1,377.3)	20,678.5
Capital expenditure	253.6	73.0	130.8	36.4	35.0	22.2	551.0	34.4	585.4

2000/2001
Gross sales	12,083.3	2,986.6	4,412.1	696.2	1,841.8	2,648.8	24,668.8	408.3	25,077.1
(Less intersegment)	(43.7)	(194.7)	(12.5)	(78.9)	(0.8)	(163.8)	(494.4)	(33.0)	(527.4)

Net sales	12,039.6	2,791.9	4,399.6	617.3	1,841.0	2,485.0	24,174.4	375.3	24,549.7
Operating income	448.0	235.3	266.3	40.4	80.0	122.7	1,192.7	(41.3)	1,151.4
Depreciation expense	(249.2)	(77.8)	(96.1)	(12.1)	(23.2)	(20.8)	(479.2)	(14.7)	(493.9)
Assets	19,479.2	3,393.3	6,713.7	824.1	2,704.1	3,218.9	36,333.3	(4,666.9)	31,666.4
Capital expenditure	326.3	74.9	114.3	14.3	28.5	23.7	582.0	(14.0)	568.0

2001/2002
Gross sales	13,007.6	3,354.2	4,416.3	736.2	1,242.6	800.5	23,557.4	273.3	23,830.7
(Less intersegment)	(31.2)	(190.5)	(2.9)	(86.5)	(2.1)	(41.3)	(354.5)	(23.4)	(377.9)

Net sales	12,976.4	3,163.7	4,413.4	649.7	1,240.5	759.2	23,202.9	249.9	23,452.8
Operating income	571.9	203.1	101.3	23.3	47.0	29.8	976.4	(35.4)	941.0
Depreciation expense	(206.5)	(68.3)	(95.8)	(11.5)	(24.8)	–	(406.9)	(34.9)	(441.8)
Assets	19,268.2	3,520.0	6,927.5	795.8	2,702.2	–	33,213.7	(5,009.9)	28,203.8
Capital expenditure	285.9	60.6	105.3	12.5	24.4	18.1	506.8	43.5	550.3

*	Power figures included, for the 9 months ended 31 March 2000 ALSTOM’s 50% share in ABB ALSTOM Power; from 11 May 2000 Power is consolidated at 100%.

Geographic information

	France	UK	Germany	Rest of Europe	USA	Other Americas	Far East & Australia/NZ	All Other	Total
	(in € million)
1999/2000
Sales	5,768.6	2,333.8	1,787.9	2,246.3	1,736.3	832.6	727.2	795.9	16,228.6
Goodwill & Fixed assets	2,466.7	1,115.8	636.3	1,304.9	909.3	318.7	278.4	304.6	7,334.7

2000/2001
Sales	6,338.3	3,942.3	2,417.0	3,804.5	4,410.7	1,789.8	1,361.5	485.6	24,549.7
Goodwill & Fixed assets	4,069.8	1,371.5	1,120.3	2,665.8	822.1	275.3	489.4	94.9	10,909.1

2001/2002
Sales	5,083.9	2,868.1	1,897.2	4,905.5	4,370.9	1,934.7	1,717.9	674.6	23,452.8
Goodwill & Fixed assets	3,135.6	1,306.2	824.0	2,896.3	842.8	596.1	491.1	105.0	10,197.1

Net sales are classified by the location of the subsidiary that invoices the customer.

Net sales of € 1,837 million (11.3%), € 3,049 (12.4%) and € 3,258 (13.9%) in the years ended 31 March 2000, 2001 and 2002 respectively, are obtained from a group of state owned companies, independently managed, the largest of which represented 3.2%, 1.1% and 2.4% of sales in the years ended 31 March 2000, 2001 and 2002 respectively.

No client represented more than 10% of net sales in any of the three years.

Note 25 – Related party transactions

During the year there were no related party transactions. Related party transactions with the two former shareholders and with ABB, the joint venture partner in Power, for the years ended 31 March 2000 and 2001 are as set out below. The Company contracted with Alcatel and Marconi (formerly The General Electric Company plc) and their subsidiaries, for the purchase and sale of a number of products and services in the normal course of business. They included transactions which essentially concern industrial services, principally subcontracting, and industrial transactions.

The primary transactions between the Company and Alcatel, Marconi and ABB are summarized as follows:

	2000			2001
	ALCATEL	MARCONI	ABB	ALCATEL	MARCONI
Income statements :
Sales and revenues	82.7	7.3	16.1	18.6	12.0
Purchases	81.6	23.7	6.3	30.0	2.1
Management fees	–	–	–	–	–

	2000
	ALCATEL	MARCONI	ABB
Balance sheet :
Trade receivables	28.2	39.1	2.5
Trade payables	7.7	27.1	0.8

Off Balance Sheet commitments :
Guarantees received	109.7	–	–

Note 26 – Commitments and contingencies

(a)    Guarantees related to contracts

There are contingent liabilities at 31 March 2002 in respect of bonds, guarantees and indemnities entered into as part of the Company’s ordinary course of business. These bonds, guarantees and indemnities relate primarily to long term contracts and guarantee the contractual performance under contracts with customers, and under offers on tenders. The projects on which the guarantees are given are regularly reviewed by management and where it becomes probable that the Company will be obliged to make payments pursuant to any contract performance, amounts are accrued. The amounts of contingent liabilities in respect of guarantees given relating to contracts  total € 7,291 million, € 14,156 million and € 11,535 million at 31 March 2000, 2001 and 2002, respectively.

(b)    Vendor financing guarantees

The Company provides guarantees to financial institutions in connection with the financing by certain customers of their purchases of Company products totalling € 1,404 million and € 1,298 million at 31 March 2001 and 2002, of which € 1,028 million and € 849 million at 31 March 2001 and 2002 was in connection with its Marine activities.

Included at 31 March 2002 was € 237 million committed in connection with cruise-ships initially delivered to Renaissance Cruises. These guarantees given are to financial institutions in connection with the sale of the cruise-ships. In addition, the Company has purchased € 195 million limited recourse notes issued by Cruiseinvest (Jersey) Ltd. (note 9).

The Company has also guaranteed the financing arrangements of five cruise-ships and two high-speed ferries which it built and delivered. The arrangements for the cruise-ships involve three customers, in total amounting to € 589 million in respect of the five cruise-ships as at 31 March 2002.

Also at 31 March 2002, € 23 million guarantees are given in respect of the two high-speed ferries.

Management has undertaken an analysis of all issues involved in Marine Vendor Financing and retains € 144 million of provisions at 31 March 2002. On Renaissance Cruises this provision reflects the Company’s best estimate of the outcome of its recovery and negotiation strategy which involves participating with other parties concerned, financial institutions and cruise-ships owners, in actions to safeguard the eight cruise-ships and exploring with those parties alternative interim revenue generation uses to which the cruise-ships could be put until economic conditions permit their long-term charter or their sale on normal financial terms.

In addition, the Company has also provided a guarantee on the financial arrangements of one cruise-ship ordered in 1998 and not delivered at 31 March 2002 in total amounting to € 42 million. These commitments were made prior to the Company’s decision to cease vendor financing activity. There are no other vendor financing arrangements in respect of cruise-ships in the order book.

Other guarantees of financial performance totalling € 449 million have been given. Included in this total are the amounts guaranteed to the lessors of the trains and associated equipment made available to the major European metro operator as set out in note 23 (c). There has been no default by any of the concerned entities under the underlying agreements.

(c)    Other commitments and contingencies

Litigation

The Company is engaged in several legal proceedings, mostly contract disputes, that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Company operates, particularly for large, long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant, ranging up to € 207 million.

Environmental, health and safety

The Company is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Company to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which operations take place, industrial activities are subject to obtaining permits, licences or/and authorisations, or to prior notification. Most facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

Significant amounts are invested to ensure that activities are conducted in order to reduce the risks of impacting the environment and capital expenditures are regularly incurred in connection with environmental compliance requirements. Although involved in the remediation of contamination of certain properties and other sites, the Company believes that its facilities are in compliance with its operating permits and that operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against the Company, and compliance with environmental regulations has not had a material effect on the results of operations.

The Company is also subject to regulations, including in France, the UK and the US, regarding the control and removal of asbestos–containing material and identification of potential exposure of employees to asbestos. It has been the Company’s policy to abandon definitively the use of products containing asbestos by all operating units world-wide and to promote the application of this principle to all suppliers, including in those countries where the use of asbestos is permitted. In the past the Company has used and sold some products containing asbestos, particularly in France in Marine Sector and to a lesser extent in other Sectors. As a result, it is currently subject to approximately 1,300 asbestos-related cases in France from employees, former employees or third parties. We believe, however, based in part on a number of court decisions, that compensation for most of such cases, including cases where we may be found to be at fault, is or will be borne by the general French social security (medical) funds and by the publicly funded Indemnification Fund for Asbestos Victims. For the cases where this may not be the case, insurance coverage or adequate provisions have been made to cover any such current or contemplated claims. The Company is also subject to a small number of asbestos-related or other harmful substance claims in other countries, including in the US, which we are currently litigating. Such cases are not expected to increase substantially in number and the Company believes it has good defences available and may also have adequate insurance available. No assurances can be given that such cases will not grow in number or that those that exist at present or which may be faced in the future, may not have a material adverse impact on our results of operations.

Product liability:

The Company designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Company believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Company nor any of its businesses are aware of product-related liabilities, which would exceed the amounts already recognized in the Consolidated Financial Statements, that could have a material effect on the Company’s financial condition or results of operations.

The Company has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

Management considers that the matters discussed above would not have a material adverse effect on the Consolidated Financial Statements.

Note 27 – Market related exposures

(a)    Currency risk

Due to the international nature of its activities, numerous cash flows of the Company are denominated in foreign currencies. The Company acquires financial instruments with off balance sheet risk solely to hedge such exposure on either anticipated transactions or firm commitments. The only instruments used are exchange rate guarantees obtained through export insurance companies, forward exchange contracts and options.

The Company may not, in specific circumstances, and as an exception to the policy described above, fully hedge certain identified exposures or anticipate the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

•
During the tender period, depending on the probability of obtaining the project and market conditions, the Company generally hedges a portion of its tenders using options or export insurance contracts when possible. The guarantees granted by these contracts become firm if and when the underlying tender is accepted; and

•
Once the contract is signed, forward exchange contracts or currency swaps are used to adjust the hedging position to the actual exposure during the life of the contract (either as the only hedging instruments or as a complement to existing export insurance contracts).

(b)    Interest rate risk

Currently, the Company does not have a dynamic interest rate risk management policy. However, it may enter into transactions in order to cover its interest rate risk on a case by case basis according to market opportunities, under the supervision of the Executive Committee.

The bond issue, nominal value of € 650 million, was initally swapped up to € 600 million from fixed to floating rate. € 280 million have been returned to a fixed rate exposure and € 320 million remain swapped from fixed to floating rate at 31 March 2002 (see note 20 a).

Some other long-term financial debts are swapped from fixed to floating rates for a notional amount of  € 152.7 million.

The nominal value of hedging instruments outstanding at year-end is analyzed as follows:

	At 31 March 2002
	Total	< 1 year	Remaining term1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – pay fixed	73.0	10.7	–	62.3	11.92%
Interest rate swaps – receive fixed	472.7	19.5	448.5	4.7	5.30%
Cap	1.8	–	–	1.8

Foreign exchange instruments:
Currency swaps – currencies purchased	1,580.7	1,550.0	30.7	–
Currency swaps – currencies sold	7,142.9	6,243.4	897.8	1.7
Forward contracts – currencies purchased	970.5	855.5	115.0	–
Forward contracts – currencies sold	5,172.5	3,443.4	1,521,3	207.8
Insurance contracts – currencies purchased	0.4	0.4	–	–
Insurance contracts – currencies sold	226.9	184.1	42.8	–
Currency options – purchased	853.7	853.7	–	–
Currency options – sold	546.6	546.6	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

	At 31 March 2001
	Total	< 1 year	Remaining term 1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – pay fixed	67.2	0.3	–	66.9	11.92%
Interest rate swaps – receive fixed	1,078.9	9.9	361.5	707.5	5.36%
Interest rate swaps – floating/floating	200.0	–	–	200.0	–
Swaptions	146.6	113.4	33.2	–	6.91%
Cap	704.8	222.4	280.6	201.8	–
Foreign exchange instruments:
Currency swaps – currencies purchased	3,694.2	3,145.5	548.7	–
Currency swaps – currencies sold	4,190.2	3,382.8	794.4	13.0
Forward contracts – currencies purchased	1,578.8	1,035.4	543.2	0.2
Forward contracts – currencies sold	6,255.4	4,105.2	1,945.1	205.1
Insurance contracts – currencies purchased	66.2	46.4	19.8	–
Insurance contracts – currencies sold	527.5	291.3	236.2	–
Currency options – purchased	954.1	946.5	7.6	–
Currency options – sold	453.2	453.2	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

	At 31 March 2000
	Total	< 1 year	Remaining term 1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – pay fixed	–	–	–	–
Interest rate swaps – receive fixed	653.3	19.5	33.2	600.6	5.15%
Swaptions – sold	33.2	–	33.2	–	6.63%
Cap – purchased	660.1	157.1	503.0	–
Foreign exchange instruments:
Currency swaps – currencies purchased	280.2	262.5	17.7	–
Currency swaps – currencies sold	1 188.6	860.1	328.5	–
Forward contracts – currencies purchased	1 913.0	1 449.1	463.9	–
Forward contracts – currencies sold	4 691.9	3 149.0	1 520.8	22.1
Insurance contracts – currencies sold	78.5	48.0	30.5	–
Currency options – purchased	412.9	412.9	–	–
Currency options – sold	379.0	379.0	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

(c)    Credit risk

The Company hedges up to 90% of the credit risk on certain contracts using export credit insurance contracts. The Company believes the risk of counterparty failure to perform as contracted, which could have a significant impact on the Company’s financial statements or results of operations, is limited due to the generally high credit rating of the counterparties.

(d)    Fair value of financial instruments

Publicly traded equity and marketable debt securities are disclosed at market prices. The fair values of all financial instruments other than specified items such as lease contracts, controlled businesses and affiliate investments and employers’ pension and benefit obligations have been estimated using various valuation techniques, such as the present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

–	Fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

–	Estimates as at 31 March 2002 are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instrument.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

Long term loans and other fixed assets

The fair values of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Company’s incremental rates at year-end for similar types of loan arrangements.

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payable

The carrying amounts reflected in the consolidated balance sheet approximate fair value due to the short-term nature of the instruments.

Long-term debt

The fair value of the long term debt was determined by either estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Company’s incremental borrowing rates at year-end for similar types of borrowing arrangements or using the market price when it relates to publicly traded instruments.

Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements, valued upon relevant yield curves and foreign exchange rates as of 31 March 2000, 2001 and 2002.

The fair value of forward exchange contracts was computed by applying the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance contracts related to tenders are insurance contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analyzed as follows:

	At 31 March 2000		At 31 March 2001		At 31 March 2002
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in € million)
Balance sheet
Assets
Loans to non consolidated companies and third parties	165.7	165.7	130.9	131.9	251.3	251.3
Long term deposits and retentions	597.4	607.5	644.4	605.7	527.1	499.0
Other financial assets	32.0	32.0	78.9	78.9	78.6	78.6
Short-term investments	174.5	175.3	496.4	498.1	331.4	332.8
Highly liquid investments	270.0	270.0	986.5	986.5	491.0	491.0
Liabilities
Long-term debt	998.9	970.1	1,589.1	1,591.2	2,762.9	2,675.7
Off balance sheet
Interest rate instruments:
Interest rate swaps – pay fixed	–	–	–	–	–	(6.0)
Interest rate swaps – receive fixed	–	(1.3)	–	13.1	–	10.2
Interest rate swaps – floating/floating			–	3.6	–	–
Cross currency swaps	–	_	–	–	–	–
Swaptions	–	(0.6)	–	(1.1)	–	–
Cap	–	–	–	(2.1)	–	–
Foreign exchange instruments
Currency swaps – currencies purchased	–	(4.2)	–	15.5	–	16.4
Currency swaps – currencies sold	–	(118.4)	–	(70.7)	–	(69.6)
Forward contracts – currencies purchased	–	54.9	–	122.0	–	38.5
Forward contracts – currencies sold	–	(328.5)	–	(343.8)	–	(196.7)
Insurance contracts – currencies purchased			–	(0.4)	–	(0.1)
Insurance contracts – currencies sold	–	1.1	–	19.4	–	2.4
Currency option contracts – purchased	–	1.9	–	1.1	–	7.6
Currency option contracts – sold	–	15.9	–	(5.1)	–	(13.3)

The increase in fair value of forward contracts – currency sold is mainly due to the relative stability of major currencies against euro during the year, especially US$.

Note 28 – Payroll, staff, employee profit sharing and stock options

	Year ended 31 March
	2000		2001	2002
	(in € million except number of employees)
Total wages and salaries	3,390.9		4,709.4	4,498.6
Of which executive officers	4.9		7.3	5.2
Social security payments and other benefits	1,024.1		1,633.9	1,235.8
Employee profit sharing	29.6		25.3	5.4

Staff of consolidated companies at year-end
Managers, Engineers and professionals	30,500	*	40,044	38,087
Other employees	90,200	*	102,970	80,908

Approximate number of employees	120,700	*	143,014	118,995

(*)	taking into account 50% of the employees of ABB ALSTOM Power for the year ended 31 March 2000.

Stock options

a)
As previously authorised by ALSTOM’s shareholders at the 17 June 1998 shareholders’ meeting, ALSTOM’s Board of Directors on 22 April 1999, approved a stock option plan and the grant of options for 2,035,000 new shares to an aggregate of 850 ALSTOM officers and employees, including 11 Executive Committee members. The exercise price of options has been set at € 27.40 and corresponds to the average ALSTOM share price on the Paris Stock Exchange during the last twenty trading days preceding the Board Meeting. The options are exercisable only if, during the five year period beginning 22 April 1999 and ending 21 April 2004, the average price of an ALSTOM share on the Paris Bourse is at least € 38.00, adjusted, if necessary, if ALSTOM undertakes certain operations, over any 40 consecutive trading days. If the performance condition is met, the options will be exercisable at any time during the three-year period beginning 22 April 2004 to 21 April 2007, inclusive.

b)
Additionally, and as authorised by ALSTOM’s shareholders at the 7 September 1999 shareholders’ meeting, ALSTOM’s Board of Directors on 14 February 2000 approved a new stock option plan. The exercise price of the options has been set at € 30.00 and corresponds to the average ALSTOM share price on the Paris Stock Exchange during the last twenty trading days preceding the Board Meeting. The options are exercisable only if ALSTOM’s operating margin including the part of Power sector for the financial year 2001/2002 reaches 5.5%. If this condition is not met, the options will however be exercisable if such operating margin reaches 6.0% for the financial year 2002/2003. If the performance condition is met, the options will be exercisable at any time during the five-year period beginning 14 February 2003 to 13 February 2008, inclusive. This plan covers 4,450,000 options (to which corresponds the same number of shares) and 1,683 beneficiaries, including 8 Executive Committee members.

c)
During the year ended 31 March 2002, and as authorised by ALSTOM’s shareholders at the 24 July 2001 shareholders’ meeting, three new stock options plans were exceptionally implemented, two plans approved by ALSTOM’s Board of Directors on 24 July 2001 and the last plan approved by ALSTOM’s Board of Directors on 8 January 2002.

Regarding the first plan, 4,200,000 options were granted, of which 160,000 options were granted to eight Executive Committee members. The exercise price of the options has been set at € 33.00 and corresponds to the average ALSTOM share price on the Paris Stock Exchange during the last twenty trading days preceding the Board Meeting. The options will be exercisable in three stages over a seven year period beginning 24 July 2002 and ending 23 July 2009, one third from 24 July 2002, one third from 24 July 2003, and the last third from 24 July 2004.

Regarding the second plan, 285,000 options were granted to eight Executive Committee members. The exercise price of the options has been set at € 33.00 and corresponds to the average ALSTOM share price on the Paris Stock Exchange during the last twenty trading days preceding the Board Meeting. The options are exercisable only if ALSTOM’s operating margin reaches 5.5% for the financial year 2002/2003, or 6.0% for the financial year 2003/2004. If the performance condition is met, the options will be exercisable in two stages over a seven year period beginning 24 July 2002 and ending 23 July 2009, one half from  24 July 2002 and one half from 24 July 2003.

Regarding the last plan, 4,200,000 options were granted, of which 255,000 options were granted to eight Executive Committee members. The exercise price of the options has been set at € 13.09 and corresponds to the average ALSTOM share price on the Paris Stock Exchange during the last twenty trading days preceding the Board Meeting. The options will be exercisable in three stages over a seven year period beginning 8 January 2003 and ending 7 January 2010, one third from 8 January 2003, one third  from 8 January 2004, and the last third from 8 January 2005.

The following is a summary of activity of the plans:

	Shares	Weighted Average Exercise Price Per Share
Outstanding at 1 April 2000	6,437,400	€29.19
Granted	–	–
Exercised	–	–
Cancelled	350,900	€29.69

Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17
Granted	8,685,000	€23.37
Exercised	–	–
Cancelled	540,400	€19.36

Outstanding at 31 March 2002	14,231,100	€25.67

Assuming that the performance condition of each plan is met, options granted under the plans had weighted average contractual lives of eight years at the origin, or weighted average remaining contractual lives of six years and eight months at 31 March 2002.

Note 29 – Post Balance Sheet Events

On 16 April 2002, the Company acquired the remaining 49% of ALSTOM Ferroviaria Spa for € 154 million.

Note 30 – Major companies included in the scope of consolidation

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Holdings Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM USA Inc (holding)	United-States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM Participacoes (holding)	Brasil	100.0	Full consolidation
ALSTOM (Swizerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Anlagen & Antriebssysteme GmbH	Germany	100.0	Full consolidation
ALSTOM Anlagen und Automation GmbH	Germany	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brasil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Combustion Service Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation

Companies	Country	Ownership %	Consolidation Method
ALSTOM Energietechnik GmbH	Germany	100.0	Full consolidation
ALSTOM Esca Corp.	United States	100.0	Full consolidation
ALSTOM Export SDN Bhd	United Kingdom	100.0	Full consolidation
ALSTOM South Africa Holdings (Pty) Ltd	South Africa	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM Leroux Naval	France	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Power Air Preheater Gmbh	Germany	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Boiler Manufacturing Gmbh	Germany	100.0	Full consolidation
ALSTOM Power Boilers	France	100.0	Full consolidation
ALSTOM Power Boilers Spa	Italy	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Flowsystems Sri	Italy	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Generation Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power Holding SA	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power India Ltd	India	51.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Mexica S.A. de C.V.	Mexico	100.0	Full consolidation
ALSTOM Power Monterrey III S.A. de C.V.	Mexico	100.0	Full consolidation
ALSTOM Power Proyectos S.A. de C.V.	Mexico	100.0	Full consolidation
ALSTOM Power SA	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Power UK Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM T&D Inc.	United States	100.0	Full consolidation
ALSTOM T&D SA	France	100.0	Full consolidation
ALSTOM T&D SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
Japan Gas Turbines K.K.	Japan	60.0	Full consolidation
ALSTOM West Coast Traincare Ltd	United Kingdom	76.0	Full consolidation
ALSTOM Ferroviaria S.p.A	Italy	51.0	Full consolidation

A list of all businesses is available upon request at the head office of ALSTOM.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 31 — Summary of Differences Between Accounting Principles Followed by the Company and US GAAP

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles described in Note 2 above (“French GAAP”) which differ in certain significant respects from those applicable in the United States of America (“US GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity, as well as the classification and format of the consolidated financial statements. Certain reclassifications have been made to prior years amounts to conform to the current year presentation.

Items affecting Net Income and Shareholders’ Equity

a)    Business combinations

Acquisition of ABB ALSTOM Power — now “Power”

As described in Note 6, the Company finalized its acquisition of ABB’s 50% shareholding in ABB ALSTOM Power (now re-named the “Power” Sector) on May 11, 2000. Up to that date, ALSTOM consolidated by the proportionate consolidation method its 50% share in Power under French GAAP. From May 11, 2000 the results of Power are fully consolidated in French GAAP. Under US GAAP, Power would have been accounted for as an equity method investment until May 11, 2000, at which time full consolidation would begin.

For the year ended March 31, 2001, the Company recorded various adjustments under French GAAP in connection with its acquisition of ABB’s 50% shareholding in Power and the related purchase price allocation. These adjustments reflected the Company’s estimate of the fair value of the assets and liabilities acquired and, under French GAAP, such adjustments were recorded as part of the purchase price allocation process and created additional goodwill to be amortized in future years.

Under US GAAP, certain of these adjustments did not meet the criteria for recognition as purchase price allocation adjustments. The Company identified the period in which events or changes in conditions occurred that resulted in a different estimation of the value of certain assets and liabilities.

Specifically, the Company determined whether the income statement charges to be recorded existed before or after the May 11, 2000 acquisition date. Income statement adjustments recorded prior to May 11, 2000 are reflected in the consolidated financial statements for the year ended March 31, 2001 based on ALSTOM’s previously existing 50% equity interest in Power. Adjustments in respect of the period after May 11, 2000 are recorded in the Company’s income statement based on its 100% shareholding in Power.

During the year ended March 31, 2001, the Company has recorded an additional charge to the income statement of € 1,497 million under US GAAP made up of the impairment and write down of certain assets (€ 114 million), adjustments to the value of financial instruments (€ 68 million), accruals on contracts (€ 1,226 million), and other adjustments and provisions (€ 89 million).

Pursuant to French GAAP requirements, the Company finalized the purchase price allocation of Power prior to March 31, 2002, the end of the first fiscal year subsequent to the May 11, 2000 acquisition period.

Under US GAAP, the allocation period defined as being the period required to identify and quantify the assets acquired and the liabilities assumed should usually not exceed one year from the consummation of the business combination. For US GAAP purposes, the purchase price allocation was finalized prior to May 11, 2001 and additional liability adjustments made after with respect to the French GAAP allocation period are recorded in the Company’s income statement.

During the year ended March 31, 2002, the Company has recorded an additional charge to the income statement of € 453 million under US GAAP made up of accruals on contracts (€ 389 million) and other costs which were not considered to be liabilities under US GAAP at March 31, 2001 (€ 64 million). For purposes of French GAAP these liabilities were charged against goodwill at March 31, 2002 and March 31, 2001, respectively. In addition, the Company has reversed a portion of the valuation allowance on deferred tax assets following the implementation of tax planning strategies in Switzerland (€ 103 million).

In addition, US GAAP adjustments result in a reduction in goodwill amortization charged for the year ended March 31, 2001 and 2002 of € 62 million and € 87 million, respectively.

As a result, income before tax under French GAAP is reduced by € 1,435 million and € 263 million in the years ended March 31, 2001 and 2002, respectively.

b)    Restructuring

In most European countries where the Company is principally operating, restructuring plans are subject to social and legal obligations and in certain circumstances to administrative authorizations. Consequently, the implementation of restructuring plans is typically spread over an extended period. In this environment, all the US GAAP criteria for recognizing restructuring liabilities may not be fulfilled in the timing required, even when management has decided to reduce the workforce.

The table below reconciles the restructuring expense as determined under French and US GAAP, before tax effects.

	Year ended March 31,
	2000	2001	2002
	(in € million)
French GAAP income statement expense (Note 3)	442	80	227
Adjustments required for US GAAP purposes:
New plan provisions and adjustments to prior year estimates (1)	(106)	158	15
Costs charged against goodwill under French GAAP (2)	24	112	64

Impact on income of US GAAP restatement (before goodwill amortization)	(82)	270	79

US GAAP income statement expense (before goodwill amortization)	360	350	306
Impact on goodwill amortization (2)	(9)	(11)	(9)

US GAAP income statement expense	351	339	297

(1)(2)  Note references are to the notes to the table below.

Under the French GAAP presentation, all costs classified as restructuring are presented as non-operating costs. For US GAAP purposes, those costs that qualify for expense treatment are presented as operating costs.

The table below details the pre-tax impact of restructuring adjustments on shareholders’ equity pursuant to US GAAP.

	At March 31,
	2000	2001	2002
	(in € million)
Provisions per US GAAP	262	186	163
Provisions per French GAAP (Note 18 )	522	285	178

Difference between U.S. and French GAAP provisions	260	99	15
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3 (2)	(73)	(70)	(11)

Cumulative adjustment on new plan provisions and adjustment on prior estimates (1)	187	29	4
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under US GAAP (2)	(133)	(245)	(309)
Cumulative goodwill amortization (2)	25	36	45
Cumulative translation adjustment	4	4	4
Minority interests	(10)	(10)	—

Impact on shareholders’ equity of US GAAP restructuring restatement	73	(186)	(256)

(1)
Prior to March 31, 2001, under French GAAP, the Company recorded restructuring liabilities during the period when decisions have been approved by the appropriate level of management. Since April 1, 2001, under French GAAP, as disclosed in Note 2(u), the Company records a restructuring liability during the period when the plan is finalized, approved by management and announced before the closing of the financial statements. Under US GAAP, the Company has applied the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 112, “Employer’s Accounting for Post Employment Benefits” (“SFAS 112”) and Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”) in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and timely notification to the employees who are to be made redundant. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Company. The foregoing creates a timing difference between (i) the recording of provisions of French GAAP charges to the extent that such provisions are not accrued for US GAAP purposes, (ii) restructuring charges accrued under US GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under US GAAP.

(2)
For the purpose of the US GAAP reconciliation, the Company has applied EITF No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” in accounting for restructuring costs associated with businesses it has acquired. As discussed in (1) above, the requirements for recording restructuring costs and liabilities are more strict under US GAAP. Therefore, certain restructuring provisions included in the purchase price allocation related to businesses acquired under French GAAP are not accruable under US GAAP, generating a difference in goodwill and liabilities assumed for restructuring costs charged against goodwill under French GAAP. Certain restructuring charges originally charged against goodwill under French GAAP are subsequently expensed under US GAAP once the US GAAP criteria have been satisfied for recording the costs. Furthermore, a reduction in goodwill amortization results from the US GAAP treatment.

The table below reconciles the balance sheet movements in the restructuring provision as determined under US GAAP.

	At March 31,
	2000	2001	2002
	(in € million)
Provisions at the beginning of the period	138	262	186
New plans	365	370	307
Adjustments of prior year estimates	(5)	(20)	(1)
Impact of acquired businesses (disposals) and other movements	(18)	178 *	14 **
Payments during the period	(220)	(604)	(344)
Translation adjustments	2	—	1

Provisions at the end of the period	262	186	163

*	resulting from the full integration of Power, corresponding to approximately 3,500 employees.

**	including € 15 million related to reclassification of contract provision to restructuring.

Substantially all of the Company’s restructuring provisions under US GAAP relate to redundancy costs and the number of employees listed herein was considered on a US GAAP basis.

During the year ended March 31, 2000 restructuring provisions of approximately € 360 million (net of changes in estimates on prior period plans of € 5 million), relating to 6,000 employees were recorded and restructuring provisions of approximately € 18 million, relating to approximately 300 employees, were transferred in connection with the creation of Power (including € 9 million which was subsequently reclassified by Power). Such expensed restructuring provisions included redundancy provisions related to operations in France, Germany and the United Kingdom. More than 50 % of the restructuring expense related to the Power sector operations.

During the year ended March 31, 2000, cash expenditures for restructuring payments made were € 220 million, which included payments for approximately 4,300 employee redundancies. At March 31, 2000, restructuring provisions for exit and redundancy costs aggregated € 262 million, which included provisions for 4,300 employee redundancies. Of the € 262 million of restructuring provision, € 199 million were for voluntary and involuntary employee termination and € 63 million for exit costs.

During the year ended March 31, 2001 restructuring provisions of approximately € 350 million (net of changes in estimates on prior period plans of € 20 million), relating to approximately 6,000 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany, Switzerland and the United Kingdom. Approximately 50% of the restructuring expense related to the Power sector operations, 20% to the Transmission and Distribution sector and 20% to the Transport sector.

During the year ended March 31, 2001, cash expenditures for restructuring totaled € 604 million corresponding to approximately 10,600 employee redundancies. At March 31, 2001, restructuring provisions for exit and redundancy costs aggregated € 186 million, which included provisions for 3,300 employee redundancies. Of the € 186 million of restructuring provision, € 140 million were for voluntary and involuntary employee termination benefits and € 46 million for exit costs.

During the year ended March 31, 2002 restructuring provisions of approximately € 306 million, relating to approximately 3,800 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom. Approximately 35 % of the restructuring expense related to the Power sector operation, 20 % to the Transmission and Distribution sector and 15 % to the Transport sector.

During the year ended March 31, 2002, cash expenditures for restructuring totaled € 344 million corresponding to approximately 4,600 employee redundancies. At March 31, 2002, restructuring provisions for exit and redundancy costs aggregated € 163 million, which included provisions for 2,100 employee redundancies. Of the € 163 million of restructuring provisions, € 147 million were for voluntary and involuntary employee termination benefits and € 16 million for exit costs.

c)    Pension, termination and post-retirement benefits — defined benefit plans

The Company accrues the costs of pension, termination and post-retirement benefits over the estimated working lives of its employees. Related benefit expenses were determined in accordance with various actuarial techniques normally applied in the country where the employees are based. Under US GAAP, such benefit plans are accounted for in accordance with SFAS No. 87, “Employers Accounting for Pensions” and SFAS No. 106, “Employers Accounting for Post Retirement Benefits Other Than Pensions”. Minimum liability adjustments (“MLA”) are not recognized in the Company’s financial statements as under French GAAP the recognition of these adjustments is not required.

Certain disclosures in accordance with US GAAP have been presented in Note 19. Additional required US GAAP disclosures are as follows:

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets are the following :

	At March 31,
	2000	2001	2002
	(in € million)
Projected benefit obligation	983	964	1,378
Accumulated benefit obligation	835	850	1,291
Fair value of plan assets	430	109	536

The amounts recorded for at March 31, 2000, 2001 and 2002 in the accompanying balance sheets can be compared with balances determined under US GAAP as follows:

Amounts recognized in the balance sheets:

	Pension benefits			Other benefits			Total
	At March 31,			At March 31,			At March 31,
	2000	2001	2002	2000	2001	2002	2000	2001	2002
	(in € million)
Accrued benefit liability (including MLA)	(601)	(899)	(980)	(79)	(203)	(208)	(680)	(1,102)	(1,188)
Prepaid benefit cost	309	416	469	—	—	—	309	416	469
Net amount recorded under US GAAP	(292)	(483)	(511)	(79)	(203)	(208)	(371)	(686)	(719)
• impact resulting from acquisitions accounted for under purchase accounting	54	—	—	2	—	—	56	—	—
• impact of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	(54)	25	—	(2)	—	—	(56)	25	—
• MLA	13	49	194	—	—	—	13	49	194
Net amount recorded in consolidated financial statements	(279)	(409)	(317)	(79)	(203)	(208)	(358)	(612)	(525)

• Accrued	(588)	(855)	(786)	(79)	(203)	(208)	(667)	(1,058)	(994)
• Prepaid	309	446	469	—	—	—	309	446	469

Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(in € million)
Effect on total of service and interest cost components:	0	0
Effect on the post retirement benefit obligation:	0.9	(0.8)

d)    Short term investments

The Company holds various debt and equity securities and deposits, which are classified on the balance sheet as short-term investments available for sale. These investments are carried at the lower of cost or fair value. French GAAP does not permit upward adjustments in the value of these investments to reflect their fair value. Under US GAAP, these investments are measured at fair value, with unrealized gains and losses net of tax effects excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income).

e)    Asset revaluations

At the formation of GEC ALSTHOM N.V. in 1989, certain businesses contributed by the shareholders were revalued and restated to amounts different than the historical carrying values used by the shareholders. Under US GAAP, the values of such contributed businesses would be recorded by the Company at the shareholders’ historical value.

At March 31, 2000, this presentation would decrease land by € 92 million, buildings by € 55 million, increase goodwill by € 22 million and decrease net equity by € 125 million.

At March 31, 2001, this presentation would decrease land by € 92 million, buildings by € 49 million, increase goodwill by € 19 million and decrease net equity by € 122 million.

At March 31, 2002, this presentation would decrease land by € 69 million, buildings by € 44 million, increase goodwill by € 17 million and decrease net equity by € 96 million.

The impact of the change in asset values results in an adjustment of amortization/depreciation expense between French GAAP and US GAAP. Additionally the difference in the carrying value of assets favorably impacts the amount of gain or loss on sales/disposals of assets under US GAAP. The impact on income is € 12 million, € 3 million and € 26 million for the years ended March 31, 2000, 2001 and 2002, respectively.

Under French GAAP, assets can be revalued periodically and carried at fair value subsequent to initial recognition. Revaluation increases are credited directly to equity as revaluation surpluses. Under US GAAP, assets are recorded at historical cost and are not revalued unless acquired in a purchase business combination. The impact on net equity is a decrease of € 25 million at March 31, 2000 and a decrease of € 50 million at March 31, 2001 and March 31, 2002.

f)    Capital and sales type leases

The Company has assets financed through capital leases and sells through sales-type lease arrangements. The Company accounts for payments made or received under these contracts as expenses or revenues. The related commitments are presented as off-balance sheet items. Under US GAAP, assets financed through capital leases are capitalized and the related financing is presented as debt on the balance sheet; for sales-type leases, the selling price of the product is recorded in revenues and the rentals to be received are recorded as long-term receivables, net of the related unearned income. This presentation would increase property, plant and equipment by € 10 million, € 54 million and € 112 million; long-term receivables by € 776 million, € 754 million and € 757 million; long-term debt by € 788 million, € 809 million and € 876 million and decrease net equity by € 2 million, € 1 million and € 7 million at March 31, 2000, 2001 and 2002, respectively.

g)    Derivative instruments and hedging activities

On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS 133”) and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of SFAS 133. These statements significantly differ from French GAAP, as they require the Company to recognize all derivatives, other than certain derivatives indexed to the Company’s own stock, on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Formal documentation designating the relationship between the hedging instrument and the hedged underlying transaction must be in place at inception, and hedge effectiveness must be reassessed regularly.

The Company enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange and interest rates. All derivative instruments held or issued are economic hedges of existing or anticipated commercial or financial transactions.

Foreign currency risk

The Company uses derivative instruments to reduce its exposure to the effects of currency fluctuations. There must be a relationship between the hedging instrument and the hedged underlying transaction. The change in the fair value of the hedged item attributable to the hedged foreign currency risk is recorded to offset the mark to market of the derivative hedging instrument designated and qualifying as a fair value hedging instrument. Changes in the derivative’s fair value and related change in fair value of the hedged item are recognized in the income statement as a fair value hedge. Derivative instruments used to cover commercial bids are economic hedges but do not qualify for hedge accounting because the realization of the forecasted transactions are not considered individually sufficiently probable. As a result, the change in fair value of the derivative is recorded through income.

Interest rate risk

Derivative instruments are used to reduce exposure to interest rate fluctuations. Derivative instruments used to cover debt (interest rate swaps, cross currency swaps, caps and floors), are economic hedges but they do not all qualify for hedge accounting. Therefore the change in fair value of the derivative instrument which is recognized in earnings is only partly offset by the change in fair value of the covered items.

The effect of the first application of FAS 133 as of March 31, 2001 was € (37) million. The total effect on income for the fiscal year ended March 31, 2002 is € 11 million.

h)    Stock based compensation

Employee stock purchase plan

During the year ended March 31, 2001, under an employee stock purchase plan, the Company issued shares reserved to its employees and 1,689,056 shares were subscribed. These shares were offered to substantially all employees at a discount to the market price. French GAAP does not require the recording of compensation expense for stock based compensation.

United States Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” (“APB 25”), requires the recognition of compensation expense on non compensatory employee stock purchase plans where common stock of the Company is offered to employees at a discount greater than would be reasonable in an offer of stock to shareholders or others.

For purposes of US GAAP, the Company has recorded additional compensation expense of € 15 million for the year-ended March 31, 2001 not affecting the shareholders’ equity reconciliation, in 2001, which has been amended accordingly.

Stock option plans

As mentioned in Note 28, the Company granted stock options during the year ended March 31, 2000 and 2002 to certain employees. Under French GAAP, such stock option plans are not compensatory.

Under US GAAP, the stock options awarded during the year ended March 31, 2000 and the July 24, 2001 plan (n° 4) are considered variable compensatory plans while the options awarded in the July 24, 2001 plan (n° 3) and January 8, 2002 are considered fixed compensatory plans. All stock options plans are accounted for according to APB No. 25 “Accounting for Stock Issued to Employees” using the intrinsic value method to measure compensation expense associated with grants of stock options to employees.

Accordingly, since (i) the performance condition of the April 1999 and July 24, 2001 plans have not been met at March 31, 2000, 2001 and 2002, (ii) the exercise price of the February 2000 plan options is greater than the market price at March 31, 2000, 2001 and 2002 and (iii) the stock options granted during the year ended March 31, 2002 were granted with no discount, no compensation cost has been recognized in the years then ended.

i)    Start-up costs

Start-up costs capitalized by the Company under French GAAP and expensed under US GAAP pursuant to Statements of Position (“SOP”) No. 98-5 “Reporting of the Costs of Start-Up Activities” amounted to € 7 million, € 39 million and € 45 million at March 31, 2000, 2001 and 2002, respectively. The impact of the change in assets values results in an adjustment to amortization expense between French GAAP and US GAAP.

The resulting impact on net income of the above adjustments was € (7) million, € (30) million € (2) million for the years-ended March 31, 2000, 2001 and 2002, respectively.

j)    ALSTOM Ferroviaria 49% minority interests

As disclosed in Note 6, in connection with the acquisition of 51% of Fiat Ferroviaria (now renamed ALSTOM Ferroviaria) in October 2000, ALSTOM and FIAT entered into a put and call agreement on the remaining 49% interest in this company. Under French GAAP, ALSTOM recorded the acquisition of the 51% of ALSTOM Ferroviaria and reported minority interests for the remaining 49%. Under U.S GAAP, as the exercice price and other terms of the options are already determined and essentially similar, ALSTOM was required to report a 100% acquisition of ALSTOM Ferroviaria together with a financing of the 49% not yet legally acquired.

At March 31, 2001, this presentation would increase goodwill, net by € 100 million, decrease net equity by € 2 million, decrease minority interests by € 44 million and increase financial debt by € 146 million.

At March 31, 2002, this presentation would increase goodwill, net by € 152 million, decrease net equity by € 5 million, increase minority interests by € 3 million and increase financial debt by € 154 million.

The impact on net income was € (2) million and € (3) million for the years-ended March 31, 2001 and 2002, respectively.

k)    Other differences

The Company has built and sold two ships to a customer. Under French GAAP, the margin on the sale is recognized on a percentage of completion basis. Under a put and call agreement the ships may be returned to the Company to be resold. Consequently, the margin on the sale has been deferred under US GAAP until the expiration of the option.

The Company entered into an agreement to sell land to third parties in several steps in the year ended March 31, 1999. Under French GAAP, this sale is recognized in income at the signature of the contract. Under US GAAP, such a sale is recognized only when certain sale recognition criteria are met. Consequently a net gain on the sale was not recognized at the time of sale. During the years ended March 31, 2000, 2001 and 2002 the net gain has been partially recognized for an amount of € 9 million, € 16 million, € 1 million respectively as the required criteria are being satisfied.

Under French GAAP, the Company recorded during the year ended March 31, 1999 a liability against shareholders’ equity for a potential tax risk related to the reorganisation that occurred prior to the initial public offering (“IPO”). The risk of occurrence of loss was and is considered reasonably possible and therefore, under US GAAP, pursuant to SFAS No 5 “Accounting for Contingencies”, only disclosure of the contingent liability is appropriate.

The application of EITF No. 95-10, “Accounting for Tax Credits Related to Dividend Payments in Accordance with FASB Statement No. 109”, (“EITF 95-10”) requires the Company to calculate its tax expense in Germany based on the undistributed tax rate whereas under French GAAP certain tax credits can be anticipated leading to the use of a lower tax rate. The use of a higher tax rate for purposes of US GAAP applied to the net deferred tax assets balance that exists for the German based operations at March 31, 2000 results in less income tax expense of approximately € 3 million, on a US GAAP basis than the amount recorded under French GAAP. From that date, the German distributed and undistributed tax rate on earnings were aligned, resulting in no more differences between French GAAP and US GAAP.

l)    Impairment

Under US GAAP, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. During the periods presented, the Company has not identified events or changes in circumstances that indicate that an impairment under US GAAP should be treated differently than in French GAAP as described in Note 2(j).

m)    Creation of jointly controlled business

The creation of the Power joint venture was made on the basis of historical book values in the financial statements of the Company. However, the difference in the historical book values and ALSTOM’s investment basis in Power due to the cash payment by the Company to ABB, led to the recognition of goodwill under French GAAP. Under US GAAP, this difference did not qualify as goodwill because it relates to the creation of a joint venture and not a purchase business combination.

Under US GAAP this difference would have been allocated to the corresponding underlying assets of the joint venture and amortized over their respective useful lives. In the present case, the amortization period of the underlying assets is estimated at approximately 20 years and consequently does not generate any significant difference between French and US GAAP in the amortization charge for the period.

n)    Effect of consolidation of Special Purpose Entities

As discussed in Note 31(vi), the special purpose entity, Cruiseinvest, was consolidated under US GAAP at March 31, 2002. The Company has therefore recorded the depreciation expense related to the ships owned by Cruiseinvest and the interest expense of the related debt, € 12 million and € 7 million, respectively.

o)    Capital gain on the disposal of the Contracting Sector and of GTRM

During the fiscal year ended March 31, 2002 the Company disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 “Recognition of Liabilities in Connection With a Purchase Business Combination”. Accordingly, the recorded capital gain is increased by € 39 million as a result of the lower costs basis of the Contracting Sector and GTRM under US GAAP.

Reconciliation to US GAAP of Net Income and Shareholder’s Equity

	Year ended March 31,
	2000	2001	2002	2002
				(Note 1)
	(in € million)			(in US$ million)
Net income (loss) according to French GAAP	349	204	(139)	(121)
(a) Business combinations	—	(1,435)	(263)	(229)
(b) Restructuring	91	(259)	(70)	(61)
(c) Pension, termination and post-retirement benefits	(5)	9	—	—
(e) Asset revaluation	12	3	26	23
(f) Capital and sales type leases	—	—	(6)	(5)
(g) Derivative instruments and hedging activities	6	(24)	11	10
(h) Employee stock purchase plan	—	(15)	—	—
(i) Start-up costs	(7)	(30)	(2)	(2)
(j) Alstom Ferroviaria minority interests	—	(2)	(3)	(3)
(k) Other differences	6	16	1	1
(n) Effect of consolidation of special purpose entities	—	—	(19)	(17)
(o) Capital gain on disposed activities	—	—	39	34

Tax effects of the US GAAP adjustments	(32)	258	129	112

Net income (loss) according to US GAAP	426	(1,275)	(296)	(258)

	At March 31,
	2000	2001	2002	2002
				(Note 1)
	(in € million)			(in US$ million)
Shareholders’ equity according to French GAAP	1,986	2,090	1,753	1,528
(a) Business combinations	—	(1,435)	(1,698)	(1,480)
(b) Restructuring	73	(186)	(256)	(223)
(c) Pension, termination and post-retirement benefits	(81)	(74)	(194)	(169)
(d) Short term investments	1	2	1	1
(e) Asset revaluation	(150)	(172)	(146)	(127)
(f) Capital and sales type-leases	(2)	(1)	(7)	(6)
(g) Derivative instruments and hedging activities	(21)	(45)	(34)	(30)
(i) Start-up costs	(7)	(39)	(41)	(36)
(j) ALSTOM Ferroviaria minority interests	—	(2)	(5)	(4)
(k) Other differences	15	14	13	11
(n) Effect of consolidation of Special Purpose Entities	—	—	(19)	(17)
(o) Capital gain on disposed activities	—	—	39	34

Tax effects of the US GAAP adjustments	30	268	435	379

Shareholders’ equity according to US GAAP	1,844	420	(159)	(139)

Items affecting the presentation of Consolidated Financial Statements and additional US GAAP disclosures

(i)    Discontinued operations

Sale of the Contracting sector

Under US GAAP, the disposal of a business segment requires presentation as discontinued operations from the measurement date, the date a formal plan of disposition is approved by Company. Subsequent to March 31, 2001, management entered into a binding agreement for the sale of the Contracting Sector which was finalized by July 20, 2001 when the Company completed the sale of the Sector to CDC Equity Capital (see note 6(d)). The balance sheet and income statement effect of accounting for discontinued operations is to present under a single caption on each statement the activities of this segment. The resulting effect on the French GAAP consolidated income statements would be to reduce sales and operating income by the amounts presented below. The effect on the balance sheet under French GAAP would be to reduce total assets and liabilities by € 2,358 million and € 3,219 million at March 31, 2000 and 2001, respectively. The net gain on the disposal of the discontinued operation was € 106 million and included the net income from April 1, 2001 to July 20, 2001.

Sales, operating income and net income on a French GAAP basis of the discontinued segment are as follows:

	Years ended March 31,
	2000	2001	2002
	(in € million)
Sales	2,276	2,485	759
Operating income	91	123	30
Net Income	27	85	9

(ii)    Operating cycle

The Company’s major infrastructure contracting activities are generally performed under fixed-price contracts. The length of such contracts varies but is typically between one and five years. Under US GAAP, a non-classified balance sheet would be shown because the contract-related items in the balance sheet have realization and liquidation periods extending beyond one year.

(iii)    Contract accounting

Under French GAAP loss provisions are presented under the caption “Provisions”; under US GAAP, loss provisions are deducted from related accumulated cost on the balance sheet.

This presentation would reduce assets and liabilities by approximately € 86 million, € 113 million and € 306 million at March 31, 2000, 2001 and 2002, respectively.

(iv)    Securitisation accounting

Securitization of future receivables

The Company entered into agreements to sell, with limited recourse, future receivables to special purpose entities, which it does not control (see Note 23). Under French GAAP, the cash received has been accounted for with an offsetting effect to “Customers’ deposits and advances”. Under US GAAP, such transactions would have been considered as financing transactions.

At March 31, 2000, this presentation would increase Inventories and contract in progress by € 20 million, Trade receivables by € 13 million, Financial debt by € 1,167 million and decrease Customers’ deposits and advances by € 1,134 million.

At March 31, 2001, this presentation would increase Financial debt by € 1,578 million and decrease Customers’ deposits and advances by the corresponding amount.

At March 31, 2002, this presentation would increase Financial debt by 1,735 million and decrease Customers’ deposits and advances by the corresponding amount.

Securitization of trade receivables

As of April 1, 2001, the Company accounts for securitisation of trade receivables in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). This statement requires that financial assets over which control has been surrendered must be de-recognized in the accounts.

During the years ended March 31, 2001 and 2002 the Company sold trade receivables in revolving period securitisations within which it irrevocably and without recourse transferred eligible receivables to Qualifying Special Purpose Entities (“QSPE’s”) and to third parties. The Company continues to service, administer and collect the receivables on behalf of the purchaser. Under the terms of these agreements certain receivables are pledged as a credit enhancement. The retained interest in these pledged receivables remains on the consolidated balance sheet as other receivables as shown in the following table. The retained interests are measured at estimated fair value which the Company considers approximates to historical carrying values. These retained interests are measured periodically for recoverability based on collections experience. The assets securitised are generally short term lower risk assets.

The following table shows amounts of assets securitised at March 31, 2001 and 2002.

	At March 31,
	2001	2002
	(in € million)
Gross receivables	1,154	1,388
Portion derecognized on sale	(894)	(1,036)

Retained interest (included in other receivables)	260	352

(v)    Operating income

Under US GAAP, certain items such as restructuring expenses, pension costs, net gains on disposal of fixed assets, businesses and investments, operating grants received and other non recurring provisions and costs classified as other income (expense) would be classified as part of the operating income. Additionally, goodwill amortization classified on a specific line would also be classified as operating expense under US GAAP.

During the year ended March 31, 2000, non-recurring gains of approximately €197 million related to the demutualisation of the UK pension scheme and € 551 million related to the disposal of the Company’s Heavy Duty Gas Turbine business included as part of other income (expense) would be classified as operating income under US GAAP.

Operating income (expense) based on US GAAP amounts and reclassifications would amount to approximately € 659 million, € (1,028) million and € (200) million at March 31, 2000, 2001 and 2002 respectively.

(vi)    Basis of consolidation — Controlled businesses and investees

For the years ended March 31, 2000 and 2001 the Company has accounted for certain controlled entities using the equity method, has not consolidated certain controlled entities and has accounted for certain entities over which it exercises significant influence (but not control) at cost.

For the year ended March 31, 2002, the Company has accounted for certain entities over which it exercices significant influence (but no control) at cost.

Under US GAAP, entities over which significant influence is exercised should be accounted for using the equity method.

Such differences in the basis of consolidation did not have a significant effect on net income for the years ended March 31, 2000, 2001 and 2002, or on the total assets, total liabilities and shareholders’ equity as of March 31, 2000, 2001 and 2002.

Certain special purpose leasing entities have not been consolidated under French GAAP (see Note 23) because the Company owns no shares in such entities. Under US GAAP, these activities would be consolidated because the Company retains some of the risks and rewards of ownership.

At March 31, 2000, the consolidation would increase other fixed assets by € 101 million, increase long-term receivables by € 1,142 million, increase other accounts receivable by € 138 million, increase long-term borrowings by € 1,312 million, increase advances received by € 80 million and decrease other payables by € 11 million.

At March 31, 2001, the consolidation would decrease other fixed assets by € 126 million, increase long-term receivables by € 1,663 million, increase advances received by € 42 million, increase other accounts receivable by € 61 million and increase long-term borrowings by € 1,640 million.

At March 31, 2002, the consolidation would decrease other fixed assets by € 182 million, increase long-term receivables by € 923 million, increase advances received by € 10 million, increase other accounts receivable by € 43 million and increase long-term borrowings by € 794 million.

In addition the Cruiseinvest structure, the main assets of which are six cruise ships has not been consolidated under French GAAP as the Company owns no shares in such structure. As the Company is one of the primary beneficiaries of this special purpose structure under US GAAP, tangible fixed assets, net would increase by € 828 million, other fixed assets would decrease by € 5 million, other assets would increase by € 200 million, net income would decrease by € 19 million, financial debt would increase by € 868 million and other payables would increase by € 174 million (see Note 31(n)).

The structure is supported by € 195 million limited recourse notes due 10 December 2011 and ranking after all other debts. These notes are included in loans to non consolidated companies and third parties under French GAAP (note 9). The right of the Company as noteholder is limited to amounts that shall become available up to the value of the notes. At March 31, 2002 the Company has no other amounts outstanding with the Cruiseinvest structure.

(vii)    Redeemable preference shares of a subsidiary

On March 30, 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of € 205 million. French GAAP requires that redeemable preference shares be presented as long term capital between shareholder’s equity and financial debt in the consolidated balance sheet. Accordingly, the dividend applicable to the preference shareholders was presented as interest expense on the consolidated statement of income. For US GAAP, redeemable preference shares of a consolidated subsidiary issued to third parties is reflected as minority interest on the consolidated balance sheet with the related dividends expensed through minority interest on the consolidated statement of income.

The effect of the above difference on the French GAAP consolidated balance sheet was to increase minority interest by € 205 million at March 31, 2001 and 2002.

(viii)    Consolidated statements of cash flows

Under French GAAP, the consolidated statement of cash flows reconciles the movements in cash, cash equivalents and short-term investments net of movement in financial debt. Under US GAAP, it reconciles the movement in cash and cash equivalents.

Short-term investments increased by € 53 million and € 224 million in the years ended March 31, 2000 and 2001 respectively. This would result in a corresponding decrease in “Cash flows from investing activities” under US GAAP. Short-term investments decreased by € 143 million in the year-ended March 31, 2002. This would result in a corresponding increase in “Cash flows from investing activities” under US GAAP. Financial debt increased by € 1,290 million and € 644 million for the years ended March 31, 2000 and 2001, respectively. This would result in a corresponding increase in “Cash flows from financing activities” under US GAAP.

Financial debt decreased by € 427 million for the year ended March 31, 2002. This would result in a corresponding decrease in “Cash flows from financing activities” under US GAAP.

The financial debt and short-term investments related to newly consolidated entities included in the line “Cash expenditures for acquisition of investments, net of net cash acquired” would be excluded from this line under US GAAP.

Additional US GAAP Disclosures

(ix)    Earnings Per Share

Under US GAAP, earnings per share are required to be computed in accordance with SFAS No. 128 “Earnings Per Share”. Under US GAAP, the presentation of earnings per share before goodwill amortization as shown in the Consolidated Income Statement is prohibited. Only the earnings per share information presented below would be shown.

	At March 31,
	2000	2001	2002
	(in € million except number of shares and per share data)
Numerator
Earnings (loss) from continuing operations	401	(1,358)	(340)
Earnings (loss) from discontinued operations	25	83	7
Impact of change in accounting principles	—	—	37
Net earnings (loss) US GAAP basis	426	(1,275)	(296)

Denominator (share amounts)
Weighted average number of shares outstanding — basic and diluted	213,698,403	214,683,686	215,387,459

Basic and diluted earnings per share
Earnings (loss) from continuing operations	1.88	(6.33)	(1.57)
Earnings (loss) from discontinued operations	0.12	0.39	0.03
Impact of change in accounting principles	—	—	0.17
Net earnings (loss) US GAAP basis	1.99	(5.94)	(1.37)

The Company uses Treasury stock method for purposes of determining the number of shares to be issued in conjunction with the Company’s stock incentive plan.

The diluted share base for the twelve months ended March 31, 2002 excludes incremental shares of 445,580 related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company’s loss from continuing operations during the year ended March 31, 2002.

(x)    Stock-Based Compensation

Pursuant to the disclosure provisions of SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) the Company has provided pro forma information, had the Company measured the fair market value of the options at the date of grant.

Had the Company used the fair value method in accordance with SFAS 123 to measure compensation, the Company’s net income (loss) according to US GAAP, basic, and diluted earnings per share for the years ended March 31, 2000, 2001 and 2002 would have been € 423 million, € (1,288) million and € (359) million and € 1.98, € (6.00) and € (1.67) per share (both basic and diluted), respectively. Compensation cost calculated using the fair value method is recognized over the vesting period of each plan.

	Years ended March 31,
	2000	2001	2002
	(in € million except number of shares and per share data)
Net income (loss)
US GAAP	426	(1,275)	(296)
Pro forma	423	(1,288)	(331)
Weighted average shares outstanding during the year
Basic and diluted	213,698,403	214,683,686	215,387,459

Pro forma earnings (loss) per share
Basic and fully diluted	1.98	(6.00)	(1,54)

The fair value of the stock options granted on April 22, 1999, February 14, 2000, July 24, 2001 and January 8, 2002 have been estimated on their respective date of grant using the Monte Carlo option-pricing model or the Black-Scholes option-pricing model. The following characteristics have been used:

	2000 Stock options plans	2002 Stock options plans
Interest rate	6%	4%
Expected life	7 years	5 years
Expected volatility	26.5%	52%
Expected dividends	2%	2%

The weighted average fair value of options granted during the fiscal year ended March 31, 2002 is € 9.6 per award.

(xi)    Income taxes

The Company recognizes deferred tax assets on tax losses carried forward and on temporary differences when it is reasonably certain that the asset will be recovered in future years. Under US GAAP, such deferred tax assets are recognized when it is “more likely than not” that the related tax assets will be recovered. The Company does not record certain deferred tax liabilities which are judged to be essentially permanent in nature, until it becomes likely that the liability will be incurred.

Realization is dependent on generating sufficient taxable income in order to recover the deferred tax balances. Management believes it is more likely than not that all of the net deferred tax assets will be realized in subsequent years. The amount of the net deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income in the related taxing jurisdiction are reduced.

Under French GAAP, deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to SFAS No. 109 “Accounting for Income Taxes”, US GAAP requires the deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. The table below sets forth the gross deferred tax assets and related valuation allowance :

	At March 31,
	2000	2001	2002
	(in € million)
Deferred tax assets	1,360	2,264	2,414
Valuation allowances	(269)	(421)	(270)

Net deferred tax assets	1,091	1,843	2,144

The valuation allowance in each of the three years ended March 31, 2000, 2001 and 2002 relates primarily to tax losses carried forward for which the Company has determined that realization is not more likely than not.

During the year ended March 31, 2000 certain tax losses carried forward and corresponding valuation allowances were recorded as a result of the creation of Power. During the year ended March 31, 2001 the valuation allowance increased mainly as a result of deferred tax assets associated with contract loss accruals for which the realization was not more likely than not.

During the year ended March 31, 2001, net deferred tax assets increased by € 752 million mainly due to the 100% consolidation of Power and the recognition of deferred tax assets on temporary differences arising from provisions not currently deductible.

During the year ended March 31, 2002, net deferred tax assets increased by € 301 million due to both the increase in recognized taxable losses and the reduction of valuation allowances arising from the adoption of a tax plan to utilize losses against which provisions had previously been made.

(xii)    Power additional disclosures

On June 30, 1999 the Company brought together its Energy sector with the power generation activities of ABB, in a joint company, AAP, in which ALSTOM and ABB each owned 50% and which was under joint control of both shareholders. Net assets were contributed, at historical cost, on July 1, 1999 at which point trading and operations commenced.

On May 11, 2000 ALSTOM completed its acquisition of ABB’s 50% share in AAP.

ALSTOM’s 50 % share in AAP’s results for the 9 months ended March 31, 2000 and for the period from April 1, 2000 to May 10, 2000 were as follows:

Income statement	9 months ended March 31, 2000		From April 1, 2000 to May 10, 2000
	(in € million)
Net Sales	3,852.8		551.0

Operating Income	69.0		13.0

Net Income / (Loss)	(0.5)		(21.5)

Cash flow statement	9 months ended March 31, 2000		From April 1, 2000 to May 10, 2000
	(in € million)
Cash flow from operating activities Cash flow from investing activities Cash flow from financing activities	(101.5 (118.3 0	) )	(115.6 2.5 0)
Balance Sheet	March 31, 2000
(in € million)
Assets
Goodwill and other intangible assets	528.8
Tangible fixed assets, net	663.3
Other fixed assets, net	165.0
Inventories and contracts in process, net	913.2
Accounts receivable and others	3,149.3
Short term investments	95.8
Cash and cash equivalents	878.3

6,393.7

Balance Sheet — con’t	March 31, 2000
(in € million)
Shareholders’ equity, provisions and liabilities
Shareholders’ equity	375.8
Provisions	2,108.9
Financial debt	632.7
Customers’, deposits and advances	687.7
Accounts payable and others	2,588.6

6,393.7

Recently Issued Accounting Pronouncements

The French Comité de la Réglementation Comptable approved the CNC (Conseil National de la Comptabilité) No 2000-06 recommendation on liabilities issued on April 20, 2000. This new accounting law is effective as of April 1, 2002 for the Company. However, its application is permitted beginning April 1, 2000. This new accounting law has not been applied to the consolidated financial statements at March 31, 2001 and 2002. The effect of the application of this new accounting principle is being evaluated by the Company.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”, (“SFAS 141”), which together with SFASs No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”), modify the accounting for business combinations, goodwill and identifiable intangible assets. SFAS 141 requires the Company to account for all business combinations initiated after June 30, 2001, under the purchase method. Under SFAS 142, certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. SFAS 142 will require that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. At the date of adoption, a goodwill impairment assessment must be performed and any impairment loss at the date of adoption will be recognized as a cumulative effect of a change in accounting principles in the Company’s income statement. The Company will adopt SFAS 142 and the other provisions of SFAS 141 effective April 1, 2002. As of March 31, 2002, the Company has goodwill for a net amount of € 3,142 million and intangible assets in the amount of € 1,170 million net of accumulated depreciation, all of which will be subject to the provision of SFAS 142. Amortization expense related to goodwill, excluding impairment charges, was € 268 million for the year ended March 31, 2002. The Company has not yet determined the impact that this statement will have on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, (“SFAS 143”) which modifies the financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Company will adopt this Statement effective April 1, 2002. The Company has not yet determined the impact, if any, that SFAS 143 will have on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, (“SFAS 144”). This Statement modifies the discontinued operations guidance of APB No. 30, “Reporting the results of operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, and supersedes SFAS No 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, (“SFAS 121”), while retaining certain requirements of SFAS 121 regarding impairment loss recognition and measurement. In addition, SFAS 144 provides additional accounting and reporting guidance for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company will adopt SFAS 144 on April 1, 2002. The Company has not yet determined the impact, if any, that this Statement will have on its financial position or results of operations.