Form 20-F
period 2003-03-31
ALSTOM
filed 2003-10-16
CIK 1062066

As filed with the Securities and Exchange Commission on 15 October 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 March 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Common Shares, nominal value €1.25 per share: 281,660,523

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

Société Anonyme with share capital of €352,075,653.75

Head office: 25, avenue Kléber – 75116 Paris – France

R.C.S.: 389 058 447 Paris

Internet address: www.alstom.com

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED

31 MARCH 2003

ON FORM 20-F

PRESENTATION OF INFORMATION

Unless the context otherwise requires, references in this Annual Report on Form 20-F to “ALSTOM”, the “Company” or the “Group” are to ALSTOM and its consolidated subsidiaries.

ALSTOM’s fiscal year ends on 31 March.

Unless otherwise indicated, numerical references to employees are to full-time equivalent employees.

The consolidated financial statements for the fiscal years ended 31 March 2003, 2002 and 2001 and the notes thereto included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements”. ALSTOM has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the US (“US GAAP”). Differences between accounting principles adopted by ALSTOM and US GAAP as they apply to the Company are summarised in Note 33 to the Consolidated Financial Statements.

The Consolidated Financial Statements prepared in accordance with French GAAP included in this Annual Report on Form 20-F differ from our consolidated financial statements published in France and approved at our General Shareholders’ Meeting on 2 July 2003. These differences relate to the accounting for the effects of €94 million of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. See “Operating and Financial Review and Prospects—Recent Developments—Results of Fiscal Year 2004 to date.” Under French rules, because these increased costs were identified and recognised following the approval of the consolidated financial statements, they will be recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for this Annual Report on Form 20-F, we are required to adjust our consolidated financial statements for the year ended 31 March 2003 to reflect these increased costs. The principal adjustments to our French GAAP published accounts are an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, net income decreased by €56 million compared to the consolidated financial statements published in France and approved at the General Shareholders’ Meeting on 2 July 2003. See Note 1(c) to the Consolidated Financial Statements.

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

Recently, French Law No. 2003-706 dated 1 August 2003 relating to financial security was passed. This law provides for the merger of the Commission des opérations de bourse (“COB”) and the Conseil des marchés financiers (“CMF”) into a new authority to be named the Autorité des marchés financiers (“AMF”), an independent French governmental authority that will be responsible for the protection of investors, investor information and the proper operation of the securities market. This merger has not yet been implemented, but should be consummated in the weeks to come. This Annual Report on Form 20-F will discuss, when necessary, the French regulatory organizations as they exist on the date hereof.

Various amounts and percentages set forth herein have been rounded and, accordingly, may not total.

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements appear, without limitation, in the information referred to herein entitled “Description of Activities” and in “Operating and Financial Review and Prospects.” Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios; (ii) statements of plans, objectives or goals of the Group or its management; (iii) statements of future product or economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans” and “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on our current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include the factors listed below as well as those described under “Key Information—Risk Factors”:

•	the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates;

•	the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices;

•	the effects of currency exchange rate movements;

•	the effects of competition in the product markets and geographic areas in which we operate;

•	our ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services;

•	the timely development of new products and services;

•	the ability to implement the financing package and to meet the financial and other covenants contained in our financing agreements;

•	difficulties in obtaining bid, performance and other bonds (other than those available under our new Bonding Facility) with customary amounts or terms;

•	the timing of and ability to meet the cash generation and other initiatives of the new action plan, including the ability to dispose of certain real estate and other assets on favourable terms or in a timely fashion;

•	the results of the United States Securities and Exchange Commission’s (“SEC”) investigation of matters relating to ALSTOM Transportation Inc., and the impact thereof on ALSTOM Transportation Inc.’s ability to conduct its business;

•	the outcome of the putative class action lawsuits recently filed against us and certain of our current and former officers;

•	the results of the European Commission’s review of the French State’s involvement in our recently renegotiated financing package, the sale of our T&D Sector to Areva and other aspects of our businesses;

•	whether we receive shareholder approval of important elements of our recently renegotiated financing package;

•	the availability of external sources of financing on commercially reasonable terms;

•	the inherent technical complexity of many of our products and technologies and our ability to resolve effectively, on time, and at reasonable cost technical problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems encountered with the GT 24/GT 26 gas turbines and the UK trains;

•	risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial portion of our business;

•	the inherent difficulty in estimating future charter or sale prices of any cruise ship in any appraisal of our exposure in respect of Renaissance Cruises;

•	the inherent difficulty in estimating our vendor financing risks and other credit risks, which may notably be affected by customers’ payment default;

•	our ability to invest successfully in, and compete at the leading edge of, technology developments across all of our sectors;

•	the availability of adequate cash flow from operations or other sources of liquidity to achieve management’s objectives or goals, including our goal of reducing indebtedness;

•	whether certain of our markets, particularly the Power Sectors, recover from their currently depressed state;

•	the possible impact on customer confidence of our recent financial difficulties, and if so our ability to re-establish this confidence;

•	the effects of acquisitions and disposals generally;

•	the unusual level of uncertainty at this time regarding the world economy in general; and

•	our success in adjusting to and managing the foregoing risks.

We caution you that this list of important factors is not exhaustive; when relying on forward-looking statements to make decisions with respect to us, you should carefully consider the foregoing factors and other uncertainties and events, as well as other factors described in other documents we file with or submit to, from time to time, the SEC, including reports submitted on Form 6-K. Such forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3—KEY INFORMATION

A.    Selected Financial Data

The following tables set forth selected consolidated financial data for ALSTOM for the periods and dates indicated and are qualified by reference to, and should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto contained herein.

The Consolidated Financial Statements and the Notes thereto have been prepared in accordance with French GAAP, which differ in certain significant respects from US GAAP. For a discussion of the principal differences between French GAAP and US GAAP as they relate to ALSTOM, and a reconciliation of net income and shareholders’ equity to US GAAP, see Note 33 to the Consolidated Financial Statements.

The Consolidated Financial Statements prepared in accordance with French GAAP included in this Annual Report on Form 20-F differ from our consolidated financial statements published in France and approved at our General Shareholders’ Meeting on 2 July 2003. These differences relate to the accounting for the effects of €94 million of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. See “Operating and Financial Review and Prospects—Recent Developments—Results of Fiscal Year 2004 to date.” Under French rules, because these increased costs were identified and recognised following the approval of the consolidated financial statements, they will be recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for this Annual Report on Form 20-F, we are required to adjust our consolidated financial statements for the year ended 31 March 2003 to reflect these increased costs. The principal adjustments to our French GAAP published accounts are an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, net income decreased by €56 million compared to the consolidated financial statements published in France and approved at the General Shareholders’ Meeting on 2 July 2003. See Note 1(c) to the Consolidated Financial Statements.

ALSTOM has prepared the Consolidated Financial Statements assuming that it will continue as a going concern, however, ALSTOM’s independent auditors, Ernst & Young and Deloitte Touche Tohmatsu, have issued a modified opinion that indicates there is a substantial doubt about ALSTOM’s ability to continue as a going concern as a result of concerns set forth in their report. The Consolidated Financial Statements do not include any adjustments that might result from the resolution of this uncertainty.

	Year ended 31 March
	1999(1)	2000(1)	2001(1)	2002(1)	2003
		(in € million except margin and per share data)
Income Statement Data
Amounts in accordance with French GAAP
Sales	14,069	16,229	24,550	23,453	21,351
Operating expenses(4)	(13,362)	(15,500)	(23,399)	(22,512)	(21,952)
Operating income (loss)(4)	707	729	1,151	941	(601)
Restructuring costs(2)	(116)	(442)	(81)	(227)	(268)
Financial income (expense)	24	(62)	(207)	(294)	(270)
Income tax(4)	(198)	(119)	(174)	(10)	301
Share in net income (loss) of equity investments	3	(13)	(4)	1	3
Minority interests	(24)	(15)	(37)	(23)	(15)
Net income (loss)(4)	303	349	204	(139)	(1,488)
Earnings (loss) per share (basic and diluted)(3)(4)	1.42	1.63	0.95	(0.6)	(5.6)
Margin (operating income (loss) as a percentage of sales)(4)	5.0%	4.5%	4.7%	4.0%	-2.8%

Approximate amounts in accordance with US GAAP
Sales	9,826	10,707	18,158	18,428	17,029
Operating income (loss)	251	553	(1,228)	(279)	(1,367)
Net income (loss) from continuing operations	112	363	(1,353)	(370)	(1,278)
Net income (loss) from discontinued operations	86	63	78	37	137
Net income (loss)	198	426	(1,275)	(296)	(1,141)
Earnings (loss) per share from continuing operations (basic and diluted)	0.53	1.70	(6.30)	(1.71)	(4.82)
Earnings (loss) per share from discontinued operations (basic and diluted)	0.41	0.29	0.36	0.17	0.52
Earnings (loss) per share (basic and diluted)(3)	0.94	1.99	(5.94)	(1.37)	(4.30)

(1)	Results for fiscal years ended 31 March 1999, 2000, 2001 and 2002 reflect adjustments made due to the changes of presentation described further in “Operating and Financial Review and Prospects – Change in Business Composition and Presentation of our Accounts, Non-GAAP Measures,” and in Note 2(a) to the Consolidated Financial Statements.
(2)	Restructuring costs are classified as an operating expense under US GAAP and a portion of such amounts would not be recognised in the same accounting periods as under French GAAP. See Note 33(A)(c) to the Consolidated Financial Statements.
(3)	Earnings per share is computed under US GAAP on 209,821,202 shares for fiscal year 1999, rather than on the number of shares (213,698,403) of ALSTOM used for French GAAP cash dividends and earnings per share computation.
(4)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

	At 31 March
	1999(1)	2000(1)	2001(1)	2002(1)	2003
		(in € million except per share data)
Balance Sheet Data:
Amounts in accordance with French GAAP
Short-term investments, cash and cash equivalents	1,055	2,421	3,020	2,236	1,770
Trade and other accounts receivable, net(2)(8)	5,894	6,505	9,845	8,034	7,095
Inventories and work in progress, net(2)	3,553	3,327	6,050	5,593	4,608
Goodwill, net	2,067	3,810	5,311	4,612	4,440
Other acquired intangible assets, net	–	–	1,187	1,170	1,168
Property, plant and equipment, net	1,995	2,163	2,788	2,788	2,331
Total assets(2)(8)	15,814	20,678	31,666	28,204	24,817
Financial debt(3)	1,286	4,727	6,231	6,035	6,331
Provisions for risks and charges(4)(8)	2,409	3,254	4,591	3,849	3,738
Customers’ deposits and advances(2)	2,866	2,371	6,205	4,221	3,541
Trade payables	3,141	3,646	6,540	5,564	4,629
Shareholders’ equity(8)	1,626	1,986	2,090	1,752	707
Approximate amounts in accordance with US GAAP
Shareholders’ equity	1,431	1,844	420	(159)	(1,249)
Total assets	16,671	22,285	31,606	28,083	25,735
Financial debt(3)	2,816	6,827	8,826	8,727	8,588	(9)

Other Financial Data:
Orders received(5)	15,845	17,259	25,727	22,686	19,123
Order backlog(6)	21,016	23,701	39,429	35,815	30,330
Dividends paid	1,237	111	118	118	—
Cash dividends per share(7)	5.79	0.52	0.55	0.55	—

(1)	Figures for fiscal years ended 31 March 1999, 2000, 2001 and 2002 reflect adjustments made due to the changes of presentation described further in “Operating and Financial Review and Prospects – Change in Business Composition and Presentation of our Accounts, Non-GAAP Measures”, and in Note 2(a) to the Consolidated Financial Statements.
(2)	Figures at 31 March 1999 have been restated to take into account a change in presentation of contracts in progress and related receivables. Beginning with the fiscal year ended 31 March 2000 customers’ deposits and advances are first offset against contract accrued revenues and any balance is netted against contracts in progress, on a contract by contract basis. Any residual balance of customers’ deposits and advances is presented as a liability. Previous years’ data have been reclassified accordingly, resulting in a decrease in total assets and total liabilities of €7,107 million at 31 March 1999.
(3)	In addition to the financial debt carried on its balance sheet under French GAAP, the Group has interests in special purpose entities financing products sold and finances certain of its assets through capital lease or long term rental arrangements. Under US GAAP, such special purpose entities are consolidated and capital lease and long term rental arrangements are capitalised. In addition, under US GAAP, the put and call agreement relating to the acquisition of 49% minority interests in Alstom Ferroviaria Spa is treated as an acquisition from the origin and increases consequently the financial debt at 31 March 2001 and 2002. For US GAAP purposes, at 31 March 1999, 2000, 2001, 2002 and 2003, respectively, these differences increase, amongst other items, financial debt by €1,530 million, €2,100 million, €2,595 million, €2,692 million and €2,257 million. See Note 22 and Note 33(D)(h) to the Consolidated Financial Statements.
(4)	Figures at 31 March 1999 and 2000 have been restated to take into account the change in presentation of accrued contract costs and accrued employee benefits other than pensions made in fiscal year 2001. For the fiscal years ended 31 March 2001, 31 March 2002 and 31 March 2003 accrued contract costs and accrued employee benefits other than pensions have been shown as part of accrued contract costs and other payables and expenses rather than in provisions for risks and charges. Previous years’ data have been reclassified accordingly, which results in a decrease of provisions for risks and charges of €941 million and €1,008 million at 31 March 1999 and 2000, respectively.

(5)	Orders received equals the value, based on contract price, of all orders received during a fiscal year, excluding the effect of options or other adjustments on such contracts. Generally, an order is included in “Orders received” upon receipt of both a signed contract and the agreed down payment.
(6)	Order backlog is the aggregate of all orders received but not yet recognised as sales as of the end of a fiscal year.
(7)	During the fiscal year ended 31 March 1999, a special dividend of €1,209 million was distributed to ALSTOM’s principal shareholders at the time (Alcatel and Marconi plc).
(8)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.
(9)	Does not include €64 million relating to discontinued operations. See Note 33(B)(a) to the Consolidated Financial Statements.

Exchange Rate Information

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on 1 January 1999 and a single European currency, known as the Euro, was introduced. The following 12 member states participate in EMU and have adopted the Euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the Euro was fixed on 31 December 1998 at €1.00 = FRF 6.55957. Beginning 1 January 2002, the participating member states have issued new Euro-denominated bills and coins for use in cash transactions. On 17 February 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins are no longer the legal currency for any transactions. For your convenience, this Annual Report on Form 20-F contains translations of certain French franc and Euro amounts into US dollars.

Unless otherwise indicated, dollar amounts have been translated from Euro at the rate of €1.00 = $ 1.09, the noon buying rate in New York City for cable transfers in Euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on 31 March 2003.

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

The following table sets forth, for the calendar periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as US dollar per Euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our Consolidated Financial Statements:

	Period end	Average(1)	High	Low
1998(2)	0.85	0.90	0.97	0.79
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003
April	1.12	1.09	1.12	1.06
May	1.18	1.16	1.19	1.12
June	1.15	1.17	1.19	1.14
July	1.12	1.14	1.16	1.12
August	1.10	1.11	1.13	1.09
September	1.17	1.13	1.17	1.08
October (through 14 October)	1.17	1.17	1.18	1.16

(1)	Yearly averages are expressed as the average of the Noon Buying Rates on the last business day of each month during the relevant period. Monthly averages are expressed as the average of the Noon Buying Rates of each business day of the month.
(2)	A conversion rate of Euros per US dollar has been provided for the fiscal year 1998, prior to the introduction of the Euro on 1 January 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-Euro conversion rate established on 1 July 1999.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our orders received have declined due to the significant downturn in many of our markets and the uncertainty resulting from our financial condition. This decline is likely to have an adverse impact on our results of operations, and our orders might not return to prior levels

Our orders in fiscal year 2003 were substantially below the levels of recent years, and we anticipate that our orders in fiscal year 2004 will be even lower, with those for the first half of fiscal year 2004 expected to be significantly lower than for the first half of fiscal year 2003. This decline is due in part to severe market downturns in two of our three principal markets, power generation and marine, and in part to the uncertainty resulting from our financial condition.

Our orders and sales depend on the level of infrastructure spending, which has historically been significantly impacted by the rate of growth in gross domestic product. Poor economic and political conditions or downturns in broad economic trends in our markets therefore have a negative effect on our orders, sales, results of operations and financial condition. The level of infrastructure spending is also significantly affected by customers’ expectations about a variety of other factors, such as their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalization of infrastructure services. Although short-term changes in gross domestic product may affect our orders received, in the past such changes have had less of an impact on our sales due to the length of our product delivery cycles and the size of our order backlog.

In addition to difficult market conditions, the uncertainty resulting from our financial condition may have led to some customers delaying or not placing orders with us. Improvement in our results of operations, cash flow and financial condition depends on our ability to restore our level of orders, but we may not be successful in doing so. Even if our orders recover relatively quickly, our sales and operating income in subsequent years may be lower than has been the case in recent periods. If our orders and sales do not recover we may have to undertake additional restructuring and bear additional costs in order to achieve acceptable operating margins.

If the implementation of our financing package is delayed or prevented, we could face severe liquidity problems

Our recently renegotiated financing package, described under “Operating and Financial Review and Prospects—Recent Developments”, is essential to restoring our financial viability. The financing package is designed to provide us with the resources to meet our short-term and medium-term financial obligations, to reduce our overall debt levels over time, to obtain additional performance bonds necessary for us to obtain new orders and to receive deposits and progress payments from customers and to finance our day-to-day operations. At our Shareholders’ Meeting scheduled for 18 November 2003 (on second call), our shareholders will be asked to approve critical parts of the financing package. If we fail to achieve a quorum at the Shareholders’ Meeting, or if our shareholders vote against any part of this financing package, we could fail to satisfy conditions under a number of agreements we signed as part of the financing package and the agreement for the sale of our Transmission and Distribution (“T&D”) Sector, which could trigger early repayment or drawstop conditions. We would therefore be required to renegotiate these agreements, and could be unable to do so on acceptable terms. In such case, it is probable that we would be unable to meet our financial obligations.

The European Commission may find that elements of our recently negotiated financing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law

The European Commission has opened a formal investigation to determine whether the financing package, the sale of our T&D Sector to Areva and certain other transactions entered into with entities controlled by the French State contain elements of State aid that is incompatible with the common market. Under European Community law, the French State may not provide aid to us unless the European Commission first finds that the aid is compatible with the common market. Virtually all of the transactions in question are likely to be completed before the European Commission finishes its investigation. For a more detailed description of the European Commission investigation, see “Financial Information—Legal Proceedings—European Commission Review of Financing Package and Other Transactions”.

If all or any part of the financing package or the other transactions is found to contain State aid that is incompatible with the common market, the European Commission could require the French State to demand the reimbursement of some or all of the financing or to comply with specific conditions. Further, it could prohibit us from delivering shares to the French State in reimbursement of the subordinated bonds to be issued to the French State. The European Commission could also condition approval on our selling additional businesses or undertaking further restructuring, or, in the extreme and highly improbable case, even cancel the relevant transaction.

A negative decision of the European Commission could increase our costs or trigger clauses in our financing agreements that would restrict our ability to obtain performance bonds under the Bonding Facility (as defined below) or to draw under our credit facilities, or that would require us to repay amounts outstanding under our financing agreements. This would require us to renegotiate our financing agreements in order to meet our financial obligations, which we might be unable to do on commercially reasonable terms or at all. In addition, a negative decision by the European Commission could significantly affect our share price and the confidence of our customers, which in turn could adversely affect our business.

We expect to issue a significant number of shares in connection with the financing package, which could allow the French State for a certain period to exert a controlling influence at our shareholders’ meetings. If current shareholders do not exercise their warrants or preferential rights, their ownership interests will be significantly diluted

As of 30 September 2003, there were 281,660,523 shares of ALSTOM outstanding. In connection with our new financing package, we plan to issue new shares and debt instruments reimbursable with shares. Up to 1,194,400,000 new shares may be issued, as follows:

•	240,000,000 new shares to be issued in a capital increase to a syndicate of banks;

•	240,000,000 new shares to be issued to the French State as reimbursement for subordinated bonds, subject to approval by the European Commission; and

•	714,400,000 new shares to be issued as reimbursement of bonds mandatorily reimbursable with shares (“ORAs” or obligations remboursables en actions) (assuming a €1 billion offering of ORAs, the maximum which may be approved by our shareholders) at maturity on 31 December 2008 or upon redemption by the holders at any time from late December 2003.

We will distribute free warrants to existing shareholders, allowing them to purchase directly from the banks the shares to be issued in the capital increase reserved to the bank syndicate, and will grant preferential rights to shareholders to subscribe for ORAs. Upon the issuance of new shares, current shareholders will experience substantial dilution, particularly those who do not exercise their free warrants or subscribe to ORAs. Assuming completion of the capital increase and reimbursement of the French State’s subordinated bonds with shares, assuming no ORAs have been reimbursed with shares and assuming that none of the current shareholders exercise their free warrants, current shareholders would own approximately 37% of our share capital, the French State would own approximately 31.5%, and purchasers in the capital increase would own approximately 31.5%. Based on these same assumptions, but assuming that €1 billion of ORAs are reimbursed with shares at maturity in 2008, current shareholders would own approximately 19.1% of our share capital, the French State would own approximately 16.25%, purchasers in the capital increase would own approximately 16.25% and purchasers of the ORAs would own approximately 48.4%. These calculations assume no further issuances of shares, whether upon the exercise of stock options or otherwise. Additional dilution would occur upon such issuances, if any.

Under applicable French law, so long as the French State owns at least 10% of our share capital, it will have the right to propose the appointment of one or several directors to our Board of Directors in compliance with French law. Further, in light of historic patterns of attendance and voting at our general shareholders’ meeting, we expect that the French State’s initial potential holding of 31.5% of our shares would effectively allow it to control decisions of our annual general shareholders’ meeting, including the election of directors, payment of dividends and significant corporate transactions. The French State’s ownership interest could also have the effect of delaying or preventing a change of control of the company. In light of the significant changes to our share capital expected as a result of the implementation of the financing package, it is not possible to predict attendance and voting patterns at future general shareholders’ meetings.

If the offering of shares (through free warrants) and ORAs to the public is not fully subscribed by investors, the members of the syndicates underwriting these offerings could hold a significant amount of such securities. If the subscription rate by outside investors is low, then each of the underwriters with the largest commitments could, assuming full reimbursement of such underwriters’ ORAs with shares, have significant influence at our general shareholders’ meetings. Each of the syndicate members (or one of their affiliates) is a lender under our credit facilities and, as a creditor, could have interests that differ from those of our general shareholders.

The French State has agreed not to sell any shares it may receive upon reimbursement of the subordinated bonds reserved for the French State reimbursable with shares (“TSDDRA” or titres subordonnés à durée determinée remboursables en actions) upon the approval of the reimbursement by the European Commission, or the TSDDRA themselves, until our business is substantially improved. Apart from this, we do not expect there to be significant restrictions on the right of the French State or the banks to sell shares. No prediction can be made as to the level or timing of any such sales of shares by the French State or the banks, or the effect of such sales on the market price of our shares. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the market price of our shares.

Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties, such as banks and insurance companies, to issue bonds as a condition to entering into commercial contracts with our clients or to our receiving advances and progress payments from them. The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed.

Bond providers have reduced or stopped further bond issuances in order to maintain their credit ratings. Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in reduced available capacity and a higher pricing for these instruments. In fiscal year 2003, we faced a significant decrease of the bonding capacity of the market generally.

In such a difficult environment, it has become more difficult for us to obtain bonds in amounts or on terms which had previously been customary. Since the end of fiscal year 2003, we have had difficulty obtaining bonds, as financial institutions have been reluctant to increase their financial exposure to our Group in light of our financial situation. However, as part of our recently negotiated financing package described under “Operating and

Financial Review and Prospects—Recent Developments”, on 29 August 2003 we signed a €3.5 billion Bonding Facility (the “Bonding Facility”), which has again enabled us to obtain bonds in sufficient quantities. This Bonding Facility was negotiated as part of our original financing package announced on 6 August 2003, and was subsequently amended on 1 October 2003.

The banks’ obligations to provide us with new bonds under this agreement will terminate on 28 February 2005 and no bonds issued under this facility may have a maturity date after 28 February 2012. We estimate that this facility will be sufficient to cover our bonding needs through the third quarter of fiscal year 2005, after which we will be required to find other sources of bonds. These other sources of bonds may not be available on commercially reasonable terms, if at all. Our inability to secure alternative sources of bonding could have a material adverse impact on our results of operations and financial condition.

Our existing lines of credit and certain of our other financing agreements contain financial covenants that we may be unable to meet

Our ability to maintain and obtain financing depends largely upon our financial performance. Our Bonding Facility, our new Subordinated Debt Facility and certain of our other financing agreements contain covenants requiring us to maintain compliance with pre-established financial ratios.

In the fourth quarter of fiscal year 2003, we renegotiated our lines of credit in order to amend their financial covenants. We also obtained agreements from our creditors to amend on the same basis the financial covenants contained in certain other financing agreements. Our financial covenants as then amended are described in Note 22 to the Consolidated Financial Statements. As of 31 March 2003, we were in compliance with all these amended financial covenants and had obtained waivers from our creditors with respect to those financial covenants which have not been amended.

We recently have failed to comply with the financial covenants described in Note 22 of the Consolidated Financial Statements, but each of the lenders under our new Subordinated Debt Facility has provided an undertaking not to take any action or accelerate any amount owing as a result of our inability to comply with our other financing agreements to which it is a party. However, any actual or potential default or event of default shall cease to be covered by this provision if any entitled person declares due and payable or puts on demand any indebtedness of ALSTOM or any member of the Group, or cancels or suspends any commitment under any agreement to which ALSTOM or any member of the Group is a party.

On 30 September 2003, we entered into a Subordinated Debt Facility with a syndicate of banks and the Caisse Française de Développement Industriel (a French State-controlled entity) which provides for a new set of financial covenants (described below). These covenants will also apply to our new Bonding Facility. This new set of covenants will take effect from December 2003 in relation to total debt, from 31 March 2004 in relation to consolidated net worth and minimum EBITDA, and from March 2005 in relation to interest cover and total net debt leverage. We intend to amend our €976,300,000 Multicurrency Revolving Credit Agreement to incorporate these covenants in due course.

Our new financial covenants require that we maintain: (i) a required ratio of EBITDA to “consolidated net financial expense”, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements; (ii) a minimum amount of “consolidated net worth” to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements (although this covenant will not apply if and for so long as our long term unsecured, unsubordinated debt has been assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s); (iii) a maximum amount of “total debt”, to be tested at the end of each quarter until maturity by reference to the audited consolidated accounts and interim six month consolidated financial statements (although this covenant will not apply if and for so long as our long term unsecured, unsubordinated debt has been assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s); (iv) a required ratio of “total net debt” to “EBITDA”, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements; and (v) a minimum EBITDA, to be tested by reference to the audited consolidated accounts and interim six month consolidated financial statements, for the periods ending 31 March 2004 and 30 September 2004, respectively. For more information regarding these financial covenants, see “Additional Information—Material Contracts— Subordinated Debt Facility Agreement”.

Our ability to maintain these financial covenants depends in part on our ability to implement our new financing package, restore our levels of activity and margins, reduce our indebtedness and maintain our net worth, each of which could be adversely affected by events beyond our control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable. Although we would attempt to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings under one agreement, may result in all or a significant part of our other debt becoming immediately repayable. Such an event may also prevent us from drawing upon our credit lines. If the debt under our financial agreements were to be accelerated, we might not have the funds required to immediately repay this debt.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits

We have obligations to our employees and former employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate.

In France, retirement indemnities arise pursuant to labour agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of 31 March 2003, we had projected benefit obligations of €191 million and assets of €37 million with respect to our French retirement indemnities.

In the United States, the United Kingdom and elsewhere, liabilities arise pursuant to labour agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in fiscal year 2003, the market value of the assets in our funded pension plans has declined. During fiscal year 2003, the pension plan assets for certain of these pension plans fell below required levels with respect to their related projected benefit obligation. Applicable laws and regulations allow us to spread costs and contributions to cover the shortfall over the average working life of the relevant employees. With respect to these plans, we had projected benefit obligations of €3,352 million and plan assets of €1,975 million as of 31 March 2003.

As of 31 March 2003, we have recognised €575 million of net liabilities in respect of our pension plans and other post retirement benefit arrangements. The unrecognised liabilities, which amounted to €956 million, will be recognised over the average working lives of the employees involved.

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be unfavourably or favourably impacted from the funding of these obligations.

Further details on the methodology used to assess pension assets and liabilities together with the annual pension costs are included in “Operating and Financial Review and Prospects—Pension accounting“ and Note 21 to the Consolidated Financial Statements.

We will be obliged to adopt new accounting standards for our fiscal year beginning 1 April 2005 that will materially impact our financial statements and our financial reporting

We currently prepare our financial statements in accordance with French GAAP and prepare a reconciliation of stockholders’ equity, net income and certain other disclosures to US GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including us, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after 1 January 2005. Because IFRS emphasises the measure of the fair value of a company’s assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangible assets, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. Because our financial statements prepared in accordance with IFRS would differ, perhaps materially, from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities, such as price-to-earnings ratios and debts-to-equity ratios, could be affected.

Our results, cash flows and the price of our listed securities are exposed to currency exchange rate movements

A significant percentage of our sales and expenditures is realised and incurred in currencies other than the euro. The principal currencies to which we had significant exposure in fiscal year 2003 were US dollars, Pounds sterling, Swiss francs, Mexican peso and Brazilian real. Our policy is to manage transaction exposure as follows:

•	by matching the currencies of our sales with the specific currencies in which we incur related costs; and

•	to the extent that we anticipate having unmatched foreign currency exposure, by hedging exchange rate risks.

We do not specifically hedge our net assets invested in foreign operations. We monitor our market position closely and regularly analyse market valuations. In addition, our central corporate treasury department designs and executes almost all derivatives, except in countries where, due to legal restrictions, forward currency exchange contracts are dealt with locally by our affiliates with local banks.

For consolidation purposes, the balance sheets of our consolidated foreign subsidiaries are translated into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The balance sheet impact of such translation may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore can significantly affect our financial condition or results of operations.

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, the US dollar, the Pound sterling, Swiss franc, Mexican peso and Brazilian real) may have the effect of distorting competition between us and those competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Detailed information on currency exchange risk is provided in “Operating and Financial Review and Prospects—Impact of Exchange Rate and Interest Rate Fluctuations” and Note 29 to the Consolidated Financial Statements.

Our shares trade in euro on the Premier marché of Euronext Paris, our ADSs trade in US dollars on the NYSE and our UKDSs trade in Pounds sterling on the LSE. We have initiated procedures to delist our UKDRs from the London Stock Exchange. See “The Offer and Listing—Markets”. The value of the shares, ADSs and UKDSs could fluctuate as the euro, US dollar and Pound sterling exchange rates fluctuate. Since any dividends we may declare are denominated in euro, exchange rate fluctuations will affect the US dollar equivalent of dividends received by ADS holders and the Pound sterling equivalent of dividends received by UKDS holders.

We might experience difficulties in implementing the restructuring initiatives of the action plan announced in March 2003, which would inhibit our ability to reduce indebtedness and to strengthen our financial structure

On 12 March 2003, we announced an action plan with a goal, among others, of significantly reducing our indebtedness in the short- and medium-term. For a discussion of this plan and related transactions, see “Operating and Financial Results and Prospects—Main Events of Fiscal Year 2003” and “—Recent Developments”. We intend to accelerate all existing cost-reduction and operational improvement initiatives and have assigned new overhead reduction targets at corporate and Sector level as well as in our international network. We have, in particular, announced some of the corresponding industrial restructuring plans and overhead reduction programmes in the Sectors, functions and countries affected, and would expect to announce further plans in the future. As a result of accelerating our restructuring plans we expect to accrue significantly more related charges in fiscal year 2004 than in fiscal year 2003. Our restructuring initiatives are subject to employee consultation in each Sector, function and country affected.

We can give no assurance that we will be successful in achieving the restructuring targets that we have fixed in our new action plan. Part of our restructuring plans include the closures of facilities and the reduction of workforce in efforts to cut costs and rationalise our operations. Restructurings, closures and layoffs may harm our employee and public relations and have led, and could lead to further work stoppages and/or demonstrations. These events would in turn adversely affect our operations and results. Furthermore, if we experience significant difficulties in implementing our overhead reduction initiatives and our reorganisation plan, our business and operating results could be adversely affected and we might not achieve our annual savings targets according to our planned timetables.

If we are unable to manage our working capital effectively, negotiate appropriate payment terms with our customers and suppliers and receive products from our suppliers on credit, or if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future

The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 40% of our sales. Customer deposits and advances include preliminary cash advances  paid by customers as well as customers’ progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. Our ability to negotiate and collect customer advances is in large part linked to the confidence that our customers place in us. The current market downturns and our recent financial difficulties have materially adversely affected our ability to obtain customer advances, and reestablishing customer confidence will be an essential element of our business plan going forward. For more information regarding customer deposits and advances, see “Operating and Financial Review and Prospects—Financial Statements for the years ending 31 March 2001, 2002, 2003—Balance Sheet—Customer deposits and advances”, and Note 24 to the Consolidated Financial Statements.

Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. In this scenario, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our suppliers. Our ability to obtain favorable payment terms from our suppliers is limited in large part by their views of our financial solidity. Our recent financial difficulties have had a material adverse effect on the payment terms extended to us by our suppliers and on the willingness of suppliers to provide us with products under existing arrangements. Also, a reduction in order intake could cause a reduction in customer deposits and advances.

At 31 March 2003, we had €3,738(1) million of provisions for risks and charges. If the provisioned risks materialise, if the application of these provisions is accelerated or if we are required to increase them due to unforeseen events or contingencies, we could be required to dedicate significant amounts of cash to such risks and charges. Given the financial covenants we are obliged to adhere to and our current financial situation, it is unlikely that we could obtain significant amounts of cash through borrowings in the short term.

All these factors may cause our cash requirements to grow and our net cash position to deteriorate and may require us to find alternative sources of financing. In the short term, it is unlikely that alternative means of financing will be available to us on commercially reasonable terms, if at all. Reference should also be made to “—Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers”.

Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered

We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short timetables. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them. Because we produce some of our products in series, we may need to make such modifications to a large number of products. At the same time, when we sell our products or enter into maintenance contracts, we are increasingly required to accept onerous contractual after-sales warranties and penalties related to performance, availability and delay. Our contracts also occasionally include clauses allowing the customer to terminate the contract or reject the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

The GT24/GT26 problems, described in detail in “Operating and Financial Review and Prospects—Main events of fiscal year 2003”, “ —Power—Update on GT24/GT26 gas turbines issues” and in Note 20 to the Consolidated Financial Statements, the UK Train issues described in detail in “Operating and Financial Review and Prospects—Main Events of Fiscal Year 2003”, “ —Transport—UK Trains” and in Note 20 to the Consolidated Financial Statements are major examples of this risk.

We cannot guarantee that the total costs that we ultimately incur in connection with the GT24/GT26 turbines, the UK Trains and other of our products or maintenance contracts will not exceed the estimates that we have provisioned, nor can we guarantee that the rate of spending will be in line with our current estimates. In addition, where we have instituted mitigation programmes to reduce our expected costs (for example, with respect to our GT24/GT26 gas turbines), we cannot ensure that we will attain the full extent of the cost reductions envisaged by these programmes. The total amount and timing of actual expenditures, including penalties and damages, as well as the actual savings obtained through implementation of mitigation programmes, may vary as a result of a number of factors, including the following:

•	the results of litigation and negotiations with certain clients;

•	cost overruns in the manufacture of modified components;

•	delays and cost overruns in modifying products, delivering modified products or implementing technical modification programmes with respect to the GT24/GT26 gas turbines and improvement programmes with respect to UK Trains;

•	the acceptance by customers of the redesigned and modified GT24/GT26 turbines;

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

•	the extension of recovery periods;

•	the application of penalties by customers;

•	the performance of the modified turbines over time;

•	our ability to develop subsequent modifications that will further improve the performance of the GT24/GT26 turbines;

•	our ability to realise our mitigation objectives; and

•	the availability of sufficient supplies of replacement parts and raw materials.

Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems or delays with the GT24/GT26 turbines, the UK Trains or with our other products. Any such problems or delays could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer defaults or bankruptcy

In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector, and to a lesser extent in Power, Transport and Transmission & Distribution. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This financial assistance exposes us to longer-term risks of customer defaults or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We have not made commitments to provide guarantees of our customers’ indebtedness during fiscal year 2003 and intend not to do so in the future.

At 31 March 2003, our vendor financing exposure amounted to €1,259 million, of which €933 million related to our Marine Sector (€368 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001) and €317 million related to our Transport Sector. We describe our vendor financing exposure in greater detail in “Operating and Financial Review and Prospects—Off balance sheet commitments” and Note 27 to the Consolidated Financial Statements.

We have retained €140 million of provisions at 31 March 2003 to cover risks associated with Marine vendor financing, compared to €144 million at 31 March 2002. There can be no assurance that such provisions will be satisfactory to cover all future exposures relating to Marine vendor financing. Moreover, a further deterioration in the cruise ship holiday market may expose us to an increased risk of customers’ defaults or bankruptcy. These exposures and events could result in losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

We are exposed to credit risk with respect to some of our customers

To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. In these circumstances, we could be unable to recoup the expenses we incur in a project and could be unable to obtain the operating margins we expected upon entering the contract. We currently mitigate this risk by endeavouring to negotiate with our customers in order to have them make more timely progress payments, and through our risk management procedures.

In fiscal year 2003, our ten largest customers accounted for 17.6% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our financial condition or results of operations.

Our financial performance could be adversely impacted by a limited number of high value contracts and significant fixed price contracts

Each year, approximately one-third of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2003, our ten largest projects in terms of order backlog represented approximately 22.6% of our total order backlog. The revenue that we recognise on a major project will vary significantly from period to period in accordance with the progress of that project. As a result of this variability, the profitability of a small number of major contracts may significantly impact our operating income in any given period. In addition, the profitability of any contract and/or our overall sales, operating results and cash flow may be affected by the following:

•	withholding of payments by customers;

•	the refusal of suppliers to provide us with products on credit;

•	delays in awards of major contracts;

•	postponement of previously awarded major contracts;

•	unanticipated technical problems with equipment being supplied or incompatibility of such equipment with existing infrastructure;

•	customers’ difficulties in obtaining adequate financing on reasonable terms;

•	difficulties in obtaining required governmental permits;

•	unanticipated costs due to project modifications;

•	performance defaults by suppliers, subcontractors or consortium partners;

•	customer payment defaults and/or bankruptcy; and

•	changes in laws or taxation.

In addition to the general factors listed above, the profit margins realised on such fixed price contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

We have established stricter risk management procedures for tenders and contracts with a view to improving and better formalising processes within the Sectors. However, we can give no assurance that these and our other initiatives will be sufficient to avoid problems in the future and certain of our projects may be subject to delays and penalties. There can be no assurance that we can profitably complete all of our fixed price contracts.

We operate in competitive markets

We face strong competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers. In response, we have adopted several ongoing programmes to cut costs and improve efficiency and have adopted other strategic initiatives.

Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so.

ALSTOM is currently being investigated by the SEC

The SEC is conducting a formal investigation, and we are conducting our own internal review, into certain matters relating to ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. These actions followed receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at ATI’s New

York facility. Following receipt of these letters, the United States Federal Bureau of Investigation (the “FBI”) also began an informal inquiry, which we believe is currently dormant. We have fully cooperated with the SEC and the FBI in this matter and intend to continue to do so.

The SEC investigation is ongoing and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-funded transportation contracts in the United States, or could otherwise materially negatively impact us and our business. Our management has spent, and may in future be required to spend, considerable time and effort dealing with the internal and external actions relating to ATI.

We have been named as a defendant in various putative class actions in the United States

We and certain of our current and former officers have been named as defendants in a number of putative class action lawsuits in the United States that allege violations of the United States federal securities laws. See “Financial Information—Legal Proceedings—United States Putative Class Action Lawsuits”. The allegations in these putative class actions relate to certain alleged misstatements and omissions in our disclosure and public statements. Our management may in the future be required to spend considerable time and effort dealing with these putative class actions. While we intend to vigorously defend against these actions, any adverse outcome could have a material adverse effect on our business, results of operations and financial condition.

Preferential rights or warrants may not be exercisable by ADS holders and US shareholders

Under French law, shareholders have preferential rights (which may be waived) to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to subscribe for additional shares. In addition, the capital increase contemplated by our new financing plan provides for the free distribution of warrants to our shareholders for the purchase of shares and the offering of bonds mandatorily reimbursable with shares contemplated by our new financing plan provides for the free distribution of rights to our shareholders for the purchase of bonds. US holders of ADSs may not be able to exercise any preferential rights or warrants derived from the shares underlying their ADSs, and US holders of shares may not be able to exercise any preferential rights or warrants derived from such shares, in each case unless a registration statement under the Securities Act is effective for such preferential rights or warrants or an exemption from such registration requirements is available. We do not intend to file any registration statement in connection with these transactions. If an ADS holder cannot exercise its preferential rights or warrants, the depositary of our American depositary receipt facility will, if possible, sell such ADS holder’s preferential rights or warrants and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights or warrants cannot be sold, the depositary may allow such rights or warrants to lapse. In either case the ADS holder’s interest in ALSTOM will be diluted and, if the depositary allows rights or warrants to lapse, the ADS holder will not realise any value from preferential rights or warrants available to shareholders. This would also be the case for a US holder of shares whose rights or warrants cannot be exercised or sold.

We are subject to laws which prohibit certain payments to foreign governmental officials, political parties and others

Some of our subsidiaries operate in countries known to experience corruption, which creates the risk of prohibited payments by our employees or agents. A limited number of our companies, former employees and agents of our group have been or are currently being investigated with respect to alleged illegal payments. See “Financial Information—Legal Proceedings”. Any determination that ALSTOM or its subsidiaries violated such laws could have a material adverse impact on our results of operations or financial condition.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate

These laws and regulations impose increasingly stringent environmental protection standards on us regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we operate, our industrial activities are subject to obtaining permits, licences or/and authorisations, or to prior notification. Most of our facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

We invest significant amounts to ensure that we conduct our activities in order to reduce the risks of impacting the environment and regularly incur capital expenditures in connection with environmental compliance requirements. Although we are involved in the remediation of contamination of certain properties and other sites, we believe that our facilities are in compliance with their operating permits and that our operations are generally in compliance with environmental laws and regulations.

We have put in place a global policy covering the management of environmental, health and safety risks. Detailed information regarding this policy is provided in “Information About ALSTOM—Business Overview—Environment, Health & Safety Management Policy (E.H.S.)”.

The procedures ensuring compliance with environmental, health and safety regulations are decentralised and monitored at each plant level. The costs linked to environmental health and safety issues are budgeted at plant or unit level and included in the profit and loss accounts of our local subsidiaries. We have retained €8.2 million of provisions to cover environmental risks in our consolidated financial statements at 31 March 2003.

The outcome of environmental, health and safety matters cannot be predicted with certainty and there can be no assurance that we will not incur any environmental, health and safety liabilities in the future and we cannot guarantee that the amount that we have budgeted or provided for remediation and capital expenditures for environmental or health and safety related projects will be sufficient to cover the intended loss or expenditure. In addition, the discovery of new facts or conditions or future changes in environmental laws, regulations or case law may result in increased liabilities that could have a material effect on our financial condition or results of operations.

ITEM 4—INFORMATION ABOUT ALSTOM

A.    History and Development of ALSTOM

ALSTOM is a société anonyme à conseil d’administration, a form of limited liability company, incorporated under the laws of France. ALSTOM was incorporated under the name “JOTELEC” on 17 November 1992 for a duration of 99 years (unless it is dissolved earlier or its life is extended) and is governed with respect to corporate matters by the French Code de commerce, or Commercial Code. We changed our name to ALSTOM on 14 May 1998. The registered office is located at 25, avenue Kléber, 75116 Paris, France and the telephone number there is: 33 (0)1 47 55 20 00. ALSTOM is registered under No. 389 058 447 Paris.

The ALSTOM group began in 1989 as GEC ALSTHOM N.V., a 50/50 joint venture company between The General Electric Company (now known as Marconi) of the United Kingdom and Alcatel of France. On 22 June 1998, as part of our initial public offering on the Paris, New York and London stock exchanges, all the activities previously carried out by GEC ALSTHOM were transferred to ALSTOM. For a list of our main acquisitions and joint ventures during the last three fiscal years, see the information set forth under “Operating and Financial Review and Prospects—Change in Business Composition and Presentation of our Accounts, Non-GAAP Measures—Changes in business composition”. For additional information regarding the reorganisation of our business units, including the reorganisation of our Power Sectors, see the information set forth under “Operating and Financial Review and Prospects—Power—New Organisation”.

On 30 April 2003, we announced the closing of the sale of our small gas turbines business and on 1 August 2003 we announced that we had completed the major part of the disposal of the medium-sized gas turbines and industrial steam turbines, in each case to Siemens AG. On 25 September 2003 we signed an agreement to sell our T&D Sector, excluding the Power Conversion business, to Areva. This transaction is expected to close in January 2004.

For more information regarding these disposals and regarding the financing package that we recently negotiated with our key lenders and the French State, see “Operating and Financial Review and Prospects—Recent Developments”.

For information regarding capital expenditures generally for the last three fiscal years, see the information set forth under “Operating and Financial Review and Prospects”. There are no additional principal capital expenditures currently in progress.

There has been no credible indication of any public takeover offer by any third party in respect of our shares or by us in respect of other companies’ shares that has occurred during the last and current fiscal years.

B.    Business Overview

OVERVIEW

We serve the energy market through our activities in the field of power generation and power transmission and distribution, as well as the transport market through our activities in rail transport and marine. We design, supply and service a complete range of technologically advanced products and systems for our customers, and possess a unique expertise in systems integration and through-life maintenance and service.

In fiscal year 2003, we had sales of approximately €21 billion. At 31 March 2003 we employed approximately 110,000 people in over 70 countries.

The nature of our business is such that we are not exposed to seasonal fluctuations in revenue. The products we manufacture and the services we provide are not dependent on any raw materials for which the disruption of supply from any particular source would have a material adverse effect on ALSTOM and its subsidiaries as a whole.

POWER

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	11,502	11,033	8,602
Sales	12,040	12,976	10,901
Operating income	448	572	(690)
Employees	48,219	49,097	46,581

We are one of the world’s leading suppliers to the power generation industry. Our Power Sector represented over 50% of ALSTOM’s sales in fiscal year 2003, and offers a comprehensive range of power generation solutions from turnkey power plants to all types of turbines (gas, steam, hydro), generators, boilers, emissions reduction systems and control systems, as well as a full range of services including plant modernisation, maintenance and long-term operation.

The following chart sets out the breakdown of sales by each of the Power Sector’s Segments for fiscal year 2003:

(1)	On 26 April 2003, we entered into an agreement with Siemens SA to sell our Industrial Turbine business. See “Operating and Financial Review and Prospects – Recent Developments.”

The following table sets out the geographic breakdown of Power Sector sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	30%	25%	31%
North America	35%	36%	28%
Central & South America	4%	7%	9%
Asia/Pacific	22%	23%	18%
Africa/Middle East	9%	9%	14%

Total	100%	100%	100%

Industry Characteristics

The world’s installed power generation capacity, as of 31 March 2003, was estimated at around 3,790 GW. The chart below sets out the breakdown of this installed base by technology in calendar year 2002, based on data from the Utility Data Institute in the US (“UDI”).

Based on internal estimates, we believe the average annual value of the overall world power generation market to have been approximately $135 billion during the last 3-year period ending 31 December 2002. The chart below illustrates how we believe this market value breaks down.

Demand for power generation equipment tends to be driven by a variety of complex and inter-related factors, notably:

Economic growth

Responding to growth in demand for electricity, global demand for power generation equipment has tended to be strongest in those regions where economic growth is high.

Historically, there has been a strong correlation between growth in the installed base of power plants and world-wide GDP growth, although on a short-term basis demand for power generation equipment may fluctuate significantly. We believe that demand for power generation equipment is also driven by changing consumption patterns that favour electricity as a power source.

Following a period of intense growth in investment in power infrastructure in the US from the late 1990s until 2002, referred to as the “gas bubble” since investment was focused mainly in gas turbine combined cycle power plants, fiscal year 2003 saw a sharp drop in the level of new orders. This decline in the US equipment market resulted from increasing power generation capacity due to ongoing power plant construction coupled with an economic slowdown.

In addition, power plant developers cut capital investment to strengthen their balance sheets, following the impact of various events in 2001 including the collapse of Enron (which was the power generation industry’s largest trader), the events of September 11th, and changes in power pricing, which heightened investors and developers’ aversion to risk. We believe that some opportunities for the building of new infrastructure may still exist in the US, due to gridlock in the country’s transmission and distribution infrastructure, while in Europe, the Middle East and Asia demand remains generally stable.

Environmental concerns

Moves to introduce stricter environmental legislation in response to pressure to reduce greenhouse gas emissions drives demand for cleaner power generation technologies. In Eastern Europe, Asia and in the US in particular, environmental concerns have created increased demand for clean-coal technologies, which allow inexpensive, low-grade coal to be used as fuel while minimising pollutant emissions. Higher fossil fuel prices and government subsidies in some countries make renewable energy a potentially viable option for small-scale power generation, notably in wind and in biomass generation. Demand for mini-hydro is also growing.

Replacement and refurbishment of aging plants

We believe that the service market is growing rapidly. In recent years, demand for maintenance and refurbishment has been strengthened by a general trend among power producers to seek to increase efficiency, lower operating costs and extend the life cycles of their existing plants. This increase in demand to upgrade facilities has particularly benefited original equipment manufacturers (OEM), such as ALSTOM, and we believe it will be a significant source of future growth for our power service activities due to our large installed base.

Deregulation and liberalisation

The deregulation and liberalisation of electricity markets have transformed our customer base and also impacted demand, especially in the US, where demand in recent years came principally from merchant developers, which are private power plant operators that sell their electricity independently. However, as a result of high price volatility of fuels and electricity in the US, merchant developers’ assets abruptly lost value in 2002, as power generation over-capacity became apparent, forcing re-deployment of power generation assets to larger energy companies.

Besides driving new investment, liberalisation also caused considerable price pressure on power plant costs over the last decade and increased the demand for more efficient and environmentally-friendly plants with higher operating profitability. Initially, in deregulated markets, the allocation of technical and financial risks changes, with more risks being supported by suppliers such as ALSTOM.

Globalisation

Suppliers with global capabilities, such as ALSTOM, are well placed to serve customers who are themselves becoming more global. This globalisation has also helped suppliers to cope with major shifts in regional demand.

Fuel and generation security

In the past, determination of power plant type was mainly driven by medium and long-term anticipation of future fuel prices. Improved plant economics, technological advances, environmental concerns and reasonable natural gas prices favoured gas powered stations over coal-fired in recent years. However, increasing concerns about the security of energy supplies and lower and more predictable coal prices make the construction of new coal-fired plants a viable option in specific cases.

Competitive Position

The power generation equipment market has been characterised in recent years by industry consolidation among the main suppliers. We are a world leader in many of our power activities such as large steam turbines, boilers and hydro power (based on data released by McCoy in 2003). As at 31 December 2002, ALSTOM had installed major equipment in more than 25% of the world’s power plants according to UDI. We believe this installed base will be key in securing customer service contracts and supporting sales in the future.

In gas and steam turbines, we compete mainly against two other major groups: General Electric and Siemens, and to a lesser extent the Japanese groups Mitsubishi, Hitachi and Toshiba. In utility boilers, our main competitors are Babcock & Wilcox, Babcock Hitachi, Foster Wheeler and IHI. In emissions control systems for the power industry, our main competitors are Babcock Borsig companies (Babcock Fisia, Babcock Power and Austria Energy & Environment), Babcock & Wilcox, Lurgi and its affiliates, Mitsubishi Heavy Industries (MHI) and Hamon. In emissions control for industry we compete with Proceedair, Lurgi, Hamon and FLS Airtech. In the hydro power market our main competitors are Voith-Siemens, VA-Tech and General Electric Hydro.

The success factors in the power generation industry are principally technology, quality, cost, size and international presence. Our competitive strengths include:

•	strong market position and extensive experience in a number of technologies (for example, steam turbines, generators, clean coal combustion and hydro);

•	our size and extensive geographic presence (a global marketing and sales network in more than 70 countries); and
•	our considerable experience with a large installed base of all types of power plants in every major market in the world (including the US).

Activities—Segments

As of 31 March 2003, Power had 50 manufacturing sites and major service centres worldwide, with main locations in Brazil, Canada, China, the Czech Republic, France, Germany, India, UK, Poland, Spain, Switzerland, Sweden and the US.

During fiscal year 2003, our power generation activities were organised into the following six Segments:

•	Gas Turbine;
•	Steam Power Plant;
•	Boilers & Environment;
•	Hydro Power;
•	Customer Service; and
•	Industrial Turbine.

New organisation from 1 April 2003

To implement a more balanced structure and to reduce organisational layers, the Power Sector was split into three Sectors on 1 April 2003: Power Turbo-Systems (the former Gas Turbine and Steam Power Plant Segments); Power Environment (the former Boilers & Environment and Hydro Power Segments); and Power Service (the former Customer Service Segment). The Industrial Turbine Segment remained separate until its disposal.

Gas Turbine

Power’s Gas Turbine Segment supplies the following products and services:

•	Gas turbines ranging from 58 mega-watts (MW) to 268 MW (GT8, GT11, GT13, GT24, GT26);
•	Turnkey power plants (engineering-procurement-construction or EPC) for simple cycle and combined cycle applications (standardised and tailor-made solutions); and
•	Re-powering services.

The Segment’s main markets are Asia, Latin America and Europe. In fiscal year 2003, the Gas Turbine Segment represented 9% of the Power Sector’s orders.

Major turnkey contracts were awarded to the Segment during fiscal year 2003, notably for a 450 MW gas-fired combined cycle power plant in Vietnam (€240 million). Several significant upgrade contracts were also awarded, including for the modernisation of a gas-fired plant in Angola and for the upgrading of a gas turbine block for a combined-cycle plant in Austria. An order was also registered for a 650 MW combined cycle plant in Bahrain shortly after year-end.

Our gas turbine product range includes various products, with output from 58MW for the GT8C2 unit to 268 MW for the GT26, our largest unit. A central focus this year was to continue to address problems with our GT24/GT26 heavy-duty gas turbines, and work continued to re-design certain components and obtain performance improvements. For further information regarding the GT24/GT26 issue, please see “Operating and Financial Review and Prospects—Power—Update on GT24/GT26 gas turbine issues”. Because of technological and developmental problems associated with these machines, we did not benefit greatly from the gas bubble in the US. As a result, we believe we have limited exposure to project cancellations as a result of the end of the gas bubble and the current poor economic conditions in the US. Nevertheless, we are exposed to the soft market conditions experienced since the end of 2001 worldwide.

As part of our strategy for fiscal year 2003, we continued work to strengthen the whole of our heavy-duty gas turbine range, through access to Rolls-Royce aero-engine technology under an agreement signed in February 2002. The agreement provides us with access to Rolls-Royce’s technology base, notably very high temperature technologies, advanced aero and thermo dynamics and very high strength, high temperature materials. The agreement is also expected to accelerate over the medium-term the introduction of new products in this area. In addition to technology access, Rolls-Royce also provides engineers to assist us in the application of technology on specific development projects.

Steam Power Plant

The Steam Power Plant Segment supplies the following products and services:

•	Steam turbines from 100 MW to 1,560 MW;
•	Turnkey fossil-fired power plants and conventional turbine islands for nuclear power plants;
•	Turnkey steam add-ons converting single-cycle gas-fired plants to combined-cycle;
•	Standardised range of turbo-generators (40-1,500 MW) and large air-cooled generators up to 400 MW;
•	Electrical and control systems for all types of power plant; and
•	Retrofit and rehabilitation services.

The Segment’s main markets are the US and Europe. In fiscal year 2003, the Steam Power Plant Segment represented 15% of the Power Sector’s orders.

Until the recent weakening of the market, this Segment benefited from the gas bubble in the US through the supply of steam turbines and generators for gas-fired combined cycle plants.

During the past year, the turnkey market has declined further, and we have launched restructuring plans in order to reduce our power plant engineering and construction capacity substantially and adapt to market conditions.

Major orders won during fiscal year 2003 included a major turnkey order to supply an 800 MW combined cycle power plant to be built at Dunkerque, France; retrofitting of four steam turbines (2x822 MW & 2x944 MW) for a nuclear power plant in the US, and an order for a steam-tail add-on (2x130 MW) for a project in Israel.

Boilers & Environment

The Boilers & Environment Segment supplies the following products and services:

•	advanced sub-critical and advanced high-temperature supercritical boilers up to 1,000 MW;
•	Circulating Fluidised Bed boilers, which allow low grade fuels to be burned whilst minimising emissions;
•	heat recovery steam generators for gas turbines in combined-cycle and industrial applications;
•	mills, firing equipment, air pre-heaters, condensers and heat exchangers;
•	clean coal technologies designed for low-grade/waste coal;
•	energy recovery products for petrochemical processes;
•	emissions control systems, which reduce the adverse environmental impact of a wide range of industrial processes;
•	waste-to-energy systems for municipal and industrial applications; and
•	environmental management and consultancy services.

The Segment’s main markets are North America, China, India and Europe. In fiscal year 2003, the Boilers & Environment Segment represented 20% of the Power Sector’s orders.

The market for boiler plant enhancement continues to develop, while demand for emissions control systems should benefit from increased environmental legislation. The market for coal-fired plants in the US was low in fiscal year 2003. Nonetheless, the Segment was awarded a contract worth more than €160 million by Santee Cooper, South Carolina’s state-owned electric & water utility, to supply a sub-critical pulverised coal-fired utility boiler. For the second consecutive year, ALSTOM coal-fired boilers were ranked amongst the US’s lowest emitters of nitrogen oxide (NOx) emissions in the US by the US Environmental Protection Agency.

The new ALSTOM-supplied 965 MW Niederaussem lignite-fired supercritical power station in Germany—one of the world’s largest, most advanced low-emission plants of its kind—entered commercial operation in September 2002. The Segment notably won orders to carry out dual-fuel boiler conversion in Jordan and for biomass cogeneration plants in Germany and Thailand.

Hydro Power

The Hydro Power Segment supplies the following products and services:

•	Hydraulic turbines and pumps up to 800 MW;
•	Hydro generators up to 800 MW;
•	Generator motors, salient pole generators, gates and valves;
•	Turnkey contracting including control systems covering the complete range of plants from 2 MW to 800 MW;
•	Refurbishment of hydro power plants; and
•	Water pumping stations and hydro-mechanical equipment for water transportation.

The Segment’s main markets are Canada, Brazil and China. In fiscal year 2003, the Hydro Power Segment represented 8% of the Power Sector’s orders.

Market demand for hydro power was stable compared with last year. In small hydro, our Mini-Aqua™ product range, launched last year, is gaining acceptance in the market and demand continues to grow. A major order was won worth approximately €130 million to supply the 4x300 MW hydro power plant to Malaysia. Other significant orders included large new hydro plants in Canada, China, Uganda and India. We also registered major hydro refurbishment orders, notably for the complete refurbishment of a 4x415 MW hydro power plant in Mozambique, and generator rehabilitation of a 6x150 MW hydro power plant in Zambia.

Customer Service

The Customer Service Segment promotes the service activities relating to the Gas Turbine, Steam Power Plant and Boilers & Environment Segments and services to customers in all geographic markets. The Segment supplies the following products and services:

•	portfolio of services from spare parts and field services to full operation and maintenance packages;
•	refurbishment and modernisation of existing plants;
•	technical consultancy services;
•	tailor-made services and “value packages” (integrated solutions designed to achieve improved plant availability and reliability; improved plant efficiency and capacity; lower production costs and enhanced environmental compatability); and
•	new service product development.

The Segment’s main markets are the US, Europe and Asia. In fiscal year 2003, global demand for service continued to be strong. In fiscal year 2003, the Customer Service Segment represented 35% of the Power Sector’s orders.

Major service contracts awarded during the year included a 10-year operation, support and maintenance contract for the Nova Piratininga power plant in Brazil; award of a six-year extension to the existing operations and maintenance contract for a gas-fired combined cycle plant at Sengkang, Indonesia; a 10-year service agreement for a combined cycle plant in Anyang, Korea, and a 12-year operation and support maintenance contract for a 1,000 MW combined cycle plant in Mexico. We also reinforced our local workshop network by upgrading or expanding the capabilities of our facilities in Italy (Milan), Portugal (Porto), Hungary (Budapest), Romania (Bucharest) and in the US (Richmond).

Our Customer Service Internet Portal (www.service.power.alstom.com), set up and running in the US last year, was expanded this year to support service business opportunities. Additional functionalities include the electronic handling of parts and service orders.

We continued to market our ECORAM (ECO—Economic, RAM—Reliability, Availability and Maintainability) software-based consultancy tool used to assess overall power plant efficiency and then to identify measures needed to achieve operators’ goals. ECORAM is able to demonstrate significant plant improvement potential for our customers.

Industrial Turbine

The Industrial Turbine Segment supplies the following products and services:

•	Gas turbines up to 43 MW and steam turbines up to around 100 MW for oil & gas production and distribution, industrial power generation, co-generation, combined cycle, mechanical drive and marine propulsion applications;
•	Power plants (turnkey contracting and service);
•	Retrofit, rehabilitation and gas turbine service (up to 43 MW turbines); and
•	Pre-insulated pipe systems and networks (district heating and cooling, oil and gas).

The Segment’s main markets are Europe, the Middle East and North America. In fiscal year 2003, this Segment continued to perform well in the oil & gas market, selling more than 50 small gas turbines during the year. The first 8 MW Tempest turbine for Germany was sold, bringing the total number of these machines delivered to 50.

A new industrial gas turbine, the 29 MW GT10C, was commercially launched in June 2002, and the first order was received in November for a project in Egypt. This machine is considered the best in its class in terms of NOx emissions (15 ppm on gas).

Sale of Industrial Turbines (excluding pre-insulated pipe systems and networks)

We announced on 28 April 2003 that we had signed binding agreements to sell our small gas turbines business and our medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. On 30 April 2003 we announced the closing of the sale of the small gas turbines business and on 1 August 2003 we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines. Certain minor sites of our Industrial Turbines business have yet to be transferred to Siemens pending completion of legal procedures relating to anti-competition laws in certain jurisdictions.

For more details, see “Operating and Financial Review and Prospects—Recent Developments—Disposal of our Industrial Turbine businesses”.

Strategy

In the context of the decline in the global power market, we plan to accelerate our industrial restructuring and overhead reduction initiatives in order to adapt our capacity to market conditions and to increase our profitability. In all Sectors, we will continue to focus on measures to improve operational efficiency, enhance cash management and drive quality and process improvements. Implementation of our cross-Sector Quality Focus 6 Sigma programme continues, with the aim of enhancing the quality of our products and services to customers.

New Power Turbo-Systems Sector

We aim to consolidate our leading position in steam turbines, generators and power plant engineering and construction and enhance our strong position in mid-range gas turbines. We plan to optimise our industrial base to adapt to difficult market conditions by substantially reducing our power plant engineering and construction capacity and the number of execution centres. This should allow us to be more selective in the projects we follow and to improve our execution competencies and thereby reduce our risk profile.

Completion of the GT24/GT26 heavy-duty gas turbine recovery programme, including commercial resolution, will be a top priority.

New Power Environment Sector

Power Environment will focus on the growing segments within its markets. These include emissions control equipment in the power generation, petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants; hydro power plant refurbishment; small-scale hydro plants; and large-scale irrigation projects. We aim to strengthen our position in Asian markets, where demand for new coal-fired plants is expected to grow.

New Power Service Sector

With a full service offering and extensive global and regional market coverage, we are in a strong position to grow our Power Service business in the future; our large installed base of equipment and the potential in service and retrofit of equipment supplied by other equipment manufacturers offer attractive opportunities. With the aim of further developing recurring service revenues, we will continue to focus efforts on securing long-term operations and maintenance contracts.

Research & Development

R&D continues to be a strategic priority in our power generation activities. Our R&D programmes focus particularly on gas turbines and more generally on anticipating customer requirements for low life-cycle cost, environmentally-friendly solutions and shorter delivery times. Our emphasis for new product and technology developments continues to be price competitiveness (notably through design standardisation), enhanced product efficiency and performance, and reduced adverse environmental consequences.

In fiscal year 2003, work continued on developing common control systems and on development and enhancement initiatives in the field of gas turbines. More particularly, R&D in the Power Sector focused on the following:

•	continued operating improvement relating to the GT24/GT26 gas turbines;

•	the use of Rolls-Royce’s aero-engine technology in the development of our heavy-duty gas turbine product range through access to enhanced technology solutions – very high temperature technologies; advanced aerodynamics and high strength/high temperature materials; and

•	further improvements in the environmental performance and efficiency of our products, such as development of new clean coal combustion processes. We are working on advanced power plant concepts with the goal of making future coal plants up to 50% efficient by optimising steam cycles, plant performance, boiler design and operating costs.

For customer service, our R&D focus has been on developing differentiating products and services in anticipation of, or in response to, customers’ key drivers, including improvement packages, advanced repair solutions, upgrade packages, component life-time optimisation, retrofit products, on-site repair capabilities and monitoring and diagnostics.

In addition, we continue to work on new technologies in cooperation with a number of universities. These technologies are concentrated on four main areas:

•	high efficiency cycles;

•	advanced electrical insulation materials;

•	instrumentation and control; and

•	mitigation of emissions, including CO2.

Significant Orders

In fiscal year 2003, Power booked the following significant orders:

Gas Turbine Segment

•	Contract for a combined-cycle power plant for EVN in Vietnam, including 2 x GT13E2 gas turbines (450 MW);

•	the Hormozgan contract in Iran for MAPNA including 6 x GT13E2 gas turbines (990 MW); and

•	2 x GT13 E2 gas turbines (330 MW) for Naoc JV in Nigeria.

Steam Power Plant Segment

•	Turnkey contract for Gaz de France to supply an 800 MW combined-cycle power plant to be built at Dunkerque, France, which includes the delivery of 2 x GT13E2 together with an operation and maintenance contract;

•	steam turbine retrofit order for Dominion Virginia Power in the US consisting of 4 steam turbines (2 x 822 MW & 2 x 944 MW) for a nuclear power plant; and

•	the Eshkol add-on contract (2 x 130 MW) for Israel Electric Corporation.

Boilers & Environment Segment

•	Contract in the US for a 1 x 642 MW sub-critical coal-fired boiler for the South Carolina Public Service Authority.

Customer Service Segment

•	The Monterey III operating & maintenance contract for Iberdrola in Mexico;

•	the Piratininga operating & maintenance contract for Petrobras in Brazil; and

•	a power plant refurbishment contract for CS Energy in Australia.

Industrial Turbine Segment

•	The Iran phase 2 and 3 16-50 contract in Iran for National Iranian Gas Group for 35 x GT10 gas turbines (25 MW).

Hydro Power Segment

•	Sarawak Hydro – a new turnkey hydro plant in Malaysia.

TRANSMISSION & DISTRIBUTION (T&D)

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	3,619	3,877	3,732
Sales	3,409	3,814	3,605
Operating income	275	226	227
Employees	31,404	32,520	28,182

Our Transmission & Distribution (T&D) Sector provides products, systems and services for the medium- and high-voltage markets. Its products are used to transmit and distribute electricity from the generator to the large end-user, to ensure the reliability, quality and safety of energy flows and to operate efficient networks through information management.

The following table sets out the geographic breakdown of T&D’s sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	48%	43%	45%
North America	17%	17%	15%
Central and South America	7%	8%	8%
Asia/Pacific	17%	19%	19%
Africa/Middle East	11%	13%	13%

Total	100%	100%	100%

Industry Characteristics

Demand in the transmission and distribution industry is driven by numerous factors, namely:

Economic growth

Demand is linked to increases in gross domestic product and related investment in the power generation industry.

Deregulation

The process of deregulation is now well advanced. Ten years ago, only three countries were deregulated. Today, more than 60% of global energy is produced in a deregulated environment. Traditional integrated and regulated utilities have been replaced by independent, specialised and privatised companies in these countries. The new population of global customers own and operate electrical networks in more than one geographical zone. The process of deregulation and privatisation has enforced optimisation of operational costs and has led to the creation of regional electricity markets. The necessity to interconnect local transmission and distribution networks creates new markets and increases demands.

Environmental concerns

Concerns over the visual impact of new transmission lines require new technologies to permit greater energy flows through existing infrastructure, thus avoiding the construction of new lines. Likewise, certain insulating materials traditionally used in the industry are no longer considered appropriate, leading to a need to replace installed equipment.

These new concerns are enhancing demand for systems and service offerings, areas where T&D is developing new technologies in technical consulting, network planning and energy management.

As a result of these industry characteristics, customers have become more cost conscious, while competitive pressures increase. There are, however, new market opportunities, such as:

•	Modernisation and upgrading of existing networks. Power grids in many parts of the world will need to upgrade significantly as post-privatisation conditions generate a demand for improved power quality and efficiency. We expect that demand for higher value-added products and services such as network automation and power quality solutions will increase as deregulation progresses;

•	Increased access to service segment. As new customers attempt to optimise their return on investment, they increasingly outsource activities such as engineering, maintenance and project management to transmission and distribution specialists. In addition, these customers increasingly require value-added services such as technical consulting, network design and planning; and

•	Development of energy trading. The unbundling of electricity generation requires metering equipment and energy management software systems to monitor and manage flows, exchange and clear transactions.

Based on internal estimates, we believe the overall T&D market (including traditional sectors as well as energy management systems, distributed generation, protection and control systems, network planning and field services) had sales of approximately €35 billion world-wide in calendar year 2002. We also believe that the overall transmission and distribution market (including Businesses such as Energy Automation and Information and Service) will grow steadily. We anticipate the growth rates will vary between the markets in which our Businesses operate, as higher rates of growth are expected in the energy management markets and service and protection and control. We anticipate lower growth rates in the high-voltage switchgear, medium-voltage switchgear and power transformers markets. We also estimate uneven growth rates in different geographic markets, with growth in the Americas and the Asia/Pacific region probably stronger than in the more mature European market. We currently estimate that the African and Middle-Eastern markets will match average world-wide growth rates.

Competitive Position

T&D ranks among the top suppliers world-wide in the field of power transmission and distribution, with leading positions in the field of high-voltage, or HV, switchgear, protection and control and energy management systems. Our main competitors currently include ABB, Siemens, Schneider, VA Tech and a number of Japanese groups (Hitachi, Mitsubishi and Toshiba).

T&D’s competitive strengths include:

•	strong market positions and the offering of integrated solutions based on the Sector’s product lines;

•	worldwide coverage, whether customers act locally or transnationally; and

•	expertise in all T&D market segments.

Barriers to market entry remain high in the T&D Sector. These barriers include the necessity for products to be qualified by the user, the need to demonstrate operational experience, and the conservative attitude of power operators towards innovation. The final barrier is due mainly to the strategic nature of the reliability of power transmission for national economies and concerns for safety. As a result, the T&D market is concentrated, with the largest five players currently accounting for approximately 50% of sales. The market has also experienced increasing consolidation in recent years.

Activities – Businesses

The T&D Sector is organised around 14 regions of the International Sales and Country Organisation, and 86 industrial sites world-wide managed under the eight Businesses described below.

The Sector comprises three Product Businesses, four Systems Businesses and a Service Business:

•	Product Businesses
•	High-Voltage Switchgear;
•	Medium-Voltage Switchgear; and
•	Power Transformer.

•	Systems Businesses
•	Transmission Projects;
•	Distribution Systems;
•	Energy Automation and Information; and
•	Power Conversion.

•	Service Business
•	Service.

High-Voltage Switchgear

High-voltage switchgear equipment regulates electricity flows within a transmission grid and is used in the transmission of power from power plants to the distribution network before the voltage is stepped down for distribution to end users. The High-Voltage Switchgear Business offers a complete range of:

•	air insulated switchgear;
•	gas insulated switchgear; and
•	instrument transformers.

In High-Voltage, a new joint-venture was entered into in November 2002 with Suzhou Chang Yuang Group, in which ALSTOM holds an 80% share, to produce live tanks from 36 kV to 550 kV. China is the largest high voltage equipment market in the world, and the joint venture should give T&D greater access to this market. The Business also gained a foothold in Japan during fiscal year 2003, with the opening of a new unit at Kobe, which should increase sales of high voltage equipment in the country.

Medium-Voltage Switchgear

This Business focuses essentially on medium-voltage switchgear and distribution transformers. Medium-voltage switchgear regulates the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user. Distribution transformers are used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user. Medium-Voltage Switchgear provides low- and medium-voltage products, pre-engineered and industrialised solutions featuring:

•	medium-voltage, or MV, switchgear and components for indoor and outdoor applications;
•	low voltage, or LV, switchboards;
•	distribution transformers (cast-resin and oil-immersed type);
•	instruments transformers and capacitors;
•	prefabricated substations; and
•	MV solutions for underground or overhead line distribution networks with distribution automation systems.

In fiscal year 2003, Medium-Voltage Switchgear extended its PIX product range with the launch of medium-voltage switchgear up to 24 kV that can be used for a wide range of applications in any country in the world. The new and completed air-insulated switchgear range can now be used for configurations between 3 kV and 25 kV and incorporates the latest internal arc containment technology.

Power Transformer

Power transformers are used to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network and subsequently to step down voltages to the levels of end-users.

Power Transformer provides a technology covering the complete range of power transformers, including all types up to 800kV, including High-Voltage Direct Current (HVDC), transformers and special transformers such as phase-shifters, reactors and traction transformers.

In fiscal year 2003, Power Transformer expanded its presence in China, with the inauguration of a new transformer plant in Shanghai, the Shanghai Transformer Co. Ltd. This is the only facility in China able to produce special transformers, and the objective is that this facility will become an advanced manufacturing centre for the Asia-Pacific region.

Transmission Projects

Transmission Projects’ range of products, systems and services concentrates on turnkey solutions and packages for high-voltage substations, conversion substations and transmission lines, featuring:

•	design and construction of turnkey high-voltage alternating current, or AC, substations;
•	provision of high-voltage direct current, or DC, links; and
•	transmission lines.

In fiscal year 2003, the Transmission Projects Business notably won a turnkey contract to supply the Mexican state electricity utility, Comision Federal de Electricidad, with six new substations and the extension of twelve others, as part of a programme to upgrade the Mexican power supply grid.

A major contract was signed with Transelec, the main Chilean high-voltage transmission operator to supply substations and series capacitor systems.

The Transmission Projects Business was also awarded a contract to increase the capacity of the Konti-Skan high-voltage direct current (HVDC) undersea transmission system between Sweden and Denmark. The existing 275 MW link, which allows the two countries to exchange power, is nearing the end of its design lifetime and ALSTOM will replace the 1960s mercury arc scheme with the latest thyristor-based technology, increasing the power to 380 MW.

Distribution Systems

The Distribution Systems Business was created in fiscal year 2001. This Business provides an organisation for delivering extended value solutions to industrial and commercial customers. Distribution Systems Business offers systems and solutions in the electricity distribution and distributed energy markets featuring:

•	distribution substations;
•	power system projects and grid connections; and
•	distributed power generation.

In fiscal year 2003, a significant contract was awarded to upgrade the electricity distribution network and provide all necessary hardware, software and telecoms equipment for BCC Sonelgaz in Algeria.

Energy Automation and Information

T&D’s new Energy Automation & Information Business was created in April 2002 by merging its former “Protection & Control” and “Energy Management and Markets” Businesses, in response to demand for fully integrated energy management networks. The Energy Automation and Information Business is built around three main activities: automation and information systems, automation products and application and support services.

The Energy Automation and Information Business supplies equipment and information technology systems, including computerised power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network. In particular,

Energy Automation and Information provides information system solutions for deregulated energy industry applications, SCADA systems (large information technology control systems) and telecommunications equipment for power lines featuring:

•	HV networks management software;
•	low/medium-voltage networks management software;
•	software applications for deregulated electricity industries (trading and settlement);
•	power line carriers;
•	teleprotections;
•	system architecture consulting; and
•	application services provider.

Energy Automation and Information also provides equipment for power networks and substation protection, control and monitoring featuring:

•	protection equipment for HV and MV electrical power networks;
•	control products for electrical substations;
•	metering products and power quality meters for electrical power networks;
•	substation control and monitoring systems for electrical substations; and
•	control systems for secondary distribution networks.

During fiscal year 2003, T&D acquired the Energy Information Systems activity of ABB Ltd at Farnham in the UK. This acquisition should enhance the Business’ product range, in particular for retail energy and wholesale markets, and should also strengthen key application software and industry expertise in electricity and gas markets. In energy management, the Power Grid Corporation of India awarded the Business a turnkey contract to establish communication links between 11 new control centres and 200 remote terminal units in the eastern region of India, and an order was registered for protection and control products for the National Grid Group in the United Kingdom.

Power Conversion

Power Conversion’s expertise is the conversion of electrical energy into productive plant and machine performance. This includes electrical engineering, system integration and services for industrial processes and the manufacturing of electrical equipment such as motors, generators, propulsion systems and drives.

During fiscal year 2003, the Business won an order for an electrical propulsion and control system for the NASSCO for the US Navy.

Power Conversion will not be sold as part of the sale of our T&D Sector described in “Operating and Financial Results and Prospects—Recent Developments”.

Service

Service provides a global approach to service, built on network consulting, product service and field service, featuring:

•	consulting and expertise;

•	erection and commissioning;

•	maintenance, including spare parts;

•	repair and emergency support;

•	renovation, rehabilitation, modernisation;

•	operation, asset management; and

•	training.

In view of the growing “outsourcing market”, developing as a result of the deregulation of markets worldwide, Service (created in April 2001), consolidates all existing T&D service resources worldwide from erection, commissioning and maintenance, to modernisation, rehabilitation, renovation, asset management and consulting. Service is focused on developing a fully-fledged service approach to the market, with a country-based organisation providing us with a presence in numerous locations world-wide.

Strategy

In line with its market positioning as a leading solutions provider, T&D Sector continues to implement a three-fold strategy, as follows:

•	strengthen core activities in order to sustain competitive advantage on conventional T&D products. This consists mainly of improving the profitability of conventional products, through product, cost and manufacturing base rationalisation. In addition, T&D is building foundations to grow in new market segments, and filling minor gaps in its product portfolio;

•	pursue growth opportunities in the new, extended T&D market scope by developing value-added services and systems activities. This includes growing our information technology, developing network consultancy and building a field service activity; and

•	expand geographically and re-deploy the sales force to adapt coverage to market potential and to leverage the Sector’s strengths on a world-wide basis. This requires re-balancing T&D’s presence to growing markets, including the US and China in particular.

The process to dispose of the T&D Sector (other than Power Conversion) was launched on 12 March 2003. On 28 July 2003 our Board of Directors was advised of indicative offers received to that date, in particular one received from Areva SA on 1 July 2003. On that date, we announced that the Board of Directors agreed that we should actively pursue negotiations for the disposal of the T&D Sector with Areva on the basis of the offer received. On 25 September we signed an agreement to sell our T&D Sector to Areva. This transaction is expected to close in January 2004. For more information regarding this disposal, see “Operating and Financial Review and Prospects — Recent Developments”.

Research & Development

R&D efforts in the T&D Sector concentrated on the following main challenges:

•	the reduction of the manufacturing and operating costs of our traditional products to keep them competitive;

•	the deregulation of energy markets; and

•	the development of environmentally-friendly solutions.

Significant Orders

•	Refurbishment of substations, and implementation of a telecoms network for BCC Sonelgaz in Algeria;

•	substations (extension 200 kV and 500 kV + Turnkey 500 kV) for Transelec in Chile;

•	18 distribution sub-stations for CFE, Mexico’s state electricity utility;

•	supply of protection and control products for the National Grid Group in the United Kingdom;

•	electrical propulsion and control system for the NASSCO for the US Navy;

•	4 substations for ONE, Morocco’s State-owned utility, in Morocco;

•	project to increase capacity of the Konti-Skan high-voltage direct current (HVDC) undersea transmission system between Sweden and Denmark; and

•	communication links between 11 new control centres and 200 remote terminal units in eastern region of India.

TRANSPORT

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	5,558	6,154	6,412
Sales	4,400	4,413	5,072
Operating income(1)	266	101	(118)
Employees	29,804	29,119	28,588

(1)	31 March 2003 adjusted figure the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Transport designs, manufactures and supplies a broad range of products, systems and services to rail customers world-wide. This range includes fully integrated transport systems, rolling stock of all types, signaling and infrastructure as well as customer services in the fields of maintenance, renovation, customer training and technical consultancy.

The following table sets out the geographic breakdown of Transport’s sales for the periods indicated:

	Year ended 31 March
	2001	2002	2003
Europe	68%	64%	66%
North America	18%	14%	11%
South & Central America	3%	4%	5%
Asia/Pacific	9%	16%	15%
Africa/Middle East	2%	2%	3%

Total	100%	100%	100%

Industry Characteristics

We estimate that the overall size of the existing market for rolling stock, signaling and service was approximately €28 billion in fiscal year 2003. Additionally, the non-outsourced portion of the maintenance and renovation market had an estimated value of €15 billion, which presents further potential for future growth.

We expect growth, which has been at a sustained level in the Transport market, to continue as a result of fundamental changes in the rail industry in recent years in terms of customer base, customer behaviour and product and/or service requirements. The main trends currently affecting the industry include:

Urbanisation

Urbanisation in many parts of the developed and developing regions of the world is affecting the structure of the rail supply industry. Within the rolling stock market, for example, demand for mass transit systems and local integrated solutions is increasing, as local operators seek solutions to ease automobile traffic congestion and address environmental concerns in urban and suburban areas.

Urbanisation also leads to demand for high-speed trains to link major urban centres and this market is currently experiencing a turn-around following a period of decline in the 1990s. Previously focused in Western Europe, the high-speed rail market today increasingly depends upon the progress of large projects outside Europe – in Korea, China and Taiwan, for example:

Government support and local manufacturing presence

Railway operators have been characterised by their need for local, state/regional and central government funding in order to maintain their financial equilibrium. As a result, rolling stock orders can depend on the level of government support to railways, and order selection may favour suppliers with local manufacturing bases, thus creating and/or sustaining local employment.

Replacement needs

The main European networks that had delayed major procurement of rail equipment during the industry slow-down in the mid-1990s are now replacing old equipment and expanding their networks. In some cases, needs are driven by pressure on operators to improve their level of service and in others by safety concerns.

Growing emphasis on security, reliability and efficiency

Traditional and new operators around the world are showing growing interest in the proven benefits of new train control and train management systems, including increased safety, higher rail traffic density, lower maintenance costs and greater international harmonisation. As a result, the signaling market still continues to benefit from annual volume growth above the railway supply industry average.

Environmental concerns

Local policies in many countries and policies of many major development agencies favour more environmentally-friendly means of transport, such as rail and metro services to reduce traffic congestion, pollution and noise levels.

Deregulation

In many countries, deregulation of the industry and privatisation of rail have changed expectations and introduced new customers faced with the competitive pressures of private industry. These new rail enterprises include private operators, leasing companies and private sector infrastructure owners. While presenting major opportunities for development for suppliers such as ALSTOM, the changing nature of the customer base can also generate new performance expectations from the contractual relationship. However, customers in deregulated markets tend to concentrate on their core businesses and increasingly outsource maintenance and service.

Internationalisation

Internationalisation has occurred alongside deregulation and privatisation and the opening of national markets to international competition. It has led suppliers to seek growth opportunities in new geographic zones beyond their traditional domestic markets and to establish a local commercial and/or industrial presence. The globalisation of suppliers has increased pricing pressure, offset to a degree by the concentration of suppliers that has occurred.

Competitive Position

Transport has successfully established an international presence through a strategy of organic growth in new geographic markets, complemented by selected acquisitions and alliances, in order to diversify market cycle risks.

Transport’s main customers reflect its worldwide presence and include private and public operators, such as French railways, SNCF, Virgin (UK), SNCB (Belgium), FS/Trenitalia (Italy), Deutsche Bahn (Germany), Amtrak (US), KHRC (South Korea), CTA-Chicago and NYCT (US), SJ and SL (Sweden), Santiago Metro (Chile), Shanghai municipality (China) SBB (Switzerland) and NS (The Netherlands).

Based on orders, we are one of the world’s three leading providers in the railway supply industry. In particular, Transport has strong positions in high-speed trains, electrical and diesel multiple units, metros, traction systems, customer service and signaling. Our leading positions in all our product segments were confirmed by major contracts awarded this year.

Our principal competitors in the field of rail transport are Bombardier and Siemens, both of which also offer a full range of products and services.

The key competitive factors for Transport are:

•	product scope;

•	technological compliance;

•	performance achievement;

•	customer service and assistance;

•	life cycle cost competitiveness; and

•	world-wide presence.

Product scope, size and international presence are necessary for a supplier to participate in major project-based undertakings, to sustain a steady revenue stream that counterbalances the effects of investment cycles in individual economies, and to adequately cover the necessary sales, marketing and research and development costs. As a result of deregulation and privatisation, a supplier may also develop a competitive advantage through its ability to provide bundled offerings (e.g. the supply of trains, plus a signaling system, plus associated services, all as one package), after-sales service support and increased added value to customers in the form of product and component standardisation. However, products and services in our industry are still highly customised, as national or private rail operators continue to have specific requirements and infrastructure constraints.

Activities – Segments

Transport has an international organisation, with 32 production and service sites around the world and a dedicated sales force on all five continents. Transport’s principal production sites are in Belgium, Brazil, Canada, China, France, Germany, Italy, The Netherlands, Poland, Spain, the UK and the US.

During fiscal year 2003, Transport was organised into the following six Segments, organised by global offering or product line:

•	Transit;

•	Intercity;

•	Americas;

•	Transport Information Solutions;

•	Service; and

•	Systems.

Rolling Stock Segments

The Transit, Intercity and Americas Segments focus on rolling stock.

Transit Segment

The Transit Segment offers:

•	mass transit (tramways, metros, light rail vehicles, electrical and diesel multiple units);

•	conventional passenger trains for regional networks, such as double deckers;

•	freight cars;

•	bogies (wheel and suspension assemblies for railcars); and

•	components.

This Segment addresses urban, suburban and regional passenger transportation needs world-wide (except for North and South America, which are served by our Americas Segment) offering a standardised product line including:

•	CITADIS™ for tramways and light rail vehicles;

•	METROPOLIS™ for mass urban transport;

•	X’TRAPOLIS™ for suburban trains; and

•	CORADIA™ for regional trains.

This Segment continues to see strong demand, particularly in Europe. In fiscal year 2003, the Transit Segment’s significant orders included 86 new double-deck regional cars for French National Railways, SNCF, 20 CORADIA commuter trains in Helsinki, Finland; 50 regional trains for Trenitalia, Italy and a fleet of 55 regional trains in the greater Stockholm area in Sweden. Transit was also awarded its fourth rolling stock contract in China in recent years, to supply a fleet of 120 metro cars for the city of Nanjing.

Intercity Segment

The Intercity Segment addresses main line passenger transportation needs, as well as freight transport world-wide. It includes:

•	very high-speed and high-speed trains;

•	tilting trains; and

•	diesel and electrical locomotives.

Focused on main line transportation, Intercity’s standard product line covers:

•	TGV™* for very high-speed networks;

•	PENDOLINO™ for high-speed trains;

•	PRIMA™ for locomotives; and

•	TILTRONIX™ for tilting bogies.

This Segment continues to see reasonably good demand, notably in Europe. Orders received during the year included 8 new PENDOLINO tilting trains in Finland, TGV very high speed trains for the South Germany (POS) line in France, and locomotives in the Middle East.

Intercity encountered significant difficulties with regional trains contracts as well as with the West Coast Main Line contract in the UK. For a further discussion of these issues, see “Operating and Financial Review and Prospects—Transport—UK Trains”; see also “Key Information—Risk Factors—Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered”.

* TGV is a trademark of SNCF.

Americas Segment

The Americas Segment was created in 2001 to provide a full range of products and renovation services to address specifically the North and South American market, where product requirements are substantially different from those in Europe. The main challenge for this Segment currently is to adapt proven ALSTOM products to meet current and future local needs in terms of performance, reliability, and regulatory requirements in North and South America. The impact of these challenges on our recent financial results is discussed further in “Operating and Financial Review and Prospects—Results of fiscal year 2004 to date—Operating Income.”

In fiscal year 2003, the Segment’s significant orders included 660 new metro cars for Metropolitan Transport Authority—New York City Transit (MTA—NYCT); the design and manufacture of 62 new heavy rail subway cars for Washington; 135 new passenger coaches for the expanding New Jersey transit fleet and 60 metro cars for Santiago in Chile.

Transport Information Solutions

The Transport Information Solutions Segment provides a wide range of products and solutions including:

•	train control and supervision systems;
•	hardware and software for train control information systems;
•	control centres; and
•	signaling products, including point machines, level crossings, signal lights and interlocking.

The Segment offers innovative solutions for complete train control and train management systems. It also covers full signaling and train control maintenance and on-site assistance.

This Segment is focused mainly on Europe, as a result of the deregulation and investment requirements in this market. In fiscal year 2003, the Segment continued to lead the implementation of new standards for the interoperability of European networks, European Rail Traffic Management Systems (ERTMS). This will allow operators to establish compatibility between the control and signaling systems of the different European networks. This year the Segment was awarded ERTMS contracts for high-speed lines in Italy, Spain and Switzerland. Singapore, the heaviest driverless metro system in the world, supplied by Transport Information Solutions, entered service during the year.

Service

The Service Segment offers public and private rail transport operators a broad range of services for train life management. It covers:

•	maintenance;
•	renovation;
•	technical support and assistance;
•	replacement parts;
•	supply chain management; and
•	infrastructure and rolling stock management.

The Service Segment’s activities are mostly in Europe and North America, and in fiscal year 2003 the Segment had particular success in Spain and the US. Service operates in a growing market as operators tend to increasingly outsource maintenance and renovation of their existing fleet and infrastructure. The Service Segment operates through a network of 17 countries world-wide supported by global centres of excellence, and is currently maintaining and renovating fleets of trains on all continents, notably in Australia, Brazil, Egypt, Hong Kong, Mexico, Spain and the US.

In fiscal year 2003, the Service Segment was awarded several maintenance contracts in Australia and New Zealand; a 25-year maintenance contract for two new tramway lines in Barcelona, Spain; and a 14-year maintenance contract by the Spanish rail operator, RENFE, to maintain 18 very high speed AVE trains, 6 Euromed trains, and 21 locomotives. Service also achieved a major breakthrough contract for maintenance of BNSF locomotives for 12 years in the US. During the fiscal year, the Segment continued to develop new technologies (e-maintenance, e-documentation) to improve vehicle life cycle cost and to meet operational performance levels required by customers.

Systems

The Systems Segment offers:

•	complete rail transport systems (including infrastructure, signaling and rolling stock) from construction to operation;
•	infrastructure, such as track installation, overhead power lines, power supplies, workshops, station equipment and other railway infrastructure products;
•	infrastructure and complete system maintenance; and
•	concession development (including Build-Operate-Transfer projects).

This Segment acts as project manager and coordinator in conjunction with other Transport Segments, allowing us to offer our customers complete multi-disciplinary integrated solutions. The Segment is currently undertaking major contracts in Asia, Latin America and Europe. In fiscal year 2003, Systems won orders notably for the supply and construction of a suburban line between Athens and the new Spata airport; for track and catenary on 40km of the Channel Tunnel Rail link between the UK and France, and for management and supply of equipment for a new airport railway link between Incheon and Seoul in South Korea. The Segment was also awarded a concession to operate and maintain the Barcelona tramway for 30 years.

Strategy

Transport’s strategy has evolved from a growth, development and penetration strategy to one of selectivity, with consolidation being an important aspect for the coming years. This, along with cautious further growth, should allow us to build up our strong positions in selected markets and to improve profitability by:

•	taking advantage of markets where growth is still strong, for example in Europe;

•	delivering our new contracts successfully to confirm our strong position in the US and Canada;

•	continuing to develop our non-manufacturing activities in service and signaling; and

•	developing technological advantages by further innovation within existing product ranges.

Research & Development

Transport’s R&D activities focus on the development of strategic products and platforms and improvement of current rail technologies, with the aim of strengthening our position as a world recognised rail technology leader in noise, crash, ride comfort, reliability, availability and environmentally-friendly solutions.

Product development programmes include:

•	a new 4 voltage electric freight locomotive (6 MW) for international operations;

•	the implementation of our high-speed train strategy, based on two core products:

•	the new high-capacity Duplex TGV; and

•	the high-speed fully-articulated electric multiple unit (EMU).

•	the further development of the CORADIA range; and

•	ERTMS (European Rail Traffic Management Systems) improvements.

Platform developments focus on:

•	ONIX™ traction drive range and the implementation of a new generation of drives based on synchronous permanent magnet motors;

•	further improving and testing our high speed tilting platform, TILTRONIX; and

•	train control and monitoring systems to address conditional and predictive maintenance.

Significant Orders

Transport’s significant orders received in fiscal year 2003 included:

Systems Segment

•	Supply and construction of electrical and mechanical elements for a new suburban line in Greece between Athens and the new Spata airport;

•	250 metro cars for the new Line n°9 of the Barcelona metro;

•	contract for the track and catenary for section 2 (40 km) of the Channel Tunnel Rail Link Project management;

•	supply of equipment for a new airport railway link between Incheon and Seoul, South Korea; and

•	power cars to equip 15 existing trainsets for SNCF, which will be operated in Germany, Luxembourg, France and Switzerland.

Information Solutions

•	ERTMS contracts in Italy, Spain and Switzerland.

Intercity Segment

•	8 new PENDOLINO™ tilting trains for Finland and 20 suburban units;

•	50 regional trains for Trenitalia; and

•	55 regional trains for Sweden for service in the Greater Stockholm area.

Transit Segment

•	86 new Double-Deck regional cars for French national railways SNCF; and

•	20 CORADIA™ commuter trains in Helsinki, Finland.

Americas Segment

•	400 new metro cars for Metropolitan Transport Authority – New York City Transit;

•	design and manufacture of 62 new heavy rail subway cars for WMATA in Washington;

•	135 new passenger rail coaches for the expanding New Jersey transit fleet; and

•	60 metro cars for Santiago in Chile.

Services Segment

•	Maintenance contracts for the rolling stock and infrastructure of the two new Tramway lines in Barcelona, Spain. These contracts extend over a period of 25 years;

•	several maintenance contracts in Australia and New Zealand;

•	14-year maintenance contract with RENFE in Spain to maintain 18 very high-speed AVE trains, 6 Euromed Trains, 21 locomotives; and

•	contract for maintenance of BNSF locomotives for 12 years in the US.

MARINE

	Year ended 31 March
	2001	2002	2003
	In € million, except employees
Orders received	1,835	462	162
Sales	1,841	1,240	1,568
Operating income	80	47	24
Employees	4,914	4,978	4,555

Our Marine Sector is a specialised shipbuilder based in France focusing on complex, high value-added segments of the marine market such as:

•	passenger ships, notably cruise-liners, high-speed ferries and large private yachts;

•	LNG (liquefied natural gas) carriers and FPSO (Floating Production, Storage and Offloading) vessels or structures;

•	surface naval vessels; and

•	research and scientific vessels.

Industry Characteristics

The main trends currently affecting the industry include:

Cruise-Ship Market

The strength of the cruise-ship market is based principally on the market for cruise holidays, although the relationship is not direct, as orders are generally placed as much as three or four years prior to delivery. The largest share of cruise-ship passengers is in the US, with an average growth rate in passenger numbers of approximately 8% from 1980-2002. However, this form of leisure is still underdeveloped since it accounted in 2002 for only 2.4% of the total US leisure holiday market (2.2% in 2001); 7.6 million North Americans are estimated to have cruised in 2002, i.e. 10% more than the record number of 6.9 million in 2001, according to Cruise Lines International Association. The cruise-ship market in fiscal year 2002 was adversely affected by the events of 11 September 2001, which led cruise-ship operators to reduce prices sharply for a short period to ensure the utilisation of capacity. In fiscal year 2003 only three cruise-ship orders (one new contract and two confirmations of existing options) were registered world-wide. This order freeze is explained by ongoing moves by the main cruise operators to consolidate, and the weakness of the US dollar against the euro, and has been exacerbated since the fourth quarter of 2002 by the recent war in Iraq. We believe, however, that prospects for recovery are sound: GP Wild has forecast that worldwide cruise holiday passenger volumes will increase by approximately 8% per year until 2010.

Subsidies

The world shipbuilding industry was, until recently, characterised by direct and indirect government subsidies and various other forms of State aid in favour of shipbuilders. In December 2000, the European Council of Ministers for Industry confirmed the suppression of all direct government shipbuilding subsidies within the European Union. This ruling applies to all shipbuilding contracts signed and performed since 1 January 2001 or deliverable after 31 December 2003. The Council also asked the European Commission to monitor shipbuilding competition from outside the European Union and to report on unfair practices. As a result of the new ruling, we have received no subsidies for any orders taken after 1 January 2001 or deliverable after 31 December 2003. Consequently, orders for which subsidies are receivable will trade out of our backlog completely over fiscal year 2004. More recently, however, complaints have been made by the European Commission to the World Trade Organization relating to alleged unfair practices by certain Korean shipbuilders. As a result, the European Commission has authorised, as a temporary protective measure, government subsidisation of up to 6% of the cost of sales of certain exposed market segments, such as LNG carriers. We have not received any subsidies to date pursuant to this authorisation.

Customer Financing

Some Marine customers request financing assistance in connection with the purchase of new cruise-ships. Therefore, in addition to shipbuilding and project management expertise, Marine has in the past provided technical assistance to its customers in obtaining appropriate financing for their projects, and in some cases indirect financial support. While these cases of customer support allowed Marine to increase the number of its customers in the past, they have also resulted in increased financial exposure for us. This was manifested most recently in the bankruptcy of Renaissance in 2001, previously one of our largest customers. For further information on Marine vendor financing and its impact on us, please see “Operating and Financial Review and Prospects—Marine—Renaissance” and “Key Information—Risk Factors—We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer defaults or bankruptcy”.

Competitive Position

The main competitors in the cruise-ship market are European and include Fincantieri (Italy), Meyer Werft (Germany) and Kvaerner Masa Yards (Finland). As ALSTOM and its three major competitors account for 75% to 85% of the world cruise-ship orderbook, the market remains highly concentrated.

This market has high barriers to entry, requiring specialised yard facilities, such as ALSTOM’s at Saint-Nazaire, France, in addition to an extensive and reliable sub-contractor network.

In the LNG tankers market, our main competitors are Korean, namely Daewoo, Hyundai and Samsung, and Japanese, mainly Mitsubishi Heavy Industry (MHI). In 2002, Japan obtained just over 50% of LNG orders placed worldwide, while in 2001 the Korean players had secured almost three quarters of all new LNG orders. The market remains active, in particular in China, which is building LNG terminals as part of its overall energy diversification policy.

The naval vessels market, largely based on national procurement policies, offers opportunities for diversification for our Marine Sector.

Activities

Our Marine facilities and employees are located on the French Atlantic coast. Our Marine Sector operates:

•	One of the largest European shipyards, able to build the largest and most complex vessels. This facility is operated through our wholly-owned subsidiary, Chantiers de l’Atlantique, located in Saint-Nazaire, France;

•	A substantially smaller yard, still able to build sophisticated ships up to 140 metres long. The yard is operated through our wholly-owned subsidiary, ALSTOM Leroux Naval, located in Lorient France; and

•	A.M.R. (formerly “Ateliers de Montoir”), a specialist supplier of joinery and small steelwork for shipbuilding and other industries, located near Saint-Nazaire, France.

During fiscal year 2003, we announced the planned closure of a small yard located at Saint-Malo, France.

Cruise-Ships

Following a peak in orders and sales in fiscal year 2001, and strong sales in fiscal year 2002, no new orders for cruise ships were registered in fiscal year 2003. We delivered the European Stars, a 780 passenger cabin cruise- ship for Festival Cruises; the Constellation, a 1,000 passenger cabin cruise-ship for RCCL/Celebrity Cruises; the Coral Princess, a 1,000 passenger cabin cruise-ship for P&O Princess; and the MSC Lirica, a 795 passenger cabin cruise-ship for MSC (Mediterranean Shipping Corporation). As of 31 March 2003, we were constructing four cruise-ships, including the Queen Mary 2, which, when completed, will be the largest passenger ship ever built. Two of these ships were delivered in June 2003.

LNG Carriers

Between 1997 and 2001, Marine was unable to secure orders in this market due to very aggressive pricing by Asian shipyards. In fiscal year 2002, Marine was successful in returning to the market with an order for one 74,000 m3 “membrane-type” LNG carrier from Gaz de France in February 2002. No new order was registered during fiscal year 2003. However, Marine signed a technology transfer agreement with one of the main Chinese shipyards, Hudong-Zhonghua, and will provide technical assistance in the construction of LNG carriers. This shipyard is currently making progress in obtaining its first LNG orders.

Naval and Scientific Vessels

In fiscal year 2003, we completed Hassan II, a 2,950 ton frigate for the Royal Moroccan Navy which was then delivered in May 2002 following delivery of the Mohammed V frigate to the same customer last year. We also delivered a scientific vessel, the oceanographic and hydrographic ship, Beautemps-Beaupré to the French Navy. As part of our focus on providing high value-added ships, such as research and scientific vessels, we obtained in fiscal year 2003 an order from IFREMER of France for another hydrographic vessel, Pourquoi Pas?, to be delivered in fiscal year 2005.

Yachts

In fiscal year 2003, we entered the mega-yacht market, with the award by a private company of an order for the construction of a luxury motor yacht, over 72 metres in length, to be delivered in fiscal year 2006.

Strategy

To address the recent difficulties in the cruise-ship market and capitalise on our shipbuilding technology, our strategy in Marine is to improve our position as one of the world leaders in cruise-ship building by focusing on cost, technology, quality, and punctuality in delivery, while enhancing opportunities for diversification.

We are seeking to expand our activities in speciality ships (yachts; scientific vessels) and in naval vessel construction. As the European defence industry progresses, the number of trans-national opportunities for European-based naval vessels is likely to increase. We have already seized opportunities to work in partnership with DCN, the French State-owned Navy yards, and some systems providers; we intend to develop alliances necessary to meet the special requirements of military vessels.

Over the longer-term we seek to participate in the required restructuring of the European shipbuilding industry through partnerships and alliances at national or international level, in order to consolidate the development of our Marine Sector and to limit the downward cycles which are typical of the merchant ship-building market and adversely impact its economic performance.

Order Book

The table below sets out details of orders included in Marine’s order-book as of 31 March 2003. This table includes principally orders received prior to fiscal year 2003. Generally the individual contract value ranges from approximately €250 million to €450 million (other than for small vessels, in the range of €50-80 million, and extraordinary orders such as the Queen Mary 2).

Cruise Ships & Yachts	Customer	Vessel Type

Island Princess	P&O Princess	1,000 passenger cabins
Crystal Serenity	NYK/Crystal	550 passenger cabins
Queen Mary 2	Carnival/Cunard	1,400 passenger cabins (cruise liner)
MSC Opera	M.S.C.	878 passenger cabins
Project KOGO	Libra Holdings	72.7 metre long motor yacht

LNG Carrier
Gaz de France Energy	Gaz de France	74,000 cubic meter liquid natural gas carrier (LNG)

Naval & Scientific Vessels
Hassan II	Royal Moroccan Navy	93 metre surveillance frigate
BPC Mistral/BPC Tonnerre	DCN (French Navy)	2 Intervention and Assault vessels
Pourquoi Pas?	IFREMER	Oceanographic vessel

ENVIRONMENT, HEALTH & SAFETY MANAGEMENT POLICY (E.H.S.)

We recognise our obligation to our stakeholders, employees, customers, suppliers and the communities at large in which we operate, to provide a safe workplace and safe products, to minimise the impact of our operations on the environment and to protect our industrial and commercial assets.

To this end, we have put in place a global policy covering the management of Environment, Health and Safety risks at an individual operating unit level, to achieve a high level of performance including strict compliance of local norms and regulations. The global policy is designed and co-ordinated at corporate level and is adapted and implemented locally. We have selected independent risk specialists, ALLIANZ and URS to carry out throughout the world the Corporate EHS annual audit programme of our manufacturing sites. ALLIANZ and URS are also supporting the operating units in the creation of specific action and improvement plans. The completion of the action plan is measured and followed up through a monthly corporate reporting process. Through our environmental management programme, we seek primarily to:

•	develop products and services that have an acceptable impact on the environment along the product life cycle from manufacturing through product use and at the end of their useful lives;

•	evaluate the environmental impact of new industrial processes prior to their implementation as well as the discontinuation of existing processes or the disposal of existing sites;

•	improve technology in order to reduce the consumption of energy and natural resources and to minimise waste and pollution; and

•	promote the application of our environmental management principles to our sub-contractors and suppliers.

Additional Health and Safety programmes are implemented at each of our operating units. Such programmes typically cover health and safety issues, both at the design stage of the workplace and product equipment through to their implementation and use, as well as accident and occupational illness prevention programmes.

Our asset and business interruption management programmes are designed to minimise exposure to loss or damage to our assets and to ensure business continuity. This includes exposure to fire, breakdown and natural catastrophes as well as theft or deliberate damage.

We have established Environmental, Health and Safety co-ordination in order to improve the coherence of the prevention programmes. We have created Environmental, Health and Safety follow-up indicators as well as a system of reporting.

During fiscal year 2003, 279 EHS audits were carried out by ALLIANZ and URS and have been reviewed by the local managing directors in order to validate the areas of improvement suggested by the auditors. The cost of these external audits amounted to €856,000 for fiscal year 2003.

INSURANCE

Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to our estimation of the maximum foreseeable loss. This estimate is made within the framework of industrial risk management audits for property damage that we conduct and depends on the evaluation of the maximum legal risk considering the various activities of our group for our civil liability. In the future our ability to maintain adequate insurance coverage will depend on the available capacity in the insurance market. Following the events of September 11th 2001, the insurance industry is continuing to consolidate and insurers are generally reducing their exposure to any particular customer, increasing premiums, reducing insurance coverage and requiring higher deductibles. Our principal insurance policies expired at the end of calendar year 2002. After tendering of these policies on the insurance market, our main insurance policies have been renegotiated and new policies have been signed for a one year period expiring at the end of calendar year 2003. The cover and the financial terms of these new policies are less favourable than those which we enjoyed in previous years. We can give no assurance that we will be able to renew these policies at their expiry under the same financial terms and to continue to procure the same scope of coverage which we have today. The main risks covered by our main insurance policies are the following:

•	property damage and business interruption caused by fire, explosion, natural events or other named perils as well as machinery breakdown;

•	liability incurred because of damage caused to third parties by our operations, products and services, with customary exclusions and limits;

•	transit, covering transportation risks from start to discharge of goods at warehouse, construction site or final destination, with customary limits and exclusions; and

•	construction and installation, covering risks during execution of contracts, subject to certain customary conditions and declarations.

We are generally self-insured or are not insured against adverse events which are frequent but of relatively low value. In addition, we purchase in the various countries where we are present, policies of insurance of a mandatory nature or to cover specific risks such as automobile or worker’s compensation or employer’s liability.

Our insurance policies, including limits on coverage and premiums, are described in greater detail below.

Property	damage and business interruption:

•

The insurance programme covers accidental damage and consequent business interruption caused by fire, explosions, smoke, impact of vehicles and aircraft, storm, hail, snow, riot, civil commotion, water damage and natural events to industrial, commercial and administrative sites of the Group named in the policies.

•	The programme is in two layers, for an overall limit of €500 million per event.

•	Sub-limits apply in particular for natural events (these sub-limits vary according to the insured sites and the type of events) for machinery breakdown and accidental events other than those named in the policy.

•	Coverage is subject to usual limitations and exclusions, in particular: war, civil war, terrorism, nuclear reaction, and certain natural events normally insured in national pools.

Civil	liability incurred through operations or products:

•	The Group insurance programme covers the financial consequences of liability due to bodily injury, material or immaterial damage or loss caused to third parties because of our operations or products and services.

•	The programme has 4 layers of insurance for an overall limit of €600 million per event and in annual aggregate.

•	Sub-limits apply in particular for financial loss and the cost of product recall.

•	The policy is subject to usual limitations and exclusions of policies of this type, in particular, war, nuclear reactions, work accidents, Directors and Officers liability, automobile liability, consequences of contractual obligations more onerous than trade practice, as well as damages caused by products such as asbestos, formaldehyde, lead, organic pollutants as well as those caused by toxic mould, magnetic fields and electronic viruses.

Transport	insurance:

•	The policy covers damages to transported goods irrespective of the mode of transportation: sea, land or air, anywhere in the world; coverage is extended to war risks (however some territories are excluded).

•	The policy limit is €70 million, sub-limits are applicable notably during storage at packers or sub-contractors.

•	The policy is subject to limitations and exclusions generally applicable to policies of this type.

The total amount of premiums paid for calendar year 2003 for the 3 types of insurance listed above was approximately €66 million.

Damage	during installation and construction:

•	A construction and installation policy covers damage to equipment being installed by us for contracts having values of less than €100 million; this policy applies differently according to the Sectors of the Group and according to the countries involved.

•	The insurance limit is €100 million; sub-limits apply.

•	The policy is subject to customary limitations and exclusions; in particular it excludes war, radioactive contamination and terrorism (except with respect to France).

•	The provisional premium for calendar year 2003 is €5 million; this premium will be adjustable in 2004 according to the actual level of activity in 2003.

•	Specific policies are put in place for contracts exceeding €100 million in value or to cover contracts not covered in the above described policy. This is the case for insurance of vessels under construction at Chantiers de l’Atlantique.

C.    Organisational Structure

Set forth below is a simplified organisational chart of ALSTOM(1) as of 31 March 2003:

(1)	Unless otherwise stated, companies are wholly-owned. Each number in a box indicates the ultimate holding company with the same number that holds its shares.

(2)	We have reorganised our Power Sector in three new Sectors: Power Turbo-Systems, Power Service and Power Environment. This reorganisation is effective as from 1 April 2003. No company listed above has an activity exclusively dedicated to one of these three new Sectors, except ALSTOM Power Centrales (France) which is dedicated to the Power Turbo-Systems Sector, ALSTOM Power Service GmbH (Germany) which is dedicated to the Power Service Sector, and ALSTOM Power Boiler GmbH (Germany) which is dedicated to the Power Environment sector.

(3)	On 25 September 2003, we signed an agreement to sell our T&D Sector (other than the Power Conversion business) to Areva. This transaction is expected to close in January 2004.

Please see Note 32 to the Consolidated Financial Statements for a list of our major subsidiaries.

D.    Property, Plant and Equipment

We own or lease all our principal manufacturing facilities and substantially all of the land on which such facilities are located.

We have production facilities in Europe, North and South America, Asia and Africa. We own or lease all of our principal manufacturing facilities and substantially all of the land on which these facilities are located. Since our formation, we have focused on consolidating facilities and on shifting production to low-cost sites. In a number of areas, we have also sought to outsource low value-added manufacturing activities.

Power has manufacturing and service sites located mainly in France, the UK, Germany, Switzerland, Sweden, Spain, Romania, the US, Canada, Mexico, Argentina, Brazil, Japan, China, India and Australia. T&D (including Power Conversion, which was integrated into T&D on 1 April 2002) has manufacturing sites and service locations in France, the UK, Germany, Belgium, Luxembourg, Austria, Greece, Hungary, Norway, Spain, Switzerland, Italy, Poland, Sweden, Russia, Turkey, the US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela, India, China, Thailand, Singapore, Indonesia, Malaysia, Pakistan and Australia. Transport has manufacturing sites and service locations in France, the UK, Germany, Belgium, Spain, Poland, Romania, Italy, China, the US, Canada, Mexico and Brazil. Marine has manufacturing sites and service locations in France.

We continue to implement our programme to dispose and lease back certain of our real estate assets, which is described in “Operating and Financial Review and Prospects—Recent Developments”.

We believe that our principal manufacturing facilities are suitable and adequate for our use and generally have sufficient capacity for existing needs and expected near term growth.

For a discussion of environmental matters affecting the use of our property, plant and equipment as well as us generally, see “Key Information—Risk Factors—We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate” and “Information about ALSTOM—Business Overview—Environmental, Health & Safety Management Policy (E.H.S.)”. Additional information regarding ALSTOM’s property, plant and equipment is set forth in Note 9 to the Consolidated Financial Statements.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the Consolidated Financial Statements, “Information about ALSTOM—Business Overview” and “Key Information—Risk Factors” included elsewhere in this Annual Report on Form 20-F. During the periods discussed in this section, we made several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and adjusted for business composition and exchange rate variations to improve comparability. We describe these adjustments under “—Change in business composition and presentation of our accounts, non-GAAP measures—Comparable basis” below.

This document contains certain information about the markets in which we operate (market size, competitive position). Unless otherwise stated, we have prepared all market share and statistical data contained in this Annual Report on Form 20-F on the basis of internal sources and estimates.

INTRODUCTORY NOTE REGARDING THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements contained herein have been prepared in accordance with French GAAP, which differs in certain material respects from US GAAP. For a discussion of the principal differences between French GAAP and US GAAP as they relate to ALSTOM and a reconciliation of net income and shareholders’ equity to US GAAP, see Note 33 to the Consolidated Financial Statements.

The Consolidated Financial Statements prepared in accordance with French GAAP included in this Annual Report on Form 20-F differ from our consolidated financial statements published in France and approved at our General Shareholders’ Meeting on 2 July 2003. These differences relate to the accounting for the effects of €94 million of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. See “—Recent Developments—Results of Fiscal Year 2004 to date”. Under French rules, because these increased costs were identified and recognised following the approval of the consolidated financial statements, they will be recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for this Annual Report on Form 20-F, we are required to adjust our consolidated financial statements for the year ended 31 March 2003 to reflect these increased costs. The principal adjustments to our French GAAP published accounts are an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, net income decreased by €56 million compared to the consolidated financial statements published in France and approved at the General Shareholders’ Meeting on 2 July 2003. See Note 1(c) to the Consolidated Financial Statements.

ALSTOM has prepared the Consolidated Financial Statements assuming that it will continue as a going concern, however, ALSTOM’s independent auditors, Ernst & Young and Deloitte Touche Tohmatsu, have issued a modified opinion that indicates there is a substantial doubt about ALSTOM’s ability to continue as a going concern as a result of concerns set forth in their report. The Consolidated Financial Statements do not include any adjustments that might result from the resolution of this uncertainty.

OVERVIEW

Since our initial public offering in 1998, we have faced a dramatic transformation of the industries in which we operate, and have responded by reshaping our portfolio of products, systems and services. These changes have been principally due to continued deregulation of our markets and privatisation, which have increasingly changed our customer base from one composed of large state-owned companies to one composed of smaller private companies. We have addressed these developments by transforming our Group to broaden its technologies and range of products and by disposing of non-core activities.

We believe our core markets in energy and transport are sound, offering:

•	solid long-term growth prospects based on customers’ needs to expand essential infrastructure systems in developing economies and to replace or modernise them in the developed world; and

•	attractive opportunities in service and systems.

Notwithstanding current opportunities that we believe exist given our business experience and market positions, we are pursuing our efforts to improve our performance, adapt to the current downturn in the Power market, solve our past operational problems and strengthen our financial structure.

In fiscal year 2003 we suffered an unprecedented €1,488(1) million net loss, as compared to a €139 million net loss in fiscal year 2002. In response to the continued deterioration of our financial condition and the market generally, our current priority is the successful implementation of a new strategy and action plan and the implementation of a financial package recently negotiated with our key lenders and the French State, each designed to secure our long-term future, discussed below under “—Strategy and Action Plan” and “—Recent Developments”.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

MAIN EVENTS OF FISCAL YEAR 2003

Fiscal year 2003 was characterised by the following:

•	exceptional problems with our GT24/GT26 heavy-duty gas turbines and UK Trains;

•	a successful capital increase;

•	the disposal of businesses and real estate; and

•	the launch of a new strategy and action plan.

Exceptional problems with our GT24/GT26 heavy-duty gas turbines

In fiscal year 2003 progress continued to be made in implementing a variety of technical improvements to our GT24/GT26 gas turbines, with which we have experienced significant technical difficulties in the past. Our recent progress has enabled flexible and reliable operation of the fleet. As the repaired units accumulate hours in operation, we see that the technology has stabilised. The commercial situation with respect to the GT24/GT26 gas turbines is also becoming clearer. Of the 80 units, 72 units are in commercial operation, two are in commissioning, two are in construction and for four units the contract is in suspension. Commercial disputes are pending with two customers, one of which is in litigation. Under agreements covering 32 of the units, we are committed to or otherwise have the opportunity to make upgrade improvements within agreed time periods. The remaining units which are in commercial operation are either in normal warranty or have had those warranty periods expire. The order backlog included €558 million, at 31 March 2003, in respect of a GT26 contract for the four units currently suspended on which the owner had an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

In the fourth quarter of fiscal year 2003 unexpected setbacks and delays, now resolved, were experienced in validating and testing several important components of the recovery package, notably the compressor upgrade and “full lifetime” blades. These delays resulted in our being unable to implement certain scheduled performance recovery measures during the recovery periods agreed with certain of our customers.

In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. We also incur additional costs because we have been forced to shut down the machines more frequently to replace short life components at our expense. Our previously expected targets were therefore not achievable in the current context.

As a consequence we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis. In fiscal year 2000, ABB ALSTOM Power, of which we owned 50% at that time, recorded a total of €519 million of provisions and accrued contract costs in respect of the GT24/GT26 gas turbines. In fiscal year 2001, we recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,530 million at 31 March 2001. In fiscal year 2002, we recorded an additional €1,075 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,489 million at 31 March 2002, including a €49 million provision in respect of an option exercised on a contract after the bulk of the GT24/GT26 portfolio was sold. We recorded an additional €1,637 million of provisions and accrued contract costs related to these turbines in fiscal year 2003, including €83 million recorded in fiscal year 2003 in the Customer Service Segment in respect of contracts transferred to this Segment as part of our after market operations and on which we have no uncovered exposure. We, therefore, retained €1,655 million of provisions and accrued contract costs at 31 March 2003 in respect of these turbines after taking into account mitigation plans of €454 million. For more information regarding our GT24/GT26 gas turbines, including information relating to provisions taken in prior years, see “—Power—Update on GT24/GT26 gas turbines issues”. For further information relating to our consolidated provisions for warranties, penalties and claims, see Note 20 to the Consolidated Financial Statements.

Exceptional problems with our UK Trains

In 1997, shortly after the privatisation of the UK rail industry, we took five orders for a total of 119 new regional trains with an aggregate value of €670 million. These contracts were part of the first series of orders following the rail deregulation in the UK. At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts. 118 of the 119 trains under the UK regional contracts are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to improve the trains’ reliability, which are ongoing and which are leading to additional costs. Trains are also being delivered on the West Coast Main Line (WCML) contract, registered in February 1999, at the rate of two units per month, in line with customer requirements. Services on the line began in January 2003 and the remaining 38 trains to be delivered are scheduled for delivery by September 2004, but there have, however, also been major delays and cost-overruns on this contract.

In fiscal year 2003, we recorded gross additional provisions and accrued contract costs of €140 million to cover the estimated future costs of the continuing improvement programme on the UK Regional Trains and to complete the WCML contract. A part of the additional provision and accrued contract costs was applied during fiscal year 2003. For more information regarding the UK Regional Trains, including information relating to provisions taken in prior years, see “—Transport—UK Trains”.

Capital increase

Initially announced in March 2002, a capital increase by way of a rights issue (droits préférentiels de souscription) was completed in July 2002. Pursuant to this offering, 66.3 million new ALSTOM shares were issued at the price of €9.60 per share. The net proceeds of the offering, after deducting underwriting and other discounts and commissions and expenses, amounted to €622 million.

ALSTOM’s share capital was composed of 281,660,523 shares as at 31 March 2003.

Disposal of businesses and real estate

Total proceeds from non-core business disposals of €151 million by end of March 2003

In the first step of our initial programme to divest non-core businesses, our South African activities were sold to local participants and financiers for total gross proceeds of €50 million. The sale contract was signed with effect from 1 October 2002. This business generated annual sales of around €170 million in fiscal year 2002 and had approximately 4,000 employees at the time of sale. In January 2003, we also announced the sale of our captive insurance company for total gross proceeds of €101 million.

Total proceeds from real estate sales of €231 million by end of March 2003, €148 million in fiscal year 2004 to date, and €36 million from sale of real estate investment by end of March 2003

In December 2002, our UK real estate portfolio was sold for €175 million. In January 2003, the Group also disposed of one site in France for €22 million. During the last quarter of the 2003 fiscal year, we received other disposal proceeds of €34 million, mainly from the disposal of one site in Sweden and one site in the United Kingdom. During the year, we sold the 39% interest in the real estate company, La Maquinista Vila Global, for proceeds of €36 million. Additional proceeds amounting to €138 million were received in April 2003 from the disposal of 15 sites, mainly in France, Spain, Switzerland and Belgium and €10 million was received in July 2003 from the disposal of one site in France. We have taken leases back on most of the properties we have disposed of.

Launch of a new strategy and action plan

We have launched a new strategy and action plan designed to reduce our debt and improve performance.

STRATEGY AND ACTION PLAN

On 12 March 2003, we presented our new strategy and action plan to overcome three key difficulties: an insufficient level of profitability and cash generation; past problems with the GT24/GT26 gas turbines and the UK Trains contracts; and a high level of debt. Our plan, designed to improve the Group’s operational performance significantly and to reduce our high level of debt, is now underway. It comprises three main elements:

•	focusing our range of activities while strengthening our financial base;

•	improving our operational performance and adapting to market conditions; and

•	building a more efficient organisation.

Focusing our range of activities while strengthening our financial base

Focusing on power generation and rail transport

As we cannot provide the resources needed to ensure the future of all those activities which are part of the Group today, we are refocusing our activities in the power generation and rail transport markets through the sale of the T&D Sector and the Industrial Turbines businesses. We will also review options to consolidate our Marine activities in the medium term through partnerships or alliances at either national or international levels.

The decision to sell T&D and the Industrial Turbines businesses was taken after a thorough review and appraisal of our current portfolio: both are good, high-value businesses but, we believe, their sale will not impact the coherence of our remaining activities. They are autonomous and self-sufficient entities in terms of management, commercial organisation and presence, and research and development. They have different business models: Industrial Turbines, for example, is active in diverse markets other than power generation. There are, therefore, limited commercial synergies with our other ongoing activities.

The sale of the Industrial Turbines businesses, which comprises small gas and steam turbines, was concluded through the signature of binding sales agreements on 26 April 2003 and closings for most of the business that took place in April and August 2003. On 25 September 2003, we signed a binding agreement to sell our T&D Sector (other than the Power Conversion business) to Areva. This transaction is expected to close in January 2004. Please see “—Recent Developments” for further details.

Developing service

As part of our business refocus, our objective is to continue to develop our service business by taking advantage of our strong market positions, technology leadership, broad commercial presence and large installed base. The after market in our Power Sectors, which in fiscal year 2003 represented roughly half of our power generation related sales, has benefited from strong annual growth rates over the past years, generates attractive margins and positive cash flow and has good risk-reward profiles. We have one of the largest installed bases of power generation equipment in the world, and intend to optimise this competitive advantage to better grow this profitable activity.

A third of our aggregate sales in fiscal year 2003 were generated by new build activity in power generation, comprising both new equipment and power plant engineering and construction. Our objective is to improve the reliability of our products for new equipment and to be more selective in our power plant engineering and construction activity to improve our risk profile. We have launched restructuring plans to adjust our capacity to market conditions in this area. As far as our sales to the transport markets are concerned, our intention is to focus particularly on our high added value, higher margin service and signaling activities in Transport.

Strengthening our financial base

Disposal programme

As part of our new plan, in March 2003 we increased our disposal programme target proceeds from €1.6 billion as intended at the beginning of fiscal year 2003 to €3.0 billion by March 2004. Although we maintain our objective, uncertainties regarding the timing of some disposals currently underway lead us to believe that by 31 March 2004 we will achieve proceeds of approximately €2.7 billion. Our disposal programme comprises:

•	€600 million of targeted proceeds from real estate disposals, of which €267 million was achieved during fiscal year 2003 (€231 million of proceeds from real estate sales and €36 million from disposal of investments), an additional €138 million was received in April 2003 and €10 million was received in July 2003; and

•	€2,400 million of targeted proceeds from business disposals, including both the T&D Sector and the Industrial Turbines businesses. €151 million of this target was achieved during fiscal year 2003 with the disposal of our activities in South Africa and of our captive insurance company. We expect that the sale of our Industrial Turbines businesses will generate net proceeds of approximately €950 million (of which €843 million has been received to date). We sold our T&D Sector for proceeds of €950 million, subject to closing adjustments. We expect to receive the major part of these proceeds in January 2004. Please see “—Recent Developments” and “Additional Information—Material Contracts—Sale of ALSTOM’s Small Industrial Gas Turbines and Medium Industrial and Industrial Steam Turbines Businesses” and “—Share Purchase Agreement with respect to the sale of the T&D Sector” for further details.

Capital increase and offerings of bonds reimbursable with shares

Though we expect the disposal programme to enable us to reduce our level of debt substantially, our equity will remain too low because of the net loss accounted for in fiscal year 2003. In order to strengthen our balance sheet, we intend to raise up to €300 million in net proceeds through a capital increase and €900 million through bonds mandatorily reimbursable with shares, which is treated as quasi-equity. We also intend to raise up to €300 million by issuing to the French State 20 year subordinated bonds, which will be reimbursable with shares if European Commission approval is received, as discussed below under “—Recent Developments—Financing package”.

Cash generation initiatives

We are pursuing our efforts to improve cash generation and the management of working capital throughout the Group. These efforts are crystallised under our ‘Cash for Growth’ programme, which aims to strengthen the Group’s cash culture: specific cash objectives are set at every level of the organisation, and the practical methodology, tools and measurement systems needed to meet these objectives are provided. Deployment is ongoing through extensive training sessions at Unit level, and by means of in-depth initiatives which assess the potential for cash release within ALSTOM over the longer-term. As discussed below under “—Liquidity and Capital Resources—Consolidated Statement of Cash Flows—Net cash provided by operating activities”, we believe working capital improvements in fiscal year 2003 were encouraging.

Improving our operational performance and adapting to market conditions

We have launched restructuring and cost-reduction programmes necessary to adapt our organisation to current market conditions. We consider this to be vital, in particular, as we estimate that the power market downturn is set to continue over the next 2-3 years. We expect that these programmes will improve our operational performance.

We accrued €268 million of charges related to restructuring plans in fiscal year 2003. We have accelerated our restructuring plans and expect to accrue significantly more related charges in fiscal year 2004 than in fiscal year 2003. Our restructuring initiatives are subject to employee consultation in each Sector, function and country affected.

Industrial restructuring

We intend to accelerate our industrial restructuring to optimise the industrial base, and processes within each plant will be revised to increase productivity.

Overhead reduction

An extensive programme is to be implemented to reduce our overheads significantly, notably through the simplification of administrative processes and a reduction of layers. Some central functions will be reallocated to the Sectors or eliminated, leading to a significant downsizing of our corporate structure. Globally, savings at Corporate and International Network levels are targeted to reach 35% of current costs. Simultaneously, vigorous plans will be launched in the Sectors, with a target to save 15% of overhead costs in each Sector.

Stricter risk management to improve margins

Improvements in margin and in our risk profile will result from a more stringent selection of the projects we bid for and the contract terms we are prepared to accept combined with a stricter control of contract execution. A Corporate Risk Committee, chaired by the Chairman & CEO regularly reviews tenders for major projects and the performance of ongoing large project execution.

Changing the way we work

ALSTOM’s umbrella quality and operational improvement programme, Quality Focus Six Sigma, covers all Company functions and operations. It aims to modify the way we work in order to enhance customer satisfaction and improve our results.

Building a more efficient organisation

In order to meet our operating margin objective, our internal organisation is being changed based on two key elements: decentralisation and stronger controls.

Decentralisation – We are implementing rapidly a more efficient organisation. Most notably, our Power Sector, which accounted for 51% of Group sales in fiscal year 2003, was reorganised into 3 new Sectors on 1 April 2003.

In addition to having five balanced Sectors, plus T&D pending its disposal, we believe the delayering of the new organisation will substantively reduce overheads. For example, the Power Sector management layer has been removed and the former Segments have been partially merged: the Gas Turbine and Steam Power Plant Segments are merged into Power Turbo-Systems, while the Boilers & Environment and Hydro Power Segments are merged into Power Environment; Customer Service is renamed Power Service.

A simpler and more reactive structure is being implemented, with a clear P&L accountability in the Sectors, and a fast-track reporting system. Empowerment and full responsibility are given to the Sector management with the removal of any “matrix” between business and country organisations.

The new organisation – Following the disposals and the re-organisation of the Power Sector, we will have a balanced portfolio consisting of the following Sectors:

• Power Turbo-Systems;

• Power Service;

• Power Environment;

• Transport; and

• Marine.

The new management team – During fiscal year 2003, we renewed our top management, more specifically:

•	Patrick Kron was appointed Chairman of the Board of Directors of ALSTOM on 11 March 2003, in addition to his role of Chief Executive Officer to which he was appointed on 1 January 2003; and

•	the Group’s senior management has been renewed, with five new members joining ALSTOM’s Executive Committee out of a total of 11 (10 after the disposal of the T&D Sector).

RECENT DEVELOPMENTS

Disposal of our Industrial Turbines businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. This is a key step in our continuing disposal programme to strengthen our financial base.

The first transaction covers our small gas turbines business, and the second transaction covers our medium-sized gas turbines and industrial steam turbines businesses.

The Industrial Turbines businesses accounted for approximately 10% of Power Sector revenues in fiscal year 2003. They include:

•	the small gas turbines business (3 MW – 15 MW), based principally in the UK;

•	the medium-sized gas turbines business (15 MW – 50 MW), based principally in Sweden; and

•	the industrial steam turbines (up to about 100 MW) business, with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, Industrial Turbine businesses generated sales of approximately €1.25 billion and an estimated operating margin of approximately 7%. At 31 March 2003, these businesses employed approximately 6,500 people.

On 30 April 2003, we announced the closing of the sale of the small gas turbines business. Completion of this transaction followed receipt of a formal derogation from the European Commission under the EC Merger Regulations, allowing ownership of the business to be transferred to Siemens AG with immediate effect. Siemens AG had committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the Industrial Turbines businesses.

On 10 July 2003 we announced that the European Commission had granted formal clearance under EC Merger Regulations for the disposal of both the small gas turbines and the medium gas turbines and industrial steam turbines businesses.

On 1 August 2003 we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. Completion of this second stage of the disposal followed approval from both the European Commission and US merger control authorities.

Certain minor sites of our Industrial Turbines business have yet to be transferred to Siemens pending completion of legal procedures relating to anti-competition laws in select jurisdictions. To date we have received net proceeds of €843 million from the disposal of these businesses and an additional €125 million is currently being held in escrow. Unless otherwise used, 50% of these escrowed amounts are to be released to us on the business day following the first anniversary of the sale of the small gas turbines business (April 2004), and the remainder on the business day following the second anniversary of the sale (April 2005). Total proceeds from the transaction are subject to adjustments as described under “Additional Information—Material Contracts—Sale of ALSTOM’s Small Industrial Gas Turbines and Medium Industrial and Industrial Steam Turbines Businesses”.

Disposal of Real Estate

In April 2003, we received proceeds of €138 million in respect of the disposal of 15 sites in France, Spain, Switzerland and Belgium and in July 2003, we received proceeds of €10 million in respect of the disposal of one site in France. Total proceeds to date from our real estate programme have reached € 415 million (€267 million received in fiscal year 2003 and €148 million in fiscal year 2004 to date).

T&D Sector disposal

The process to dispose of the T&D Sector was launched on 12 March 2003. On 25 September 2003, we signed a binding agreement to sell our T&D Sector to Areva for €950 million, subject to closing adjustments. This transaction is expected to close in January 2004. Our Power Conversion business will not be sold with our T&D Sector. See “Additional Information—Material Contracts—Share Purchase Agreement with respect to the sale of the T&D Sector (excluding Power Conversion)” for a description of the agreement entered into with Areva.

Financing package

As discussed above under “—Strategy and Action Plan”, on 12 March 2003 we announced a new plan designed to overcome key difficulties, such as our high levels of debt. At that time, we reported that we intended to reduce debt levels through, among other things, proceeds from disposals of certain businesses, a proposed capital increase and by cash generation initiatives.

As part of our strategy and action plan, we initially reported that we had to strengthen our financial base by conducting a capital increase and renewing existing credit lines or by obtaining new credit lines. In the months following the announcement of our new plan, however, the markets for our products and services continued to deteriorate, resulting in increasingly reduced levels of orders. The continued reduction in orders was coupled with our increased problems in obtaining performance bonds, which had the impact of further magnifying the order reduction. Our deteriorating financial situation made negotiations with our main lending banks in connection with the proposed renewal of our credit lines and the capital increase increasingly difficult. By the end of July 2003, we faced the risk of not being able to meet our short-term financial commitments, which led to the agreement announced on 6 August 2003, among us, more than 30 of our banks and the French State and which provided us with a comprehensive financing package. The package was designed to provide adequate long term liquidity and short term liquidity pending the disposal of our T&D Sector.

The financing package announced on 6 August 2003 contemplated, among other things:

•	a combined capital increase consisting of a €300 million underwritten capital increase to be carried out with preferential subscription rights for existing shareholders, and a €300 million capital increase reserved for the French State;

•	a €1 billion issuance of bonds mandatorily reimbursable with shares (“ORA” or obligations remboursables en actions) with preferential subscription rights for existing shareholders;

•	subordinated loans with 6-year maturity totaling €1,200 million. A French State-controlled financial institution agreed to participate in €200 million of the total amount of these subordinated loans;

•	a bonding guarantee facility of €3,500 million provided by a syndicate of banks to support our continued commercial activity. A French State-controlled financial institution agreed to counter guarantee 65% of the aggregate amount of these bonds and guarantees; and

•	short term facilities amounting to €600 million from a syndicate of banks and the French State.

As discussed further under “Financial Information—Legal Proceedings—European Commission Review of Financing Package and Other Transactions”, we were informed that on 8 and 14 August 2003 the French State notified and provided information to the European Commission relating to its commitments under the proposed financing package, pursuant to European Community laws. As a result of this notification, the European

Commission began a preliminary examination of the French State’s measures described in the August notification. The uncertainty generated by this situation substantially worsened the concerns of our customers and suppliers as to our financial stability and our long term viability, and negatively impacted our commercial activity and sources of liquidity.

Following the European Commission’s preliminary examination of the French State’s measures described in the August notification, it opened, on 17 September 2003, a formal investigation procedure under Article 88(2) of the EC Treaty. When opening this procedure, the Commission stated that it believed the conditions for the issuance of an injunction were present pursuant to applicable EU regulations. Specifically, the Commission threatened to suspend the implementation of certain parts of the financing package regarded as “irreversible” until it had reached a final decision on their State aid character and compatibility with the common market. On 17 September 2003, the Commission announced that it had authorized the Competition Commissioner to issue an injunction unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in the French State’s participation in our equity capital prior to clearance by the Commission of the financing package.

We entered into new discussions with our banks, the French State and the European Commission towards designing a revised package to meet our financial needs while complying with European Commission requirements. On 22 September 2003, we announced that we had reached a revised agreement on our financing package. While this revised package is still subject to European Commission review, the Commission has announced that it does not intend to issue an injunction against any parts of the package, and the related transactions will go forward without delay. See “Key Information—Risk Factors—The European Commission may find that elements of our recently negotiated financing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law”.

The revised financing package includes:

•	a €300 million capital increase. The capital increase will involve the subscription of shares directly by a syndicate of banks, with the simultaneous distribution of free warrants to existing shareholders allowing them to purchase the shares directly from the banks. The subscription price for the shares and the exercise price of the warrants will be €1.25 per share;

•	€300 million of subordinated bonds with a 20 year maturity to be issued to the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDDRA” or titres subordonnés à durée déterminée remboursables en actions). These subordinated bonds will carry an annual interest rate of 2% until a decision of the European Commission is obtained, at which point (if the decision is negative) the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be capitalized annually and paid upon reimbursement. The issue price for each bond will be €1.25, and each will be reimbursable for one share, subject to antidilution adjustments;

•	€200 million of subordinated bonds with a 15 year maturity to be issued to the French State (“TSDD” or titres subordonnées à durée déterminée). These subordinated bonds will carry an interest rate of EURIBOR plus 5%, of which 1.5% will be capitalised annually and paid upon reimbursement; and

•	an issuance of approximately €900 million of ORA with preferential subscription rights for existing shareholders, which is to be underwritten by a syndicate of banks. This amount may be increased to €1 billion. The issue price of the ORA is €1.40 per bond, representing 100% of each bond’s principal amount. The ORA are to mature on 31 December 2008. Each ORA will be reimbursable at maturity with one share, subject to anti-dilution adjustments. ORA holders will have the right to receive shares prior to maturity, based on the same ratio.

The offerings described above are to be submitted for approval of our shareholders at an Ordinary and Extraordinary Meeting to be held on 18 November 2003 (on second call). The capital increase, ORA, TSDDRA and TSDD offerings will be implemented as soon as possible following shareholder approval.

Assuming that the offerings described above are approved and take place, and that the European Commission approves of the reimbursement with shares of the TSDDRA, the French State would own 31.5% of our shares and voting rights following the reimbursement of the TSDDRA, before taking into account the conversion or reimbursement of the ORAs. After taking into account the reimbursement of the ORAs, the French State would own 16.25% of our shares and voting rights. See “Key Information—Risk Factors—We expect to issue a significant number of shares in connection with the financing package, which could allow the French State for a certain period to exert a controlling influence at our shareholders’ meetings. If current shareholders do not exercise their warrants or preferential rights, their ownership interest will be significantly diluted.”

For a discussion of the proposed uses of some of the proceeds from these offerings, see “—Maturity and Liquidity Update” below.

The revised financing package also includes:

•	subordinated loans with 5-year maturity totaling approximately €1,500 million (“PSDD” or prêt subordonné à durée déterminée). The French State has agreed to participate in approximately €300 million of the total amount of these subordinated loans, with the remainder to be provided by banks. The loans may be increased by up to €100 million subject to certain conditions and the rate of interest on these subordinated loans is EURIBOR plus 4.5%, of which 1.5% will be capitalized annually and paid upon reimbursement. The Subordinated Debt Facility Agreement relating to these loans was entered into on 30 September 2003 and is described in “Additional Information—Material Contracts—Subordinated Debt Facility Agreement” and “—Financing Package Agreement and Amended Financing Package Agreement”; and

•	a bonding guarantee facility of €3,500 million provided by a syndicate of banks to support our continued commercial activity. A French State-controlled financial institution will counter guarantee 65% of the aggregate amount of these bonds. This facility was entered into on 29 August 2003 and was amended on 1 October 2003.

Pending our receipt of proceeds from the financing package and the disposal of our T&D Sector, our short-term liquidity is being supported through the purchase of commercial paper (billets de trésorerie) by a syndicate of banks (for €120 million), and the purchase of commercial paper by the Caisse des Dépôts et Consignations, a financial institution controlled by the French State (for €300 million). This commercial paper will be rolled over until 12 months after the date of final issuance occurring before 8 February 2004. In addition, a syndicate of banks financed the early reimbursement to us of €180 million of debt due to us from two special purpose entities in connection with Marine vendor financing. In addition, the Caisse des Dépôts et Consignations has also committed to provide us with up to €900 million in commercial paper financing which will be available to us until the long term portion of our financing package becomes available (expected in December 2003), except that €100 million may remain outstanding until we receive the proceeds from the sale of our T&D Sector (expected in January 2004).

Restructuring

In line with the plan announced on 12 March 2003, we have begun the process of informing trade union representatives regarding the social consequences of the overhead reduction and industrial restructuring plans. This process is expected to continue in the coming months. On 16 June 2003, we informed the European Works Forum of proposed restructuring measures impacting almost 5,000 ALSTOM employees based in Europe. Of the proposed reduction in headcount, 1,866 positions are based in France, 835 in Germany, 260 in Italy, 301 in Poland, 1,065 in the United Kingdom, 100 in Spain and 470 in Switzerland. These reductions will impact each of our Sectors, other than Marine. We have not implemented restructuring plans in our Marine Sector, where our employees are currently heavily occupied.

Employee consultation is ongoing with respect to each of the proposed actions described above and additional restructuring measures are currently being implemented in countries both inside and outside of Europe. Pursuant to our restructuring plans, we have announced our intention to reduce our workforce by 7,300 employees in the aggregate worldwide (consisting of 5,300 employees in Europe and 2,000 employees outside of Europe).

Results of Fiscal Year 2004 to date

The following discussion of the results of fiscal year 2004 to date includes historical information regarding our orders and sales for the first quarter of the fiscal year, as well as forward-looking information regarding our expectations of performance for the first half of the fiscal year. By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on our current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors are described in greater detail elsewhere in this Annual Report on Form 20-F, including in the section “Forward-Looking Statements” and in “Key Information—Risk Factors”. In particular, the process of consolidating our Group’s financial statements for the first half of fiscal year 2004 will not be completed for several weeks. Nothing contained in this presentation should be construed as a definitive statement regarding our financial condition or results of operations at or for the six months ended 30 September 2003. Our results for the first half of fiscal year 2004 will be published on 13 November 2003.

Since 31 March 2003, we continued to face market uncertainties, a tightening contract performance bond market and, more generally, a weak global economy. The power generation and cruise-ship markets remained at historically low levels. The transport market remained relatively healthy, notably in the service activity, but as a whole lower than the record level of the previous year. The power service market remained sound. Against these difficult market conditions, uncertainty regarding the Group’s financial condition contributed to a significant decline in orders received.

Project reviews led management to make revised estimates of costs to complete contracts in our Transport Sector, leading to additional charges of €94 million in relation to the US Transport business. As discussed in Note 1(c) of the Consolidated Financial Statements, these revisions are reflected in the Consolidated Financial Statements for the fiscal year ended 31 March 2003 found in this Annual Report on Form 20-F, and will be reflected in our consolidated financial statements published in France for the fiscal year ended 31 March 2004. In addition, two key subcontractors on a utility boiler contract in the US declared bankruptcy, causing a charge estimated at approximately €60 million for the Power Environment Sector. Finally, the Group incurred higher financial expenses and restructuring costs in connection with the implementation of its action plan.

Orders received and backlog

In addition to weak markets for equipment and projects, the Group’s commercial activity for the first half of fiscal year 2004 was significantly impacted by customer uncertainty as to our financial future, as well as by difficulties in issuing contract bonds. This contributed to the low level of orders reported for the first quarter of fiscal year 2004, and to a continued decline in orders in the second quarter. These two factors had a number of significant negative impacts on our commercial activity:

•	In light of the long-term nature of many of our projects, customers delayed placing new orders or did not place orders with us and/or delayed making advance or progress payments pending confirmation of the establishment of our refinancing package and its approval by all relevant parties; and

•	Suppliers sought payment terms that were less favourable to us, negatively affecting our cash flow.

The following table sets out, on a sector and consolidated basis, our orders received for each quarter of fiscal year 2003 and the first quarter of fiscal year 2004.

Orders Received	FY 2002/03				FY 2003/04
	Q1	Q2	Q3	Q4	Q1
	(in € million)
	(unaudited)
Power Turbo-Systems	987	381	405	48	514
Power Environment	686	783	499	615	476
Power Service	934	752	757	491	814
T&D	1,092	976	703	961	922
Transport	1,624	1,676	1,900	1,212	884
Marine	19	6	110	28	105
Corporate and others*	333	289	579	277	320

Total Group	5,675	4,863	4,953	3,632	4,035

*	Including Industrial turbines

Orders received in the first quarter of fiscal year 2004 declined by 29%, to €4,035 million in the first quarter of fiscal year 2004 compared to €5,675 million in the first quarter of fiscal year 2003. Orders received increased by 11% compared to the fourth quarter of fiscal year 2003. Variations in exchange rates, particularly the dollar/euro exchange rate, had a negative impact of approximately 5%. Orders received were also affected by changes in the scope of consolidation, including particularly the disposal of our small industrial gas turbines business. The order backlog amounted to approximately €30 billion at 30 June 2003.

The geographic breakdown of orders received in the first quarter of fiscal year 2004 was broadly equivalent to the breakdown of orders in the first quarter of fiscal year 2003. Europe remained our most significant market, where orders received amounted to €1,957 million in the first quarter of fiscal year 2004, a decline of 32% compared to €2,860 million in the first quarter of fiscal year 2003. Orders received from North America declined 46%, to €648 million from €1,202 million in the prior period, and orders received from Latin America declined 54%, to €147 million from €324 million. The decline in the Americas was attributable to all Sectors, except for Power Service, and was particularly affected by the decline in the value of the dollar in relation to the euro. Orders received from Africa/Middle East increased 71%, to €707 million from €413 million in the prior period, and orders received from Asia/Pacific declined 34%, to €576 million from €876 million. The decline in Asia was due particularly to lower orders received by the Transport, Power Service and Power Turbo-Systems Sectors, partially offset by an improvement in orders received by the Power Environment Sector.

The principal order received by Power Turbo-Systems in first quarter of 2004 was a turnkey extension of a gas power plant in Bahrain. The Sector’s decline in orders received compared to the first quarter of fiscal year 2003 was due in part to the exceptionally high level of orders received in the earlier period, when several gas turnkey and steam contracts were booked. In the fourth quarter of fiscal year 2003, the Sector recorded no major orders.

The main orders received by Power Environment in the first quarter of fiscal year 2004 were contracts for heat recovery units in Germany and for a utility boiler in China. Compared to the first quarter of fiscal year 2003, the decrease in orders was due to the postponement of several projects in Environmental Control and a slowdown in Hydro, partly offset by a good performance in Heat Recovery systems.

Major orders booked in the first quarter of fiscal year 2004 by Power Service included two long-term gas turbine maintenance contracts in the US and in Brazil. Orders declined compared to the first quarter of fiscal year 2003, but showed a marked recovery as compared to the fourth quarter of fiscal year 2003, which was generally slow in all regions.

The level of orders received in the first quarter of fiscal year 2004 by T&D remained globally stable compared to the first quarter of fiscal year 2003. The principal order received in the quarter was the HVDC project between

Sweden and Denmark. The Transmission market continued to be sound during the quarter and the Sector registered a number of orders in the African/Middle-East market. This partially offset continued difficult market conditions in Western Europe, notably in Distribution products. Orders received by the Sector in the first quarter of fiscal year 2004 sales were in line with the first quarter of fiscal year 2003 but below the fourth quarter. The decline compared to the fourth quarter reflected a low order intake in the second half of last year and a slower first quarter in T&D.

In Transport, the main orders received in the first quarter of fiscal year 2004 were Lausanne metro infrastructure, CORADIA “Minuetto” trains for Trenitalia in Italy and metro cars for the Jubilee Line of the London Underground. Orders received in fiscal year 2003 included a high level of booking in North America (approximately €1 billion), where we expect orders for the current year to be very limited.

Orders received by Marine in the first quarter of fiscal year 2004 included a ferry for Seafrance.

In light of the difficult market conditions outlined above and the commercial effects of the uncertainty surrounding our financial condition, the decline in our orders received was confirmed in the second quarter of fiscal year 2004, affecting particularly our Power Turbo-systems, Power Environment and Transport Sectors, the latter having received a particular high level of orders last fiscal year notably in the US. We expect that orders received for the first half of fiscal year 2004 will amount to around €7 billion.

Sales

The following table sets out, on a sector and consolidated basis, our sales for each quarter of fiscal year 2003 and the first quarter of fiscal year 2004.

Sales	FY 2002/03				FY 2003/04
	Q1	Q2	Q3	Q4	Q1
	(in € million)
	(unaudited)
Power Turbo-Systems	1,241	1,171	694	751	584
Power Environment	715	742	749	892	624
Power Service	721	629	749	579	705
T&D	824	954	916	911	747
Transport	1,116	1,224	1,278	1,454	1,060
Marine	343	382	341	502	441
Corporate and others*	309	397	405	362	180

Total Group	5,269	5,499	5,132	5,451	4,341

*	Including Industrial turbines

Sales in the first quarter of fiscal year 2004 declined by 17.6%, from €5,269 million in the first quarter of fiscal year 2003 to €4,341 million in the first quarter of fiscal year 2004. Sales declined 20% compared to the fourth quarter of fiscal year 2003. Variations in exchange rates, particularly the dollar/euro exchange rate, had a negative impact of approximately 6%. Sales were also affected by changes in the scope of consolidation. The evolution in sales was attributable in large part to decline in order intake in fiscal year 2003, as described below in our analysis of the operating results of each Sector for the years ended 31 March 2001, 2002 and 2003. Overall, sales declined significantly in Power Turbo-Systems compared with the first quarter of fiscal year 2003, improved in Marine, and remained relatively stable in the other Sectors. Sales by Power Service reflected good performance in the US boiler and gas turbine markets. Sales by Marine reflected the delivery of the frigate ‘Hassan II’ for the Royal Moroccan Navy, the 1,000-cabin cruise-ship ‘Island Princess’ for P&O Princess (Carnival group) and the 550-cabin cruise-ship ‘Crystal Serenity’ for the Japanese Shipping Group NYK during the first quarter.

Europe was the most significant sales market, with sales of €2,036 million in the first quarter of fiscal year 2004, an increase of 6% compared to €1,918 million in the first quarter of fiscal year 2003. North American sales declined 48%, to €721 million from €1,390 million in the prior period, and Latin American sales declined 30%, to €277 million from €398 million. The decline in the Americas was particularly affected by the decline in the value of the dollar in relation to the euro. Sales to Africa/Middle East decreased 45%, to €303 million from €550 million in the prior period, and Asia/Pacific sales were stable at €1,003 million compared to €1,013 million.

In light of the lower level of orders received in fiscal year 2003 mainly in Power and Marine, we expect that sales for the first half of fiscal year 2004 should decrease as compared with last fiscal year.

Operating income

In the first quarter of fiscal year 2004 we undertook a review of the projects managed by our US Transport business and as a result identified the need to increase provisioning on certain contracts for additional costs to complete contracts in our Transport Sector. This information came to management’s attention after 2 July 2003, the date our General Shareholders’ Meeting approved our consolidated financial statements published in France. As a result, we expect to record additional charges of €94 million in the first half of fiscal year 2004 in our financial statements published in France. As discussed above in “—Introductory Note Regarding the Consolidated Financial Statements”, however, we are required to reflect these provisions in the Consolidated Financial Statements for the fiscal year ended 31 March 2003 included in this Annual Report on Form 20-F.

Other project reviews have led us to make revised estimates of costs to complete, with a corresponding negative impact on operating income. In particular, due to the bankruptcy of two key subcontractors on a utility boiler contract in the US, the cost to complete this project has been reassessed and will lead to a charge of approximately €60 million before tax in the first half of fiscal year 2004.

More generally, we expect operating income to decline as a result of the decrease in sales, which we do not expect to be offset by a corresponding decline in operating expenses until later in the year as the restructuring plan is implemented. In the light of these developments, we expect our operating margin to be significantly lower for the first half of fiscal year 2004.

Net income

Our financial expenses will remain high in the first half of fiscal year 2004. They should decrease in the next periods due to the decrease in debt through our disposal programme, our proposed capital increase and our proposed offering of bonds mandatorily reimbursable with shares.

Due to the low operating income combined with higher financial expenses and restructuring costs incurred in connection with our action plan, we expect to incur a net loss for the first half of fiscal year 2004.

Cash flow

We expect that net cash provided by (used in) operating activities should be strongly negative for the first half of 2004, mainly due to the application of the GT24/GT26 provisions and significant restructuring costs. In addition a slowdown in customer deposits and advances caused by insufficient bonding availability, a reduction in supplier credit and the uncertainty surrounding our financial condition have contributed to a significant decline in operating cash flow.

Maturity and Liquidity Update

We rely on a variety of sources of liquidity in order to finance our operations, including principally borrowings under revolving credit facilities, the issuance of commercial paper and asset disposals. Additional sources include customer deposits and advances and proceeds from the sale of trade receivables, including future trade receivables. In the past, we have also used the issuance of securities, including debt securities and preferred shares, as a source of liquidity.

At 31 March 2003, we had €600 million of unused confirmed credit, resulting from a bridge credit facility with a group of banks executed in March 2003. Also in March 2003, we entered into an agreement with a consortium of banks to extend until January 2004 the maturity of a revolving credit facility of €400 million and two bilateral loans totalling €75 million, originally scheduled to mature in March and April 2003. Proceeds from the disposal of assets foreseen in our strategy and action plan are, subject to certain exceptions and thresholds, first be used to repay and cancel the bridge facility and, subsequently, the extended facilities. We also have a €1,250 million syndicated revolving credit facility, maturing in April 2004, and a €976.3 million syndicated revolving facility, of which €254.8 million matured in August 2003 (and was paid) and €721.5 million will mature in August 2006. These facilities are subject to our compliance with certain financial covenants. For details of these covenants, please see Note 22 to the Consolidated Financial Statements and “Other Information—Material Contracts”.

In August 2003, we entered into a new financing package with more than 30 of our commercial lenders and the French State, and in September 2003 we amended this financial package, as described above under “—Recent Developments—Financing package.” If this financing package is implemented as expected, it will reduce and substantially change the maturity profile of our debt.

Maturity Profile

The following table sets forth our outstanding financial debt obligations as of 31 March 2003, indicating the amounts falling due in each of the indicated periods. These amounts do not include proceeds we expect to receive pursuant to transactions contemplated under our new financing package, and will change as a result thereof.

As of 31 March 2003(1)
		Principal amounts due in
	Outstanding 31 March 2003	Q1 Fiscal year 2004	Q2 Fiscal year 2004	Q3 Fiscal year 2004	Q4 Fiscal year 2004	Fiscal year 2005	Fiscal year 2006	After Fiscal year 2006
	(in € millions)
Redeemable preference shares	205	—	—	—	—	—	(205)	—
Subordinated notes	250	—	—	—	—	—	—	(250)
Bonds	1,200	—	—	—	(550)	—	—	(650)
Syndicated loans(2)	3,227	—	(254)	(600)	(400)	(1,250)	—	(723)
Bilateral loans	358	—	—	—	(75)	—	(50)	(233)
Bank overdrafts/other facilities/accrued interest(3)	316	(288)	—	—	—	(3)	(3)	(22)
Commercial paper(4)	83	(83)	—	—	—	—	—	—
Sub Total	5,639	(371)	(254)	(600)	(1,025)	(1,253)	(258)	(1,878)
Future receivables securitised	1,292	(659)	(186)	(98)	(91)	(254)	(4)	0
Total	6,931

(1)	Adjusted to reflect the amendments to our syndicated revolving credit facilities entered into in April 2003.
(2)	Including a €600 million bridge facility that was not drawn as at 31 March 2003.
(3)	Facilities entered into by subsidiaries have been classified as being immediately due because such facilities are generally uncommitted.
(4)	Generally with a maturity of two weeks but rolled over.

As of 31 March 2003, we had available unused credit lines and cash available on a consolidated basis of €2,370 million, compared with €3,896 million at 31 March 2002. The amounts as of 31 March 2003 consisted of:

•	Available credit lines of €600 million;
•	Cash available at the parent company level of €610 million; and
•	Cash available at the subsidiary level of €1,160 million.

ALSTOM, the parent company, may readily access some cash held by wholly owned subsidiaries through the payment of dividends or pursuant to intercompany lending arrangements. Local constraints can delay or restrict this access, however. Furthermore, while we have the power to control decisions of subsidiaries of which we are the majority owner, our subsidiaries are distinct legal entities and the payment of dividends and the making of loans, advances and other payments to us by them may be subject to statutory or contractual restrictions, be contingent upon their earnings or be subject to business or other constraints. These limitations include local financial assistance rules, corporate benefit laws and other legal restrictions. Our policy is to centralise liquidity of subsidiaries at the parent company level when possible.

Cash receipts and debt repayment since 31 March 2003

Since 31 March 2003 through 30 September 2003, we have realized net cash proceeds of €148 million from real estate disposals and €843 million from the sale of the Industrial Turbines business. €30 million of the proceeds from the real estate disposals and €443 million of proceeds from the sale of Industrial Turbines were used to repay amounts outstanding under our €600 million bridge facility. As a result, at 30 September 2003, €127 million remained outstanding under this facility. We also reimbursed €254 million of syndicated loans maturing on 1 August 2003.

In addition, we delivered two cruise-ships and completed several Transport Sector deliveries that were subject to receivables securitisation transactions, and as a result, €724 million of securitised future receivables were reimbursed as of 31 August 2003.

As discussed above under “—Recent Developments—Financing package”, in August 2003 we received €120 million in commercial paper financing from bank syndicates and €300 million in commercial paper financing from the Caisse des Dépôts et Consignations, as well as €180 million from the early reimbursement of receivables due to us by two special purpose entities in connection with Marine vendor financing. We used part of these proceeds, as well as the remaining proceeds from real estate disposals and the sale of Industrial Turbines, to finance our activity and working capital requirements.

Expected impact of financing package and disposals

We expect that future proceeds from the financing package and disposals of assets will provide us with significant additional cash resources (approximately €4,300 million before price adjustments on disposals, if any). These are expected to include:

•	€300 million from a capital increase, with proceeds expected to be received in December 2003;
•	approximately €900 million of bonds mandatorily reimbursable into shares, with proceeds expected to be received in December 2003;
•	approximately €1,500 million of new subordinated debt, of which the French State will provide approximately €300 million. €650 million of proceeds is expected to be received in December 2003 and €850 million in February 2004;
•	€200 million of new subordinated long term bonds to be issued to the French State, with proceeds expected in December 2003;
•	€300 million of subordinated bonds reimbursable with shares to be issued to the French State, with proceeds expected to be received in December 2003;
•	the major part of the proceeds from the sale of our T&D Sector (€950 million before closing adjustments), currently expected to be received in January 2004; and
•	50% of the remaining €125 million (currently held in escrow) from the completion of the sale of our Industrial Turbines division (assuming no utilization of escrowed amounts), expected to be received in April 2004, and the remainder in April 2005.

The approximately €1,500 million of new subordinated loans, as well as our new €3.5 billion Bonding Facility, are subject to financial covenants, which are described under “Additional Information—Material Contracts.”

To strengthen our liquidity, in connection with our financing plan the Caisse des Dépôts et Consignations has also committed to provide us with up to an additional €900 million in commercial paper financing which will be available to us until the long term portion of our financing package becomes available (expected in December 2003), except that up to €100 million may remain outstanding until we receive the proceeds from the sale of our T&D Sector (expected in January 2004). As of 6 October 2003, €200 million has been issued under this commitment.

Assuming receipt as and when expected, we intend to use the proceeds of our financing package and disposals as follows:

•	Proceeds from the €900 million of mandatorily reimbursable bonds and €350 million of the new subordinated loans will be immediately used to reimburse our €1,250 million revolving credit facility maturing in April 2004;
•	€550 million of the new subordinated loans will be used to repay outstanding bonds maturing in February 2004;
•	€127 million of proceeds from the €300 million capital increase will be used to reimburse the remaining amounts outstanding under the bridge facility;
•	€475 million of proceeds from the sale of our T&D sector will be used to repay amounts outstanding under the extended facilities; and
•	The remainder (approximately €1,700 million) will be used to reimburse short term facilities and commercial paper (€1,320 million) and increase liquidity available to the Group.

The following table sets forth our outstanding financial debt obligations (excluding future receivables securitised) as of 31 March 2003 as adjusted to take into account the expected impact of certain transactions contemplated by our new financing package and the use of the proceeds thereof as described above. More particularly, the following assumes the completion in full of: (i) the €300 million capital increase in December 2003; (ii) the €300 million offering of subordinated bonds with 20 year maturity to the French State in December 2003; (iii) the €200 million offering of subordinated bonds with 15 year maturity to the French State in December 2003; and (iv) an issuance of approximately €900 million of bonds mandatorily reimbursable with shares due in 2008 in December 2003. The following also assumes the receipt of aggregate proceeds of approximately €1,500 million under our new Subordinated Debt Facility, and the full utilization of €1,320 million of commercial paper provided by a syndicate of banks (for €120 million) and the Caisse des Dépôts et Consignations (for €1,200 million). See “Key Information—Risk Factors—If the implementation of our financing package is delayed or prevented, we could face severe liquidity problems.” The following table does not reflect the potential impact of proceeds from disposals or from cash from operations.

Pro forma maturity and liquidity profile

			Principal amounts due in
	Outstanding 31 March 2003(1)		Q1 Fiscal year 2004	Q2 Fiscal year 2004		Q3 Fiscal year 2004		Q4 Fiscal year 2004	Total Fiscal Year 2004		Fiscal year 2005	Fiscal year 2006	Fiscal year 2007	After Fiscal year 2007
	(unaudited, in € million)
Redeemable preference shares	205		—	—		—		—	—		—	(205)	—	—
Subordinated notes	250		—	—		—		—	—		—	—	(250)	—
Bonds	1,200		—	—		—		(550)	(550)		—	—	(650)	—
Syndicated loans(2)	3,227		—	(254)		(1,850	)(3)	(400)	(2,504)		—	—	(723)	—
Bilateral loans	358		—	—		—		(75)	(75)		—	(50)	(33)	(200)
Bank overdrafts/other facilities/accrued interests(4)	316		(288)	—		—		—	(288)		(3)	(3)	(3)	(19)
Commercial paper	83	(5)	(83)	1,320	(6) (7)	(800)		(100)	337		(420)	—	—	—
New subordinated loan	—		—	—		650	(7)	850 (7)	1500	(7)	—	—	—	(1,500)
New subordinated long term bond	—		—	—		200	(7)	—	200	(7)	—	—	—	(200)
New subordinated bonds reimbursable with shares	—		—	—		300	(7)	—	300	(7)	—	—	—	(300)
Total	5,639		(371)	1,066		(1,500)		(275)	(1,080)		(423)	(258)	(1,659)	(2,219)
Capital increase	—		—	—		300	(7)	—	300	(7)	—	—	—	—
Bonds mandatorily reimbursable with shares	—		—	—		900	(7)	—	900	(7)	—	—	—	—
Liquidity and other funding sources	5,639		(371)	1,066		(300)		(275)	120		(423)	(258)	(1,659)	(2,219)

(1)	Adjusted to reflect the amendments to our syndicated revolving credit facilities entered into in April 2003.
(2)	Including a €600 million bridge facility that was not drawn at 31 March 2003.
(3)	Includes the expected early repayment of €1,250 of syndicated loans in the third quarter of fiscal year 2004.
(4)	Facilities entered into by subsidiaries have been classified as being immediately due because such facilities are generally uncommitted.
(5)	Generally with a maturity of two weeks but rolled over.
(6)	Maximum availability under commitments provided by a syndicate of banks (€120 million) and the Caisse des Dépots et Consignation (€1,200 million).
(7)	Expected proceeds to ALSTOM.

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in business composition

Our results of operations for the three years ended 31 March 2001, 2002 and 2003 have been significantly impacted by the acquisitions and disposals described below. The table below sets out our main acquisitions and joint ventures during the periods indicated. Sales and numbers of employees are presented for the fiscal year preceding the acquisition, except as otherwise indicated.

Companies/Assets acquired

	Sectors	Country/ Region	% of shares acquired	Sales (in € million)		Number of employees
Fiscal year 2003
Fiat Ferroviaria(1)	Transport	Italy	Remaining 49%
Farham	T&D	United Kingdom	Assets	5		62
Fiscal year 2002
Bitronics, Inc.	T&D	United States	100%	13		60
Railcare Ltd	Transport	United Kingdom	100%	53		633
Ansaldo Coemsa SA	T&D/ Power	Brazil	100%	40		516
Fiscal year 2001
ABB ALSTOM Power	Power	World-wide	Remaining 50%	7,706	(2)	58,000
Norweb Contracting	Contracting/ T&D	United Kingdom	Assets	65		300
Scottish Power Contracting	Contracting/ T&D	United Kingdom	Assets	100		1,100
Sunvic	Contracting	Germany	100%	81		750
Traxis	Transport	Netherlands	100%	37		240
Fiat Ferroviaria(1)	Transport	Italy	51%	375		2,200
Faceo (JV with property management subsidiaries of Thales)	Contracting	France	50%	163		1,000

(1)	Fiat Ferroviaria consolidated with effect from 1 October 2000.
(2)	100% of ABB ALSTOM Power sales for period from 1 July 1999 to 31 March 2000.

The table below sets out our main disposals during the periods indicated. Sales are presented for the fiscal year preceding disposal.

Companies/Assets disposed of

	Sectors	Country/ Region	% of shares disposed of	Sales (in € million)	Number of employees
Fiscal year 2003
Operations in South Africa	All Sectors	South Africa	90%	170	4,000
AP Insurance Ltd.	All Sectors	Switzerland	100%	28	0
Brazil Services	T&D	Brazil	51%	9	911
Réducteurs de Mesures	T&D	Italy	Assets	7	98
Fiscal year 2002
Contracting Sector	Contracting	World-wide	100%	2,485	23,797
GTRM	Transport	United Kingdom	51%	229	4,203
ALSTOM Power Boilers (Waste to energy) business	Power	France	100%	124	155
Fiscal year 2001
Various businesses reported within the Industry Sector	Industry	World-wide	100%	281	2,800

Power

Under the terms of the agreement we signed on 23 March 1999, we sold our heavy-duty gas turbines business to General Electric (GE) for net proceeds of US$912 million. The heavy-duty gas turbines business we sold to GE contributed €609 million to our sales for the year ended 31 March 1999. Also on 23 March 1999, we entered into an agreement with ABB to create a new joint venture, ABB ALSTOM Power. On 30 June 1999, we transferred to ABB ALSTOM Power all of our Energy operations, except for the heavy-duty gas turbines business that we had sold to GE. ABB transferred to ABB ALSTOM Power substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc. and its asbestos liabilities. At the time of the transaction, the combined sales of ABB ALSTOM Power amounted to approximately €9.9 billion, of which approximately €7.2 billion was contributed by ABB and approximately €2.7 billion by us. To offset the difference in the size of the contributions made by us and by ABB and to reach ownership parity, we paid ABB €1.48 billion, approximately US$1.53 billion at that date, upon the creation of the joint venture. On 11 May 2000, we acquired ABB’s 50% interest in ABB ALSTOM Power. We paid ABB €1.25 billion in cash.

This transaction included the resolution of all outstanding matters related to the formation of the joint group. In these two transactions, we acquired substantially all of ABB’s power generation business for approximately US$2.7 billion.

As a result of this repositioning, the reported figures for Power in fiscal years 2001, 2002 and 2003 are not directly comparable. For fiscal year 2001, the figures reflect the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. The figures for fiscal years 2002 and 2003 reflect the full consolidation for the entire year.

Power Conversion

Power Conversion was created on 1 July 1999 from the merger of our Drives and Controls, Motors and Generators and several smaller related businesses previously part of our former Industry Sector. Power Conversion replaced Industry within our reporting structure from 1 April 2000. We integrated this Sector into T&D with effect from 1 April 2002. Power Conversion will not be included in our sale of the T&D Sector.

Contracting

We sold our former Contracting Sector on 20 July 2001 to CDC Equity Capital (CDC IXIS Group) and Charterhouse Development Capital, which financed a management buy-out. The transaction was finalised with a sale price of €756 million.

Change in presentation of accounts

The following changes have been made to the presentation of our accounts and previous years’ figures have been restated accordingly. See Note 2(a) to the Consolidated Financial Statements.

•	Amortisation of goodwill is now presented immediately above net income and no longer included in Earnings Before Interest and Tax (EBIT).

•	Securitisation of future receivables is no longer included in Customer deposits and advances and is being added to our financial debt.

•	The related costs of securitisation of future receivables are accounted for in Financial income (expenses) rather than in Other income (expense).

•	Cash effects of securitisation of existing receivables are now shown separately in the consolidated statement of cash flows.

•	Deferred tax assets and liabilities are shown net to reflect the effects of tax groupings within the same scope.

The following changes have been made to the presentation of our accounts for financial year 2003, however, previous year’s figures have not been restated. See Note 22 of the Consolidated Financial Statements.

•	Our €205 million preference shares, redeemable in 2006, have been reclassified in long-term financial debt; and

•	Our €250 million undated subordinated notes have been reclassified in financial debt.

Use and reconciliation of non-GAAP financial measures

From time to time in this section, we disclose figures which are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in France.

Comparable basis

The figures presented in this section include performance indicators presented on an actual basis and on a comparable basis. Figures have been given on a comparable basis in order to eliminate the impact of changes in business composition and changes resulting from the translation of our accounts into Euros following the variation of foreign currencies against the Euro. All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a comparable basis both for our internal analysis and for our external communications, as we believe they provide means by which to analyse and explain variations from one period to another. However, these figures provided on a comparable basis are unaudited and are not measurements of performance under either French or US GAAP.

To prepare figures on a comparable basis, we have performed the following adjustments to the corresponding figures presented on an actual basis:

•	we have restated the actual figures for fiscal years 2001 and 2002 using 31 March 2003 exchange rates for order backlog, orders received, sales and operating income and elements constituting our operating income.

•	adjustments due to changes in business composition have then been made to the same line items for fiscal years 2001 and 2002. More particularly:

•	contributions of material activities sold since 1 April 2001 have been excluded from the figures reported in fiscal years 2001 and 2002, mainly Contracting and GTRM;

•	contributions of material activities acquired since 1 April 2001, have been included in the figures reported in fiscal years 2001 and 2002 using historical data or the same data as fiscal year 2003 when historical data were not available, mainly Fiat Ferroviaria; and

•	the contribution of ABB ALSTOM Power from 1 April 2000 to 10 May 2000 has been included to reflect a 100% consolidation of Power Sector in fiscal year 2001.

The following table sets out the estimated impact of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this Annual Report both on an actual basis and on a comparable basis for fiscal years ended 31 March 2001, 2002 and 2003. No adjustment has been made on figures disclosed for fiscal year 2003:

	Year ended 31 March
	2001				2002				2003
	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures
	(in € million)
Unaudited figures
Order backlog – Power	17,740	(1,736)	(170)	15,834	15,404	(1,569)	0	13,835	11,386
Order backlog – T&D	2,771	(151)	0	2,620	2,923	(252)	(26)	2,646	2,694
Order backlog – Transport	13,124	(1,484)	157	11,797	14,505	(986)	21	13,540	14,675
Order backlog – Marine	3,706	0	0	3,706	2,928	0	0	2,928	1,523
Order backlog – Other	2,088	(169)	(1,780)	139	55	(5)	(4)	46	52
ORDER BACKLOG	39,429	(3,540)	(1,793)	34,097	35,815	(2,812)	(8)	32,995	30,330
Orders received – Power	11,502	(711)	397	11,188	11,033	(734)	0	10,299	8,602
Orders received – T&D	3,619	(135)	0	3,484	3,877	(219)	(56)	3,602	3,732
Orders received – Transport	5,558	(408)	(123)	5,027	6,154	(176)	(510)	5,469	6,412
Orders received – Marine	1,835	0	0	1,835	462	0	0	462	163
Orders received – Other	3,213	(50)	(2,801)	362	1,160	(41)	(992)	127	214
ORDERS RECEIVED	25,727	(1,304)	(2,527)	21,896	22,686	(1,170)	(1,557)	19,959	19,123
Sales – Power	12,040	(758)	392	11,675	12,976	(878)	0	12,098	10,901
Sales – T&D	3,409	(103)	0	3,306	3,814	(202)	(49)	3,563	3,605
Sales – Transport	4,400	(322)	(29)	4,049	4,413	(196)	(224)	3,994	5,072
Sales – Marine	1,841	0	0	1,841	1,240	0	0	1,240	1,568
Sales – Other	2,860	(100)	(2,491)	270	1,010	(36)	(818)	156	205
SALES	24,550	(1,283)	(2,127)	21,140	23,453	(1,312)	(1,090)	21,051	21,351
Cost of sales(1)	(20,428)	992	1,817	(17,619)	(19,623)	1,136	948	(17,541)	(19,281)
Selling expenses	(1,140)	62	112	(966)	(1,078)	44	28	(1,006)	(970)
R & D expenses	(629)	36	5	(588)	(575)	13	1	(561)	(622)
Administrative expenses	(1,202)	141	61	(1,001)	(1,236)	54	77	(1,105)	(1,079)
OPERATING INCOME(1)	1,151	(52)	(133)	966	941	(65)	(37)	839	(601)
Operating income – Power	448	(24)	19	443	572	(46)	0	526	(690)
Operating income – T&D	275	(0)	0	275	226	(11)	(5)	210	227
Operating income – Transport(1)	266	(28)	(19)	219	101	(8)	(11)	83	(118)
Operating income – Marine	80	0	0	80	47	0	0	47	24
Operating income – Other(2)	82	0	(134)	(51)	(5)	0	(22)	(27)	(44)
OPERATING INCOME(1)	1,151	(52)	(133)	966	941	(65)	(37)	839	(601)

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.
(2)	Including Contracting for €123 million in fiscal year 2001 and for €30 million in fiscal year 2002 on actual basis.

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2003 were the US Dollar, British Pound, Swiss Franc, Mexican Peso and Brazilian Real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2003. The impact was a decrease by approximately 5% for both compared with fiscal year 2002.

KEY OPERATING AND GEOGRAPHICAL FIGURES FOR THE YEARS ENDING 31 MARCH 2001, 2002 AND 2003

The following tables set out, on an actual and comparable basis, select key financial and operating figures for the Group as a whole. Corresponding figures will be presented and discussed on a Sector by Sector basis in following sections.

Total Group actual figures

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Order backlog	39,429	35,815	30,330	-9%	-15%
Orders received	25,727	22,686	19,123	-12%	-16%
Sales	24,550	23,453	21,351	-4%	-9%

Total Group comparable figures

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Order backlog	34,097	32,995	30,330	-3%	-8%
Orders received	21,896	19,959	19,123	-9%	-4%
Sales	21,140	21,051	21,351	0%	1%

Order backlog

Our order backlog consists of a combination of confirmed orders for short-term projects, particularly for our T&D Sector and our various service activities, and confirmed orders for longer-term projects, particularly for our Power, Marine and Transport Sectors. Our short-term projects are generally traded within one year of the date we record the order, while long-term projects generally are traded within three years. Operation and maintenance contracts can often have terms of up to ten years and occasionally much longer.

The order backlog decreased by 15% in fiscal year 2003 compared with fiscal year 2002. Slightly less than half of the decrease was mainly due to exchange rate variations and, to a lesser extent, changes in business composition. On a comparable basis, the decrease is 8%.

On an actual basis, order backlog included €6.1 billion of operation and maintenance contracts at 31 March 2003 compared with €5.8 billion at 31 March 2002, illustrating the increasing importance of service businesses in our activities. Given the decrease in other orders received, the importance of service businesses is even more pronounced.

The order backlog decreased by 9% in fiscal year 2002 compared with fiscal year 2001, on an actual basis, due primarily to the disposal of Contracting and GTRM. On a comparable basis, the decrease was 3% mainly due to Power and Marine, partially offset by an increase in Transport.

The order backlog in terms of months of sales (calculated by dividing the order backlog by one twelfth of annual sales) slightly decreased from 18 months in fiscal year 2002 (19 months on a comparable basis) to 17 months in fiscal year 2003.

Orders received

Orders received represent the value of all the agreements signed with customers to supply a product or set of products and/or to provide a service or a set of services within a specified time, and under specified quality, price and funding conditions. They represent our future sales.

Orders received decreased by 16% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, mainly due to the disposal of Contracting and GTRM and to exchange rate variations. On a comparable basis, the decrease was 4%, mainly in the last quarter of fiscal year 2003 and mainly due to a decrease in the Power and Marine Sectors, partially offset by a strong increase in Transport. Orders received during fiscal year 2002 decreased by 12% on an actual basis, due to the lack of significant Marine orders following an exceptionally strong fiscal year 2001, partly offset by increases in Transport and T&D. Power orders received decreased in fiscal year 2002.

Geographical analysis of orders received by country of destination

We have a permanent industrial or commercial presence in more than 70 countries around the world. The table below sets out, on an actual basis, the geographic breakdown of orders received by country of destination.

	Year ended 31 March
	2001	% contrib.	2002	% contrib.	2003	% contrib.
	(in € million)
Total Group actual figures
Europe	11,503	45%	10,096	45%	8,889	46%
North America	6,416	25%	5,161	23%	4,604	24%
South and Central America	1,567	6%	1,832	8%	998	5%
Asia / Pacific	3,955	15%	4,162	18%	2,717	14%
Middle East / Africa	2,286	9%	1,435	6%	1,915	10%
Orders received by destination	25,727	100%	22,686	100%	19,123	100%

In fiscal year 2003, the geographic breakdown of orders received was broadly equivalent to that in fiscal year 2002. Europe remained the most important market in terms of orders received, with 46% of the total. On an actual basis, orders received decreased in this region by 12% in fiscal year 2003 compared with fiscal year 2002 due to the disposal of GTRM and Contracting. On a comparable basis, they increased by 3%, due to the increases in France, Germany and Sweden. North America decreased during the fiscal year due to exchange rate variations but remained stable on a comparable basis, as the US dropped particularly in the gas turbine market. The slowdown of Power in the US has been partly compensated by orders received by Transport, which received certain large contracts during the year (metros in New York; subway cars in Washington; passenger rail coaches in New Jersey).

The 46% decrease in South America resulted from exchange rate variations and from Power where the market followed the North America trend. Although Asia/Pacific decreased by 35% due to a lack of liquidity, prospects are encouraging as there were signs of recovery in that region towards the end of the period. Orders received in Middle East/Africa increased by 33% (53% on a comparable basis) between fiscal years 2002 and 2003.

Geographical analysis of sales by country of destination and of origin

The table below sets out, on an actual basis, the geographical breakdown of sales by country of origin and by country of destination. Sales by country of destination are presented by Sector on an actual basis in “Information About ALSTOM—Business Overview”.

Total Group actual figures

	Year ended 31 March
	2001		2002		2003
	Origin	Destination	Origin	Destination	Origin	Destination
	(in € million)
Europe	16,412	11,078	14,755	9,313	14,762	9,219
North America	5,414	6,863	5,623	6,255	3,935	4,719
South and Central America	598	952	683	1,439	601	1,534
Asia / Pacific	1,771	3,957	2,050	4,521	1,833	3,727
Middle East / Africa	355	1,700	342	1,925	220	2,152
Sales	24,550	24,550	23,453	23,453	21,351	21,351

Sales by country of destination

Europe remained stable in fiscal year 2003 compared with fiscal year 2002 but increased by 11%, on a comparable basis, resulting mainly from high levels of deliveries to SNCF during fiscal year 2003. In Mexico (classified in North America) and in the US, the execution of gas turbines projects began nearing an end, resulting in a marked decrease in sales. This has been compensated by Middle East/Africa where large projects were being executed (Al Hidd Phase 2 in Bahrain and Okpai Lot 1 in Nigeria). The growth by 7% (net of a decrease by 15% due to exchange rate variations) in South and Central America was the result of large orders received from previous years that are being executed (i.e. Brazil and Chile). The Asia/Pacific trend remained stable, as the fluctuation was consistent with the normal fluctuation of companies executing large projects.

Sales by country of origin

Sales by origin tended to be more stable. Historically, our businesses had strong origins in Europe (GEC, ALCATEL ALSTHOM, ABB and AEG). European Union production was dominated by France (24% of our employees), UK (12% of our employees), Germany (9% of our employees) and Switzerland (5% of our employees).

POWER

The following table sets out some key financial and operating data for the Power Sector:

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Power Actual figures
Order backlog	17,740	15,404	11,386	-13%	-26%
Orders received	11,502	11,033	8,602	-4%	-22%
Sales	12,040	12,976	10,901	8%	-16%
Operating income	448	572	(690)
Operating margin	3.7%	4.4%	-6.3%
R&D expenditures	(370)	(350)	(409)

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Power Comparable figures
Order backlog	15,834	13,835	11,386	-13%	-18%
Orders received	11,188	10,299	8,602	-8%	-16%
Sales	11,675	12,098	10,901	4%	-10%
Operating income	443	526	(690)
Operating margin	3.8%	4.3%	-6.3%

Orders received

Fiscal year 2003 saw an abrupt market downturn in the US – particularly in the gas turbine market. There were multiple order cancellations and postponements in fiscal year 2003 due to the excess capacity created in the previous two years. Private investors, attracted by the market liberalisation in the US, were badly hurt last year as the sudden over-capacity resulted in electricity prices falling significantly and a large value decrease of their generation assets. Latin America suffered from economic difficulties and regulatory confusion, and this led to a drop in the number of projects being built. In Europe, the market remained active, in particular in Spain and Italy. New power stations were ordered in the Middle East at a steady pace throughout the year. In Asia, a lack of liquidity and perceived comfortable reserve margins in some countries held back projects, but there were signs of a recovery towards the end of the fiscal year. China continued to develop its capacity, however this was dominated by projects awarded primarily to local suppliers.

The increased price volatility for fuel and electricity emanating from the liberalisation of markets has re-emphasised the need for flexibility and diversity of power generation technologies. Environmental policies are increasingly being integrated into market requirements favouring our environmental control equipment.

In this uncertain market, on an actual and comparable basis, orders received in fiscal 2003 were respectively 22% and 16% below fiscal year 2002, with a more pronounced drop occurring in the last quarter of fiscal year 2003. The difference between actual and comparable figures was due to exchange rate variations exclusively.

With respect to the business segments within the Power Sector in fiscal year 2003:

•	Boilers & Environment decreased compared with the prior fiscal year. This reduction was mainly seen in the Heat Exchange and Heat Recovery Business, due to the significant decrease in gas power plant orders this year.

•	Customer Service finished fiscal year 2003 ahead of last fiscal year supported by improved O&M (Operation and Maintenance) business and a continued strong performance in Western European markets and in the US;

•	the main reduction was seen in Gas Turbines, following the sharp downturn in the global new equipment market;

•	orders received in Hydro showed a small increase compared with fiscal year 2002;

•	orders received for Industrial Turbines decreased compared with fiscal year 2002 due to the downturn in the US gas and combined-cycle markets, further negatively influenced by continued low volumes in the Flow Systems market; and

•	orders received for Steam Power Plant increased compared with fiscal year 2002. The turnkey market was low in the fiscal year, with few new orders booked; however, the world-wide retrofit market has been strong, supported by demand for nuclear power plant life-extension, mainly in the US.

By geography, orders received significantly increased by 16% in the European Union, due to an increase in France, Germany and Sweden. North America dropped by 39%, due to the US. South America has followed North America, and the Brazilian economy has deteriorated thus reducing the likelihood of new infrastructure investments in the near future. Asia was still an important market, and although there was some slowdown in fiscal year 2003, prospects remain optimistic.

Orders received by Power in fiscal year 2002 decreased by 4% on an actual basis compared with fiscal year 2001, and by 8% on a comparable basis. The difference between the actual and comparable figures was mainly due to the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001.

Customer Service, Boilers & Environment products and Industrial Gas Turbines segments saw significant increases in orders received. Those increases were offset by declines in Steam Power Plant and Heavy-Duty Gas Turbines, due to the postponement of turnkey projects, and in Hydro.

Sales

Sales in fiscal year 2003 decreased by 16% compared with fiscal year 2002, on an actual basis, and by 10% on a comparable basis. With respect to the business segments within the Power Sector in fiscal year 2003:

•	Boilers & Environment Segment sales increased, due to higher demand for environmental control and a strong opening backlog in utility boilers and energy recovery systems;

•	Customer Service Segment sales also increased compared with fiscal year 2002, supported by improved volumes coming from O&M contracts;

•	a sharp decrease of sales in the Gas Segment was due to the decline in order intake in earlier years;

•	due to a high past order intake, Hydro Power Segment sales also increased as the order backlog converted into sales;

•	Industrial Turbine Segment sales remained stable; and

•	a sharp decrease of sales in the Steam Power Plant Segment was due to the reduction in the backlog of large turnkey project deliveries.

By geography, North America continued to represent the main region for Power, with deliveries of gas turbines, boiler and steam components as well as our strong service business. Europe remained an important market where sales increased by 5%, while Asia/Pacific decreased by 34%.

Sales increased by 8% in fiscal year 2002 compared with fiscal year 2001, on an actual basis and by 4% on a comparable basis. The main contributors to this increase were Customer Service and Industrial Gas Turbines. This increase was partly offset by decreases in Boiler & Environment, Steam Power Plant and Gas Turbines. Hydro sales remained stable.

Operating income (loss) and operating margin

Operating income and operating margin both decreased in fiscal year 2003 to an operating loss of €690 million and a margin of -6.3% compared with operating income of €572 million and a margin of 4.4% in fiscal year 2002 on an actual basis. Significant increases in the Boiler & Environment, Steam Power Plant and Industrial Turbine Segments were mainly due to improved margins.

These improvements were offset by the negative financial effects of the GT24/GT26 gas turbines problems and the related exceptional provisions and accrued contract costs recorded in fiscal year 2003, as well as by a sharp decrease in sales in the gas turbine segment, which were partially offset by reductions in cost estimates on other Power Sector contracts following project reviews. Operating margin increased to 4.4% in fiscal year 2002, from 3.7% in fiscal year 2001.

New organisation

With effect from 1 April 2003, the Power Sector was reorganised into 3 new Sectors (4 Sectors before the disposal of the former Industrial Turbines Businesses):

•	Power Turbo Systems;

•	Power Service; and

•	Power Environment.

Update on GT24/GT26 gas turbine issues

GT24 and GT26 gas turbines, with outputs of 180 MW and 268 MW, respectively, are the largest of our extensive range of gas turbines. The technology was originally developed by ABB in the mid-1990s, with most sales made prior to the acquisition by ALSTOM. These turbines are based on an advanced design concept. At the start of the commercial operation of the second generation, or “B” version turbines, in 1999 and 2000, a number of technical issues were identified, showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while we developed the technical solutions to allow full rating operation. We also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that we call a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our cost and agreed on contractual amendments, including revised financial conditions, with each customer.

We have already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet was above 98% in the 2002 calendar year. Operational reliability and flexibility are important for our customers, particularly for those in merchant markets.

Our confidence in the technology has been reinforced by the major progress achieved over the past six months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested as follows:

•	Compressor massflow and efficiency increase for GT26 - Successful demonstration of increased electrical output improvement at our full-scale test facility in Birr, Switzerland. Compressor massflow and efficiency increase for GT24 were successfully tested at a power plant in Mexico. Improved, validated and tested compressor upgrades are now being delivered to existing site installations and in new applications.

•	High fogging Inlet System - Successful demonstration of an increase of more than 6% in electrical output in both the test facility and field validation units. The system can be applied to both existing and new gas turbine installations.

•	Dual Fuel Capability – Successful demonstration in both the test facility and field validation units. The system is now available for commercial application on both existing and new gas installations.

Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 by using their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, we see that the technology has stabilised. The 71 machines in service accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming clearer. Of the 80 units, 72 units are in commercial operation, two are in commissioning, two are in construction and for four units the contract is in suspension. Commercial disputes are pending with two customers, one of which is in litigation.

Under agreements covering 32 of the units, we are committed to or otherwise have the opportunity to make upgrade improvements within agreed time periods. The remaining units which are in commercial operation are either in normal warranty or have had those warranty periods expire. The order backlog included €558 million, at 31 March 2003, in respect of a GT26 contract for the four units currently suspended on which the owner had an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

In the fourth quarter of fiscal year 2003 unexpected setbacks and delays, now resolved, were experienced in validating and testing several important components of the recovery package, notably the compressor upgrade and “full lifetime” blades. These delays resulted in our being unable to implement certain scheduled performance recovery measures during the recovery periods agreed with certain of our customers.

In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. We also incur additional costs because we have been forced to shut down the machines more frequently to replace short life components at our expense. Our previously expected targets were therefore not achievable in the current context.

For a discussion of the current and historical provisions and accrued contract costs we have recorded in respect of the GT24/GT26 gas turbines, see “– Main Events of Fiscal Year 2003 – Exceptional problems with our GT24/GT26 heavy-duty gas turbines.” For further information relating to our consolidated provisions for penalties and claims, see Note 20 to the Consolidated Financial Statements. Reference should also be made to “Key Information—Risk Factors – Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered”.

TRANSMISSION & DISTRIBUTION (T&D)

The following table sets out some of the key financial and operating data for the T&D Sector:

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
T&D actual figures
Order backlog	2,771	2,923	2,694	5%	-8%
Orders received	3,619	3,877	3,732	7%	-4%
Sales	3,409	3,814	3,605	12%	-5%
Operating income	275	226	227
Operating margin	8.1%	5.9%	6.3%
R&D expenditures	(135)	(106)	(121)

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
T&D comparable figures
Order backlog	2,620	2,646	2,694	1%	2%
Orders received	3,484	3,602	3,732	3%	4%
Sales	3,306	3,563	3,605	8%	1%
Operating income	275	210	227
Operating margin	8.3%	5.9%	6.3%

Orders received

In fiscal year 2003, the transmission and distribution market decreased compared to fiscal year 2002. The main reasons were investment delays due to deregulation uncertainty in the US and reduced capital expenditures of industrial customers. This has mainly affected the US and European markets while the Chinese and Northern African markets remained strong. New growth drivers of the transmission and distribution market have gained momentum, though they have not reached their full expected impact. In several developed countries, governments have set aggressive targets for the development of renewable energy sources. Power quality concerns and removal of transmission and distribution bottlenecks have lead to an important growth of the power electronics market, mainly in Static Var Compensators. While the digitalisation of the transmission and distribution networks is progressing, the rapid development of energy and market management systems has temporarily stagnated due to deregulation delays in the US.

Orders received decreased by 4% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, orders received increased by 4%. The product activity both in medium voltage and power transformers has been weak while, globally, transmission projects and systems and service businesses maintained a sound activity level. Total orders for T&D Service activities as a whole amounted to just over €460 million in fiscal year 2003.

Geographically, market growth continued in fast-developing countries such as China and Eastern Europe, while Western Europe was flat and the US experienced a slowdown in deregulation, which had a negative impact on growth. The level of orders received decreased slightly in Europe, particularly in Switzerland and the United Kingdom. However, this was partly offset by an increased orders from Austria, Greece and Spain. Europe remained the largest contributor to T&D Sector activity. The Americas have experienced a fall in order intake despite large orders such as that of Ancoa/Charrua in Chile. In Mexico, the decrease is due to the smaller number of large transmission projects contracts being recorded, while in the US there has been a decrease in activity of both medium- and high-voltage products. Canada, however, has experienced an increase in orders received. Despite this fall in activity, the Americas account for 21% of T&D’s orders received. The African market has undergone the largest growth in activity, mainly due to an order received from BCC Sonelgaz in Algeria for the refurbishment of various substations. Despite continuing growth in China, Taiwan and Singapore, T&D orders in Asia/Pacific decreased due to a lower level of activity in Australia, Hong Kong and India.

Orders received in fiscal year 2002 increased by 7% over fiscal year 2001, on an actual basis and 3% on a comparable basis. This performance in a difficult market was achieved principally through the creation of a new international marketing and sales organisation.

Sales

Sales decreased by 5% in fiscal year 2003 compared with fiscal year 2002 on an actual basis, due to changes in business composition and exchange rate variations. On a comparable basis, sales increased by 1%. This growth in sales was strongest in the Middle East, as a result of the important transmission project and energy management market contracts signed in Qatar and the United Arab Emirates last year. The level of sales in Algeria also increased significantly. T&D’s level of sales decreased slightly in Europe and the Americas due principally to the lower short term orders received in product activities, when compared to the volume of system orders where the cycle time generally exceeds 12 months. Within Europe this trend has been particularly felt in Belgium, Sweden, Spain, and, in the Americas especially in Colombia, Venezuela and the US. However, Europe and the Americas remain T&D’s main markets. In Mexico, sales were boosted by the trading of the SE410 and SE504 N.O projects and in the Netherlands Antilles by the Curacao contract from transmission projects. Total sales by the Services business represented just over €500 million in fiscal year 2003.

T&D’s sales in fiscal year 2002 increased by 12% compared with fiscal year 2001, on an actual basis, and by 8% on a comparable basis. This increase in sales was particularly strong in the Americas, due to the important energy management contracts signed in previous years in the US and continuing growth in Brazil. The Middle East increased, following the execution of transmission projects in Kuwait and in the United Arab Emirates. Europe remained stable, with increases in Western Europe, Eastern Europe and the UK, offsetting declines in Germany.

Operating income and operating margin

T&D operating income amounted to €227 million in fiscal year 2003, compared with €226 million in fiscal year 2002, on an actual basis. Operating margin increased to 6.3% from 5.9% in the prior fiscal year. This increase in margin was the first result of better monitoring of overhead expenditure and of our cost reduction programmes, partly offset by continuing price pressure in some market segments. Systems activity improved as a result of tighter risk management, while profits from medium-voltage products were impacted by lower volumes.

The operating margin decreased to 5.9% in fiscal year 2002 from 8.1% in fiscal year 2001, on an actual basis. This decrease in the operating margin was mainly attributable to price decreases in some market segments.

TRANSPORT

The following table sets forth some key financial and operating data for the Transport Sector:

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Transport actual figures
Order backlog	13,124	14,505	14,675	11%	1%
Orders received	5,558	6,154	6,412	11%	4%
Sales	4,400	4,413	5,072	0%	15%
Operating income(1)	266	101	(118)
Operating margin(1)	6.0%	2.3%	-2.3%
R&D expenditures	(101)	(75)	(90)

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Transport comparable figures
Order backlog	11,797	13,540	14,675	15%	8%
Orders received	5,027	5,469	6,412	9%	17%
Sales	4,049	3,994	5,072	-1%	27%
Operating income(1)	219	83	(118)
Operating margin(1)	5.4%	2.1%	-2.3%

Orders received

During fiscal year 2003, the major rail markets of the world continued to be generally buoyant with an average growth of 4% over fiscal year 2002. The following four major drivers in the rail transportation business have sustained this market growth:

•	long deferred, replacement-driven demand cycles for rolling stock equipment and infrastructure, mainly in Europe and North America;

•	urbanisation in developed and developing countries, where local transport operators seek solutions to ease automobile traffic congestion and to address environmental concerns through new metro and high speed train networks;

•	higher rail network efficiency and safety requirements that accelerate the demand for network infrastructure upgrades and new signaling systems, especially in Europe; and

•	privatisations and deregulations that tend to redefine the core business activities of operators and to accelerate the outsourcing of rolling stock and infrastructure servicing.

Orders received by Transport in fiscal year 2003 increased by 4% compared with fiscal year 2002, on an actual basis. On a comparable basis, the increase was 17%. This strong growth was observed in all segments except for Intercity with low orders received particularly in locomotives. Transit was still the main segment in terms of volume of orders received, with an increase compared to last fiscal year, thanks mainly to the AB Transitio contract for 55 CORADIA commuter trains. As a result of major orders received in the US, Rolling Stock Americas had an outstanding year, as did Service, while Transport Information Solutions and Systems remained stable.

By region, Europe remained the most significant market with 60% of the orders received by the Sector in fiscal year 2003. New countries also emerged this year: Sweden through 55 regional trains for service in the

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

greater Stockholm area, Finland through 20 CORADIA trains for traffic in Helsinki and Greece with the supply and construction of electrical and mechanical elements for a new suburban line between Athens and the new airport. However, orders received in the UK remained weak in the confused situation caused by the further re-organisation of the rail industry. America grew to 24% of orders received compared to 8% for the same period last year, the main contracts being: 400 new metro cars for New York City Transit, design and manufacture of 62 new heavy rail subway cars for WMATA in Washington, a 135 new passenger rail coaches for the expanding New Jersey Transit fleet and a maintenance contract in the U.S. for 434 GM diesel locomotives for 12 years. However, the service business in Montreal experienced a further year of poor order intake. The Asian market also increased, due to orders received in South Korea in connection with the project management and supply of equipment for a new airport railway link between Incheon and Seoul.

Orders received by Transport in fiscal year 2002 increased by 11% on an actual basis. The growth in orders received was essentially due to the strong rolling stock and freight market, mainly in Europe, as well as to demand for our information solutions and systems which more than doubled. The higher activity level in Europe was mainly the result of the continued revival of the French market in rolling stock and freight, where we maintained our market share. However, the UK market was sluggish due to regulatory uncertainty. Order intake was also strong in Asia due to contracts in Singapore for the Circle Line Metro.

Sales

Sales in Transport increased by 15% in fiscal year 2003 compared with fiscal year 2002, on an actual basis, and by 27% on a comparable basis. The highest increase was registered in Intercity, Transit and Systems. Geographically, the major contributor to the increase was France, highlighted by high levels of deliveries to SNCF during fiscal year 2003. Other European countries remained stable. The Americas showed a slight decrease as a contribution to Transport’s total sales but remained stable in volume. Asia remained stable at 15% of Transport’s total sales during the year.

Sales in Transport remained stable in fiscal year 2002 compared with fiscal year 2001, on an actual basis. In fiscal year 2002, Europe remained the most important market with relatively stable sales. Slower deliveries, related to problems encountered with the UK Trains, were offset by increases in France and Eastern Europe.

Excluding the UK, sales in Europe increased by 25%, Germany, Spain and France having a positive impact. Sales decreased in the Americas due to difficulties in the freight service market in North America. Sales in Asia increased by 72% due to a Singapore metro contract and additional signaling contracts, notably in Australia.

Operating income (loss) and operating margin

Transport’s operating loss amounted to €118(1) million in fiscal year 2003, compared to operating income of €101 million in fiscal year 2002 on an actual basis and €83 million on a comparable basis. Operating margin declined to -2.3%(1) in fiscal year 2003 as compared with 2.1% in fiscal year 2002, on a comparable basis. Intercity encountered significant difficulties with the Regional Trains contract and with the West Coast Main Line (WCML) project in the UK, and as a result additional gross provisions and accrued contract costs have been provided in fiscal year 2003 for €140 million, a part of which was applied during the fiscal year. Operating income was affected adversely by low workload and related under-recoveries in the UK, Canada and the locomotive businesses, which we intend to address by restructuring the respective businesses.

The operating loss in fiscal year 2003 includes an additional charge of €73 million, recorded following contract losses at ALSTOM Transportation Inc., a US subsidiary. See “Financial Information—Legal Proceedings—Investigation relating to ALSTOM Transportation Inc.” The additional contract loss provisions of €73 million were included in the consolidated financial statements as approved at the General Shareholders Meeting on 2 July 2003.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

In addition, following the discovery of accounting improprieties at ATI, we conducted reviews of other ATI contracts and, as a result, we recorded €94 million of charges in relation to the US Transport business. Slightly more than half of this amount related to a single equipment supply and maintenance project in the United States, where we recorded significant provisions in respect of expected contract losses relating to a number of performance related issues. The €94 million of charges are reflected in our Consolidated Financial Statements for fiscal year ended 31 March 2003 in this Annual Report on Form 20-F, but not in our consolidated financial statements published in France for fiscal year ended 31 March 2003 and approved at our General Shareholders’ Meeting on 2 July 2003. See “—Introductory Note Regarding the Consolidated Financial Statements” and Note 1(c) to our Consolidated Financial Statements.

The operating margin declined to 2.3% in fiscal year 2002 versus a 6.0% operating margin in fiscal year 2001, on an actual basis.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, we received five orders for a total of 119 new trains with an aggregate value of €670 million. These orders were part of the first series of orders following the rail deregulation in the UK. Following this deregulation the traditional roles and responsibilities for suppliers changed radically while the rail regulatory organisation established by the UK government was modified. We experienced significant delays in gaining regulatory approvals to the detailed specifications and in an attempt to meet our delivery commitments, we started production of these trains, in anticipation of receiving the necessary approvals. When the specifications were finalised, they differed from our expectations, which required costly and time consuming modifications. As a result, we did not meet our delivery schedule and began to face reliability issues on the trains.

At the end of March 2002, we reported that difficulties had been encountered on these UK Regional Trains contracts, and 29 of the 119 trains remained to be delivered. Measures taken to address the various technical and contractual issues have enabled us to work with the operators and the rail authorities; 118 of the 119 trains ordered are now in service. Settlements have recently been agreed with our customers, under which we are obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are ongoing and have led to some unexpected costs and revised estimated costs to complete such contracts and led us to take additional provisions. These commitments, which, in some instances, involve commitments for a number of years, were provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities. A restricted commercial service started at the beginning of the year, and 15 of the 53 trainsets have been delivered, with the remainder scheduled for delivery by September 2004. The initial operating experience has been well received. Clarification of the programme, infrastructure and operating environment has resulted in a reassessment of the costs to complete the contract and led us to take additional provisions.

Further, strong action has been taken with the goal of ensuring that we meet our commitments, including the strengthening of the management, and the addition of technical resources for both new build and service functions in the UK.

In fiscal year 2003, we provided for additional gross provisions of €140 million to cover the expected future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract. Reference should be made to “Key Information—Risk Factors—Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered”.

MARINE

The following table sets out some of the key financial and operating data for the Marine Sector:

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Marine actual and comparable figures
Order backlog	3,706	2,928	1,523	-21%	-48%
Orders received	1,835	462	163	-75%	-65%
Sales	1,841	1,240	1,568	-33%	26%
Operating income	80	47	24
Operating margin	4.3%	3.8%	1.5%
R&D expenditures	(16)	(12)	(6)

All Marine operating facilities are located in France. Further, the business entities comprising the Marine business have not changed since last year. The figures are the same on both an actual and on a comparable basis.

Orders received

In fiscal year 2003 as in fiscal year 2002, Marine’s main market, cruise-ships, remained weak:

•	after the events of 11 September 2001, the cruise market had low profitability in 2001;

•	cruise operators, whose base currency is the US dollar, reacted to the unexpected decrease of the US dollar exchange rate against the Euro, from Spring 2002, by delaying new orders in the hope that the weakness of the dollar would not last;

•	the market was also stalled pending the outcome of take-over and merger discussions involving the three major cruise-shipowners, which finally led to the merger of Carnival and P&O Princess at the end of fiscal year 2003; and

•	uncertainty increased pending the outcome of the Iraq situation.

As a consequence, Marine registered no new cruise-ship order in fiscal years 2003 and 2002, and overall a very low level of orders in fiscal year 2003 (€163 million including orders for an oceanographic vessel for Ifremer and a 72-metre yacht) compared with €462 million in fiscal year 2002.

Orders received in fiscal year 2002 comprised two orders for intervention and assault vessels for the French Navy (jointly built with DCN) and a 74,000 m3 LNG carrier for Gaz de France. Orders received in fiscal year 2001 had reached €1,835 million with four cruise-ship contracts (including the Queen Mary 2 cruise-liner) and a hydrographic and oceanographic vessel for the French Navy.

Sales

Sales in Marine increased by 26% in fiscal year 2003 compared with fiscal year 2002 due to the high level of deliveries. Marine completed and delivered the following vessels in fiscal year 2003:

•	the cruise-ship European Stars to Festival Cruises;

•	the cruise-ship Constellation to R.C.C.L. for its Celebrity brand;

•	the cruise-ship Coral Princess to P&O Princess,

•	the hydrographic and oceanographic vessel BHO Beautemps-Beaupré to the French Navy; and

•	the cruise-ship MSC Lirica to M.S.C.

In fiscal year 2003, Marine also progressed with the construction of other cruise ships (mainly Island Princess, Crystal Serenity, and the super cruise liner Queen Mary 2) for several shipowners, and a second surveillance frigate for the Royal Moroccan Navy.

Sales amounted to €1,240 million in fiscal year 2002 compared with €1,841 million in fiscal year 2001. This decrease resulted from an exceptionally high level of deliveries (6 cruise-ships) in fiscal year 2001 while fiscal year 2002 was affected by the postponement of the delivery of the cruise ship European Stars until the end of April 2002. In fiscal year 2002, Marine delivered two cruise-ships, the European Vision to Festival and the Summit to RCCL. In addition, Marine delivered a frigate to Morocco and two high-speed ferries to NEL lines in Greece.

Operating income and operating margin

Operating income amounted to €24 million in fiscal year 2003 compared with €47 million in fiscal year 2002. New shipbuilding contracts obtained since January 2001 were not entitled to any subsidy, and market prices have not increased.

Operating income amounted to €80 million in fiscal year 2001, during which six cruise-ships were delivered.

Renaissance

We undertook vendor financing in support of the recovery plan for the Marine Sector from fiscal year 1996 to fiscal year 1998, which helped us to obtain repeat orders for cruise-ships and increased the productivity of the shipyard. We provided guarantees to financial institutions relating to indebtedness incurred by certain purchasers of our cruise-ships and fast ferries. At 31 March 2003, these guarantees related to a total of fourteen ships, including six cruise-ships delivered to Renaissance Cruises (“Renaissance”) and eight ships for four other customers. In addition, two other cruise-ships were supplied to Renaissance without vendor financing.

Renaissance filed for bankruptcy in September 2001. Thereafter, we and the lenders undertook actions to secure and maintain the ships and to restructure their financing. Our overall exposure to Renaissance vendor financing at 30 September 2001 was €684 million in guarantees of financing made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships, including four that were previously owned by four special purpose leasing entities in which we had an interest, was transferred to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares. Cruiseinvest financed this acquisition principally through bank borrowings, guaranteed in part by us. In addition, we purchased subordinated limited recourse notes issued by Cruiseinvest, agreed to provide Cruiseinvest with a line of credit and met certain of our commitments under our pre-existing guarantees. Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest’s bank borrowings.

In parallel, the remarketing of the ships commenced, with the objective to put the ships back into cruise operations as quickly as possible, through bare-boat or time charters, and eventually sell them to the new operators when normal conditions are restored on the second-hand market. One of these ships was chartered to Swan Hellenic, a subsidiary of P&O Princess and resumed operations in April 2003. Two of the ships have been operated from summer 2003 by Oceania Cruise, a new cruise-operator. Two others will also be operated from spring 2003 by Pulmantur, with possibilities of extension. A long-term lease has been finalised with the European operator Delphin Seresen for one ship, which has resumed cruise operations from summer 2003. The two other ships supplied to Renaissance without vendor financing have also been taken over by P&O Princess pursuant to a forward sales contract for transfer of title in 2005, and resumed cruise operations in November and December 2002.

Our overall exposure to Renaissance vendor financing was €368 million at 31 March 2003, as compared with €432 million at 31 March 2002. The reduction was mainly due to the decrease of the US dollar in which most of our guarantees are expressed.

In addition to our Renaissance “vendor financing exposure”, our other outstanding Marine vendor financing guarantees amounted to €565 million at 31 March 2003, relating to six cruise-ships and two high-speed ferries for four different customers. Consequently, our total vendor financing exposure in relation to Marine amounted to €933 million at 31 March 2003 compared with €1,044 million at 31 March 2002.

The last shipbuilding contract having benefited from any type of vendor financing came into force in November 1999. There is no other vendor financing arrangement or commitment relating to any contract in Marine’s order backlog.

As a result of the foregoing, we maintained a provision of €140 million at 31 March 2003 to cover risks associated with Marine vendor financing, a slight decrease from the €144 million provision at 31 March 2002.

OTHER

“Other” comprises all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (prior to its disposal) and India, that are not reported by Sectors. For fiscal years 2002 and 2001, the former Contracting Sector contribution is classified in “Other” in the table presented above in “—Change in Business Composition and Presentation of Our Accounts, Non-GAAP Measures—Comparable basis”.

On a comparable basis, operating loss was €44 million in fiscal year 2003, compared with operating losses of €27 million and €51 million in fiscal years 2002 and 2001.

FINANCIAL STATEMENTS FOR THE YEARS ENDING 31 MARCH 2001, 2002, 2003

Income Statement

The following table sets out, on a consolidated basis, the elements of our operating income both on an actual and on a comparable basis for the Group as a whole:

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Total Group actual figures
SALES	24,550	23,453	21,351	-4%	-9%
Cost of sales(1)	(20,428)	(19,623)	(19,281)	-4%	-2%
Selling expenses	(1,140)	(1,078)	(970)	-5%	-10%
R & D expenses	(629)	(575)	(622)	-9%	8%
Administrative expenses	(1,202)	(1,236)	(1,079)	-3%	-13%
OPERATING INCOME (LOSS)(1)	1,151	941	(601)	-18%	-164%
Operating margin(1)	4.7%	4.0%	-2.8%

	Year ended 31 March			% Variation March 02/ March 01	% Variation March 03/ March 02
	2001	2002	2003
	(in € million)
Total Group comparable figures
SALES	21,140	21,051	21,351	0%	1%
Cost of sales(1)	(17,619)	(17,541)	(19,281)	0%	10%
Selling expenses	(966)	(1,006)	(970)	4%	-4%
R & D expenses	(588)	(561)	(622)	-5%	11%
Administrative expenses	(1,001)	(1,105)	(1,079)	10%	-2%
OPERATING INCOME (LOSS)(1)	966	839	(601)	-13%	-172%
Operating margin(1)	4.6%	4.0%	-2.8%

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Sales

Sales were €21,351 million in fiscal year 2003, compared with €23,453 million in fiscal year 2002, a decrease of 9%, due principally to exchange rate variations and to the disposal of Contracting and GTRM. Sales increased by 1%, on a comparable basis. The decrease in Power and, to a lesser extent in T&D, was compensated by a significant increase in both Transport and Marine. Sales were €23,453 million in fiscal year 2002, compared with €24,550 million in fiscal year 2001, a decrease of 4%. On a comparable basis, sales were stable from fiscal year 2001 to fiscal year 2002, during which Power achieved an increase of 4% in sales and T&D an increase of 6%. Transport was stable and the decline in Marine reflected the timing of ship deliveries, as one ship was delivered in April 2002, and another mid-May 2002, after the close of the fiscal year.

Percentage of services in sales increased to 23% in fiscal year 2003, compared with 22% and 19% in fiscal year 2002 and 2001 when Contracting and GTRM are excluded.

No single customer represented more than 10% of our sales in any year of the three-year period discussed.

Cost of sales

Our cost of sales consists primarily of labour, raw materials and components, transport and freight, and production overheads, including depreciation. Cost of sales also includes provisions for risks and charges related to contracts, such as warranty claims, contract losses and project penalties. However, because of the diversity of the cost structure of our various activities, we analyse the items that make up cost of sales only by business or by contract and do not analyse these items at a consolidated level.

Our cost of sales amounted to €19,281(1) million in fiscal year 2003 compared with €19,623 million and €20,428 million in fiscal years 2002 and 2001, respectively. This decline was due generally to the lower level of sales.

Selling and Administrative expenses

Selling and administrative expenses were €2,049 million in fiscal year 2003 compared with €2,314 million in fiscal year 2002 and €2,342 million in fiscal year 2001 on an actual basis.

On a comparable basis, selling and administrative expenses in fiscal year 2003 decreased by €62 million compared with fiscal year 2002. As a percentage of sales, they decreased from 10.0% to 9.6%. This reduction resulted from synergies, the impact of restructuring and actions launched to reduce costs under our Quality Focus 6-Sigma programme. We expect these savings will be amplified by the introduction of further restructuring programmes in the years to come.

Research and Development expenses

Research and Development expenses were €622 million in fiscal year 2003, increasing compared with €575 million in fiscal year 2002 on an actual basis, mainly due to increased spending on gas turbines. They decreased in fiscal year 2002 compared with €629 million in fiscal year 2001 on an actual basis, but remained stable on a comparable basis.

Operating income (loss) and operating margin

Operating income is measured before restructuring costs, goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Operating loss and operating margin were €601(1) million and -2.8%(1) in fiscal year 2003, as compared with operating income of €941 million and margin of 4.0% in fiscal year 2002, on an actual basis. In March 2003, exceptional provisions and accrued costs were recorded for the GT24/GT26 heavy-duty gas turbines and for UK Trains. See “—Main Events of Fiscal Year 2003—Exceptional problems with our GT24/GT26 heavy-duty gas turbines” and “—Exceptional problems with our UK trains”. Our operating margin in fiscal year 2003 reflected the increased level of margin in our order backlog, better cost control and the first results of the restructuring launched, offset by the negative financial effects of the GT24/GT26 gas turbines and UK Trains problems, by decreased sales of gas turbines and by adverse effects in Transport of low workload and related under-recovery of overhead costs in the UK, Canada and the locomotive business.

Operating margin of 4.0% in fiscal year 2002 decreased compared with 4.7% fiscal year 2001, on an actual basis. This decrease was mainly due to a significant decrease in T&D operating margin as a result of pricing pressure, a significant decrease in Transport operating margin due to delivery issues on our UK Regional Trains contracts and a decrease in sales volume and margins in Marine. This was despite continued operating profit improvements in Power, as cost savings and an increased focus on higher added-value activities led to higher operating income in that Sector.

Earnings Before Interest and Tax (EBIT)

EBIT is calculated as operating income less other income (expenses) net and the amortisation of other intangible assets. Goodwill amortisation is accounted for below the EBIT line item in our income statement. Other income (expenses) net comprises net gains or losses on disposal of fixed assets and investments, restructuring costs, pension costs, employee profit-sharing and other non-operating income/expenses.

EBIT was €(1,223)(1) million in fiscal year 2003, compared with €487 million in fiscal year 2002, on an actual basis. The decrease in EBIT was due to:

•	The decrease in operating income.

•	Exceptional net capital gains of €107 million (capital gains on the sale of Contracting for €106 million and GTRM for €43 million, capital loss of €42 million on the sale of parts of our waste-to-energy business) in fiscal year 2002, compared with a net capital loss of €6 million for the disposal of investments and real estate assets in fiscal year 2003.

•	Restructuring costs of €268 million in fiscal year 2003, compared with €227 million in fiscal year 2002. The increase in fiscal year 2003 was due to the continuing Group-wide cost rationalisation and downsizing. During the year, restructuring plans were implemented principally in France, Germany and the United Kingdom to reduce production capacity and adapt to current market conditions in order to ensure continuing competitiveness in the three main Sectors of the Group. Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

•	Pension costs of €214 million in fiscal year 2003, compared with €139 million in fiscal year 2002. This increase was primarily due to an increase in the amortisation of the unrecognised actuarial difference between pension obligations and the fair market value of the assets following the fall in the global stock market, and to exceptional profits in fiscal year 2002.

EBIT was €487 million in fiscal year 2002, compared with €931 million in fiscal year 2001. The decrease in EBIT in fiscal year 2002 was due to:

•	The decrease in operating income in Transport, T&D and Marine, partially offset by Power.

•

Restructuring costs for fiscal year 2002 of €227 million versus €81 million for fiscal year 2001. The increase in these costs in fiscal year 2002 was mainly due to continued Group-wide cost rationalisation,

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

especially product rationalisation, streamlining manufacturing and optimising staffing levels and because restructuring costs in Power were provided for when the Joint Venture ABB ALSTOM Power was created.

•	Pension expenses of €139 million in fiscal year 2002 compared to €112 million in fiscal year 2001. The increase in fiscal year 2002 was due to increased contributions to multi-employer and defined contribution schemes, primarily in the US.

•	Exceptional capital gains in fiscal year 2002 compared to no significant capital gain in fiscal year 2001.

Financial expenses, net

The improvement of our net financial expenses, €270 million in fiscal year 2003 compared with €294 million in fiscal year 2002, was due to a decrease in market interest rates and net gains on exchange-rate variations mainly resulting from the unwinding of forward sale contracts of US dollars against Euros following the reassessment of the financing structure in the US, partially offset by an increase in financial debt.

Our net financial expenses in fiscal year 2002 were €294 million, compared with €207 million in fiscal year 2001. The major impact on financial expenses for fiscal year 2002 was mainly the higher net interest expense due to the higher level of net debt as well as the increase in other financial items, which consisted principally of fees paid on bonds, guarantees and credit lines.

Income tax

The income tax credit was €301(1) million for the fiscal year 2003. In fiscal year 2003, we recognised deferred tax income for €454(1) million, partly due to exceptional provisions. Current income tax for the fiscal year was €(153) million.

Income tax expenses for fiscal year 2002 were €10 million at an effective rate of 5.2%, compared with €174 million in fiscal year 2001. The low expense in fiscal year 2002 was due to a current income tax expense of €97 million (lower than in previous years due to decreased operating income), which was significantly offset by deferred tax income of €87 million.

Share in net income (loss) of equity investments

Our share in net income (loss) of equity investments was €3 million in fiscal year 2003 compared with €1 million in fiscal year 2002 and €(4) million in fiscal year 2001.

Dividend on redeemable preference shares of a subsidiary

Our dividend on redeemable preference shares of a subsidiary has been reclassified in financial income (expenses) net, in fiscal year 2003 due to the reclassification of the redeemable preference shares as financial debt. The dividend paid was €13 million in fiscal year 2003, thereby impacting the financial income, and €14 million in fiscal year 2002 impacting the dividend item in our income statement.

Minority interests

Minority interests were €(15) million in fiscal year 2003 compared with €(23) million in fiscal year 2002 and €(37) million in fiscal year 2001.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Goodwill amortisation

Goodwill amortisation amounted to €284 million in fiscal year 2003 compared with €286 million in fiscal year 2002 and €305 million in fiscal year 2001. The slight decrease in fiscal year 2002 when compared with fiscal year 2001 was mainly due to the disposals of Contracting and GTRM.

Net income (loss)

The net loss in fiscal year 2003 amounted to €1,488(1) million, compared with a net loss of €139 million in fiscal year 2002 and a net income of €204 million in fiscal year 2001.

Net income under US GAAP

Under US GAAP, we recorded a net loss of €1,275 million in fiscal year 2001, a net loss of €296 million in fiscal year 2002 and a net loss of €1,141 million in fiscal year 2003. In fiscal years 2001 and 2002, the most significant difference between net income (loss) under US GAAP and French GAAP related to the treatment of provisions and accrued contract costs associated with GT24/GT26 gas turbine issue. Under French GAAP, the allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised until the end of the fiscal year following the fiscal year of an acquisition. Under French GAAP, we therefore finalized the purchase price allocation for the creation of ABB ALSTOM POWER at the close of fiscal year 2001, and finalized the purchase price allocation for our acquisition of ABB’s 50% interest at the close of fiscal year 2002. Under US GAAP, purchase price allocations may only be made in the twelve months following the acquisition. Accordingly, we finalized the purchase price allocation for our acquisition at the close of fiscal year 2001. The provisions and accrued contract costs we recorded in relation to the GT24/GT26 issue in fiscal year 2001 and the 50% of provisions recorded in fiscal year 2002 were recorded for French GAAP purposes as a component of the cost of acquisition and charged against goodwill as part of the purchase price allocation. For US GAAP purposes, these provisions were recorded in cost of sales.

Timing differences in the recognition of restructuring provisions also had a significant impact on the difference between net income under US GAAP and French GAAP in fiscal years 2001 and 2002. Under French GAAP, we record a liability related to a restructuring plan whenever the plan is finalised, approved by management and announced before the closing of the financial statements. Under US GAAP and until 31 December, 2002, exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. Starting 1 January, 2003 liability for costs associated with exit or disposal activity are recognised at fair value. In addition, certain costs that are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP. This creates a timing difference between (i) the recording of French GAAP provisions to the extent that such provisions are not accrued for US GAAP purposes and (ii) additional restructuring charges accrued for under US GAAP that were expensed for French GAAP purposes in a prior period. In addition, restructuring provisions are recorded outside operating income under French GAAP, while such costs, to the extent recorded in any period, would be deducted in calculating operating income under US GAAP.

The most significant differences between net loss under US GAAP and French GAAP in fiscal 2003, related mainly to the first application of SFAS 142, Goodwill and intangible assets, the application of SFAS 133, Accounting for Derivative Instruments and Hedging activities and the accounting treatment of capital gain (loss) recorded as part of sale and lease back transactions.

We summarise the significant differences between French GAAP and US GAAP accounting principles below under “—Significant Differences Between Accounting Principles Generally Accepted in France and in the US” and provide detailed US GAAP information in Note 33 to the Consolidated Financial Statements.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

BALANCE SHEET

Goodwill, net

Goodwill, net decreased to €4,440 million at 31 March 2003 compared to €4,612 million at 31 March 2002 due to the net effect of the acquisition of the remaining 49% of Fiat Ferroviaria in April 2002 (€158 million) offset by the related amortisation (€284 million). See Note 7 of the Consolidated Financial Statements.

Goodwill, net decreased to €4,612 million at 31 March 2002 compared to €5,310 million at 31 March 2001. This reduction was due to the annual amortisation of goodwill (€286 million) and the disposal of Contracting (€681 million), partly offset by an increase in goodwill related to a decrease in our valuation of the net assets acquired from ABB (€198 million) in Power, following final determination of the purchase price allocation made in connection with the acquisitions.

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 31 March 2003 was €(4,972)(1) million compared with €(4,545) million as reported at 31 March 2002. This variation was due to a tighter working capital management, despite a decrease in total provisions for risks and charges. Changes to working capital are presented in Note 16 to the Consolidated Financial Statements.

Net effects on working capital due to foreign currency translation were positive by €149(1) million in fiscal year 2003. See Note 16 of the Consolidated Financial Statements.

Working capital amounted to €(4,545) million at 31 March 2002 versus €(4,978) million at 31 March 2001. The variation was due to the sale of our former Contracting Sector and to the continuous optimisation of asset management throughout the Group.

Customer deposits and advances

On average we estimate that 40% of our contracts relate to “Long-Term Projects”, defined as those projects which are completed over more than one year, 25% relate to products or individual items of equipment typically supplied within one year, and the remaining 35% is split between long-term service agreements and short-term contracts such as the supply of spares and service and overhauls of equipment. Our long-term projects are principally in Power, Transport and Marine.

Customer deposits and advances include the preliminary advances by customers as well as customers’ progress payments during the construction of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects.

Obtaining customer deposits and advances assists us in managing the following risks:

•	risk of negative cash flow while performing the contract;

•	risk of payment default due to client credit risk, which is mitigated via larger down payments and progress payments; and

•	foreign exchange risks.

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €12,689 million, €14,159 million and €12,767 million at 31 March 2003, 2002 and 2001 respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

deposits and advances” on our balance sheet as described in Note 24 of the Consolidated Financial Statements. As of 31 March 2003, our net customer deposits and advances were €3,541 million, compared with €4,221 million as of 31 March 2002, and €6,205 million as of 31 March 2001.

The decrease of our customer cash deposits and advances of €680 million which occurred during fiscal year 2003 was the result of a decrease due to translation effects for €589 million, and of a net decrease by €91 million. This decrease was mainly the net effect of a decrease in Power and an increase in Transport, both in line with percentages of variations in orders received on a comparable basis.

Provisions for risks and charges

At 31 March 2003, the provisions for risks and charges were €3,738(1) million compared with €3,849 million at 31 March 2002.

This net decrease was accounted for by the following movements:

•	a decrease of €655 million due to the application of provisions for risks and charges on the GT24/GT26 gas turbines (and by €816 million of accrued contract costs);

•	an increase of €1,058 million due to the addition of provisions on the GT24/GT26 gas turbines (and by €579 million of accrued contract costs);

•	a decrease in provisions on contracts of €199(1) million;

•	a decrease in restructuring provisions and other provisions of €78 million; and

•	a decrease of €237(1) million in foreign currency translation effects, change in scope and other adjustments.

Shareholders’ equity

Shareholders’ equity at 31 March 2003 was €802(1) million, including minority interests, compared with €1,843 million at 31 March 2002. This decrease was mainly due to:

•	the net loss for the period of €1,488(1) million;

•	the negative impact of cumulative translation adjustments, mainly due to the evolution of the Mexican Peso and the Pound Sterling against the Euro of €179(1) million; and

•	partly offset by the capital increase of €622 million.

At 31 March 2002, shareholders’ equity, including minority interests, amounted to €1,843 million versus €2,192 million at 31 March 2001. The decrease was due to the net loss for fiscal year 2002, the payment of dividends for fiscal year 2001 and the negative impact of the cumulative translation adjustments.

See the Consolidated Statement of Changes in Shareholders’ Equity table in the Consolidated Financial Statements.

Financial debt and net debt

Securitisation of existing receivables

In order to fund our activity, we sell selected existing trade receivables within which we irrevocably and without any recourse transfer eligible receivables to a third party. The net cash proceeds from securitisation of existing trade receivables at 31 March 2003 was €357 million compared with €1,036 million at 31 March 2002 and €894 million at 31 March 2001. See Note 14 to the Consolidated Financial Statements.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Securitisation of future receivables

In order to finance working capital and to mitigate the cash-negative profiles of some contracts, we sell to third parties selected future receivables due from our customers. This securitisation of future receivables has the benefit of reducing our exposure to customers (since some future receivables are sold without recourse to us should the obligor under the receivable default for reasons other than our failure to meet our obligations under the relevant contract) and applies principally to Marine and Transport. The total securitisation of future receivables at 31 March 2003 was €1,292 million compared with €1,735 million at 31 March 2002 and €1,578 million at 31 March 2001. The decrease in fiscal year 2003 compared with fiscal year 2002 is due to the low level of orders received in Marine. See Note 22 of the Consolidated Financial Statements.

Financial debt

Our financial debt was €6,331 million at 31 March 2003, compared with €6,035 million at 31 March 2002. Our financial debt increased notably due to the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

Net debt

We define net debt as financial debt less short-term investments, cash and cash equivalents. Net debt was €4,561 million at 31 March 2003, compared with €3,799 million at 31 March 2002. Our net debt increased notably due to the decrease of our cash and cash equivalents, the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million. See Note 22 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The following table sets out selected figures concerning our consolidated statement of cash flows:

	Year ended 31 March
	2001	2002	2003
	(in € million)
Total Group actual figures
Net income (loss) after elimination of non cash items(1)	1,178	341	(1,181)
Change in net working capital(1)	(994)	(920)	644

Net cash provided by (used in) operating activities	184	(579)	(537)
Net cash provided by (used in) investing activities	(1,590)	123	(341)
Net cash provided by (used in) financing activities	370	(136)	621

	(1,036)	(592)	(257)
Net effect of exchange rate	(20)	(12)	(41)
Other changes and reclassifications	151	16	(464)

Decrease (increase) in net debt	(905)	(588)	(762)

Net cash provided by operating activities

Net cash provided by operating activities is defined as the net income after elimination of non-cash items plus working capital movements. Net cash provided by (used in) operating activities was €(537) million in fiscal year 2003 compared to €(579) million in fiscal year 2002 and €184 million in fiscal year 2001.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Net income after elimination of non-cash items was €(1,181)(1) million in fiscal year 2003. This amount represents the cash generated by the net income before working capital movements. As provisions are included in the definition of our working capital, provisions are not part of the elimination of non-cash items.

Change in net working capital generated a net positive cash flow of €644(1) million. The principal movements in working capital were due to:

•	A decrease of €677(1) million in trade and other receivables, mainly in Power and to a lesser extent in Marine and T&D. Power benefited from a significant reduction in advances paid to suppliers as a consequence of the completion of particularly large contracts. Thanks to the working capital management programme, the Group has also achieved a strong decrease in trade receivables overdue.

•	A decrease of €661 million in sale of trade receivables (securitisation of existing receivables).

•	A decrease of €415 million in inventories and contracts in progress, mainly in Power and Transport.

•	An increase of €204(1) million in contract-related provisions and accrued contract costs. In particular, €1,070 million relating to the GT24/GT26 gas turbines was applied in fiscal year 2003, but was offset by the elimination of the provision of €1,160 million because it had no cash effect in the period.

•	A decrease of €98 million in customer deposits and advances, mainly in Power and T&D, partly offset by an increase in Transport and Marine due to favourable financing terms obtained for the construction of the Queen Mary 2.

Net cash provided by investing activities

Net cash used in investing activities was €(341) million in fiscal year 2003. This amount comprised:

•	Proceeds of €252 million from disposals of property, plant and equipment (including €231 million from the disposals of real estate);

•	Capital expenditures of €410 million;

•	Decrease (increase) in other fixed assets of €(55) million;

•	Cash expenditures for the acquisition of investments, net of net cash acquired, totalling €(166) million, which included €(154) million for the acquisition of the remaining 49% of Fiat Ferroviaria Spa in April 2002; and

•	Cash proceeds from the sale of investments, net of net cash sold, of €38 million.

Net cash provided by (used in) investing activities was €123 million in fiscal year 2002 compared with €(1,590) million in fiscal year 2001. The net cash inflow in fiscal year 2002 was due to €772 million from sale of investments, principally Contracting for €689 million and GTRM for €66 million and €118 million from disposals of plant and equipment. Capital expenditures in fiscal year 2002 were €550 million. Cash expenditures for acquisition of investments, net of net cash acquired, was € (113) million and cash outflow from increases in fixed assets was € (104) million.

Net cash provided by financing activities

Net cash provided by financing activities in fiscal year 2003 was €621 million, mainly due to the capital increase of €622 million conducted in July 2002.

Net cash used in financing activities for fiscal year 2002 was €136 million, due to dividends paid, including dividends paid to minority interests of €18 million.

(1)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Decrease (increase) in net debt

Our net debt increased by €762 million in fiscal year 2003, compared with €588 million in fiscal year 2002.

Maturity and Liquidity

For a discussion of our current liquidity profile, see “—Recent Developments—Maturity and Liquidity Update”.

Pension Accounting

We provide various types of retirement, termination and post-retirement benefits (including healthcare and medical) to our employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries and involves us in the operation of, or participation in, various retirement plans.

These plans are either defined-contribution, defined-benefit or multi-employer plans.

Defined contribution plans

For the defined-contribution plans, we pay contributions to independently administered funds at a fixed percentage of employees’ pay. The pension costs in respect of defined-contribution plans are charged in the income statement as operating expenses and represent the contributions paid by the Company to these funds.

Defined-benefit plans

These plans mainly cover retirement and termination benefits and post-retirement medical benefits.

For the defined benefit plans, which we operate, benefits are normally based on an employee’s pensionable remuneration and length of service. These plans are either externally funded through independently administered pension funds or unfunded. Pension liabilities are assessed annually by external professionally qualified actuaries. These actuarial assessments are carried out for each plan using the Projected Unit method with a measurement date of 31 December. The financial and demographic assumptions used are determined at the measurement date by us to be appropriate for the plan and the country in which it is situated. The most important assumptions made are listed below:

•	discount rate;

•	inflation rate;

•	rate of salary increases;

•	long-term rate of return on plan assets;

•	mortality rates; and

•	employee turnover rates.

Certain assumptions used are discussed in Note 21 to the Consolidated Financial Statements.

The assets of externally-funded defined-benefit plans are invested mainly in equity and debt securities. The components of these assets are disclosed in Note 21 to the Consolidated Financial Statements.

For current employees, the expected costs of providing retirement pensions under defined-benefit plans, as well as the costs of other post-retirement benefit plans, are charged to the profit and loss account over the periods benefiting from the employees’ services.

Valuation of the Projected Benefit Obligation

The present value of the future obligations of the employer (Projected Benefit Obligation – “PBO”) fluctuates annually, depending upon the following:

•	increases related to the acquisition by the employees of one additional year of rights (“service cost”);

•	increase in the present value of the PBO which arises because the benefits are one year closer to their payment dates (“interest cost”);

•	decreases related to the benefits paid during the year;

•	changes related to modifications of the actuarial assumptions (discount rate, inflation rate, rate of salary increases etc);

•	changes in obligations related to plan amendments; and

•	changes due to curtailments or settlements applied on the plans.

The change in the PBO is disclosed in Note 21 to the Consolidated Financial Statements.

Valuation of plan assets

The fair value of the assets held by each plan is the amount that the plan could reasonably expect to receive in a current sale of the assets between a willing buyer and a willing seller. This is compared with the PBO and the difference is referred to as the “funded status” of the plan.

The changes in the fair value of assets and the funded status are disclosed in Note 21 to the Consolidated Financial Statements.

Actuarial gains and losses

A number of factors can trigger actuarial gains and losses:

•	differences between the assumptions used and the actual experience (for instance, an actual return on assets differing from the expected rate of return at the beginning of the year);

•	changes in the long-term actuarial assumptions (inflation rate, discount rate, rate of salary escalation, mortality table etc);

•	changes due to plan amendments; and

•	impact of the first application of the actuarial methodology.

The impact of these factors is shown in the table entitled “Change in plan assets” in Note 21 to the Consolidated Financial Statements:

•	unrecognised actuarial loss (gain);

•	unrecognised actuarial prior service cost (due to plan amendments); and

•	unrecognised actuarial transition.

The unrecognised actuarial loss (gain) at the year-end is compared on a plan-by-plan basis with the higher of the PBO and the fair value of the assets held. If the unrecognised actuarial loss (gain) exceeds 10% of this amount the excess above the 10% level is spread across the remaining working lives of the employees of the respective plan.

As of 31 March 2003, the actuarial losses unrecognised in the balance sheet were €967 million, an increase of €427 million since March 2002, caused by the decline in world financial markets as the underlying assets of the funds are held substantially in equities (57%). Recognition of these liabilities under French GAAP is allowed over the average remaining working lives of the relevant participants. Thus, the portion above 10% calculated scheme by scheme, will be spread across the average residual working period of these plans, being 12-15 years.

The unrecognised losses on actuarial prior service costs and unrecognised gains on actuarial transition amounted to €10 million and €(21) million respectively, at 31 March 2003. The total amount is amortised on a straight-line basis over the remaining working lives of the plans’ participants. See Note 21 of the Consolidated Financial Statements.

Pension cost

The total pension cost related to defined benefit is defined annually by qualified actuaries and is detailed in Note 21 to the Consolidated Financial Statements as follows:

•	service cost, which corresponds to the acquisition of one additional year of rights;

•	expected interest cost, which is due to the increase in the present value of the PBO which arises because the benefits are one period closer to their payment dates;

•	expected return on plan assets;

•	cost (or potentially profit) corresponding to the amortisation of prior service cost;

•	cost (or potentially profit) corresponding to the amortisation of actuarial gains and losses; and

•	profit (or potentially cost) of Curtailments / Settlements corresponding to the impact of a reduction/cancellation of the obligation mainly due to a modification of the plan’s scope (downsizing, business disposals, closing of a defined-benefits plan, etc).

Multi-employer plans

We employ workers from US Trade Unions mainly in our Customer Service activity related to the Boilers Segment after-market.

The pension costs charged in the Income Statement as “Other expenses – Pension costs” represent contributions payable by us to these dedicated funds.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Off Balance Sheet Commitments

The following table sets forth our off-balance sheet commitments, which are discussed further at Note 27(a) to the Consolidated Financial Statements:

	At 31 March
	2001	2002	2003
	(in € million)
Total Group actual figures
Guarantees related to contracts	14,156	11,451	9,465
Guarantees related to vendor financing	913	932	749
Discounted notes receivables	2	18	11
Commitments to purchase fixed assets	22	8	7
Other guarantees	–	58	94
Off balance sheet commitments	15,093	12,467	10,326

Guarantees related to contracts

Guarantees related to contracts at 31 March 2003 exist with respect to bonds, guarantees and indemnities entered into in the ordinary course of our business.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds, warranty bonds and surety bonds. In posting such bonds, we are required to seek out third parties (bank and insurance companies) to issue bonds as a condition to entering into commercial contracts with our clients.

Bid bonds are given at tender or bid submission stage and are usually released once the equipment or service supply contracts become effective. If the tender does not succeed the bonds are cancelled. Performance bonds are issued to assure the customer of our commitment to the contract performance until fulfilment of the contractual obligations. They are usually released at acceptance of the system or product delivered.

Warranty or retention bonds are given to cover risks to the customer following acceptance of the equipment during the warranty period.

The amount of such bonds is often significant, averaging in total 20% of the price of the contracts signed. The average maturity of these bonds varies as a function both of the nature of the bond issued and the Sector for which it is requested. For the Group taken as a whole, the average maturity is slightly above 3 years.

Where circumstances arise that result in the threat of the calling of a bond, we seek to negotiate acceptable alternative arrangements. Bonds are typically called only when there is no other remedy acceptable to the customer. In these circumstances, we may occasionally make repayment to the provider of the bond and continue negotiations with our customer. Our experience, however, is that bonds are very rarely called. In general, we establish provisions to cover any anticipated loss arising from our contractual obligations.

The overall amount given as guarantees on contracts decreased from €11,451 million in March 2002 to €9,465 million in March 2003, a decrease by 17% mainly due to exchange rate variations and to the decrease of our orders in hand by 8% on a comparable basis (and 7% due to exchange rates). The ratio of bonds to orders in hand remained stable.

In fiscal year 2003, we faced a significant reduction in the bonding capacity of the market generally. There are two significant reasons behind this reduction:

•	the events of September 11th 2001 resulted in a large number of claims which affected the re-insurance market and consequently impacted its capacity to support the surety bond providers; and

•	the consequence of major bankruptcies in the US resulted in significant calls of bonds issued by surety providers.

Rating agencies have consequently advised the surety bond providers to limit their individual exposure to any single customer to levels far below their existing commitments. This has led their providers to reduce or stop any further bond issuances in order to maintain their credit rating.

Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in a higher pricing for these instruments, and reduced available market capacity.

As a result of these constraints, we recently entered into a €3.5 billion Bonding Guarantee Facility Agreement with a syndicate of banks on 29 August 2003. The French State will guarantee 65% of the bonds issued pursuant to this agreement. See “—Recent Developments—Financial package” and “Other Information—Material Contracts—Bonding Guarantee Facility Agreement”. See also “Key Information—Risk Factors—Difficulties in securing bonds beyond those currently available under our new Bonding Facility may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers.”

Vendor Financing Exposure

In some instances, we have provided financial support to institutions which finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial support as “vendor financing”. We have decided that we will no longer provide any additional vendor financing guarantees to our customers.

Vendor financing totalled €1,259 million at 31 March 2003 (of which €749 million was off balance sheet) compared to €1,493 million at 31 March 2002 (of which €932 million was off balance sheet). The decrease is mainly due to exchange-rate translation effects. See Note 27(a) to the Consolidated Financial Statements for more details in respect of vendor financing exposure.

Contractual Obligations

The following table sets forth, as of 31 March 2003, our financial debt, long-term rental, capital and operating lease obligations, broken down by the periods in which the relevant payments are due. See Note 27(b) to the Consolidated Financial Statements.

	Total	Within 1 year	1 to 5 years	Over 5 years
	(In € million)
Total Group actual figures
Financial debt	6,331	2,684	3,631	16
Long term rental	667	6	48	613
Capital leases obligation	278	31	93	154
Operating leases	534	90	225	219
Total	7,810	2,811	3,997	1,002

See “Additional Information—Material Contracts—Sale of ALSTOM’s Small Industrial Gas Turbines and Medium Industrial and Industrial Steam Turbines Businesses” and “—Share Purchase Agreement with respect to the sale of the T&D Sector (excluding Power Conversion)” for a description of certain other contractual obligations, including select indemnification obligations.

CRITICAL ACCOUNTING POLICIES

The preparation of our Consolidated Financial Statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies, including financing arrangements. On a regular, ongoing basis, we evaluate our estimates, including those relating to projects, products, parts and other after-market operations, and included in accrued contract costs, provisions for risks and charges, bad debts, inventories, investments, intangible assets, including goodwill and other acquired intangibles, taxation including deferred tax assets and liabilities, warranty obligations, restructuring, long-term service contracts, pensions and other post-retirement benefits, commitments, contingencies and litigation. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from those estimates under different circumstances, assumptions or conditions.

Accounting policies important to an understanding of the financial statements include business combinations, consolidation methods, goodwill, other acquired intangible assets and restructuring that may be subject to the application of differing accounting principles. We believe the following critical accounting policies are most affected by our judgements and estimates in preparing our consolidated financial statements.

Revenue and cost recognition on long term contracts

We recognise revenue and profit as work in progress progresses on long-term, fixed-price contracts using the percentage of completion method, based on contract milestones or costs incurred (See Note 2(d) to the Consolidated Financial Statements), which relies on estimates of total expected contract revenue and cost. We follow this method because we believe we can make reasonably dependable estimates of the revenue and costs applicable to various defined stages, or milestones, of a contract. Recognised revenues and profit taken are subject to revisions as the contract progresses to completion. Revisions to profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain contract costs (including direct materials and labour costs and indirect costs related to the contract) so that the contract margin, on a cumulative basis, equals the total contract gross margin determined in the latest project review. Selling and administrative expenses are charged to expenses as incurred. If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. These estimates are assessed on a contract-by-contract basis.

We provide for the estimated cost of product warranties at the time revenue is recognised. Our warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting any failures. Should actual failure rates, material usage or service delivery cost of the products differ from current estimates, revisions to the estimated warranty liability would be required. The introduction of technologically advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Should adverse changes to product failure rates occur, additional cost to complete may be required and result in actual financial consequences different from our estimates.

Inventories

We write down our inventories for estimated obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain allowances for doubtful accounts, for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results from underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in the current carrying value. This could require us to record an impairment charge in the future.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we were to determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset, which would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realise all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Pension benefits

We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.

In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could result in a significant change to the amount of pension expense recorded.

Other significant accounting policies

Other significant accounting policies are important to an understanding of the financial statements. Policies related to purchase accounting, consolidation policies, provisions and financial debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and shareholders’ equity from French GAAP to US GAAP for inclusion in this Annual Report on Form 20-F filed with the SEC.

The main differences related to net income, liabilities and shareholders’ equity are as follows:

Accounting for restructuring costs – The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability related to a restructuring plan whenever the plan is finalised, approved by management and announced before the closing of the financial statements. In US GAAP, until 31 December 2002 exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. Starting 1 January 2003, liability for costs associated with exit or disposal activity are recognised at fair value. In addition, some costs that are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP (inventories write off which result from restructuring plans).

Valuation and accounting of financial instruments – Under French GAAP, profit and losses on financial instruments considered as hedges of our interest rate and forward exchange rate risks are recorded in the same period as the hedged item. The US standard SFAS 133, which is applicable to us from 1 April 2001, requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these derivatives is recorded in the income statement. If, under certain criteria, the derivative is qualified as a hedge, the effect in the income statement resulting from the change in fair values is compensated by the income or loss generated by the change of the value of the underlying item.

Business combination – The allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised under French GAAP until the end of the fiscal year following the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made within the 12-month period following the acquisition. This difference in principles may result in material differences between goodwill recorded under each set of norms.

Stock compensation – Under US GAAP, employee compensation may have to be recorded in the income statement following the issuance of employee stock-based instruments.

Financial debt – Certain items which are not necessarily recorded as financial debt under French GAAP, such as capital leases, are recorded as financial debt under US GAAP. Financial debt is also increased under US GAAP with the consolidation of special purpose entities which are not consolidated under French GAAP.

Accounting for Goodwill – Beginning 1 April 2002 under US GAAP, goodwill with an indefinite life is no longer amortised but rather tested for impairment at least annually. The impairment test is based on fair value and subsequent reversal of a previously recognised impairment loss, if any, is prohibited.

Sale and lease-back accounting – Under US GAAP, capital gain recognised on sales and lease back transactions is deferred and amortized over the lease term.

In addition to the matters described above that impact net income, liabilities and shareholders’ equity, there are other differences in accounting principles between French GAAP and US GAAP that may materially affect the presentation of the balance sheet and income statement.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company’s financial risks and to optimise cash management by pooling our available cash, thereby reducing the amount of external debt required and permitting us to obtain better terms under our various financing arrangements.

The Corporate Treasurer reports directly to the CFO and has global responsibility for foreign exchange risk, interest rate management, intra-group financing and cash management. He managed a team of about 25 people in fiscal year 2003 located in Paris Headquarters. Corporate Treasury is organised in a Front-Office or Dealing Room, a Middle-Office and a Back-Office to ensure segregation of duties. In addition to this, a small team operates the netting of intercompany payments and prepares a weekly cash forecast. A network of Country Treasurers in the countries where we have a significant presence supports Corporate Treasury.

Corporate Treasury acts as an in-house bank for subsidiaries by providing hedging and funding and maintaining internal current accounts. We have implemented cash pooling structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate Treasury uses the Reuters CashFlow Treasury Management System for straight-through processing of treasury transactions from dealing to settlement and management of in-house banking activity. Our Treasury Management System is interfaced with SAP for automatic generation of accounting entries. The Dealing Room is equipped with a Reuters Information System for real-time market data and uses a professional telephone dealing system provided by Etrali to tape all exchanges with bank’s dealing rooms. A dedicated Information Technology team administers Treasury systems and guarantees backup and contingency plans.

The Middle Office monitors the Dealing Room activity, guarantees that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our operations, we are exposed to currency risk arising from tenders for business remitted in foreign currency, and from awarded contracts or “firm commitments” under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2003 were the US dollar, British Pound and Swiss Franc. We hedge risks related to firm commitments and tenders as follows:

•	by using forward contracts for firm commitments;

•	by using foreign exchange derivative instruments, for tenders, usually pursuant to strategies involving combinations of purchased and written options; or

•	by entering into specific insurance policies, such as with Coface in France or Hermes in Germany.

The purpose of these hedging activities is to protect us against any adverse currency movements which may affect contract revenues should the tender be successful, and to minimise the cost of having to unwind the strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the probability of the transaction being awarded to us, expected payment terms and our assessment of market conditions. Under our policy, only senior management may make such decisions.

When a tender results in the award of a contract, we hedge the resulting net cash flows mainly in the forward markets or, in some exceptional cases, keep them covered under insurance policies. Due to the long-term nature of our business, the average duration of these forward contracts is approximately 12-14 months.

We do not hedge our net assets invested in foreign operations. We monitor our market positions closely and regularly analyse market valuations. We also have in place counter-party risk management guidelines. All derivative transactions, including forward exchange contracts, are designed and executed by our central corporate treasury department, except in some specific countries where restrictive regulations prevent a centralised execution.

Interest rate risks

See Note 29(b) to the Consolidated Financial Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

Value of Financial Instruments

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	(in € million)
BALANCE SHEET ITEMS
Assets
Long-term loans, deposits and retentions	814	66	129	619	701	66	129	506
Other financial assets	83	–	–	83	83	–	–	83
Short-term investments	142	90	46	6	143	91	46	6
Cash & cash equivalents	1,628	1,628	–	–	1,628	1,628	–	–
Liabilities
Financial debt	6,331	2,684	3,631	16	5,909	2,552	3,341	16
OFF BALANCE SHEET ITEMS
Interest rate instruments
Interest rate swaps : pay fixed	63	15	47	1	9	2	7	–
Euro	–	–	–	–	–	–	–	–
US Dollar	63	15	47	1	9	2	7	–
Interest rate swaps : receive fixed	586	233	353	–	30	1	28	–
Euro	586	233	353	–	30	1	28	–
Foreign exchange instruments
Currency swaps - Currency purchased	2,906	1,658	1,248	–	(178)	(57)	(121)	–
Australian Dollar	113	108	5	–	(1)	(1)	–	–
Swiss Franc	464	437	27	–	(3)	(3)	–	–
British Pound	107	107	–	–	(2)	(2)	–	–
Japanese Yen	32	32	–	–	–	–	–	–
Polish New Zloty	55	55	–	–	(1)	(1)	–	–
Swedish Krona	92	83	9	–	(1)	(1)	–	–
US Dollar	2,006	799	1,207	–	(170)	(49)	(121)	–
Other currencies	37	37	–	–	–	–	–	–

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	(in € million)
Currency swaps – Currency sold	6,898	4,867	2,031	–	257	140	117	–
Australian Dollar	51	29	22	–	1	–	1	–
Canadian Dollar	20	20	–	–	–	–	–	–
Swiss Franc	1,808	1,587	221	–	(15)	(7)	(8)	–
British Pound	619	576	43	–	16	13	3	–
Japanese Yen	63	62	1	–	5	5	–	–
Swedish Krona	76	61	15	–	–	–	–	–
Singapore Dollar	133	23	110	–	22	1	21	–
US Dollar	3,988	2,372	1,616	–	227	127	100	–
Other currencies	140	137	3	–	1	1	–	–
Foreign exchange contracts – Currencies purchased	798	584	214	–	(30)	(26)	(4)	–
Swiss Franc	277	170	107	–	(4)	(3)	(1)	–
Czech Koruna	35	28	7	–	(1)	(1)	–	–
British Pound	67	56	11	–	(5)	(4)	(1)	–
Japanese Yen	14	6	8	–	–	–	–	–
Norwegian Kroner	15	14	1	–	–	–	–	–
Polish New Zloty	50	45	5	–	(2)	(2)	–	–
Swedish Krona	96	77	19	–	(1)	(1)	–	–
US Dollar	228	178	50	–	(17)	(15)	(2)	–
Other currencies	16	10	6	–	–	–	–	–
Foreign exchange contracts – Currencies sold	2,708	1,646	894	168	87	65	(1)	23
UAE Dirham	5	5	–	–	–	–	–	–
Australian Dollar	73	43	30	–	–	–	–	–
Canadian Dollar	81	79	2	–	6	6	–	–
Swiss Franc	895	508	387	–	(40)	(13)	(27)	–
Danish Krone	8	4	4	–	–	–	–	–
British Pound	139	84	53	2	6	3	3	–
Croatian Kuna	18	18	–	–	–	–	–	–
Japanese Yen	54	32	22	–	17	9	8	–
Norwegian Kroner	18	16	2	–	(1)	(1)	–	–
Polish New Zloty	28	28	–	–	–	–	–	–
Swedish Krona	101	89	12	–	(1)	(1)	–	–
US Dollar	1,255	713	376	166	98	61	14	23
Other currencies	33	27	6	–	2	1	1	–

	Maturing at 31 March 2003				Maturing at 31 March 2003
	Nominal value				Fair value
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	(In € million)
Insurance contracts - Currencies purchased	96	78	18	–	(6)	(5)	(1)	–
Euro	–	–	–	–	–	–	–	–
Japanese Yen	14	12	2	–	(1)	(1)	–	–
US Dollar	82	66	16	–	(5)	(4)	(1)	–
Insurance contracts - Currencies sold	–	–	–	–	–	–	–	–
Currency options - Purchased	591	568	23	–	37	36	1	–
Call	154	154	–	–	1	1	–	–
Swiss Franc	10	10	–	–	–	–	–	–
British Pound	86	86	–	–	1	1	–	–
US Dollar	58	58	–	–	–	–	–	–
Put	437	415	23	–	36	35	1	–
Swiss Franc	22	21	2	–	–	–	–	–
British Pound	21	21	–	–	–	–	–	–
Japanese Yen	21	–	21	–	1	–	1	–
Thai Baht	2	2	–	–	–	–	–	–
US Dollar	371	371	–	–	35	35	–	–
Currency options - Sales	564	544	20	–	(7)	(7)	–	–
Call	420	400	20	–	(3)	(3)	–	–
Swiss Franc	68	68	–	–	–	–	–	–
British Pound	62	62	–	–	(1)	(1)	–	–
Japanese Yen	20	–	20	–	–	–	–	–
US Dollar	270	270	–	–	(2)	(2)	–	–
Put	144	144	–	–	(5)	(5)	–	–
Swiss Franc	–	–	–	–	–	–	–	–
British Pound	53	53	–	–	(2)	(2)	–	–
US Dollar	91	91	–	–	(3)	(3)	–	–

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

For information regarding ALSTOM’s research and development expenditures for the last three fiscal years, see “—Financial Statements for the Years Ending 31 March 2001, 2002, 2003—Income Statement—Research and development expenses” above. For information regarding ALSTOM’s most recent research and development initiatives with regard to each of its Power, Transmission & Distribution, and Transport Sectors, reference is made to the information set forth under each of the sections entitled “Research and Development” in “Information about ALSTOM—Business Overview”.

Intellectual property

We currently own or have license to use various trademarks, patents and other intellectual property rights that are of value in the conduct of our business, but no such license is, by itself, material to our activities.

TREND INFORMATION

For additional information regarding significant recent trends in our business, see “ Information about ALSTOM—Business Overview”. Reference should also be made to the information set forth under “Key Information—Risk Factors”.

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Pursuant to the Company’s status, or by-laws, the Board of Directors has the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Effective from 1 January 2003, Mr. Patrick Kron assumed the function of Chief Executive Officer and, on 11 March 2003 also assumed the function of Chairman of the Board of Directors.

The French Code de commerce, or Commercial Code, provides that the Board of Directors must consist of between three and 18 members elected by the Company’s shareholders at their general meetings. Our Board of Directors is presently composed of nine Directors. Directors are elected and may be removed with or without cause by a general meeting of shareholders. Since our Ordinary and Extraordinary Shareholders’ Meeting held on 3 July 2002, Directors are now appointed for a term of four years.

We have undertaken to comply with most of the recommendations on corporate governance contained in the Bouton report issued in September 2002 by the AFEP-MEDEF working group chaired by Daniel Bouton, and in the previous Viénot reports.

We have also decided to take account of the new United States regulations and recommendations in force concerning corporate governance insofar as they are consistent with French regulations or are already taken into account through the implementation of French recommendations.

Consequently, the operation of the Board of Directors and the Board Committees is governed by internal rules and regulations which were either amended or drawn up at the Board of Directors’ meeting held on 13 May 2003 and incorporate most of these recommendations. A Directors’ Charter is part of the Board’s internal rules and regulations and sets out the Directors’ duties and obligations.

At the time of our stock market flotation in June 1998, the Board of Directors set up an Audit Committee and a Nominations and Remuneration Committee which have been chaired by independent directors since their inception.

We also adopted at the time of our initial public offering internal policies in relation to insider information. Situations have been defined in which certain people must refrain from carrying out transactions involving ALSTOM’s shares as well as the periods during which transactions are authorised, under the control of the Group’s General Counsel. These internal policies apply to the Directors, officers and employees of the Group.

We have had a Code of Ethics for several years, which applies to every ALSTOM Director, officer and employee, wherever they work in the Company. This Code, a summary of ALSTOM’s ethical principles, is designed to promote ethical conduct. Every officer and employee of the Company is expected to have knowledge of these ethics and strict observance of them is expected. The Code was updated in 2003 to take account of new French and United States regulations.

During fiscal year 2003, the Company also set up a Disclosure Committee comprising the executive managers of the Company and a representative of each of the Group’s Sectors. The role of this Disclosure Committee is to generally control the quality of the financial information supplied to shareholders and to the markets and to ensure the existence and efficiency of the systems of internal control and of reporting of information notably for the purpose of the preparation of the financial statements and their certification by the Chief Executive Officer and the Chief Financial Officer pursuant to the new American regulations. The Charter of this Committee was ratified by the Audit Committee, and in accordance with this Charter, disclosure committees have subsequently been set up in each of the Group’s Sectors.

The internal rules and regulations of the Board of Directors and the Board Committees, the Directors’ Charter and the Code of Ethics are available on the ALSTOM Internet site.

Board of Directors

The following table sets forth the names of our Directors, their dates and places of birth, their committee memberships, the dates of their initial appointment to the Board and the date of expiration of their current term.

Name	Date and Place of Birth	Committee Memberships	Expiration of Current Term(*)	Initial Appointment to the Board
Patrick Kron	26 September 1953 France	–	2007	2001

Jean-Paul Béchat	2 September 1942 France	Audit Committee	2004	2001

Candace Beinecke	26 November 1946 United States	Nominations and Remuneration Committee	2007	2001

Georges Chodron de Courcel	20 May 1950 France	Nominations and Remuneration Committee	2006	2002

James B. Cronin	14 October 1937 United Kingdom	Audit Committee	2006	2001

Klaus Esser	21 November 1947 Germany	Audit Committee	2004	1998

Gérard Hauser	29 October 1941 France	Audit Committee	2004	2003

Lord Simpson	2 July 1942 United Kingdom	Nominations and Remuneration Committee	2004	1998

*	Term to expire on the date of the General Shareholders’ Meeting for the given fiscal year.

Biographies of Members of the Board of Directors

Patrick Kron. Patrick Kron is our Chairman & Chief Executive Officer and was appointed to the Board of Directors on 24 July 2001. Patrick Kron started his career in the French Ministry of Industry between 1979 and 1984 and then held various positions within the Pechiney Group. In 1993, he became a member of the Executive Committee of the Pechiney Group and was Chairman of the Board of the Carbone Lorraine Company from 1993 to 1997. From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining ALSTOM. He has been Chief Executive Officer of ALSTOM since 1 January 2003 and Chairman & Chief Executive Officer since 11 March 2003. Patrick Kron has also been a Member of the Supervisory Board of Imerys since 5 May 2003.

Jean-Paul Béchat (*). Jean Paul Béchat was appointed to the Board of Directors on 15 January 2001 with effect from 14 May 2001. Mr. Béchat is Chairman & Chief Executive Officer of Snecma. He is also a member of the Board of Directors of Messier-Dowty International Ltd., Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS. He has been appointed by the French government as a member of the “General Council for Armaments”. He was a member of the Board of Directors of France Télécom until February 2003, and Chairman of AECMA until October 2002.

Candace Beinecke. Candace Beinecke was appointed to the Board of Directors on 24 July 2001 as Director. Ms. Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Director of Arnhold & S. Bleichroeder Advisors, LLC First Eagle Funds, USA, the successor to the First Eagle and First Eagle SoGen Funds, on whose boards she served until their merger in 2002. Ms. Beinecke also serves as a Director of the Partnership for New York City.

Georges Chodron de Courcel. Georges Chodron de Courcel was appointed to the Board of Directors on 3 July 2002. Mr. Chodron de Courcel is Chief Operating Officer of BNP Paribas. Mr. Chodron de Courcel is also a Director of Bouygues and Nexans, a non-voting Director of Scor, and a member of the Supervisory Board of Lagardère.

James B. Cronin (*). James B. Cronin was appointed to the Board of Directors on 14 May 2001, which appointment was renewed on 3 July 2002. Mr. Cronin was appointed Managing Director and member of the Board of Directors of GEC ALSTHOM N.V. in 1989 and was deputy Chief Executive Officer of ALSTOM until June 2000. Mr. Cronin is also a Director of ALSTOM SA (Proprietary) Limited.

Klaus Esser (*). Klaus Esser was appointed to the Board of Directors on 17 June 1998, with effect from 25 June 1998. Dr. Esser is a partner in General Atlantic Partners LLC, and is also Chairman of the Supervisory Board of Apollis AG and of Ixos Software AG. He is a member of the Supervisory Board of Compugroup AG, of GWI AG and of Convisual AG.

Gérard Hauser (*). Gérard Hauser was appointed to the Board of Directors on 11 March 2003. Mr. Hauser has been the Chairman & Chief Executive Officer of Nexans since April 2001. Before joining Alcatel in 1996 to become head of the Cables and Components Sector, he held various key positions at the Pechiney Group from 1975 to 1996, including as CEO of Rolling Activities (Pechiney Rhénalu) and as COO of American National Can. He is also member of the Board of Directors of Aplix, Faurecia, Electro Banque and Liban Cables.

George Simpson (*). Lord George Simpson was appointed to the Board of Directors on 14 May 1998. Lord Simpson is a Director of Nestlé S.A. and of Triumph Inc.

Mr. James William Leng’s appointment as a Director of ALSTOM will be submitted for approval to the next Shareholders’ Meeting, scheduled for 18 November 2003 (on second call).

(*)	Independent Director

Executive Committee

The following table sets forth the names of the members of our Executive Committee, their places of birth, their primary responsibilities and the dates of their initial appointments to the Committee.

Name	Place of Birth	Responsibility	Initial Appointment
Patrick Kron	France	Chief Executive Officer	2003
Philippe Jaffré	France	Chief Financial Officer	2002
Nick Salmon	United Kingdom	Executive Vice-President	1997
Andrew P. Hibbert	United Kingdom	General Counsel	1997
Patrick Dubert	France	Senior Vice President, Human Resources	2003
Mike Barrett	United Kingdom	President, Power-Turbo Systems Sector	2003
Patrick Boissier	France	President, Marine Sector	1998
Walter Graenicher	Switzerland	President, Power Service Sector	2003
Philippe Joubert	France	President, Transmission & Distribution Sector	2000
Philippe Mellier	France	President, Transport Sector	2003
Philippe Soulié	France	President, Power Environment	2003

Biographies of Members of the Executive Committee

Philippe Jaffré. Philippe Jaffré started his career in the Ministry of Finance in France and has since held a wide range of executive positions in banking, industry and government. Prior to taking up the position of Chairman of the Board of Zebank, an internet bank founded by LVMH and Dexia, he was Chairman & CEO of Elf Aquitaine and CEO of Crédit Agricole, a leading international bank. He joined ALSTOM in February 2002 as Advisor to the Chairman & CEO and was appointed Chief Financial Officer in July 2002.

Nick Salmon. Nick Salmon started his career in 1973 in the Central Electricity Generating Board (UK) and joined GEC in 1988 after eleven years in China Light and Power Company, Hong Kong. Following the creation of GEC ALSTHOM in 1989 he became Deputy Managing Director of the Power Plants Division, then Deputy Managing Director of the Gas Turbine and Diesel Division. In 1993, he was appointed Chief Executive of Babcock International p.l.c., returning to GEC ALSTHOM as President of the Energy Sector in 1997. He was Executive Vice President of ABB ALSTOM Power on its creation in 1999 and was appointed Executive Vice President of ALSTOM in May 2001.

Andrew P. Hibbert. Andrew Hibbert was admitted to practice as a solicitor in England in 1979, to the New York Bar in 1982, and as an Avocat in France in 1989. He commenced his career in 1979 as a lawyer with Hughes Hubbard & Reed in New York and Paris, before joining Coudert Frères in 1984 and White & Case in 1989. In 1990, he was appointed Vice President and Deputy General Counsel of Euro Disney S.A. In 1995, he joined CarnaudMetalbox as Group Vice President, Company Secretary and General Counsel. He became General Counsel of ALSTOM in 1998, where he is responsible for the Group’s legal affairs, insurance and intellectual property.

Patrick Dubert. Patrick Dubert began his career in factory personnel management in 1972. He was appointed Human Resources Manager for Sales & Distribution at Danone France in 1981, before transferring to Amora, part of the Danone Group, as Director of Human Resources and Social Affairs. He was appointed Director, Management of Top Executives at Danone Group level in 1987, before his appointment as Human Resources Director for Europe in 1996. He was most recently Human Resources Director of Imerys from 1998 until his appointment as Senior Vice President Human Resources of ALSTOM on 1 June 2003.

Mike Barrett. Mike Barrett began his career in 1966 at the English Electric Co in the UK. He was appointed Managing Director of GEC Turbine Generator Co in 1989. Following the creation of GEC ALSTHOM he was appointed Deputy Managing Director of the Electromechanical Division. In 1984, he was Group Managing Director of the Turnkey Power Plants business and became Senior Vice-President of ALSTHOM Energy Systems in 1997. In July 1999, he was appointed Managing Director of the Boiler Segment of ABB ALSTOM Power. Subsequently, he was Managing Director of the Gas Turbine Segment and appointed President of the new Power Turbo-Systems Sector on 12 March 2003.

Patrick Boissier. Patrick Boissier began his career at Pechiney in 1972, where he held various management positions. He became Deputy Manager of the Montreuil factory of Cegedur Pechiney in 1979, and was subsequently appointed Manager of the Pipes Division of Trefimetaux in 1985. In 1987, he became General Manager of Trefimetaux, then part of the Europa-Metalli Group, and was Vice Chairman of the same company between 1990-1993. He joined EL.FI, an Italian-owned industrial group, in 1994 as General Manager of Heating and Air Conditioning. He joined ALSTOM in 1997 as Chairman & Chief Executive Officer of Chantiers de l’Atlantique and was appointed President of the Marine Sector in August 1998.

Walter Graenicher. Walter Graenicher began his career in 1976 with BBC. After holding several management positions in large steam turbines and turbo-generators he was appointed Executive Vice-President of ABB’s Steam Power Plant Unit in 1991. From 1996-1998 he was President of ABB Enertech Ltd, and was additionally appointed Manager of the Waste-to-Energy Unit in 1998. In 1999, he was named Business Area Manager Power Plant Service. He became Managing Director of the Customer Service Segment of ABB ALSTOM Power in July 1999, and was appointed President of the new Power Service Sector on 12 March 2003.

Philippe Joubert. Philippe Joubert started his career in banking in Brazil and in the USA, joining ALSTOM in 1986 as Finance Director of GEC ALSTHOM Mecanica Pesada in Brazil. In 1991, he was appointed President & CEO of Mecanica Pesada, and in 1992 became General Delegate of GEC ALSTHOM in Brazil. In 1997, he was named Country President, GEC ALSTHOM in Brazil and subsequently appointed Managing Director of the Transport unit, Transporte do Brasil Ltda. He was appointed President of the Transmission & Distribution Sector in 1999.

Philippe Mellier. Philippe Mellier began his career as Planning & Analysis supervisor at the Ford Motor Company. During 19 years with Ford he occupied various management positions in France, the UK, Germany, Portugal, New Zealand and Mexico. He was Vice President, Marketing Sales, Parts & Service, Europe, before joining Renault in 1999 as Senior Vice President, Europe. In 2001, he was appointed Chairman & CEO of Renault Véhicules Industriels, part of the Volvo Group. In addition to this role he was a member of the Volvo Group’s Executive Committee. He joined ALSTOM as President of the Transport Sector on 1 May 2003.

Philippe Soulié. Philippe Soulié started his career in 1979 as Associate Director at Arthur D. Little and spent a number of years in the U.S. He then held a senior level position at Usinor-Sacilor and was Managing Director of the Portable Batteries business at SAFT from 1992-96. He joined ALSTOM as Business Development Director and was subsequently appointed Senior Vice President, Business Strategy and Industrial Processes in 1998. The following year, he became Executive Vice President of ALSTOM and Deputy President of Industry. In July 2001, he was appointed Senior Vice President of ALSTOM Power’s Boilers & Environment Segment and was named President of the new Power Environment Sector on 12 March 2003.

B.    Compensation

Executive and non executive Directors (“mandataires sociaux”)

Chairman & Chief Executive Officer

The compensation of the Chairman & Chief Executive Officer is decided by the Board of Directors upon the proposal of the Nominations and Remuneration Committee and consists of a fixed component and a variable component. The variable component is tied to the realisation of objectives set forth by the Board of Directors and may at maximum reach 120% of the fixed component.

The total gross compensation of the Chairman & Chief Executive Officer with respect to fiscal year 2003 amounted to €378,220. For fiscal year 2004, the fixed gross compensation will amount to €880,000 as decided by the Board of Directors, to which a variable component will be added.

The amount of Directors’ fees paid to him in his capacity as Director in respect of fiscal year 2003, on the basis of the granting conditions applicable to Directors as set forth hereafter, is €40,000 out of which a variable component of €25,000 was paid in April 2003.

The stock options which have been granted to the Chairman and Chief Executive Officer are discussed under “—Stock option plans—Evolution during fiscal year 2003.”

As from fiscal year 2004, the Chairman and Chief Executive Officer will receive in respect of his duties of Chairman of the Board, a fixed Director’s fee of €35,000 per fiscal year and a variable Director’s fee of €2,500 per actual presence at each of the meetings of the Board of Directors. These specific granting conditions were decided by the Board of Directors meeting held on 13 May 2003 upon proposal of the Nominations and Remuneration Committee.

Directors’ fees paid to Directors

The maximum annual amount of Directors’ fees which can be distributed among the members of the Board of Directors was fixed at €400,000 by the Ordinary and Extraordinary General Meeting of 24 July 2001 until decided otherwise.

The granting conditions of the Directors’ fees are decided by the Board of Directors upon proposal of the Nominations and Remuneration Committee.

Upon proposal of the Nominations and Remuneration Committee, the Board of Directors meeting held on 6 May 2002 renewed for fiscal year 2003 the granting conditions of the Directors’ fees applied for the previous fiscal year. Each Director is paid a fixed amount of €15,000. The Vice Chairman of the Board of Directors is paid an additional amount of €5,000 and the Chairs of the Audit Committee and of the Nominations and Remuneration Committee each receive an additional amount of €7,500 per year. In addition, each Director is paid €2,500 per participation at each of the meetings of the Board or of the Committees of which she or he is a member. The fixed component is paid in September of each fiscal year and the variable component is paid in April of the following fiscal year.

Based on these granting conditions, the total Directors’ fees in respect of fiscal year 2003 amounts to €363,750.

Compensation and benefits paid to executive and non executive Directors (“mandataires sociaux”)

All gross compensation and benefits of any kind in respect of fiscal year 2003 paid by the Company and any company controlled by the Company, as defined under article L.233-16 of the French Code de commerce amended by the new Law no. 2003-706 dated 1 August 2003, relating to Financial Security, to the Company’s officers defined as “mandataires sociaux” under French Law are mentioned in the table hereunder.

In euros	Paid during fiscal year 2002		Paid in respect of fiscal year 2002 (1)		Paid in respect of fiscal year 2003 (2)
Patrick Kron (3)	15,000	(8)	25,000	(8)	378,220	(4)
Pierre Bilger (5)	1,202,744		882,744	(6)	5,113,524	(7)
Sir William Purves (8)	42,500		52,500		55,000
Jean-Paul Béchat (8)	15,000		37,500		45,000
Candace Beinecke (8)	15,000		30,000		47,500
Georges Chodron de Courcel (8)	—		—		35,000
James B. Cronin (8)	15,000		30,000		42,500
Dr. Klaus Esser (8)	37,500		40,000		52,500
Jean-Pierre Halbron (8) (9)	27,500		27,500		3,750
Gérard Hauser (10)	—		—		—
Lord Simpson (8)	32,500		35,000		42,500

(1)	Includes variable compensations and variable Directors’ fees paid during fiscal year 2003 in respect of fiscal year 2002.
(2)	Includes variable compensations and variable Directors’ fees paid during fiscal year 2004 in respect of fiscal year 2003.
(3)	Member of the Audit Committee until 7 January 2003, Chief Executive Officer from 1 January 2003, and Chairman & Chief Executive Officer from 11 March 2003.
(4)	Of which €40,000 as fixed and variable Directors’ fees and €338,220 as total gross compensation and benefits of any kind in respect of fiscal year 2003.
(5)	Chairman & Chief Executive Officer until 31 December 2002, Chairman of the Board of Directors and member of the Nominations and Remuneration Committee until 11 March 2003. No Directors’ fees paid to him.
(6)	No variable compensation paid in respect of fiscal year 2002.
(7)	Gross compensation and benefits of any kind including termination benefits, which amounted to a gross amount of €4.1 million (€3.8 million net of social charges). By letter dated 14 August 2003, Mr. Bilger waived his contractual termination entitlements, as well as any form of remuneration due after 11 March 2003, and repaid to the Company the net termination benefits he had received.
(8)	Directors’ fees only.
(9)	Director and member of the Audit Committee until 3 July 2002.
(10)	Director and member of the Audit Committee as from 11 March 2003.

Members of the Executive Committee

Each member of the Executive Committee of ALSTOM receives compensation consisting of a fixed component and a variable component tied to the financial results of the fiscal year and/or to the realisation of individual objectives determined at the beginning of the fiscal year. The variable component linked to a fiscal year is paid during the next fiscal year.

Total compensation packages are tied to both ALSTOM’s financial performance and individual and team contributions. They are based on best practices within the industry, compensation surveys and advice from human resources professionals.

The global amount of the gross compensation owed by the Company and by any company controlled by the Company as defined under article L.233-16 of the French Code de commerce, as amended by the new Law no. 2003-706 dated 1 August 2003, relating to Financial Security, to the nine members of the Executive Committee as of 31 March 2003 in respect of fiscal year 2003, amounted to €4,676,113. The fixed component represents €3,254,410 (nine members of the Executive Committee as of 31 March 2003) and the variable component tied to the results of fiscal year 2003 (to be paid in fiscal year 2004) represents €1,421,703 (nine members of the Executive Committee as of 31 March 2003).

The Nominations and Remuneration Committee made recommendations regarding the compensation of the members of the Executive Committee.

These amounts do not include the total compensation paid to members of the Executive Committee during fiscal year 2003 but who left the Group before 31 March 2003 (Messrs Pierre Bilger, Alexis Fries, François Newey and Michel Moreau).

Stock option plans

Granting policy

Stock options plans are decided by the Board of Directors upon the proposal of the Nominations and Remuneration Committee, which reviews all conditions of these plans, including the granting criteria.

Beneficiaries of stock options are generally selected among the executives of profit centres, functional executives, country presidents, managers of large projects and, more generally, holders of key salaried positions in ALSTOM and its subsidiaries which have made a significant contribution to ALSTOM’s results.

The choice of beneficiaries and the number of options granted are based on the position, the job performance and the potential of each person. For each plan, the subscription price of the options corresponds to the average price of the shares during the twenty trading days preceding the day on which the options are granted by the Board of Directors though this subscription price cannot be lower than the nominal value. In addition, the exercise of options is subject to the condition that the employment contract or the mandate of the beneficiary is still in force as of the date the options are exercised, with some exceptions.

The main characteristics of all stock option plans implemented by ALSTOM and outstanding are summarised below. No other company of the Group has implemented stock option plans giving right to ALSTOM shares.

Main characteristics of ALSTOM’s stock options plans

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
Date of Shareholders’ Meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price (1)	€27.40	€33.00	€13.09	€6.00
Beginning of exercise period (2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000
Number of options as adjusted following the completion of the capital increase in July 2002(3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000
Number of shares that may be subscribed by members of the Executive Committee	95,200	135,565	192,474	1,200,000
Terms and conditions of exercise

Average opening price of shares to reach €38, for 40 consecutive trading days (between 22 April 1999 and 21 April 2004). If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

		— 1/3 of options exercisable as from 24 July 2002. — 2/3 of options exercisable as from 24 July 2003. —all options exercisable as from 24 July 2004.	— 1/3 of options exercisable as from 8 January 2003. — 2/3 of options exercisable as from 8 January 2004. —all options exercisable as from 8 January 2005.	— 1/3 of options exercisable as from 7 January 2004. — 2/3 of options exercisable as from 7 January 2005. —all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the Board (no discount or surcharge) or the nominal value of the share when the average share price is lower. Subscription prices may be modified to reflect the impact of certain new share issues that have a dilution effect on our share capital.
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans no. 1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Plans no. 2 and no. 4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

Evolution during fiscal year 2003

During fiscal year 2003, the Board of Directors decided on 7 January 2003 upon proposal by the Nominations and Remuneration Committee, to grant stock option plan no. 6. This plan concerned persons who recently joined the Group.

The options previously granted to Mr Pierre Bilger became void as a result of his leaving the Group. The relevant number of options cancelled are 62,085 options with respect to plan no. 1, 20,697 options with respect to plan  no. 3 and 41,392 options with respect to plan no. 5.

Stock options granted to the “mandataires sociaux” of ALSTOM during fiscal year 2003:

The only “mandataire social” concerned is the Chairman and Chief Executive Officer.

During fiscal year 2003, the Chairman and Chief Executive Officer received 750,000 options under plan no. 6 for which the exercise price is €6 and the expiration date is 6 January 2011.

No other options have been granted to him and no options have been exercised by Chairman and Chief Executive Officer during fiscal year 2003, options under plan no. 6 not being exercisable. No options have been granted by the Company to any other Directors during fiscal year 2003 or under plans previously implemented by the Company.

Stock options granted during fiscal year 2003 to the ten employees who are not “mandataires sociaux” and who received the largest number of options:

The relevant plan is plan no. 6 of 7 January 2003 under which 1,220,000 options have been granted to five beneficiaries among which 750,000 to the Chairman & Chief Executive Officer and 470,000 to four beneficiaries who are not “mandataires sociaux”.

No options have been exercised by these beneficiaries during fiscal year 2003, these options not being exercisable.

Employee profit sharing plan

All the French subsidiaries to which the French law of 7 November 1990 applies have entered into employee profit sharing agreements. As of today, approximately ten French subsidiaries of the group have entered into a profit sharing plan.

The amounts due to the employees under the legal and agreed employee profit sharing schemes for the last three fiscal years are indicated under the line “employees’ profit sharing” in Note 4 to the Consolidated Financial Statements.

Concurrently with its initial public offering, in June 1998 ALSTOM implemented a share capital increase reserved for the employees participating in an ALSTOM savings plan. A total of 2,941,869 shares were issued at a price of FRF 167 (or €25.46) per share. During fiscal year 2001, a further capital increase reserved for employees of ALSTOM and its subsidiaries participating in an ALSTOM savings plan was approved. As a result of this increase of the share capital on 8 August 2000, 1,689,056 new shares, nominal value €6 per share, were issued at a price of €24 per share.

Under ALSTOM savings plan, the group’s employees hold approximately 1.5% of the Company’s share capital as of 31 March 2003.

During fiscal year 2003, the total amount accrued by ALSTOM and its subsidiaries to provide pension, retirement or similar benefits to its Directors and members of the Executive Committee was €681,358.

C.    Board Practices

The Board of Directors directs the Company’s activities and oversees their implementation. Within the limits of the corporate purpose of the Company and without prejudice to the powers expressly assigned by law to decisions to be made at shareholders’ meetings, it addresses all questions relating to the Company’s affairs. For

Board decisions to be valid, at least half of the then-current Board members must be present or participate by video-conference, within the limits imposed by law. Each Director must hold at least ten ALSTOM shares.

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

Pursuant to articles L. 225.38 et seq. of the French Code de commerce, as amended by the new law no. 2003-706 dated 1 August 2003 relating to financial security, any proposed agreement (except agreements in the ordinary course of business entered into on an arm’s length basis), either directly or indirectly, between (i) the Company and (ii) the Directeur Général (or Chief Executive Officer) or any Directeur Général Délégué (or Delegated Executive Officers), a member of the Board of Directors or any shareholder holding more than 10% of the voting rights of the Company or if the shareholder is a company, with the company controlling directly or indirectly such shareholder, must be submitted to the Board for prior approval. The agreements in which such persons have an indirect interest must also follow the same procedure. If the interested party is a board member, it is not entitled to vote on the issue. French law further requires such an agreement to be submitted to the general meeting of shareholders for approval once entered into, upon presentation of a special report from our auditors. The interested party, directly or indirectly, may not vote on such a shareholders’ resolution.

In case of tied votes, the Chairman of the Board or the Director holding such position has a casting vote, except with respect to decisions approving related party transactions pursuant to article L. 225-38 et seq. of the French Code de commerce, as amended by the new law no. 2003-706 dated 1 August 2003 relating to financial security.

The Chairman of the Board of Directors represents the Board, organises and directs its work, reports to the shareholders, ensures that the management bodies of the Company run efficiently and ensures that the Directors are able to fulfill their duties. The Chairman of the Board or the Chief Executive Officer is responsible for providing each Director with all of the documents and information necessary to accomplish his function. The Chief Executive Officer, who is appointed by the Board, has all powers to act on behalf of the Company within the limits of the Company’s corporate purpose and without prejudice to the powers expressly assigned or received by law to shareholders’ meetings or the Board of Directors, and to manage and represent the Company. When the general management of the Company is assumed by the Chairman of the Board, all legal regulatory and statutory provisions relating to the Chief Executive Officer become applicable to him and he assumes the dual title of Chairman and Chief Executive Officer.

French law permits the Board of Directors to appoint up to five Directeurs Généraux Délégués to whom the Board of Directors may delegate general or specific powers. The Chief Executive Officer proposes the Directeurs Généraux Délégués and the Board of Directors determines their specific management powers and responsibilities as well as the term of their appointment in agreement with the Chief Executive Officer. Under French law, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind the Company in dealing with third parties. The Directeur Général Délégué may be removed by the Board of Directors at any time upon proposal of the Chief Executive Officer. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests.

The Board of Directors met seven times during fiscal year 2003 (five times in 2002). The average attendance rate for Board meetings was 82.5 per cent.

Following a proposal of the Nominations and Remuneration Committee, the Board of Directors meeting held on 13 May 2003 discussed the independence criteria to be applied to the Directors, reviewed the situation of each of its members with regards to these criteria, and accepted the proposal of the Committee.

The Board considered that a Director is independent when he or she has no relationship of any kind whatsoever with the Company or its management, or with any of its consolidated affiliates, that is such as to compromise the independence of his or her judgement. The criteria used by the Board to determine the independence of Board members differ in certain respects from those found in the United States Securities Exchange Act of 1934, as amended, and rules proposed by the New York Stock Exchange.

The criteria as approved by the Board are the following:

•	the Director is not an employee or registered corporate officer (“mandataire social”) of the Company, or of one of its consolidated subsidiaries;

•	the Director is not a registered corporate officer (“mandataire social”) of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee or a registered corporate officer (“mandataire social”) of the Company;

•	the Director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case:

•	which is material for the Company or its Group, or
•	for which the Company or its Group represents a material proportion of the entity’s activity.

•	the Director does not have any close family ties with a registered corporate officer (“mandataire social”) of the Company;

•	the Director has not been an auditor of the Company over the past five years;

•	the Director has not been a director of the Company for more than twelve years;

•	the Director does not hold, control, or represent a shareholder which holds alone or in concert more than 10% of the Company’s share capital or voting rights.

Based on these criteria, the Board of Directors determined that four members were wholly independent directors (Sir William Purves, Jean Paul Béchat, Dr. Klaus Esser and Lord Simpson) out of the nine members. In addition, as last year, the Board of Directors determined that James B. Cronin can be held to be independent and that his functions within the ALSTOM Group until June 2000 (which ceased less than five years ago, the period mentioned in the Bouton report) and his directorship in a company in which the Company holds 10% only, had not compromised, and were not likely to compromise, the independence of his judgement in the exercise of this directorship, thus not adopting all the criteria contained in the Bouton report. The Board also determined that Gérard Hauser can be held to be independent and that the fact that a Director of the Company is a Director of Nexans, given the sale of very immaterial amounts of products by Nexans to ALSTOM, was not likely to compromise the independence of his judgment.

In addition to Patrick Kron, Chairman & Chief Executive Officer of the Company, Candace Beinecke who is Chair of Hughes Hubbard & Reed LLP, one of the Company’s legal advisors, and Georges Chodron de Courcel who is a member of the Executive Committee of BNP Paribas, one of the core banks and financial advisors of the Company, are not independent Directors.

Therefore, the Board of Directors determined that six members are independent, that is to say more than the proportion of one-third of the Board members recommended by the Bouton report.

The composition and chairmanship of the Board of Directors has changed during the past fiscal year and since the end of the fiscal year.

The Shareholders’ Meeting on 3 July 2002 renewed James B. Cronin’s directorship and appointed Georges Chodron de Courcel. In accordance with the recommendation relating to corporate governance, this Shareholders’ Meeting reduced directors’ terms to four years.

Following the recommendation of the Nominations and Remuneration Committee, the Board of Directors’ meeting held on 4 November 2002 decided to separate the functions of Chairman of the Board of Directors and Chief Executive Officer for a transitory period from 1 January 2003 until 31 December 2003 and to appoint Patrick Kron as Chief Executive Officer as from 1 January 2003 until 31 December 2003 and, subsequently, as Chairman and Chief Executive Officer, upon vacation of the duties of Chairman of the Board by Pierre Bilger, that is to say on 1 January 2004.

Following Pierre Bilger’s resignation as Chairman of the Board and Director of the Company, the Board of Directors’ meeting held on 11 March 2003 resolved to abandon earlier than originally anticipated the separation of the functions and to appoint Patrick Kron as both Chairman and Chief Executive Officer with immediate effect.

This Board meeting also appointed with immediate effect Gérard Hauser as a Director for the remaining term of Pierre Bilger’s mandate. This appointment was ratified at the Shareholders’ meeting convened on 2 July 2003 (second call).

On 26 August 2003, we announced that Sir William Purves, Vice Chairman, had resigned from the Board. The Board has approved the proposed appointment of Mr. James Leng as a Director. This appointment will be submitted for approval at the Shareholders’ meeting to be held on 18 November 2003 (on second call). Once appointed, Mr Leng will qualify as an independent Director.

Functioning of the Board of Directors

The internal rules and regulations of the Board of Directors as approved on 13 May 2003, define the method of organisation and functioning of the Board of Directors in addition to all applicable laws and regulations.

These rules in particular mention that the Board of Directors:

•	shall be comprised of at least one third of independent members as determined and reviewed annually by the Board on the basis of a proposal to be made by the Nominations and Remuneration Committee;

•	shall define, upon the proposal of the Chief Executive Officer, the Group’s strategy, and shall regularly review the Group’s strategic options as previously defined, supervise management and verify the quality of information supplied to shareholders and the markets;

•	shall give prior approval of any operation that is not part of the Group’s announced strategy or that could significantly affect or materially modify the financial structure or results of the Group;

•	shall examine and approve any plans for major acquisitions or divestments, the annual budget and the medium-term plan;

•	shall be kept regularly informed of developments in the Group’s business activities and results, its financial position, indebtedness, cash position and, more generally, any Group commitments, and may request information about the foregoing at any time;

•	shall examine aspects of its functioning at least once a year and shall conduct a formal assessment at least once every three years;

•	shall approve the composition of the Group’s Executive Committee;

•	shall fix the remuneration of the registered corporate officers (“mandataires sociaux”) and of other members of the Executive Committee as the case may be.

In the coming year, the Board will evaluate its functioning and the functioning of its Committees in accordance with the above rules.

The rules also implement the recommendation issued by the COB relating to information to be provided by registered corporate officers (“mandataires sociaux”) on a half-yearly basis, concerning any transactions undertaken involving Company’s securities.

The Directors’ Charter, appended to the rules, contains a provision that each Director must refrain from carrying out any transactions involving shares of the Company when he or she possesses information that has not yet been made public and an undertaking to abide by the internal rules of the Company and to comply with all applicable laws and regulations. It also contains the requirement set forth in the Articles of Association that the Directors must own at least ten shares of the Company.

The Committees of the Board of Directors

The Audit Committee and the Nominations and Remuneration Committee were created in June 1998.

The membership, duties and functioning of each Committee are defined in their internal rules and regulations. Their duties have been supplemented in 2003 to take into account most of the French recommendations on corporate governance and new applicable rules prescribed by the US Sarbanes Oxley Act. The internal rules and regulations of each Committee were approved by the Board of Directors on 13 May 2003 upon the proposal of the Committee concerned.

In performing its duties, each Committee may meet with any officers of the Group it deems appropriate, including without the presence of the management, and has authority to retain, in its sole discretion, independent outside experts or to request to be provided with any documents necessary to perform its tasks.

These two Committees regularly report on their work, comments and proposals to the Board of Directors.

The Audit Committee

The Audit Committee of the Board of Directors is composed of:

•	Dr Klaus Esser - Chairman;

•	Jean-Paul Béchat (*);

•	James B. Cronin; and

•	Gérard Hauser (**)

(*)	member appointed by the Board of Directors’ Meeting of 11 September 2002.
(**)	member appointed by the Board of Directors’ Meeting of 11 March 2003.

All the members of the Audit Committee including the Chairman are independent Directors.

The general purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the completeness, quality, accuracy and truthfulness of the financial statements of the Company and other related financial information or reports provided to the shareholders, the public and stock exchange authorities; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the performance of the Company’s internal audit function; and (iv) the Company’s system of internal controls and accounting and financial reporting processes generally.

In fulfilling its role, the Audit Committee has the following duties:

•	to review the scope of consolidation and examine all draft financial statements and related reports which will be submitted to the Board of Directors for approval and to discuss them with management and the external auditors;

•	to review with management and external auditors the generally accepted accounting principles used in the preparation of the accounts including appropriateness of current and alternative applications of accounting principles and any change in accounting principles, methods or rules;

•	to review a report on critical accounting policies and other key issues and decisions related to financial statements and related reports, and other material written communications between the external auditors and the management;

•	to examine the management report on risks (including litigation risks) and significant off-balance sheet commitments and contingencies;

•	to review with external auditors the scope and results of their audit and work performed, as well as any comments and suggestions they may have relating notably to internal controls, accounting practices and the internal audit programme;

•	to review and evaluate at least annually the internal control procedure for financial reporting contributing to the preparation of the accounts, including the system of risk assessment and risk management and the organization and functioning of internal audit; and

•	to review and control the external auditor selection process and recommend to the Board of Directors on their appointment or renewal, to express an opinion on the amount of fees proposed to be paid to the external auditors, to give prior authorization of missions and fees for any non audit services directly complementary to the audit of the accounts and to ensure external auditors independence.

The Audit Committee may also perform any other activities as the Committee or the Board of Directors deems necessary or appropriate. The Committee may seek any external assistance it may deem necessary.

Activity report for the fiscal year 2003

The Audit Committee met five times during fiscal year 2003 (twice in 2002). The attendance rate at Audit Committee meetings was 88.8 per cent.

The lead partner of each of the two external audit firms attended four meetings at the request of the Chairman. The Chief Financial Officer and Senior Vice President Corporate Accounting were in attendance at four of the five meetings. The Senior Vice Presidents of the Power and Transport Sectors gave presentations to the Committee at three meetings. The Chief Internal Auditor also participated in two meetings.

The Audit Committee reviewed the statutory and consolidated accounts to 31 March 2002 and related management report and received detailed presentations on risks on contracts and provisions retained. The half year accounts to 30 September 2002 and related management report were reviewed by the Audit Committee including cash flow and the evolution of working capital and debt, and off balance sheet commitments.

The Audit Committee reviewed the 12 March 2003 statement prior to its issue, in particular the GT24/GT26 and UK Trains situations including assessing the need for additional provisioning. Impairment of intangible assets was reviewed as were the budgets for 2003/2004, and the Three Year Plan which includes the disposal programme.

Revised Audit Committee rules were discussed and a Disclosure Committee Charter and disclosure controls and procedures ratified.

The Audit Committee considered the internal audit programme and received a report from the Chief Internal Auditor on the work of internal audit. This report provided the basis for the Committee to review the effectiveness of internal controls, including risk assessment.

The Audit Committee kept under review the scope and results of external audit work, its cost effectiveness and the independence and objectivity of the Company’s external auditors. It made recommendations to the Board on the appointment of external auditors following an external auditors selection and mandate renewal process. It also reviewed the fees paid to the Company’s external auditors and authorised the fees payable to the external auditors for non-audit services directly complementary to the audit for fiscal year 2002.

The Disclosure Committee

The Audit Committee has recently established a Disclosure Committee, consisting of select executive officers and members of senior management.

The Disclosure Committee’s mission is to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility under applicable law for evaluation of the effectiveness of ALSTOM’s Disclosure Controls and Procedures (as defined below) and for oversight of ALSTOM’s efforts to assure accuracy and timeliness of ALSTOM’s regulatory filings and public disclosures by being responsible for the following tasks, in each case subject to the supervision of the Chief Executive Officer and the Chief Financial Officer:

•	design, for the approval of the Chief Executive Officer and Chief Financial Officer, of the initial controls and other procedures (including to the extent appropriate those controls and procedures previously used by ALSTOM) to assure (i) that information required by ALSTOM to be disclosed to investors and the French Commission des opérations de bourse (COB), Euronext Paris, the SEC, the New York Stock Exchange (NYSE), the UK Listing Authority (UKLA) and the London Stock Exchange (LSE), as well as other written information that ALSTOM discloses to the investment community, is recorded, processed, summarised and reported on a timely basis, and (ii) that adequate and appropriate information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosure (“Disclosure Controls and Procedures”);

•	as appropriate, but at least twice per fiscal year, review the Disclosure Controls and Procedures and make such recommendations for revisions thereto to the Chief Executive Officer and the Chief Financial Officer, as the Disclosure Committee deems appropriate;

•	review the contents of ALSTOM’s Document de référence, Annual Report to the SEC on Form 20-F, and any other required filings with the COB, SEC, NYSE, UKLA or LSE containing material financial and other information that could have an impact on ALSTOM’s share price;

•	evaluate the effectiveness of ALSTOM’s Disclosure Controls and Procedures as of the last day of each fiscal year;

•	report, in writing or in person by a delegated subgroup, to the Chief Executive Officer and Chief Financial Officer with respect to the Disclosure Committee’s evaluation of the effectiveness of the Disclosure Controls and Procedures including reporting on any significant deficiencies therein;

•	report to the Chief Executive Officer and Chief Financial Officer any fraud, whether or not material, that comes to the attention of the Committee that involves management or other employees who have a significant role in ALSTOM’s Internal Controls;

•	review its charter annually and make such recommendations to the Chief Executive Officer and Chief Financial Officer regarding proposed changes as it deems appropriate; and

•	such other responsibilities as the Chief Executive Officer and Chief Financial Officer may assign to it in writing from time to time, such other responsibilities to be added to its charter by amendment.

Each of ALSTOM’s Sectors is also required to establish a Sector Disclosure Committee which: (i) review drafts of all portions of ALSTOM Disclosures (as defined above) that relate to its Sector’s activities and operations (financial and otherwise), with a particular focus on information to be disclosed in the “Operating and Financial

Review and Prospects” section, and (ii) evaluate the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector. Each Sector Disclosure Committee shall report to the Disclosure Committee, either directly or through its representative on the Disclosure Committee, as to the results of its review of ALSTOM Disclosures applicable to its Sector, and as to its evaluation of the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector.

Each Sector Disclosure Committee has full discretion to determine the manner in which it conducts its affairs and performs the roles assigned to it in the charter of the Audit Committee and in the Disclosure Controls and Procedures to be designed by the Disclosure Committee and implemented by ALSTOM’s Chief Executive Officer and Chief Financial Officer.

Activity report

The first meeting of the Disclosure Committee was held on 5 May 2003 principally to discuss Sector Disclosure Committee reports and the draft Annual Report for fiscal year 2003.

Further, as described in more detail in “Financial Information—Legal Proceedings—SEC Investigation relating to ALSTOM Transportation Inc.”, on 30 June 2003 ALSTOM announced that it was conducting an internal review assisted by external lawyers and accountants following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of ALSTOM Transportation Inc., a US subsidiary of ALSTOM. The Disclosure Committee assisted the Chief Executive Officer and Chief Financial Officer in their evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of 31 March 2003. The evaluation took into account the matters set out above and the reasons therefore, and the results to date of the Group’s internal review. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the system and operation of ALSTOM Transportation Inc.’s controls and procedures was unsatisfactory and that improvements should be implemented. For a more detailed discussion of these matters, see “Controls and Procedures”.

The Nominations and Remuneration Committee

The Nominations and Remuneration Committee of the Board of Directors is composed of:

•	Candace Beinecke;

•	Georges Chodron de Courcel(*); and

•	Lord Simpson.

Sir William Purves was the Chairman of the Nominations and Remuneration Committee until his retirement from the Board of Directors effective 28 July 2003. We are currently considering the nomination of a new Chairman of this committee.

We expect that, after this nomination, half of the members of the Nominations and Remuneration Committee, including the Chairman, will be independent directors, as was the case prior to the resignation of Sir William Purves.

The Nominations and Remuneration Committee is responsible for reviewing and making recommendations or proposals to the Board of Directors on the following:

•	whether or not the roles of Chairman of the Board of Directors and Chief Executive Officer are unified or separated;

(*)	member appointed by the Board of Directors’ Meeting of 11 September 2002.

•	the nomination (and revocation) of the Chairman of the Board of Directors and of the Chief Executive Officer;

•	the nomination of new Directors, including in case of vacancy; in particular the Nominations and Remunerations Committee must organise an appropriate procedure for selecting independent Directors and must itself make its own independent research on potential candidates prior to their being approached;

•	the nomination (and revocation), upon proposal of the Chief Executive Officer, of any other mandataires sociaux and members of the Executive Committee;

•	the succession plans for the mandataires sociaux;

•	the Company’s Corporate Governance practice and the Board of Directors and Committees composition (including appointment and renewal) and functioning;

•	the Company’s definition of an “independent Director” and the list of independent Directors to be inserted in each Company’s annual report;

•	the compensation (fixed and variable) to be paid to each of the mandataires sociaux, including compensation and benefits of any kind (including pension and termination benefits) also paid to them by the companies belonging to the Group. The Nominations and Remunerations Committee must in particular review and define the rules for determining the variable part, must ensure its coherence with the annual performance evaluation and the strategy of the Company, and thereafter assess annually the implementation of these rules;

•	the Company’s general policy relating to stock option plans including the granting, timing and frequency, and any stock option plans to be proposed, including the proposed beneficiaries;

•	the Company’s general policy relating to employee share purchase schemes and any schemes to be proposed; and

•	the Directors’ fees (jetons de présence) and their granting conditions.

The Nominations and Remunerations Committee may decide whether, upon proposal of the Chief Executive Officer, it defines the compensation and benefits of all or part of the members of the Executive Committee, including principles and criteria used for their annual performance evaluation, in particular those for determining their variable part of the remuneration, or whether it will just be informed of these.

The Nominations and Remunerations Committee must also develop and recommend to the Board of Directors for its approval, a formal process for evaluating the functioning of the Board of Directors and its Committees to be implemented at least every three years and, without the presence of the Director concerned, prepare the annual performance evaluation of the Chairman of the Board of Directors and of the mandataires sociaux based on the principles applied to and criteria used for other Senior Corporate Executives.

The Nominations and Remunerations Committee may perform any other related activities as the Committee or the Board of Directors deems necessary or appropriate.

Activity report for the fiscal year 2003

The Nominations and Remuneration Committee met six times during fiscal year 2003 (five times in 2002). The attendance rate at Committee meetings was 90 per cent.

It reviewed the composition of the Board and its Committees. It proposed the appointment of Georges Chodron de Courcel and Gérard Hauser and accepted the resignation of Pierre Bilger. It also proposed the reduction of the Directors’ term of office from 6 years to 4 years.

The Nominations and Remuneration Committee participated in the selection and nomination of Philippe Jaffré as Chief Financial Officer of the Company, as well as the selection and nomination of Patrick Kron as Chief Executive Officer on 1 January 2003 and Chairman and Chief Executive Officer on 11 March 2003, following the resignation of Pierre Bilger.

The Nominations and Remuneration Committee noted that no individual salary increases were given to the members of the Executive Committee for the fiscal year 2003 and proposed the same for the Chairman and Chief Executive Officer. It reviewed the individual bonuses paid to the members of the Executive Committee and the bonus scheme principles applicable to them for the fiscal year 2003.

The succession for the position of Chief Executive Officer was discussed on several occasions and whilst internal candidates were considered and interviewed, an external solution was preferred and found in Patrick Kron. His employment conditions were reviewed and defined.

The departure conditions of Pierre Bilger were resolved and proposed to the Board on 4 November 2002 in conformity with a resolution of the Committee dated 15 February 1999.

The Nominations and Remuneration Committee resolved and agreed to propose to the Board a Stock Option Plan for the new Chief Executive Officer and for those executives reporting to him and who had joined the Group since the previous Stock Option Plan, in particular the Chief Financial Officer, the new President of the Transport Sector and the new Human Resources Senior Vice President.

Following the appointment of Patrick Kron as Chairman of the Board, originally forecast for the end of the year 2003, the Committee recommended a revision of his Directors’ fees to reflect the additional responsibilities.

D.    Employees

The tables below set out, for the periods indicated, the number of our full-time equivalent employees (i) by Sector and (ii) by geographic location.

	Year ended 31 March
	2001	2002	2003
Power	48,219	49,097	46,581
Transmission & Distribution(1)	31,404	32,520	28,182
Transport	29,804	29,119	28,558
Marine	4,914	4,978	4,555
Contracting	23,797	n/a	n/a
Others(2)	4,876	3,281	1,795

Total ALSTOM	143,014	118,995	109,671

(1)	Transmission & Distribution Sector figures for fiscal years 2001 and 2002 have been adjusted to include employees of the former Power Conversion Sector, who were integrated in Transmission & Distribution as of 1 April 2002.
(2)	“Others” includes employees of the International Network for the three years and, for fiscal year 2001 only, employees of the overseas entities in Australia, New Zealand, South Africa and India, not allocated to the Sectors.

	Year ended 31 March
	2001	2002	2003
Regions
European Union	63%	54%	57%
of which
France	30%	23%	24%
UK	13%	11%	12%
Germany	10%	9%	9%
Rest of Europe	12%	14%	14%
North America	7%	9%	9%
of which
US	4%	6%	6%
Central and South America	4%	6%	5%
Asia/Pacific	11%	14%	14%
Africa/Middle East	3%	3%	1%

Total ALSTOM	100%	100%	100%

During fiscal year 2003, the number of employees decreased principally due to the disposal of our South African activities and on-going restructuring programmes.

Our management organisation is based on Sectors, each of which has a global responsibility in their respective domains. A President, who reports to our Chairman and Chief Executive Officer, manages each of the Sectors and constituent Businesses or other legal entities within the Sectors.

We have an International Network which coordinates all ALSTOM group sales and marketing activities, and represents us throughout the world. The International Network was organised into five geographic regions during fiscal year 2003: Western Europe, Eastern and Northern Europe, the Americas, Asia/Pacific and Africa/Middle East, covering more than 70 countries.

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. In France, the five principal French labour unions are represented at our facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salary increases and working conditions, including the organisation of the working week. Management also holds other periodic consultations with employee representatives. In 1997, with the relevant trade unions, we established a European Works Forum, a European employer-employee consultative body, pursuant to EU law. An amendment to the EWF agreement was signed between ALSTOM’s management and the members of the EWF in July 2002, covering a period of five years. In the upcoming period of significant restructuring, this body will have to meet more often than in the past. Globalisation has placed more emphasis on international issues and we have seen an increased interest by the Federation of Metal Workers (FEM) in the functioning of the EWF. Recent meetings have revealed different interpretations of processes concerning the EWF raising the possibility of additional employees’ consultation delays in restructuring. We have in the past experienced strikes and work stoppages, principally in France, although we believe that relations with our employees are currently satisfactory in general

ALSTOM, the parent company, does not publish a bilan social (social report) since it has no employees. However, units and legal entities in France which employ more than 300 people publish bilans sociaux and these are made available to employees in those units or legal entities, in full compliance with French law.

For details regarding our current restructuring plans, see “Operating and Financial Review and Prospects—Recent Developments—Restructuring”.

E.    Share Ownership

For information regarding the share ownership of our Directors and members of our Executive Committee, in the aggregate, see “Major Shareholders and Related Party Transactions - Major Shareholders”. For information regarding our stock option plans, see “Directors, Senior Management and Employees - Compensation - Stock Option Plans”.

From time to time, we have adopted various arrangements to facilitate share ownership by our employees.

Pursuant to powers granted by the shareholders at the general meeting held on 7 September 1999, the Board of Directors authorised the issuance of up to 7,000,000 shares at a price of €24.00 per share which represented 80% of the average share price quoted on Euronext Paris during the twenty trading days immediately preceding the Board meeting, rounded up to the next Euro. On 8 August 2000, a total of 1,689,056 shares, nominal value €6.00, were issued at a price of €24.00 per share.

At the General Meeting held on 3 July 2002, the shareholders authorised the Board of Directors, for a period of five years from the date thereof, to increase the share capital, in one or more times, by a maximum nominal amount of €100 million, through the issue of new shares or other securities giving access to our share capital, reserved for the employees of the Company or of its affiliates which are members of the savings plan. We did not issue any shares pursuant to this authorisation during fiscal year 2003. At the General Shareholders’ meeting held on 2 July 2003 this authorisation was cancelled and a new authorisation to increase the share capital, one or more times, by a maximum nominal amount of €35.2 million was approved. This authorisation is to last for a 26-month period.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

We are not currently aware of any person or entity which beneficially owns 5% or more of our outstanding share capital.

The table below sets forth, to our knowledge based on declarations made to us, information with respect to the beneficial ownership of our shares by all of our Directors and members of our Executive Committee as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to the shares. Unless otherwise indicated in the footnotes to the table, the following persons have sole voting and sole investment control with respect to the shares they beneficially own.

The percent of beneficial ownership for each shareholder is based on 281,660,523 shares outstanding as of  30 September 2003.

Name	Shares Beneficially Owned	Percentage of Shares Outstanding
Directors and Executive Committee members as a group (18 persons)(1)	104,428	0.04%

(1)	None of our Directors or members of our Executive Committee beneficially owns 1% or more of our outstanding shares.

To our knowledge, as of 31 August 2003, the proportion of our outstanding shares held in the US, in either ordinary form or in the form of ADSs, was approximately 21%. As of such date, there were 37 record holders of 6,294,491 of our ADSs in the US, who hold either for their own account or for the account of other beneficial owners. The depositary for the ADS programme is The Bank of New York.

To our knowledge, we are not owned or controlled by another corporation or by any foreign government or any other natural or legal person.

Ownership of Alstom Shares Over the Last Three Fiscal Years

The following table sets out, for the last three fiscal years, significant changes in the percentage ownership held by our major shareholders.

	30 September 2003		31 March 2003		31 March 2002		31 March 2001

	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights

Franklin Resources, Inc. (1)	850,442	0.30%	28,589,922	10.15%	27,581,103	12.80%	15,160,224	7.03%

Caisse des Dépôts et Consignations	9,375,168	3.32%	9,375,168	3.32%	4,307,972	2.00%	—	—

Société Générale Group	8,725,652	3.10%	6,246,153	2.22%	3,516,805	1.63%	3,030,876	1.41%

Crédit Agricole Asset Management (2)	—	—	1,423,203	0.51%	3,183,566	1.47%	—	—

Marconi Corporation plc (3)	—	—	—	—	—	—	12,200,640	5.66%

Alcatel	—	—	—	—	—	—	12,200,640	5.66%

Employees (4)	4,199,940	1.50%	4,199,940	1.50%	3,944,839	1.90%	4,202,159	1.95%

Public	258,509,321	91.78%	231,826,137	82.30%	172,853,174	80,20%	168,592,920	78.29%

Total	281,660,523	100%	281,660,523	100%	215,387,459	100%	215,387,459	100%

(1)	Shares held through various investment funds and unit trusts. Non resident shareholder.
(2)	Share held through various investment funds.
(3)	Non resident shareholder.
(4)	Shares held by employees participating in the ALSTOM Group savings plan.

B.    Related Party Transactions

We have, from time to time and in the normal course of our business, entered into intra-company arrangements with our subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services. These arrangements are entered into on an arm’s length basis in accordance with our normal business practices.

Ms. Candace Beinecke, a member of our Board of Directors, has been Chair of the law firm of Hughes Hubbard & Reed LLP, New York, USA, since 1999. Hughes Hubbard & Reed provides ALSTOM with legal services in connection with a variety of significant contractual, transactional, litigation and arbitration matters. ALSTOM paid Hughes Hubbard & Reed aggregate fees of approximately US$ 13.7 million for services performed in fiscal year 2003.

Mr. Georges Chodron de Courcel, a member of our Board of Directors, is Chief Operating Officer of BNP Paribas, one of ALSTOM’s core banks and financial advisors. ALSTOM has entered into various financing and related agreements pursuant to which BNP Paribas has acted as a lender.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8—FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18 (“Financial Statements”) for a list of financial statements filed with this Annual Report on Form 20-F.

Legal Proceedings

General

We are involved in several legal proceedings as a plaintiff or a defendant, mostly contract related disputes, that have arisen in the ordinary course of business. Contract related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us in these proceedings and disputes are significant, ranging up to approximately US$290 million (or approximately €248 million at 30 September 2003) and, if adversely determined, may have a material adverse effect on our financial condition or results of operation. Some proceedings against us are without a specified amount, including with respect to our heavy duty gas turbines. This issue is discussed in greater detail in “Operating and Financial Review and Prospects—Main Events of Fiscal Year 2003”, “—Power—Update on GT24/GT26 gas turbines issues” and in Note 20 to the Consolidated Financial Statements. All claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half year basis with our statutory auditors, in order to determine appropriate level of provisions.

Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse impact on our financial condition.

Asbestos

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos–containing material and identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

As of 15 September 2003, in France, we were aware of approximately 1,990 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or from third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lumpsum indemnity. Out of these 1,990 declarations, we were aware of approximately 156 asbestos-related cases in France from our employees, former employees or from third parties. These persons have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) in order to obtain a supplementary compensation above payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving our subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault (25 decisions rendered as of 15 September 2003). We have appealed all of such decisions to the French Supreme Court. Even where we have been found liable on the grounds of inexcusable fault, we do not expect to suffer any material adverse financial consequences, because the financial consequences of any liability for our inexcusable fault have been attributed by court decision or by applicable regulations to the French Social Security (medical) funds. Thus, in 102 of the 156 proceedings before French courts at 15 September 2003, which concern our Marine Sector, the social security authorities have ruled that the financial consequences of any liabilities for inexcusable fault will not be attributed to our Marine Sector and will be borne by the Social Security authorities. Although as of 15 September 2003 we had not yet obtained a specific ruling from the relevant French Social Security authorities in respect of the remaining 54 proceedings, of which 40 concern our Power Sector, we believe the same principle affording us financial protection will apply to such proceedings and that, accordingly, we will not suffer any material adverse financial consequences as a result of such asbestos related litigations in France.

We therefore believe that compensation for most of the current 156 proceedings involving certain of our subsidiaries as of 15 September 2003, including cases where we may be found to be at fault, is or will be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, we also believe that the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001 and effective since 29 March 2002, does not increase our current risk exposure. The FIVA was implemented to compensate persons harmed by exposure to asbestos in France. Once a person has received an offer of compensation, the fund itself may then take action against the employer considered responsible. However this subrogatory right can only be exercised pursuant to and within the limits of French Social Security regulations. We believe that those cases where compensation may not be definitely borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which we have not made any provisions.

In addition to the foregoing, in the United States, as of 30 September 2003, we were subject to approximately 154 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which we are indemnified by ABB (see Note 7 to the Consolidated Financial Statements). We are also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was recently confirmed by the bankruptcy court and a United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 30 September 2003, we were also subject to approximately 38 other asbestos-related personal injury lawsuits in the United States involving approximately 533 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defence has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

We have not in recent years suffered any adverse judgment, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 30 September 2003, a total of 139 cases involving approximately 17,672 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

We are also subject to a minor number of asbestos related or other employee personal injury related claims in other countries, mainly in the UK where we are currently subject to approximately 153 such claims.

While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition. We can give no assurances that asbestos- related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

European Commission Review of Financing Package and Other Transactions

On 6 August 2003, we announced an agreement with more than 30 of our banks and the French State that provided us with a comprehensive financing package. See “Operating and Financial Review and Prospects— Recent Developments—Financing package.” We have been informed that on 8 and 14 August 2003, the French State notified the European Commission of the measures it intended to take in connection with the package in accordance with European Community law on State aid.

Under the EC Treaty, a Member State must obtain European Commission approval before granting “State aid.” The notion of “State aid” covers any advantage granted to a company by a Member State or through State resources in any form whatsoever which distorts or threatens to distort competition by favouring certain companies and which affects trade between Member States. More specifically, the determination of whether an investment by the State in the equity capital or debt of a public or private entity constitutes “State aid” depends on whether a private investor acting under market conditions would make the same investment on the same terms. For State aid to be permissible, the Commission must determine whether the State aid is compatible with the European common market, which generally depends on whether the advantage granted to the company is outweighed by the advantages to the economy (eg, employment, regional aid, or sectoral aid including, in the present case, rescue aid and restructuring aid to companies in difficulty). The Commission may therefore authorise the State aid on any one of several grounds, including that the aid is consistent with its guidelines on State aid for rescuing and restructuring firms in difficulty.

Following a preliminary examination of the French State’s measures described in the August notification, the European Commission opened, on 17 September 2003, a formal investigation procedure under Article 88(2) of the EC Treaty. Through this procedure, the Commission will decide on the qualification of the measures taken and to be taken by the French State with respect to our company, and their compatibility with the common market. When opening this procedure, the Commission also stated that it believed the conditions for the issuance of an injunction were present on the basis of Article 11(1) of Regulation No 659/1999. Specifically, the Commission threatened to suspend the implementation and/or the payment of certain measures regarded as “irreversible” until it had reached a final decision on their State aid character and compatibility. The Commission authorised the Competition Commissioner, with the accord of the Commission President, to issue an injunction unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in a participation in our equity capital prior to clearance by the Commission.

As a result of this announcement, we entered into new discussions with our banks, the French State and the Commission to design a revised package to meet our financial needs while complying with the European Commission’s requirements. On 22 September 2003, we announced agreement on a revised financing agreement with our banks and the French State. In particular, the capital increase reserved for the French State that was contemplated in the original financing package was replaced by the issuance to the French State of €300 million of subordinated bonds automatically reimbursable with shares of our company upon approval of such reimbursement by the Commission. See “Operating and Financial Review and Prospects—Recent Developments—Financing Package.” On 22 September 2003, the Commission announced that it would not enjoin any measures currently under examination in the formal investigation procedure.

The French State’s initial notification covered its proposed measures in connection with the original financing package of 6 August 2003. We have been informed that the French State intends to modify its notification to cover the revised financing package. Following this notification, we expect that the coverage of the European Commission’s investigation will include the following:

•	the French State’s subscription of €300 million of subordinated bonds reimbursable with our shares;

•	the reimbursement of those bonds with our shares (which is explicitly conditioned on European Commission approval, as discussed above);

•	the French State’s subscription of €200 million of newly issued subordinated bonds;

•	the French State’s providing €300 million of subordinated loans;

•	the purchase of €300 million of commercial paper by the Caisse des Dépôts et Consignations, or CDC, a French State-controlled financial institution, and an additional purchase of €900 million of commercial paper by the CDC;

•	the French State’s guarantee of 65% of the bonds issued under our new €3,500 million Bonding Facility;

•	the sale of our T&D Sector to Areva, a French State-owned company;

•	orders such as a LNG tanker by a French State-owned company, a ferry by another French State-owned company and certain gas power plants.

The European Commission’s investigation of the refinancing package may take six to nine months, or even longer. We expect virtually all of our financing package and most of the other transactions under investigation to be completed before the European Commission finishes its investigation. Prior to the Commission’s decision, a third party has the right to challenge and seek suspension or reimbursement of any aid put into effect before clearance by the Commission before any competent court on the grounds that it constitutes “unlawful State aid.” We are not aware of any such challenges at this time.

If the European Commission determines that all or part of the French State’s contribution to the refinancing package or other transactions is incompatible State aid, it may require us to modify the refinancing package or such transactions to reduce the level of State aid, to return any incompatible State aid that we have already received, to cancel or rescind one or more of the transactions, to sell more assets or to undertake more restructuring. See “Key Information—Risk Factors—The European Commission may find that elements of the recently negotiated refinancing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law”.

A decision of the European Commission may be appealed. In particular, the French State could appeal a decision before the Court of Justice of the European Communities, and we could challenge a decision before the Court of First Instance of the European Communities. A third party, if it has locus standi, could also appeal a favorable decision of the Commission.

Claims from Royal Caribbean Cruises

In 1998, Cegelec (whose rights and obligations belong for the purposes of the proceedings described below to ALSTOM Power Conversion), and Kamewa AB (now Rolls-Royce AB) decided to jointly design, manufacture, market and sell podded propulsion units, or pods, through a consortium arrangement. Pods are a technology used in electric propulsion for ships that can be used instead of conventional inboard propulsion motors and rudders. Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

To date, 39 pods have been delivered by the consortium, 25 of them to ALSTOM Marine/Chantiers de l’Atlantique. Chantiers de l’Atlantique has to date delivered nine cruise ships equipped with podded drives to four cruise operators. Between June 2000 and May 2002, Chantiers de l’Atlantique delivered four new cruise ships of the Millennium class to Celebrity Cruises, one of the brands of Royal Caribbean Cruises Ltd. (“RCCL”).

A number of the vessels delivered to RCCL experienced technical problems with their pods, and, as a result, some of them had to be temporarily removed from service to be repaired in dry-dock. This occurred more than once with respect to certain of the ships. In one instance, a failure of the pods occurred during sea-trials of a ship, and as a result delivery of this ship was ultimately delayed. Differences regarding these issues led Chantiers de l’Atlantique to file a claim against Rolls Royce in the Tribunal de Commerce de Paris, which is pending.

We believe that technical problems with the pods delivered to RCCL have since been solved by ALSTOM Power Conversion, with respect to electrical failures, or Rolls-Royce, with respect to mechanical failures.

On 7 August 2003, RCCL and various RCCL group companies, including Celebrity Cruises, filed a lawsuit in the State Court of Miami, Florida, against Rolls-Royce plc, Rolls Royce AB, various U.S. members of the Rolls-Royce group, ALSTOM Power Conversion SA, ALSTOM Inc, ALSTOM Power Conversion Inc., Marine Service Partners Inc. and ALSTOM Marine US.

In this lawsuit, RCCL claims damages for a global estimated amount of approximately US$290 million for alleged misrepresentations in the selling of the pods, and negligence in the design and manufacture of the pods. ALSTOM and Rolls-Royce are strongly contesting this claim.

While we believe the RCCL complaint is without merit, we cannot currently predict the outcome. Any related adverse court decisions could have a material adverse impact on our financial condition and results of operations.

Investigation by the Prosecutor of Milan, Italy

During the first half of 2003, the public Prosecutor of the city of Milan, Italy began an investigation of certain power generation equipment manufacturers, including certain ALSTOM companies, and a government-owned Italian customer, relating to alleged payments made to certain managers of that company in connection with the bidding on equipment purchase contracts. In connection with a contract entered into in June 2001, the Prosecutor has alleged that a third party working on behalf of ALSTOM made an illicit payment to managers of the Italian company concerned. To date, the Prosecutor has interviewed various ALSTOM employees, but has not brought formal charges against or indicted any ALSTOM group employees or companies. ALSTOM has fully cooperated with the Milan Prosecutor in this matter and intends to continue to do so.

There can be no assurance that these investigations will not have a negative effect with the Italian customer company concerned. Any adverse developments in connection with these investigations, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against the concerned ALSTOM companies or could otherwise have adverse effects including, without limitation, in relation to our ability to obtain governmentally-funded power related contracts or otherwise could materially impact us and our business. ALSTOM has no knowledge of any wrong-doing by its employees in connection with alleged illegal payments.

SEC Investigation relating to ALSTOM Transportation Inc.

On 30 June 2003, we announced that we were conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

We also announced that the internal review had identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of €73 million was recorded in ATI’s accounts for the year ended 31 March 2003 and was recorded in the Company’s consolidated financial statements approved by shareholders on 2 July 2003.

On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its review.

We have fully cooperated with the SEC and the FBI in this matter and intend to continue to do so. The SEC’s investigation is ongoing, and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us, which could limit our ability to obtain governmentally-

funded transportation contracts in the United States, or could otherwise materially negatively impact us and our business. Our management has spent, and may in future be required to spend, considerable time and effort dealing with the internal and external actions relating to ATI.

United States Putative Class Action Lawsuits

ALSTOM, and certain of its current and former officers, recently have been named as defendants in a number of purported shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American Depositary Receipts or other ALSTOM securities between various dates between 17 November 1998 and 30 June 2003. The actions seek to allege violations of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the putative classes to purchase ALSTOM securities at artificially inflated prices. The allegations include both matters related to and unrelated to our restatement of the Consolidated Financial Statements for the fiscal year ended 31 March 2003. The plaintiffs seek, among other things, class action certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. We intend to defend vigorously against these actions.

For additional information with respect to our current or pending legal proceedings, reference is also made to “Key Information—Risk Factors” and Note 28 to the Consolidated Financial Statements.

Other legal proceedings

A judicial investigation is currently being conducted by a judge of the Tribunal de Grande Instance (trial court) of Paris regarding allegations of an illegal payment approved by former senior officers of the company to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector. ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

It has been reported in the French press that a French association of minority shareholders, APPAC, has filed a criminal complaint with the Tribunal de Grande Instance (trial court) of Paris, in accordance with French law, against an unspecified defendant. The complaint purportedly alleges that ALSTOM distributed false or deceptive information concerning its condition and future prospects. ALSTOM has not received official notice of this complaint and is unaware of any specific allegations it may contain.

Senior officials of ALSTOM have been interviewed by inspectors of the French Commission des opérations de bourse (the “COB”) in connection with the COB’s investigation regarding public disclosures by the Group and trading of ALSTOM shares since 31 December 2001. ALSTOM is co-operating fully with the COB in these inquiries. As of the date hereof, it is not possible to predict the outcome of such investigation with any certainty.

Dividend Policy

The table below sets forth, in respect of the fiscal years indicated, the amount of dividends paid per share excluding the French tax credit (avoir fiscal) and the amount of dividends paid per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared in respect of a given fiscal year are paid in the following fiscal year.

Dividends per share

Fiscal year to which dividend relates(1)	Dividends per share	Dividends per share including avoir fiscal(2)(4)	Dividends per ADS(3)	Dividends per ADS including avoir fiscal(2)(3)(4)
		(in €)		(in US $)
2000	0.55	0.825	0.47	0.71
2001	0.55	0.825	0.48	0.73
2002	–	–	–	–

(1)	Under the Code de commerce, payment of annual dividends must be made within nine months following the end of the year to which they relate.
(2)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made by the French State only after receipt of a claim for such payment filed by shareholders entitled to such payment, in any event, not before 15 January of the year following the calendar year in which the dividend is paid. Certain US tax-exempt holders of ADRs will not be entitled to full payments of avoir fiscal. See “Additional Information – Taxation” for further information.
(3)	Translated solely for convenience into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the US. Avoir fiscal amounts have been converted into dollars at the Noon Buying Rate on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert Euro to dollars for purposes of making payments to holders of ADRs.
(4)	On the basis of an avoir fiscal at the rate of 50%, certain holders of shares and ADSs may be entitled to an avoir fiscal at a different rate. See “Additional Information – Taxation” for further information.

No dividend distribution for the fiscal year ended 31 March 2003 was proposed for approval by the shareholders at the General Shareholders’ Meeting held on 2 July 2003 on second call.

The payment and amount of dividends on the ordinary shares, if any, are subject to the recommendation of our Board of Directors based on our earnings, financial condition and other factors and declaration by our shareholders at their annual meeting. Net income in each fiscal year, as increased or reduced, as the case may be, by any income or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below, is available for distribution as dividends, subject to the requirements of French law and our status.

Under French law, we are required to allocate 5% of our net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund until the amount in such reserve fund is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve is distributable only upon the liquidation of ALSTOM. See “Additional Information—Memorandum and Articles of Association—Dividends”.

The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the depositary in Euro and, subject to certain exceptions, be converted to dollars by the depositary.

Any dividends paid to US holders of shares or ADSs who are not residents of France are generally subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding and, in certain circumstances, receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at the reduced rate under the conditions provided for in the relevant tax treaty and under French law. Certain US tax-exempt holders of shares or ADSs will be entitled only to partial payments of the French avoir fiscal. See “Additional Information—Taxation” for a summary of these and other French and US tax consequences to holders of shares or ADSs. Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

B.    Significant Changes

For a description of the significant changes in our company since 31 March 2003, see “Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9—THE OFFER AND LISTING

A.    Offer and Listing Details

For information concerning where our ordinary shares and ADSs are listed and the trading history of our shares and ADSs, please see “– Markets” below.

B.    Plan Of Distribution

Not applicable.

C.    Markets

The principal trading market for the shares is Euronext Paris, where the shares have been traded since 22 June 1998. Prior to that date, there was no public trading market for the shares. The shares are traded on the Premier marché of Euronext Paris. The shares in the form of United Kingdom depositary shares are listed on the Official List of the London Stock Exchange under the symbol “ALSA”. We have recently initiated a process to delist our shares and the UK Depositary Receipts from the London Stock Exchange. The shares in the form of American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange under the symbol “ALS.”

We intend to cancel the secondary listings of both our ordinary shares and the UKDRs evidencing these shares on the Official List of the U.K. Listing Authority and from trading on the London Stock Exchange. The last trading day for the shares and UKDRs on the London Stock Exchange will be 17 November 2003.

Trading Practices and Procedures on Euronext Paris

General

Effective 22 September 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA (the “SBF”), the Amsterdam Exchange and the Brussels Exchange merged to create Euronext N.V. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchange contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris SA (“Euronext Paris”). Securities quoted on exchanges participating in Euronext cash market are traded and cleared over common Euronext platforms, but remain listed on their local exchanges. “NSC” is the Common Euronext platform for trading and “Clearing 21” for clearing. In addition, Euronext, through Euroclear anticipates, but not before 2003, implementation of central settlement and custody structure over a common system. As part of Euronext, Euronext Paris retains responsibility for the admission of securities to Euronext Paris’s trading markets as well as the regulation of those markets.

Euronext N.V. is listed on the Premier marché of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market. The combination of LIFFE and Euronext N.V. will receive among other things the volume of derivative business conducted through LIFFE CONNECT™ trading platform.

In February 2002, Euronext N.V. acquired Bolsa de Valores de Lisboa e Porto, the Portuguese stock exchange, and renamed it Euronext Lisbon.

Securities approved for listing on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier marché, with the Second marché available for small and medium- sized companies. Trading on the Nouveau marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC which is also operated by Euronext Paris.

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

Shares listed on the Premier marché are placed in one of two categories depending on the volume of transactions. ALSTOM’s shares are listed on the Premier marché under the ISIN code FR0000120198 (formerly the SICOVAM Code) in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required to be in Continu for a company already listed on a regulated market of Euronext Paris is 2,500 trades.

Securities listed on the Premier marché of Euronext Paris are traded through authorised financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time), a pre-closing session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security.

Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. The relevant thresholds vary depending on whether the price fluctuation occurs when trading commences or during the trading session. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on the Premier marché in certain other circumstances, including pursuant to our request. In addition, in exceptional cases, the Conseil des Marchés Financiers and the COB may require Euronext Paris to suspend trading.

Since 25 September 2000, all trading on the Premier marché of Euronext Paris has been performed on a cash-settlement basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors to place orders on a deferred settlement basis (Ordre Stipulé à Règlement-Livraison Différé or OSRD) for a fee. The OSRD is only available for trades in securities which either (i) are a component of the SBF 120 index or (ii) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are cited on a list published by Euronext Paris. Investors in shares eligible to the OSRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. ALSTOM’s shares are eligible for the OSRD.

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

Prior to any transfer of securities held in registered form on the Premier marché, the securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA (“Euroclear”), a registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Premier marché are cleared through Clearing 21 and settled through Euroclear using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading history of ALSTOM’s shares

In June 1998, ALSTOM’s shares were listed on Euronext Paris and the New York Stock Exchange. The table below sets forth, for the fiscal year periods indicated, the reported high and low quoted closing prices for the shares on Euronext Paris (in Euros) and the New York Stock Exchange (in US Dollars):

Fiscal year	Euronext Paris(1)		New York Stock Exchange(1)
	High	Low	High	Low
	(in €)		(in US $)
1999(1)	31.53	15.84	34.06	19.00
2000	34.00	21.65	35.56	21.87
2001	32.41	23.80	29.25	20.50
2002	36.00	11.46	30.30	10.35
First Quarter	36.00	29.30	30.30	26.70
Second Quarter	34.50	15.37	29.40	14.40
Third Quarter	17.90	11.46	15.75	10.35
Fourth Quarter	16.30	12.25	14.29	10.77
2003	15.50	0.97	13.64	1.28
First Quarter	15.50	12.75	13.64	9.45
Second Quarter	11.56	3.70	11.58	3.73
Third Quarter	8.03	3.25	7.81	3.05
Fourth Quarter	5.77	0.97	5.78	1.28
March 2003	2.99	0.97	3.35	1.28
2004 (through 30 September)	4.04	1.52	4.17	1.65
First Quarter	4.04	1.52	4.17	1.65
April 2003	1.84	1.52	2.25	1.65
May 2003	4.04	1.87	4.15	2.08
June 2003	3.48	2.95	4.17	3.25
July 2003	3.10	2.37	3.60	2.74
August 2003	3.66	1.95	3.59	2.39
September 2003	3.18	2.23	3.69	2.83

(1)	From 22 June 1998.

Purchase by ALSTOM of its Shares

Under French law, ALSTOM may not issue shares to itself. However, ALSTOM may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

•	to reduce ALSTOM’s share capital by cancelling the shares ALSTOM purchases, with shareholders’ approval at an extraordinary general meeting;

•	to provide shares to ALSTOM’s employees under a profit-sharing plan or stock option plan, with shareholders’ approval at an extraordinary general meeting; or

•	to acquire up to 10% of ALSTOM’s share capital pursuant to a corporate repurchase program, provided ALSTOM’s shares are still listed on a regulated market (e.g., the Premier marché, the Second marché, and the Nouveau marché), which program was subject to the filing of a Note d’information that has received the approval (visa) of the COB and shareholder’s approval at an ordinary general meeting. ALSTOM’s shareholders approved such programme at an ordinary and extraordinary general meeting dated 3 July 2002. No shares were repurchased pursuant to this programme during the last fiscal year. The renewal of this authorisation was proposed and approved at the general meeting of shareholders held on for 23 June 2003 on first call and 2 July 2003 on second call.

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

Trading in ALSTOM’s own shares

Under Regulation No. 90-04 of the COB, as amended, ALSTOM may not trade in its shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of a company by only one intermediary or, if the issuer uses its share repurchase programme in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between these intermediaries, in each trading session;

•	any block trades may not be made at a price above the current market price; and

•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

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

A company may use shares it repurchased to finance an acquisition if (a) the acquisition takes place at least three months after the company’s last trade in its own shares and (b) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio.

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

ITEM 10—ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

General

ALSTOM is a société anonyme, a form of limited liability company, incorporated under the laws of France. In this section, we summarise material information concerning our share capital, together with certain provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to the our statuts and to the applicable provisions of French law. An unofficial English translation of our statuts is included as an Exhibit to this document. You may obtain copies of our statuts in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France. Please refer to those full documents for additional details.

Share capital

As of 30 September 2003 our share capital amounted to €352,075,635.75, consisting of 281,660,523 shares with a nominal value of €1.25 per share. All of the shares are fully paid up. Our statuts provide that fully paid shares may be held in either registered or bearer form, at the option of the shareholder.

Our shareholders’ equity at 30 March 2003 constituted less than 50% of our share capital. Therefore, in accordance with article L. 225-248 of the French Code de commerce, our shareholders were requested, at the General Shareholders’ Meeting held on 2 July 2003, to decide not to liquidate the Company by anticipation. Further, it was decided at such General Shareholders’ Meeting to reduce ALSTOM’s share capital, due to losses, from €1,689,963,138 to €352,075,653.75. This reduction in the share capital was implemented through the reduction in the nominal value of ALSTOM ordinary shares from €6 per share to €1.25 per share.

As of 24 September 2003, we had outstanding stock options to purchase 10,610,997 of our shares.

Shareholders’ meetings and voting rights

General

In accordance with the French Code de commerce, there are two types of shareholders’ general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the Board of Directors;

•	appointing statutory auditors;

•	approving the annual accounts;

•	declaring dividends or authorising dividends to be paid in shares;

•	approving share repurchase programmes; and

•	issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our name or corporate purpose;

•	increasing or decreasing our share capital;

•	authorising or deciding the issuance of additional shares, investment certificates, a new class of equity securities, convertible or exchangeable securities, or any other securities giving rights to equity securities;

•	selling or transferring all of our assets; and

•	the voluntary liquidation of our company.

Annual ordinary meetings

The French Code de commerce requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party, including the workers’ committee, in cases of emergency; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of shareholders’ meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des annonces légales obligatoires, or BALO, and must be sent to the COB prior to publication. This notice must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO, by:

•	one or several shareholders holding a minimum number of shares calculated on the basis of a formula relating to our share capital;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee.

The Board of Directors must submit these resolutions to a vote of the shareholders. At least 15 days prior to the date set for the meetings on first call and at least six days before any second call, we must publish a final notice of meeting (avis de convocation) in a newspaper authorised to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB. The notice must state, among other things, the type, agenda, place and time for the meeting. At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must also send by mail notice of the meeting to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of Directors even though these actions have not been included on the agenda.

Any shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions during the meeting.

Attendance and voting at shareholders’ meetings

Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Code de commerce and our statuts. There is no requirement that a shareholder should have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail.

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

These two-day periods may be changed by the Board of Directors. For the general meeting of shareholders held on for 23 June 2003 on first call, and 2 July 2003 on second call, and for the one currently scheduled for 7 November 2003 on first call, and 18 November 2003 on second call the Board of Directors reduced each of these periods to one day. Consequently, any shareholder who voted by correspondence or designated a proxy by presenting a certificate delivered by the share depositary, was permitted to sell all or part of the shares by which he has cast his vote or his designation, provided that he notified the company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than 3 p.m. (Paris time) on the day prior to the meeting.

Proxies and votes by mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings, either in person or by proxy. In addition, our statuts provide that the Board of Directors shall have the powers to organise, within the limits of the law, the participation and voting of the shareholders by videoconference or any other telecommunication means permitting the identification of such shareholders.

The shareholders who participate by videoconference or by any of those other telecommunication means shall be deemed present for purposes of the calculation of the quorum and majority.

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or agreed by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting. Shareholders may modify the resolutions presented by the Board of Directors during a shareholders’ meeting. In such cases, shareholders who have given prior instructions to vote in favor of the original resolution and blank proxies will be deemed to have voted against the revised resolution. However, if the Board of Directors approves the revised resolution, shareholders who have sent a blank proxy will be deemed to have voted in favor of the revised resolution.

Quorum

The French Code de commerce requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or vote by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, to fulfil the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting deciding upon an increase in our share capital is proposed by capitalization of reserves, profits or share premium.

The quorum requirement is 33% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is reconvened, there is no quorum requirement. Also, no quorum is required when an adjourned extraordinary general meeting is reconvened only to approve an increase in our share capital by capitalization of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

A simple majority of shareholders is required to pass any resolution at an ordinary general meeting or a resolution at an extraordinary general meeting deciding upon a capital increase by capitalization of reserves, profits or share premium. A two-thirds majority of the shareholder votes cast is required for any other resolution proposed at an extraordinary general meeting.

An unanimous shareholder vote is required to increase liabilities of shareholders.

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

Financial statements and other communications with shareholders

In connection with any shareholders’ meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. The French Code de commerce requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorised and/or granted by a company.

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

Legal reserve

The French Code de commerce provides that a French société anonyme, such as ALSTOM, must allocate 5% of its unconsolidated statutory net income for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. At 31 March 2003, our legal reserve was €130.3 million. It was proposed at the General Shareholders’ Meeting held on 2 July 2003 on second call to set-off the major part of our statutory net loss for the fiscal year ended 31 March 2003 against our total reserves (including our legal reserves). This proposal was approved and, as a result, our legal reserve was reduced to €0.

Approval of dividends

According to the French Code de commerce, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Board of Directors may distribute interim dividends for a minimum amount of €0.76 per share, to the extent of the distributable income for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of dividends

Any dividend payment date is decided by the shareholders in an ordinary general meeting upon proposal of the board of directors, or by the board of directors in the absence of such a decision by the shareholders.

Each shareholder may be granted at the General Meeting, for all or part of the dividend or interim dividend distributed, an option to be paid the dividend or interim dividends in cash or in shares of the company, under the current legal and regulatory conditions.

Timing of payment

According to the French Code de commerce, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorised by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in share capital

Increases in share capital

As provided by the French Code de commerce, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the Board of Directors. Increases in our share capital may be effected by:

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

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “— Shareholders’ meetings and voting rights.”

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that the increase has been previously authorised by the shareholders. The Board of Directors may further delegate this right to its Chairman.

Each time the shareholders decide to increase capital or delegate to the Board of Directors the right to carry out a capital increase, they must decide (except when it consecutively follows a contribution in kind or when it results from an earlier issue of securities giving right to the allocation of securities representing a percentage of the share capital) on whether to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in share capital

According to the French Code de commerce, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a programme to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential subscription rights

According to the French Code de commerce, if we issue, for cash, shares or specific kinds of additional securities giving right to subscribe to shares, current shareholders will have preferential subscription rights (droit préférentiel de souscription) to these securities on a pro rata basis.

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

Holding of shares

In accordance with the French Code des marchés financiers or financial markets code, shareholders’ ownership rights are represented by book entries in equity securities accounts instead of physical share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Any entity holding more than 2.5% of our share capital or voting rights must disclose, upon our request, the identity of any individual or entity holding, directly or indirectly, more than a third of its share capital or the attached voting rights.

Transfer of shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the Premier marché of Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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

Requirements for holdings exceeding certain percentages

The French Code de commerce provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as ALSTOM, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 5 trading days of the date it crosses the threshold, of the number of shares it holds individually or in concert with others and their voting rights. The individual or entity must also notify the Conseil des marchés financiers, or CMF, within five trading days of the date it crosses the threshold. This information is made public. These requirements also apply to registered intermediaries, which hold shares on behalf of shareholders who are not French residents. If any shareholder fails to comply with the notification requirements described above, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may also be subject to a €18,000 fine.

French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (déclaration d’intention) with the Company, the COB and the CMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. This information is made public pursuant to French regulations. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

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

C.    Material Contracts

Share Purchase and Settlement Agreement pertaining to the creation of ALSTOM Power

Pursuant to the Share Purchase and Settlement Agreement, dated as of 31 March 2000, among ABB Ltd, ALSTOM and ABB ALSTOM Power N.V., as amended by the Amendment to Share Purchase and Settlement Agreement, dated as of 11 May 2000 (collectively, the “Settlement Agreement”), ALSTOM purchased ABB Ltd’s 50% interest in their joint venture, ABB ALSTOM Power N.V. for a cash payment of €1.25 billion. Among other things, the Settlement Agreement also provided for the termination of various joint venture agreements, the execution of various releases, the settlement of certain disputed items in relation to the joint venture, the unwinding of various financial arrangements between ABB ALSTOM Power N.V. and the ABB Ltd. group, the prospective transfer to the joint venture of various assets and liabilities required to have been transferred to the joint venture under the original joint venture agreements, the transfer to ABB Ltd of certain subsidiaries of the joint venture, various payments among members of the ALSTOM group and the ABB Ltd group in connection with the foregoing transactions (separate from the purchase price payment mentioned above), indemnification and the execution of various ancillary documents. The transaction was consummated on 11 May 2000. ABB ALSTOM Power N.V. was subsequently renamed ALSTOM Power N.V. The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Settlement Agreement, which we filed on 14 July 2000 as Exhibit 2.10 to our Annual Report on Form 20-F for the fiscal year ended 31 March 2000.

Revolving Credit Facility Agreement

On 25 March 2003, we entered into a Revolving Credit Facility Agreement with a group of financial institutions, as lead arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent. Pursuant to this bridge loan, a revolving credit facility was made available to ALSTOM for an aggregate principal amount of €600,000,000. The purpose of the agreement is to provide us with financing pending completion of the disposal of select assets. Proceeds from this facility are to be used by us for general corporate purposes, subject to certain restrictions. All net proceeds from capital market and debt offerings and from the disposals must, subject to certain thresholds, be used to repay amounts drawn and/or reduce available commitments under this agreement in priority to the extended facility agreements described below. We received proceeds from disposals during April and May 2003, following which the available commitments under this facility have been reduced by €125 million. In any event, all amounts outstanding under this bridge agreement mature on 15 December 2003.

Under this bridge agreement, an event of default will be triggered if, among other things, we fail to meet certain financial covenants described in Note 22 to the Consolidated Financial Statements. If we default under certain other loans and financing agreements we have entered into, an event of default under this agreement may also be triggered. The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the €600,000,000 Revolving Credit Facility Agreement dated 25 March 2003 filed as Exhibit 4.5 to this Annual Report on Form 20-F.

Amendments to a Revolving Credit Agreement and to Bilateral Credit Agreements

On 25 March 2003, we entered into (i) a First Amendment Agreement with respect to a €400,000,000 Revolving Credit Facility Agreement with Bayerische Landesbank, Paris Branch, BNP Paribas, Crédit Agricole Indosuez, J.P. Morgan plc (formerly Chase Manhattan plc) and Société Générale, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent, (ii) a First Amendment Agreement with respect to €50,000,000 Bilateral Credit Agreement with BNP Paribas, as lender, and (iii) a First Amendment Agreement with respect to €25,000,000 Bilateral Credit Agreement with JP Morgan Chase Bank, Paris Branch, as lender. The purpose of each of these agreements was to extend the final maturity date of each, and inter alia, to modify certain financial covenants and include other provisions

Outstanding amounts under these agreements mature on 21 January 2004.

Proceeds from advances provided under these Credit Agreements are to be used for general corporate purposes, subject to certain restrictions.

Under these agreements, upon the occurrence and continuation of events that qualify as event of defaults, the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. For example, an event of default will be triggered if we fail to meet certain financial covenants described in Note 22 to the Consolidated Financial Statements. If we default under certain other loans and financing agreements we have entered into, an event of default under these agreements may also be triggered.

In addition, all net proceeds from capital market and debt offerings and from the disposal of select assets must, subject to certain thresholds, be used to repay amounts drawn and/or reduce available commitments under these agreement, but only after the repayment and/or reduction of available commitments of the Revolving Credit Facility Agreement described above.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Amended and Restated €400,000,000 Revolving Credit Facility Agreement dated 25 March 2003, the €50,000,000 Amended and Restated Credit Agreement dated 25 March 2003 and the €25,000,000 Amended and Restated Credit Agreement dated 25 March 2003, filed as Exhibits 4.6,  4.7 and 4.8 to this Annual Report on Form 20-F, respectively.

Amendments to Multicurrency Revolving Credit Agreements

On 8 April 2003, we entered into (i) a Third Amendment Agreement with respect to a €1,250,000,000 Multicurrency Revolving Credit Agreement with BNP Paribas, J.P. Morgan plc (formerly Chase Manhattan plc) and HSBC Investment Bank plc, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent, and (ii) a Second Amendment Agreement with respect to a €976,300,000 Multicurrency Revolving Credit Agreement with BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent. The purpose of each of these agreements was to modify certain financial covenants and other provisions found in the original Multicurrency Revolving Credit Agreements, dated 19 April 1999, as amended, and 3 August 2001, as amended, respectively.

The first revolving credit facility consists of one tranche for a total commitment of €1,250,000,000. The second consists of a tranche A total commitment of €254,800,000 and a tranche B total commitment of €721,500,000.

Proceeds from advances provided under the first facility and under tranche A of the second facility are to be used for general corporate purposes. Proceeds from advances made under tranche B of the second facility are to be used to refinance existing indebtedness and to provide back up to commercial paper.

Outstanding amounts mature on 19 April 2004 under the first facility, and on 1 August 2003 and 3 August 2006 with respect to tranche A and tranche B, respectively, under the second facility. The amounts due on 1 August 2003 were paid by us.

Under these agreements, upon the occurrence and continuation of events that qualify as event of defaults, the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. For example, an event of default will be triggered if we fail to meet certain financial covenants described in Note 22 to the Consolidated Financial Statements. If we default under certain other loans and financing agreements we have entered into, an event of default under these agreements may also be triggered.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Amended and Restated €1,250,000,000 Multicurrency Credit Agreement dated 8 April 2003 and the Amended and Restated €976,300,000 Multicurrency Revolving Credit Agreement filed as Exhibits 4.9 and 4.10, respectively, to this Annual Report on Form 20-F.

Sale of ALSTOM’s Small Industrial Gas Turbines and Medium Industrial and Industrial Steam Turbines Businesses

On 26 April, 2003, ALSTOM and certain ALSTOM affiliates entered into binding agreements to sell our Small Industrial Gas Turbines Business and Medium Industrial Gas Turbines Business and Industrial Steam Turbines Business in two transactions to affiliates of Siemens AG for a total enterprise value of approximately €1.1 billion, consisting of approximately €950 million of cash proceeds, plus debt transferred and certain other adjustments for cash items. The total consideration received by ALSTOM as a result of the sale of the Small Industrial Gas Turbines Business and the Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses will be adjusted to reflect changes in the net asset values of the respective businesses. The adjusted amounts will reflect differences between forecasted net working capital for each of the businesses and actual amounts at the closing dates and will take into account, among other things, pension obligations, net tax assets or liabilities and net cash amounts or net debt.

Pursuant to the terms of the related sale agreements, €125 million is being held in escrow by Demag Delaval Industrial Turbomachinery, a Siemens affiliate. The escrowed amount may be applied to satisfy any amounts due to Demag Delaval Industrial Turbomachinery under the Medium Gas Turbines and Industrial Steam Turbines Sale agreement or under the Small Gas Turbines Sale agreement. Unless otherwise used, 50% of the escrowed amounts are to be released to us on the business day following the first anniversary of the sale of the small gas turbines business (April 2004), and the remainder on the business day following the second anniversary of the sale (April 2005).

In the first transaction, ALSTOM and certain ALSTOM affiliates entered into an agreement with affiliates of Siemens AG for the sale of our Small Industrial Gas Turbines Business. The principal facilities of the Small Industrial Gas Turbines Business are located in the United Kingdom. Among other things, ALSTOM has agreed to indemnify Siemens AG and its affiliates against environmental liabilities and other liabilities relating to the transferred Small Industrial Gas Turbines Business. Pursuant to the terms of the agreement, ALSTOM’s total liability in respect of claims under the indemnification provisions, excluding certain asbestos-related liabilities, together with any amounts claimed under the indemnification provisions of the Medium Industrial Gas Turbines and Industrial Steam Turbines sale agreement, is limited to an aggregate amount of €550 million. The agreement also provided, among other things, for a Siemens affiliate to be granted an option to purchase the US business forming part of ALSTOM’s Small Industrial Gas Turbines Business. In addition, the agreement established a risk sharing mechanism between ALSTOM and Demag Delaval Industrial Turbomachinery N.V., an affiliate of Siemens AG, with regard to certain contracts and litigation proceedings relating to the Small Industrial Gas Turbines Business. The agreement provides that at periods of twelve and 24 months following the closing date, calculation adjustments will occur to determine differences in actual costs arising under the contracts and litigation covered by the risk sharing mechanism and projected costs made at the time of the sale of the Small Industrial Gas Turbines Business (the “differential amount”). For differential amounts in excess of €5 million, ALSTOM will reimburse between approximately 50% to 57% of this excess amount to Delaval Industrial Turbomachinery (the “indemnity”). The risk sharing arrangement will cease following the final payment by ALSTOM of any amounts due 24 months from the closing date.

On 30 April 2003, following receipt of a formal derogation from the European Commission under the EC merger regulation, the closing of the sale of the Small Industrial Gas Turbines Business was announced, resulting in the transfer of ownership to affiliates of Siemens AG with immediate effect. The option in respect of the US business may be exercised at any time up to and including 30 July 2004.

In the second transaction, on 26 April 2003, ALSTOM entered into an agreement with Demag Delaval Industrial Turbomachinery N.V., an affiliate of Siemens AG, relating to the sale of our Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses. The agreement provided for the transfer of portions of the Industrial Turbine and Customer Service segments of ALSTOM’s former Power Sector, which involve the development, manufacture, sale, supply, servicing, operation and maintenance of Medium Gas Turbines and Industrial Steam Turbines, with principal facilities in Sweden, Germany and the Czech Republic, and with additional facilities in Russia and Brazil. Among other things, ALSTOM has agreed to indemnify Siemens AG and its affiliates against environmental liabilities and other liabilities relating to the transferred Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses. Pursuant to the terms of the agreement, ALSTOM’s total liability in respect of claims under the indemnification provisions, excluding certain asbestos related liabilities, together with any amounts claimed under the indemnification provisions of the Small Gas Turbines sale agreement, is limited to an aggregate amount of €550 million. The agreement provided, among other things, for a Siemens affiliate to be granted an option to purchase the US business forming part of ALSTOM’s Medium Gas Turbines and Industrial Steam Turbines Businesses. The option may be exercised at any time up to and including 30 July 2004. In addition, the agreement established a risk sharing mechanism between ALSTOM and Demag Delaval Industrial Turbomachinery with regard to certain contracts and litigation proceedings relating to the Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses. The agreement provided that at periods of twelve and 24 months following the closing date, calculation adjustments will occur to determine differences in actual costs arising under the contracts and litigation covered by the risk sharing mechanism and projected costs made at the time of the sale of the Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses (the “differential amount”). For differential amounts in excess of €5 million, ALSTOM will reimburse between approximately 50% to 57% of this amount to Demag Delaval Industrial Turbomachinery (the “indemnity”). The agreement also provided that if the sale of the Small Gas Turbines Business took place before the completion of the sale of the Medium Gas Turbines and Industrial Steam Turbines Businesses, then the differential amount determined after 24 months arising under the Small Gas Turbines sale agreement will be added to the differential amount determined after 24 months arising under the agreement for the sale of the Medium Gas Turbines and Industrial Steam Turbines Businesses. If such combined differential amount exceeds €10 million, ALSTOM will reimburse Demag Delaval Industrial Turbomachinery between approximately 50% to 57% of amounts in excess of €10 million (the “total indemnity amount”). If the total indemnity amount is higher than the aggregate of the indemnities paid by ALSTOM under the Small Gas Turbines sale agreement and the indemnities paid by ALSTOM under the Medium Gas Turbines and Industrial Steam Turbines sale agreement, then ALSTOM will be required to pay the difference to Demag Delaval Industrial Turbomachinery. On the other hand, if the total indemnity amount is lower than the indemnities paid by ALSTOM under the two agreements, then Demag Delaval Industrial Turbomachinery will be required to reimburse ALSTOM for the overpayment. The risk sharing arrangement will cease following the final payment by ALSTOM of any amounts due 24 months from the closing date.

On 1 August 2003 we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. Completion of this second stage of the disposal followed approval from both the European Commission and US merger control authorities.

Certain minor sites of our Industrial Turbines business have yet to be transferred to Siemens pending completion of legal procedures in select jurisdictions.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Terms of the Offer related to the Sale of ALSTOM’s Small Gas Turbines Business dated 26 April 2003 and the Agreement Relating to the Sale and Purchase of ALSTOM’s Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses dated 26 April 2003, filed as Exhibits 4.11 and  4.12, respectively, to this Annual Report on Form 20-F.

Financing Package Agreement and Amended Financing Package Agreement

Financing Package Agreement

On 6 August 2003, we announced the signature of an agreement with more than 30 of our banks and the French State. This financing package contemplated:

•	a combined capital increase consisting of a €300 million underwritten capital increase with preferential subscription rights for existing shareholders, and a €300 million capital increase reserved for the French State, each to be approved by our shareholders on or before 30 September 2003;

•	a €1 billion issuance of bonds mandatorily reimbursable with shares (“ORA” or obligations remboursables en actions) with preferential rights for existing shareholders, to be approved by our shareholders on or before 30 September 2003 and to take place upon completion of the combined capital increase;

•	subordinated loans with 6-year maturity totaling €1,200 million. The French State agreed to participate in €200 million of the total amount of these subordinated loans;

•	a bonding guarantee facility of €3,500 million provided by a syndicate of banks. The French State agreed to counter guarantee 65% of the aggregate amount of these bonds and guarantees; and

•	short term facilities amounting to €600 million from a syndicate of banks and the French State.

European Commission Intervention

We were informed that, on 8 and 14 August 2003, the French State notified and provided information to the European Commission relating to its commitments under this agreement pursuant to European Community laws that limit State aid to enterprises. On 17 September 2003, the European Commission announced that it was opening an in-depth enquiry of the French State’s role in the financing package. For more information on the European Commission’s enquiry, see “Key Information—Risk Factors—The European Commission may find that elements of our recently negotiated financing package or other transactions we have entered into constitute State aid that may not be compatible with European Community law”, and “Financial Information—Legal Proceedings—European Commission Review of Financing Package and Other Transactions”.

Amendment to Financing Package Agreement

As a result of the European Commission’s announcement and decision, we entered into new discussions with our banks, the French State and the European Commission towards designing a revised package aimed at meeting our financial needs while complying with the European Commission requirements.

On 22 September 2003, we announced the signature of an Amended Financing Agreement with respect to a financing package with the French State, which was accepted by all of the banks party to the original agreement.

The Amended Financing Agreement contemplates a €300 million capital increase. The capital increase will involve the subscription of shares directly by a syndicate of banks, with the simultaneous distribution of free warrants (attribution à titre gratuit de bons d’acquisition d’actions) to our existing shareholders allowing them to purchase the shares directly from the banks. The subscription price for the shares will be €1.25 per share. The warrants to acquire shares will expire on 20 January 2004, at the latest.

The Amended Financing Agreement also contemplates an issuance of €300 million of subordinated bonds with a 20-year maturity reserved for the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDDRA”, or titres subordonnés à durée déterminée remboursables en actions). The issue price for each bond will be €1.25, and each bond will be reimbursable for one share, subject to anti-dilution adjustments. Early redemption of the bonds for cash will be possible if ALSTOM obtains an investment grade rating from one of the two principal rating agencies (Standard

& Poor’s and Moody’s). The bonds will be subordinated to the ORAs and the PSDD referenced below and to our other subordinated and/or unsecured debts generally. The French State has agreed not to sell the TSDDRA or the underlying shares until we have regained full financial stability.

The French State also committed to subscribe up to €200 million of subordinated bonds with a 15-year maturity (“TSDD”, or titres subordonnés à durée déterminée). Early redemption of the bonds will be possible if ALSTOM obtains an investment grade rating from either Standard & Poor’s or Moody’s. These bonds will be subordinated to the ORAs and the PSDD referenced below and to our other subordinated and/or unsecured debt generally.

The agreement also contemplates an approximately €900 million issuance of ORA with preferential subscription rights for existing shareholders, which is to be underwritten by a syndicate of banks. The issue price of the ORA is €1.40 per bond. This amount may be increased to €1 billion. The ORA are to mature on 31 December 2008. Each ORA will be reimbursable at maturity with one share, subject to anti-dilution adjustments. ORA holders will have the right to redeem their bonds for shares prior to maturity, based on the same ratio.

The revised financing package also contemplates subordinated loans with 5-year maturity totalling approximately €1,500 million (“PSDD or prêt subordonné à durée déterminée). The French State has agreed to participate in approximately €300 million of the total amount of these subordinated loans, with the remainder to be provided by the banks. Early prepayment of the subordinated loans is possible at the option of the borrower.

The contract bonds and guarantees facility of €3,500 million from the banks, 65% of which being guaranteed by a French State-controlled financial institution, was reaffirmed in the amended financing agreement.

The short term liquidity provisions of the original financing agreement were retained, with the banks renewing their commercial paper commitment (for €120 million) and the French State renewing its commercial paper commitment (for €300 million). In addition, the Caisse des Dépôts et Consignations has also committed to provide ALSTOM with up to €900 million in commercial paper financing.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Financing Package Agreement dated 2 August 2003 and the Amendment to the Financing Package Agreement dated 20 September 2003, filed as Exhibits 4.13 and 4.14, respectively, to this Annual Report on Form 20-F.

Bonding Guarantee Facility Agreement

On 29 August 2003, our wholly-owned subsidiary, ALSTOM Holdings entered into a €3,500,000,000 Bonding Guarantee Facility Agreement with a syndicate of banks and financial institutions. This agreement was amended on 1 October 2003.

Pursuant to the terms of this agreement, bonding guarantees may be issued in relation to or in connection with the execution or performance by certain of our subsidiaries of commercial contracts of an industrial nature entered into in the ordinary course of business, including for the benefit of customs authorities and subcontractors of these subsidiaries.

The banks benefit from the counter guarantee of the Caisse Française de Développement Industriel, a body of the French State, of 65% of the maximum aggregate amount of the bonding guarantees issued pursuant to this agreement or granted by these banks under other bilateral arrangements.

Under this agreement, upon the occurrence of certain events that qualify as “drawstop” events, the banks will not be required to participate in future bonding guarantees. For example, a drawstop event will occur if a competition authority of competent jurisdiction (including such persons under the control, direction or influence of the European Commission) formally opposes, enjoins or restrains the full implementation of our financing package.

This Bonding Facility was negotiated as part of our original financing package, and was subsequently amended to reflect our revised financing package. Under the Bonding Facility, our failure to, among other things, have (i) a €300 million issuance of subordinated bonds automatically reimbursable with shares upon the approval of such reimbursement by the European Commission (“TSDDRA” or titres subordonnés à durée déterminée remboursables en actions) to the French State subscribed in full on or before 29 December 2003; (ii) a €200 million issuance of subordinated bonds (“TSDD” or titres subordonnés à durée déterminée) to the French State subscribed in full on or before 29 December 2003; or (iii) a €900 million issuance of bonds mandatorily reimbursable with shares (“ORA” or obligations remboursables en actions) launched on or before 1 December 2003, will result in a drawstop event.

Further, the aggregate amount of all bonding guarantees issued under this facility may not exceed €1,000,000,000 until our shareholders approve the various elements of our revised financing package (including the transactions listed above) at the Shareholders’ Meeting scheduled for 18 November 2003 (on second call).

Under this agreement, upon the occurrence and continuation of events that qualify as events of default, the banks may cancel all commitments and declare all outstanding amounts to be immediately due and payable.

Each bank’s available commitment under this Agreement shall be automatically cancelled and reduced to zero on 28 February 2005. On 28 February 2012, the final maturity date, the banks shall be released from other obligations thereunder and, subject to certain exceptions, all related bonding guarantees shall be cancelled and discharged.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the €3,500,000,000 Bonding Guarantee Facility Agreement dated 29 August 2003, as amended on 1 October 2003, and filed as Exhibits 4.16 and 4.17, respectively, to this Annual Report of Form 20-F.

Share Purchase Agreement with respect to the sale of the T&D Sector (excluding Power Conversion)

On 25 September 2003, ALSTOM, ALSTOM Holdings and Areva entered into a Share Purchase Agreement with respect to the sale of our Transmission and Distribution activities (“T&D activities”) to Areva. This agreement calls for the transfer, by ALSTOM, of its specified T&D activities to a subsidiary of ALSTOM (“Newco”), the shares and voting rights of which are to be purchased by Areva. The aggregate consideration for the sale of these shares (the “purchase price”), will be the difference between €950 million (the enterprise value) and the consolidated net financial debt, of Newco, if any, and as adjusted pursuant to the agreement, as of the last day of the month in which the conditions precedent to the transaction have been met or waived, or another date established by the parties.

On the closing date, Areva shall pay to ALSTOM a “provisional price” for the T&D activities, as reduced by the “price escrow amount” and an “NTA escrow amount”, if any. The NTA, or “not transferred amount” represents the value of the local business in those countries, if any, where the transfer of T&D activities could not be completed on the closing date for local regulatory reasons. The provisional price shall be equal to the difference between €950 million and an estimate of the consolidated net financial debt of Newco. On the closing date:

(i)

Areva shall place the price escrow amount in an escrow account pending adjustment of the estimated consolidated net financial debt of Newco. Within 90 days following the closing date, ALSTOM shall deliver its calculation of the consolidated net financial debt of Newco. The escrow agent shall release to ALSTOM within 5 business days of delivery of this calculation one half of the excess, if any, of the €50 million price escrow amount over the amount by which the consolidated net financial debt of Newco shown in such calculation exceeds the estimated net financial debt of Newco. Amounts remaining in escrow thereafter shall be distributed between ALSTOM and Areva upon agreement between the parties on the definitive value of the differential, if any, between the final consolidated net financial debt and estimated consolidated net debt of Newco and otherwise in accordance with the terms of the agreement; and

(ii)	Areva shall place the NTA escrow amount, if any, in an escrow account pending the actual transfer of the activities whose transfer is delayed. The corresponding NTA escrow amount shall be released to ALSTOM as and when such local businesses are transferred prior to 31 December 2004. If any such businesses are not transferred prior to 31 December 2004, the purchase price shall be reduced accordingly and the NTA escrow amount corresponding to the non-transferred activities shall be returned to Areva.

The closing of the sale is subject to various conditions precedent, including that no material adverse impact (as defined therein) has occurred prior to closing, and that the issuance of €300 million of TSDDRA (as defined above) reserved for the French State has occurred prior to closing. The transaction is also subject to standard regulatory anti-competition approvals, including from the European Commission. These conditions to closing are to occur no later than 31 December 2003. We currently expect to meet these conditions by 31 December 2003 and expect that closing will occur in January 2004. If any of the listed conditions precedent is not met by 31 December 2003, absent waiver or agreement by the parties to the contrary, the agreement shall automatically terminate without any indemnity from one party to the other.

ALSTOM has agreed to indemnify Areva for various types of losses or events under the agreement, including (i) up to a maximum aggregate amount of €175 million, due to breaches of representations made in the agreement or as a result of any liability or insufficiency of assets arising or having a cause or origin prior to 31 March 2003 which is not accounted for or sufficiently provided for in the 2003 T&D activities accounts provided to Areva; and (ii) up to a maximum aggregate amount of €250 million, due to certain environmental liabilities, remedial environmental actions to be taken with respect to certain property or under certain regulations, or breaches of certain environmental representations made by ALSTOM. In addition, we have retained liabilities in connection with (i) certain potential pension liabilities relating to employees in the United Kingdom; (ii) specific identified claims and litigation relating to the T&D activities and any tax assessments or audits of entities conducting the T&D activities; (iii) design or manufacturing defects in specific product lines with respect to products manufactured prior to the closing date; and (iv) unprovisioned losses on certain contracts of the T&D activities (such indemnification being limited to 90% of the excess of such unprovisioned losses over €2 million for each such contract).

Pursuant to this agreement ALSTOM has, subject to exceptions, agreed that it and companies under its control will not compete with the T&D activities it will sell to Areva for a period of four years from the closing date.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Share Purchase Agreement dated 25 September 2003, filed as Exhibit 4.15 to this Annual Report on Form 20-F.

Subordinated Debt Facility Agreement

On 30 September 2003, we entered into a Subordinated Debt Facility Agreement with a syndicate of banks and financial institutions.

The subordinated debt facility is divided between a tranche A term loan facility of up to €1,200,000,000 and a tranche B revolving credit facility of €263,399,105. Pursuant to the Amended Financing Package Agreement described above, the tranche B revolving credit facility may be increased by up to €100,000,000. The amount of this increase, if any, shall be up to the amount by which the guarantee of the signatory banks to that agreement in connection with the issuance of the ORAs will not be called into play, and the amount received by such banks resulting from the exercise of the purchase warrants in connection with the capital increase. No drawdown may occur under the subordinated debt facility unless, among other things, certain actions contemplated under the financing package agreement are completed. See “Operating and Financial Review and Prospects — Recent Developments — Financing package.”

The tranche A facility will be available in two advances, with the first advance being used, to the extent of the amounts made available by lenders other than CFDI, to repay part of the outstanding balance of the €1,250,000,000 Multicurrency Revolving Credit Agreement and, to the extent of the amounts made available by CFDI, towards the repayment or prepayment of €300 million of commercial paper (billets de trésorerie). The second advance of the tranche A facility will not become available earlier than 30 January 2004 and will be used for the repayment and cancellation of the €550,000,000 bonds in full. The tranche B facility will be available from 20 January 2004 until 29 September 2008.

Under this agreement, upon the occurrence and continuation of events that qualify as events of default, the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. For example, an event of default will be triggered if we fail to meet certain financial covenants, each as described below:

Interest cover, the ratio of EBITDA1 to consolidated net financial expense2, to be tested by reference to the audited consolidated accounts and six-month interim consolidated financial statements beginning on 31 March 2005, shall not be lower than the following with respect to the financial year or half year:

•	1.2:1 at 31 March 2005;

•	1.6:1 at 30 September 2005;

•	2.5:1 at 31 March 2006;

•	2.5:1 at 30 September 2006;

•	2.5:1 at 31 March 2007;

•	2.5:1 at 30 September 2007; and

•	2.5:1 at 31 March 2008.

Consolidated net worth, defined as the sum of shareholders’ equity and minority interests, to be tested by reference to the audited consolidated accounts and six-month interim consolidated financial statements on the dates specified below, shall not be lower than the following amounts (although this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s):

•	€1,400 million at 31 March 2004;

•	€1,000 million at 30 September 2004;

•	€1,100 million at 31 March 2005;

•	€850 million at 30 September 2005;

•	€1,150 million at 31 March 2006;

•	€1,150 million at 30 September 2006;

•	€1,150 million at 31 March 2007;

•	€1,150 million at 30 September 2007; and

•	€1,150 million at 31 March 2008.

For purposes of this financial covenant, consolidated net worth shall include the TSDDRA.

[1]	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash Flow less goodwill amortisation and less capital gain on disposal of investments.
[2]	Consolidated net financial expense is defined as interest expense plus securitisation expenses less interest income.

Total debt, defined as the sum of the gross financial debt and the net amount of sale of trade receivables, to be tested at the end of each quarter until maturity by reference to the audited consolidated accounts and six-month interim consolidated financial statements (although this covenant will not apply if and for as long as ALSTOM’s long term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s), shall not exceed:

•	€5,550 million in December 2003;

•	€4,750 million in March 2004;

•	€4,850 million in June 2004;

•	€4,800 million in September 2004;

•	€4,600 million in December 2004;

•	€4,450 million in March 2005;

•	€4,650 million in June 2005;

•	€4,650 million in September 2005;

•	€4,600 million in December 2005;

•	€4,450 million in March 2006;

•	€4,400 million in June 2006;

•	€4,400 million in September 2006;

•	€4,400 million in December 2006;

•	€4,400 million in March 2007;

•	€4,400 million in June 2007;

•	€4,400 million in September 2007;

•	€4,400 million in December 2007;

•	€4,400 million in March 2008; and

•	€4,400 million in June 2008.

For purposes of this financial covenant, total debt is to be calculated excluding the TSDDRA.

Total net debt leverage, defined as the ratio of total net debt3 to EBITDA, to be tested at the end of each financial year or half year until maturity by reference to the audited consolidated accounts and six-month interim consolidated financial statements, shall not exceed:

•	8.0 in March 2005;

•	7.5 in September 2005;

•	4.0 in March 2006;

•	3.6 in September 2006;

•	3.6 in March 2007;

•	3.6 in September 2007; and

•	3.6 in March 2008.

(3)	Total net debt is defined as total debt less short-term investments, cash and cash equivalents of the consolidated ALSTOM Group.

For purposes of this financial covenant, total net debt leverage is to be calculated excluding the TSDDRA.

Lastly, EBITDA, to be tested by reference to the audited consolidated accounts and six-month interim consolidated financial statements, shall not be less than:

•	€100 million at 31 March 2004; and

•	€230 million at 30 September 2004.

Under this agreement, if and for so long as our long term unsecured, unsubordinated debt has not been assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard and Poor’s (an “investment grade rating”), we will deliver to the lenders on or before 15 November 2003 a report of PricewaterhouseCoopers (a “PwC Report”) validating our three-year business plan. In addition, we will also deliver to the lenders, if and for so long as our long term unsecured, unsubordinated debt has not been assigned an investment grade rating, a PwC Report validating our updated business plans with respect to the next three financial years on a quarterly basis in January, April, July and October. An event of default under the agreement will arise, and the lenders may cancel all commitments and declare all amounts to be immediately due and payable, if a majority of the lenders representing at least  2/3 of the commitment determine, on the basis of the latest PwC Report, that any event has occurred which has or is likely to have a material adverse effect on the financial condition or business of ALSTOM or the Group, or on our ability to perform and comply with our obligations under this agreement.

Under this agreement, upon the occurrence of certain events that qualify as early repayment events, the lenders may cancel all commitments and declare all outstanding amounts to be due on the next interest payment date. An early repayment event will be triggered if we have not received by the dates set forth in our letter to BNP Paribas as agent dated 30 September 2003 the amounts set forth therein relating to the disposal of our T&D business, and, in particular, have not received such amounts by 12 January 2004. An early repayment event may also be triggered if lenders representing at least  2/3 of the commitment determine that satisfying any conditions subject to which the European Commission will authorise our financing package has a material adverse effect on the financial condition of the ALSTOM Group or on our ability to perform and comply with our obligations under this subordinated debt facility. Finally, an early repayment event may also be triggered if any party to our financing package agreement fails to perform any of its obligations under such agreement.

Each advance drawn from the tranche B facility becomes due at the end of the one or three-month interest period for that advance. Any amount repaid under the tranche B facility before 30 September 2008 remains available for reborrowing. On 30 September 2008, the final maturity date, all outstanding amounts under the tranche A facility and the tranche B facility must be repaid in full.

Under this agreement, each of the lenders has provided an undertaking not to take any action or accelerate any amount owing as a result of our inability to comply with our other financing agreements to which each is a party. However, any actual or potential default or event of default shall cease to be covered by this provision if any entitled person declares due and payable or puts on demand any indebtedness of ALSTOM or any member of the Group, or cancels or suspends any commitment under any agreement to which ALSTOM or any member of the Group is a party. Furthermore, pursuant to this agreement ALSTOM agreed with the lenders to obtain, as soon as reasonably practicable, similar undertakings from those lenders or other providers of indebtedness that are not party to the agreement with respect to other agreements we have breached or may breach. These undertakings are to be substantially on the terms as those provided by the lenders.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Subordinated Debt Facility Agreement dated 30 September 2003 filed as Exhibit 4.18 to this Annual Report on Form 20-F.

D.    Exchange Controls

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by us to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks, and substantially all credit establishments, are accredited intermediaries.

E.    Taxation

French taxation

The following is a general summary of the principal French tax consequences of purchasing, owning and disposing of shares. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or fixed base in France.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this report, all of which are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation. In particular, holders and investors should be aware that the French Government has announced a reform of the avoir fiscal mechanism in the Draft Finance Law for 2004. Such reform would lead to the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after 1 January 2005. However, non-individual shareholders would no longer be entitled to use the avoir fiscal as of 1 January 2005. In addition, the Draft Finance Law for 2004 contemplates the implementation of a temporary equalization tax that would be levied at the rate of 25% (assessed on the net dividends before withholding tax) with respect to dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. Such temporary equalization tax would not be refundable to shareholders.

There are currently no procedures available for holders that are not US residents to claim tax treaty benefits in respect of dividend received on ADSs as shares registered in the name of the nominee. Such holders should consult their own tax advisor about the consequences of owning or disposing of ADSs or shares registered in the name of a nominee.

Taxation on sale or disposal of shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares if both of the following apply to you:

•	you are not a French resident for French tax purposes; and

•	you have held, directly or indirectly alone and with relatives, not more than 25% of ALSTOM’s dividend rights, known as béné-fices sociaux, at any time during the preceding five years.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares.

If you transfer shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

Taxation of dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify for the French parent subsidiary regime; or

•	15% of the dividend paid for the other shareholders who use the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of 1 January 2003.

In addition, if the distribution of dividends by ALSTOM gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

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

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarised below:

Australia	Germany(1)	Malaysia	Senegal	United States
Austria	Ghana	Mali	Singapore	Venezuela
Belgium	Iceland	Malta	South Korea	–
Bolivia	India	Mauritius	Spain	French Territoires d’Outre-Mer and Other: Mayotte New Caledonia Saint-Pierre et Miquelon
Brazil	Israel	Mexico	Sweden
Burkina Faso	Italy	Namibia	Switzerland
Canada Estonia Finland Gabon	Ivory Coast Japan Latvia Lithuania Luxembourg	Netherlands New Zealand Niger Norway Pakistan	Togo Turkey Ukraine United Kingdom

(1)	According to a common statement of the French and German tax authorities dated 13 July 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of 1 January 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on 20 December 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement entered into force on 1 June 2003, and will apply to dividends received as of 1 January 2002.

Under these treaties, a shareholder who fulfils specific conditions may generally apply to the

French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

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

Provided the distributed dividends give rise to the avoir fiscal, a French company must pay a tax known as the précompte to the French tax authorities if it distributes dividends out of:

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

Wealth tax

You will not be subject to French wealth tax, known as impôt de solidarité sur la fortune, for your shares if both of the following apply to you:

•	you are not a French resident for the purpose of French taxation; and

•	you own less than 10% of ALSTOM’s share capital, either directly or indirectly, provided your shares do not enable you to exercise influence on ALSTOM.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax.

Taxation of US investors

The following is a general summary of certain material United States federal income tax and French tax consequences to US holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed 31 August 1994 (the “US-France income tax treaty”), French laws, and the practice of the French tax authorities, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In particular, holders and investors should be aware that the French Government has announced a reform of the avoir fiscal mechanism in the Draft Finance Law for 2004. Such reform would lead to the suppression of the avoir fiscal and the précompte with respect to dividends paid on or after 1 January 2005. However, non-individual shareholders would no longer be entitled to use the avoir fiscal as of 1 January 2005. In addition, the Draft Finance Law for 2004 contemplates the implementation of a temporary equalization tax that would be levied at the rate of 25% (assessed on the net dividends before withholding tax) with respect to dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. Such temporary equalization tax would not be refundable to shareholders.

You will be a “US holder” of shares or ADSs, only if you are the beneficial owner of the shares or ADSs and all of the following five points apply to you:

1.	you own, directly or indirectly, less than 10% of the share capital of ALSTOM;

2.	you are any one of (a), (b), (c) or (d) below:

(a)	a citizen or individual resident of the US for US federal income tax purposes,

(b)	a corporation or certain other entities created or organised in or under the laws of the US or any state thereof (including the District of Columbia),

(c)	an estate the income of which is subject to US federal income taxation regardless of its source; or

(d)	a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust;

3.	you are entitled to the benefits of the US-France income tax treaty under the “limitations on benefits” article of that treaty;

4.	you hold the shares or ADSs as capital assets; and

5.	your functional currency is the US Dollar.

Special rules may apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation and persons holding their shares or ADSs as part of a hedging, straddle or conversion transaction, among others. Those special rules are not discussed in this summary.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

The following summary is based on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. For purposes of the US-France income tax treaty and the US Internal Revenue Code, if you own ADSs evidenced by ADRs, you will be treated as the owner of the shares represented by such ADSs.

Taxation of dividends

Withholding tax and avoir fiscal

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify under the French parent-subsidiary regime; or

•	15% of the dividend paid for the other shareholders who use the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of 1 January 2003.

In addition, if the distribution of dividends by ALSTOM gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

•	70% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

•	80% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As indicated below, the précompte is a tax that is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

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

For US federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as ordinary income to the extent it is paid or deemed paid out of our current or accumulated earnings and profits, as calculated for US federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of the shares or ADSs. You must include these amounts in income on the date payment is received by you, which, if you hold ADSs, will be the date payment is received by the Depositary. Dividends that we pay will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

Also, for US federal income tax purposes, the amount of any dividend paid to you in a foreign currency such as Euro, including any French withholding taxes, will be included in gross income in an amount equal to the US dollar value of the Euro calculated by reference to the spot rate in effect on the date of receipt, regardless of whether you convert the payment into US Dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise foreign currency gain or loss, which gain or loss will generally be US source ordinary income or loss when you sell or dispose of the Euro. You may also be required to recognise foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the US-France income tax treaty.

French withholding tax imposed on the dividends you receive on your shares or ADSs and on any avoir fiscal at 15% under the US-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your US federal income tax liability, subject to detailed conditions and limitations, or you may instead claim a deduction, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the US Treasury.

The précompte

Provided the distributed dividends give rise to the avoir fiscal, a French company must pay a tax known as the précompte to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends paid to you. Under the US-France income tax treaty, the amount of the précompte refunded to US residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 by the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue

Service in the US or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For US federal income tax purposes, the gross amount of the précompte, including any French withholding tax, will be included in your gross income as ordinary income on the date it is received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in a foreign currency such as Euro, including any French withholding taxes, will be equal to the US Dollar value of the Euro calculated by reference to the spot rate in effect on the date the précompte is received, regardless of whether the payment is in fact converted into US Dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise US source ordinary income or loss when you sell or dispose of the Euros.

Recent US Tax Law Changes Applicable to Individuals

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable US federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income provided certain holding period requirements are met. For this purpose, “qualified dividend income” generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, among other things, (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme (qualifying treaties are to be identified by the Secretary of the US Treasury Department). We currently anticipate that if we pay any dividends with respect to our shares and ADSs, they will constitute “qualified dividend income” for US federal income tax purposes and US holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

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

In general, for US federal income tax purposes, you will recognise capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. Any gain or loss will generally be US source gain or loss and will be treated as long term capital gain or loss if your holding period of the shares or ADSs exceeds one year. If you are an individual, any capital gain will generally be subject to US federal income tax at preferential rates if you meet specified minimum holding periods. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or certain gains), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not be classified as a PFIC for US federal income tax purposes. However, since PFIC status is a factual determination that must be made annually and depends upon the composition of our income and assets and the market value of our shares and ADSs, there is no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a US holder held shares or ADSs, certain adverse consequences could apply to the US holder. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than as capital gain and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. In addition, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation available under recent US tax law changes.

US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of shares or ADSs.

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

United States information reporting and backup withholding

Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be required to be reported to the Internal Revenue Service. US federal backup withholding at a current rate of 28% may be imposed on specified payments made to persons that fail to furnish required information. Backup withholding will not apply to you if you furnish a correct taxpayer identification number and make any other required certification. Backup withholding also does not apply to you if you are exempt from backup withholding (for example, if you are a corporation). Any US person required to establish their exempt status generally must file a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide certificate of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. However, because we are a foreign private issuer, we and our shareholders are exempt from certain Exchange Act reporting requirements. The reporting requirements that do not apply to our shareholders or us include the proxy solicitation rules, the rules regarding the furnishing of annual reports to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

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

I.    Subsidiary Information

Not applicable.

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information set forth under “Operating and Financial Review and Prospects—Impact of Exchange Rate and Interest Rate Fluctuations” and Notes 1(g) and 29 to the Consolidated Financial Statements.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of ALSTOM or any of its subsidiaries.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

ITEM 15—CONTROLS AND PROCEDURES

As described in more detail in “Financial Information—Legal Proceedings—SEC Investigation relating to ALSTOM Transportation Inc.” above, on 30 June 2003, we announced that we were conducting an internal review assisted by external lawyers and accountants following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of ALSTOM Transportation Inc. (“ATI”), a US subsidiary of ALSTOM. We also announced that the internal review had identified that losses had been significantly understated in ATI’s accounts, in substantial part due to accounting improprieties. As a result, an additional €73 million charge (after tax net charge of €51 million) was recorded in the Group’s consolidated financial statements approved by the General Shareholders’ Meeting on 2 July 2003.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of the Disclosure Committee, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of 31 March 2003. The evaluation took into account the matters set out above and the reasons therefore, and the results to date of the Group’s internal review. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the system and operation of ALSTOM Transportation Inc.’s controls and procedures was unsatisfactory and that improvements should be implemented. As a result of the ATI matter, and in connection with the preparation of the local statutory accounts of ATI and the Consolidated Financial Statements included herein, we (assisted by outside professionals) performed or caused to be performed additional substantive reviews since 30 June 2003. On the basis of these reviews, we believe that these matters did not result in material misstatements in our Consolidated Financial Statements.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty (especially in relation to large and complex long-term project contracts that are numerous in our businesses) and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established processes.

No changes in our internal control over financial reporting occurred during our fiscal year ended 31 March 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, since 31 March 2003, we have implemented, or we are in the course of implementing, several changes related to our internal controls over financial reporting, including without limitation the following:

•	Reporting lines of the unit finance directors have been revised so that they all now report directly to the financial officers of the relevant business and sectors and ultimately to our Chief Financial Officer.

•	A Risk Committee, chaired by our Chief Executive Officer, has been established in order to strengthen the risk review process. This committee is required to meet on a monthly basis in order to:

•	review risks from major tenders exceeding defined euro amounts or deviating from defined criteria. The tenders reviewed by the Corporate Risk Management executives are required to be approved by either the Chief Executive Officer or an Executive Vice President prior to the bid date;

•	be briefed on the project reviews attended by the Corporate Risk Management Executives during the preceding month; and

•	review the matters reported by the internal audit.

•	Several new checklists have been issued relating to internal controls over financial reporting and disclosure controls and procedures to enable management to monitor unit compliance with corporate policies and instructions.

•	Selective upgrades of accounting personnel are being made.

In addition, in general, our internal controls over financial reporting used to be embedded in a single reporting and accounting manual. The internal controls over financial reporting are being further developed, and have now been set out in a separate Internal Controls Manual.

Further changes to our internal controls and procedures over financial reporting and/or our disclosure controls and procedures may be implemented during the current fiscal year.

ITEM 16—[RESERVED]

PART III

ITEM 17—FINANCIAL STATEMENTS

Not applicable.

ITEM 18—FINANCIAL STATEMENTS

The following financial statements, together with the report of Barbier Frinault & Autres, Ernst & Young Network, and Deloitte Touche Tohmatsu thereon, are filed as part of this report:

Consolidated Financial Statements

Independent Auditors’ Report	F-1
Consolidated Income Statements for the fiscal years ended 31 March 2001, 2002 and 2003	F-2
Consolidated Balance Sheets at 31 March 2001, 2002 and 2003	F-3
Consolidated Statements of Cash Flows for the years ended 31 March 2001, 2002 and 2003	F-4
Consolidated Statements of Changes in Shareholders’ Equity for the years ended 31 March 2001, 2002 and 2003	F-5
Notes to the Consolidated Financial Statements	F-7

ITEM 19—EXHIBITS

1	Amended and restated by-laws (statuts) of the Company (unofficial English translation) (updated as of July 5, 2002).

4.1	Share Purchase and Settlement Agreement dated as of 31 March 2000 among ABB Ltd., the Company and ABB ALSTOM POWER NV (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F (Commission file no. 1-14836) filed by the Company on 14 July 2000).

4.2	Purchase Agreement dated as of 19 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

4.3	Amendment No. 1 to the Purchase Agreement, dated as of 26 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

4.4	Amendment No. 2 to the Purchase Agreement dated as of 14 May 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F (Commission file no. 1-4836) filed by the Company on 2 July 2001).

4.5	€600,000,000 Revolving Credit Facility Agreement dated 25 March 2003 among the Company, the financial institutions named therein, as lead arrangers, the syndicate of banks and financial institutions named therein, as lenders, and BNP Paribas, as agent.

4.6	Amended and Restated €400,000,000 Revolving Credit Facility Agreement dated 25 March 2003 among the Company, Bayerische Landesbank, Paris Branch, BNP Paribas, Crédit Agricole Indosuez, J.P. Morgan plc and Société Générale, as arrangers, the syndicate of banks and financial institutions named therein, as lenders, and BNP Paribas, as agent.

4.7	€50,000,000 Amended and Restated Credit Agreement dated 25 March 2003 between the Company and BNP Paribas, as lender.

4.8	€25,000,000 Amended and Restated Credit Agreement dated 25 March 2003 between the Company and JP Morgan Chase Bank, Paris Branch, as lender.

4.9	Amended and Restated €1,250,000,000 Multicurrency Credit Agreement dated 8 April 2003 among the Company, BNP Paribas, J.P. Morgan plc (formerly Chase Manhattan plc) and HSBC Investment Bank plc, as arrangers, the syndicate of banks and financial institutions named therein, as lenders, and BNP Paribas, as agent.

4.10	Amended and Restated €976,300,000 Multicurrency Revolving Credit Agreement dated 8 April 2003 among the Company, BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arrangers, the syndicate of banks and financial institutions named therein, as lenders, and BNP Paribas, as agent.

4.11	Terms of Offer relating to the Sale of Alstom’s Small Gas Turbines Business dated 26 April 2003 among the Company, Alstom Power UK Ltd., Alstom Power Industrial Turbine Services Ltd., Demag Delaval Industrial Turbomachinery N.V. and Demag Delaval Industrial Turbomachinery Limited.

4.12	Agreement relating to the Sale and Purchase of Alstom’s Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses dated 26 April 2003 between the Company and Demag Delaval Industrial Turbomachinery N.V.

4.13	Financing Package Agreement dated 2 August 2003 among ALSTOM, BNP Paribas, Groupe Crédit Agricole and Société Générale, as signing banks, a group of lenders, as non signing banks, and the French State (unofficial English translation).

4.14	Amendment to the Financing Package Agreement, dated 20 September 2003 among ALSTOM and the French State, accepted by BNP Paribas, Groupe Crédit Agricole, Société Générale, Natexis Banques Populaires, CCF, Crédit Industriel et Commercial and CDC Finance – CDC Ixis, as the signing banks, on 22 September 2003 (unofficial English translation).

4.15	Share Purchase Agreement with respect to the sale of the T&D Sector dated 25 September 2003 among ALSTOM Holdings, ALSTOM and Areva (1)

4.16	€3,500,000,000 Bonding Guarantee Facility Agreement dated 29 August 2003, among ALSTOM Holdings, BNP Paribas, CCF, Crédit Agricole Indosuez, Crédit Industriel et Commercial, Crédit Lyonnais, Natexis Banques Populaires and Société Générale, as mandated lead managers, the syndicate of banks and financial institutions named therein, as initial tranche A issuing banks, the syndicate of banks and financial institutions named therein, as initial tranche A participating banks, the syndicate of banks and financial institutions named therein, as tranche B issuing banks, and HSBC Bank plc, as facility agent.

4.17	Deed of Amendment No. 1 relating to the €3,500,000,000 Bonding Guarantee Facility Agreement dated
1 October 2003 among ALSTOM Holdings, BNP Paribas, CCF, Crédit Agricole Indosuez, Crédit Industriel et Commercial, Crédit Lyonnais, Natexis Banques Populaires, Société Générale, as Initial Tranche A Issuing Banks, Initial Tranche B Issuing Banks and Initial Tranche A Participating Banks, and HSBC Bank plc, as Facility Agent.

4.18	Subordinated Debt Facility Agreement dated 30 September 2003 among ALSTOM, BNP Paribas, Crédit Agricole Indosuez, Crédit Lyonnais, Société Générale and Caisse Française de Développement Industriel, as arrangers, the syndicate of banks and financial institutions named therein and Caisse Française de Développement Industriel, as lenders, and BNP Paribas, as agent.

8	Subsidiaries of the Company (see Note 32 to the Consolidated Financial Statements).

12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information in this Exhibit has been marked with a star (*).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALSTOM

Date: 15 October 2003

By:	/s/ PATRICK KRON
Name:	Patrick Kron
Title:	Chairman and Chief Executive Officer

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of ALSTOM:

We have audited the accompanying consolidated balance sheets of ALSTOM (“the Company”) as of March 31, 2001, 2002 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2003, all expressed in euros. These consolidated financial statements are the responsibility of the management of ALSTOM. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ALSTOM as of March 31, 2001, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in France.

As discussed in Note 1(c) to the consolidated financial statements, these consolidated financial statements, prepared for the purposes of the annual report of ALSTOM on Form 20-F, differ from the consolidated financial statements filed at the Greffe of the Tribunal de Commerce in Paris, France.

Accounting principles used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in France (“French GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A description of the differences between French GAAP and US GAAP and a reconciliation of the consolidated net income for the years ended March 31, 2001, 2002 and 2003 and shareholders’ equity as of March 31, 2001, 2002 and 2003 to US GAAP as they apply to ALSTOM are set forth in Note 33 of the notes to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant operating losses and an increasing level of indebtedness as a result of which ALSTOM’s ability to meet its financial needs depends on the successful execution of its action plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. As part of its action plans, and as more fully described under Note 34 (a), the Company has concluded a financing package with its bankers and the French State, the successful implementation of which depends on certain future events. The financing package and certain other transactions are under investigation by the European Commission. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Barbier Frinault & Autres	DELOITTE TOUCHE TOHMATSU
ERNST & YOUNG

Gilles Puissochet

Paris, France

July 2, 2003, except for the accounting impacts of facts and events described in Note 1 (c) and for Note 34, October 15, 2003

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 March
	Note	2001 (*)	2002 (*)	2003
		In € million
SALES		24,550	23,453	21,351
Of which products		17,569	17,541	16,374
Of which services		6,981	5,912	4,977
Cost of sales		(20,428)	(19,623)	(19,281)
Of which products		(14,761)	(15,141)	(15,598)
Of which services		(5,667)	(4,482)	(3,683)
Selling expenses		(1,140)	(1,078)	(970)
Research and development expenses		(629)	(575)	(622)
Administrative expenses		(1,202)	(1,236)	(1,079)
OPERATING INCOME (LOSS)		1,151	941	(601)

Other income (expenses), net	(4)	(165)	(390)	(555)
Other intangible assets amortisation	(8)	(55)	(64)	(67)
EARNINGS BEFORE INTEREST AND TAX		931	487	(1,223)

Financial income (expense), net	(5)	(207)	(294)	(270)
PRE-TAX INCOME (LOSS)		724	193	(1,493)

Income tax (charge) credit	(6)	(174)	(10)	301
Share in net income (loss) of equity investments		(4)	1	3
Dividend on redeemable preference shares of a subsidiary		—	(14)	—
Minority interests		(37)	(23)	(15)
Goodwill amortisation	(2 & 7)	(305)	(286)	(284)

NET INCOME (LOSS)		204	(139)	(1,488)

Earnings per share in Euro
Basic		0.9	(0.6)	(5.6)
Diluted		0.9	(0.6)	(5.6)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The consolidated income statement for the year-ended 31 March 2003 presented above for US filing purposes has been adjusted compared to the consolidated income statement in the French GAAP consolidated financial statements as approved by our shareholders on 2 July 2003 and published under French regulations. This adjustment is due to differences between French and US reporting rules. See Note 1 (c) for further explanation.

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		At 31 March
	Note	2001 (*)	2002 (*)	2003
		In € million
ASSETS
Goodwill, net	(7)	5,310	4,612	4,440
Other intangible assets, net	(8)	1,187	1,170	1,168
Property, plant and equipment, net	(9)	2,788	2,788	2,331
Equity method Investments and other investments, net	(10)	323	301	245
Other fixed assets, net	(11)	1,301	1,326	1,294

Fixed assets, net		10,909	10,197	9,478
Deferred taxes	(6)	1,088	1,486	1,866
Inventories and contracts in progress, net	(12)	6,049	5,593	4,608
Trade receivables, net	(13)	7,029	4,730	4,830
Other accounts receivables, net	(15)	2,816	3,304	2,265

Current assets		15,894	13,627	11,703
Short term investments	(17)	496	331	142
Cash and cash equivalents	(18)	2,524	1,905	1,628

TOTAL ASSETS		30,911	27,546	24,817

LIABILITIES
Shareholders’ equity		2,090	1,752	707
Minority interests	(19)	102	91	95
Redeemable preference shares of a subsidiary	(22)	205	205	—
Undated subordinated notes	(22)	250	250	—
Provisions for risks and charges	(20)	4,591	3,849	3,738
Accrued pension and retirement benefits	(21)	1,058	994	972
Financial debt	(22)	6,231	6,035	6,331
Deferred taxes	(6)	103	47	37
Customers’ deposits and advances	(24)	6,205	4,221	3,541
Trade payables		6,540	5,564	4,629
Accrued contract costs and other payables	(23)	3,536	4,538	4,767

Current liabilities		16,281	14,323	12,937

TOTAL LIABILITIES		30,911	27,546	24,817

Commitments and contingencies	(27 & 28)

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).

The consolidated balance sheet at 31 March 2003 presented above for US filing purposes has been adjusted compared to the consolidated balance sheet included in the French GAAP consolidated financial statements as approved by our shareholders on 2 July 2003 and published under French regulations. This adjustment is due to differences between French and US reporting rules. See Note 1 (c) for further explanation.

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	At 31 March
	2001 (*)	2002 (*)	2003
	In € million
Net income (loss)	204	(139)	(1,488)
Minority interests	37	23	15
Depreciation and amortisation	854	792	754
Changes in provision for pension and retirement benefits, net	115	(51)	22
Net (gain) loss on disposal of fixed assets and investments	—	(198)	(19)
Share in net income (loss) of equity investees (net of dividends received)	4	—	(3)
Changes in deferred tax	(36)	(86)	(462)
Net income (loss) after elimination of non cash items	1,178	341	(1,181)
Decrease (increase) in inventories and contracts in progress, net	(1,462)	54	415
Decrease (increase) in trade and other receivables, net	(1,504)	528	677
Increase (decrease) in sale of trade receivables, net	894	140	(661)
Increase (decrease) in contract related provisions	(813)	(948)	204
Increase (decrease) in other provisions	(144)	2	(49)
Increase (decrease) in restructuring provisions	(526)	(123)	(29)
Increase (decrease) in customers’ deposits and advances	2,603	(1,254)	(98)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	(42)	681	185
Changes in net working capital (2)	(994)	(920)	644

Net cash provided by (used in) operating activities	184	(579)	(537)

Proceeds from disposals of property, plant and equipment	189	118	252
Capital expenditures	(568)	(550)	(410)
Decrease (increase) in other fixed assets, net	(382)	(104)	(55)
Cash expenditures for acquisition of investments, net of net cash acquired	(1,137)	(113)	(166)
Cash proceeds from sale of investments, net of net cash sold	308	772	38

Net cash provided by (used in) investing activities	(1,590)	123	(341)

Capital increase	33	—	622
Undated subordinated notes and redeemable preference shares	455	—	—
Dividends paid including minorities	(118)	(136)	(1)

Net cash provided by (used in) financing activities	370	(136)	621

Net effect of exchange rate	(20)	(12)	(41)
Other changes (3)	151	16	(464)

Decrease (increase) in net debt	(905)	(588)	(762)

Net debt at the beginning of the period (1)	(2,306)	(3,211)	(3,799)

Net debt at the end of the period (1)	(3,211)	(3,799)	(4,561)

Cash paid for income taxes	68	154	70
Cash paid for net interest	130	165	172

(*)	As published but after inclusion of the changes in presentation described in Note 2 (a).
(1)	Net debt includes short-term investments, cash and cash equivalents net of financial debt.
(2)	See Note 16.
(3)	Including in year ended 31 March 2003 reclassification of redeemable preference shares of a subsidiary and undated subordinated notes totalling €455 million as disclosed in Note 22 (a).

The consolidated statement of cash flows at 31 March 2003 presented above for US filing purposes has been adjusted compared to the consolidated statement of cash flows included in the French GAAP consolidated financial statements as approved by our shareholders on 2 July 2003 and published under French regulations. This adjustment is due to differences between French and US reporting rules. See Note 1 (c) for further explanation.

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of outstanding shares	Capital	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Shareholders’ Equity
	(in € million, except for number of shares)
At 1 April 2000	213,698,403	1,282	62	688	(46)	1,986
Capital increase	1,689,056	10	23	–	–	33
Changes in Cumulative Translation Adjustments	–	–	–	–	(15)	(15)
Net income	–	–	–	204	–	204
Dividend paid	–	–	–	(118)	–	(118)

At 31 March 2001	215,387,459	1,292	85	774	(61)	2,090

Changes in Cumulative Translation Adjustments	–	–	–	–	(80)	(80)
Net income (loss)	–	–	–	(139)	–	(139)
Dividend paid	–	–	–	(119)	–	(119)

At 31 March 2002	215,387,459	1,292	85	516	(141)	1,752

Capital increase	66,273,064	398	224	–	–	622
Changes in Cumulative Translation Adjustments	–	–	–	–	(179)	(179)
Net income (loss) (1)	–	–	–	(1,488)	–	(1,488)
Dividend paid	–	–	–	–	–	–

At 31 March 2003	281,660,523	1,690	309	(972)	(320)	707

(1)	Before allocation to be determined at the annual Shareholder’s meeting to be held at the latest on 2 July 2003.

In August 2000, a specific issue of shares reserved for employees was made and 1,689,056 shares were subscribed. Related costs net of tax of €7 million were charged against additional paid-in capital of €30 million.

In July 2002, an issue of shares was made and 66,273,064 shares having a par value of €6 were subscribed. Related costs net of tax of €15 million were charged against additional paid-in capital of €239 million.

At 31 March 2003, the issued paid-up share capital of the parent company, ALSTOM, amounted to €1,689,963,138 and was divided into 281,660,523 shares having a par value of €6.

At the Ordinary General Shareholders’ Meeting held on 2 July 2003, it was decided that no dividend be paid.

The negative variation of cumulative translation adjustment since 1 April 2002 is mainly due to the appreciation of the Euro mainly against the British Pound, Brazilian Real and Mexican Peso and by the transfer to cumulative translation adjustment of exchange gains and losses on long term loans to subsidiaries that are considered as investments in such subsidiaries.

The consolidated statement of changes in shareholders’ equity at 31 March 2003 presented above for US filing purposes has been adjusted compared to the consolidated statement of changes in shareholders’ equity included in the French GAAP consolidated financial statements as approved by our shareholders on 2 July 2003 and published under French regulations. This adjustment is due to differences between French and US reporting rules. See Note 1 (c) for further explanation.

The accompanying Notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of business and basis of preparation

(a)    Description of business

ALSTOM (the Group) is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation and power transmission and distribution, power conversion, and the transport market through rail and marine activities. A range of components, systems and services is offered by the Group covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(b)    Basis of preparation

ALSTOM is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Group, in preparing the consolidated financial statements, has used the following main assumptions that:

•	the shareholders prior to 31 July 2003 will approve at the share holders meetings the principles of a capital increase,

•	the financial covenants will be met, renewed or renegotiated as required,

•	maturing debt will be reimbursed or refinanced as required.

Notes 22 (a) and (b) and 29 (e) set out the Group’s financial debt covenants, maturity and liquidity. The Group’s ability to meet the assumptions used in the preparation of its consolidated financial statements set out above also depends on the success of its new action plan.

The Group has taken into account the matters set out above and all other matters including the risks disclosed in the notes to the consolidated financial statements and has confirmed the applicability of the fundamental accounting principles, including going concern, cut-off between accounting periods (Accruals concept) and consistency of accounting principles.

(c)    Comparability of the consolidated financial statements included in the 20-F with the consolidated financial statements approved by the shareholders and published in France.

The consolidated financial statements and related notes of the Group presented herein differ in certain respects from the consolidated financial statements and related notes approved by the shareholders in general meeting on 2 July 2003 and registered with the Greffe du Tribunal de Commerce. The principal difference is due to a substantial change in estimate identified by management in August 2003 in relation to certain contracts in the Transport Sector. These changes of estimate reflect additional evidence obtained during reviews by management of estimated costs of the contracts at completion in late July 2003 with respect to conditions that existed at 31 March 2003.

Under French GAAP, in accordance with Section 130-2 and 311-7 of Conseil National de la Comptabilité rules, previously reported balances are not modified for the consequences of such additional evidence. The Group’s consolidated financial statements for the year ended 31 March 2003 that were registered with the Greffe du Tribunal de Commerce have therefore not been modified to reflect this additional evidence. The effect of these changes in estimates will be reflected in the Group’s interim financial statements for the six-month period ended 30 September 2003, as required by French financial reporting rules.

However, the French GAAP Consolidated Financial Statements included in this Annual Report on Form 20-F, have been modified as a result of this additional evidence.

The differences between ALSTOM’s consolidated financial statements registered with the Greffe du Tribunal de Commerce and these Consolidated Financial Statements are summarised as follows:

Consolidated Balance Sheet

	31 March 2003 (As approved at 2 July 2003 general meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	In € million
Deferred taxes	1,831	35	1,866
Trade receivables, net	4,855	(25)	4,830
Other assets	18,121	—	18,121

Total assets	24,807	10	24,817

Shareholders’ equity	758	(51)	707
Provisions for risks and charges	3,698	40	3,738
Accrued contract costs and other payables	4,746	21	4,767
Other liabilities	15,605	—	15,605

Total liabilities	24,807	10	24,817

Consolidated Income Statement

	31 March 2003 (As approved at 2 July 2003 general meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	In € million
Sales	21,351	—	21,351
Cost of sales	(19,187)	(94)	(19,281)
Other operating expenses	(2,671)	—	(2,671)
OPERATING INCOME (LOSS)	(507)	(94)	(601)

Other income (expenses), net and intangible assets amortisation	(622)	—	(622)
EARNINGS BEFORE INTEREST AND TAX	(1,129)	(94)	(1,223)

Financial income (expense), net	(270)	—	(270)
PRE-TAX INCOME (LOSS)	(1,399)	(94)	(1,493)

Income tax (charge) credit	263	38	301
Other items	(296)	—	(296)

NET INCOME (LOSS)	(1,432)	(56)	(1,488)

			—
Loss per share in Euro
Basic	(5.4)	(0.2)	(5.6)
Diluted	(5.4)	(0.2)	(5.6)

Consolidated Cash flow statement

	31 March 2003 (As approved on 2 July 2003 general meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	In € million
Net income (loss)	(1,432)	(56)	(1,488)
Items reconciling the net income (loss) and the net income (loss) after elimination of non cash items	345	(38)	307
Net income (loss) after elimination of non cash items	(1,087)	(94)	(1,181)
Change in net working capital	550	94	644

Net cash provided by (used in) operating activities	(537)		(537)

Net cash provided by (used in) investing activities	(341)		(341)

Net cash provided by (used in) financing activities	621		621

Net effect of exchange rates and other changes	(505)		(505)

Decrease (increase) in net debt	(762)		(762)

Net debt at the beginning of the period	(3,799)		(3,799)

Net debt at the end of the period	(4,561)		(4,561)

Consolidated statement of changes in shareholders’ equity

	31 March 2003 (As approved on 2 July 2003 general meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	In € million
Capital	1,690		1,690
Additional paid in capital	309		309
Retained Earnings	(916)	(56)	(972)
Cumulative translation Adjustment	(325)	5	(320)

Shareholders’ equity	758	(51)	707

Sector data—Transport

	31 March 2003 (As approved on 2 July 2003 general meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	In € million

Operating income (loss)	(24)	(94)	(118)
Earnings Before Interest and Tax	(113)	(94)	(207)
Capital employed	738	(86)	652

Note 2 – Summary of accounting policies

The consolidated financial statements of the Group are prepared in accordance with French Generally Accepted Accounting Principles and Réglements 99-02 & 00-06 of the “Comité de réglementation comptable” (French consolidation methodology). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised. If capital leases had been capitalised, the impact would have been an increase of property plant and equipment, net of €112 million and €212 million, an increase of financial debt of €119 million and €216 million and a decrease of shareholder’s equity of €7 million and €4 million at 31 March 2002 and 2003 respectively. If long term rentals had been consolidated the impact would have been an increase of long-term lease receivable of €667 million and an increase of long-term lease payable of €667 million at 31 March 2003 (Note 27 (b)).

(a)    Change in presentation

In the year ended 31 March 2003 the following changes in presentation have been made and previous years adjusted accordingly:

(i)    Amortisation of goodwill

The presentation of goodwill amortisation previously included in Earnings Before Interest and Tax has been changed and is now presented immediately above net income. Previous years’ comparative figures have been reclassified accordingly. This reclassification amounts to €305 million and €286 million for the years ended 31 March 2001 and 2002, respectively.

The amortisation of other intangible assets continue to be shown as part of Earnings before Interest and Tax.

(ii)    Securitisation of future receivables

The right to receive payment from certain customers for future receivables previously included in the line “Customer deposits and advances” has been reclassified in financial debt following a recommendation issued by the “Commission des opérations de bourse” and the “Commission bancaire” on 15 November 2002 and the related interpretation issued by the French National Audit Association (CNCC). Previous years’ comparative figures have been reclassified accordingly in the balance sheets and the statements of cash flows. This restatement amounts to €1,578 million and €1,735 million for the years ended 31 March 2001 and 2002, respectively.

The related costs previously included in the line “Other income (expenses) net” have been reclassified and disclosed separately as part of “Financial income (expenses) net”. This amounted to €90 million and €87 million at 31 March 2001 and 2002 respectively.

(iii)    Sale of trade receivables

In the Consolidated Statements of Cash Flow the net cash provided by (used in) sale of trade receivables previously included in the line “Decrease (increase) in trade and other receivables, net” has been disclosed separately as part of “Net cash provided by (used in) operating activities”. This amounts to €894 million and €140 million at 31 March 2001 and 2002 respectively.

(iv)    Deferred tax

Deferred tax assets and liabilities have been netted either by tax grouping or by legal entity. This netting decrease the deferred tax asset and liability positions by €755 million and €658 million at 31 March 2001 and 2002 respectively.

(b)    Consolidation methods

Investments over which the Group has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated. Control exists where the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Joint ventures in companies in which the Group has joint control are consolidated by the proportionate method with the Group’s share of the joint ventures’ results, assets and liabilities recorded in the “Consolidated financial statements”.

Investments in which the Group has an equity interest of 20% to 50% and over which the Group exercises significant influence, but not control, are accounted for under the equity method.

Results of operations of subsidiaries acquired or disposed of during the year are recognised in the consolidated income statements as from the date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the Group’s major consolidated businesses and investees and the applicable method of consolidation is provided in Note 32.

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

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

(d)    Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long-term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract “contract mile-stones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the shipbuilding Sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognized on a straight line basis over the term of the contract.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated income statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

Cost of sales is computed on the basis of percentage of completion applied to total estimated costs. The excess of that amount over the cost of sales reported in prior periods is the cost of revenues for the period. Contract completion accruals are recorded for future expenses to be incurred in connection with the completion of contracts or of identifiable portions of contracts. Warranty provisions are estimated on the basis of contractual agreement and available statistical data.

(e)    Translation of financial statements denominated in foreign currencies

The functional currency of the Group’s foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries located outside the Euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are converted at the average annual rate of exchange. The resulting translation adjustment is included as a component of shareholders’ equity.

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

(g)    Financial instruments

The Group operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates. Financial instruments are utilised by the Group to reduce those risks. The Group’s policy is to hedge currency exposures by holding or issuing financial instruments.

The Group enters into various interest rate swaps, forward rate agreements (“FRA”) and floors to manage its interest rate exposures. Net interest is accrued as either interest receivable or payable with the offset recorded in financial interest.

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are deferred and recorded in the carrying amount of the related hedged asset, liability or firm commitment.

The Group also uses export insurance contracts to hedge its currency exposure on certain long-term contracts during the open bid time as well as when the commercial contract is signed. If the Group is not successful in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium.

As a consequence, during the open bid period, these insurance contracts are accounted for as such, the premium being expensed when incurred. When the contract is signed, the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Group may enter into derivatives in order to optimize the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(h)    Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price allocation are applied to goodwill. Goodwill is amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(i)    Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all Sectors due to the long-term nature of the contracts and activities involved.

(j)    Impairment

At the balance sheet date, whenever events or changes in markets indicate a potential impairment including goodwill, other intangible assets, property, plant and equipment and deferred tax assets, a detailed review is carried out based on projected operating performance. Whenever such review indicates that there is an impairment, the carrying amount of such assets is reduced to their estimated recoverable value.

(k)    Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 27 (b)).

(l)    Other investments

Other investments are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters: equity value, profitability and expected cash flow from the investment.

(m)    Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(n)    Inventories and contracts in progress

Raw materials and supplies, work and contracts in progress, and finished products are stated at the lower of cost, using the weighted average cost method, or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition. Finished goods and work and contract in progress inventory includes an allocation of applicable manufacturing overheads.

(o)    Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(p)    Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an initial maturity of less than three months.

(q)    Deferred taxation

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

(r)    Customer deposits and advances

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

(s)    Provisions for risks and charges

A provision is recognised when:

•	the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event;

•	it is probable that an outflow of economic resources will be required to settle the obligation;

•	the outflow can be reliably estimated.

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

(t)    Stock options

Stock options are not recorded by the Group at the date of grant. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(u)    Research and development

Internally generated research and development costs are expensed as incurred.

(v)    Employee benefits

The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

For single employer defined benefit plans, the fair value of plan assets is assessed annually and actuarial assumptions are used to determine cost and benefit obligations. Liabilities and prepaid expenses are accrued over the estimated term of service of employees using actuarial methods. Experience gains and losses, as well as changes in actuarial assumptions and plan assets and provisions are amortised over the average future service period of employees.

For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred.

(w)    Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the work- force and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(x)    Financial income (expense)

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

(y)    Earnings per share

Basic earnings per share are computed by dividing the annual net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, Net income (loss) is not adjusted as the Group has no interest bearing dilutive instruments.

(z)    Exchange rates used for the translation of main currencies

	2001		2002		2003
€ for 1 monetary unit	Average	Closing	Average	Closing	Average	Closing
British pound	1.632230	1.614987	1.627372	1.631321	1.549571	1.450116
Swiss franc	0.650100	0.654836	0.670010	0.681663	0.682536	0.677323
US dollar	1.106515	1.132246	1.136956	1.146263	0.997990	0.917852
Canadian dollar	0.733726	0.719217	0.725494	0.718236	0.646284	0.623558
Australian dollar	0.608764	0.550721	0.582556	0.610426	0.563472	0.553220

Note 3 – Changes in consolidated companies

The main changes in the consolidated companies are as follows:

(i) In April 2002, the Group acquired the remaining 49% of the share capital in Fiat Ferroviaria Spa now renamed ALSTOM Ferroviaria Spa for €154 million. This company is fully consolidated since the acquisition date.

(ii) In September 2002, operations in South Africa were sold to local empowerment participants and financiers. A 10% interest in the acquiring company has been retained. Gross proceeds from the sale are €50 million paid in October 2002. It is de-consolidated with effect from 30 September 2002.

(iii) In January 2003, the wholly owned company ALSTOM Power Insurance Ltd was de-consolidated with effect from 31 January 2003. Total gross proceeds as a result of this disposal were €101 million.

Note 4 – Other income (expense) net

	Year ended 31 March
	2001	2002	2003
	in € million
Net gain on disposal of fixed assets	1	11	29
Net gain (loss) on disposal of investments (1)	(4)	107	(35)
Restructuring costs	(81)	(227)	(268)
Employees’ profit sharing	(25)	(5)	(18)
Pension costs (Note 21)	(112)	(139)	(214)
Others, net (2)	56	(137)	(49)

Other income (expense), net	(165)	(390)	(555)

(1)	In the year ended 31 March 2002, it reflects the net gains on the disposal of Contracting Sector of €106 million and GTRM of €43 million and a net loss on disposal of the Waste to Energy business of €(42) million. In the year ended 31 March 2003, it mainly reflects the net losses on disposal of South Africa operations and Alstom Power Insurance Ltd.
(2)	Included in Others, net in the year ended 31 March 2002 is €90 million for additional Marine vendor finance provisioning.

Note 5 – Financial income (expense)

	Year ended 31 March
	2001	2002	2003
	in € million
Net interest income (expense) (1)	(131)	(163)	(182)
Securitisation expenses	(90)	(87)	(82)
Foreign currency gain (loss) (2)	39	(3)	55
Other financial income (expense) (3)	(25)	(41)	(61)

Financial income (expense)	(207)	(294)	(270)

(1)	Including in the year ended 31 March 2003, €13 million of interest on redeemable preference shares of a subsidiary (See Note 22 (a)).
(2)	The foreign currency gain in the year ended 31 March 2003 mainly results from the unwinding of forward sale contracts of US dollars against euros following a reassessment of the financing structure in USA.
(3)	Other financial income (expenses), net include fees paid on bonds, guarantees and credit lines of €16 million, €22 million and €41 million at 31 March 2001, 2002 and 2003 respectively.

Note 6 – Income tax

(a)    Analysis by nature and geographic origin

	Year ended 31 March
	2001	2002	2003
	in € million
France	(65)	(3)	(3)
Foreign	(145)	(94)	(150)

Current income tax	(210)	(97)	(153)

France	(11)	114	8
Foreign(1)	47	(27)	446

Deferred income tax(1)	36	87	454

Income tax (charge) credit(1)	(174)	(10)	301

(1)	See Note 1(c)

(b)    Effective income tax rate

	Year ended 31 March
	2001	2002	2003
	in € million
France	82	(128)	(218)
Foreign(1)	642	321	(1,275)

Pre-tax income (loss)(1)	724	193	(1,493)

Statutory income tax rate of the parent company	36.43%	35.43%	35.43%
Expected tax (charge) credit(1)	(264)	(68)	529
Impact of:
– difference in rate of taxation(1)	–	4	(105)
– reduced taxation of capital gain	–	39	36
– recognition (non recognition) of tax loss carryforwards	70	(20)	(76)
– net change in estimate of tax liabilities	17	37	35
– intangible assets amortisation	(20)	(23)	(22)
– other permanent differences	23	21	(96)

Income tax (charge) credit(1)	(174)	(10)	301

Effective tax rate(1)	24.0%	5.2%	20.2%

(1)	See Note 1(c)

The effective tax rate in fiscal year 2003 was principally affected by the non recognition of losses and the lower rate of taxation in Switzerland. In the previous year the effective tax rate was principally affected by the reduced tax rate on capital gains.

(c)    Deferred tax

	At 31 March
	2001	2002	2003
	In € million
Accelerated depreciation	49	54	48
Non deductible amortisation of intangible assets	38	188	245
Profit sharing, annual leave and pension accrual not yet deductible	137	137	113
Provisions and other expenses not currently deductible	792	629	570
Contract provisions taxed in advance	54	91	110
Tax loss carryforwards, net of valuation allowance	686	1,024	1,390
Others	87	21	149

Gross Deferred tax assets	1,843	2,144	2,625

Netting by tax grouping or by legal entity	(755)	(658)	(759)

Deferred tax assets(1)	1,088	1,486	1,866

Accelerated depreciation for tax purposes	(111)	(88)	(81)
Contract revenues not currently taxable	(229)	(209)	(255)
Losses on intercompany transfers	(32)	(44)	(34)
Deferred income related to leasing transactions	(153)	(32)	(60)
Inventory valuation methods	(67)	(69)	(49)
Pensions and other adjustments not currently taxable	(266)	(76)	(91)
Provisions and other expenses deducted in advance	–	(187)	(226)

Gross Deferred tax liabilities	(858)	(705)	(796)

Netting by tax grouping or by legal entity	755	658	759

Deferred tax liabilities	(103)	(47)	(37)

(1)	See Note 1 (c).

The Group consolidates most of its country operations for tax purposes, including in France, the United Kingdom, the United States, and Germany. At 31 March 2003, there were tax losses, principally relating to France, Germany, Italy, Switzerland, United Kingdom and United States, which aggregated €5,325 million. Included in this amount are unrecognised tax losses which aggregated approximately €810 million. The recognised losses of €4,515 million include €570 million which will expire within 5 years.

(d)    Tax loss carryforward by maturity

At 31 March 2003
In € million
Expiring within 1 year	221
2 years	66
3 years	157
4 years	507
5 years and more	2,873
Not subject to expiration	1,501

Total	5,325

Note 7 – Goodwill, net

	Net value 31 March 2001	Net value 31 March 2002	Acquisitions/ Disposals	Amortisation	Translation Adjustment and other changes	Net value 31 March 2003
	In € million
Power (a)	3,515	3,524	(2)	(198)	41	3,365
Transmission & Distribution *	557	564	4	(38)	(15)	515
Transport (b)	451	449	158	(37)	(12)	558
Marine	3	2	–	–	–	2
Contracting	706	–	–	–	–	–
Other (c)	78	73	(10)	(11)	(52)	–

Goodwill, net	5,310	4,612	150	(284)	(38)	4,440

*	Includes €93 million of Power Conversion goodwill integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous year has been restated accordingly.

The gross value of goodwill was €6,011 million, €5,405 million and €5,450 million at 31 March 2001, 2002 and 2003 respectively.

(a) Power

The goodwill is related to the acquisition of ABB ALSTOM Power in a two step process in 1999 and 2000.

In June 1999, ALSTOM formed a joint venture with ABB, ABB ALSTOM POWER (AAP). In setting up the ABB ALSTOM Power joint venture the Group contributed its Energy business, except the Heavy Duty Gas Turbine business, and ABB contributed substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc., a subsidiary of ABB, and its asbestos liabilities for which ABB indemnified the Group.

From 1 July 1999 to May 10, 2000 the Group owned 50% of the AAP’s share capital. On 11 May 2000, ALSTOM acquired ABB’s 50% shareholding in AAP, now renamed Power. Prior to that date, ALSTOM consolidated its 50% share in AAP using the proportionate consolidation method. From 11 May 2000 the accounts of Power are fully consolidated.

In connection with the creation of AAP in June 1999, the Group paid to ABB an amount of €1,485 million. The acquisition cost of the second 50% share paid in May 2000 was €1,253 million.

The Group has used the time interval ending with the close of the first fiscal year beginning after the 11 May 2000 acquisition to finalise the ALSTOM Power purchase price allocation.

The aggregate amount of goodwill recorded in connection with the acquisition of ALSTOM Power in the June 1999 and May 2000 transactions was €3,953 million.

(b) Transport

On 1 October 2000, the Group purchased 51% of Fiat Ferroviaria SPA now renamed ALSTOM Ferroviaria SPA for €149 million. Good-will arising on that acquisition is €109 million.

The Group has used the time interval ending with the close of first fiscal year after the acquisition of 51% of ALSTOM Ferroviaria SPA to review the purchase price allocation and recorded an adjustment of €54 million, net of deferred taxation.

On 16 April 2002, the put option requiring the Group to purchase the remaining 49% of the capital was exercised by Fiat Spa for an amount of €154 million. The resulting goodwill increase amounts to €158 million.

(c) Other

In September 2002, the Group sold its interest in its South African entities reducing the net goodwill by €12 million (see Note 3).

At 31 March 2003, other goodwill, which substantially reflected the acquisition costs of the Group’s International Network activity, has been re-allocated to the Sectors which the Network serves.

(d) Impairment

The Group requested a third party valuer to provide an independent report as part of its impairment test, performed annually, on goodwill and other intangible assets (see Note 8). Its valuation focused primarily but not exclusively on the two Sectors (Power and Transport) which account for the majority of the Group’s goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow methodology which captured the potential of the asset base to generate future profits and cash flow and was based on the following factors:

•	The Group’s internal 3-year Business Plan prepared as part of its annual budget exercise at Sector and Segment level.

•	Extrapolation of the 3-year Business Plan over 10 years.

•	Terminal value at the end of the ten year period representing approximately 55% of total enterprise value.

•	The Group’s Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The valuation supported the Group’s opinion that its goodwill and other intangible assets were not impaired on a reporting unit basis.

Note 8 – Other intangible assets, net

	At 31 March 2001	At 31 March 2002	Acquisitions/ Amortisation	Disposals	Translation Adjustments and other changes	At 31 March 2003
	In € million
Gross value	1,242	1,289	65	–	–	1,354
Depreciation	(55)	(119)	(67)	–	–	(186)

Other intangible assets, net	1,187	1,170	(2)	–	–	1,168

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB’s 50% shareholding in Power. It includes technology, an installed base of customers and licensing agreements. Additions in the year-end 31 March 2002 and 2003 reflect payments under a technology sharing agreement signed during the year ended 31 March 2002.

Note 9 – Property, plant and equipment, net

	At 31 March 2001	At 31 March 2002	Acquisitions/ Depreciation	Disposals	Changes in Scope of Consolidation	Translation Adjustments and other changes	At 31 March 2003
	In € million
Land	379	390	–	(91)	–	(13)	286
Buildings	1,659	1,661	56	(140)	(2)	(70)	1,505
Machinery and Equipment	3,643	3,516	129	(201)	(6)	(264)	3,174
Tools, furniture, fixtures and others	751	1,009	195	(99)	(6)	(152)	947

Gross value	6,432	6,576	380	(531)	(14)	(499)	5,912

Land	(20)	(23)	(2)	16	–	1	(8)
Buildings	(642)	(667)	(70)	76	1	22	(638)
Machinery and Equipment	(2,525)	(2,541)	(247)	175	2	196	(2,415)
Tools, furniture, fixtures and others	(457)	(557)	(83)	68	3	49	(520)

Accumulated depreciation	(3,644)	(3,788)	(402)	335	6	268	(3,581)

Land	359	367	(2)	(75)	–	(12)	278
Buildings	1,017	994	(14)	(64)	(1)	(48)	867
Machinery and Equipment	1,118	975	(118)	(26)	(4)	(68)	759
Tools, furniture, fixtures and others	294	452	112	(31)	(3)	(103)	427

Net value	2,788	2,788	(22)	(196)	(8)	(231)	2,331

Assets financed through capital lease are not capitalised (see Notes 2 and 27 (b)).

Note 10 – Equity method investments and other investments, net

At 31 March 2003, in line with the accounting policies set out in Note 2(b), investments in which the Group has direct or indirect control of more than 50% of the outstanding voting shares or over which it exercises effective control, are fully consolidated. Only investments in which the Group has an equity interest of 20% to 50% and over which it exercises significant influence are accounted for under the equity method.

(a)    Equity method investments

	At 31 March			% Interest	Share in Net income
	2001	2002	2003
	In € million
Guangxi Laibin Electric Power Co Ltd “Figlec”	62	65	59	40	0
Termoeléctrica del Golfo and Termoeléctrica Peñoles	24	72	87	49.5	0
ALSTOM S.A. de C.V., Mexico	11	10	8	49	1
Others	8	15	8		2

Total	105	162	162		3

At 31 March 2003, the Group held 40% of the registered capital of the Chinese entity “Figlec”, a company which operates the thermal Power Plant of Laibin.

In the year ended 31 March 2001, the Group acquired a 49.5% interest in the Termoeléctrica del Golfo and Termoeléctrica Peñoles, projects to build generation plants, currently under construction in Mexico. During the year further funding was provided as the construction of the generation plants proceeded.

In the year ended 31 March 2001, ALSTOM sold 51% of its shares in ALSTOM S.A. de C.V., Mexico and now holds 49% of the share capital.

(b)    Other investments, net

	At 31 March
	2001	2002	2003
	Net	Net	Gross	Provision	Net	% Interest
	In € million
Ansaldo Coemsa SA (1)	29	–	–	–	–	–
Ballard Generation Systems Inc (2)	40	40	–	–	–	–
Ballard Power Systems Inc (2)	–	–	29	(7)	22	2.37%
La Maquinista Vila Global (3)	28	28	–	–	–	–
A-Train AB & A-Train Invest AB	11	11	14	(9)	5	29%
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	20	16	20	–	20	14%
Tramvia Metropolita SA	6	7	8	–	8	25%
Tramvia Metropolita del Besos (4)	–	–	8	–	8	25%
Others	84	37	36	(16)	20

Total	218	139	115	(32)	83

(1)	This company has been consolidated from 1 April 2001.

(2)	During the year an agreement was signed to convert the 20% interest of ALSTOM in Ballard Generation Systems Inc into 2.37% interests in Ballard Power Systems Inc (corresponding to 2,500,000 shares) a company publicly traded on the Toronto Stock exchange. At 31 March 2003, the share price was 13.93 $CAD (€8.69).

(3)	During the year, the 39% interest in La Maquinista Vila Global were sold for an amount of €36 million.

(4)	Tramvia Metropolita del Besos has just been created and has no accounts available.

Information on the main other investments at 31 March 2003 is based on the most recent financial statements available and is the following:

	Net Income	Share in Net Equity
	In € million
A-Train AB & A-Train Invest AB	(8)	2
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	(14)	18
Tramvia Metropolita SA	0	7

Note 11 – Other fixed assets, net

	At 31 March
	2001	2002	2003
	In € million
Long term loans, deposits and retentions (1)	776	778	814
Prepaid assets – pensions (see Note 21)	446	469	397
Others	79	79	83

Other fixed assets, net	1,301	1,326	1,294

(1)	Include loans and cash deposits in respect of Marine vendor financing (See Note 27 (a)(2)) for total amounts of €491 million, €561 million and €510 million at 31 March 2001, 2002 and 2003, respectively.

Note 12 – Inventories and contracts in progress, net

	At 31 March
	2001	2002	2003
	In € million
Raw materials and supplies	1,197	1,586	1,485
Work and contracts in progress	7,412	6,929	5,198
Finished products	412	361	276

Inventories, and contracts in progress, gross	9,021	8,876	6,959
Less valuation allowance	(436)	(323)	(301)

Inventories, and contracts in progress, net of valuation allowances	8,585	8,553	6,658
Less related customers’ deposits and advances	(2,536)	(2,960)	(2,050)

Inventories, and contracts in progress, net of valuation allowances and related customers’ deposits and advances	6,049	5,593	4,608

Note 13 – Trade receivables, net

	At 31 March
	2001	2002	2003
	In € million
Trade receivables on contracts	7,629	10,376	10,941
Other trade receivables	3,608	1,469	1,142

Trade receivables, gross (1)	11,237	11,845	12,083
Less valuation allowance	(182)	(137)	(155)

Trade receivables, net of valuation allowances	11,055	11,708	11,928
Less related customers’ deposits and advances	(4,026)	(6,978)	(7,098)

Trade receivables, net of valuation allowances and related customers’ deposits and advances(2)	7,029	4,730	4,830

(1)	After sale of trade receivables (see Note 14).
(2)	See Note 1 (c).

Note 14 – Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

	At 31 March
	2001	2002	2003
	In € million
Trade receivables sold	1,154	1,388	357
Retained interests (Note 15)	(260)	(352)	–

Net cash proceeds from sale of trade receivables	894	1,036	357

During the years ended 31 March 2001 and 2002, the Group sold trade receivables within which it irrevocably and without recourse transferred eligible receivables to third parties. Under the terms of certain of these agreements, certain receivables are pledged as credit enhancement. The retained interest in these pledged receivables remains on the consolidated balance sheet as other receivables. The Group generally continues to service, administer and collect the receivables on behalf of the purchasers.

During the year ended 31 March 2003, the Group sold, irrevocably and without recourse, trade receivables to third parties. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

Note 15 – Other accounts receivables, net

	At 31 March
	2001	2002	2003
	In € million
Advances paid to suppliers	1,161	1,192	758
Amounts due on local part of contracts	159	241	248
Income tax and other government receivables	574	519	496
Prepaid expenses	582	446	262
Retained interests in receivables (Note 14)	260	352	–
Others	80	554	501

Other accounts receivables, net	2,816	3,304	2,265

Note 16 – Changes in net working capital

	At 31 March 2002	Cash flow	Translation adjustments	Changes in scope and others	At 31 March 2003
	In € million
Inventories and contract in progress, net	5,593	(415)	(477)	(93)	4,608
Trade and other receivables, net (1)(2)	9,070	(677)	(929)	(12)	7,452
Sale of trade receivables, net	(1,036)	661	33	(15)	(357)
Contract related provisions(2)	(3,215)	(204)	140	(25)	(3,304)
Other provisions	(456)	49	26	85	(296)
Restructuring provisions	(178)	29	5	6	(138)
Customers’ deposits and advances	(4,221)	98	589	(7)	(3,541)
Trade and other payables(2)	(10,102)	(185)	762	129	(9,396)

Net working capital(2)	(4,545)	(644)	149	68	(4,972)

(1)	Before impact of net proceeds from sale of trade receivables.
(2)	See Note 1 (c).

Note 17 – Short-term investments

	Carrying Value	Within 1 year	1 to 5 years	Over 5 years
	In € million
Government debt securities	8	8	–	–
Deposits	412	405	7	–
Bonds and other debt securities	76	8	55	13

At 31 March 2001	496	421	62	13

Equity securities	31	–	–	31
Deposits	121	117	4	–
Bonds and other debt securities	179	18	160	1

At 31 March 2002	331	135	164	32

Government debt securities	4	1	3	–
Deposits	53	53	–	–
Bonds and other debt securities	85	36	43	6

At 31 March 2003	142	90	46	6

The aggregate fair value is €498 million, €333 million and €143 million at 31 March 2001, 2002 and 2003, respectively.

Note 18 – Cash and cash equivalents

Cash and cash equivalents include cash at banks and cash on hand of €1,537 million, €1,413 million and €897 million at 31 March 2001, 2002 and 2003 respectively, and highly liquid investments of €987 million, €492 million and €731 million at 31 March 2001, 2002 and 2003, respectively.

Note 19 – Minority interests

	At 31 March
	2001	2002	2003
	In € million
Balance beginning of fiscal year	33	102	91
Share of net income	37	23	15
Translation adjustment	–	(1)	(15)
Dividend paid	(7)	(21)	(1)
Change in scope and other changes	39	(12)	5

Balance end of fiscal year	102	91	95

Note 20 – Provisions for risks and charges

	At 31 March 2001	At 31 March 2002	Additions		Releases	Applied	Translation adjustments and other changes		At 31 March 2003
	In € million
Warranties	1,321	1,618	273		(112)	(840)	(124)		815
Penalties and claims	1,463	774	1,388		(116)	(359)	79		1,766
Contract loss accruals (1)	560	490	353		(48)	(319)	(24)		452
Other risks on contracts	414	333	113		(54)	(75)	(46)		271
Provisions on contracts (1)	3,758	3,215	2,127		(330)	(1,593)	(115)		3,304
Restructuring	285	178	282		(14)	(297)	(11)		138
Other provisions	548	456	31		(45)	(35)	(111)		296

Total (1)	4,591	3,849	2,440	(1)	(389)	(1,925)	(237	)(1)	3,738

(1)	See Note 1(c)

Provisions on contracts

GT24/GT26 heavy-duty gas turbines

In July 2000, the Group announced that it had experienced significant technical difficulties in the introduction of the new GT24/GT26 heavy-duty gas turbines which are at the top end of the extensive range of gas turbine, with respective outputs of 179 MW and 268 MW. They are among the largest individual products the Group sells and are typically sold as part of a larger power project involving other Power products. The GT24/GT26 turbines are based upon technology developed by ABB which initiated the development and marketing of the GT24/GT26 turbines in 1995, and also entered into the contracts for sales of these turbines. These turbines were based on an advanced and novel design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of significant technical problems were identified affecting all the 80 turbines previously sold.

In response, the Group set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while the Group developed the technical solutions to allow full rating operation. The Group also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that the Group calls a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, apply. During that period, varying solutions were applied depending on the situation, however in general the Group replaced short-life components at its costs and agreed on contractual amendments, including revised financial conditions, with each customer.

The Group has already implemented some technical improvements to the turbines, which permit flexible and reliable operation of the fleet. This is confirmed by third-party statistics showing that the reliability of the GT24 fleet is above 98% in the 2002 calendar year. Operational reliability and flexibility are important for customers, particularly for those in merchant markets.

The Group’s confidence in the technology is based on the major progress achieved over the past 6 months. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested. Reduction of design risk and the validation of upgraded components have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 to use their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, it can be seen that the technology has stabilised. The 71 machines in service have accumulated, as of March 2003, over half a million operating hours at high reliability levels.

The commercial situation with respect to the GT24/GT26 gas turbines is also becoming much clearer. The Group has reached commercial settlements on 61 of the 80 units and of these settlements 24 are unconditional that is to say the contracts are in the normal warranty period, and there is no obligation to upgrade or pay further penalties. Under the other 37 settlements, the Group committed to make additional upgrade improvements, either in respect of performance or the life of key components and is required to pay liquidated damages if the modified gas turbines do not meet performance criteria or if the Group does not respect the agreed time delays for the implementation of the modifications. As concerns the remaining 19 units for which no settlements have been reached, 7 are currently subject to litigation, and negotiations are ongoing or not yet started for the remainder. The orders in hand included €558 million, in respect of a GT26 contract currently suspended on which the customer has an option for termination. If this contract does not proceed, the orders in hand will need to be adjusted accordingly.

Notwithstanding the progress achieved to date, since November 2002, the Group experienced unexpected set backs and delays, which it believes it has now resolved, in validating and testing several important components of the recovery package, notably the GT24 compressor upgrade and the “full lifetime” blades. These delays resulted in being unable to respect the duration of the recovery periods agreed with some of its customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. The Group also incurs additional costs because it has been forced to shut down the machines more frequently to replace short life components at our expense. The Group’s previously expected targets were therefore not achievable in the current context.

As a consequence the Group revised its analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis. In fiscal year 2000, ABB ALSTOM Power, of which the Group owned 50% at that time, recorded a total of €519 million of provisions and accrued contract costs in respect of the GT24/GT26 gas turbines. In fiscal year 2001, the Group recorded a total of €1,068 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,530 million at 31 March 2001. In fiscal year 2002, the Group recorded an additional €1,075 million of provisions and accrued contract costs related to the turbines and retained provisions and accrued contract costs of €1,489 million at 31 March 2002, including a €49 million provision in respect of an option exercised on a contract after the bulk of the GT24/GT26 portfolio was sold. The Group recorded an additional €1,637 million of provisions and accrued contract costs related to these turbines in fiscal year 2003, including €83 million recorded in fiscal year 2003 in the Customer Service Segment in respect of contracts transferred to this Segment as part of the Group’s after market operations and on which it has no uncovered exposure. The Group, therefore, retained €1,655 million of provisions and accrued contract costs at 31 March 2003 in respect of these turbines after taking into account mitigation plans of €454 million. This provision does not take into account interest to be paid to customers (cost of carry), the cost of which will be recorded when it falls due.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns or delays the Group may incur in the manufacture of modified components, the implementation of modifications or the delivery of modified turbines and the outcome of claims or litigation made by or against the Group.

UK Trains

In 1997, shortly after the privatisation of the British rail industry, the Group received five orders for a total of 119 new trains with an aggregate value of €670 million. At the end of March 2002, the Group reported that difficulties had been encountered on these UK Regional Trains, and 29 of the 119 trains remained to be delivered out. Measures taken to address the various technical and contractual issues enabled the Group to work with the operators and the rail authorities to deliver all but one of the 119 trains ordered. Settlements have recently been agreed with customers under which the Group is obliged to implement programmes to ensure that all fleets achieve agreed levels of in-service reliability, which are on going and leading to additional costs. These commitments, which, in some instances, involve commitments for a number of years, have been provided for in fiscal year 2003.

On the West Coast Main Line (WCML) contract, the project experienced major delays due to changing specifications and the high level of uncertainty regarding upgrading of the WCML route and infrastructure. Nevertheless, trains are currently being delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities.

In fiscal year 2003, the Group provided for additional provisions of €140 million to cover the future costs of the continuing improvement programme on the Regional Trains and to complete the WCML contract.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2003 because of a number of factors, including cost overruns, delays the Group may incur in the manufacture or delivery of the trains or of the outcome of claims made by or against the Group which are at such an early stage that no meaningful assessment of amounts which may become due to or by the Group is possible.

Restructuring provisions

During the year ended 31 March 2003, restructuring expenditure amounted to €297 million. New plans were adopted during the period in Power, Transmission & Distribution and Transport, for which provisions have been created. At 31 March 2003, restructuring and redundancy provisions mainly relate to Power and Transmission & Distribution Sectors.

During the 12 month period ended 31 March 2002, restructuring expenditure amounted to €344 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period in Transport for which provisions have been created during the year. At 31 March 2002, restructuring and redundancy provisions mainly relate to Power, Transmission & Distribution and Power Conversion Sectors.

During the 12 month period ended 31 March 2001, restructuring expenditure amounted to €605 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period mainly in Transport for which provisions have been created during the year. The €306 million of change in scope of consolidation was mainly explained by the full consolidation of Power since 11 May 11 2000. At 31 March 2001, restructuring and redundancy provisions mainly related to Power and Transmission & Distribution Sectors.

Other provisions

Other provisions include €144 million and €140 million at 31 March 2002 and 2003, respectively to cover Marine vendor financing exposure (Note 25 (b)).

Note 21 – Retirement, termination and post-retirement benefits

The Group provides various types of retirement, termination benefits and post retirement benefits (including healthcare benefits and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries.

Termination benefits are generally lump sum payments based upon an individual’s years of credited service and annualised salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the employee’s years of credited service and average final earnings. Most defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equity and debt securities. Other supplemental defined-benefit pension plans sponsored by the Group for certain employees are funded from the Group’s assets as they become due.

Change in benefit obligation

	At 31 March
	Pension Benefit			Other Benefits			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	In € million
Benefit Obligation at Beginning of year	(2,985)	(3,865)	(3,527)	(80)	(206)	(242)	(3,065)	(4,071)	(3,769)
Service cost	(97)	(99)	(107)	(2)	(3)	(2)	(99)	(102)	(109)
Interest cost	(200)	(205)	(196)	(14)	(16)	(15)	(214)	(221)	(211)
Plan participants contributions	(20)	(19)	(20)	–	–	–	(20)	(19)	(20)
Amendments	–	(16)	1	–	–	–	–	(16)	1
Business Combinations/ disposals (1)	(423)	359	(3)	(109)	–	–	(532)	359	(3)
Curtailment	–	9	12	–	–	–	–	9	12
Settlements	4	–	91	–	–	–	4	–	91
Actuarial (loss) gain	(353)	154	(97)	–	(31)	(12)	(353)	123	(109)
Benefits paid	169	178	149	14	17	17	183	195	166
Foreign currency translation	40	(23)	358	(15)	(3)	50	25	(26)	408

Benefit Obligation at end of Year	(3,865)	(3,527)	(3,339)	(206)	(242)	(204)	(4,071)	(3,769)	(3,543)

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Change in plan assets

	At 31 March
	Pension Benefit			Other Benefits			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	In € million
Fair value of plan assets at Beginning of year	3,248	3,322	2,712	–	–	–	3,248	3,322	2,712
Actual return on plan assets	(34)	(165)	(282)	–	–	–	(34)	(165)	(282)
Company contributions	61	81	73	–	–	–	61	81	73
Plan participant contributions	20	19	23	–	–	–	20	19	23
Business Combinations/disposals (1)	223	(444)	(30)	–	–	–	223	(444)	(30)
Settlements	–	–	(75)	–	–	–	–	–	(75)
Benefits paid	(145)	(122)	(95)	–	–	–	(145)	(122)	(95)
Foreign currency translation	(51)	21	(314)	–	–	–	(51)	21	(314)

Fair value of plan assets at end of year	3,322	2,712	2,012	–	–	–	3,322	2,712	2,012
Funded status of the plan	(543)	(815)	(1,327)	(206)	(242)	(204)	(749)	(1,057)	(1,531)
Unrecognised actuarial loss (gain)	211	506	933	(1)	34	34	210	540	967
Unrecognised actuarial prior Service cost	(77)	18	11	–	–	(1)	(77)	18	10
Unrecognised actuarial transition	–	(26)	(24)	4	–	3	4	(26)	(21)

(Accrued) prepaid benefit cost	(409)	(317)	(407)	(203)	(208)	(168)	(612)	(525)	(575)

Of which:
Accrued pensions and retirement benefits	(855)	(786)	(804)	(203)	(208)	(168)	(1,058)	(994)	(972)
Prepaid assets (Note 11)	446	469	397	–	–	–	446	469	397

(1)	In the year ended 31 March 2001, the business combination relates mainly to the full integration of Power.

In the year ended 31 March 2002, the Business combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting Sector.

Components of plan assets

	Year ended 31 March
	2002	2003	%
Equities	1,646	1,156	57.5
Bonds	827	641	31.8
Properties	142	129	6.4
Others	97	86	4.3

Total	2,712	2,012	100

The actuarial assumptions used vary by business unit and country, based upon local considerations :

Assumptions (weighted average rates)

	At 31 March
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003
Discount rate	6.23%	6.14%	5.90%	7.5%	7.25%	6.75%
Rate of compensation increase	4.13%	3.31%	3.28%	N/A	N/A	N/A
Expected return on plan assets	6.93%	7.79%	7.57%	N/A	N/A	N/A

The following table shows the amounts of net periodic benefit cost for each of the three years ended 31 March 2001, 2002 and 2003.

	Year ended 31 March
	Pension Benefit			Other Benefits
	2001	2002	2003	2001	2002	2003
Service cost	97	99	107	2	3	2
Expected interest cost	200	205	196	14	16	15
Expected return on plan assets	(227)	(208)	(193)	–	–	–
Amortisation of unrecognised prior service cost	(6)	(8)	2	–	–	–
Amortisation of actuarial net loss (gain)	14	11	16	–	–	1
Curtailments/Settlements	(4)	(32)	9	–	–	–

Net periodic benefit cost	74	67	137	16	19	18

The Group’s health care plans, disclosed in other benefits are generally contributory with participants’ contributions adjusted annually. The healthcare trend rate is assumed to be 10% in the year ended 31 March 2003 and 8% thereafter.

In addition to the net periodic benefit cost disclosed above, the Group charged in pensions costs contributions related to schemes mixing defined benefits and defined contributions for €32 million together with multi-employer contributions for €27 million.

The total of pension and other post retirement benefit costs for each of the three year ended 31 March 2003 are shown in Note 4 – Other income (expenses), net.

The total cash outflow of the 12 month period ended 31 March 2003 was €203 million.

Note 22 – Financial debt

(a)    Analysis by nature

	At 31 March
	2001	2002	2003
	In € million
Redeemable preference shares (1)	–	–	205
Subordinated notes (2)	–	–	250
Bonds (3)	1,200	1,200	1,200
Syndicated loans (4)	200	1,550	2,627
Bilateral loans	633	283	358
Bank overdraft and other facilities	979	779	266
Commercial paper (5)	1,611	455	83
Accrued interest	30	33	50

Total	4,653	4,300	5,039

Future receivables securitised, net (6)	1,578	1,735	1,292

Financial debt	6,231	6,035	6,331

Long-term portion	2,352	3,644	3,647
Short-term portion	3,879	2,391	2,684

(1)	On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of €205 million.

The preference shares have no voting rights. They are not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre-identified events. Included in those events, are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

As a result of the triggering event during the year, this instrument has been re-classified as long-term debt and its related interest has been classified as interest and shown as Net interest income (expense) (see Note 5).

(2)	The Group issued, on September 2000, €250 million Auction Rate Coupon Undated Subordinated Notes.

In March 2003, the terms of redemption were amended and the notes are now redeemable in September 2006. They retain their subordinated nature and rank “pari passu” with holders of other subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

As a result of the change in the terms of redemption during the year, they are presented as financial debt at 31 March 2003.

(3)	On 26 July 1999, the Group issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Group issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625% coupon and to be redeemed at par on 6 February 2004.

(4)	Syndicated loans

At 31 March 2001, 2002 and 2003, in addition to drawn down amounts of syndicated loans, the Group has unused confirmed credit lines of €1,723 million, €1,660 million and €600 million (bridge facility maturing 15 December 2003).

In March 2003 an agreement was signed with a consortium of banks “the lenders” to extend until 21 January 2004 the maturity of a revolving credit facility of €400 million and two bilateral loans totalling €75 million out of the €358 million of bilateral loans at 31 March 2003 that were originally to mature in March and April 2003. A new bridge facility of €600 million maturing 15 December 2003 was also signed under similar terms and conditions.

Both extended and bridge facilities are subject to compliance with new financial covenants, which have also replaced existing covenants in the two other existing syndicated revolving credit facilities (totalling commitments of €1, 250 million and €977 million respectively). They are unsecured and rank “pari passu” with the other revolving facilities.

While the bridge facility and the extended facilities documentation were signed on 25 March 2003, they were further conditioned by the formalisation of amendments in particular with respect to financial ratios in some other financing arrangements of the Group. Those amendments were finalised and documented in the early part of April 2003.

The bridge facility and the extended facilities are repayable and cancellable upon receipt of proceeds from disposals subject to certain thresholds, with the bridge facility repayable prior to the extended facilities.

Subsequent to the year-end, the Group signed binding agreements to dispose its Industrial Turbine businesses for expected net cash proceeds of approximately €950 million. Other assets disposals which occur after 31 March 2003 generated net cash proceeds of €138 million (see Note 31 “Post balance sheet events”).

The newly extended credit facilities of €475 million and the €600 million new bridge facility are immediately repayable if the Group fails to meet its financial covenants in the coming financial year set out below:

•	“Total debt” defined as the sum of the gross financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €7,000 million(1) and €6,800 million. At 31 March 2003, the “total debt” amounted to €6,688 million.

•	“Economic debt” defined as the sum of the net financial debt and the net amount of sale of trade receivables (see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €5,300 million and €5,500 million. At 31 March 2003, the “economic debt” amounted to €4,918 million.

•	“Consolidated net worth” defined as the sum of shareholders’ equity and minority interests shall not be lower at respectively 31 March 2003 and 30 September 2003 than €800 million and €500 million. At 31 March 2003, the “consolidated net worth” amounts to €802(4) million.

Financial covenants mentioned above also apply to the €1,250 million and €977 million syndicated revolving credit facilities. Similar ratios are applicable until maturity of the credit facilities. At 31 March 2004, “total debt” shall not exceed €4,800 million, “economic debt” shall not exceed €3,600 million and “consolidated net worth” shall not be lower than €500 million. Interest cover, the ratio between EBITDA(2) and consolidated net financial expenses(3), shall not be lower than 1.8 at 31 March 2004. Differing ratios apply in the periods up to the last maturity in 2006.

In addition to these financial covenants, under the €475 million newly extended credit lines and the €600 million new bridge facility, the Group’s lenders may request the early repayment of all or part of these lines if at the Shareholders’ Meeting to be held on 2 July 2003 the shareholders do not approve resolutions authorising the Board of Directors to increase the share capital.

(1)	Additional flexibility of €500 million is granted at the two month-ends following this date.

(2)	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Note 4).

(3)	Consolidated net financial expenses are defined as net interest income plus securitisation expenses (see Note 5).

(4)	See Note 1(c)

(5)	The total authorised commercial paper programme is €2,500 million, availability being subject to market conditions.

(6)	The Group sold, in several transactions, the right to receive payment from certain customers for future receivables for a net amount of €1,578 million, €1,735 million and €1,292 million at 31 March 2001, 2002 and 2003 respectively.

Within the total of €1,292 million at 31 March 2003:

•	€581 million correspond to securitised Marine transactions of which:

•	€518 million relate to the sale of two cruise-ships to two customers. These transactions, which substantially limit the Group’s exposure during the cruise-ship construction period, provide for limited recourse only in the event of customer default prior to the delivery of the cruise-ships to cover any eventual losses of the investors upon the resale of the cruise-ship in question, subject to a maximum of €82 million in respect of one cruise-ship sold to one customer and, a maximum of €84 million in respect of one cruise-ship sold to another customer. These transactions benefit from a security mortgage on the ships until delivery and final payment by the customer.

•	€63 million relate to the sale of future receivables from another customer.

•	€711 million correspond to securitised Transport transactions covering eleven contracts with three customers.

(b)    Analysis by maturity and interest rate

	Short term		Long term
	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Average Interest rate (1)
	In € million
Redeemable preference shares	205	–	–	205	–	–	–	6.3%
Subordinated notes	250	–	–	–	250	–	–	4.9%
Bonds	1,200	550	–	–	650	–	–	4.7%
Syndicated loans	2,627	654	1,250	–	723	–	–	3.7%
Bilateral loans	358	75	–	50	33	200	–	3.6%
Bank overdraft and other facilities	266	238	3	3	3	3	16	4.7%
Commercial Paper	83	83	–	–	–	–	–	3.5%
Accrued interests	50	50	–	–	–	–	–	–

Total	5,039	1,650	1,253	258	1,659	203	16

Future receivables securitised, net (2)	1,292	1,034	254	4	–	–	–	5.0%

Financial debt	6,331	2,684	1,507	262	1,659	203	16	–

(1)	Including the effects of interest rate swaps associated with the underlying debt.

(2)	The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

	At 31 March 2003
	Amount before Hedging	Amount after Hedging(1)
	In € million
Financial debt at fixed rate	1,315	962
Financial debt at floating rate(2)	5,016	5,369

Total	6,331	6,331

(1)	After taking into account €353 million of interest swaps converting the financial debt at fixed rates into variable rates (see Note 29 (b)).

(2)	Floating interest rates are based on EURIBOR and LIBOR.

The maturity profile of the financial debt will significantly change following the implementation of the financing package. See Note 34(a).

(c)    Analysis by currency

	At 31 March
	2001	2002	2003
	In € million
Euro	5,496	5,676	6,205
US dollar	106	125	22
Swiss franc	146	–	–
Mexican peso	–	59	–
Pound sterling	197	24	3
Other currencies	286	151	101

Total	6,231	6,035	6,331

Note 23 – Accrued contract costs and other payables

	At 31 March
	2001	2002	2003
	In € million
Accrued contract cost (contract completion) (1)	1,641	2,725	2,838
Staff and associated costs	751	910	888
Income taxes	259	158	192
Other taxes	294	239	254
Others (1)	591	506	595

Accrued contract costs and other payables (1)	3,536	4,538	4,767

(1)	See Note 1(c)

Note 24 – Customers deposits and advances

During the year the Group’s Marine subsidiary entered into a construction finance contract in respect of one ship presently under construction. Under the terms of this contract finance is made available against commitments to suppliers and to work in progress. The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the pre-financing.

Cash received has firstly been applied against amounts included in trade receivables then against work in progress and, where commitments made have not yet become work in progress, cash is shown as part of customer deposits and advances.

At 31 March 2003 cash received on this pre-financing was €453 million, of which €434 million has been applied and the remaining balance of €19 million included in customer deposits and advances.

Note 25 – Financing arrangements

(a) Special purpose leasing entities

At 31 March 2003, the Group has interests in eight special purpose leasing entities owning seven cruise-ships and sixty locomotives. Because the Group has no shares in these entities, they are not consolidated. Four special purpose entities are active at 31 March 2003.

During the year ended 31 March 2002 the leasing arrangements of four special purpose leasing entities owning four cruise-ships were re-organised following the bankruptcy of Renaissance Cruises which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Group had previously built and delivered eight cruise-ships.

The four cruise-ships owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate subsidiaries of Cruiseinvest L.L.C, a subsidiary of Cruiseinvest (Jersey) Ltd, an entity in which the Group has no shares.

Consequently, at 31 March 2003, the Group has four ongoing leasing arrangements three relating to Marine and one relating to Transport.

The summarised condensed balance sheets is as follows:

	At 31 March
	2001	2002	2003
	In € million
Assets
Restricted long-term cash	92	88	85
Long-term receivables, net (*)	1,663	923	770
Advance payments	42	10	10
Other assets	61	43	41

Total	1,858	1,064	906

Liabilities
Bank borrowings (1)	1,399	634	510
Alstom financing (2)	218	270	266
Customers retentions	241	160	130

Total	1,858	1,064	906

(*)	Long-term receivables, net are presented net of unearned income that amounts to €812 million, €552 million and €457 million at 31 March 2001, 2002 and 2003 respectively.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US dollar during the period.

(1) Bank borrowings

Marine

Borrowing of one entity totalling €137 million, €123 million and €111 million at 31 March 2001, 2002 and 2003, respectively is guaranted by the Group. In the event of the guarantee of repayment of borrowings being called, the Group’s position is secured on the underlying assets of the entity. The Group’s exposure is disclosed in Note 27 (a) (2) “Vendor financing”.

Borrowings of two entities totalling €281 million, €207 million and €96 million at 31 March 2001, 2002 and 2003, respectively are guaranteed by Coface, a French state-owned export credit insurance Group, up to a maximum of 95% of their nominal value. The Group has no exposure in respect of these borrowings.

Transport

Borrowings of the entity involving sixty locomotives totalling €251 million, €287 million and €252 million at 31 March 2001, 2002 and 2003, respectively are guaranted by a Western European state with no recourse to the members of the entity in case of default. The Group has no exposure in respect of these borrowings.

(2) ALSTOM borrowings

Marine

Two leasing entities are also directly financed by the Group for an amount of €218 million, €270 million and €223 million at 31 March 2001, 2002 and 2003, respectively, that will increase to a maximum of approximately €240 million in 2005. This financing is secured by ship mortgages. The Group’s exposure is disclosed in Note 27 (a) (2) “Vendor financing”.

Transport

The entity involving sixty locomotives is also directly financed by the Group for an amount of €43 million at 31 March 2003, that will increase to a maximum of approximately €63 million in 2009. This financing is guaranted by a Western European state. The Group has no exposure in respect of these borrowings.

As a consequence, at 31 March 2003, the Group’s vendor financing exposure in respect of these entities is €351 million (see Note 27 (a) (2) “Vendor financing”).

(b)    Cruiseinvest

The ultimate owner of Cruiseinvest (Jersey) Ltd, a company incorporated on November 12, 2001, is a Jersey charitable trust. The main assets of this structure through subsidiaries of Cruiseinvest LLC are six cruise-ships initially delivered to Renaissance, the ownership of which was reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in Note 25 (a), and acquired after a sealed bid auction process.

	At 31 March
	2002 (*)	2003 (*)
	In € million
Cruise ships at cost	1,026	907
Other assets	26	6

Total assets	1,052	913

Retained earnings	–	(78)
Bank borrowings (1)	857	804
Alstom limited recourse notes (including interests) (2)	195	169
Alstom credit line (3)	–	15
Other payables	–	3

Total liabilities	1,052	913

(*)	Unaudited and based on available figures provided by Cruiseinvest at 31 December 2001 and 2002.

(1)	The Group guaranteed some of the financing arrangements up to US Dollar 173 million (€197 million at 31 March 2002 and €159 million at 31 March 2003) of which US Dollar 84 million (€96 million at 31 March 2002 and €77 million at 31 March 2003) are supported by a cash deposit.

(2)	The Group purchased US Dollar 170 million (€195 million at 31 March 2002 and €156 million at 31 March 2003) of subordinated limited recourse notes issued by Cruiseinvest (Jersey) Ltd. These subordinated limited recourse notes are composed of a series of five notes bearing interest at 6% per annum payable half yearly in arrears, and maturing in December 2011. The right of the Group as note-holder is limited to amounts that shall become payable up to the value of the notes. Related interests due and accrued amounted to €13 million at 31 March 2003.

(3)	The Group provided Cruiseinvest LLC with a €40 million line of credit, of which €15 million has been drawn down at 31 March 2003.

The decrease of total balance sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US Dollar during the period.

As current economic environment negatively affects the market to which the ships are dedicated, an impairment test of the carrying value of the ships was needed.

Based on current known facts and circumstances and cash flow forecasts based on the existing leasing arrangements of Cruiseinvest and on assumptions as to leases renewal and ships sales, the Group considers that its provision of €140 million at 31 March 2003 (€144 million at 31 March 2002) is adequate to cover the probable risk.

At 31 March 2003, the Group’s vendor financing exposure in respect of Cruiseinvest is €368 million, corresponding to the limited recourse note including interest of €169 million, the total commitment concerning the line of credit of €40 million and €159 million of guarantees given on borrowings (see Note27 (a) (2) “Vendor financing”).

Note 26 – Sector and geographic data

(a)    Sector data

The Group is managed through Sectors of activity and determined its reportable Segments accordingly.

During fiscal year 2003, the Group was organised in four Sectors:

•	The Power Sector offers a wide range of products and services related to electrical power generation including design, manufacture, construction, turnkey project management and related services.

•	The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy. From 1 April 2002 Power Conversion was integrated within the Transmission & Distribution Sector and provides solutions for manufacturing processes, high-performance products including motors, generators, propulsion systems for Marine, and drives for a variety of industrial applications.

•	The Transport Sector offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service.

•	The Marine Sector designs and manufactures cruise and other speciality ships.

The composition of the Sectors may vary from time to time. As part of any change in the composition of its Sectors, the Group management may also modify the manner in which it evaluates and measures profitability. The Group evaluates internally the Sectors performance on a number of measures including Operating Income and Earnings Before Interest and Tax.

Some units, not material to the Sector presentation, have been transferred between Sectors. The revised Segment composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

From 1 April 2003 the Power Sector was reorganised into three new Sectors: Power Turbo-Systems, Power Service and Power Environment and future reporting will reflect this Sector reorganisation.

	At 31 March
	2001	2002	2003
	In € million
Orders received
Power	11,502	11,033	8,602
Transmission & Distribution (1)	3,619	3,877	3,732
Transport	5,558	6,154	6,412
Marine	1,835	462	163
Contracting	2,840	909	–
Corporate & others (2)	373	251	214

Total	25,727	22,686	19,123

	Year ended 31 March
	2001	2002	2003
	In € million
Sales
Power	12,040	12,976	10,901
Transmission & Distribution (1)	3,409	3,814	3,605
Transport	4,400	4,413	5,072
Marine	1,841	1,240	1,568
Contracting	2,485	759	–
Corporate & others (2)	375	251	205

Total	24,550	23,453	21,351

	Year ended 31 March
	2001	2002	2003
	In € million
Operating income (loss)
Power	448	572	(690)
Transmission & Distribution (1)	275	226	227
Transport (4)	266	101	(118)
Marine	80	47	24
Contracting	123	30	–
Corporate & others (2)	(41)	(35)	(44)

Total (4)	1,151	941	(601)

	Year ended 31 March
	2001	2002	2003
	In € million
EBIT
Power	313	271	(1,063)
Transmission & Distribution (1)	196	122	81
Transport (4)	171	83	(207)
Marine	76	32	12
Contracting	219	28	–
Corporate & others (2)	(44)	(49)	(46)

Total (4)	931	487	(1,223)

	At 31 March
	2001	2002	2003
	In € million
Capital employed (3)
Power	2,661	3,012	2,383
Transmission & Distribution (1)	1,042	1,044	963
Transport (4)	1,093	1,041	652
Marine	(157)	100	(343)
Contracting	1,268	–	–
Corporate & others (2)	918	1,491	1,208

Total (4)	6,825	6,688	4,863

(1)	Power Conversion was integrated into the Transmission & Distribution Sector as of 1 April 2002. Previous years’ comparative figures have been restated accordingly.

(2)	Corporate & others include all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (before disposal) and India, that are not allocated to Sectors.

(3)	Capital employed is defined as the closing position of the sum of Fixed assets net and current assets (excluding net proceeds of sale of trade receivables) less current liabilities and provisions for risks and charges.

(4)	See Note 1(c)

b)    Geographic data

	Year ended 31 March
	2001	2002	2003
	In € million
Sales by country of destination
Europe	11,078	9,313	9,219
North America	6,863	6,255	4,719
South & Central America	952	1,439	1,534
Asia / Pacific	3,957	4,521	3,727
Middle East / Africa	1,700	1,925	2,152

Total	24,550	23,453	21,351

	Year ended 31 March
	2001	2002	2003
	In € million
Sales by country of origin
Europe	16,412	14,755	14,762
North America	5,414	5,623	3,935
South & Central America	598	683	601
Asia / Pacific (*)	1,771	2,050	1,833
Middle East / Africa (*)	355	342	220

Total	24,550	23,453	21,351

(*)	India and Pakistan previously included in Middle East are now included in Asia / Pacific. Previous years have been restated accordingly.

Net sales of €3,049 million (12.4%), €3,258 (13.9%) and €3,300 (15.5%) in the years ended 31 March 2001, 2002 and 2003 respectively, are obtained from a group of state owned companies, independently managed, the largest of which represented 1.1%, 2.4% and 4.2% in the years ended 31 March 2001, 2002 and 2003 respectively.

No client represented more than 10% of net sales in any of the three years.

Note 27 – Off balance sheet commitments and other obligations

a)    Off balance sheet commitments

	At 31 March
	2001	2002	2003
	In € million
Guarantees related to contracts (1)	14,156	11,451	9,465
Guarantees related to Vendor financing (2)	913	932	749
Discounted notes receivable	2	18	11
Commitments to purchase fixed assets	22	8	7
Other guarantees	–	58	94

Total	15,093	12,467	10,326

(1)	Guarantees related to contracts

In accordance with industry practice guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees can, in the normal course, extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may include guarantees on project completion, of contract specific defined performance criteria or plant availability.

The guarantees are provided by banks or surety companies by way of performance bonds, surety bonds and letters of credit and are normally for defined amounts and periods.

The Group provides a counter indemnity to the bank or surety company.

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will require to be made accruals are recorded in the consolidated financial statement at that time.

Guarantees given by parent or Group companies relating to liabilities included in the consolidated accounts are not included.

(2)	Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment. The total “vendor financing” was €1,259 million at 31 March 2003 (€1,493 million at 31 March 2002).

The table below sets forth the breakdown of the outstanding vendor financing by Sector at 31 March 2002 and 31 March 2003:

	At 31 March 2002			At 31 March 2003
	Balance sheet (1)	Off balance sheet (2)	Total	Balance sheet (1)	Off balance sheet (2)	Total
	In € million
Marine	561	483	1,044	510	423	933
Cruiseinvest/ Renaissance	291	141	432	261	107	368
Leasing entities	270	123	393	223	128	351
Others	–	219	219	26	188	214
Transport	–	416	416	–	317	317
European metro operator	–	289	289	–	257	257
Others	–	127	127	–	60	60
Power	–	29	29	–	5	5
T&D	–	4	4	–	4	4

Total	561	932	1,493	510	749	1,259

(1)	Balance sheet items are included in “other fixed assets” (Note 11).

(2)	Off-balance sheet figures correspond to the total guarantees and commitments, net of related cash deposits, which are shown as balance sheet items.

The decrease of the total “vendor financing” is mainly due to the appreciation of Euro against US Dollar and British Pound during the period.

Marine

•	Cruiseinvest/Renaissance

At 31 March 2003, the “vendor financing” granted to Cruiseinvest relating to Renaissance Cruises amounted to €368 million (€432 million at 31 March 2002) as described is Note 25 (b).

•	Leasing entities

At 31 March 2003, the Group finances and guarantees the financing of three special leasing entities relating to three cruise-ships for an amount of €351 million (€393 million at 31 March 2002) as described in Note 25 (a).

•	Other ships

The Group has guaranteed the financing arrangements of three cruise-ships and two high speed ferries delivered to three customers for an amount of €214 million at 31 March 2003 (€219 million at 31 March 2002). One of these guarantees is supported by a cash deposit amounting to €26 million at 31 March 2003.

The provision retained in respect of Marine Vendor financing is €140 million at 31 March 2003 (€144 million at 31 March 2002).

Transport

Guarantees given as part of vendor financing arrangements in the Transport Sector amounted to €317 million at 31 March 2003 (€416 million at 31 March 2002).

Included in this amount are guarantees given as part of a leasing scheme involving a major European metro operator as described in Note 27 (b). If the metro operator decides in year 2017 not to extend the initial period the Group has guaranteed to the lessors that the value of the trains and associated equipment at the option date should not be less than GPB 177 million (€289 million at 31 March 2002 and €257 million at 31 March 2003).

Other Sectors

Other guarantees totalling €9 million at 31 March 2003 (€33 million at 31 March 2002) have been given. There has been no default by any of the concerned entities under the underlying agreements.

b) Capital and operating lease obligations

	Total	Within 1 year	1 to 5 years	Over 5 years
	In € million
Long term rental (1)	667	6	48	613
Capital leases obligation (2)	278	31	93	154
Operating leases (3)	534	90	225	219

Total	1,479	127	366	986

(1)	Long-term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease were capitalised it would increase long-term assets and long-term debt by €754 million, €757 million and €667 million at 31 March 2001, 2002 and 2003 respectively.

(2)	Capital leases

If capital leases were capitalised (property plant and equipment) long-term assets would increase by €54 million, €112 million and €212 million, increase long term financial debt by €55 million, €119 million and €216 million and decrease of shareholders’ equity of €1 million, €7 million and €4 million at 31 March 2001, 2002 and 2003, respectively.

(3)	Operating leases

A number of these operating leases have renewal options. Rent expense was €110 million in the year ended 31 March 2003.

No material commitments are omitted in this note in accordance with current accounting rules.

Note 28 – Contingencies

Litigation

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Group operates, particularly for large, long-term projects. In some cases, the amounts claimed against us in these proceedings and disputes are significant, ranging up to €337 million. Amounts retained in respect of litigation, considered as reasonable estimates of probable liabilities, are included in provisions for risks and charges and accrued contract costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors, including the inherent uncertainties of the outcome of litigation.

Environment, health and safety

The Group is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose the Group to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which operations take place, industrial activities are subject to obtaining permits, licenses or/and authorisations, or to prior notification. Most facilities must comply with these permits, licenses or authorisations and are subject to regular administrative inspections.

Significant amounts are invested to ensure that activities are conducted in order to reduce the risks of impacting the environment and capital expenditures are regularly incurred in connection with environmental compliance requirements. Although involved in the remediation of contamination of certain properties and other sites, the Group believes that its facilities are in compliance with its operating permits and that operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

Asbestos

The Group is also subject to regulations, including in France, UK and the US, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos.

It has been Group policy for many years to abandon definitively the use of products containing asbestos by all of its operating units world-wide and to promote the application of this principle to all suppliers, including in those countries where the use of asbestos is permitted. In the past some products containing asbestos have been used and sold, particularly in France, in the Marine Sector, and to a lesser extent in the other Sectors. As a result, the Group is aware of to approximately 128 asbestos-related cases in France from employees, former employees or third parties arising out of its activities. The Group believes that in those cases compensation will be borne by the general French social security (medical) funds or by the publicly funded Indemnification Fund for Asbestos Victims.

In addition, in the United States, the Group is currently subject to approximately 145 asbestos-related personal injury lawsuits which have their origin solely in the Group’s purchase of some of ABB’s power generation business, for which it is or will be indemnified by ABB. The Group is also currently subject to two lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which it is also indemnified by ABB. In January of 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. Hearings are still pending to determine whether the plan would be confirmed by the bankruptcy court. If the plan were to be confirmed by the bankruptcy court, it would then have to be approved by the United States federal district court, and is potentially subject to further appeal. Consummation of the plan also is subject to certain other conditions. In addition to the ABB indemnity, the Group believes that under the terms of the plan it would also be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

The Group is also subject to approximately 46 other asbestos-related personal injury lawsuits in the United States involving approximately 2,590 claimants that, in whole or in part, assert claims against the Group which are not related to it’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit it to determine whether the ABB indemnity applies. Most of the remaining lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits often are very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where meaningful evaluation is practicable, the Group believes that it has valid defences and, with respect to a number of lawsuits, it is asserting rights to indemnification against a third party. The Group also expects a significant number of such cases will be dismissed by plaintiffs without prejudice, subject to being refiled in the future, following discussions with its lawyers. In some additional cases, which await court finalisation, agreements have been reached with plaintiffs for the voluntary dismissal of such cases on a without prejudice basis, which is to say the plaintiffs may refile these cases in the future.

The Group has not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Since 31 October 2002, a total of 101 cases involving approximately 15,516, claimants have been voluntarily dismissed by plaintiffs without prejudice. Generally plaintiffs agree to such dismissals because following discussions, they feel we are not responsible for the claims filed by them.

The Group is also subject to a minor number of asbestos related former employee personal injury related claims in other countries, mainly in the UK where it is subject to approximately 142 of such claims.

The Group believes that the existing asbestos-related cases described above will not have a material adverse impact on its financial condition. It can, however, give no assurances that such cases will not grow in number or that those it has at present or may face in the future may not have a material adverse impact.

Product liability

The Group designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Group believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Group nor any of its businesses are aware of product-related liabilities which would exceed the amounts already recognised, and believes it has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

Note 29 – Market related exposures

(a)    Currency risk

Due to the international nature of its activities, numerous cash flows of the Group are denominated in foreign currencies. The Group acquires financial instruments with off balance sheet risk solely to hedge such exposure on either anticipated transactions or firm commitments. The only instruments used are exchange rate guarantees obtained through export insurance companies, forward exchange contracts and options.

The Group may not, in specific circumstances, and as an exception to the policy described above, fully hedge certain identified exposures or anticipate the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

•	During the tender period, depending on the probability of obtaining the project and market conditions, the Group generally hedges a portion of its tenders using options or export insurance contracts when possible. The guarantees granted by these contracts become firm if and when the underlying tender is accepted.

•	Once the contract is signed, forward exchange contracts or currency swaps are used to adjust the hedging position to the actual exposure during the life of the contract (either as the only hedging instruments or as a complement to existing export insurance contracts).

(b)    Interest rate risk

The Group does not have a dynamic interest rate risk management policy. However, it may enter into transactions in order to hedge its interest rate risk on a case by case basis according to market opportunities, under the supervision of the Executive Committee.

	At 31 March 2003	Within 1 year	1 to 5 years	Over 5 years
Financial assets at floating rate	1,936	1,709	81	146
Financial assets at fixed rate	549	16	78	455
Financial assets not bearing interests	182	59	16	107

Financial assets	2,667	1,784	175	708

Financial debt at floating rate	(5,016)	(2,080)	(2,936)	–
Financial debt at fixed rate	(1,315)	(604)	(695)	(16)

Financial debt	(6,331)	(2,684)	(3,631)	(16)

Net position at floating rate before hedging	(3,080)	(371)	(2,855)	146
Net position at fixed rate before hedging	(766)	(588)	(617)	439

Net position before hedging	(3,846)	(959)	(3,472)	585

Swap fixed to variable	290	18	272	–
Net position at floating rate after hedging	(3,370)	(389)	(3,127)	146
Net position at fixed rate after hedging	(476)	(570)	(345)	439

Net position after hedging	(3,846)	(959)	(3,472)	585

The net short term borrowing position at floating rate after hedging amounts to €389 million. A 100 bps increase in the market rates would have increased the net interest expense by €4 million, representing 1.5% of the net interest expense (including securitisation costs) for the year-end 31 March 2003.

At 31 March 2003, the following interest rate swaps are outstanding:

•	€63 million paying fixed rates to hedge a portion of the Group’s fixed rate financial assets.

•	€353 million receiving fixed rates, €320 million hedging a portion of the €650 million bond issue and €33 million hedging a bilateral loan.

•	€33 million receiving fixed rates with an effective starting date at 20 January 2004.

•	€200 million receiving fixed rates to optimise the short term liquidity management.

c)    Nominal and fair value of financial instruments outstanding at year-end

Nominal value of financial instruments

	At 31 March 2003
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)
	In € million
Interest rate instruments:
Interest rate swaps – pay fixed	63	15	48	–	5.5%
Interest rate swaps – receive fixed	586	233	353	–	4.3%
Foreign exchange instruments:
Currency swaps – currencies purchased (1)	2,906	1,658	1,249	–
Currency swaps – currencies sold (1)	6,898	4,867	2,031	–
Forward contracts – currencies purchased	798	584	214	–
Forward contracts – currencies sold	2,708	1,646	895	168
Insurance contracts – currencies purchased	96	78	18	–
Insurance contracts – currencies sold	–	–	–	–
Currency options – purchased	591	568	23	–
Currency options – sold	564	544	20	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

(1)	The currency swaps include four swaps, two swaps – currency purchased for a notional amount of €1,200 million and two swaps – currency sold for a notional amount of €1,200 million, whose final pay-offs are also related to Group’s share price. As a whole, these swaps do not create any currency position and their future potential losses are capped.

	At 31 March 2002
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)
	In € million
Interest rate instruments:
Interest rate swaps – pay fixed	73	11	–	62	11.92%
Interest rate swaps – receive fixed	473	19	449	5	5.30%
Cap	2	–	–	2
Foreign exchange instruments:
Currency swaps – currencies purchased	1,581	1,550	31	–
Currency swaps – currencies sold	7,143	6,243	898	2
Forward contracts – currencies purchased	971	856	115	–
Forward contracts – currencies sold	5,172	3,443	1,521	208
Insurance contracts – currencies purchased	–	–	–	–
Insurance contracts – currencies sold	227	184	43	–
Currency options – purchased	854	854	–	–
Currency options – sold	547	547	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

	At 31 March 2001
	Total	Within 1 year	1 to 5 years	Over 5 years	Average Fixed rate (*)
	In € million
Interest rate instruments:
Interest rate swaps – pay fixed	67	–	–	67	11.92%
Interest rate swaps – receive fixed	1,079	10	361	708	5.36%
Interest rate swaps – floating/floating	200	–	–	200	–
Swaptions	146	113	33	–	6.91%
Cap	705	222	281	202	–
Foreign exchange instruments:
Currency swaps – currencies purchased	3,694	3,145	549	–
Currency swaps – currencies sold	4,190	3,383	794	13
Forward contracts – currencies purchased	1,579	1,036	543	–
Forward contracts – currencies sold	6,255	4,105	1,945	205
Insurance contracts – currencies purchased	66	46	20	–
Insurance contracts – currencies sold	527	291	236	–
Currency options – purchased	954	946	8	–
Currency options – sold	453	453	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

Fair value of financial instruments

Publicly traded equity and marketable debt securities are disclosed at market prices. The fair values of all financial instruments other than specified items such as lease contracts, controlled businesses and Equity method investees and other investments and employers’ pension and benefit obligations have been estimated using various valuation techniques, including the present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

–	fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

–	estimates as at 31 March 2003 are not necessarily indicative of the amounts that the Group would record upon further disposal/termination of the financial instrument.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

–	Long term loans, retentions, deposits and other fixed assets

The fair values of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Group’s incremental rates at year-end for similar types of loan arrangements.

–	Cash and cash equivalents, bank overdrafts, short-term borrowings

The carrying amounts reflected in the consolidated balance sheet approximate fair value due to the short-term nature of the instruments.

–	Long-term debt

The fair value of the long-term debt was determined by either estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Group’s incremental borrowing rates at year-end for similar types of borrowing arrangements or using the market price when it relates to publicly traded instruments.

–	Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the related agreements, valued upon relevant yield curves and foreign exchange rates as of, 31 March 2001, 2002 and 2003.

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

The fair value of financial instruments outstanding is analysed as follows:

	At 31 March
	2001		2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	In € million
Balance sheet
Assets
Long term loans, deposits and retentions	776	738	778	750	814	701
Other fixed assets	79	79	79	79	83	83
Short-term investments	496	498	331	333	142	143
Cash & cash equivalents	2,524	2,524	1,905	1,905	1,628	1,628
Liabilities
Financial debt	6,231	6,233	6,035	5,948	6,331	5,909
Off balance sheet
Interest rate instruments:
Interest rate swaps – pay fixed	–	–	–	(6)	–	9
Interest rate swaps – receive fixed	–	13	–	11	–	30
Interest rate swaps – floating/floating	–	4	–	–	–	–
Swaptions	–	(1)	–	–	–	–
Cap	–	(2)	–	–	–	–
Foreign exchange instruments
Currency swaps – currencies purchased	–	15	–	16	–	(178)
Currency swaps – currencies sold	–	(71)	–	(70)	–	257
Forward contracts – currencies purchased	–	122	–	38	–	(30)
Forward contracts – currencies sold	–	(344)	–	(197)	–	87
Insurance contracts – currencies purchased	–	–	–	–	–	(6)
Insurance contracts – currencies sold	–	19	–	2	–	–
Currency option contracts – purchased	–	1	–	8	–	37
Currency option contracts – sold	–	(5)	–	(13)	–	(7)

The increase in fair value of forward contracts and currency swaps (currency sold) and the decrease in fair value of forward contracts and currency swaps (currency purchased) is mainly due to the appreciation of the Euro against the US Dollar during the period.

(d)    Credit risk

The Group hedges up to 90% of the credit risk on certain contracts using export credit insurance contracts. The Group believes the risk of counterparty failure to perform as contracted, which could have a significant impact on the Group’s financial statements or results of operations, is limited due to the generally high credit rating of the counterparties.

(e)    Liquidity risk

The Group has diversified its sources of financing using bank financing, making use of sale of trade receivables and securitisation of future receivables and other external sources of short-term financing.

	At 31 March 2003	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	In € million
Financial debt maturity (1)	6,331	2,684	1,507	262	1,659	203	16
Of which Future receivables securitised (1)	1,292	1,034	254	4	–	–	–
Available credit line (1)	600
Cash & cash equivalents and short term investments (2)	1,770

(1)	See Note 22 (a) & (b).

(2)	See Notes 17 & 18.

At 31 March 2003 the financial debt of €6,331 million matures as follows: €2,684 million in fiscal year 2004, €1,507 million in fiscal year 2005 and €2,140 million in the following fiscal years.

Excluding future receivables securitised, the reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment, €1,650 million of financial debt matures in fiscal year 2004, €1,253 million in fiscal year 2005 and €2,136 million in the following fiscal years.

In addition, at 31 March 2003 available credit lines together with cash and cash equivalents and short-term investments amounted to €2,370 million, of which €1,210 million at parent company level.

The €600 million credit line matures in December 2003.

The Group must renegotiate or renew its credit facilities as they expire, enter into new facilities or obtain capital from other sources in order to refinance its indebtedness as it matures and to finance its working capital and capital expenditure requirements.

The Group’s ability to maintain and obtain financing depends in large part upon its financial performance. The Group’s lines of credit, as well as certain of its other financing agreements, contain covenants requiring it to maintain compliance with pre-established financial ratios. In the fourth quarter of fiscal year 2003, lines of credit were renegotiated our in order to amend the financial covenants. The Group also obtained agreements from its creditors to amend on the same basis the financial covenants contained in certain other financing agreements. The Group’s renegotiated financial covenants require that it maintain (i) a minimum amount of “Consolidated net worth”, to be tested by reference to our latest annual and semi-annual consolidated financial statements, (ii) a maximum amount of “Total debt”, to be tested by reference to the consolidated financial position, on the last day of each month and (iii) a maximum amount of “Economic debt” to be tested by reference to the consolidated financial position on the last day of each month. In our recently renegotiated syndicated revolving credit agreements, we have an additional financial covenant, expressed as a ratio of EBITDA to consolidated net financial expenses (see Note 22 (a)).

The Group’s ability to maintain these financial ratios depends in part on the successful execution of its new action plan, including its asset disposal programme expected to generate €3 billion over a two year period, which could be adversely affected by events beyond the Group’s control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable.

In addition to these financial covenants, under its €475 million newly extended credit lines and €600 million new bridge facility, the Group’s banks may request the early repayment of all or part of these lines if its shareholders do not approve resolutions at the next annual general meeting authorising the Board of Directors to increase the share capital.

Most of the financing agreements and outstanding debt securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of the Group’s debt and may consequently prevent it from drawing upon its credit lines.

Note 30 – Payroll, staff, employee profit sharing and stock options

	Year ended 31 March
	2001	2002	2003
	In € million except number of employees
Total wages and salaries	4,709	4,499	3,919
Of which executive officers (*)	7	5	5
Social security payments and other benefits	1,634	1,236	1,032
Employee profit sharing	25	5	18
Staff of consolidated companies at year-end
Managers, Engineers and professionals	40,044	38,087	35,983
Other employee	102,970	80,908	73,688

Approximate number of employees	143,014	118,995	109,671

(*)	Executive officers at closing.

Stock options

Main characteristics of the Group’s stock option plans are as follows:

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
	In € million
Date of shareholders’ meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price (1)	€27.40	€33.00	€13.09	€6.00
Beginning of exercise period (2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000
Number of options as adjusted following the completion of the capital increase in July 2002 (3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000
Number of shares that may be subscribed by members of the executive committee	95,200	135,565	192,474	1,200,000
Terms and conditions of exercise

Average opening price of shares to reach

    €38, for 40 consecutive trading

    days (between 22 April 1999 and 21 April 2004).

If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

		– 1/3 of options exercisable as from 24 July 2002. – 2/3 of options exercisable as from 24 July 2003. – all options exercisable as from 24 July 2004.	– 1/3 of options exercisable as from 8 January 2003. – 2/3 of options exercisable as from 8 January 2004. – all options exercisable as from 8 January 2005.	– 1/3 of options exercisable as from 7 January 2004. – 2/3 of options exercisable as from 7 January 2005. – all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge).

(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.

(3)	Plans n° 1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Plans n° 2 and n° 4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

The following is a summary of activity of the plans:

	Shares	Weighted Average Exercise Price Per Share
Outstanding at 1 April 1 2000	6,437,400	€29.19
Granted	–	–
Exercised	–	–
Cancelled	(350,900)	€29.69

Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17
Granted	8,685,000	€23.37
Exercised	–	–
Cancelled	(540,400)	€19.36
Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002	14,231,100	€25.67

Outstanding at April 1st, 2002 after Rights Issue	14,726,354	€24.81
Granted	1,220,000	€6.00
Exercised	–	–
Cancelled	(4,833,091)	€28.62

Outstanding at 31 March 2003	11,113,263	€21.09

Note 31 – Post balance sheet events up to the General Shareholders Meeting of 2 July 2003.

a)    Disposal of Industrial Turbine businesses

On 28 April 2003, the Group announced that binding agreements had been signed to sell its small gas turbines business and its medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The total enterprise value of the two transactions is €1.1 billion. Net cash proceeds are expected to be approximately €950 million after deduction of debt transferred and certain other adjustments for cash items.

The first transaction covers the small gas turbines business, and the second transaction will cover the medium-sized gas turbines and industrial steam turbines businesses. They include:

•	the small gas turbines business (3 MW – 15 MW) based principally in the UK;

•	the medium-sized gas turbines business (15 MW – 50 MW) based principally in Sweden;

•	the industrial steam turbines (up to about 100MW) business with manufacturing sites in Sweden, Germany and the Czech Republic, and global customer service operations.

In the year ended 31 March 2003, the Group’s Industrial Turbines businesses generated sales of approximately €1.25 billion and an estimated EBIT margin of approximately 7%. They employ some 6,500 people.

The transactions are subject to regulatory clearances and documentation is being submitted to the relevant merger control authorities.

The completion of the first of the two transactions was announced on 30 April 2003. The enterprise value is €575 million with net proceeds of approximately €525 million. Completion of this transaction follows receipt of a formal derogation from the European Commission under the EC merger regulation, allowing ownership of the business to be transferred with immediate effect. The purchaser has committed not to integrate the small gas turbine business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.

Pending merger clearance, the medium gas turbines and industrial steam turbines businesses will continue to be owned and managed by the Group.

b)    Disposal of real estate

In April 2003, the Group disposed of 15 sites in France, Spain, Switzerland and Belgium for a total amount of €138 million.

c)    Restructuring

In line with the Group strategic plan discussion have begun to inform trade union representatives regarding overhead reduction and industrial restructuring plans.

The first of these restructuring plans, concerning mainly the Power Turbo-Systems Sector has been announced.

Note 32 – Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

•	holding companies,

•	sales above €90 million.

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United-States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM DDF SA	France	98.8	Full consolidation
ALSTOM Energietechnik GmbH	Germany	100.0	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Power sro	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation

Companies	Country	Ownership %	Consolidation Method
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbinen GmbH	Germany	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Power UK Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Projects Taiwan Ltd	Taiwan	100.0	Full consolidation
ALSTOM Rail Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM T&D Inc.	United States	100.0	Full consolidation
ALSTOM T&D SA	France	100.0	Full consolidation
ALSTOM T&D SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
Japan Gas Turbines K.K.	Japan	60.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

A list of all consolidated companies is available upon request from the Group’s head office.

Note 33 – Summary of differences between Accounting Principles followed by the Group and US GAAP

The Consolidated financial statements have been prepared in accordance with the generally accepted accounting principles described in Note 2 above (“French GAAP”) which differ in certain significant respects from those applicable in the United States of America (“US GAAP”). These differences relate mainly to the items which are described below and which are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity, as well as the classification and format of the consolidated financial statements. Certain reclassifications have been made to prior years’ amounts to conform to the current year presentation.

A)    Items affecting net income (loss) and shareholders’ equity

a)    Business combinations – Acquisition of ABB ALSTOM Power – “Power”

As described in Note 7, the Group finalized its acquisition of ABB’s 50% shareholding in ABB ALSTOM Power (re-named the “Power” Sector) on 11 May 2000. Up to that date, the Group consolidated by the proportionate consolidation method its 50% share in Power under French GAAP. From 11 May 2000 the results of Power are fully consolidated in French GAAP. Under US GAAP, Power would have been accounted for as an equity method investment until 11 May 2000, at which time full consolidation would begin.

March 2001 purchase accounting

For the year ended 31 March 2001, the Group recorded various adjustments under French GAAP in connection with its acquisition of ABB’s 50% shareholding in Power and the related purchase price allocation. These adjustments reflected the Group’s estimate of the fair value of the assets and liabilities acquired and, under French GAAP, such adjustments were recorded as part of the purchase price allocation process and created additional goodwill to be amortized in future years.

Under US GAAP, certain of these adjustments did not meet the criteria for recognition as purchase price allocation adjustments. The Group identified the period in which events or changes in conditions occurred that resulted in a different estimation of the value of certain assets and liabilities.

Specifically, the Group determined whether the income statement charges to be recorded existed before or after the 11 May 2000 acquisition date. Income statement adjustments recorded prior to 11 May 2000 are reflected in the consolidated financial statements for the year ended 31 March 2001 based on the Group’s previously existing 50% equity interest in Power. Adjustments in respect of the period after 11 May 2000 are recorded in the Group’s income statement based on its 100% shareholding in Power.

During the year ended 31 March 2001, and following the consolidation of ABB ALSTOM Power (AAP) starting 11 May 2000, the Group has reversed, under U.S. GAAP, purchase accounting entries that were recognized as such under French GAAP. As a consequence, the Group has recorded an additional charge to the income statement of € 1,497 million under U.S. GAAP that was essentially made up of the following:

Contract provisions

At 31 March 2001 the preliminary purchase price allocation recorded under French GAAP included accruals for € 1,276 million on contract provisions mainly on but not limited to GT24/GT26 gas and steam turbines issues. Under U.S. GAAP, the amount of any necessary adjustments is reported in the period in which the trends, events or changes in operations and conditions occurred. A valuation and estimation of the performance issues and associated performance penalties, warranty and contract liability costs related to those contracts was already previously made by AAP and reflected in the AAP financial statements prior to the acquisition date of the remaining 50 % of AAP.

The contract provisions recorded at both 31 December 1999 and 31 March 2000 (pre acquisition dates) reflected in accordance with SOP 81-1, Accounting for Performance of Construction-types and certain production-types contracts the best estimate of the liability based on the information available at that time.

In July 2000, subsequent to the 11 May 2000 acquisition of ABB’s 50% stake in AAP, further performance issues with contracts (mainly GT24/GT26) arose following scheduled inspections on some machines. Under U.S. GAAP an adjustment to the provision of contract losses is required to be recognized in the period in which the loss becomes evident pursuant to SOP 81-1. Therefore, the additional contract provisions recorded to reflect the estimated costs that will be incurred are considered a change in estimate subsequent to the 11 May 2000 acquisition date.

Under U.S. GAAP this change in estimate is recorded in the period of the change and therefore the € 1,276 million is recorded as a charge in the income statement in the year ended 31 March 2001.

Write down of certain assets

As of 31 March 2000, AAP recorded assets of certain pre-contract costs that were capitalized under U.S. GAAP pursuant to SOP 81-1. During the 12-month period ended 31 March 2001 the Group concluded such costs were no longer probable of recovery. Under U.S. GAAP the write off of these pre-contract costs has been charged to the income statement in the 12-month period ended 31 March 2001 for an amount of € 13 million. In addition, certain assets including property and equipment and inventories that were written off in French GAAP, hence increasing goodwill, were expensed for an amount of € 101 million under U.S. GAAP as they were not following the provisions of SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.

Adjustments to the value of financial instruments

During the year ended 31 March 2001 contracts in foreign currency signed before July 1999 and contributed by ABB to AAP were cancelled. Such event required that foreign exchange derivatives, which formerly served as hedges of these contractual arrangements be recorded at their market value. For U.S. GAAP, the Group has recorded a charge to income of € 68 million reflecting the change in market value of these instruments.

March 2002 purchase accounting

Pursuant to French GAAP requirements, the Group finalized the purchase price allocation of Power prior to 31 March 2002, the end of the first fiscal year subsequent to the 11 May 2000 acquisition period.

Under US GAAP, the allocation period defined as being the period required to identify and quantify the assets acquired and the liabilities assumed should usually not exceed one year from the consummation of the business combination. For US GAAP purposes, the purchase price allocation was finalized prior to 11 May 2001 and additional liability adjustments made after with respect to the French GAAP allocation period are recorded in the Group’s income statement.

During the year ended 31 March 2002, the Group has recorded an additional charge to the income statement of € 453 million under US GAAP made up of accruals on contracts (€ 389 million) and other costs which were not considered to be liabilities under US GAAP at 31 March 2001 (€ 64 million). For purposes of French GAAP these liabilities were included as a component of the cost of acquisition and charged against goodwill as part of the purchase price allocation at 31 March 2002 and 31 March 2001, respectively. In addition, the Group has reversed a portion of the valuation allowance on deferred tax assets following the implementation of tax planning strategies in Switzerland (€ 103 million).

In addition, US GAAP adjustments result in a reduction in goodwill amortization charged for the year ended 31 March 2001 and 2002 of € 62 million and € 87 million, respectively.

In the year ended 31 March 2001, the above described adjustments reduce operating income (loss) by € 1,435 million. In the year ended 31 March 2002, the operating income (loss) is reduced by € 366 million and deferred tax income increased by € 103 million.

At 31 March 2001, the above described adjustments reduce goodwill, net by € 1,321 million, deferred tax assets by € 21 million, shareholders’ equity by € 1,277 million (net of € 158 million positive tax effect) and provisions for risks and charges by € 65 million.

At 31 March 2002, the above described adjustments reduce goodwill, net by € 1,419 million and shareholders’ equity by € 1,419 million (net of € 279 million positive tax effect).

b)    Impairment

Impairment of goodwill

In the Group’s consolidated financial statements prepared under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

Under US GAAP, the Group has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of 31 March 2002 was not required in order to conform to the new criteria in SFAS 141, Business Combinations.

Beginning 1 April 2002, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. As a result, goodwill is no longer amortized. Instead the Group periodically evaluate goodwill for recoverability.

Goodwill is also evaluated whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. Upon adoption, the Group established reporting units based on its current reporting structure. Goodwill was assigned to the reporting units, as well as other assets and liabilities, to the extent that they relate to the reporting unit. The first step of the goodwill impairment test was completed on adoption and as at 31 March 2003, the annual testing date, the Group has determined that no potential goodwill impairment exists. As a result, the Group did not recognize transitional impairment loss in fiscal year 2003 in connection with the adoption of SFAS 142.

The goodwill impairment test is based on fair value and performed at reporting unit level which is either operating segments (Sectors) or one level below (Businesses).

Other intangible assets recorded by the Group have a finite useful life.

The first application of SFAS 142 for the year-ended 31 March 2003 was to increase net income (loss) as a result of non amortization of goodwill by € 284 million.

Impairment of long-lived assets (other than Goodwill)

Under US GAAP, the Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. At 31 March 2002, as described in Note 33(A) (m) the Group has recorded an impairment under US GAAP related to the Cruiseinvest Cruise ships.

c)    Restructuring

Until 31 December 2002, the Group accounted for the restructuring liabilities when restructuring programs have been finalized and approved by management and have been announced before the closing date. With this respect, the Group applies EITF 94-3, EITF 95-3, SFAS 88 and SFAS 112 for the purposes of preparing the US GAAP reconciliation.

Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

The table below reconciles the restructuring expense as determined under French and US GAAP, before tax effects.

	Year ended 31 March
	2001	2002	2003
	(in € million)
French GAAP income statement expense (Note 4)	80	227	268
Adjustments required for US GAAP purposes:
New plan provisions and adjustments to prior year estimates (1)	158	15	4
Costs charged against goodwill under French GAAP (2)	112	64	11
Impact on income of US GAAP restatement (before goodwill amortization)	270	79	15

US GAAP income statement expense (before goodwill amortization) *	350	306	283

Impact on goodwill amortization (2)	(11)	(9)	–

US GAAP income statement expense	339	297	283

*	of which impact of the discontinued operations is € 69 million, € 85 million and € 91 million for the years-ended 31 March 2001, 2002 and 2003, respectively.

(1)(2)	Note references are to the notes to the table below.

The table below details the pre-tax impact of restructuring adjustments on shareholders’ equity pursuant to US GAAP.

	At 31 March
	2001	2002	2003
	(in € million)
Provisions per US GAAP	186	163	138
Provisions per French GAAP (Note 18)	285	178	138

Difference between U.S. and French GAAP provisions	99	15	–
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3 (2)	(70)	(11)	–

Cumulative adjustment on new plan provisions and adjustment on prior estimates (1)	29	4	–
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under US GAAP (2)	(245)	(309)	(320)
Effect of deconsolidation of Contracting and GTRM (3)	–	39	39
Cumulative goodwill amortization (2)	36	45	45
Cumulative translation adjustment	4	4	4
Minority interests	(10)	–	–

Impact on shareholders’ equity of US GAAP restructuring restatement	(186)	(217)	(232)

(1)	Prior to 31 March 2001, under French GAAP, the Group recorded restructuring liabilities during the period when decisions have been approved by the appropriate level of management. Since 1 April 2001, under French GAAP, as disclosed in Note 2(w), the Group records a restructuring liability during the period when the plan is finalized, approved by management and announced before the closing of the financial statements. Under US GAAP, until 31 December 2002, the Group has applied the SFAS 112, “Employer’s Accounting for Post Employment Benefits” and Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”) in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and timely notification to the employees who are to be made redundant. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing creates a timing difference between (i) the recording of provisions of French GAAP charges to the extent that such provisions are not accrued for US GAAP purposes, (ii) restructuring charges accrued under US GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under US GAAP. Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

(2)	For the purpose of the US GAAP reconciliation, the Group has applied EITF No. 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination in accounting for restructuring costs associated with businesses it has acquired. As discussed in (1) above, the requirements for recording restructuring costs and liabilities are more strict under US GAAP. Therefore, certain restructuring provisions included in the purchase price allocation related to businesses acquired under French GAAP are not accruable under US GAAP, generating a difference in goodwill and liabilities assumed for restructuring costs charged against goodwill under French GAAP. Certain restructuring charges originally charged against goodwill under French GAAP are subsequently expensed under US GAAP once the US GAAP criteria have been satisfied for recording the costs. Furthermore, a reduction in goodwill amortization results from the US GAAP treatment until 31 March 2002.

(3)	During the fiscal year ended 31 March 2002 the Group disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed by € 39 million between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 Recognition of Liabilities in Connection With a Purchase Business Combination resulting from the lower goodwill under US GAAP. In the year end 31 March 2002 the counterparty effect is an increase of the capital gain of € 39 million as reported in Note 33 (n).

US GAAP additional restructuring disclosures are presented in Note 33 (D) (d).

d)    Pension, termination and post-retirement benefits – defined benefit plans

The Group determines its costs and accruals in accordance with actuarial techniques compliant with the methodology stated by SFAS 87, Employers Accounting for Pensions and SFAS 106, Employers Accounting for Post Retirement Benefits Other Than Pensions. Minimum liability adjustments (“MLA”) are not recognized in the Group’s financial statements as under French GAAP the recognition of these adjustments is not required.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets are the following:

	At 31 March
	2001	2002	2003
	(in € million)
Projected benefit obligation	964	1,378	3,211
Accumulated benefit obligation	850	1,291	3,070
Fair value of plan assets	109	536	1,934

Amounts recognized in the balance sheets:

In accordance with SFAS 87, a minimum liability corresponding to the unfunded Accumulated Benefit Obligation (Accumulated Benefit Obligation – Fair Value of Plan Assets) should be recognized in the balance sheet.

Recognition of an additional minimum liability is required if an unfunded Accumulated Benefit Obligation exists and:

–	an asset has been recognised as prepaid pension cost, or,

–	the liability already recognized is less than the unfunded Accumulated Benefit Obligation.

The counterparties of this recognition are :

–	Intangible assets to the extent of the unrecognized prior service cost,

–	The reduction of equity, net of any tax benefits.

The total net position thus recognised in the balance sheet in respect of pensions corresponds to the difference between the Group’s discounted obligation (with no salary increase) and the fair value of plan assets.

The amounts recorded for at 31 March 2001, 2002 and 2003 in the accompanying balance sheets can be compared with balances determined under US GAAP as follows:

	Pension benefits			Other benefits			Total
	At 31 March			At 31 March			At 31 March
	2001	2002	2003	2001	2002	2003	2001	2002	2003
	(in € million)
Accrued benefit liability (including MLA)	(899)	(980)	(1,602)	(203)	(208)	(168)	(1,102)	(1,188)	(1,770)
Prepaid benefit cost	416	469	397	–	–	–	416	469	397
Net amount recorded under US GAAP	(483)	(511)	(1,205)	(203)	(208)	(168)	(686)	(719)	(1,373)
• impact of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under regulation local	25	–	–	–		–	25	–	–
• MLA	49	194	798	–		–	49	194	798
Net amount recorded in consolidated Financial statements	(409)	(317)	(407)	(203)	208)	(168)	(612)	(525)	(575)

• Accrued	(855)	(786)	(804)	(203)	(208)	(168)	(1,058)	(994)	(972)
• Prepaid	446	469	397	–	–	–	446	469	397

Regarding the other benefit plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
	(in € million)
Effect on total of service and interest cost components	0.06	(0.05)
Effect on the post retirement benefit obligation	0.75	(0.64)

e)    Short term investments

The Group holds various debt and equity securities and deposits, which are classified on the balance sheet as short-term investments available for sale. These investments are carried at the lower of cost or fair value. French GAAP does not permit upward adjustments to the value of these investments to reflect their fair value. Under US GAAP, these investments are measured at fair value, with unrealized gains and losses net of tax effects excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income).

f)    Asset revaluations

At the formation of GEC ALSTHOM N.V. in 1989, certain businesses contributed by its shareholders were revalued and restated to amounts different than the historical carrying values used by the shareholders. Under US GAAP, the values of such contributed businesses is recorded by the Group at the shareholders’ historical value.

Under French GAAP, assets can be revalued periodically and carried at fair value subsequent to initial recognition. Revaluation increases are credited directly to equity as revaluation surpluses. Under US GAAP, assets are recorded at historical cost and are not revalued unless acquired in a purchase business combination.

At 31 March 2001, this difference decreases land by € 115 million, buildings, net by € 76 million, increases goodwill, net by € 19 million and decreases shareholders’ equity by € 172 million.

At 31 March 2002, this difference decreases land by € 91 million, buildings, net by € 72 million, increases goodwill, net by € 17 million and decreases shareholders’ equity by € 146 million.

At 31 March 2003, this difference decreases land by € 39 million, buildings, net by € 53 million, increases goodwill, net by € 17 million and decreases shareholders’ equity by € 75 million.

The impact of the change in asset values results in an adjustment of amortization/depreciation expense between French GAAP and US GAAP. Additionally the difference in the carrying value of assets favorably impacts the amount of gain or loss on sales/disposals of assets under US GAAP.

The impact on operating income (loss) is € 3 million, € 26 million and € 71 million for the years ended 31 March 2001, 2002 and 2003 respectively.

g)    Capital and sales type leases

The Group has assets financed through capital leases and sells through sales-type lease arrangements. The Group accounts for payments made or received under these contracts as expenses or revenues. The related commitments are presented as off-balance sheet items. Under US GAAP, assets financed through capital leases are capitalized and the related financing is presented as debt on the balance sheet; for sales-type leases, the selling price of the product is recorded in revenues and the rentals to be received are recorded as net investment in sales type leases, net of the related unearned income. This presentation increases property, plant and equipment by € 54 million, € 112 million and € 206 million; net investment in sales type leases by € 754 million, € 757 million and  € 667 million; financial debt by € 809 million, € 876 million and € 877 million and decreases shareholders’ equity by € 1 million, € 7 million and € 3 million at 31 March 2001, 2002 and 2003, respectively.

In the year ended 31 March 2001, 2002 and 2003, it increases operating income (loss) by € 8 million, € 12 million and € 13 million, respectively, and decreases financial income (expense) by € 8 million, € 18 million and € 10 million, respectively.

h)    Derivative instruments and hedging activities

On 1 April 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133. These statements significantly differ from French GAAP, as they require the Group to recognize all derivatives, other than certain derivatives indexed to the Group’s own stock, on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. Formal documentation designating the relationship between the hedging instrument and the hedged underlying transaction must be in place at inception, and hedge effectiveness must be reassessed regularly.

Foreign currency risk

The Group uses derivative instruments to reduce its exposure to the effects of currency fluctuations. There must be a relationship between the hedging instrument and the hedged underlying transaction. The change in the fair value of the hedged item attributable to the hedged foreign currency risk is recorded to offset the mark to market of the derivative hedging instrument designated and qualifying as a fair value hedging instrument. Changes in the derivative’s fair value and related change in fair value of the hedged item are recognized in the income statement as a fair value hedge. Derivative instruments used to cover commercial bids are economic hedges but do not qualify for hedge accounting because the realization of the forecasted transactions are not considered individually sufficiently probable. As a result, the change in fair value of the derivative is recorded through income.

Interest rate risk

Derivative instruments are used to reduce exposure to interest rate fluctuations. Derivative instruments used to cover debt (interest rate swaps, cross currency swaps) are economic hedges but they do not all qualify for hedge accounting. Therefore the change in fair value of the derivative instrument which is recognized in earnings is only partly offset by the change in fair value of the covered items.

The effect on net income of the first application of SFAS 133 as of 31 March 2001 is € 37 million. In the year ended 31 March 2002, it results in a decrease by € 20 million of operating income (expense) and a decrease of financial income (expense) of € 6 million. In the year ended 31 March 2003, it results in an increase by € 73 million of operating income (expense) and an increase by € 26 million of financial income (expense).

i)    Stock based compensation

Employee stock purchase plan

During the year ended 31 March 2001, under an employee stock purchase plan, the Group issued shares reserved to its employees and 1,689,056 shares were subscribed. These shares were offered to substantially all employees at a discount to the market price. French GAAP does not require the recording of compensation expense for stock based compensation.

APB 25 “Accounting for Stock Issued to Employees” requires the recognition of compensation expense on non compensatory employee stock purchase plans where common stock of the Group is offered to employees at a discount greater than would be reasonable in an offer of stock to shareholders or others.

For purposes of US GAAP, the Group recorded additional compensation expense of € 15 million for the year-ended 31 March 2001 not affecting the shareholders’ equity reconciliation.

Stock option plans

As mentioned in Note 30, the Group granted stock options during the years ended 31 March 2000, 2002 and 2003 to certain employees. Under French GAAP, such stock option plans are not compensatory.

Under US GAAP, the options awarded in the 24 July 2001 plan (n° 3), the 8 January 2002 plan (n° 5) and the 7 January 2003 plan (n°6) are considered fixed compensatory plans. All stock options plans are accounted for according to APB No. 25 “Accounting for Stock Issued to Employees” using the intrinsic value method to measure compensation expense associated with grants of stock options to employees.

Accordingly, as either (i) the performance conditions of respectively the April 1999 and 24 July 2001 plans have not been met at 31 March 2001, 2002 and 2003 or (ii) the stock options granted during the year ended 31 March 2001, 2002 and 2003 were granted with no discount, no compensation cost has been recognized in the years then ended.

j)    Start-up costs

Start-up costs capitalized by the Group under French GAAP and expensed under US GAAP pursuant to SOP  98-5, Reporting of the Costs of Start-Up Activities amounted to € 39 million, € 41 million and € 21 million at 31 March 2001, 2002 and 2003, respectively. The impact of the change in assets values results in an adjustment to amortization expense between French GAAP and US GAAP.

The resulting impact of the above adjustments is a decrease by € 30 million and € 2 million and an increase by € 16 million of operating income (loss) for the years-ended 31 March 2001, 2002 and 2003, respectively. The increase in fiscal year 2003 results from the fact that certain start up costs previously capitalized were expensed under French GAAP during the period.

k)    ALSTOM Ferroviaria 49% minority interests

As disclosed in Note 7, in connection with the acquisition of 51% of Fiat Ferroviaria (now renamed ALSTOM Ferroviaria) in October 2000, the Group and FIAT entered into a put and call agreement on the remaining 49% interest in this company. Under French GAAP, the Group recorded the acquisition of the 51% of ALSTOM Ferroviaria and reported minority interests for the remaining 49%. Under U.S GAAP, as the exercise price and other terms of the options were already determined and essentially similar, the Group was required to report a 100% acquisition of ALSTOM Ferroviaria together with a financing of the 49% not yet legally acquired.

On 16 April 2002, the put option requiring the Group to purchase the remaining 49 % of the capital was exercised by Fiat Spa for an amount of € 154 million resulting in an increase of goodwill of € 158 million under French GAAP.

At 31 March 2001, this difference increases goodwill, net by € 100 million, decreases shareholders equity by  € 2 million, decreases minority interests by € 44 million and increases financial debt by € 146 million.

At 31 March 2002, this difference increases goodwill, net by € 152 million, decreases shareholders equity by  € 5 million, increases minority interests by € 3 million and increases financial debt by € 154 million.

At 31 March 2003, this difference decreases goodwill, net by € 5 million and decreases shareholders equity by € 5 million.

The impact on net income was € (2) million and € (3) million for the years-ended 31 March 2001 and 2002, respectively.

l)    Other differences

Under a put and call agreement two ships sold to a customer may be returned to the Group to be resold. Under French GAAP, the margin on the sale is recognized on a percentage of completion basis. Under US GAAP, the sale and the cost of sale have been deferred until the expiration of the option for an amount of € 163 million and € 161 million, respectively.

The Group entered into an agreement to sell land to third parties in several steps in the year ended 31 March 1999. Under French GAAP, this sale is recognized in income at the signature of the contract. Under US GAAP, such a sale is recognized only when certain sale recognition criteria are met. Consequently a net gain on the sale was not recognized at the time of sale. During the years ended 31 March 2001, 2002 the net gain has been recognized for an amount of € 16 million, € 1 million respectively as the required criteria were satisfied.

Under French GAAP, the Group recorded during the year ended March 31,1999 a liability against shareholders’ equity for a potential tax risk related to the reorganization that occurred prior to the initial public offering. The risk of loss was and is considered reasonably possible of occurrence and therefore, under US GAAP, pursuant to SFAS 5, Accounting for Contingencies, only disclosure of the contingent liability is appropriate

m)    Basis of consolidation – Controlled entities and investees

Special purpose entities

Certain special purpose leasing entities have not been consolidated under French GAAP (see Note 25 (a)) because the Group owns no shares in such entities. Under US GAAP, these entities are consolidated because the Group retains some of the risks and rewards of ownership.

The Cruiseinvest structure of which the main assets are six cruise ships has not been consolidated under French GAAP as the Group owns no shares in such structure. As the Group is one of the primary beneficiaries, this special purpose entity is consolidated under US GAAP (see Note 25 (b)).

Under US GAAP, the carrying value of the ships has been impaired pursuant to SFAS 144 at 31 March 2002 for an amount of 126 million US dollars (€ 144 million at 31 March 2002 and € 115 million at 31 March 2003). This loss is compensated by the reversal, due to Cruiseinvest consolidation under US GAAP of vendor financing provision recorded under French GAAP to cover Group’s share of Cruiseinvest exposure.

At 31 March 2002, the additional US GAAP net losses of € 19 million resulting from the Cruiseinvest consolidation are allocated to the Group. At 31 March 2003, out of the total cumulated net losses of € 54 million resulting from the Cruiseinvest consolidation, € 15 million are allocated to the Group and € 39 million to minority interests.

Losses incurred as of 31 March 2002 and 2003, respectively including impairment losses related to ships pursuant to application of SFAS 144 have been allocated between the Group and other minority interests in Cruiseinvest consistent with the amounts that the Group is exposed to, based on existing guarantees and its current investment.

For the year ended 31 March 2001, 2002 and 2003 the consolidation of the special purpose leasing entities mentioned above and Cruiseinvest results in the following adjustments to Consolidated balance sheets line items:

	At 31 March
	2001	2002	2003
	(in € million)
Other fixed assets, net	(126)	(377)	(365)
Cruise ships, net	–	872	791
Net investment in sales type leases	1,663	923	770
Other accounts receivables	103	79	57

Total assets adjustments	1,640	1,497	1,253

Shareholder’s equity	–	(19)	(15)
Minority interests	–	–	(39)
Provisions for risks and charges	–	(144)	(140)
Financial debt	1,640	1,660	1,444
Other payables	–	–	3

Total liabilities adjustments	1,640	1,497	1,253

The consolidation of the special purpose entities mentioned above reduces the total vendor financing exposure disclosed in Note 27 (a) (2) by € 218 million, € 826 million and € 719 million at 31 March 2001, 2002 and 2003, respectively.

Other entities

For the year ended 31 March 2001, with no significant effect on net income, total assets and shareholders’ equity, the Group has accounted for, for practical reasons, certain controlled entities using the equity method, has not consolidated certain controlled entities and has accounted for certain entities over which it exercises significant influence (but not control) at cost.

For the year ended 31 March 2002, with no significant effect on net income, total assets and shareholders’ equity, the Group has accounted for, for practical reasons, certain entities over which it exercises significant influence (but no control) at cost.

Under US GAAP, entities over which significant influence is exercised are accounted for using the equity method.

n)    Capital gain on disposed activities

During the fiscal year ended 31 March 2002 the Group disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 “Recognition of Liabilities in Connection With a Purchase Business Combination” resulting in a reduced goodwill under US GAAP. Accordingly, the recorded capital gain is increased by € 39 million as a result of the lower cost basis of the Contracting Sector and GTRM under US GAAP (see Note 33 (A) (c)).

o)    Sale and lease-back accounting

During the fiscal year ended 31 March 2003 the Group disposed of part of its real estate portfolio.

These premises were leased back over periods of up to 15 years. Under French GAAP a capital gain of € 59 million was recorded. Under US GAAP, the lower carrying value of these assets due to the reversal of the 1989 revaluation (see Note 33 (A) (f)) increased the capital gain by € 50 million.

Under US GAAP, these lease back transactions were substantially all classified as capital leases and the resulting capital gain amortized over the lease term. In the year ended 31 March 2003, the US GAAP capital gain was deferred for an amount of € 106 million.

p)    Creation of jointly controlled business

The creation of the AAP joint venture in July 1999 was made on the basis of historical book values in the financial statements of the Group. However, the difference in the historical book values and the Group’s investment basis in AAP due to the cash payment by the Group to ABB, led to the recognition of goodwill under French GAAP. Under US GAAP, this difference did not qualify as goodwill because it relates to the creation of a joint venture and not a purchase business combination.

Under US GAAP this difference was allocated to the corresponding underlying assets of the joint venture and amortized over their respective useful lives. In the present case, the amortization period of the underlying assets is estimated at approximately 20 years and consequently does not generate any significant difference between French and US GAAP in the amortization charge for the period.

The reconciliation to US GAAP of net income (loss) and shareholders’ equity for the years ended 31 March 2001, 2002 and 2003 are as follows :

	Year ended 31 March
	2001	2002	2003	2003(*)
		(in € million)		(in millions of US dollars)
Net income (loss) according to French GAAP(1)	204	(139)	(1,488)	(1,622)
(a) Business combinations	(1,435)	(263)	–	–
(b) Goodwill amortization	–	–	284	310
(c) Restructuring	(259)	(70)	(15)	(16)
(d) Pension, termination and post-retirement benefits	9	–	–	–
(f) Asset revaluations	3	26	71	77
(g) Capital and sales type leases	–	(6)	3	3
(h) Derivative instruments and hedging activities	(24)	11	99	108
(i) Employee stock purchase plan	(15)	–	–	–
(j) Start-up costs	(30)	(2)	16	17
(k) Alstom Ferroviaria minority interests	(2)	(3)	–	–
(l) Other differences	16	1	–	–
(m) Basis of consolidation	–	(19)	(1)	(1)
(n) Capital gain on disposed activities	–	39	–	–
(o) Sale and lease back accounting	–	–	(106)	(116)
Tax effects of the US GAAP adjustments	258	129	(4)	(4)

Net income (loss) according to US GAAP	(1,275)	(296)	(1,141)	(1,244)

	At 31 March
	2001	2002	2003	2003(*)
		(in € million)		(in millions of US dollars)
Shareholders’ equity according to French GAAP(1)	2,090	1,752	707	771
(a) Business combinations	(1,435)	(1,698)	(1,698)	(1,851)
(b) Goodwill amortization	–	–	284	310
(c) Restructuring	(186)	(217)	(232)	(253)
(d) Pension, termination and post-retirement benefits	(74)	(194)	(798)	(870)
(e) Short term investments	2	2	1	1
(f) Asset revaluation	(172)	(146)	(75)	(82)
(g) Capital and sales type-leases	(1)	(7)	(4)	(4)
(h) Derivative instruments and hedging activities	(45)	(34)	65	71
(j) Start-up costs	(39)	(41)	(21)	(23)
(k) ALSTOM Ferroviaria minority interests	(2)	(5)	(5)	(5)
(l) Other differences	14	13	13	14
(m) Basis of consolidation	–	(19)	(15)	(16)
(o) Sale and lease back accounting	–	–	(106)	(116)
Tax effects of the US GAAP adjustments	268	435	635	692

Shareholders’ equity according to US GAAP	420	(159)	(1,249)	(1,361)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to € 1.00, the Noon Buying Rate on 31 March 2003.
(1)	See Note 1(c)

The reconciliation of US GAAP shareholders’ equity for the years ended 31 March 2001, 2002 and 2003 is as follows :

	At 31 March
	2001	2002	2003	2003(*)
		(in € million)		(in millions of US dollars)
Opening Shareholders’ equity according to US GAAP	1,844	420	(159)	(173)
Net income	(1,275)	(296)	(1,141)	(1,244)
Other comprehensive income
Currency translation adjustments	(41)	(80)	(170)	(185)
Minimum liability adjustment	(36)	(145)	(604)	(658)
Unrealized gain on securities	1	–	(1)	(1)
Tax effect of the above adjustments	12	60	204	222
Dividends paid	(118)	(118)	–	–
Capital increase	33	–	622	678
Closing Shareholders’ equity according to US GAAP	420	(159)	(1,249)	(1,361)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.

B)    Items affecting presentation of Consolidated financial statements

a)    Discontinued operations

Under French GAAP, discontinued operations are recognized only when selling agreements have been signed before the balance sheet date and transfer of control and influence is effective prior to the closing of the books. Discontinued operations have no impact on the presentation of balance sheets and income statements prior to the date of the disposition or abandonment.

Under US GAAP, the disposal of a business segment or component of a business segment requires presentation as discontinued operations from the date certain criteria under SFAS 144, Accounting for the Impairment or disposal of long-lived assets are met, involving a formal commitment to sale at authorized management level and active actions undertaken to effect the disposal plan (without necessarily requiring a binding selling agreement prior to the closing date).

Revenues and expenses of discontinued operations are presented under a separate caption of the income statements retrospectively all over the periods presented and assets and liabilities are segregated from other assets and liabilities on the face of the latest balance sheet presented.

Contracting Sector

On 20 July 2001, the Group’s signed a binding agreement to sell its Contracting Sector to CDC Equity Capital. In the year ended 31 March 2002, the net gain under US GAAP on the disposal of the Contracting Sector was € 145 million (€ 106 million under French GAAP) and included the net income from 1 April 2001 to 30 July 2001.

Transmission and Distribution Sector

Before year ended 31 March 2003, the Group’s management announced as part of its strategy and action plan to sell the Transmission and Distribution Sector. On 25 September 2003, the Group signed a binding agreement to sell its Transmission and Distribution Sector to Areva for proceeds (subject to closing price adjustments) of €950 million. The Power Conversion Business is not included in the agreement.

Industrial Turbine business

Before 31 March 2003, the Group’s management announced its intention to sell the Industrial Turbine businesses. On 26 April 2003, the Group signed a binding agreement to sell its small gas turbines business and medium-sized gas turbines business and industrial steam turbines business in two transactions to Siemens AG. The Industrial Turbine business was integrated in the Power sector.

Expected net proceeds are of €950 million, of which €125 million is held in escrow by Siemens.

The effect of the discontinued operations is to reduce, on a US GAAP basis, assets and liabilities at 31 March 2003 by the amounts presented below:

Assets and liabilities

At 31 March 2003
(in € million)
Cash and cash equivalents	114
Short term investments	10
Trade and other accounts receivables	1,307
Inventories and contract in progress	1,011
Property plant and equipment, net	505
Goodwill and other intangible assets, net	983
Other assets	172

Assets held for sale	4,102

Trade and other accounts payable	1,402
Customers deposits and advances	390
Other liabilities	580
Financial debt	64
Minority interests	–

Liabilities held for sale	2,436

The effect of the disposal of the Contracting Sector and the decision to dispose of the Transmission and Distribution Sector and the Industrial Turbine business is to reduce, on a US GAAP basis, revenues and expenses for the year end 31 March 2001, 2002 and 2003 by the amounts presented below:

Revenues and expenses

	Year ended 31 March
	2001	2002	2003
	(in € million)
Sales	6, 355	5,025	4,322
Of which products	3,246	3,581	3,464
Of which services	3,109	1,444	858
Cost of sales	(5,045)	(3,904)	(3,267)
Of which products	(2,406)	(2,756)	(2,648)
Of which services	(2,639)	(1,148)	(619)
Selling expenses	(435)	(388)	(366)
Research and development expenses	(155)	(162)	(153)
Administrative expenses	(348)	(328)	(257)
Restructuring expenses	(69)	(85)	(91)
Goodwill and intangible assets amortization	(108)	(83)	(11)
Capital gain on disposal of investments	–	–	(2)
Other income (expenses)	(33)	3	(7)
Operating income	162	78	168
Financial income (expense), net	24	(1)	(15)
Income tax	(105)	(38)	(15)
Share in net income (loss) of equity Investments	(1)	–	1
Minority interests	(2)	(2)	(2)

Net income (loss) from discontinued operations	78	37	137

As the disposals of the T&D Sector and the Industrial Turbine businesses are still subject to final adjustment, the final net assets to be disposed of will differ, on a US GAAP basis, from those included in the disclosures presented.

b)    Operating cycle

The Group’s major infrastructure contracting activities are generally performed under fixed-price contracts. The length of such contracts varies but is typically between one and five years. Under US GAAP, a non-classified balance sheet would be shown because the contract-related items in the balance sheet have realization and liquidation periods extending beyond one year.

c)    Contract accounting

Under French GAAP loss provisions are presented under the caption “Provisions”; under US GAAP, loss provisions are deducted from related accumulated cost on the balance sheet.

This presentation reduces contract in progress and provisions for risks and charges by € 113 million, € 306 million and € 185 million at 31 March 2001, 2002 and 2003, respectively.

d)    Operating income (loss)

Certain items such as restructuring expenses, pension costs, net gains (losses) on disposal of fixed assets and investments, employees’ profit sharing and other non recurring provisions and costs classified as other income (expense) are classified as part of the operating income (loss) under US GAAP. Additionally, goodwill and intangible assets amortization are also classified as part of the operating expenses.

In addition to US GAAP adjustments affecting operating income (loss) described in Note 33 (A), the above mentioned reclassifications decrease operating income (loss) by € 525 million, € 740 million and € 622 million in the years-ended 31 March 2001, 2002 and 2003, respectively.

e)    Redeemable preference shares of a subsidiary

On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of € 205 million. French GAAP requires that redeemable preference shares be presented as long term capital between shareholder’s equity and financial debt in the consolidated balance sheet. Accordingly, the dividend applicable to the preference shareholders was presented on a specific line after Pre-Tax Income (loss) in the consolidated statement of income. For US GAAP, redeemable preference shares of a consolidated subsidiary issued to third parties is reflected as minority interest on the consolidated balance sheet with the related dividends expensed through minority interest on the consolidated statement of income.

The effect of the above difference on the French GAAP consolidated balance sheet was to increase minority interest by € 205 million at 31 March 2001 and 2002, respectively. The result of minority interests were reduced by €14 million in the year-ended 31 March 2002.

As disclosed in Note 22, the July 2002 capital increase triggered the contractual redemption of the preferred shares at 31 March 2006. Consequently, this instrument has been re-classified both in French and US GAAP as long term debt and its related interest has been classified as interest and shown as Net interest income (expense) (see Note 5).

f)    Consolidated statements of cash flows

Under French GAAP, the consolidated statement of cash flows reconciles the movements in cash, cash equivalents and short-term investments net of movement in financial debt. Under US GAAP, it reconciles the movement in cash and cash equivalents. For the year ended 31 March 2001, 2002 and 2003 it results in the following adjustments to the French GAAP Consolidated statements of cash flows:

	Year ended 31 March
	2001	2002	2003
	(in € million)
Net cash provided by (used in) operating activities	–	–	–
Cash expenditures for acquisition of investments, net of net cash acquired	383	–	–
Cash proceeds from sale of investments, net of net cash sold	–	(60)	112

Adjustment on net cash provided by (used in) investing activities	383	(60)	112
Decrease (increase) in short term investments	(224)	143	20
Increase (decrease) in financial debt (1)	1,052	(266)	(12)

Adjustment on net cash provided by (used in) financing activities	828	(123)	8
Adjustment on net effect of exchange rates and other changes	(29)	152	365
Total adjustment	1,182	(31)	485

Opening adjustment to reconcile net debt with cash and cash equivalents	4,553	5,735	5,704

Closing adjustment to reconcile net debt with cash and cash equivalents	5,735	5,704	6,189

(1)	Including increase of future receivables, net of € 408 million and € 161 million in the year ended 31 March 2001 and 31 March 2002, respectively following the changes in presentation described in Note 2 (a).

C)    Summarised US GAAP Consolidated financial statements

Consolidated income statements

	Year ended 31 March
	2001	2002	2003	2003(*)
	(€ million)			(in millions of US dollars)
Sales	18,158	18,428	17,029	18,562
Of which products	14,286	13,960	12,910	14,072
Of which services	3,872	4,468	4,119	4,490
Cost of sales	(16,930)	(16,431)	(16,189)	(17,646)
Of which products	(13,902)	(13,097)	(13,125)	(14,306)
Of which services	(3,028)	(3,334)	(3,064)	(3,340)
Selling expenses	(704)	(690)	(604)	(658)
Research and development expenses	(474)	(413)	(469)	(511)
Administrative expenses	(861)	(896)	(809)	(882)
Restructuring expenses	(282)	(221)	(192)	(209)
Goodwill and intangible assets amortization	(182)	(185)	(56)	(61)
Capital gain (loss) on disposal of investments	(1)	146	(33)	(36)
Other income (expenses)	48	(17)	(44)	(49)
Operating income (loss)(1)	(1,228)	(279)	(1,367)	(1,490)
Financial income (expense), net	(279)	(326)	(251)	(273)
Income tax	189	262	312	340
Share in net income (loss) of equity Investments	(3)	1	2	2
Minority interests	(32)	(28)	26	28

Net income (loss) from continuing operations before cumulative effect of changes in accounting principles	(1,353)	(370)	(1,278)	(1,393)
Cumulative effect of change in accounting for derivative instruments and hedging activities	—	37	—	—
Net income (loss) from discontinued operations(2)	78	37	137	149

Net income (loss)	(1,275)	(296)	(1,141)	(1,244)

(*)	Translated solely for the convenience of the reader at the rate of US dollars 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.
(1)	see Notes 33 (A) (b), (c), (f), (g), (h), (k), (l), (j), (m), (n) and (o) and Notes 33 (B) (a) and (d).
(2)	see Note 33 (B) (a).

Consolidated balance sheets

	At 31 March
	2001	2002(1)	2003	2003(*)
		(in € million)		(in millions of US dollars)
Cash and cash equivalents	2,524	1,905	1,514	1,650
Short term investments	498	333	133	145
Trade and other accounts receivables	9,945	8,111	5,908	6,440
Inventories and contract in progress (2)	5,937	5,287	3,412	3,719
Property plant and equipment, net (3)	2,610	3,567	2,710	2,954
Goodwill and other intangible assets, net (4)	5,035	4,301	3,270	3,564
Other assets (5)	5,057	4,579	4,686	5,108
Assets held for sale (6)	–	–	4,102	4,471

Total assets	31,606	28,083	25,735	28,051

Trade and other accounts payable	10,120	10,137	8,103	8,832
Customers deposits and advances	6,205	4,221	3,151	3,435
Other liabilities (7)	5,762	4,858	4,650	5,068
Financial debt (8)	8,826	8,727	8,588	9,361
Minority interests (9)	273	299	56	61
Liabilities held for sale (6)	–	–	2,436	2,655
Shareholders’ equity:
Common shares	1,292	1,292	1,690	1,842
Paid-in surplus	85	85	309	337
Retained earnings	(844)	(1,258)	(2,399)	(2,615)
Accumulated other comprehensive income	(113)	(278)	(849)	(925)
Total shareholders’ equity	420	(159)	(1,249)	(1,361)

Total liabilities and shareholders’ equity	31,606	28,083	25,735	28,051

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.09 to €1.00, the Noon Buying Rate on 31 March 2003.
(1)	See Note 2(a).
(2)	See Note 33(B)(c).
(3)	See Notes 33(A)(f),(g),(j) and (m).
(4)	See Note 33(D)(a).
(5)	See Notes 33(A)(g) and (m).
(6)	See Note 33(B)(a).
(7)	See Notes 33(A)(d),(m) and (l) and Note 33(B)(c).
(8)	See Note 33(D)(h).
(9)	See Note 33(A)(m).

Earnings Per Share

Under US GAAP, earnings per share are required to be computed in accordance with SFAS 128, Earnings Per Share as set out below:

	Year ended 31 March
	2001	2002	2003
	(in € million except number of shares and per share data)
Numerator
Earnings (loss) from continuing operations	(1,353)	(370)	(1,278)
Earnings (loss) from discontinued operations	78	37	137
Impact of change in accounting principles	–	37	–
Net earnings (loss) US GAAP basis	(1,275)	(296)	(1,141)

Denominator (share amounts)
Weighted average number of shares outstanding— basic and diluted	214,683,686	215,387,459	265,092,257

Basic and diluted earnings per share
Earnings (loss) from continuing operations	(6.30)	(1.71)	(4.82)
Earnings (loss) from discontinued operations	0.36	0.17	0.52
Impact of change in accounting principles	–	0.17	–
Net earnings (loss) per share US GAAP basis	(5.94)	(1.37)	(4.30)

The Group uses Treasury stock method for purposes of determining the number of shares to be issued in conjunction with the Group’s stock incentive plan.

The diluted share base for the twelve months ended 31 March 2003 excludes incremental shares of 57,100 related to employee stock options. These shares are excluded due to their antidilutive effect as a result of the Group’s loss from continuing operations during the year ended 31 March 2003.

D) Additional US GAAP disclosures

a)    SFAS 142 disclosures

SFAS 142 requires disclosure of what reported net income and earnings per share before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effect) recognized in those periods related to goodwill that is no longer amortized.

	Year ended 31 March
	2001	2002	2003
	(in € million except per share data)
Net income (loss) according to U.S. GAAP	(1,275)	(296)	(1,141)
Goodwill amortization	235	204	–
Adjusted net income (loss)	(1,040)	(92)	(1,141)

Basic Earnings per share	(5.94)	(1.37)	(4.30)
Goodwill amortization	1.09	0.95	–
Adjusted earnings per share	(4.85)	(0.42)	(4.30)

The changes during fiscal year 2003 in the carrying value of goodwill, net by Sector are presented below:

	Power	T&D	Transport	Marine	Other	Total
	(in € million)
At 1 April 2002	1,971	481	604	2	73	3,131

Goodwill acquired / disposed during the year	(2)	4	–	–	(10)	(8)
Translation adjustment and other changes	51	(15)	(11)	–	(63)	(38)

At 31 March 2003 (1)(2)	2,020	470	593	2	–	3,085

(1)	including € 819 million relating to discontinued operations as presented in Note 33 (B) (a).
(2)	see Notes 33 (A) (a) (b) (c) (f) and (k)

Other identifiable intangible assets, net under US GAAP are as follows:

At 31 March 2003
(in € million)
Technology	823
Installed customer base	497
Licensing agreements	34
Gross value	1,354

Accumulated depreciation	(186)

Other intangible assets, net (*)	1,168

(*)	including € 164 million relating to discontinued operations as presented in Note 33 (B) (a).

The amortization expense for the year ended 31 March 2003 is € 67 million including € 11 million relating to discontinued operations and is expected to remain stable for the next five years.

b)    Stock-based compensation

Pursuant to the disclosure provisions of SFAS 123, Accounting for Stock Based Compensation the Group has provided pro forma information, had the Group measured the fair market value of the options at the date of grant.

Had the Group used the fair value method in accordance with SFAS 123 to measure compensation, the Group’s net income (loss) according to US GAAP, basic, and diluted earnings per share for the years ended 31 March 2001, 2002 and 2003 would have been € (1,288) million € (331) million, € (1,173) million and € (6.00), € (1.54), € (4.42) per share (both basic and diluted), respectively. Compensation cost calculated using the fair value method is recognized over the vesting period of each plan.

	Years ended 31 March
	2001	2002	2003
	(in € million except number of shares and per share data)
Net income (loss)
US GAAP	(1,275)	(296)	(1,141)
Pro forma	(1,288)	(331)	(1,173)
Weighted average number of shares outstanding – Basic and diluted	214,683,686	215,387,459	265,092,257
Pro forma earnings (loss) per share – Basic and diluted	(6.00)	(1,54)	(4.42)

The fair value of the stock options granted on 22 April 1999, 14 February 2000, 24 July 2001 and 8 January 2002 have been estimated on their respective date of grant using the Monte Carlo option-pricing model or the Black-Scholes option-pricing model. The following characteristics have been used:

	2000 Stock options plans	2002 Stock options plans	2003 Stock options plans
Interest rate	6%	4%	3%
Expected life	7 years	5 years	6 years
Expected volatility	26.5%	52%	81%
Expected dividends	2%	2%	–

The weighted average fair value of options granted during the fiscal year ended 31 March 2003 is € 3.8 per award.

c)    Income taxes

The Group recognizes deferred tax assets on tax losses carried forward and on temporary differences when it is reasonably certain that the asset will be recovered in future years. Under US GAAP, such deferred tax assets are recognized when it is “more likely than not” that the related tax assets will be recovered. The Group does not record certain deferred tax liabilities which are judged to be essentially permanent in nature, until it becomes likely that the liability will be incurred.

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

Under French GAAP, deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to SFAS 109 Accounting for Income Taxes, US GAAP requires the deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. The table below sets forth the gross deferred tax assets and related valuation allowance :

	At 31 March
	2001 (1)	2002 (1)	2003 (1)
	(in € million)
Deferred tax assets	1,594	1,922	2,527
Valuation allowances	(421)	(270)	(280)

Net deferred tax assets (2)	1,173	1,652	2,247

(1)	See Note 2(a)

(2)	including at 31 March 2003, € 150 million relating to discontinued operations as presented in Note 33 (B) (a)

The valuation allowance in each of the three years ended 31 March 2001, 2002 and 2003 relates primarily to tax losses carried forward for which the Group has determined that realization is not more likely than not.

During the year ended 31 March 2001, net deferred tax assets increased by € 546 million mainly due to the 100% consolidation of Power and the recognition of deferred tax assets on temporary differences arising from provisions not deductible.

During the year ended 31 March 2002, net deferred tax assets increased by € 479 million due to both the increase in recognized taxable losses and the reduction of valuation allowances arising from the adoption of a tax plan to utilize losses against which provisions had previously been made.

During the year ended 31 March 2003, net deferred tax assets increased by € 595 million mainly due to the recognition of deferred tax income associated with exceptional provisions recorded during the period and the recognition of deferred tax assets related to the variation of pension minimum liability adjustment (MLA) recorded in fiscal year 2003.

d)    Restructuring

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2001. All amounts are expressed in € million, unless otherwise stated:

	At 31 March 2000	Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination		At 31 March 2001
	(In € million)
– Employee termination benefits	126	65	(251)	178		118
– Other costs	–	103	(103)	–		–
Power	126	168	(354)	178	(*)	118
– Employee termination benefits	65	62	(89)	–		38
– Other costs	15	–	(6)	–		9
T&D (***)	80	62	(95)	–		47
– Employee termination benefits	9	38	(44)	–		3
– Other costs	3	45	(47)	–		1
Transport	12	83	(91)	–		4
– Employee termination benefits	43	37	(64)	–		16
– Other costs	1	–	–	–		1
Others	44	37	(64)	–		17
US GAAP provisions	262	350	(604)	178		186	(**)

(*)	Mainly resulting from the consolidation of second 50 % of Power, corresponding approximately to 3,500 employees.

(**)	Including € 46 million of termination benefits and other costs related to exit plans.

(***)	Including Power Conversion integrated in T&D since 1st April 2002.

During the year ended 31 March 2001 restructuring provisions of approximately € 350 million (net of changes in estimates on prior period plans of € 20 million), related to approximately 6,000 employees were recorded. Such restructuring costs related primarily to operations in France, Germany, the United Kingdom and included the following major actions by sector:

Year ended 31 March 2001
(In € million)
Power	168
Rationalization of the production capacity following the creation of the ABB ALSTOM Power joint venture. The rationalization consisted primarily of the elimination of over capacity and duplication of activities among businesses contributed to the JV. Costs that did not qualify under EITF 94-3 to be accrued for in 2000 were expensed when incurred during the year ended March 31, 2001, or accrued for if they met the EITF 94-3 criteria at that time.
T&D Various downsizing plans in France, Germany and the UK to ensure continuing competitiveness.	62
Transport Downsizing resulting from the current market conditions that led to the reduction of production capacity. Restructuring expenses that were incurred during fiscal year 2001 related to 31 sites.	83

Others	37

Restructuring expense	350

During the year ended 31 March 2001, cash expenditures were approximately € 554 million (excluding abandonment of assets), which included payments for approximately 10,600 employees that are mainly related to the termination benefits accrued during fiscal year ended 31 March 2000 and that has been consolidated since 11 May 2000 following the acquisition of the remaining 50 % of AAP.

At 31 March 2001 restructuring provisions for redundancy costs were € 186 million and corresponded to approximately 2,900 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2001, voluntary termination benefits accrued for were approximately € 10 million.

The € 186 million restructuring provisions determined in accordance with US GAAP at 31 March 2001 can be analyzed, as follows:

Number of Employees
Power (on a 100 % basis)	2,000
T&D	750
Transport	30
Other	120

2,900

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2001 are expected to be approximately the following percentages, 70%, 30% for the years ending 31 March 2002 and 2003, respectively.

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2002. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2001	Current year expense, net	Charged to cost and expensed		Recognition (Removal) upon business combination	Currency translation adjustments and others (*)	At 31 March 2002
	(in € million)
– Employeetermination benefits – Other costs	118 –	40 75	(110 (76	) )	– –	15 1	63 –
Power	118	115	(186)		–	16	63
– Employee termination benefits – Other costs	38 9	107 –	(76 (4	) )	3 –	2 –	74 5
T&D (***)	47	107	(80)		3	2	79
– Employee termination benefits – Other costs	3 1	42 9	(41 (9	) )	– –	1 –	5 1
Transport	4	51	(50)		–	1	6
– Employee termination benefits	16	33	(28)		(10)	3	14
– Other costs	1	–	–		–	–	1
Others	17	33	(28)		(10)	3	15
US GAAP provisions	186	306	(344)		(7)	22	163	(**)

(*)	Other movement includes € 15 million related to reclassification of contract provision to restructuring

(**)	including € 16 million of termination benefits and other costs related to exit plans

(***)	including Power Conversion integrated in T&D since 1st April 2002

During the year ended 31 March 2002, restructuring provisions of approximately € 306 million, relating to approximately 3,800 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

Year ended 31 March 2002
(In € million)
Power	115
Rationalization of the production capacity following the creation of the ABB ALSTOM Power joint venture. The rationalization consisted primarily of the elimination of over capacity and duplication of activities among businesses contributed to the JV. Costs that did not qualify under EITF 94-3 to be accrued for in 2000 and 2001 were expensed when incurred during the year ended March 31, 2002, or accrued for if they met the EITF 94-3 criterion at that time. Accrued expenses that did not meet the provisions of EITF 95-3 were recorded as expenses when incurred. The restructuring charges expensed during fiscal year 2002 related to 79 plans.
T&D	107
Various downsizing plans in France, Germany and the UK to ensure continuing competitiveness.
Rationalization and downsizing of Alstom Power Conversion structure in Europe.
Transport	51
Downsizing resulting from the current market conditions that led to the reduction of production capacity included restructuring expenses that were incurred during fiscal year 2002 related to 35 sites, principally in France and the UK.
Marine	23
Restructuring expense incurred were mainly for voluntary termination benefits offered to and accepted by 201 employees in France.
Others	10

Restructuring expense	306

During the year ended 31 March 2002, cash expenditures were approximately € 341 million which included payments for approximately 4,600 employees.

At 31 March 2002 restructuring provisions for redundancy costs were € 163 million and corresponded to approximately 2,100 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2002, voluntary termination benefits accrued for were approximately € 50 million.

The € 163 million restructuring provisions determined in accordance with US GAAP at 31 March 2002 can be analyzed, as follows:

Number of employees
Power	850
T&D	1,050
Transport	70
Other	130

2,100

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2002 are expected to be approximately the following percentages, 80%, 20% for the years ending March 31, 2003 and 2004, respectively.

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2003. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2002		Current year expense, net	Charged to cost and expensed		Recognition (Removal) upon business combination	Currency translation adjustments and others (*)		At 31 March 2003
	(in € millions)
– Employee termination benefits – Other costs	63 –		56 42	(64 (44	) )	– –	(5 2)		50 –
Power	63		98	(108)		–	(3)		50
– Employee termination benefits – Other costs	74 5		73 18	(92 (21	) )	– –	(4 –)		51 2
T&D (***)	79		91	(113)		–	(4)		53
– Employee termination benefits – Other costs	5 1		30 40	(23 (36	) )	– –	(2 (3	) )	10 2
Transport	6		70	(59)		–	(5)		12
– Employee termination benefits – Other costs	14 1		14 10	(6 (11	) )	– –	1 –		23 –
Others	15		24	(17)		–	1		23
US GAAP provisions	163	(**)	283	(297)		–	(11)		138	(*)

(*)	including at 31 March 2003, € 40 million relating to discontinued operations as presented in Note 33 (B) (a)

(**)	including € 16 million of termination benefits and other costs related to exit plans

(***)	including Power Conversion integrated in T&D from 1st April 2002

During the year ended 31 March 2003, restructuring provisions of approximately € 283 million (net of changes in estimates on prior period plans of € 14 million), relating to approximately 3,900 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

Year ended 31 March 2003
(In € million)
Power	98

Downsizing of Steam business, principally in Belfort, France and in the UK where social plans have been announced.

Reorganisation of Hydro and Boiler businesses including shutdown of an activity in Canada and social plans in Nantes, France and Vasteras, Sweden.

T&D	91
Various downsizing plans to ensure continuing competitiveness, including downsizing of Medium Voltage Switchgear and Energy Automation & Information Solutions businesses, principally in France, Germany and the UK.
Transport	70
Reorganisation of Tranport Services business, principally in Canada and the UK.
Downsizing of Intercity business resulting in reduction of production capacity to adapt current market conditions, principally in France and the UK.
Marine Voluntary termination offers accepted by employees in Saint Nazaire, France and closing of Saint Malo site, France.	7
Others	17

Restructuring expense	283

During the year ended 31 March 2003, cash expenditures were approximately € 290 million which included payments for approximately 3,800 employees.

At 31 March 2003 restructuring provisions for redundancy costs were € 138 million and corresponded to approximately 2,200 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of SFAS 146 and EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2003, voluntary termination benefits accrued for were approximately € 70 million.

The € 138 million restructuring provisions determined in accordance with US GAAP at 31 March 2003 can be analyzed, as follows:

Number of employees
Power	950
T&D	800
Transport	150
Other	300

2,200

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2003 are expected to be approximately the following percentages, 80%, 20% for the years ending March 31, 2004 and 2005, respectively.

e)    Net investment in sales type leases

The Group sells through sales-type lease arrangements and consolidates under US GAAP certain special purpose leasing entities ( see Note 33 (A) (g) and (m)) resulting in the total amount of Net investment described below :

	At 31 March
	2001	2002	2003
	(in € million)
Future Minimum lease payments	3,392	2,431	2,035
Estimated residual values of leased property	570	483	416
Less Unearned Income	(1,545)	(1,234)	(1,014)
Net investment in sales type leases	2,417	1,680	1,437

Maturity of Future minimum lease payments is shown below (in € million):

	At 31 March 2003	1yr	2yr	3yr	4yr	5yr	5yr +
Future minimum lease payments	2,035	145	147	134	130	134	1,345

f)    Power additional disclosures

On 30 June 1999 the Group brought together its Energy sector with the power generation activities of ABB, in a joint company, AAP, in which the Group and ABB each owned 50% and which was under joint control of both shareholders. Net assets were contributed, at historical cost, on 1 July 1999 at which point trading and operations commenced.

On 11 May 2000 the Group acquired ABB’s 50% share in AAP.

The Group’s 50 % share in AAP’s results and cash flows for the period from 1 April 2000 to 10 May 2000 is as follows:

From 1 April 2000 to 10 May 2000
(in € million)
Income statement
Sales	551
Operating Income	13
Net income (loss)	(21)
Cash flow statement
Cash flow from operating activities	(116)
Cash flow from investing activities	3
Cash flow from financing activities	–

The purchase price allocation for the remaining 50% is as follows:

(in € million)
Cash	974
Other current assets	3,149
Contracts-in-progress	913
Fair value of fixed assets	867
Residual goodwill	746
Intangibles	621
Customers deposits and advances	(688)
Other current liabilities	(2,589)
Financial debt	(633)
Accrued liabilities	(2,107)

Purchase price	1,253

g)    Other acquisitions

Besides the acquisition referred to above, the Group completed in the year ended 31 March 2002 the acquisition of five individually not material companies (Bitronics Inc., Ansaldo Coemsa, Railcare, RMK TB Bangalore and Laboratoire Oxman Séraphin). In the year ended 31 March 2001 and for U.S. GAAP purposes the Group completed the acquisition of Fiat Ferroviara.

As a result of these additional acquisitions, € 207 million and € 131 million were added to the Group’s 31 March 2001 and 2002 year ended net revenues, respectively.

At 31 March 2002
(in € million)
Cash	5
Other current assets	42
Contracts-in-progress	20
Fair value of fixed assets, net	57
Residual goodwill	155
Customers’ deposits and advances	(16)
Other current liabilities	(34)
Financial debt	(19)
Accrued liabilities	(135)

Purchase price	75

h)    Financial debt

	At 31 March
	2001	2002	2003
	(in € million)
Redeemable preference shares	–	–	205
Subordinated notes	–	–	250
Bonds	1,200	1,200	1,200
Syndicated loans	200	1,550	2,627
Bilateral loans	633	283	358
Bank overdraft and other facilities (1)	2,765	2,595	1,710
Commercial paper	1,611	455	83
Capital leases (2)	809	876	877
Accrued interest	30	33	50

Total (3)	7,248	6,992	7,360

Future receivables securitized, net	1,578	1,735	1,292

Financial debt	8,826	8,727	8,652

Long-term portion	4,747	6,035	5,834
Short-term portion	4,079	2,692	2,818

(1)	Including the differences between French and U.S. GAAP accounting principles presented in Note 33 (A) (k) (m)

(2)	Including the differences between French and U.S. GAAP accounting principles presented in Note 33 (A) (g).

(3)	Including at 31 March 2003 € 64 million relating to discontinued operations as presented in Note 33 (B) (a).

i)    FIN 45

Starting 1 January 2003, the Group has adopted SFAS 45, Guarantor’s Accounting and Disclosure Requirements for guarantees, Including Indirect Guarantee of Indebtedness of Others. As mentioned in Note 27, the Group provides guarantees related to contracts to banks or surety companies which fall under the scope of FIN 45. For the last quarter of the Group’s fiscal year, the impact of the fair value of these guarantees is not significant.

Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The statement updates, clarifies and simplifies existing accounting pronouncements. SFAS 145, among other things, rescinds SFAS 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group will adopt this statement on 1 April 2003. The Group does not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Group applies APB 25 that uses an intrinsic value based approach to measure compensation expense, and has adopted the disclosure provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after 31 January 2003. Public entities with a variable interest in a variable interest entity created before 1 February 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after 15 June 2003. FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003. The Group is currently assessing what the impact of FIN 46 will be on its financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In particular, SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN 45, and (4) amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. In addition, most provisions of SFAS 149 are to be applied prospectively.

The Group has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer’s accounting for three types of freestanding financial instruments:

(1)	Mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuing company to redeem in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur;

(2)	Instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts;

(3)	Obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after 31 May 2003, and otherwise is effective for the fiscal years ending after 15 June 2003.

The Group has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

Note 34–Events subsequent to the approval of the consolidated financial statements by the shareholders in annual general meeting on 2 July 2003

(a)	Financing package

This note updates Note 1–b, Note 22–a, Note 22–b and Note 29–e that set out the Group’s financial debt and liquidity positions at the date of approval of the consolidated financial statements on 2 July 2003.

Subsequent to this date, as announced at the shareholder’s meeting, the Group engaged in negotiations with its banks on a capital increase and the refinancing of the Group. The Group reached an agreement with its banks and the French State, announced on 6 August 2003. This was subsequently modified in order to satisfy certain requirements of the European Commission. The modified agreement (“the Financing Package”) was announced on 22 September 2003.

The principal features of the Financing Package are set out below.

The French State and a syndicate of banks will make funds available to the Group as follows:

In € million
Equity and bonds reimbursable in shares	1,200
Share capital increase with preferential rights	300
Issue of bonds mandatorily reimbursable in shares (“ORA”) with a five year maturity*	900
Long–term debt instruments	500
Subordinated bonds to be provided by the French State with a 20 year maturity**	300
Subordinated bonds to be provided by the French State with a 15 year maturity	200
Medium–term loans	1,500
Subordinated loan to be provided by the French State with a five year maturity	300
Subordinated loans to be provided a syndicate of banks with a five year maturity	1,200
TOTAL	3,200

* ORA may be increased to up to €1,000 million, with the banks subordinated loans correlatively reduced to €1,100 million

** Converted into shares immediately subject to European Commission review and approval

The Financing Package also provides for short–term facilities being made available in an amount of €1,500 million, of which the share of the French State is €1,200 million, until the long term part of the Financing Package is fully implemented.

In addition a syndicate of banks is providing a contract bonding and guarantee facility of €3,500 million, counter–guaranteed in part (65%) by the French State, to allow the Group to cover its normal business activity.

Under the Financing package the new maturity profile of the Group’s liquidity will be as follows:

		Principal amounts received /(due) in
	Outstanding 31 March 2003*	Q1 Fiscal year 2004	Q2 Fiscal year 2004		Q3 Fiscal year 2004	Q4 Fiscal year 2004	Total Fiscal year 2004	Fiscal year 2005	Fiscal year 2006	Fiscal year 2007	After fiscal year 2007
Redeemable preference shares	205	—	—		—		—	—	(205)	—	—
Subordinated notes	250	—	—		—		—	—	—	(250)	—
New subordinated loan	—	—	—		650	850	1,500	—	—	—	(1,500)
New subordinated long term bond	—	—	—		200		200	—	—	—	(200)
New subordinated bonds reimbursable with shares	—	—	—		300		300	—	—	—	(300)
Bonds	1,200	—	—		—	(550)	(550)	—	—	(650)
Syndicated loans(1)	3,227	—	(254)		(1,850)	(400)	(2,504)	—	—	(723)
Bilateral loans	358	—	—		—	(75)	(75)	—	(50)	(33)	(200)
Commercial paper	83	(83)	1,320	(2)	(800)	(100)	337	(420)	—	—	—
Banks overdrafts /other facilities/accrued interests	316	(288)	—		—	—	(288)	(3)	(3)	(3)	(19)

Total	5,639	(371)	1,066		(1,500)	(275)	(1,080)	(423)	(258)	(1,659)	(2,219)
Capital increase	—	—	—		300	—	300	—	—	—	—
Bonds reimbursable with Shares	—	—	—		900	—	900	—	—	—	—

Liquidity and other funding sources	5,639	(371)	1,066		(300)	(275)	120	(423)	(258)	(1,659)	(2,219)

(1)	Including the €600 million bridge facility not drawn at 31 March 2003.
(2)	Maximum availability under commitments provided by a syndicate of banks (€120 million) and the Caisse des Dépôts et Consignations (€1,200 million).
*	Excluding securitisation of future receivables.

The Group is confident in its ability to successfully implement the Financing Package:

•	New covenants have been negotiated. The continued availability of debt financing will be dependent on banking covenants being respected or waivers being granted. This will in part be dependent on the Group’s ability to generate operating profit and cash flow.

•	The short term financing and the bonding facilities have been put in place and are fully available to the Group. The subordinated loan facility of €(1.2) billion to be provided by the banks has been signed and commitment letters relating to the ORA have been received from all banks involved.

•	Shareholders will be asked to approve the Financing Package at a general meeting called for 18 November 2003 on second call. A quorum of 25 % of shareholders entitled to vote is required for this general meeting to be held. The Group has always been able to reach such a quorum in the past, on second call.

The European Commission has announced it will not object to the implementation of the Financing Package. It has at the same time and as is usual in such circumstances announced that it has opened a formal investigation to determine whether the Financing Package and certain other transactions with entities controlled by the French State are compatible with laws of the European common market.

The Group will have to return to the market for bonding in the fourth quarter of calendar year 2004, when its balance sheet structure will reflect the benefit of the implementation of the financing package thereby facilitating access to the bonding market.

(b)	Other events

US Boiler Contract

Following the bankruptcy of two key subcontractors on one of the Group’s fixed price contracts, the Group has replaced these subcontractors with a related service organisation and has revised its estimate of the cost to complete the contract. Due to these developments, the Group has determined to record additional contract losses of approximately €60 million in the year ended 31 March 2004.

ALSTOM Transportation Inc

See Note 1 (c) “Comparability of the consolidated financial statements included in the 20-F with the consolidated financial statements approved by the shareholders and published in France”.

Completion of the sale of the medium gas turbines and industrial steam turbines businesses to Siemens

On 1 August 2003, the Group announced the conclusion of an agreement with Siemens for the disposal of its medium gas turbines and industrial steam turbines businesses. Total proceeds, including the disposal of the small gas turbines businesses (see Note 31 (a)) are approximately €950 million, of which €125 million is held in escrow by Siemens.

Claim from Royal Caribbean Cruises Limited

On 7 August 2003, RCCL and various RCCL group companies filed a lawsuit in Florida, USA against Rolls Royce and various Rolls Royce group companies and against various ALSTOM group companies claiming damages for a global amount of approximately €248 million (US$290 million) for alleged misrepresentations in the selling of pods, and negligence in the design and manufacture of pods. The Group will strongly contest this claim.

SEC investigation

The SEC is conducting a formal investigation , and the Group is conducting its own internal review, into certain matters relating to ALSTOM Transportation Inc. (“ATI”), one of the Group’s subsidiaries. These actions followed receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at ATI’s New York facility. Following receipt of these letters, the United States Federal Bureau of Investigation (the “FBI”) also began an informal inquiry. The Group has fully cooperated with the SEC and the FBI in this matter and intends to continue to do so.

On 11 August 2003, the Group announced that it had been advised that the SEC has issued a formal order of investigation in connection with its review relating to ALSTOM Transportation Inc. The Group is continuing to co-operate fully with the SEC.

COB Investigation

Senior officials of the Group have been interviewed by inspectors of the French Commission des opérations de bourse (the COB) in connection with the COB’s investigation regarding public disclosures by the Group and trading of the Group’s shares since 31 December 2001.

Disposal of Transmission and Distribution Sector

On 25 September 2003, the Group concluded an agreement to sell its Transmission and Distribution Sector to Areva with closing expected in early January 2004. Proceeds are €950 million, subject to closing price adjustments. The Power Conversion business is not included in the agreement.