Form 20-F
period 2004-03-31
ALSTOM
filed 2004-06-17
CIK 1062066

As filed with the Securities and Exchange Commission on 17 June 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended 31 March 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14836

ALSTOM

(Exact name of Registrant as specified in its charter)

THE FRENCH REPUBLIC

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

Common Shares, nominal value €1.25 per share: 1,056,657,572

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

The Consolidated Financial Statements for the fiscal years ended 31 March 2004, 2003 and 2002 and the notes thereto included elsewhere in this Annual Report on Form 20-F are referred to herein as the “Consolidated Financial Statements”. ALSTOM has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from accounting principles generally accepted in the US (“US GAAP”). Differences between accounting principles adopted by ALSTOM and US GAAP as they apply to the Group are summarised in Note 33 to the Consolidated Financial Statements.

The Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 and 31 March 2003 included in this Annual Report on Form 20-F for the year ended 31 March 2004 differ from our Consolidated Financial Statements published in France and adopted at our General Shareholders’ Meeting on 2 July 2003 for the year ended 31 March 2003 and as approved by our Board of Directors on 25 May 2004 for the year ended 31 March 2004. These differences relate to the accounting in fiscal year 2003 for the effects of US$94 million (€94 million in the year ended 31 March 2003 and €80 million in the year ended 31 March 2004) of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. See “Item 5. Operating and Financial Review and Prospects—Introductory Note Regarding the Consolidated Financial Statements”. Under French rules, because these increased costs were identified and recognised following the approval of the Consolidated Financial Statements, they were recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for our Annual Report on Form 20-F for the year ended 31 March 2003, we were required to modify our Consolidated Financial Statements for the year ended 31 March 2003 to reflect these increased costs. The adjustments to our French GAAP published accounts for the year ended 31 March 2003 were an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, the net loss for the year ended 31 March 2003 included in this Form 20-F increased by €56 million compared to the Consolidated Financial Statements published in France and adopted at the General Shareholders’ Meeting on 2 July 2003. Our Consolidated Financial Statements for the year ended 31 March 2004 as approved by our Board of Directors on 25 May 2004 and to be presented for adoption to the General Shareholders’ Meeting to be held in early summer 2004 include these changes in estimates of costs to complete. Consequently, the Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 included in this Annual Report on Form 20-F have been modified. See Note 1(c) to the Consolidated Financial Statements.

All references herein to “France” are to the French Republic. All references to the “United Kingdom” or the “UK” are to the United Kingdom of Great Britain and Northern Ireland. All references to “Euros”, “Euro” or “€” are to the common currency adopted by the twelve member states of the European Monetary Union (“EMU”). All references to the “United States” or the “US” are to the United States of America and all references to “dollars”, “$” or “US $” are to the lawful currency of the United States.

Various amounts and percentages set forth herein have been rounded and, accordingly, may not total.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains, and other written or oral reports and communications of ALSTOM may from time to time contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such statements appear, without limitation, in the information referred to herein entitled “Item 4. Information about ALSTOM” and in “Item 5. Operating and Financial Review and Prospects”. Examples of such forward-looking statements include, but are not limited to (i) projections or expectations of sales, income, operating margins, dividends, provisions, cash flow, debt or other financial items or ratios; (ii) statements of plans, objectives or goals of the Group or its management; (iii) statements of future product or economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans” and “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be achieved. Such statements are based on our current plans and expectations and are subject to a number of important factors that could cause actual results to differ materially from the plans, objectives and expectations expressed in such forward-looking statements. These factors include the factors listed below as well as those described under “Item 3. Key Information—Risk Factors”:

•	the inherent difficulty of forecasting future market conditions, level of infrastructure spending, GDP growth generally, interest rates and exchange rates;

•	the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices;

•	the effects of currency exchange rate movements on the pricing and competitiveness of our products, and on the cost of raw materials;

•	the effects of competition in the product markets and geographic areas in which we operate;

•	our ability to increase market share, control costs and enhance cash generation while maintaining high quality products and services;

•	the timely development of new products and services;

•	the ability to obtain shareholder approval for and implement our new financing package;

•	the ability to renegotiate and then meet, as necessary, the financial and other covenants contained in our financing agreements;

•	the ability to renegotiate our Bonding Facility in order to obtain bid, performance and other bonds in amounts that are sufficient to meet the needs of our businesses;

•	the timing of and ability to meet the cash generation and other initiatives of the action plan and the financing plans, including the ability to dispose of certain real estate and other assets on favourable terms or in a timely fashion;

•	the results of investigations by the United States Securities and Exchange Commission (“SEC”) and the Autorité des Marchés Financiers (“AMF”);

•	the outcome of the putative class action lawsuits filed against us and certain of our current and former officers;

•	the results of the European Commission’s review of the French State’s involvement in our financing plans and other aspects of our businesses;

•	the availability of external sources of financing on commercially reasonable terms;

•	the inherent technical complexity of many of our products and technologies and our ability to resolve effectively, on time, and at reasonable cost technical problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems encountered with the GT24/GT26 gas turbines and the UK trains;

•	risks inherent in large contracts and/or significant fixed price contracts that comprise a substantial portion of our business;

•	the inherent difficulty in estimating future charter or sale prices of any cruise ship in any appraisal of our exposure in respect of Renaissance Cruises and ships that have been seized from Festival;

•	the inherent difficulty in estimating our vendor financing risks and other credit risks, which may notably be affected by customers’ payment default;

•	our ability to invest successfully in, and compete at the leading edge of, technology developments across all of our sectors;

•	the availability of adequate cash flow from operations or other sources of liquidity to achieve management’s objectives or goals, including our goal of reducing indebtedness;

•	whether certain of our markets, particularly the Power Sectors, recover from their currently depressed state;

•	the possible impact on customer confidence of our financial difficulties, and if so, our ability to re-establish this confidence;

•	the effects of acquisitions and disposals generally;

•	the unusual level of uncertainty at this time regarding the world economy in general; and

•	our success in adjusting to and managing the foregoing risks.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following tables set forth selected consolidated financial data for ALSTOM for the periods and dates indicated and are qualified by reference to, and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto contained herein.

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

The Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 and 31 March 2003 included in this Annual Report on Form 20-F for the year ended 31 March 2004 differ from our Consolidated Financial Statements published in France and adopted at our General Shareholders’ Meeting on 2 July 2003 for the year ended 31 March 2003 and as approved by our Board of Directors on 25 May 2004 for the year ended 31 March 2004. These differences relate to the accounting in fiscal year 2003 for the effects of US$94 million (€94 million in the year ended 31 March 2003 and €80 million in the year ended 31 March 2004) of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. See “Item 5. Operating and Financial Review and Prospects—Introductory Note Regarding the Consolidated Financial Statements”. Under French rules, because these increased costs were identified and recognised following the approval of the Consolidated Financial Statements, they were recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for our Annual Report on Form 20-F for the year ended 31 March 2003, we were required to modify our Consolidated Financial Statements for the year ended 31 March 2003 to reflect these increased costs. The adjustments to our French GAAP published accounts for the year ended 31 March 2003 were an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, the net loss for the year ended 31 March 2003 included in this Form 20-F increased by €56 million compared to the Consolidated Financial Statements published in France and adopted at the General Shareholders’ Meeting on 2 July 2003. Our Consolidated Financial Statements for the year ended 31 March 2004 as approved by our Board of Directors on 25 May 2004 and to be presented for adoption to at the General Shareholders’ Meeting to be held in early summer 2004 include these changes in estimates of costs to complete. Consequently, the Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 included in this Annual Report on Form 20-F have been modified. See Note 1(c) to the Consolidated Financial Statements.

ALSTOM has prepared the Consolidated Financial Statements assuming that it will continue as a going concern, on the assumption that it will be able to:

•	secure contract bonding and guarantee facilities to meet its normal business activity;

•	successfully negotiate new covenants with its lenders;

•	obtain all necessary approvals from the European Commission; and

•	generate operating income and cash flow sufficient to respect covenants or waivers being granted, thus ensuring continued availability of debt financing.

However, ALSTOM’s independent auditors, Ernst & Young and Deloitte Touche Tohmatsu, included an emphasis of matter paragraph in their auditors’ report which states certain conditions exist which raise substantial doubt about ALSTOM’s ability to continue as a going concern in relation to the above. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Independent Auditors’ Report” at page F-2 of the Consolidated Financial Statements.

	Year ended 31 March
	2000	2001	2002	2003	2004
	(in € million except margin and per share data)
Income Statement Data
Amounts in accordance with French GAAP
Sales	16,229	24,550	23,453	21,351	16,688
Operating expenses(2)	(15,500)	(23,399)	(22,512)	(21,952)	(16,308)
Operating income (loss)(2)	729	1,151	941	(601)	380
Restructuring costs(1)	(442)	(81)	(227)	(268)	(655)
Financial income (expense)	(62)	(207)	(294)	(270)	(460)
Income tax(2)	(119)	(174)	(10)	301	(283)
Share in net income (loss) of equity investments	(13)	(4)	1	3	—
Minority interests	(15)	(37)	(23)	(15)	2
Net income (loss)(3)	349	204	(139)	(1,488)	(1,788)
Earnings (loss) per share (basic and diluted)(2)	1.63	0.95	(0.6)	(5.6)	(4.0)
Margin (operating income (loss) as a percentage of sales)(2)	4.5%	4.7%	4.0%	(2.8)%	2.2%

Amounts in accordance with US GAAP
Sales	10,707	18,158	18,428	17,029	14,358
Operating income (loss)(3)	553	(1,228)	(424)	(1,367)	(635)
Net income (loss) from continuing operations(3)	363	(1,353)	(515)	(1,278)	(2,771)
Net income (loss) from discontinued operations(3)(4)	63	78	182	137	4
Net income (loss)	426	(1,275)	(296)	(1,141)	(2,767)
Earnings (loss) per share from continuing operations (basic and diluted)(3)	1.70	(6.30)	(2.39)	(4.82)	(6.14)
Earnings (loss) per share from discontinued operations (basic and diluted)(3)	0.29	0.36	0.85	0.52	0.01
Earnings (loss) per share (basic and diluted)	1.99	(5.94)	(1.37)	(4.30)	(6.13)

(1)	Restructuring costs are classified as an operating expense under US GAAP and a portion of such amounts would not be recognised in the same accounting periods as under French GAAP. See Note 33(A)(c) to the Consolidated Financial Statements.
(2)	31 March 2003 and 31 March 2004 adjusted figures for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.
(3)	The net gain on the disposal of discontinued operations for the year ended 31 March 2002 previously presented in “capital gain (loss) on disposal of investments” has been reclassified in “capital gain (loss) from discontinued operations” without impact on reported net income (loss) for the year ended 31 March 2002.
(4)	Including €145 million and €(22) million of Capital gain (loss) relating to discontinued operations in the year ended 31 March 2002 and 31 March 2004.

	At 31 March
	2000	2001	2002	2003	2004
	(in €million except per share data)
Balance Sheet Data:
Amounts in accordance with French GAAP
Short-term investments, cash and cash equivalents	2,421	3,020	2,236	1,770	1,466
Trade and other accounts receivable, net(5)	6,505	9,845	8,034	7,095	5,484
Inventories and work in progress, net	3,327	6,050	5,593	4,608	2,887
Goodwill, net	3,810	5,311	4,612	4,440	3,424
Other acquired intangible assets, net	—	1,187	1,170	1,168	956
Property, plant and equipment, net	2,163	2,788	2,788	2,331	1,569
Total assets(5)(1)	20,678	31,666	28,204	24,817	18,724
Financial debt(1)(6)	4,727	6,231	6,035	6,331	4,372
Provisions for risks and charges(2)(5)	3,254	4,591	3,849	3,738	3,489
Customers’ deposits and advances	2,371	6,205	4,221	3,541	2,714
Trade payables	3,646	6,540	5,564	4,629	3,130
Shareholders’ equity(5)	1,986	2,090	1,752	707	29

Amounts in accordance with US GAAP
Shareholders’ equity (deficit)	1,844	420	(159)	(1,249)	(3,203)
Total assets	22,285	31,606	28,083	25,735	18,198
Financial debt(1)(6)	6,827	8,826	8,727	8,588	6,844

Other Financial Data:
Orders received(3)	17,259	25,727	22,686	19,123	16,500
Order backlog(4)	23,701	39,429	35,815	30,330	25,368
Dividends paid	111	118	118	—	—
Cash dividends per share	0.52	0.55	0.55	—	—

(1)	In addition to the financial debt carried on its balance sheet under French GAAP, the Group has interests in special purpose entities financing products sold and finances certain of its assets through capital lease or long term rental arrangements. Under US GAAP, such special purpose entities are consolidated and capital lease and long term rental arrangements are capitalised. In addition, under US GAAP, the put and call agreement relating to the acquisition of 49% minority interests in Alstom Ferroviaria Spa is treated as an acquisition from the origin and increases consequently the financial debt at 31 March 2001 and 2002. For US GAAP purposes, at 31 March 2000, 2001, 2002, 2003 and 2004, respectively, these differences increase, amongst other items, financial debt by €2,100 million, €2,595 million, €2,692 million, €2,257 million and €2,472 million. See Note 22 and Note 33(D)(g) to the Consolidated Financial Statements.
(2)	Figures at 31 March 2000 have been restated to take into account the change in presentation of accrued contract costs and accrued employee benefits other than pensions made in fiscal year 2001. For the fiscal years ended 31 March 2001, 31 March 2002 and 31 March 2003 accrued contract costs and accrued employee benefits other than pensions have been shown as part of accrued contract costs and other payables and expenses rather than in provisions for risks and charges.
(3)	Orders received equals the value, based on contract price, of all orders received during a fiscal year, excluding the effect of options or other adjustments on such contracts. Generally, an order is included in “Orders received” upon receipt of both a signed contract and the agreed down payment.
(4)	Order backlog is the aggregate of all orders received but not yet recognised as sales as of the end of a fiscal year.
(5)	31 March 2003 adjusted figure for the purposes of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.
(6)	At 31 March 2003, does not include €64 million relating to discontinued operations. See Note 33(B)(a) to the Consolidated Financial Statements.

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

Unless otherwise indicated, dollar amounts have been translated from Euro at the rate of €1.00 = $1.23, the noon buying rate in New York City for cable transfers in Euro as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on 31 March 2004.

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

The following table sets forth, for the calendar periods indicated, certain information concerning the exchange rates based on the Noon Buying Rate expressed as US dollar per Euro. Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by us in the preparation of our Consolidated Financial Statements:

	Period end	Average(1)	High	Low
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.1309	1.26	1.04
December 2003	1.2631	1.2287	1.2597	1.1956
2004 (through June 16)	1.2006	1.2231	1.2853	1.1801
January	1.2452	1.2638	1.2802	1.2389
February	1.2441	1.2640	1.2853	1.2426
March	1.2292	1.2261	1.2431	1.2141
April	1.1975	1.1989	1.2358	1.1802
May	1.2217	1.2000	1.2274	1.1801
June (through June 16)	1.2006	1.2163	1.2320	1.2006

(1)	Yearly averages are expressed as the average of the Noon Buying Rates on the last business day of each month during the relevant period. Monthly averages are expressed as the average of the Noon Buying Rates of each business day of the month.
(2)	A conversion rate of Euros per US dollar has been provided for the fiscal year 1998, prior to the introduction of the Euro on 1 January 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-Euro conversion rate established on 1 July 1999.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The level of our orders received was affected during the first half of fiscal year 2004 by difficult market conditions and uncertainties regarding our financial condition. If the recovery on some of our markets and the return of customer confidence, which we noted in the second half of fiscal year 2004, are not confirmed in the longer term, this could have an adverse impact on our results, and our orders might not return to prior levels.

Orders received during the first half of fiscal year 2004 decreased on a comparable basis by 23% and 7% compared with the first and second halves of fiscal year 2003 respectively (29% and 13% respectively on an actual basis). Over fiscal year 2004, orders received remained globally stable compared with fiscal year 2003 on a comparable basis (+1% on a comparable basis and –14% on an actual basis) thanks to the increase in orders received since the announcement of our financing plan in September 2003.

Our orders and sales depend on the level of infrastructure spending, which has historically been significantly impacted by the rate of growth in gross domestic product. Poor economic and political conditions or downturns in broad economic trends in our markets therefore have a negative effect on our orders, sales, results and financial condition. The level of infrastructure spending is also significantly affected by customers’ expectations about a variety of other factors, such as their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalisation of infrastructure services. Although short-term changes in gross domestic product may affect our orders received, in the past such changes have had less of an impact on our sales due to the length of our product delivery cycles and the size of our order backlog.

In addition to difficult market conditions, the uncertainty resulting from our financial condition may have led to some customers delaying or not placing orders with us. Improvement in our results of operations, cash flow and financial condition in general depends on our ability to restore our level of orders, but we may not be successful in doing so. Even if our orders recover relatively quickly, our sales and income in subsequent years may be lower than has been the case in recent periods. If we do not have a sustained recovery in our orders, we may have to undertake additional restructuring and bear additional costs in order to achieve acceptable operating margins, which may have a material adverse effect on our results of operations, financial condition and prospects.

The European Commission may find that elements of our financing plan implemented in 2003, other transactions that we have entered into and our financing package announced in May 2004, constitute State aid that is not compatible with European Community law. Any requirements by the Commission notably to terminate or modify certain elements of our financing plans could affect our operations and results. The 2003 and 2004 financings are key elements in our plan to reduce our high level of indebtedness, address our bonding requirements and sustain our commercial activity.

The European Commission (the “Commission”) opened a formal investigation in September 2003 to determine whether the State elements of our financing plan, the sale of our former Transmission & Distribution (“T&D”) Sector to Areva, a French State-owned company, and certain other transactions entered into with entities controlled by the French State contain elements of State aid and if so, whether the aid is compatible with the common market. Under European Community law, a Member State may not provide aid to a company unless the Commission finds that the aid is compatible with the common market.

Our financing plan was originally announced on 6 August 2003, and was renegotiated in September 2003 to address certain concerns raised by the Commission. Notably, the Commission had authorised the issuance of an injunction to suspend the granting of the elements of this financing package supported by the French State, unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in the French State’s participation in our equity capital prior to the Commission’s final decision. Following the renegotiation of the plan, the Commission announced on 22 September 2003 that it would not issue the injunction. The European Commission’s investigation of the new financing package is currently ongoing.

The main items of the Commission’s investigation related to our financing plan implemented in 2003 are the following:

•	the French State’s subscription to €300 million of subordinated bonds reimbursable with shares in the Company,

•	the reimbursement of those bonds with shares in the Company (which is explicitly conditioned on European Commission approval),

•	the French State’s subscription to €200 million of additional subordinated bonds,

•	the French State’s guarantee of €300 million of subordinated loans, granted by the Caisse Française de Développement Industriel (“CFDI”),

•	the purchase of €300 million of commercial paper by the Caisse des Dépôts et Consignations (“CDC”), and an additional purchase of €900 million of commercial paper by the CDC,

•	the French State’s counter-guarantee of 65% of our €3,500 million bonding facility,

•	the terms of the sale of our T&D Sector to Areva, a French State-owned company, and

•	orders such as a LNG tanker by a French State-owned company, a ferry by another French State-owned company and certain gas power plants.

All of the transactions referred to above have been completed.

On 27 May 2004, we signed an agreement with the French State and our main banks on a new financing package, in order to secure new access to bonding, to strengthen our balance sheet and to stabilise our shareholder base. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”. The Commission’s approval is a condition to the implementation of this package and our current understanding is that the Commission will render its decision by early summer 2004, which may be conditional upon certain commitments we will make, including the sale of businesses representing approximately €1.5 billion in sales. Any negative decision of the Commission or any delay in the approval or implementation of our financing package could result in events of default under our financial agreements and could significantly affect our business and financial condition, in particular our ability to obtain bonding to sustain our commercial activity.

If all or any part of our financing plan implemented in 2003, the other transactions referred to above or our new financing plan are found to constitute State aid that is incompatible with the common market, the Commission could require the French State to recover some or all of the financing granted under this plan or to comply with specific conditions. Further, it could prohibit us from delivering shares to the French State in reimbursement of the subordinated bonds reimbursable with shares (“TSDD RA”) issued to the French State in December 2003. The Commission could also subject the approval of the aid to certain conditions, for example our selling additional businesses or undertaking further restructuring, which would increase our costs, or, in the extreme and highly improbable case, even terminate the relevant transactions.

We have a high level of indebtedness and the 2003 and 2004 financings are key elements in our plan to reduce this indebtedness. A negative decision by the Commission could severely hamper this effort and have a material adverse effect on our financial position and prospects.

A negative decision by the Commission could also trigger clauses in our financing agreements that would restrict our ability to obtain bonds under our bonding facility of €3,500 million (counter-guaranteed by the French State at the level of 65%), or to draw under our credit facilities, or would require us to repay amounts outstanding under our financing agreements. This would require us to renegotiate the agreements referred to above in order to meet our financial obligations, which we might be unable to do on commercially reasonable terms or at all. In addition, a negative decision by the European Commission could significantly affect our business and financial condition, in particular our share price as well as the confidence of our customers and our lenders.

Prior to the Commission’s decision, a third party has the right to challenge and seek suspension or reimbursement of any aid put into effect prior to the Commission’s final decision before any competent court on the grounds that it constitutes “unlawful State aid”. We are not aware of any such challenges at this time.

A decision by the European Commission may be appealed. In particular, the French State could appeal a decision before the Court of Justice of the European Communities, and we could challenge a decision before the Court of First Instance of the European Communities. A third party, if it has locus standi, could also appeal a favourable decision by the Commission.

Difficulties in securing sufficient sources of bonds may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers.

It is customary in our businesses to post bonds issued by banks (in particular: bid bonds, advance payment bonds, performance bonds, warranty bonds) and by insurance companies (surety bonds). In posting such bonds, we are required to seek out third parties (banks and insurance companies), to issue bonds as a condition to bidding, entering into commercial contracts with our clients or receiving advances and progress payments from them. The amount of such bonds is often significant, averaging in total approximately 25% of the price of the contracts signed.

Bond providers have reduced or stopped further bond issuances in order to maintain their credit ratings. Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in reduced available capacity and higher pricing for these instruments.

In fiscal year 2003, we faced a significant decrease of the bonding capacity of the market generally. Moreover, we have had difficulty obtaining bonds, in particular in the first half of fiscal year 2004, as financial institutions have been reluctant to increase their financial exposure to our Group in light of our financial situation. As part of our September 2003 financing package, on 29 August 2003 we signed a €3,500 million bonding facility (which was amended on 1 October 2003 and on 18 February 2004), counter-guaranteed by the French State at the level of 65%, (the “Bonding Facility”), which has again enabled us to obtain bonds.

We had initially estimated that the Bonding Facility would cover our bonding needs through the third quarter of fiscal year 2005. Given the level of our order in-take in the third and fourth quarters of fiscal year 2004, the full amount available under this facility is likely to be used earlier than expected (in summer 2004). Under our financing package announced in May 2004, we aim to syndicate a new bonding programme, which we currently estimate will cover our needs for the next two years. Our core banks are committed to provide approximately three quarters of our bonding requirements and the remainder will be proposed to other financial institutions. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

Given our credit profile and the bonding capacity of the market, which remains very limited, we can give no assurance that we will be successful in the negotiations of the remainder of our bonding requirements with other financial institutions and that we will be able to raise sufficient bonding capacity allowing us to cover our bonding needs adequately in the long term. Our inability to secure new sources of bonding could seriously jeopardize our ability to win new contracts, sustain our commercial operations and have a material adverse impact on our results of operations and financial condition. For more information, see also “—The European

Commission may find that elements of our financing plan implemented in 2003, other transactions that we have entered into and our financing package announced in May 2004, constitute State aid that is not compatible with European Community law. Any requirements by the Commission notably to terminate or modify certain elements of our financing plans could affect our operations and results. The 2003 and 2004 financings are key elements in our plan to reduce our high level of indebtedness, address our bonding requirements and sustain our commercial activity”.

Our lines of credit and certain of our other financing agreements contain financial covenants, currently suspended until 30 September 2004, that we may be unable to renegotiate or to meet in the future.

Our ability to maintain and obtain financing depends largely upon our financial performance.

Our Bonding Facility referred to in the risk factor above, our subordinated debt facility of €1,563 million signed on 30 September 2003 (the “Subordinated Debt Facility”), the syndicated credit facility renegotiated on 19 December 2003, currently in the amount of €721.5 million (the “Syndicated Credit Facility”) and certain of our other financing agreements contain covenants requiring us to maintain compliance with pre-established financial ratios (“covenants”).

These covenants are described in Note 22 to the Consolidated Financial Statements as of 31 March 2004. They took effect from 31 December 2003 in relation to Total Debt, and from 31 March 2004 in relation to Consolidated Net Worth and minimum EBITDA. The covenants in relation to interest cover and total Net Debt leverage will apply from 31 March 2005.

Most of our financing agreements and our outstanding securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings under one agreement may result in all or a significant part of our other debt becoming immediately repayable. Such an event may also prevent us from drawing upon our credit lines. If the debt under our financial agreements were to be accelerated, we might not have the funds required to immediately repay this debt.

Based on our forecasts of fiscal year 2004 results, we have requested and obtained from our lenders the suspension of the financial covenants “Consolidated Net Worth” and “minimum EBITDA” until 30 September 2004 and we have committed to them to renegotiate before that date a new covenants package. We are currently in discussions with our main banks within the framework of our financing package announced in May 2004. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “—2003 Financing Package”. We cannot assure the outcome of these negotiations or that a default with respect to these covenants will be avoided.

Our ability to meet our financial covenants depends on our ability to restore our levels of activity and margins, reduce our indebtedness and maintain sufficient net worth, each of which could be adversely affected by events beyond our control. In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable. Although we would attempt to negotiate with our lenders to seek a waiver of such default or an amendment to the relevant agreement, such negotiations might not be successful.

We have announced a financing package in May 2004, in order to secure new access to additional bonding, to strengthen our balance sheet and to stabilise our shareholder base. This package is subject to approval by the European Commission and our shareholders that we are seeking to obtain.

We signed an agreement with the French State and our main banks in May 2004, in order to implement a new financing package. These measures consist of the following principal features:

•	An increase in our bonding facility programme from €3.5 billion to up to €8 billion, which would benefit from a €2 billion guarantee package, with €700 million security provided by ALSTOM, €1,250 million given by a French State-guaranteed institution and the remaining €50 million from a group of banks,

•	A capital increase for a total amount, issue premium included, of €2.2 billion, consisting of:

•	a capital increase by a share issue for a maximum amount of €1.2 billion, including issue premium, with shareholders’ preferential subscription rights, in which the French State would participate by exercising all of its preferential subscription rights resulting from the reimbursement in shares of its TSDD RAs, up to a limit of 18.5% of €1 billion (on the basis of the share capital as of 31 March 2004);

•	the conversion into equity of between €500 million and €1,200 million of existing debt, through the conversion of up to €500 million of subordinated bonds by the French State (provided that the French State’s total equity participation or voting rights in the Company does not exceed 31.5%) and the conversion into equity, to be proposed to our lenders other than the French State, of an aggregate maximum amount of existing debt of €700 million.

This financing package is subject to European Commission approval, which we hope to obtain in early summer 2004. Resolutions regarding the capital increases will be submitted for approval at ALSTOM’s Ordinary and Extraordinary General Meeting convened on 9 July 2004 (second call). The timing, terms and final amount of the capital increases will be decided by our Board of Directors and will depend on market conditions and the willingness of our creditors to convert their debt.

Our ability to successfully implement these measures will depend upon a number of factors, including the approval by our shareholders, the granting by our creditors of the waivers and amendments that will be required to permit the debt to equity exchange, the willingness of our creditors to tender their debt instruments for shares and the approval by the European Commission of the new measures. This approval will also be conditional upon certain commitments we will make, including the sale of businesses representing approximately 10% of our current sales. As a result of these financial measures, we expect to issue a large number of new shares, a part of which would not be subject to preferential subscription rights in favour of existing shareholders. Upon the issuance of new shares, current shareholders who do not exercise their preferential subscription rights will experience substantial dilution.

Any refusal of the European Commission or our shareholders to approve these measures or any delays in their approval or implementation could significantly affect our business and financial condition, in particular our ability to obtain bonding to sustain our commercial activity.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

We have obligations to our employees and former employees relating to retirement and other post-retirement indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labour agreements, specific conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cashflows, and there is no legal requirement to maintain assets to fund these liabilities.

In the United States, the United Kingdom and elsewhere, liabilities arise pursuant to labour agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets in off balance sheet trusts to fund their liabilities. As a result of stock market declines in fiscal year 2003, the market value of the assets in our pension plans declined. The stock market revival in fiscal year 2004 led to an increase in the market value of the assets held in our funded pension plans, which remains, however, significantly below the related projected benefit obligations.

With respect to retirement, termination and post-retirement benefits, we had projected benefit obligations of €3,633 million and plan assets of €2,263 million. As of 31 March 2004, we have recognised €485 million of net liabilities in respect of our pension plans and other post-retirement benefit arrangements. The unrecognised liabilities, which amounted to €885 million, will be amortised over the average working lives of the active members of the plans, in compliance with the accounting standards used for the preparation of the Consolidated Financial Statements.

In addition, pursuant to certain of our defined benefit schemes, we are committed to eventually provide cash to cover any differences between plan’s assets market value and required levels for such schemes over a defined period. Investment returns on these assets have so far covered such differences. We can, however, give no assurance that these commitments or other scheme obligations may not have any adverse impact on our cashflows.

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including, in particular, discount rates, long-term rates of return on invested plan assets, rates of increase in compensation levels and rates of mortality. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, our pension, retirement and other post-employment costs would be higher or lower, and our cash flows would be unfavourably or favourably impacted by the funding of these obligations.

Based on International Financial Reporting Standards (or “IFRS”) that we will be obliged to adopt for fiscal year 2005/06, we may elect either to recognise all cumulative actuarial gains and losses at the time of transition (i.e., 1 April 2005) or to split these cumulative actuarial gains and losses from the date of inception of the plans until the date of transition to IFRS into a recognised and unrecognised portion, the unrecognised portion to be recognised over the average working lives of the members of the plans. Recognition of all cumulative actuarial gains and losses in our fiscal year 2006 consolidated accounts would have a material impact on the Group balance sheet.

Further details on the methodology used to assess pension assets and liabilities together with the annual pension costs are included in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Pension Accounting” and Note 21 to the Consolidated Financial Statements as at 31 March 2004.

If we do not achieve our forecast income or cash flow, we may be led to review the valuation of certain assets and have to depreciate them.

Our deferred tax assets-net amounted to €1,531 million as of 31 March 2004. This valuation has been established on the basis of our business plan for each country.

If our income per country is below our forecasts and if consequently we do not make sufficient taxable income in certain countries to allow tax losses carried forward to be used before their expiry, we would be obliged to review the valuation of these assets and, as appropriate, to increase the related valuation allowance. At 31 March 2004 we had valuation allowances of €730 million. Any requirement for further valuation allowances may have a material adverse effect on our balance sheet and results.

Moreover, goodwill and other intangible assets are shown in our consolidated balance sheet for the amounts of €4,380 million and €5,608 million respectively as at 31 March 2004 and 31 March 2003. As at these dates, in addition to our normal annual internal review, we requested an independent third party expert to provide a report as part of the impairment tests performed annually on goodwill and other intangible assets. This valuation supported our opinion that goodwill and other intangible assets do not have to be depreciated beyond annual amortisation. If in the future our own valuations (or those which could be led by an independent expert) conclude that the net book value of goodwill and intangible assets is greater than the “fair value” of these assets (this concept being presented in Note 7 to the Consolidated Financial Statements as at 31 March 2004), we would be obliged to depreciate these assets beyond normal annual depreciation, which could have a material adverse effect on our balance sheet and results. In certain circumstances, there can be differences arising between French GAAP and US GAAP as a result of interpretation of US accounting rules. In the fiscal year ended 31 March 2004, the Group in interpreting US accounting rules concluded that a full valuation allowance for net deferred tax assets is required under SFAS 109 “Accounting for Income Taxes”.

Net deferred tax assets accordingly were subject to a full valuation allowance in the US GAAP accounts for the year ended 31 March 2004 but not in the French GAAP accounts. This interpretive judgment under US GAAP reflected the uncertainty surrounding the implementation of the financing package and the resultant issues concerning the financial condition of the Group and produced an uncertainty which led to the requirement to take a valuation allowance against all the net deferred tax assets of the Group. Other than in these circumstances, differences in deferred tax accounting between French and US GAAP should not be material. See “Item 5. Operating and Financial Review and Prospects—Significant Differences Between Accounting Principles Generally Accepted in France and in the US.”

We will be obliged to adopt new accounting standards for our fiscal year beginning 1 April 2005 that will materially impact the presentation of our financial statements and our financial reporting.

We currently prepare our Consolidated Financial Statements in accordance with French GAAP and prepare a reconciliation to US GAAP of stockholders’ equity, net income and certain other financial information. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after 1 January 2005. IFRS emphasizes the principle of the fair value of a company’s assets and liabilities. Applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, valuation and depreciation of goodwill and intangible assets, accounting for development costs, tangible assets’ fair value, accounting for pensions and other post-retirement benefits, marketable securities and derivative financial instruments as well as classification of debt and equity. Further details are provided in “Item 5. Operating Review and Financial Prospects—Transition to International Financial Reporting Standards”. This change in accounting rules will not give rise to a change in the intrinsic value of the Group and its activities, but is likely to impact the balance sheet accounting value assigned to certain items. Because our Consolidated Financial Statements prepared in accordance with IFRS would differ, perhaps materially, from our Consolidated Financial Statements prepared in accordance with French GAAP, the methods used by the financial community to assess our Group’s financial performance and value our publicly traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

Our results, cash flows and the price of our listed securities are exposed to currency exchange rate movements.

A significant percentage of our sales and expenditures is effected in currencies other than the Euro. The principal currencies to which we had significant exposure in fiscal year 2004 were the US dollar, Pound sterling, Swiss franc, Mexican peso and Brazilian real. Our policy is to manage transaction exposure as follows:

•	by matching, as far as possible, the currencies of our sales with the specific currencies in which we incur related costs (or “natural hedge”); and

•	by hedging remaining exchange rate risks, corresponding to the amounts not covered by the natural hedge.

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

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the Euro, US dollar, Pound sterling, Swiss franc, Mexican peso and Brazilian real) may have the effect of distorting competition between us and those competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Detailed information on currency exchange risk is provided in “Item 5. Operating and Financial Review and Prospects—Impact of Exchange Rate and Interest Rate Fluctuations” and Note 29 to the Consolidated Financial Statements as at 31 March 2004.

Our shares trade in Euro on the Premier marché of Euronext Paris and our ADRs trade in US dollars on the NYSE. The value of the shares and ADRs could fluctuate as the Euro and US dollar exchange rates fluctuate. Since any dividends we may declare are denominated in Euro, exchange rate fluctuations could affect the US dollar equivalent of dividends, which could be received in the future by ADR holders.

We may experience difficulties in implementing our restructuring initiatives, which could affect our results and limit our ability to reduce our indebtedness and adapt our production capacity to our order backlog.

In March 2003, we announced an action plan including cost-reduction and operational improvement measures. In fiscal year 2004, we have accelerated our restructuring initiatives. Moreover, to adapt our production capacity to our order backlog, we have, in particular, announced the corresponding industrial restructuring plans in all the Sectors, except Marine.

Our restructuring initiatives are subject to employee consultation in each Sector, function and country affected. We have achieved more than half of our headcount reduction objectives. We can however give no assurance that we will be successful in achieving all our restructuring targets fixed in our action plans. Part of our restructuring plans include the closures of facilities and the reduction of workforce in efforts to cut costs and rationalise our operations. Restructurings, which entail plant closure, may harm our relations with our employees, the local community and third parties and have led, and could lead to further work stoppages and/or demonstrations.

These events would in turn adversely affect our operations and results. Furthermore, if we experience significant difficulties in implementing our overhead reduction initiatives and our operational improvement measures, our business and results could be adversely affected and we might not achieve our annual savings targets according to our planned timetables.

If we are unable to manage our working capital effectively or negotiate satisfactory payment terms with our customers and suppliers, or if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future.

The structure of customer deposits and advances is particularly important in our long-term project activity, which represents approximately 50% of our sales. Customer deposits and advances include preliminary cash advances paid by customers as well as customers’ progress payments during the execution of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects. Our ability to negotiate and collect customer advances is in large part linked to the confidence that our customers place in us. For more information regarding customer deposits and advances, see “Item 5. Operating and Financial Review and Prospects—Financial Statements—Balance Sheet—Customer deposits and advances”, and Notes 12 and 13 to the Consolidated Financial Statements as of 31 March 2004.

Long-term projects experience a disbursement of expenses over the life of the project, which can typically take two to five years to complete, depending upon the nature of the contract. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project execution tailing off at the end of the project during the installation and/or commissioning stages. As a result, in the early stages of our projects we are often left with deposit and advance amounts which exceed the immediate project related costs to which these may be attributed.

We may be required to accept less favourable payment conditions than those received in the past and may not be able to reflect these more difficult terms in contracts with our subcontractors or suppliers. Our ability to obtain satisfactory payment terms from our suppliers is limited in large part by their views of our financial solidity. In addition, a reduction in order intake could cause a reduction in customer deposits and advances.

At 31 March 2004, we had €3,489 million of provisions for risks and charges. If the provisioned risks materialise, if the application of these provisions is accelerated or if we are required to increase them due to unforeseen events or contingencies, we could be required to dedicate significant amounts of cash to such risks and charges. Given our current financial situation, it is unlikely that we could obtain significant amounts of cash through borrowings in the short term.

All of these factors may cause our cash requirements to grow and our net cash position to deteriorate and may require us to find alternative sources of financing. In the short term, it is unlikely that alternative means of financing will be available to us on commercially reasonable terms, if at all. See also “Item 3. Key Information—Risk Factors—Difficulties in securing sufficient sources of bonds may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers”.

Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered.

We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short time scales. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them. Because we produce some of our products in series, we may need to make such modifications to a large number of products. At the same time, when we sell our products or enter into maintenance contracts, we are increasingly required to accept onerous contractual after-sales warranties and penalties in particular related to performance, availability and delay in delivering our products. Our contracts may also include clauses allowing the customer to terminate the contract or return the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

The GT24/GT26 gas turbines problems, described in “Item 5. Operating and Financial Review and Prospects—Status of Our Action Plan and Main Events of Fiscal Year 2004—Power Turbo-Systems” and in Note 20 to the Consolidated Financial Statements as at 31 March 2004, and the UK Train issues described in “Item 5. Operating and Financial Review and Prospects—Overview—Status of our Action Plan and Main Events of Fiscal Year 2004” and “—Transport” and in Note 20 to the Consolidated Financial Statements as at 31 March 2004, are major examples of this risk. We cannot guarantee that the total costs that we ultimately incur in connection with the GT24/GT26 turbines, the UK Trains and other of our products and maintenance contracts will not exceed the estimates that we have provisioned. Nor can we guarantee that the rate of spending will be in line with our current estimates. In addition, we cannot ensure that the mitigation programmes to reduce our expected costs (in particular with respect to our GT24/GT26 gas turbines) will allow us to attain the full extent of the cost reductions envisaged by these programmes. The total amount and timing of actual expenditures (in particular, penalties and damages), as well as the actual savings obtained through implementation of mitigation programmes, may vary as a result of a number of factors, including the following:

•	the results of litigation and negotiations with certain clients;

•	cost overruns in the manufacture of modified components;

•	delays and cost overruns in modifying products, delivering modified products, obtaining customer acceptance of or implementing technical modification programmes;

•	the extension of contractual recovery periods;

•	the application of penalties by customers;

•	the performance of modified equipment over time;

•	our ability to develop subsequent modifications that will further improve the performance of our equipment;

•	our ability to realise our mitigation objectives; and

•	the availability of sufficient supplies of replacement parts and raw materials.

Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems or delays with our products, in spite of the technical validation processes implemented within the Group. Any such problems or delays could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer default or bankruptcy.

In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This financial assistance exposes us to longer-term risks of customer default or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We have not made commitments to provide guarantees of our new customers’ indebtedness since the end of 1999 and intend not to do so in the future.

At 31 March 2004, our vendor financing exposure amounted to €969 million, of which €321 million related to our Transport Sector and €643 million to our Marine Sector (€323 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001, €185 million relating to Festival Cruises, which suspended its cruise operations following creditor actions begun in January 2004, and €135 million relating to three other ship operators which are in operation). We describe our vendor financing exposure in greater detail in “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Commitments and Contractual Obligations” and Note 27(a)(2) to the Consolidated Financial Statements as of 31 March 2004.

In January 2004, given Festival’s failure to meet certain financial obligations, a procedure to immobilize three ships built by our subsidiary Chantiers de l’Atlantique and terminate the charter arrangements with Festival was launched by the concerned financial institutions for two ships (European Vision and European Stars) and by its owner, guaranteed by ALSTOM, for the third ship (Mistral). We have not increased the existing provision on Marine vendor financing due to these events because, on the basis of an estimate of their market value, we have considered that the direct and indirect interest owned by ALSTOM in the ships (in particular Mistral) should in the aggregate cover the Group exposure adequately.

The European Vision was sold in April 2004 at a price in line with our expectations. We do not expect difficulties in protecting our rights on the other ships formerly operated by Festival, but cannot be ensured of the results. In addition, difficulties may be encountered in selling or leasing these ships and those formerly operated by Renaissance within estimated time periods and at estimated value. Therefore, there can be no assurance that current provisions will be satisfactory to cover all future risks relating to Marine vendor financing.

In general, a downturn in the markets may expose us to an increased risk of certain of our customers’ defaulting or bankruptcy and lead to losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

We are exposed to credit risk with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. In these circumstances, we could be unable to recoup the expenses we incur on a project and could be unable to obtain the operating margins we expected upon entering the contract. We currently mitigate this risk by endeavouring to negotiate with our customers in order to have them make more timely progress payments, and through our risk management procedures, in particular through the implementation of hedges subscribed with private or public insurers or other ad hoc coverage instruments.

In fiscal year 2004, our ten largest customers accounted for 15.5% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our financial condition or results of operations.

Our financial performance could be adversely impacted by a limited number of contracts.

Each year, approximately one-third of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2004, our ten largest projects in terms of order backlog represented approximately 19.7% of our total order backlog. Generally, the revenue that we recognise on a project may vary significantly in accordance with the progress of that project. As a result of this variability, the profitability of certain of our contracts may significantly impact our income in any given period. In addition, the profitability of a contract and/or our sales, our results and cash flow may be affected by the following:

•	withholding of payments by customers;

•	the refusal of suppliers to maintain favourable payment conditions;

•	delays in awards of major contracts;

•	postponement of previously awarded contracts;

•	unanticipated technical problems with equipment being supplied or incompatibility of such equipment with existing infrastructure;

•	customers’ difficulties in obtaining adequate financing on reasonable terms;

•	difficulties in obtaining required governmental permits;

•	unanticipated costs due to project modifications;

•	performance defaults by suppliers, subcontractors or consortium partners;

•	customer payment defaults and/or bankruptcy; and

•	changes in laws or taxation.

In addition to the general factors listed above, the profit margins realised on certain of our contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

We have established stricter risk control procedures for tenders and contracts in progress, with a view to improving and better formalising processes within the Sectors. However, we can give no assurance that these and our other initiatives will be sufficient to avoid problems in the future, and certain of our projects may be subject to delays, cost overruns, or performance shortfalls which may lead to the payment of penalties or damages. There can be no assurance that we can profitably complete our fixed price contracts.

We operate in competitive markets.

We face strong competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers. In response, we have adopted several ongoing programmes to cut costs and improve efficiency.

Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so, in particular as a result of our high indebtedness and our financial condition in general.

The business and asset disposals that we make are generally subject to pricing adjustments and warranties that may delay payments due to us, reduce the net proceeds that we receive or require us to pay indemnities to the acquirer.

We have recently disposed of a number of businesses and assets, notably our T&D sector and Industrial Turbines businesses, and we expect to make further disposals pursuant to the expected terms of the European Commission’s approval of our financing package. As is usual, the terms of these disposals have provided for price adjustment mechanisms and we have made certain warranties regarding the business or assets being sold, and we expect similar terms to apply to our future disposals. As a result of such mechanisms and warranties, the net proceeds that we receive following a disposal may be delayed or reduced, or we may be required to pay indemnities to the acquirer, which could have a material adverse effect on our results of operations and financial position. For a description of certain recent disposals, see “Item 5. Operating and Financial Review and Prospects—Status of our Action Plan and Main Events of Fiscal Year 2004—Disposal Programme—Disposal of our Transmission & Distribution (T&D) Activities”, “Item 8. Financial Information—A. Consolidated Statements and Other Information—Legal Proceedings—Other legal risks” and “Item 10. Additional Information—C. Material Contracts—Share Purchase Agreement with respect to the sale of the T&D Sector (excluding Power Conversion)”.

ALSTOM is currently involved in various proceedings relating to alleged violations of securities laws in France and the United States.

ALSTOM, certain of our subsidiaries and certain current and former officers and members of our Board of Directors have been involved in French and US regulatory investigations regarding potential securities law violations, and have been named as defendants in a number of securities law-related proceedings, including putative class action lawsuits in the United States that allege violations of the US federal securities laws. Our management has and may in the future be required to spend considerable time and effort dealing with these investigations and lawsuits. While we have cooperated and intend to continue to cooperate with ongoing investigations and to vigorously defend lawsuits, we cannot ensure that there will be no adverse outcome which could have a material adverse effect on our business, results of operations and financial condition. For more details, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” hereinafter.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate.

These laws and regulations impose increasingly stringent environmental protection standards on us regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we operate, our industrial activities are subject to obtaining permits, licences and/or authorisations, or to prior notification. Most of our facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

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

We have put in place a global policy covering the management of environmental, health and safety risks. Detailed information regarding this policy is provided in “Item 4. Information about ALSTOM—Business Overview—Environment, Health & Safety Management Policy (E.H.S.)”.

The procedures ensuring compliance with environmental, health and safety regulations are decentralised and monitored at each plant level. The costs linked to environmental health and safety issues are budgeted at plant or unit level and included in the profit and loss accounts of our local subsidiaries. We have retained €5.2 million of provisions to cover environmental risks in our Consolidated Financial Statements at 31 March 2004.

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

Risks Related to our Shares and to our ADSs

We have announced our intention to launch a share capital increase with maintenance of preferential rights to subscribe for our shares to our existing stockholders. We have also announced a debt for equity exchange pursuant to which we may issue new shares to certain of our creditors in exchange for the cancellation of debts. If current stockholders do not exercise their preferential rights, their ownership interests will be significantly diluted.

In connection with our financing package, we have announced our intention to launch a rights offering in the coming months for up to €1.2 billion. We intend to distribute preferential subscription rights to existing stockholders, allowing them to subscribe for new shares to be issued in the capital increase. Upon the issuance of new shares, current stockholders who do not exercise their rights will experience substantial dilution.

We have also announced a debt for equity exchange pursuant to which we may issue new shares to certain of our creditors in exchange for the cancellation of debts. This transaction, if approved by shareholders and accepted by our creditors, will be dilutive to our existing shareholders.

The prospect of the issuance of a large number of shares in the rights offering and the debt-equity transaction may weigh on our stock price.

If the rights offering is not fully subscribed by investors, the underwriters of the offering could hold a significant amount of our shares and have a significant influence at our general stockholders’ meetings. These underwriters could have interests that differ from those of our general stockholders. In addition, following implementation of our financing package, the French State may hold up to 31.5% of our share capital and will have representation on our board.

Following the rights offering and the debt-equity transaction, the prospect of sales of substantial numbers of shares by the French State or, if they acquire shares in the rights offering, the underwriters, could weigh on our stock price. For more information regarding our relationship with the French State, see “Item 7. Major Shareholders and Related Party Transactions”.

You may not be able to exercise preferential subscription rights for shares underlying your ADSs.

Under French law, stockholders have preferential subscription rights (“droits préférentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Stockholders may waive their preferential subscription rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Premier Marché of Euronext Paris. US holders of shares and ADSs may not be able to exercise preferential subscription rights unless a registration statement under the US Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of shares and ADSs of the preferential subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed or, if filed, that it would be declared effective. We do not intend to file a registration statement with respect to the rights offering that we have committed to launching as part of our financing package. If preferential subscription rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder’s preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

ITEM 4. INFORMATION ABOUT ALSTOM

A. History and Development of ALSTOM

ALSTOM is a société anonyme à conseil d’administration, a form of limited liability company, incorporated under the laws of France. ALSTOM was incorporated under the name “JOTELEC” on 17 November 1992 for a duration of 99 years (unless it is dissolved earlier or its life is extended) and is governed with respect to corporate matters by the French Code de commerce, or Commercial Code. We changed our name to ALSTOM on 14 May 1998. The registered office is located at 25, avenue Kléber, 75116 Paris, France and the telephone number there is: 33 (0)1 47 55 20 00. ALSTOM is registered under No. 389 058 447 in Paris.

The ALSTOM group began in 1989 as GEC ALSTHOM N.V., a 50/50 joint venture company between The General Electric Company (now known as Marconi) of the United Kingdom and Alcatel of France. On 22 June 1998, as part of our initial public offering on the Paris, New York and London stock exchanges, all of the activities previously carried out by GEC ALSTHOM were transferred to ALSTOM. For a list of our main acquisitions and joint ventures during the last three fiscal years, see the information set forth under “Item 5. Operating and Financial Review and Prospects—Change in Business Composition and Presentation of our Accounts, Non-GAAP Measures—Changes in business composition”. For additional information regarding the reorganisation of our business units, including the reorganisation of our Power Sectors, see the information set forth under “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

On 30 April 2003, we announced the closing of the sale of our small gas turbines business, and on 1 August 2003, we announced that we had completed the major part of the disposal of the medium-sized gas turbines and industrial steam turbines, in each case to Siemens AG. On 25 September 2003, we signed an agreement to sell our T&D Sector, excluding the Power Conversion business, to Areva. This transaction closed in January 2004.

For more information regarding these disposals and regarding the financing package that we negotiated in September 2003 with our key lenders and the French State, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

For information regarding capital expenditures generally for the last three fiscal years, see the information set forth under “Item 5. Operating and Financial Review and Prospects”. There are no additional principal capital expenditures currently in progress.

There has been no credible indication of any public takeover offer by any third party in respect of our shares or by us in respect of other companies’ shares that has occurred during the last and current fiscal years.

B.    Business Overview

OVERVIEW

We serve the energy market through our activities in power generation and the transport market through our activities in rail transport and marine. We design, supply and service a complete range of technologically advanced products and systems for our customers and possess a unique expertise in systems integration and through-life maintenance and service.

In fiscal year 2004, we had sales of €16.7 billion. At 31 March 2004, we employed approximately 76,800 people in around 70 countries.

ORGANISATION

Our management organisation is based on Sectors, each of which has a global responsibility in their respective domains. A President, who reports to our Chairman and Chief Executive Officer, manages each of the Sectors and constituent Businesses within the Sectors.

To implement a more balanced structure and to reduce organisational layers, the five Segments of the former Power Sector were regrouped into three Sectors on 1 April 2003:

•	Power Turbo-Systems (the former Gas Turbine and Steam Power Plant Segments);

•	Power Environment (the former Boilers & Environment and Hydro Power Segments); and

•	Power Service (the former Customer Service Segment).

As a result of this regrouping, we are currently organised in five Sectors and one Business:

•	Power Turbo-Systems Sector

•	Power Environment Sector

•	Power Service Sector

•	Transport Sector

•	Marine Sector

•	Power Conversion Business

From February 2004, coordination of the three Power Sectors was reinforced by the appointment of a single Sector President for Power Turbo-Systems and Power Environment whose mission is to improve commercial efficiency by ensuring a clearer organisational interface with customers. In May 2004, the former Businesses of Power Turbo-Systems and Power Environment Sectors were reorganised. For more details, see “—Power Sectors” in this section.

An International Network coordinates all ALSTOM Group sales and marketing activities, and represents us throughout the world. The International Network is organised into three geographic regions:

Eastern and Northern Europe—Asia Pacific (Area 1), covering: Central Asia, Romania, Russia, Finland, Norway, Sweden, Australia, China, India, Indonesia, Japan, Korea, Malaysia, Singapore, Taiwan, Thailand and Vietnam.

Western Europe—Africa/Middle East (Area 2), covering: Belgium, Czech Republic, France, Germany, Greece, Hungary, Ireland, Italy, the Netherlands, Poland, Switzerland, the UK, Algeria, Egypt, Gulf, Iran, Libya, Morocco, Nigeria, Saudi Arabia, South Africa and Turkey.

Americas—Portugal & Spain (Area 3), covering: Brazil, Canada, Chile, Mexico, Panama, USA, Venezuela, Portugal and Spain.

Manufacturing Facilities

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

The three Power Sectors’ manufacturing and service sites are located mainly in France, the UK, Germany, Switzerland, Sweden, Spain, Romania, the US, Canada, Mexico, Argentina, Brazil, Japan, China, India and Australia.

Transport has manufacturing sites and service locations in France, the UK, Germany, Belgium, Spain, Poland, Romania, Italy, China, the US, Canada, Mexico and Brazil.

Marine has manufacturing sites and service locations in France.

Employees

Our employee numbers have reduced significantly over the last three years as a result of disposals and ongoing restructuring plans. For more details on restructuring, see “Item 5. Operating and Financial Review and Prospects—Overview”.

The tables below set out, for the periods indicated, the number of full-time equivalent employees (i) by Sector and (ii) by geographic location.

	Year ended 31 March
	2002	2003	2004
Power Turbo-Systems			9,802
Power Environment			11,888
Power Service			20,044
Power Sectors	49,097	46,581	41,734
Transmission & Distribution	27,736	24,341	n/a
Transport	29,119	28,558	25,623
Marine	4,978	4,555	4,018
Power Conversion	4,784	3,841	3,416
Others(1)	3,281	1,795	2,020

TOTAL	118,995	109,671	76,811

(1)	“Others” includes employees of the International Network for the three years.

	Year ended 31 March
	2002	2003	2004
	(%)
Regions European Union	54	57	54
of which France	23	24	25
UK	11	12	9
Germany	9	9	9
Rest of Europe	14	14	14
North America	9	9	16
of which US	6	6	13
Central and South America	6	5	4
Asia/Pacific	14	14	11
Africa/Middle East	3	1	1

TOTAL	100%	100%	100%

Employee consultation

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. In 1996, with the relevant trade unions, we established a European Works Forum (“EWF”), a European employer-employee consultative body, in anticipation of EU law. An amendment to the EWF agreement was signed between ALSTOM’s management and the members of the EWF in July 2002, covering a period of five years. In this period of significant restructuring, this body has to meet more often than in the past. We have further expanded the EWF by including employee delegates from Hungary and Estonia, as these countries joined the EU. The sale of our Transmission & Distribution activities has also triggered some changes in the composition of the EWF. In relation to the EWF’s role, recent meetings have revealed different interpretations of processes concerning the EWF which raise the possibility of additional employees’ consultation and delays in restructuring. Although we believe that relations with our employees are satisfactory in general, the restructuring we are currently in the process of effecting has given rise to strikes and may further harm employee relations. For more detail, see “Item 5. Operating and Financial Review and Prospects” and “Item 3. Key Information—Risk Factors—We may experience difficulties in implementing our restructuring initiatives, which could affect our results and limit our ability to reduce our indebtedness and adapt our production capacity to our order backlog”.

ALSTOM, the parent company, does not publish a bilan social (social report) since it has no employees. However, units and legal entities in France which employ more than 300 people publish bilans sociaux and these are made available to employees in those units or legal entities, in full compliance with French law.

POWER SECTORS

Together, ALSTOM’s three Power Sectors offer a comprehensive range of power generation solutions from turnkey power plants to all types of turbines (gas, steam, hydro), generators, boilers, emissions reduction systems and control systems, as well as a full range of services including plant modernisation, maintenance and long-term operation.

Organisation from May 2004

Following the decision to appoint a single Sector President for the Power Turbo-Systems and Power Environment Sectors, a new organisation was announced in May 2004. The Power Turbo-Systems/Power Environment Sectors now comprise the following six Businesses with common support functions:

•	Plants (formerly Plant Operations and Plant Sales)

•	Turbo-Machines (formerly Gas Turbines, Steam Turbines, Generator and Manufacturing Businesses and Technology Centre)

•	Utility Boilers

•	Hydro Power (formerly Hydro)

•	Energy Recovery & Plants (formerly Heat Recovery & Plants and Energy Recovery Systems)

•	Environmental and Control Systems

Industry Characteristics

The world’s installed power generation capacity is currently estimated at around 3,900 GW. The chart below sets out the breakdown of this installed base by technology in calendar year 2003 (based on data from the Utility Data Institute in the United States).

Installed capacity in calendar year 2003

Based on internal estimates, we believe the average annual value of the overall world power generation market to have been approximately $160 billion for the last three years. The chart below illustrates how we believe this market value breaks down. Demand for power generation equipment tends to be driven by a variety of complex and inter-related factors, notably:

World power generation market value

Economic growth

Responding to growth in demand for electricity, global demand for new power plants has tended to be strongest in those regions where economic growth is high.

Historically, there has been a strong correlation between growth in the installed base of power plants and worldwide GDP growth, although on a short-term basis demand for power generation equipment may fluctuate significantly. In addition, even where GDP growth is at a low level, the increasing number of old plants to be retired is also driving the need to build new power plants to maintain current levels of electricity supply capacity. We believe that demand for power generation equipment is also driven by changing consumption patterns that favour electricity as a power source.

Following a period of intense growth in investment in power infrastructure in the US from the late 1990s until 2002, referred to as the “gas bubble” since investment was focused mainly in gas turbine combined-cycle power plants, 2002 saw a sharp drop in the level of new orders. This decline was mainly due to the end of the US investment cycle.

We believe that in the changing global market, Europe, the Middle East and Latin America will remain relatively stable in terms of demand over the next few years. We expect the North American market to remain at the current low level and Asia and in particular China to increase, leading to a greater focus on steam and hydro turbines, which account for a large proportion of this region’s installed base of equipment. We believe we are strategically positioned to benefit from this market evolution, as we believe we have strong market share and are a recognized leader in steam and hydro turbines.

Environmental concerns

Moves to introduce stricter environmental legislation in response to pressure to reduce greenhouse gas emissions drives demand for cleaner power generation technologies. In Eastern Europe, Asia and in the US in particular, environmental concerns have created increased demand for clean-coal technologies, which allow inexpensive, low-grade coal to be used as fuel while minimising emissions. In addition, the “Clear Skies” initiative, launched by the Bush Administration, sets ambitious targets to reduce power plant emissions, and should lead to increased demand for power plant refurbishment and the integration of environmental control systems in existing plants. Similar growth in demand is expected in Western Europe, where new environmental regulations such as the Large Combustion Plant and National Emission Ceilings Directives have established challenging emissions reduction targets for power plant owners and countries.

Refurbishment of aging plants

We believe that the service market is growing rapidly. In recent years, demand for maintenance and refurbishment has been strengthened by a general trend among power producers to seek to increase efficiency, lower operating costs and extend the life cycles of their existing plants. This increase in demand to upgrade facilities has particularly benefited original equipment manufacturers such as ALSTOM and we believe it will be a significant source of future growth for our power service activities due to our large installed base.

Deregulation and liberalisation

The deregulation and liberalisation of electricity markets have transformed our customer base and also impacted demand, especially in the United States, where demand in recent years came principally from merchant developers, which are private power plant operators that sell their electricity independently. However, as a result of high price volatility of fuels and electricity in the United States, merchant developers’ assets abruptly lost value in 2002, as power generation over-capacity became apparent, forcing re-deployment of power generation assets to larger energy companies.

Besides driving new investment, liberalisation also caused considerable price pressure on power plant costs over the last decade and increased the demand for more efficient and environmentally-friendly plants with higher operating profitability. The deregulation of markets tends to shift allocation of technical and financial risks more towards suppliers such as ALSTOM by means of more stringent penalties and contract terms. In addition, the increasing number of plants built and owned by private companies which tend to out-source most of their operating and maintenance activities is also driving service market growth.

Globalisation

Suppliers with global capabilities, such as ALSTOM, are well placed to serve customers who are themselves becoming more global. This globalisation has also helped suppliers to cope with major shifts in regional demand.

Fuel and generation security

In the past, determination of power plant type was mainly driven by medium and long-term fuel price forecasts. Improved plant economics, technological advances, environmental concerns and reasonable natural gas prices favoured gas powered stations over coal-fired in recent years. However, increasing concerns about the security of energy supplies, higher and more volatile gas prices in recent months and lower and more predictable coal prices make the construction of new coal-fired plants with clean combustion technologies a viable option in regions where coal is abundant, such as China.

Competitive Position

The power generation equipment market has been characterised in recent years by industry consolidation among the main suppliers. We are a world leader in many of our power activities such as large steam turbines, boilers and hydro power (based on 2003 data published by McCoy). As at 31 December 2003, we had installed major equipment in more than 25% of the world’s power plants according to the Utility Data Institute of the US (UDI).

The success factors in the power generation industry are principally technology, quality, cost, size and international presence. Our competitive strengths include:

•	strong market positions and extensive experience in a number of technologies (for example, steam turbines, generators, mid-range gas turbines, clean coal combustion and hydro);

•	size and extensive geographic presence (a global marketing and sales network in more than 70 countries); and

•	considerable experience with a large installed base of all types of power plants in every major market in the world (including the US).

POWER TURBO-SYSTEMS

The Power Turbo-Systems Sector supplies gas turbines (56 MW-281 MW), steam turbines (100 MW to 1,600 MW), turbogenerators (40 MW-1,700 MW), turnkey power plants (engineering-procurement-construction or

EPC) for large gas and steam turbine applications, electrical and control systems for all types of power plant; and repowering and rehabilitation services.

Competitive Position

The Power Turbo-Systems Sector is a world leader in large steam turbines, generators and power plant engineering and construction (based on 2003 data published by McCoy & UDI). In gas and steam turbines the Sector competes against two other major groups: General Electric and Siemens, and to a lesser extent the Japanese groups, Mitsubishi, Hitachi and Toshiba.

The Power Turbo-Systems Sector’s competitive strengths include:

•	its unique capability to supply optimised turnkey plants by integrating all major components from in-house technology (turbine, generator, boiler, condenser, environmental systems, electrical and control systems); and

•	extensive experience in mid-range gas turbines, with a portfolio of proven machines.

Activities—Businesses

Power Turbo-Systems has an international organisation, with main manufacturing sites in Germany, Switzerland, France and Poland, and a dedicated sales force on all five continents.

During fiscal year 2004, the Power Turbo-Systems Sector was organised into the following six Businesses:

•	Gas Turbine;

•	Steam Turbines and Generators;

•	Plant Sales;

•	Plant Operations;

•	Manufacturing; and

•	Technology Centre.

For more details on the new organisation introduced in May 2004, see “—Power Sectors” in this section.

Gas Turbine Business

The Gas Turbine Business offers a wide spectrum of heavy-duty gas turbines ranging from 56 MW up to 281 MW for both 50 Hz and 60Hz markets; all units can operate either in simple cycle, cogeneration or combined-cycle applications fuelled by natural gas, diesel oil and for certain machines, crude oil and coal gas.

This Business addresses utilities, independent power producers, power generators and architect-engineers world-wide.

ALSTOM’s gas turbine products are listed below:

• GT26 (281 MW)	for 50 Hz

• GT24 (188 MW)	for 60 Hz

• GT13E2 (172 MW)	for 50 Hz

• GT11N2 (115 MW)	for 50 and 60 Hz

• GT8C2 (56 MW)	for 50 and 60Hz

Steam Turbine and Generators

The Steam Turbine and Generators Business is responsible for:

•	Research and development of proprietary steam turbine and generator designs

•	Sales and execution of new turbogenerators and steam turbines

•	Technical engineering support services: experts in materials, testing, logistics

•	Upgrades and retrofits of used (existing) steam turbines and generators (ALSTOM or other Original Equipment Manufacturer equipment).

The Business supplies the following products:

Steam Turbines:

•	Single-casing and multiple-casing reheat steam turbines for conventional cycle, combined-cycle, co-generation, desalination, large industrial and nuclear power plants matching 100-1600 MW outputs.

•	Steam turbines retrofits to improve the efficiency and reliability of cylinders in operation. This includes the installation of the world’s most efficient High Pressure (HP) steam turbine.

The Business has a family of standardised steam turbine frames, comprising the STF 15C, STF 20C, STF 25S, STF 30C, STF 40/50S, STF 60S.

Generators:

•	A wide variety of turbogenerators ranging from around 40 MW to over 1,500 MW. They range in application from gas and combined-cycle power plants to steam and nuclear powered plants;

•	As a result of constant improvement in part design and a live testing facility in Birr, Switzerland, the Business offers advanced generators, such as Topair; and

•	The world’s largest air-cooled turbogenerator, with the potential to generate more than 400 MW, is one of the Business’ latest innovations.

The Business’ range of generator products covers large 4-pole, large 2-pole, Topgas, Topair and Topack. The Business also carries out generator retrofit.

Plant Sales

During fiscal year 2004, Plant Sales was composed of one sales organisation for the whole Power Turbo-Systems Sector Product portfolio and its sales management was represented by region and tendering by products. The sales teams bring together ALSTOM’s core know-how aligned with client needs and market practices.

Plant Sales covered the full product range of the Power Turbo-Systems Sector offering the following services and applications:

•	Steam power plants above circa 50MW

•	Gas turbine open cycle and combined-cycle plants above circa 50MW

•	Comprehensive turnkey EPC or EP Packages

•	Consulting services

•	Electrical and control systems

Plant Operations

During fiscal year 2004, the Plant Operations Business had a global organisation with offices in eight countries. Plant Operations was responsible for the execution of turnkey power plants using ALSTOM’s components:

boiler, gas turbine, steam turbine and generator technology. The Business managed power plant projects through engineering, procurement, logistics, civil works to construction and commissioning.

Plant Operations’ products were:

•	Gas turbine power plants

•	Combined-cycle power plants

•	Add-on to existing gas turbines

•	Steam power plants

•	Nuclear conventional Islands

Manufacturing

During fiscal year 2004, manufacturing was one of the core businesses of the Power Turbo-Systems Sector with facilities in various countries including for the manufacture of:

•	turbines and generators in Birr, Switzerland;

•	hot gas parts and combustor parts, also in Birr;

•	stators for steam and gas turbines in Mannheim, Germany;

•	air cooled generators, also in Mannheim;

•	blades in Bexbach, Germany;

•	rotors and stators for turbines in Belfort, France;

•	small size air cooled generators also in Belfort;

•	large generators in Wroclaw, Poland;

•	turbines in Elblag, Poland, mainly serving the local market; and

•	turbine castings and ship industry castings in Elblag.

Technology Centre

The Technology Centre consists of five establishments in the UK and Switzerland. These establishments provide innovative technology product design and development for components of our gas and steam turbines and generators. The Technology Centre also provides technology and engineering solutions for the aerospace industry, including the European Space Agency, with a specialised manufacturing facility for aero-engine rotating components for the aero-engine industry.

Many of the Centre’s projects contribute to our success by ensuring the Power Sectors’ products are competitive through application of proven and cutting-edge technology.

Research & Development

The Power Turbo-Systems Sector continued work to strengthen the whole of its heavy-duty gas turbine range in fiscal year 2004, through access to Rolls-Royce aero-engine technology under an agreement signed in February 2002. The agreement provides access to Rolls-Royce’s technology base, notably very high temperature technologies, advanced aero and thermo dynamics and very high strength, high temperature materials. Through this agreement, the expertise and knowledge gained by Rolls-Royce in developing its aero-engines (which use the same base technology as gas turbines) are being applied to ALSTOM’s heavy-duty gas turbines to improve efficiency, power output and durability.

The GT24/GT26 gas turbine fleet, which has been the focus of the Sector’s recent research and development efforts, has now accumulated a significant number of operating hours. 74 machines are in operation with high levels of reliability and availability and best-in-class emissions levels. The engines are supplying enough electricity to meet the needs of 20 million people in 17 countries world-wide, confirming the successful implementation of the gas turbine recovery programme. Additionally, the commercial implications have been quantified and mitigation plans have been put in place. For further information regarding the GT24/GT26 issue, see “Item 5. Operating and Financial Review and Prospects—Overview—Status of Our Action Plan and Main Events of Fiscal Year 2004—Progress on specific operational problems—GT24/GT26 heavy-duty gas turbines”.

Strategy

The Power Turbo-Systems Sector aims to consolidate its leading position in steam turbines, generators and power plant engineering and construction and to consolidate technical improvements in gas turbines. Turbo-Systems plans to complete the optimisation of its industrial base to adapt to difficult market conditions by substantially reducing power plant engineering and manufacturing capacity and the number of execution centres. This should allow the Sector to be more selective in the projects followed and to improve execution competencies, thereby reducing its risk profile.

Power Turbo-Systems also aims to regain the confidence of its customers and position in the large heavy-duty gas turbine market.

POWER ENVIRONMENT

The Power Environment Sector designs, manufactures and supplies a broad range of products and services to the power generation and industrial markets. This range includes clean coal combustion technologies, all types of boilers, environmental control systems, energy recovery systems, hydro power plant, and maintenance and retrofit.

Competitive Position

The Power Environment Sector is a world leading supplier of boilers, hydro turbines and generators and environmental control systems, including selective catalytic reduction and flue gas desulphurisation (according to 2003 data published by McCoy and UDI).

In utility boilers, the Sector’s main competitors are Mitsubishi Heavy Industries, Babcock and Wilcox, Babcock Hitachi, Foster Wheeler and IHI. In emissions control systems for the power industry our main competitors are Fisia Babcock, Babcock Power, Babcock & Wilcox, Lurgi, Wheelabrator, Mitsubishi Heavy Industries and Hamon. In emissions control for industry, the Sector mainly competes with Hamon, FLS Airtech, BHA and Lurgi.

In the hydro power market, the Power Environment Sector’s main competitors are Voith-Siemens, VA-Tech and General Electric Hydro.

The Power Environment’s competitive strengths are:

•	strong market position and extensive experience in all types of boiler technologies, including clean coal combustion;

•	large installed base representing potential for higher margin service activity (boiler performance upgrades, retrofits); and

•	size and balanced geographic presence.

Activities—Businesses

During fiscal year 2004, the Power Environment Sector was organised into the following five businesses:

•	Utility Boilers

•	Energy Recovery Systems

•	Heat Recovery & Plants

•	Environmental Control Systems

•	Hydro Power

For more details on the new organisation introduced in May 2004, see “—Power Sectors” in this section.

Utility Boilers

During fiscal year 2004, the Utility Boilers Business offered the following products and services:

•	advanced sub-critical and advanced high-temperature supercritical boilers up to 1,000 MW for power generation;

•	clean coal technologies including Circulating Fluidised Bed boilers (circulating, bubbling, hybrid), which allow low grade fuels to be burned whilst minimising emissions;

•	fuel and combustion expertise, coals, lignite, gas/oil, petcoke, biomass, waste fuels, burner retrofits;

•	component retrofit; and

•	low nitrogen oxide (NOx) burners.

The Business’ main markets are China, the US and Europe. It is a leader in the supply of utility boilers and low NOx burners.

Energy Recovery Systems

During fiscal year 2004, the Energy Recovery Systems Business offered a full range of Original Equipment Manufacturer (OEM) and aftermarket design, manufacturing and support services for boiler-related and industrial products such as air preheaters, utility and industrial pulverizers and transfer line exchangers. Its product range includes:

•	energy recovery products for petrochemical processes;

•	mills, firing equipment, air pre-heaters, gas-to-gas air pre-heaters, condensers and heat exchangers;

•	utility and industrial pulverizers;

•	rotary incinerators, thermal oxidizers;

•	transfer line exchangers, waste heat recovery units; and

•	carbon black air preheaters for the petrochemical industry.

The Energy Recovery Systems Business is a world leader in the development of energy recovery and other auxiliary products for the power generation, industrial processing, and petrochemical industries. Strong brand names such as Ljungstrom® Air Preheaters, Raymond® Bowl Mills, and Schmidt’sche® Transfer Line Exchangers are commonly recognised by boiler companies, utilities, and industrial manufacturers throughout the world.

The Business’ main markets and regional operating centres are located in Japan, Germany and the US.

Heat Recovery Plants

During fiscal year 2004, the Heat Recovery Plants Business offered the following products:

•	heat recovery steam generators (HRSG) for gas turbines in combined-cycle and industrial applications;

•	boilers and industrial plants, with products including all size heat recovery steam generators;

•	field erected boilers including: circulating fluidised bed boilers (CFB) and package boilers up to 300 tonnes of steam production/hour;

•	turnkey steam power plants and steam add-ons for gas turbine power plants up to 100 MW;

•	thermal waste treatment plants for municipal and industrial applications (Germany and Austria only); and

•	geothermal power plants.

The Business is the market leader for waste to energy plants in Germany and Austria, and is a technological leader for HRSGs, modular CFBs and biomass-fueled boilers. This year, the Business announced the launch of a new Once-Through Heat Recovery Steam Generator (HRSG), which combines ALSTOM’s OCC HRSG design with newly-licensed Once-Through evaporator technology.

Environmental Control Systems

The Environmental Control Systems Business develops technology into commercial products for the capture and/or transformation of compounds identified as pollutants. The main pollutants are nitrogen oxides (NOx), sulphur oxides (SOx), particulate matter and mercury emissions. The Business offers solutions for both power and industrial applications, including:

•	selective Catalytic Reduction (SCR) technology for the reduction of NOx emissions;

•	wet, dry and seawater scrubbers for the reduction of SOx emissions; and

•	dry and wet electrostatic precipitators, and fabric filters for controlling particulate emissions.

A recent addition to Environmental Control Systems’ product portfolio is the Advanced Control System for optimising performance of air pollution control systems.

The Business is a leading supplier of environmental control equipment to the aluminium industry with the ABART system for the removal and recovery of fluorides and particulates. Its main markets are Europe, the US and Asia.

Hydro Power

The Hydro Power Business supplies the following products and services:

•	Hydraulic turbines and pumps up to 800 MW;

•	Hydro generators up to 800 MW;

•	Generator motors, salient pole generators, gates and valves;

•	Turnkey contracting including control systems covering the complete range of plants from 2 MW to 800 MW;

•	Refurbishment of hydro power plants; and

•	Water pumping stations and hydro-mechanical equipment for water transportation.

A leading supplier of hydro turbines and generators, the Business’ main markets are Canada, Brazil and China.

Research & Development

Our research and development focus in Power Environment is on improvements in the environmental performance and energy conversion efficiency of our products. This focus includes the advancement of clean coal technologies with optimised steam cycles, improved performance, and reduced capital and operating costs. The Sector is also working on advanced coal power plant concepts with the goal of significantly increased efficiency and near zero emissions at costs competitive with alternative power generation options.

Strategy

Power Environment will focus on the growing segments within its markets. These include emissions control equipment in the power generation, petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants; hydro power plant refurbishment; small-scale hydro plants, and large-scale irrigation projects. The Sector aims to strengthen its position in Asian markets, where demand for new coal-fired plants is expected to grow.

POWER SERVICE

The Power Service Sector complements the manufacturing activities of the Power Turbo-Systems and Power Environment Sectors by providing services to customers in all geographic markets.

Power Service supplies the following products and services:

•	a portfolio of services from spare parts and field services to full operation and maintenance packages;

•	refurbishment and modernisation of existing plants;

•	technical consultancy services;

•	tailor-made services and “value packages” (integrated solutions designed to meet specific customer requirements for asset life-cycle management, performance improvements, risk management, cost management or environmental compliance); and

•	new service product development.

Competitive Position

As of 2003, ALSTOM had installed major power generation equipment in more than 25% of the world’s power plants, according to the Utility Data Institute of the United States (UDI). This installed base of equipment should be key in securing customer service contracts and supporting sales of our Power Service Sector in the future, as existing power plants require operation, maintenance and repair, performance improvement and life-time extension services.

We believe the Power Service Sector is one of the world’s leading service providers to the power generation industry. Main competitors in service include other original equipment manufacturers of power generation equipment such as General Electric, Siemens-Westinghouse, Mitsubishi, and to a lesser extent Ansaldo.

The Power Service Sector’s competitive strengths are:

•	extensive global network in around 100 countries, with strong local service capabilities in all regions of the world;

•	large base of ALSTOM-supplied power generation equipment; and

•	a large service product portfolio, including parts (spare parts, reconditioned parts, workshop repairs), field service (outage management, field repairs, erection, construction, commissioning and supervision), consultancy and support (technical services, condition assessment, consultancy, training, monitoring and diagnosis, performance analysis), performance improvements (upgrades, uprates, modernisation, optimisation, life-time extension) and service agreements (inventory management, maintenance management, long-term service agreements, operation and maintenance).

Activities—Regions

Power Service has manufacturing and service sites located mainly in France, the UK, Germany, Switzerland, Sweden, Romania, the United States, Canada, Mexico, India, Australia, Croatia, Hungary, Poland, Denmark, Finland, Belgium, Italy and the Middle East.

In fiscal year 2004, Power Service was organised into five Service Regions, each with a geographic allocation of countries and local service centres, and one product-based business:

Region 1	North America

Region 2	Western and Southern Europe, Latin America

Region 3	Switzerland, Middle East

Region 4	Central and Eastern Europe, Russia, Indian sub-continent

Region 5	Northern Europe, North East Asia, South East Asia, Australasia

The Flowsystems business operates principally in Scandinavia and Eastern Europe (responsible for activities associated with the retained contracts of the former Industrial Gas Turbine Segment).

The Heat Exchange Business, formerly part of the Power Environment Sector, was also integrated into Power Service’s regional structure during the year.

Each Service Region has a consistent structure with at least one strong fleet/product unit as a platform to develop and support the business and to provide a strong focus to grow capability for the plant business.

Countries are responsible for their domestic market and the Profit & Loss for their own business. Countries with Fleet Ownership in addition support the service for their fleet on a global basis.

In addition, each of the Regions is responsible for one or more technologies and product fleets:

Region 1	Boilers (supplied by Combustion Engineering, ABB)

Region 2	Steam turbines, generators, boilers and heat exchange (e.g., supplied by Stein, Alsthom, Rateau, ACEC)

Region 3	Gas turbines (supplied by BBC, ABB)

Region 4	Steam turbines, generators, boilers (e.g., supplied by MAN, BBC, ABB, EVT, PBS)

Region 5	Steam turbines, generators, boilers, environmental systems (e.g., supplied by GEC, ICL, Zamech, Flaekt)

These fleet owners act as the home base for main components and manage and market existing product lines. In addition, they are required to develop competitive service products and support Local Service Centres in their domestic markets.

New organisation as of 1 April 2004

To increase efficiency, implement new product strategies and further streamline the organisation, Power Service Regions 2 and 4 were merged and responsibility for certain countries was reallocated as of 1 April 2004.

The Power Service Sector is currently organised as follows:

Region 1	North and Central America

Region 2	Continental Europe and Africa

Region 3	South East Europe, the Middle East and South America

Region 4	North Europe, North and South East Asia, India and Australia

Flowsystems business

Research & Development

Our R&D focus in Power Service is on development of differentiating products and services in anticipation of, or in response to, customers’ key drivers, including improvement packages, advanced repair solutions, upgrade packages, component life-time optimisation, retrofit products, on-site repair capabilities and monitoring and diagnostics.

Strategy

With a full service offering and extensive global and regional market coverage, we are in a strong position to grow our Power Service business in the future; our large installed base of equipment and the potential in service and modernization of equipment supplied by other manufacturers offer attractive opportunities. With the aim of further developing recurring service revenues, we will continue to focus efforts on securing long-term operation and maintenance contracts and on leveraging our broad product portfolio into long-term alliances and customer partnerships. We aim to become the leader in power plant expertise and know-how focusing on asset optimisation and life-cycle management; operational effectiveness and risk management; maintenance cost management and environmental compliance.

TRANSPORT

Transport designs, manufactures and supplies a broad range of products, systems and services to rail customers worldwide. This range includes fully integrated transport systems, rolling stock of all types, signalling and infrastructure as well as customer services in the fields of maintenance, renovation, customer training and technical consultancy.

Industry Characteristics

The Union of the European Railway Industries (Unife) has assessed the size of the global market accessible to its members as being approximately €36 billion in value per annum. Of this figure, and allowing for those elements of the total market in which ALSTOM is not currently active, we estimate that the overall size of the accessible market relevant to ALSTOM for rolling stock, signalling, infrastructure and service was in the region of €30 billion in fiscal year 2004. Additionally, the non-outsourced portion of the maintenance and renovation market had an estimated value of €15 billion, which presents further potential for future growth.

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

Higher speeds/Reduced journey times

Urbanisation has led to increasing demand for high-speed trains to link major urban centres. The “time is money” philosophy has caused many railways to invest heavily in order to reduce journey times in the expectation of greater patronage. This market, which is currently experiencing a turn-around following a period of decline in the 1990s, continues to be driven by Western Europe (notably Spain, France, Italy and the UK during fiscal year 2004), but increasingly other countries, notably in Asia, are looking to respond to the same demands with high speed rail solutions.

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

Growing emphasis on security, reliability and efficiency

Traditional and new operators around the world are showing growing interest in the proven benefits of new train control and train management systems, including increased safety, higher rail traffic density, lower maintenance costs and greater international harmonisation. As a result, the signalling market still continues to benefit from annual volume growth above the railway supply industry average.

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

Internationalisation

Internationalisation and the opening of national markets to international competition has occurred alongside deregulation and privatisation. It has led suppliers to seek growth opportunities in new geographic zones beyond their traditional domestic markets and to establish a local commercial and/or industrial presence. The globalisation of suppliers has increased pricing pressure, offset to a degree by the concentration of suppliers that has occurred.

The development of cross-border traffic for both freight and passenger services, as encouraged in particular by the European Union through its TEN-T priority project programme, is giving rise to new opportunities both for the construction of new lines and for the upgrading of existing lines to new international standards.

Competitive Position

Transport has successfully established an international presence through a strategy of organic growth in new geographic markets, complemented by selected acquisitions and alliances, in order to diversify market cycle risks.

Transport’s main customers reflect its worldwide presence and include private and public operators, such as SNCF (France), RENFE (Spain), Virgin (UK), SNCB (Belgium), FS/Trenitalia (Italy), Deutsche Bahn (Germany), Amtrak (US), KHRC (South Korea), CTA-Chicago, BNSF and NYCT (US), SJ and SL (Sweden), Santiago Metro (Chile), Caracas Metro (Venezuela), Shanghai Municipality (China), SBB (Switzerland), Connex (Australia) and NS (the Netherlands).

Based on orders, we are one of the world’s three leading providers in the railway supply industry. In particular, Transport has strong positions in high-speed trains, electrical and diesel multiple units, metros, traction systems, customer service and signalling. Our leading positions in all our product segments were confirmed by major contracts awarded this year.

Our principal competitors in the field of rail transport are Bombardier and Siemens, both of whom also offer a full range of products and services.

The key competitive factors for Transport are:

•	product scope;

•	technological compliance;

•	performance achievement;

•	customer service and assistance;

•	life cycle cost competitiveness; and

•	worldwide presence.

Product scope, size and international presence are necessary for a supplier to participate in major project-based undertakings, to sustain a steady revenue stream that counterbalances the effects of investment cycles in individual economies, and to adequately cover the necessary sales, marketing and research and development costs. As a result of deregulation and privatisation, a supplier may also develop a competitive advantage through its ability to provide bundled offerings (e.g., the supply of trains, plus a signalling system, plus associated services, all as one package), after-sales service support and increased added value to customers in the form of product and component standardisation. However, products and services in our industry are still highly customised, as national or private rail operators continue to have specific requirements and infrastructure constraints.

Activities—Businesses and Product Lines

Transport has an international organisation, with 32 major production and service sites around the world and a dedicated sales force on all five continents. Transport’s principal production sites are in Belgium, Brazil, Canada, China, France, Germany, Italy, The Netherlands, Poland, Spain, the UK and the US.

During fiscal year 2004, Transport was reorganised into four customer-focused regional businesses (Northern Europe, Southern Europe, the Americas and Asia Pacific).

In addition, a single worldwide Operations Group was created, consisting of:

•	five product lines: rolling stock; maintenance; infrastructure; information solutions and systems;

•	a components organisation to catalogue internal and external products; and

•	a projects office to manage and allocate resources to projects worldwide.

Rolling Stock

The rolling stock product line comprises the design, development, production, testing, delivering and commissioning of:

•	very high-speed and high-speed trains;

•	tilting trains;

•	diesel and electrical locomotives;

•	mass transit (tramways, metros, light rail vehicles, electrical and diesel multiple units);

•	conventional passenger trains for regional networks, such as double-deckers;

•	freight cars;

•	bogies (wheel and suspension assemblies for railcars); and

•	components.

The standard product line for main line passenger transportation needs covers:

•	TGV™* for very high-speed networks;

•	PENDOLINO™ for high-speed trains;

•	PRIMA™ for locomotives; and

•	TILTRONIX™ for tilting technology and equipment.

The standard product line for urban, suburban and regional passenger transportation includes:

•	CITADIS™ for tramways and light rail vehicles;

•	METROPOLIS™ for mass urban transport;

•	X’TRAPOLIS™ for suburban trains; and

•	CORADIA™ for inter-city train.

Information Solutions

The Information Solutions product line includes a wide range of products and solutions such as:

•	train control and supervision systems;

•	hardware and software for train control information systems;

*	TGV is a trademark of SNCF.

•	control centres; and

•	signalling products, including point machines, level crossings, signal lights and interlocking.

Information Solutions provides innovative solutions for complete train control and train management systems. It also covers full signalling and train control maintenance and on-site assistance.

Rolling Stock Maintenance

Maintenance offers public and private rail transport operators a broad range of services for train life management, including:

•	maintenance;

•	renovation;

•	technical support and assistance;

•	replacement parts;

•	supply chain management; and

•	infrastructure and rolling stock management.

Infrastructure

The infrastructure product line provides infrastructure for main line and urban transportation including:

•	signalling and train control;

•	station utilities;

•	track installation;

•	depot workshops; and

•	power supply including catenary and sub-stations.

Systems

The Systems product line covers:

•	complete rail transport turnkey systems (including infrastructure, signalling and rolling stock) from construction to operation;

•	infrastructure and complete system maintenance; and

•	concession development (including Build-Operate-Transfer projects).

The Systems product line acts as system engineer, system integrator, project manager and coordinator in conjunction with other Transport product lines, allowing us to offer our customers complete multi-disciplinary integrated solutions.

Strategy

Transport’s strategy has evolved from a growth, development and penetration strategy to one of selectivity, with consolidation being an important aspect for the coming years. This, along with cautious further growth, should allow us to consolidate our strong positions in selected markets and to improve profitability by:

•	taking advantage of markets where growth is still strong, for example, in Europe;

•	delivering our new contracts successfully to confirm our strong position in the United States and Canada;

•	continuing to develop our non-manufacturing activities in service and signalling; and

•	developing technological advantages by further innovation within existing product ranges.

Research & Development

Transport’s research and development activities focus on the development of strategic products and platforms and improvement of current rail technologies, with the aim of strengthening our position as a world recognised rail technology leader in noise reduction, crash prevention, ride comfort, reliability, availability and environmentally-friendly solutions.

Product development programmes include:

•	a new 4-voltage electric freight locomotive;

•	the implementation of our high speed train strategy, based on two core products : the new high-capacity Duplex TGV and the fully-articulated electric multiple unit (EMU) which operates at speeds of up to 350 km/h;

•	the further development of the CORADIA regional trains range; and

•	ERTMS (European Rail Traffic Management Systems) improvements.

Platform developments focus on:

•	ONIX™ traction drive range and the implementation of a new generation of drives based on synchronous permanent magnet motors;

•	further improving and testing our high speed tilting platform, TILTRONIX;

•	train control and monitoring systems to predict maintenance needs; and

•	passenger information systems and close circuit television (CCTV).

MARINE

Our Marine Sector is a specialised shipbuilder based in France focusing on complex, high value-added segments of the marine market such as:

•	passenger ships, notably cruise-liners, high-speed ferries and large private yachts;

•	LNG (liquefied natural gas) carriers and FPSO (Floating Production, Storage and Offloading) vessels or structures;

•	surface naval vessels; and

•	research and scientific vessels.

Industry Characteristics

The main trends currently affecting the industry include:

Cruise-Ship Market

The strength of the cruise-ship market is based principally on the market for cruise holidays, although the relationship is not direct, as orders are generally placed as much as three or four years prior to delivery. The largest share of cruise-ship passengers is in the US, with an average growth rate in passenger numbers of 8.4% from 1980-2002, with a higher increase of 10.6% in 2002 and an estimated growth rate of 9% in 2003. However, this form of leisure is still under-developed since the percentage of the US population who go on cruises, although rapidly increasing from 1.5% in 1995, was still less than 2.4% in 2002; its potential development is forecast at around 2.6% in 2005 and 3.0% in 2010 (source: G.P. Wild); 8.3 million North Americans are estimated to have cruised in 2003, i.e., 9% more than the record number of 7.6 million in 2002, according to Cruise Lines International Association. In Western Europe, the market is much less developed: 0.26% of the population took cruises in 1995, 0.59% in 2002 and is forecast to reach 0.74% in 2005 and 0.96% in 2010.

Further to the September 11 attack and the subsequent war in Iraq, in addition to a current weakness in general consumer demand, the cruise industry has faced a series of unprecedented market conditions which have affected demand for cruises, especially in North America. However, according to G.P. Wild, despite these difficulties, the cruise-market appears to be recovering more rapidly than any other sector of the travel and tourism market, and the outlook for 2004 looks more promising than has been the case since 11 September 2001.

With very few new orders registered worldwide since 2001 and the deliveries which have taken place since 2001, the industry’s global order-book, which at the end of 2001 comprised 38 ships, fell to 30 ships at the end of 2002 and to 19 at the end of 2003. If the cruise industry is to achieve its long-term growth objectives, the rate of new orders will need to be accelerated. We therefore believe that prospects for recovery are sound. In fiscal year 2004, while no new ship order was registered in the first half of the year by any shipbuilder, three new orders were granted in the third quarter and four orders, two of which for ALSTOM Marine in the fourth quarter.

Subsidies

The world shipbuilding industry was, until recently, characterised by direct and indirect government subsidies and various other forms of state aid in favour of shipbuilders. In December 2000, the European Council of Ministers for Industry confirmed the suppression of all direct government shipbuilding subsidies within the European Union. This ruling applies to all shipbuilding contracts signed and performed since 1 January 2001 or deliverable after 31 December 2003. The Council also asked the European Commission to monitor shipbuilding competition from outside the European Union and to report on unfair practices. As a result of the new ruling, we have received no subsidies for any orders taken after 1 January 2001 or deliverable after 31 December 2003. Consequently, orders for which subsidies are receivable will trade out of our backlog completely over fiscal year 2004, with the exception of LNG carrier orders which benefit from temporary measures set up the European Union to combat the unfair pricing practices of Korean yards.

Customer Financing

Some Marine customers request financing assistance in connection with the purchase of new cruise-ships. Therefore, in addition to shipbuilding and project management expertise, Marine has in the past provided technical assistance to its customers in obtaining appropriate financing for their projects, and in some cases indirect financial support. While these cases of customer support allowed Marine to increase the number of its customers in the past, they have also resulted in increased financial exposure for us. This was manifested in the bankruptcy of Renaissance in 2001, previously one of our largest customers, and more recently by the default of Festival on debt repayment and the subsequent seizure in January 2004 by the lending financial institutions and/or current owners of the ships operated by Festival, the three newest of which had been built by ALSTOM Marine. We have not made commitments to provide vendor financing for our Marine Sector since 1999 and do not intend to make any such commitments in the future. For further information on Marine vendor financing and its impact on us, see “Item 5. Operating and Financial Review and Prospects—Marine—Renaissance and Festival” and “Item 3. Key Information—Risk Factors—We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer default or bankruptcy”. See also Notes 25(a) and 27 to the Consolidated Financial Statements.

Competitive Position

The main competitors in the cruise-ship market are European and include Fincantieri (Italy), Kvaerner Masa Yards (Finland) and Meyer Werft (Germany). As ALSTOM and its three major competitors account for 75% to 85% of the world cruise-ship orderbook, the market remains highly concentrated.

This market has high barriers to entry, requiring specialised yard facilities and highly-developed engineering capabilities, such as Marine’s at Saint-Nazaire, France, in addition to an extensive and reliable sub-contractor network.

In the LNG tankers market, our main competitors are Korean, namely Daewoo, Hyundai and Samsung, and Japanese, mainly Mitsubishi Heavy Industry (MHI). The market remains active, in particular in China, which is building LNG terminals as part of its overall energy diversification policy and is preparing its yards to begin constructing LNG carriers for domestic needs.

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

In fiscal year 2004, a small yard located at Saint-Malo, France and operated by ALSTOM Leroux Naval was closed.

Strategy

To address the recent difficulties in the cruise-ship market and capitalise on our ship-building technology, our strategy in Marine is to improve our position as one of the world leaders in cruise-ship building by focusing on cost, technology, quality, and punctuality in delivery, while enhancing opportunities for diversification and adapting our facilities to a smaller cruise-ship building market for the coming years.

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

Over the longer-term we seek to participate in the required restructuring of the ship-building industry through partnerships and alliances at the national or international level, in order to consolidate the development of our Marine Sector and to limit the downward cycles which are typical of the merchant ship-building market and adversely impact its economic performance.

POWER CONVERSION

The final link in the “power supply chain”, focusing on converting electrical energy into productive plant and machine performance, Power Conversion provides electrical engineering, systems integration and associated services for the control and automation of industrial processes. It also manufactures and supplies a wide range of electrical products and power electronic equipment, including motors and generators, drives and drive systems.

Following the sale of ALSTOM’s Transmission & Distribution activities, Power Conversion now operates as a stand-alone business within ALSTOM.

Industry Characteristics

In the marine and offshore market, the main growth drivers are large naval US and UK projects such as the Type 45 Destroyers, CVF Aircraft Carriers, T-AKE Auxiliary Ships and DDX Destroyers. Power Conversion expects strong growth in the naval, offshore and merchant marine market up until 2006/07 and beyond. However, large defense projects are subject to investment delay depending on a variety of political issues, e.g., the impact of the Iraq war. This may lead to programme slippages, as was the case during 2003/04.

The metal industries market experienced a decrease during the last three years in parallel with an increased concentration of main producers. However, Power Conversion believes that this trend is coming to an end due to the absorption of previous over-capacity and estimates an overall compound annual growth rate (CAGR) of 3% between 2003/04 and 2006/07, with a 6% CAGR in China.

The electric drives global market continued to grow in fiscal year 2003/04, with annual volume growth at 6%. The global search for energy efficiency and the limitation on CO2 and NOx emissions (“Kyoto Effect”) should lead to increased use of electric variable speed drives. Power Conversion estimates an overall CAGR between 2003/04 and 2006/07 of 3% with the following electric drives markets demonstrating the largest growth increases: renewables (wind energy), oil and gas (in particular electric drives for gas compression a substitute market for gas turbines) and material handling.

Like the electric drives market, the motors and generators market is growing. Power Conversion expects this trend to continue until 2006/07 at an overall CAGR of 4% and anticipates that the following motors and generators markets will show the greatest growth: marine propulsion, wind power generation, oil & gas and customer services.

Competitive Position

In all its markets, Power Conversion’s recognised strengths are:

•	technical expertise backed up by a portfolio of leading-edge products;

•	long-standing experience; and

•	capabilities as an integrator of complicated systems.

Power Conversion competes worldwide across various market segments with a limited number of international groups such as ABB, Siemens, ASI Robicon and TMEIC (Toshiba Mitsubishi-Electric Industrial Systems Corporation). In the metal industries market, competitors also include mechanical suppliers such as SMS Demag (Germany), Danieli (Italy) and VA Tech (Austria). Rolls-Royce is a strong competitor in the naval market, and Kongsberg in the offshore market for dynamic positioning systems.

Activities

Power Conversion operates globally and is organised geographically with principal sites in six countries: France, Germany, the UK, the United States, Brazil and China.

Its main markets are:

•	marine, offshore, naval;

•	metals industries and materials handling;

•	oil & gas;

•	power generation; and

•	renewable energy.

Marine, offshore, naval

In the marine, offshore and naval market, Power Conversion supplies a global solution including power & propulsion systems, automation & vessel control systems and dynamic positioning systems.

Metals industries and materials handling

In metals processing, Power Conversion provides complete solutions for the control and optimisation of metals production and processing for steel, aluminium, copper and brass manufacturers. That includes all electrical equipment and drive and automation systems.

In materials handling, Power Conversion supplies variable speed drives and automation systems for all types of cranes, ship loaders and unloaders as well as crane management systems.

Oil & gas

In the oil and gas market, Power Conversion supplies mainly electric motors and variable speed drive systems in particular for compressors, including its market leading high-speed motors.

Power generation

In power generation, Power Conversion supplies motors and generators as well as static frequency converters and excitation systems.

Strategy

Power Conversion aims to continue to take advantage of its unique technology in naval propulsion to strengthen its position in the US Navy market whilst focusing on the more profitable segments of its markets and developing its service business.

It will streamline the organisation, achieve product and offer standardisation, rationalise the manufacturing base and dramatically improve operational efficiency.

Power Conversion’s objective is to increase market penetration in targeted geographic regions of the world such as China, Brazil, Russia and India.

Research & Development

Power Conversion strives to ensure that its products and technologies are always on the cutting edge. In line with market pull and technology push, the emphasis is on having a competitive, differential advantage in target market segments (advanced induction machine for naval propulsion, Prowind drive for wind energy, high speed motor for gas compression) and on cost reduction through standardised design.

The MV7000, a powerful and compact medium voltage range of drives based on press-pack IGBT semiconductor components, is scheduled for introduction to the market in calendar year 2004.

Work on new technologies is focused on permanent magnet materials which enable offshore wind power applications with size, weight, efficiency and reliability advantages; on super conductivity solutions that should be at the forefront of future compact solutions; and on the implementation of new semi-conductor devices.

TRANSMISSION & DISTRIBUTION

Our Transmission & Distribution (T&D) Sector provided products, systems and services for the medium and high-voltage markets. Its products are used to transmit and distribute electricity from the generator to the large end-user, to ensure the reliability, quality and safety of energy flows and to operate efficient networks through information management.

ALSTOM signed a binding agreement for the sale of its transmission and distribution (T&D) activities to Areva in September 2003 for a selling price (subject to closing adjustments) of €957 million, excluding the Power Conversion business, which remains within ALSTOM. Pursuant to the authorisations received from the European Commission and from the US anti-trust authorities, ALSTOM completed the sale of virtually all its T&D activities in January 2004.

The transfer to Areva of the remaining T&D activities will be progressively completed once the relevant local regulatory and other authorisations are obtained. For more information, see “Item 5. Operating and Financial Review and Prospects—Status of Our Action Plan and Main Events of Fiscal Year 2004—Disposal programme—Disposal of our Transmission & Distribution (T&D) activities”.

Environment, Health & Safety Management Policy (E.H.S.)

We recognise our obligation to our stakeholders, employees, customers, suppliers and the communities at large in which we operate, to provide a safe workplace and safe products, to minimise the impact of our operations on the environment and to protect our industrial and commercial assets.

To this end, we have put in place a global policy covering the management of Environment, Health and Safety risks at an individual operating unit level, to achieve a high level of performance including strict compliance of local norms and regulations. The global policy is designed and co-ordinated at corporate level and is adapted and implemented locally. We have selected independent risk specialists, ALLIANZ and URS, to carry out throughout the world the Corporate EHS annual audit programme of our manufacturing sites. ALLIANZ and URS are also supporting the operating units in the creation of specific action and improvement plans. The completion of the action plan is measured and followed up through a monthly corporate reporting process. Through our environmental management programme, we seek primarily to:

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

We have established Environmental, Health and Safety co-ordination in order to improve the coherence of the prevention programmes. We have created Environmental, Health and Safety follow-up indicators, as well as a system of reporting.

During fiscal year 2004, 58 EHS audits were carried out by ALLIANZ and URS and have been reviewed by the local managing directors in order to validate the areas of improvement suggested by the auditors. The cost of these external audits amounted to €179,000 for fiscal year 2004. After three years spent for the implementation of our integrated audit programme “Environmental, Health and Safety”, we are now auditing our sites according to a criticality grid, which takes into account the results of previous audits and improvements achieved, which has led us to reduce the number of external audits. In addition to external audits, we have launched an internal environmental audit programme in the end of 2003. During fiscal year 2004, 20 of our employees have been trained and 30 audits have been carried out on the basis of ALSTOM’s system of reference used by URS.

Insurance

Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to our estimation of the maximum foreseeable loss, both for property damage and liability insurances. This estimate is made within the framework of industrial risk management audits that we conduct for property damage and depends on the evaluation of the maximum legal risk considering the various activities of our Group for our civil liability. We have put in place a global policy covering the management of environmental, health and safety risks described above, as well as internal control procedures for the review of tenders and contracts in progress.

All our Group policies were renewed on 1 January 2004 for a duration of 12 months. This renewal was conducted in a more stable insurance market environment than in the previous years. Our ability to renew in the future our insurance coverage will continue to depend on availability of insurance capacity and competition in the market, the scope of coverage offered by insurers and our own loss experience. In particular we cannot be sure that we will be able to renew our policies in 2005 at equivalent coverage or premium.

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

In addition to Group policies, we purchase, in the various countries where we are present, policies of insurance of a mandatory nature or designed to cover specific risks such as automobile or worker’s compensation or employer’s liability.

Our Group insurance policies, including limits on coverage and premiums, are described in greater detail below. This presentation is a summary which cannot take into account all restrictions and limits applicable to our policies. Furthermore for reasons of confidentiality and protection of the interests of the Company it is not possible to describe exhaustively all policies.

•	Property damage and Business interruption:

•	The insurance programme covers accidental damage and consequent business interruption caused by fire, explosions, smoke, impact of vehicles and aircraft, storm, hail, snow, riot, civil commotion, water damage and natural events to industrial, commercial and administrative sites of the Group named in the policies.

•	The programme is in two layers, for an overall limit of €350 million per event.

•	Sub-limits apply in particular for natural events (these sub-limits vary according to the insured sites and the type of events) for machinery breakdown and accidental events other than those named in the policy.

•	Coverage is subject to usual limitations and exclusions, in particular: war, civil war, terrorism, nuclear reaction, and certain natural events normally insured in national pools.

•	Civil liability resulting from operations or products:

•	The Group insurance programme covers the financial consequences of liability caused to third parties because of our operations or products and services.

•	The programme has four layers of insurance for an overall limit of €600 million per event and in annual aggregate. Sub-limits are applicable.

•	The policy is subject to usual limitations and exclusions of policies of this type, in particular, war, nuclear reactions, work accidents, Directors and Officers liability, automobile liability, consequences of contractual obligations more onerous than trade practice, as well as damages caused by products such as asbestos, formaldehyde, lead, organic pollutants as well as those caused by toxic mould, magnetic fields and electronic viruses.

•	Transport insurance:

•	The policy covers damages to transported goods irrespective of the mode of transportation: sea, land or air, anywhere in the world; coverage is extended to war risks (however, some territories are excluded).

•	The policy limit is €70 million; sub-limits are applicable notably during storage at packers or subcontractors.

•	The policy is subject to limitations and exclusions generally applicable to policies of this type.

The total amount of premiums paid for calendar year 2004 for the three types of insurance listed above was approximately €50 million.

•	Damage during installation and construction:

•	A construction and installation policy covers damage to equipment being installed by the Company for contracts having values of less than €100 million; this policy applies differently according to the Sectors of the Group and according to the countries involved.

•	The insurance limit is €100 million; sub-limits apply.

•	The policy is subject to customary limitations and exclusions; in particular it excludes war, radioactive contamination and terrorism (except France).

•	The provisional premium for calendar year 2004 is €6.2 million; this premium will be adjustable in 2005 according to the actual level of activity 2004.

•	Specific policies are put in place for contracts exceeding €100 million in value or to cover contracts not covered in the above described policy. This is the case for insurance of vessels under construction at Chantiers de l’Atlantique.

We benefit from a re-insurance vehicle (through a captive cell of an insurance company) which we used in calendar 2003 to self-insure property damage and business interruption risks up to €5 million in certain countries. It was also used to self-insure liability risks in certain countries up to €2 million. This vehicle was not used in calendar year 2004. All risks previously self-insured through this captive have been transferred to insurers or retained through deductibles for calendar year 2004.

C.    Organisational Structure

Set forth below is a simplified organisational chart of ALSTOM(1) as of 31 March 2004:

(1)	Unless otherwise stated, companies are wholly-owned. Each number in a box indicates the ultimate holding company with the same number that holds its shares.

(2)	We have reorganised our Power Sector in three new Sectors: Power Turbo-Systems, Power Service and Power Environment. This reorganisation is effective as from 1 April 2003. No company listed above has an activity exclusively dedicated to one of these three new Sectors, except ALSTOM Power Centrales (France), which is dedicated to the Power Turbo-Systems Sector, ALSTOM Power Service GmbH (Germany), which is dedicated to the Power Service Sector, and ALSTOM Power Boiler GmbH (Germany), which is dedicated to the Power Environment sector.

(3)	On 25 September 2003, we signed an agreement to sell our T&D Sector (other than the Power Conversion business) to Areva. This transaction closed in January 2004.

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

The three Power Sectors have manufacturing and service sites located mainly in France, the UK, Germany, Switzerland, Sweden, Spain, Romania, the United States, Canada, Mexico, Argentina, Brazil, Japan, China, India and Australia. Transport has manufacturing sites and service locations in France, the UK, Germany, Belgium, Spain, Poland, Romania, Italy, China, the United States, Canada, Mexico and Brazil. Marine has manufacturing sites and service locations in France.

We continue to implement our programme to dispose and lease back certain of our real estate assets, which is described in “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

We believe that our principal manufacturing facilities are suitable and adequate for our use and generally have sufficient capacity for existing needs and expected near term growth.

For a discussion of environmental matters affecting the use of our property, plant and equipment as well as us generally, see “Item. 3 Key Information—Risk Factors—We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate” and “—Environment, Health & Safety Management Policy (E.H.S.)”. Additional information regarding ALSTOM’s property, plant and equipment is set forth in Note 9 to the Consolidated Financial Statements.

[THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FISCAL YEAR 2004

You should read the following discussion together with the 31 March 2004 Consolidated Financial Statements, “Item 4. Information about ALSTOM—Business Overview” and “Item 3. Key Information—Risk Factors” included elsewhere in this Annual Report on Form 20-F. During the periods discussed in this section, we undertook several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and as adjusted for business composition and exchange rate variations to improve comparability. We describe these adjustments under “—Change in Business Composition and Presentation of our Accounts, Non-GAAP measures—Comparable basis” below.

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

The Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 and 31 March 2003 included in this Annual Report on Form 20-F for the year ended 31 March 2004 differ from our Consolidated Financial Statements published in France and adopted at our General Shareholders’ Meeting on 2 July 2003 for the year ended 31 March 2003 and as approved by our Board of Directors on 25 May 2004 for the year ended 31 March 2004. These differences relate to the accounting in fiscal year 2003 for the effects of US$94 million (€94 million in the year ended 31 March 2003 and €80 million in the year ended 31 March 2004) of increased provisions, accrued contract costs and other payables recorded as a result of changes in estimates of costs to complete on contracts in our Transport Sector. Under French rules, because these increased costs were identified and recognised following the approval of the Consolidated Financial Statements, they were recorded in the financial statements published in France for the year ending 31 March 2004. Under US rules, because these differences were identified and recognised prior to the completion of the preparation of the accounts for our Annual Report on Form 20-F for the year ended 31 March 2003, we were required to modify our Consolidated Financial Statements for the year ended 31 March 2003 to reflect these increased costs. The adjustments to our French GAAP published accounts for the year ended 31 March 2003 were an increase in cost of sales of €94 million, a corresponding increase in operating loss, and a partially offsetting increase in income tax credit of €38 million. As a result, the net loss for the year ended 31 March 2003 included in this Form 20-F increased by €56 million compared to the Consolidated Financial Statements published in France and adopted at the General Shareholders’ Meeting on 2 July 2003. Our Consolidated Financial Statements for the year ended 31 March 2004 as approved by our Board of Directors on 25 May 2004 and to be presented for adoption to the General Shareholders’ Meeting to be held in early summer 2004 include these changes in estimates of costs to complete. Consequently, the Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 included in this Form 20-F have been modified. See Note 1(c) to the Consolidated Financial Statements.

ALSTOM has prepared the Consolidated Financial Statements assuming that it will continue as a going concern, on the assumption that it will be able to:

•	secure contract bonding and guarantee facilities to meet its normal business activity;

•	successfully negotiate new covenants with its lenders;

•	obtain all necessary approvals from the European Commission; and

•	generate operating income and cash flow sufficient to respect covenants or waivers being granted, thus ensuring continued availability of debt financing.

However, ALSTOM’s independent auditors, Ernst & Young and Deloitte Touche Tohmatsu, included an emphasis of matter paragraph in their auditors’ report which states certain conditions exist which raise substantial doubt about ALSTOM’s ability to continue as a going concern in relation to the above. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. See “Independent Auditors’ Report” at page F-2 of the Consolidated Financial Statements.

OVERVIEW

Today, we serve the energy market through our activities in the field of power generation and the transport market through our activities in rail transport and marine. We design, supply and service a complete range of technologically advanced products and systems for our customers, and possess a unique expertise in systems integration and through-life maintenance and service.

We believe the power and transport markets we operate in are sound, offering:

•	solid long-term growth prospects based on customers’ need to expand essential infrastructure systems in developing economies and to replace or modernise them in the developed world; and

•	attractive opportunities in service and systems.

We believe we can capitalise on our long-standing expertise in these two markets to achieve competitive differentiation. We are strategically well-positioned for the following reasons:

•	we are one of the top three players in all major market segments;

•	we benefit from one of the largest installed bases of equipment in power generation and rolling stock, which should enable us to grow our service business;
•	we are a recognised technology leader in most of our fields of activity, providing best-in-class technology; and

•	we have global reach, with a presence in around 70 countries worldwide.

Status of our Action Plan and Main Events of Fiscal Year 2004

On 12 March 2003, we presented our new strategy and action plan to overcome three key difficulties: an insufficient level of profitability and cash generation, problems with the GT24/GT26 gas turbines sold in past years and, to a lesser extent some individual contracts, and a high level of debt. Our action plan comprises three main elements:

•	focusing ALSTOM’s range of activities by the disposal of some assets;

•	improving operational performance and adapting to market conditions; and

•	strengthening our financial base.

We achieved significant progress during fiscal year 2004 and in particular we:

•	put into place a more efficient organisation;

•	increased proceeds from disposals, secured to date, to €2.6 billion, mainly by the disposal of our Industrial Turbines businesses and of our T&D activities;

•	achieved substantial progress in resolving specific operational problems concerning GT24/GT26 heavy duty gas turbines and UK trains;

•	successfully re-introduced in the market our GT24/GT26 gas turbines by obtaining a significant contract for three turbines and related service in Spain;

•	launched restructuring plans which are progressing well; our workforce, within the remaining activities, has been reduced by approximately 5,500 employees during fiscal year 2004; and

•	reached agreement on a comprehensive financing package to strengthen our financial structure which was then implemented during the fiscal year, including a capital increase and the issuance of bonds mandatorily reimbursable with shares. Part of this agreement is subject to approval from the European Commission. Please refer to “Recent Developments” further in this section.

Putting into place a more efficient organisation

Implementation of a more efficient organisation in the Sectors

Our former Power Sector, which accounted for more than half of Group sales in fiscal year 2003, was reorganised into three new Sectors in fiscal year 2003: Power Turbo-Systems, Power Environment and Power Service, with the former Power Sector management layer removed. The new structure is reflected in the figures presented in this section. For further commercial efficiency, Power Turbo-Systems and Power Environment have been under the same management line since February 2004; this will promote greater consistency of action towards our customers and increase co-operation between these Sectors. See as well “Item 4. Information about ALSTOM—Business Overview—Power Sectors”.

On 7 October 2003, the management of our Transport Sector announced a new organisation, effective as of 1 January 2004. The Sector is now organised in four international regions, with strengthened customer focus and with clearer definition of responsibility for project execution.

A simpler and more reactive Group-wide structure has been implemented, with clearer profit and loss accountability in the Sectors. Empowerment and full responsibility are given to the Sector management with a clearer relationship between business and country organisations.

Reorganisation of International Network and Corporate

Our objective is to both improve efficiency and reduce our overheads significantly, notably through the simplification of administrative processes and a reduction of management layers. Some central functions have been reallocated to the Sectors or eliminated. As a consequence, the Corporate and International Network organisations have been reorganised and the number of related employees reduced. Overall, savings are targeted to reach 35% of related costs as compared with fiscal year 2003 on an annual basis by March 2005. Vigorous plans have also been launched in the Sectors where the target is to save 15% of overhead costs in each Sector by March 2005. On a comparable basis, savings on selling and administrative expenses for the Group during the fiscal year 2004 reached 9% against the previous fiscal year.

Stricter risk management

We are exercising a stricter control of the contractual terms and conditions and the margins in our orders in hand, notably with the creation of a Central Risk Committee headed by the Chairman and Chief Executive Officer. This committee was set up in March 2003 to review all major bids and contracts under execution and to strengthen the risk review process. It meets on a monthly basis.

We are continuously improving risk management processes in the Sectors and have set up a project database by Sector allowing more efficient central control and follow-up of margins by contracts on a regular basis.

Disposal programme

We made disposals of €2.6 billion during fiscal years 2003 and 2004 with:

•	€473 million of proceeds from the sale of real estate and from investment in real estate, of which:

During fiscal year 2003:

•	€231 million achieved through the disposal of real estate; and

•	€36 million from the sale of real estate investment.

During fiscal year 2004:

•	€138 million from proceeds from the disposal of 15 sites, mainly in France, Spain, Switzerland and Belgium in April 2003;

•	€10 million, in July 2003, in respect of the disposal of one site in France; and

•	€58 million received to date for the sale, in the last quarter of the fiscal year 2004, of real estate mainly in Valencia San Vicente in Spain and Saint Ouen in France.

•	€2,131 million of proceeds from business disposals of which:

During fiscal year 2003:

•	€151 million with the disposal of our activities in South Africa and of our captive insurance company.

During fiscal year 2004:

•	€970 million of gross proceeds expected from the sale of our Industrial Turbines businesses (of which €784 million of proceeds net of cash sold and costs incurred were received in fiscal year 2004, €27 million of net proceeds were received since 1 April 2004, and €125 million are held in escrow);

•	€957 million of gross proceeds from the sale of our T&D activities, subject to closing adjustments (€632 million of proceeds net of cash sold and costs incurred were received in fiscal year 2004, €89 million were held in escrow, and €188 million of cash sold and other closing adjustments are claimed from the acquirer, which is contesting this amount); and

•	€53 million of gross proceeds from the sale of a coal power plant investment in China and several minor activities (€38 million of net proceeds have been received to date).

Pursuant to our new financing package and subject to approval by the European Commission, we have committed to dispose some other activities. For more details, please see “—Recent Developments”.

Disposal of our Industrial Turbines businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG.

The first transaction covered our small gas turbines business, and the second transaction covered our medium-sized gas turbines and industrial steam turbines businesses. In the fiscal year ended 31 March 2003, the Industrial Turbines businesses generated sales of approximately €1.25 billion and had an operating margin of approximately 7%. At 31 March 2003, these businesses employed around 6,500 people.

On 30 April 2003, we announced the closing of the sale of the small gas turbines business. Completion of this transaction followed receipt of a formal derogation from the European Commission under EC Merger Regulations, allowing ownership of the business to be transferred to Siemens AG with immediate effect. On 10 July 2003, we announced that the European Commission had granted formal clearance under EC Merger Regulations for the disposal of both the small gas turbines and the medium gas turbines and industrial steam turbines businesses.

On 1 August 2003, we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. Completion of this second stage of the disposal followed approval from both the European Commission and US merger control authorities.

All other minor sites of our Industrial Turbines businesses have since been transferred to Siemens following the completion of legal procedures relating to competition laws and transfer procedures in certain jurisdictions. To date we have received net proceeds of €811 million from the disposal of these businesses and an additional €125 million is currently being held in escrow to cover certain post-closing adjustments and indemnities, if any. €62 million of these escrowed amounts were to be released to us on 3 May 2004, but to date have not been received. The remainder should be received on 2 May 2005.

Disposal of our Transmission & Distribution (T&D) activities

The process to dispose of the T&D Sector was announced on 12 March 2003. On 25 September 2003, we signed a binding agreement to sell our T&D activities (our T&D Sector excluding the Power Conversion business) to Areva for gross proceeds of €957 million, subject to closing adjustments. This transaction was closed on 9 January 2004, except for some minor businesses located in jurisdictions where transfer procedures are ongoing. As of 31 March 2004, we had received proceeds net of cost incurred of €632 million from Areva, and a further €89 million were held in escrow to cover closing adjustments and the value of the businesses still to be transferred. In addition, €188 million of cash sold and other closing adjustments are claimed from the acquirer, which is contesting this amount.

Progress on specific operational problems

GT24/GT26 heavy-duty gas turbines

GT24 and GT26 gas turbines, with outputs of around 180 MW and 260 MW, respectively, are the largest of our extensive range of gas turbines. The technology was originally developed by ABB in the mid-1990s, with most sales made prior to the acquisition by ALSTOM. At the start of the commercial operation of the second generation, or “B” version turbines, in 1999 and 2000, a number of technical issues were identified, indicating that the turbines would not meet contractual performance obligations. For a discussion of the history of the GT24/GT26 gas turbines and the issues that we have faced with these products, see Note 20 to the Consolidated Financial Statements.

We have implemented several technical improvements to the turbines, which generally permit flexible and reliable operation of the fleet. Cumulative plant reliability since start of commercial operation is now 97% for the GT24/GT26 fleet. Operational reliability and flexibility are important factors for our customers, particularly for those in merchant markets.

Our confidence in the technology is being reinforced by major progress achieved to date. Modifications aimed at delivering enhancements to output and efficiency have been designed, validated, tested and are being implemented as follows:

•	Compressor mass flow and efficiency increase for GT24 and GT26, with increased electrical output. It has been successfully implemented on eight engines in Mexico, USA, Spain, UK and Ireland, totalling 25,000 hours of operation. The fleet lead unit, with the new compressor, has now been in operation for more than 8,600 hours. This compressor is now part of the standard design for new engines;

•	Dual Fuel Capability—Successful demonstration in operation. The system is now available for commercial application on both existing and new gas installations; and

•	Life-time Package—Eight engines have been fitted with a blade improvement package, and after 7,000 hours of operation on the lead unit, inspection shows a fully satisfactory behaviour. The eight units have now accumulated more than 32,000 hours of operation.

The 74 machines in service today had accumulated over 900,000 operating hours at high reliability levels.

As a consequence of the technical improvements implemented on our GT24/GT26 gas turbines, we are now back in the large gas turbine market. The successful re-marketing of the GT26 machine was demonstrated by the securing of a significant contract for three GT26 turbines in Spain for Gas Natural. This contract, awarded by a customer who is already operating ALSTOM GT26 gas turbines, is a significant sign that both technology and performance are now fully in line with this customer’s expectations.

The commercial situation with respect to the 80 GT24/GT26 gas turbines initially sold continues to improve: as of today, 74 units are in commercial operation (73 as of 31 March 2004), one is in commissioning (two as of 31 March 2004), one is in construction and for four units the contract has been cancelled.

Today, we have reached commercial settlements for 64 units out of the 76 sold. Under agreements covering to date 20 of the units (22 as of 31 March 2004), the Group is committed to or otherwise has the opportunity to make upgrade improvements within agreed time periods. The other units in commercial operation are either under normal warranty or have had those warranty periods expire. All of the cases of client litigation which affected seven units as of March 2003 are now resolved via satisfactory commercial settlements. There are commercial disputes involving contractual arbitration ongoing with respect to two projects for which the customers have accepted the turbines, but allege that contractual penalties are due in amounts contested by the Group.

Cash outflow related to the GT24/GT26 gas turbines over fiscal year 2004 at €766 million has decreased as compared with €1,055 million in fiscal year 2003 and was better than the €800 million expected. We expect our cash outflow related to the GT24/GT26 gas turbines issue to be around €500 million and €200 million in fiscal years 2005 and 2006, respectively.

As of 31 March 2004, we retained €738 million of related provisions and accrued contract costs compared with €1,655 million as of 31 March 2003, both after taking into account an exposure, which we consider will be mitigated by appropriate action plans. As of 31 March 2004, the exposure to be mitigated of €454 million had been reduced by €220 million to €234 million. This reduction included €28 million related to changes in exchange rates, €176 million of achieved mitigation actions and certain planned mitigation actions which did not materialise resulting in a corresponding €16 million charge to our operating income for fiscal year 2004.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2004 because of a number of factors, including cost overruns or delays the Group may incur in the manufacture of modified components, the implementation of modifications or the delivery of modified turbines and the outcome of claims or litigation made by or against the Group.

UK Trains

With respect to the UK regional trains, all 119 trains have been delivered and are now in service. Support for these is being provided through warranty commitments and under long-term maintenance contracts. On the West Coast Main Line contract, 41 of the 53 trains have been delivered in line with the customer’s revised expectations. On completion of the WCML contract expected in September 2004, our UK new build activities will be halted as we will convert to a substantial service/maintenance base in the UK.

Litigation over the WCML contract has recently been suspended pending ongoing settlement discussions.

At 31 March 2004, provisions of €41 million are retained in respect of UK Train equipment supply contracts.

For more details, see “—Transport” further in this section.

Restructuring and cost reduction programmes

We have launched restructuring and cost-reduction programmes necessary to adapt our organisation and industrial base to current market conditions. We consider these programmes to be vital, as we believe that the power market downturn is set to continue for some years before returning to a long-term fundamental growth trend. We expect that these programmes will improve our operational performance.

As we have accelerated our restructuring plans, we have accrued significantly more related charges in fiscal year 2004 than in fiscal year 2003, and have exceeded the amount that we had expected to accrue in 2004. Our total restructuring expenses were €655 million in fiscal year 2004, of which €213 million for Transport, €147 million for Power Turbo-Systems, €83 million for Power Service, including for the loss-making activities transferred from the former Industrial Segment, €85 million for Corporate and Power Conversion, including the restructuring of the former Power Sector management layer, and €58 million for Power Environment, as well as €64 million for T&D.

Following continuous monitoring of our activities, we have announced reductions in our workforce of approximately 8,400 employees world-wide principally over fiscal years 2004 and 2005 through restructuring plans. Of the reduction in headcount, approximately 2,300 positions are outside Europe (mainly in the US and in Asia) and 6,100 positions are in Europe.

We have completed or well advanced the information and consultation with trade union representatives regarding the consequences of these overhead reduction and industrial restructuring plans. The implementation of the plans is ongoing.

The total reduction in headcount related to these restructuring plans impacts Power Turbo-Systems for approximately 3,200 employees, Transport for approximately 2,500 employees, including the announcement in February 2004 of the closure of the manufacturing facility in Birmingham in the UK, Power Environment for approximately 1,100 employees, Power Service for around 1,100 employees, and Corporate headquarters and other activities for around 500 employees. In most restructuring plans, we have reached an agreement with the unions on the social conditions of the plans, even if plans triggering the closure of plants are in some cases difficult to implement. Notably during the fiscal year 2004 we experienced some work stoppages in France but with limited consequences on our activity. We expect to complete all the announced plans by the end of fiscal year 2005, subject to information and consultation procedures. We have not implemented restructuring plans in our Marine Sector, where some staff reduction has occurred by natural attrition (retirement, early retirement). Further adjustments of the workforce in this Sector are currently being considered.

During fiscal year 2004, the workforce in the current portfolio of activities has been reduced by approximately 4,500 employees through restructuring plans and by an additional 1,000 through normal attrition or actions.

2003 Financing Package

The key terms of the financing package, announced and fully implemented in fiscal year 2004, are described below. In May 2004, we announced a new comprehensive financing package, which will amend in part certain aspects of the preceding one. This new package is described below under “—Recent Developments”.

As part of our 12 March 2003 strategy and action plan, we reported that we needed to strengthen our financial base by conducting a capital increase and refinancing our debt. In the months following the announcement of our new plan, however, the markets for our products and services continued to deteriorate, resulting in reduced levels of orders. Furthermore, problems in obtaining bonds due to a general tightening of the bond market and concerns within that market about our financial position exacerbated the deterioration in our order intake. Our worsening financial situation made negotiations with our main lending banks in connection with the proposed renewal of our credit lines and the capital increase more difficult. By the end of July 2003, we faced the risk of not being able to meet our short-term financial commitments, which led us to renegotiate with more than 30 of our banks with the support of the French State. We reached agreement on a financing package for the Group, which was designed to provide adequate long-term financing and short-term liquidity.

This initial financing package included measures amongst others that would have necessarily led to a participation by the French State in the capital of the Company. We were informed that the French State had notified and provided information to the European Commission relating to its commitments under the proposed financing package on 8 and 14 August 2003, pursuant to European Community laws. As a result of this notification, the European Commission began a preliminary examination of the French State’s measures described in the August notification. The uncertainty generated by this situation substantially worsened the concerns of our customers and suppliers as to our financial stability and long-term viability, and negatively impacted our commercial activity and sources of liquidity. Following the European Commission’s preliminary examination of the French State’s measures described in the August notification, it opened a formal investigation procedure under Article 88(2) of the EC Treaty on 17 September 2003.

When opening this procedure, the Commission stated that it believed the conditions for the issuance of an injunction were present pursuant to applicable EU regulations. Specifically, the Commission threatened to oppose the implementation of certain parts of the financing package regarded as “irreversible” until it had reached a final decision on their State aid legitimacy and compatibility with the common market regulations. On 17 September 2003, the Commission announced that it had authorised the Competition Commissioner to issue an injunction unless the French authorities agreed not to participate in measures that would automatically and irreversibly result in the French State’s participation in our equity capital prior to clearance by the Commission of the financing package.

As a consequence, we entered into new discussions with our banks, the French State and the European Commission towards designing a revised package to meet our financial needs while complying with European Commission requirements. On 22 September 2003, we announced that we had reached a revised agreement on our financing package. While this revised package is still subject to European Commission review, the Commission announced that it did not intend to issue an injunction against any parts of the package, and the implementation of the related transactions was able go forward without delay.

On 8 November 2003, the European Commission announced formally, in the Official Journal of the European Union, that it was extending the procedure, opened on 17 September 2003, to determine whether the package is compatible with the common market.

The revised financing package included the offerings described hereunder, was approved by our shareholders at an Ordinary and Extraordinary Meeting held on 18 November 2003 and completed in November/December 2003.

•	a €300 million capital increase. The capital increase involved the subscription of shares reserved to a group of banks, with the simultaneous distribution of free warrants to existing shareholders allowing them to purchase the shares subscribed by the banks. The subscription price for the shares and the exercise price of the warrants was €1.25 per share;

•	€300 million of subordinated bonds with a 20-year maturity issued to the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDD RA” or titres subordonnés à durée déterminée remboursables en actions). These subordinated bonds carry an annual interest rate of 2% until a decision of the European Commission is obtained, at which point (if the decision is negative) the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be capitalised annually and paid upon reimbursement. The issue price for each bond was €1.25, and each bond is reimbursable with one share, subject to anti-dilution adjustments;

•	€200 million of subordinated bonds with a 15-year maturity have been issued to the French State (“TSDD” or titres subordonnées à durée déterminée). These subordinated bonds carry an interest rate of EURIBOR plus 5%, of which 1.5% is capitalised annually and paid upon reimbursement; and

•	an issuance of €901 million of bonds mandatorily reimbursable with shares (ORA) with preferential subscription rights for existing shareholders, which was underwritten by a syndicate of banks. The issue price of the ORA was €1.40 per bond, representing 100% of each bond’s principal amount. The ORAs are to mature on 31 December 2008. Each ORA is reimbursable at maturity with one share, subject to anti-dilution adjustments. ORA holders have the right to receive shares prior to maturity, based on the same ratio. As at 31 March 2004, 535,064,016 bonds had been reimbursed with shares, representing 83.11% of the bonds issue and a capital increase of €668,830,020 (nominal amount).

Assuming that the European Commission approves the reimbursement with shares of the TSDD RA, the French State would own 18.5% of our shares and voting rights following the reimbursement of the TSDD RA, before taking into account the remaining conversion or reimbursement of the ORAs. Assuming the full reimbursement of the ORAs, the French State would own 17.1% of our shares and voting rights.

The revised financing package also included:

•	subordinated loans with 5-year maturity totalling €1,563 million (“PSDD” or prêt subordonné à durée déterminée). The banks provided €1,263 million of the total amount of these subordinated loans, with the remainder provided by the French State. The rate of interest on these subordinated loans is EURIBOR plus 4.5%, of which 1.5% is capitalised annually and paid upon reimbursement. The Subordinated Debt Facility Agreement relating to these loans was entered into on 30 September 2003; and

•	a bonding guarantee facility agreement of €3,500 million provided by a syndicate of banks to support our continued commercial activity. A French State-controlled financial institution provided counter guarantees of 65% of the aggregate amount of these bonds. This facility was entered into on 29 August 2003, was amended on 1 October 2003 and was amended and restated on 18 February 2004.

Pending our receipt of proceeds from the financing package and the disposal of our T&D activities, our short-term liquidity was supported through the purchase of commercial paper (billets de trésorerie) by a syndicate of banks (for €120 million), and the purchase of commercial paper by the Caisse des Dépôts et Consignations, a financial institution controlled by the French State (for €300 million). This commercial paper is rolled over until January 2005. A syndicate of banks financed the early reimbursement to us of €180 million of debt due to us from two special purpose entities in connection with Marine vendor financing. Furthermore, the Caisse des Dépôts et Consignations had also committed to provide us with up to €900 million in commercial paper financing which was reimbursed in its entirety by the end of January 2004.

For information about our liquidity profile, please see “—Liquidity and Capital Resources—Maturity and Liquidity” below.

Capital increase and issuance of bonds mandatorily reimbursable with shares (ORA)

The capital increase reserved to banks was completed in November 2003. Pursuant to this offering, 239,933,033 new ALSTOM shares were issued at the price of €1.25 per share. The net proceeds of the offering amounted to €299.9 million.

The issuance of bonds mandatorily reimbursable with shares was completed at the same time. Pursuant to this offering, 643,795,472 new ALSTOM bonds were issued at the price of €1.40 per bond. The net proceeds of the offering, after deducting underwriting and other discounts and commissions and expenses, amounted to €884 million. As at 31 March 2004, 535,064,016 million of bonds have been reimbursed into shares.

ALSTOM’s share capital was composed of 1,056,657,572 shares as at 31 March 2004, and 108,731,456 bonds remain to be reimbursed with shares.

Bonding facility

This €3.5 billion bonding facility provided by a syndicate of banks and counter-guaranteed for 65% by a French State-controlled institution is not revolving and as at 31 March 2004, €2,312 million of the total amount has been used.

This bonding facility is likely to be fully drawn during the summer 2004. To address this situation, we are currently attempting, through discussions with our main banks, to secure new sources of bonds under new terms and conditions and to procure some bonds on a case-by-case basis.

For more details, please see “Item 3. Key Information—Risk Factors—Difficulties in securing sufficient sources of bonds may jeopardise our ability to obtain new orders and to receive advances and progress payments from customers”.

European Commission

The European Commission (the “Commission”) opened a formal investigation in September 2003 to determine whether our financing package, the sale of our T&D Sector to Areva and certain other transactions entered into with entities controlled by the French State contain elements of State aid that may be incompatible with the common market rules.

For more details, please see “Item 3. Key Information—Risk Factors—The European Commission may find that elements of our financing plan implemented in 2003, other transactions that we have entered into, and our financing package announced in May 2004, constitute State aid that is not compatible with European Community law. Any requirements by the Commission, notably to terminate or modify certain elements of our financing plans, could affect our operations and results. The 2003 and 2004 financings are key elements in our plan to reduce our high level of indebtedness and address our bonding requirements and sustain our commercial activity”.

General comments on activity and results

Key financial figures

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Total Group Actual figures
Order backlog	35,815	30,330	25,368	(15)%	(16)%
Orders received	22,686	19,123	16,500	(16)%	(14)%
Sales	23,453	21,351	16,688	(9)%	(22)%
Operating income(3)	941	(601)	380
Operating margin(3)	4.0%	(2.8)%	2.3%
EBIT(3)	487	(1,223)	(791)
Capital Employed(1)(3)	6,688	4,863	2,560
Capital expenditures	(550)	(410)	(254)
Free Cash Flow(1)	(1,151)	(265)	(1,007)

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Total Group Comparable figures(2)
Order backlog	32,085	26,589	25,368	(17)%	(5)%
Orders received	17,089	16,366	16,500	(4)%	1%
Sales	18,282	18,531	16,688	1%	(10)%
Operating income(3)	698	(623)	380
Operating margin(3)	3.8%	(3.3)%	2.3%

(1)	See “—Change in Business Composition and Presentation of our Accounts, Non-GAAP Measures—Use and reconciliation of non-GAAP financial measures”.
(2)	Adjusted for changes in business composition and exchange rates. See “—Change in Business Composition and Presentation of our Accounts, Non-GAAP measures—Comparable basis”.
(3)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

General comments on activity

During fiscal year 2004, we continued to face market uncertainties, and, more generally, a weak global economy. Concerning our Sectors’ markets, power generation new equipment remained at historically low levels with no significant rebound foreseen although some positive signs have been observed with respect to gas and steam equipment in Europe, the Middle East and Asia. Growth drivers remain solid in the environmental markets with increasing demand due to new emission regulations in Europe and the US and to new boiler and hydro equipment needs in Asia and Latin America. The power service market remained sound despite reduced volumes in the US construction business and fiercer competition in some Operations & Maintenance (O&M) business. The transport market remained relatively healthy, but as a whole lower than the record level of the previous year. The cruise-ship market is still uncertain, but we expect it to recover, though the timing of such a recovery is unclear.

Orders received and backlog

The Group’s commercial activity for the first half of fiscal year 2004 was significantly impacted by customer uncertainty as to our financial future, as well as by difficulties in issuing contract bonds. We reported in November 2003 that orders received in the first half of fiscal year 2004 had decreased by 23% compared with the first half of fiscal year 2003 on a comparable basis (decrease by 29% on an actual basis). The second half of the fiscal year showed a significant recovery of confidence from our customers following the implementation of our financing package. It translated into strong rebound in our commercial activity with major orders in all Sectors and an increase in orders received by 34% in the second half of fiscal year 2004 as compared with the second half of fiscal year 2003 on a comparable basis (an increase of 6% on an actual basis). As a consequence, for the full year orders received were €16,500 million, an increase by 1% when compared with fiscal year 2003 on a comparable basis (a decrease of 14% on an actual basis).

Our backlog was €25,368 million at 31 March 2004, representing approximately 18 months of sales.

Sales

On an actual basis, sales decreased by 22% in fiscal year 2004 as compared with fiscal year 2003. This decrease was due to the decrease in orders received in fiscal year 2003, mainly as a result of the strong decline in Power Turbo-Systems as well as to the disposal of our Industrial Turbines businesses and T&D activities and the decline of the US dollar against the Euro.

On a comparable basis, sales decreased by 10% compared with fiscal year 2003.

Operating income

On an actual basis, operating income in fiscal year 2004 was €380(1) million or 2.3%(1) of sales. This low level of operating margin in fiscal year 2004 was mainly due to:

•	the lower level of sales which was not fully offset by the corresponding decrease in operating expenses since the restructuring plans launched in fiscal year 2004 had not yet had a material impact; and

•	charges amounting to €108 million for our Power Environment Sector as a result of additional provisioning following review of a specific difficult project in the US.

Net income/loss

Net loss after goodwill amortisation was €1,788(1) million as a result of the low level of operating income, high financial expenses (€460 million), an exceptionally high level of restructuring charges (€655 million), current tax charges and write-off of deferred tax assets due to valuation allowance.

Free Cash Flow

Our free cash flow was €(1,007) million in fiscal year 2004 as a result of:

•	cash outflows of €766 million on the GT24/GT26 gas turbines (as compared with €1,055 million for fiscal year 2003 and better than the €800 million expected for fiscal year 2004);

•	higher restructuring and financial expenses, which were partially offset by

•	the improvement of our working capital mainly due to the significant reduction of our overdue receivables and higher customer deposits resulting from the rebound in orders received and the recovery of confidence from our customers.

Our free cash flow profile at €(674) million in the first half of fiscal year 2004 and €(333) million in the second half, of which cash outflow for the GT24/GT26 was respectively €(394) million and €(372) million, showed an improvement in the second half of the year. In the first half working capital deteriorated and this was corrected after the announcement of our financing package during the second half of fiscal year 2004.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Recent Developments

New financing package

The financing package that we concluded in September 2003 was an important step forward in reducing our debt and represented a sound foundation for the strengthening of our balance sheet. The September 2003 financing package allowed customers and suppliers to regain confidence in our products and services as expressed by our levels of new orders, and creditors in our capacity to reimburse credit lines maturing in fiscal years 2004, 2005, and 2006, and to issue bonds to cover our commercial needs. Nevertheless, the September 2003 financing package did not fully resolve some of our structural weaknesses, and we are still facing three difficult issues:

•	debt and financial expenses remain too high,

•	we need access to increased contract bonding to meet our current and projected future levels of commercial activity, and

•	we lack stability in our shareholder base that results in high volatility of our share price.

To address these three issues, we signed on 27 May 2004 an agreement with the French State and our main banks in order to implement a new financial package covering the following items:

•	a bonding programme aiming at covering our needs for the next 2 years;

•	a capital increase by a rights issue of between €1.0 billion and €1.2 billion, in which the French State has undertaken to subscribe to a capital increase of €1 billion in proportion of its preferential subscription rights resulting from the reimbursement of the TSDD RA. Our core banks would underwrite up to €1 billion;

•	an optional debt-for-equity swap of between €500 million and €1.2 billion, including €500 million from the French State, provided that the French State’s participation in our equity or voting rights would not exceed 31.5%.

The French State would become an important shareholder to accompany ALSTOM’s recovery and would have Board representation.

This global financing package, which amends the plan as described above under the heading “—2003 Financing Package”, has yet to be approved by the European Commission. Its approval will be subject to certain commitments, also described below, made to the Commission by the French State and to the French State by us. We expect a decision by the European Commission in early summer 2004.

Bonding Programme to cover our needs for the next two years

We have launched the syndication of a secured bonding guarantee facility programme, which would have a maximum target limit of €8 billion. This programme would include the bonds issued under the bonding line of €3.5 billion provided last summer by a syndicate of banks and counter-guaranteed by a French State-guaranteed financial institution and new bonds to be issued over the coming two years. The bonds under this programme would benefit from a €2 billion guarantee package consisting of:

•	a first loss guarantee in the form of collateral provided by ALSTOM Holdings for €700 million (out of the proceeds of the capital increase described below); and

•	a second rank security for a total amount of €1,300 million covering second losses in excess of collateral, in the form of guarantees, given by a French State-guaranteed institution for €1,250 million, in replacement of the guarantee granted on the €3,500 million bonding line mentioned above, and the remainder (€50 million) by a group comprising our core banks.

This programme is revolving: any bond expiring releases capacity to issue new bonds within the €8 billion limit.

The core banks would participate in the programme for a volume of up to €6,600 million, which we expect would cover approximately 75% of our forecasted bonding needs for the next two years. The remaining portion would be syndicated among other selected financial institutions. Depending on the outcome of the syndication, we currently expect this programme would cover our bonding requirements for a period of 18 months to two years.

Conversion of the TSDD RA

Under the financing package announced in September 2003, the French State subscribed to €300 million of subordinated bonds reimbursable with shares with a 20-year maturity (“TSDD RA”). As part of this financing package and upon approval by the European Commission, these bonds will be automatically reimbursed with shares, giving the French State an equity participation in ALSTOM of approximately 18.5% (based on the share capital as of 31 March 2004). This should occur prior to the capital increase described below.

New capital increase

We intend to raise between €1.5 billion and €2.2 billion through a capital increase by way of a rights issue and a debt-for-equity swap as follows:

Capital increase of between €1 billion and €1.2 billion:

•	A new capital increase up to €1.2 billion would involve the distribution of preferential subscription rights allowing the subscription of new shares. The French State has undertaken to subscribe to this capital increase by exercise of its preferential subscription rights up to approximately €185 million (its pro rata subscription in an assumed capital increase of €1 billion). Our core banks have agreed to underwrite €1 billion of the capital increase, less the French State’s pro rata portion.

Conversion into equity of between €500 million and €1.2 billion of existing debt:

•	The conversion of up to €500 million of debt by the French State, comprised of up to €200 million of subordinated bonds with a 15-year maturity subscribed by the French State (“TSDD”), and up to €300 million of the €1,563 million subordinated loan with a five-year maturity (“PSDD”), provided that its equity participation or voting rights in ALSTOM do not exceed 31.5%. The French State has undertaken to convert this indebtedness.

•	The optional conversion of an aggregate amount of existing debt of up to €700 million This conversion would be proposed to our lenders other than the French State, parties to the CDC Finance-CDC Ixis bilateral facility (€200 million), the syndicated credit facility (€721.5 million) and the PSDD.

The maximum amount proposed for conversion by our lenders would be reduced accordingly should the rights issue exceed €1 billion.

The subscription price for the conversion of debt into equity will exceed by 25% to 35% the subscription price for the capital increase to be subscribed in cash.

Resolutions regarding the capital increases will be submitted for approval at ALSTOM’s Ordinary and Extraordinary Annual General Meeting of shareholders convened on 9 July 2004 on second call. The timing, terms and final amount of the capital increases would be decided by our Board of Directors, and would depend on market conditions and the willingness of our creditors to convert their debt.

The debt equity swap programme requires waivers and/or amendments to the facilities and the TSDD as regards which ALSTOM is also seeking the different lenders’ and banks’ consent.

Impact on our balance sheet and liquidity

The combined new capital increase and conversion of the subordinated bonds and loan, if approved and if the optional conversion is fully subscribed, would increase our equity by €2.5 billion and decrease our debt by €1.8 billion, as part of the capital increase would be allocated to the €700 million collateral for the bonding programme, providing us with a stronger balance sheet. As of 31 March 2004, our shareholders’ equity including minority interests was €97 million and our net debt was €2,906 million. Restated as of 31 March 2004 to illustrate the impact of the new global package if approved by the European Commission and our banks, our equity would be €2,597 million and our net debt would be €1,106 million.

Commitments

To secure the European Commission’s approval of our new financing plan and the September 2003 financing package, the French State has agreed, in cooperation with the Group’s management, to a number of significant commitments. These commitments will take effect if the European Commission gives its formal approval to both our refinancing plans.

As part of this agreement, we would commit not to make any significant acquisitions in the Transport Sector within the European Union over the next four years and to dispose over the next two years of businesses representing approximately €1.5 billion in sales.

We have announced that half of our disposal commitment would be fulfilled by selling the following activities:

•	our freight locomotive business in Valencia, Spain,

•	our Transport Sector’s activities in Australia and New Zealand, and

•	our industrial boilers business, which is part of our Power Environment Sector.

The rest of our commitment, representing €800 million of annual sales would be fulfilled by disposing of activities yet to be identified.

We would also agree to enter into a 50-50 joint venture in our Hydro business within the next few years.

Finally, we would commit to implementing, within the next four years, industrial partnerships concerning a significant part of our activities to ensure our future development.

OUTLOOK

The timing of recovery in the power generation equipment and cruise-ship markets remain uncertain over the short to medium-term even if we foresee some positive developments, while we believe that the transport market should remain sound. We expect overall demand in power generation equipment to remain generally low over the coming months but we believe that market fundamentals should lead, in the medium to long-term, to growing demand for both new equipment and service.

However, markets are highly uncertain and we are exposed to the risks related to execution of large contracts, which have in the recent past impacted strongly our performance. Moreover, we are still facing uncertainties related to obtaining further bonding facilities. For internal planning purposes, on the basis of the current portfolio of activities, and with the assumption that bonding facilities are available to us, we have set a number of financial objectives. On a comparable basis, we aim to maintain the positive trend in orders received achieved in the second half of the year and to exceed in fiscal year 2005 the level realised in fiscal year 2004. On the basis of our assessment of current market conditions and backlog, we aim to have our sales (on a comparable basis) at around the same level in the fiscal year 2005 when compared with fiscal year 2004, generally reflecting the lower level of orders received in fiscal year 2003 mainly in the former Power Sector and Marine Sector. We aim to reach an operating margin between 3.5% and 4% in fiscal year 2005. We aim to reach by fiscal year 2006 consolidated sales of approximately €15 billion on our current scope of activities (excluding our Industrial Turbines and T&D businesses), which are subject to a possible reduction depending on the timing of the disposals requested by the European Commission, and an operating margin of 6%. Our ability to meet these objectives depends on a number of factors, including notably the results of our restructuring and cost-reduction programmes (we aim to record approximately €300 million of additional restructuring charges in fiscal year 2005, and our goal is to save approximately €500 million on an annual basis beginning in fiscal year 2006), the recovery in our Turbo-Systems Sector, definitive resolution of our GT24/GT26 gas turbines issue, the improvement in operating margin in the Transport Sector with a goal of 7% (based on the strategic objectives described below), the proper execution of our large contracts and the progressive growth in our businesses of the more profitable after-sales service and maintenance. We are taking the following steps by Sector to reach our action plan objectives announced on 12 March 2003:

•	Power Turbo-Systems: Major restructuring plans are underway to adapt our industrial capacity to the new equipment market downturn and to cut losses and break-even on an operating income level in fiscal year 2006, notably by definitively resolving the problems encountered in the GT24/GT26 gas turbines and by reducing exposure to turnkey plants projects;

•	Power Service: We expect that this market will continue to grow and we aim to develop our services based on our current fleet and by targeting third-party fleets. We intend also to develop services in the GT24/GT26 gas turbine market. We hope to maintain our operating margin at 15% or improve our margins by cost-cutting measures (quality control, reducing sourcing costs, savings on overheads) as well as by the evolution of our portfolio of businesses towards higher-margin segments;

•	Power Environment: Our business plan consists principally of seizing profit opportunities on certain targeted markets, such as environmental control and smaller sized hydro power projects as well as by benefiting from overall growth in the Asian markets, especially China. We plan to improve our current margin level by cost reduction programmes (restructuring, cost savings, quality of project execution) as well as by improvement in our business portfolio;

•	Transport: Sales should increase based on the strong order backlog which represented 3 years of sales at 31 March 2004. Based on this order backlog and additional orders we target, our objective is to reach an operating margin of 7% due to improvements in contract execution, restructuring plants with over-capacity and reducing overheads;

•	Marine: We are working on rebuilding our order backlog by taking orders for cruise ships and other complex high value-added ships and will endeavour to improve the ability of the Chantiers de l’Atlantique site to manage the lower level of activity by a number of measures including a reduction in the workforce if necessary; and

•	Power Conversion: Our objective is to increase significantly the performance of this business.

We have also set internal objectives with respect to our free cash flow.

We expect our free cash flow to be negative through the end of fiscal year 2005 (approximately €(400) million) due to the expected cash outflows linked to the GT24/GT26 gas turbines, which will continue in fiscal year 2005, as well as significant restructuring expenses. Our objective is to achieve positive cash flow in fiscal year 2006.

The foregoing are “forward-looking statements”, and as a result they are subject to uncertainties. The success of our strategy and action plan, our sales, operating margin and financial position could differ materially from the goals and targets expressed above if any of the risks we describe in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, or other unknown risks, materialise. In particular, our ability to achieve our objectives depends, among other things, on the European Commission approving our financing package without requiring us to modify our business significantly, our financial position allowing us to obtain additional or extended sources of bonding, our meeting some of the financial covenants in our financing agreements and our success in negotiating some new covenants, our achieving the objectives of our restructuring plans, our resolving successfully performance-related issues, our managing working capital effectively, our avoiding adverse effects relating to the credit of our customers.

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in business composition

Our results of operations for the three years ended 31 March 2002, 2003 and 2004 have been significantly impacted by the acquisitions and disposals described below. The table below sets out our main acquisitions during the periods indicated. Sales and numbers of employees are presented for the fiscal year preceding the acquisition, except as otherwise indicated.

Companies/ Assets acquired

	Sectors	Country/ Region	% of shares acquired	Sales (in € million)	Number of employees
Fiscal year 2004
Innorail	Transport	France	100%	7	7

Fiscal year 2003
Fiat Ferroviaria (1)	Transport	Italy	Remaining 49%
Farham	T&D	United Kingdom	Assets	5	62

Fiscal year 2002
Bitronics, Inc.	T&D	United States	100%	13	60
Railcare Ltd	Transport	United Kingdom	100%	53	633
Ansaldo Coemsa SA	T&D/Power	Brazil	100%	40	516

(1)	Fiat Ferroviaria consolidated with effect from 1 October 2000.

The table below sets out our main disposals during the periods indicated. Sales are presented for the fiscal year preceding disposal.

Companies/Assets disposed

	Sectors	Country/ Region	% of shares sold	Sales (in € million)	Number of employees
Fiscal year 2004
T&D activities	T&D	World-wide	100%	3,082	28,182
Industrial Turbine activity	Power	World-wide	100%	1,268	6,327
Schilling Robotics	Power Conversion	USA	100%	14	54
AP Chaudieres Industrielles	Power Environment	France	100%	33	209
Figlec shares	Corporate	China	40%

Fiscal year 2003
Operations in South Africa	All Sectors	South Africa	90%	170	4,000
AP Insurance Ltd.	All Sectors	Switzerland	100%	28	0
Brazil Services	T&D	Brazil	51%	9	911
Réducteurs de Mesures	T&D	Italy	Assets	7	98

Fiscal year 2002
Contracting Sector	Contracting	World-wide	100%	2,485	23,797
GTRM	Transport	United Kingdom	51%	229	4,203
ALSTOM Power Boilers (Waste to energy) business	Power	France	100%	124	155

Disposal of our Industrial Turbines businesses

On 26 April 2003, we signed binding agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions to Siemens AG. On 30 April 2003, we announced the closing of the sale of the small gas turbines business. On 1 August 2003, we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. All other minor sites of our Industrial Turbines businesses have since been transferred to Siemens following the completion of legal procedures relating to competition laws and transfer procedures in certain jurisdictions.

Disposal of our Transmission & Distribution (T&D) activities

On 25 September 2003, we signed a binding agreement to sell our T&D activities (our T&D Sector excluding the Power Conversion business) to Areva. This transaction was closed on 9 January 2004, except for some minor businesses located in jurisdictions where transfer procedures are on-going.

Use and reconciliation of non-GAAP financial measures

From time to time in this section, we disclose figures, which are non-GAAP financial indicators. Under the rules of the United States Securities and Exchange Commission (“SEC”) and the Autorité des Marchés Financiers (“AMF”), a non-GAAP financial indicator is a numerical measurement of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measurement calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measurement so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in France.

Free cash flow

We define free cash flow to mean net cash provided by (used in) operating activities less capital expenditures, net of proceeds from disposals of property, plant and equipment and increase (decrease) in existing receivables considered as a source of funding of our activity. Total proceeds from disposals of property, plant and equipment in our Consolidated Statements of Cash Flows include proceeds from our real estate disposal programme designed under our strategy and action plan that we eliminate from the calculation of free cash flow given that this programme is non-recurring and that we consider only the receipt of minor proceeds as part of our normal operations.

Free cash flow does not represent net cash provided by (used in) operating activities, as calculated under French GAAP. The most directly comparable financial measure to free cash flows calculated and presented in accordance with French GAAP is net cash provided by (used in) operating activities, and a reconciliation of free cash flows and net cash provided by (used in) operating activities is presented below.

	Year ended 31 March
	2002	2003	2004
	(in € million)
Total Group Actual figures
Net cash provided by (used in) operating activities	(579)	(537)	(1,058)
Elimination of variation in existing receivables	(140)	661	267
Capital expenditures	(550)	(410)	(254)
Proceeds from disposals of property, plant and equipment	118	252	244
Elimination of proceeds from our programme of disposal of real estate assets	–	(231)	(206)

Free Cash Flow	(1,151)	(265)	(1,007)

We use the free cash flow measure both for internal analysis purposes as well as for external communications, as we believe it provides more accurate insight into the actual amount of cash generated or used by our operations.

Economic Debt

We define economic debt to mean net debt (or financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness, as trade receivables securitised are sold irrevocably and generally without recourse. The financial measure most directly comparable to economic debt calculated and presented in accordance with French GAAP is financial debt, and a reconciliation of economic debt and financial debt as measured in accordance with French GAAP is presented below.

	At 31 March
	2002	2003	2004
	(in € million)
Total Group Actual figures
Financial Debt	6,035	6,331	4,372
Redeemable preference shares of subsidiary(1)	205	—	—
Undated subordinated notes(1)	250	—	—
Short term investments	(331)	(142)	(39)
Cash and cash equivalents	(1,905)	(1,628)	(1,427)
Cash proceeds from sale of trade receivables	1,036	357	94

Economic debt	5,290	4,918	3,000

(1)	Our undated subordinated notes and redeemable preference shares have been reclassified in Financial debt as at 31 March 2003.

We use the economic debt measure both for internal analysis purposes as well as for external communications, as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

Capital Employed

We define capital employed to mean net fixed assets, plus current assets (including net amount of securitisation of existing receivables), less provisions for risks and charges and current liabilities. Capital employed does not represent current assets, as calculated under French GAAP. The most directly comparable financial measure to capital employed and presented in accordance with French GAAP is current assets, and a reconciliation of capital employed and current assets is presented below.

Capital employed by Sector and for the Group as a whole are also presented in Note 26 to the 31 March 2004 Consolidated Financial Statements.

	At 31 March
	2002	2003	2004
	(in € million)
Total Group Actual figures
Current assets	13,627	11,703	8,371
Cash proceeds from sale of trade receivables	1,036	357	94
Current liabilities	(14,323)	(12,937)	(9,742)
Provisions for risks and charges	(3,849)	(3,738)	(3,489)
Fixed assets	10,197	9,478	7,326

Capital employed(1)	6,688	4,863	2,560

We use the capital employed measure both for internal analysis purposes as well as for external communications, as we believe they provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the profitability of a Sector or the Group as a whole in regard to the resources employed.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Comparable basis

The figures presented in this section include performance indicators presented on an actual basis and on a comparable basis. Figures have been given on a comparable basis in order to eliminate the impact of changes in business composition and changes resulting from the translation of our accounts into Euro following the variation of foreign currencies against the Euro. All figures provided on a comparable basis are non-GAAP measures. We use figures prepared on a comparable basis both for our internal analysis and for our external communications, as we believe they provide means by which to analyse and explain variations from one period to another. However, these figures provided on a comparable basis are not measurements of performance under either French or US GAAP.

To prepare figures on a comparable basis, we have performed the following adjustments to the corresponding figures presented on an actual basis:

•	restatement of the actual figures for fiscal years 2003 and 2002 using 31 March 2004 exchange rates for order backlog, orders received, sales and operating income and elements constituting our operating income; and

•	adjustments due to changes in business composition to the same line items for fiscal year 2003 and 2002. More particularly, contributions of material activities sold since 1 April 2002 have been excluded from the figures reported in the fiscal years 2003 and 2002, i.e., mainly the Contracting business sold in July 2001, the South Africa business and a railway maintenance business sold in September 2002, the Industrial Turbines businesses sold in the first half of fiscal year 2004 and our T&D activities, for which to prepare comparable bases, we have excluded the last quarter of fiscal years 2002 and 2003.

The following table sets out the estimated impact of changes in exchange rates and in business composition (“Scope impact”) for all indicators disclosed in this document both on an actual basis and on a comparable basis for fiscal years 2003 and 2002. No adjustment has been made on figures disclosed for fiscal year 2004.

	March 2002				March 2003				March 2004	% Var 04 / 03
	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures	Exchange rate	Scope impact	Comparable figures	Actual figures
	(in € million)
Power Turbo-Systems	n/a	n/a	n/a	n/a	3,445	(90)	0	3,355	2,940	(12)%
Power Environment	n/a	n/a	n/a	n/a	3,863	(102)	0	3,761	3,508	(7)%
Power Service	n/a	n/a	n/a	n/a	2,793	(86)	0	2,707	3,107	15%
Transport	14,505	(1,024)	(4)	13,477	14,676	(133)	(6)	14,537	14,321	(1)%
Marine	2,928	0	0	2,928	1,523	0	0	1,523	817	(46)%
Power Conversion	668	(38)	(13)	617	568	(16)	(14)	538	495	(8)%
Corporate and other	55	5	0	60	52	(1)	0	51	70	37%
New ALSTOM	n/a	n/a	n/a	n/a	26,919	(428)	(20)	26,472	25,257	(5)%
Contracting	0	0	0	0
T&D	2,255	(241)	(56)	1,958	2,126	(104)	(1,905)	117	110	(6)%
Industrial Turbines	n/a	n/a	n/a	n/a	1,285	(46)	(1,239)	0	0	0%
ORDER BACKLOG	35,815	(3,317)	(412)	32,085	30,330	(577)	(3,164)	26,589	25,368	(5)%

Power Turbo-Systems	n/a	n/a	n/a	n/a	1,821	(89)	0	1,732	2,463	42%
Power Environment	n/a	n/a	n/a	n/a	2,583	(156)	0	2,427	2,644	9%
Power Service	n/a	n/a	n/a	n/a	2,934	(174)	0	2,760	3,023	10%
Transport	6,154	(348)	(523)	5,283	6,412	(340)	(7)	6,065	4,709	(22)%
Marine	462	0	0	462	163	0	0	163	381	134%
Power Conversion	667	(48)	(13)	606	533	(23)	(10)	499	434	(13)%
Corporate and other	251	38	0	289	214	(7)	0	207	295	43%
New ALSTOM	n/a	n/a	n/a	n/a	14,660	(789)	(18)	13,853	13,949	1%
Contracting	909	(16)	(893)	0
T&D	3,210	(282)	(796)	2,132	3,198	(111)	(894)	2,193	2,231	2%
Industrial Turbines	n/a	n/a	n/a	n/a	1,265	(76)	(869)	320	320	0%
ORDERS RECEIVED	22,686	(2,219)	(3,378)	17,089	19,123	(976)	(1,781)	16,366	16,500	1%

Power Turbo-Systems	n/a	n/a	n/a	n/a	3,857	(198)	0	3,659	2,381	(35)%
Power Environment	n/a	n/a	n/a	n/a	3,098	(238)	0	2,860	2,678	(6)%
Power Service	n/a	n/a	n/a	n/a	2,678	(171)	0	2,507	2,747	10%
Transport	4,413	(354)	(207)	3,852	5,072	(164)	(6)	4,903	4,862	(1)%
Marine	1,240	0	0	1,240	1,568	0	0	1,568	997	(36)%
Power Conversion	650	(44)	(12)	594	523	(16)	(12)	495	499	1%
Corporate and other	251	38	0	289	205	(9)	0	197	241	22%
New ALSTOM	n/a	n/a	n/a	n/a	17,001	(796)	(18)	16,188	14,405	(11)%
Contracting	759	(12)	(747)	0
T&D	3,164	(266)	(941)	1,957	3,082	(110)	(838)	2,133	2,073	(3)%
Industrial Turbines	n/a	n/a	n/a	n/a	1,268	(78)	(980)	210	210	0%
SALES	23,453	(2,473)	(2,698)	18,282	21,351	(983)	(1,835)	18,531	16,688	(10)%

Power Turbo-Systems	n/a	n/a	n/a	n/a	(1,399)	124	0	(1,275)	(246)
Power Environment	n/a	n/a	n/a	n/a	224	(21)	0	203	(7)
Power Service	n/a	n/a	n/a	n/a	403	(32)	0	371	417
Transport(1)	101	(5)	(14)	81	(118)	28	1	(89)	144
Marine	47	0	0	47	24	0	0	24	(19)
Power Conversion	23	(1)	(6)	16	15	(1)	3	17	15
Corporate and other	(35)	(0)	0	(35)	(44)	0	0	(44)	(59)
New ALSTOM	n/a	n/a	n/a	n/a	(895)	98	4	(792)	245
Contracting	30	0	(30)	0
T&D	203	(15)	(64)	124	212	(1)	(55)	155	121
Industrial Turbines	n/a	n/a	n/a	n/a	82	(3)	(65)	14	14
OPERATING INCOME(1)	941	(114)	(129)	698	(601)	94	(116)	(623)	380

Sales	23,453	(2,473)	(2,698)	18,282	21,351	(983)	(1,835)	18,531	16,688	(10)%
Cost of sales(1)	(19,623)	2,138	2,184	(15,301)	(19,281)	971	1,468	(16,842)	(14,224)	(16)%
Selling expenses	(1,078)	84	160	(834)	(970)	38	128	(804)	(785)	(2)%
R&D expenses	(575)	40	68	(467)	(622)	25	50	(547)	(473)	(14)%
Administrative expenses	(1,236)	97	156	(983)	(1,079)	43	74	(962)	(826)	(14)%
OPERATING INCOME(1)	941	(114)	(129)	698	(601)	94	(116)	(623)	380
Operating margin	4.0%	4.6%	4.8%	3.8%	(2.8)%	(9.6)%	6.3%	(3.3)%	2.3%

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

A significant part of our sales and expenditures are realised and incurred in currencies other than the Euro. The principal currencies to which we had significant exposures in fiscal year 2004 were the US dollar, British pound, Swiss franc, Mexican peso and Brazilian real. Our orders received and sales have been impacted by the translation of our accounts into Euros resulting from changes in value of the Euro against other currencies in fiscal year 2004. The impact was a decrease of approximately 5% of the orders received and the sales compared with fiscal year 2003. The impact was also a decrease of approximately 5% of the orders received and the sales when comparing fiscal year 2003 with 2002.

KEY GEOGRAPHICAL FIGURES FOR FISCAL YEARS 2004, 2003 AND 2002

Geographical analysis of orders

The table below sets out, on an actual basis, the geographic breakdown of orders received by region of destination.

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Total Group Actual Figures
Europe	10,096	45%	8,889	47%	8,252	50%
North America	5,161	23%	4,604	24%	2,079	13%
South and Central America	1,832	8%	998	5%	704	4%
Asia / Pacific	4,162	18%	2,717	14%	3,063	19%
Middle East / Africa	1,435	6%	1,915	10%	2,402	14%
Orders received by destination	22,686	100%	19,123	100%	16,500	100%

In terms of geography, the main trend was a decrease in orders received in the Americas.

Europe remained the largest market in terms of orders received, representing 50% of the total.

The decrease in North America was mainly due to the decrease in orders received by Transport, which were at exceptionally high levels last year, a decrease in the orders received by Power Sectors due to a general decrease of the market following a strong boom in the recent years in the US market and to the fall of the US dollar against the Euro.

Activity in South and Central America remained low and markets were depressed in Brazil for Power Environment and Power Service.

The Asia/Pacific region increased to represent 19% of the total. The level of orders received during fiscal year 2004 was higher as compared with last year, mainly due to large Transport projects.

The share of Middle East/Africa in orders received increased from 10% in fiscal year 2003 up to 15% in fiscal year 2004, notably as a result of orders received for gas power plants in Algeria, a steam power plant in Saudi Arabia as well as a hydro power plant in Sudan.

In fiscal year 2003, the geographic breakdown of orders received was broadly equivalent to that in fiscal year 2002. Europe remained the most important market in terms of orders received, with 47% of the total. On an actual basis, orders received decreased in this region by 12% in fiscal year 2003 compared with fiscal year 2002 due to the disposal of GTRM and Contracting.

Geographical analysis of sales by region of destination

The table below sets out, on an actual basis, the geographic breakdown of sales by region of destination.

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Total Group Actual Figures
Europe	9,313	40%	9,219	43%	8,002	48%
North America	6,255	27%	4,719	22%	3,001	18%
South and Central America	1,439	6%	1,534	7%	857	5%
Asia / Pacific	4,521	19%	3,727	18%	3,401	20%
Middle East / Africa	1,925	8%	2,152	10%	1,427	9%

Sales by destination	23,453	100%	21,351	100%	16,688	100%

Although the level of sales in Europe decreased in actual terms, Europe’s share of total sales increased from 43% in the fiscal year 2003 to 48% in fiscal year 2004. This is the result of the significant decrease in sales in other areas such as North America and South and Central America.

North America decreased mainly as a result of the low level of sales in the field of power generation, reflecting the depressed state of the US power generation market.

Compared with fiscal year 2002, Europe remained stable in fiscal year 2003, and North America was facing a decrease in sales due to the end of execution of gas turbines projects.

Geographical analysis of sales by region of origin

The table below sets out, on an actual basis, the geographical breakdown of sales by region of origin.

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Total Group Actual Figures
Europe	14,755	63%	14,762	69%	12,205	73%
North America	5,623	24%	3,935	18%	2,519	15%
South and Central America	683	3%	601	3%	414	2%
Asia / Pacific	2,050	9%	1,833	9%	1,416	9%
Middle East / Africa	342	1%	220	1%	134	1%

Sales by origin	23,453	100%	21,351	100%	16,688	100%

Although the level of sales in Europe decreased in actual terms, Europe’s share of total sales increased from 69% in fiscal year 2003 to 73% in fiscal year 2004. This is the result of the significant decrease in sales in other areas and notably North America.

North America decreased mainly as a result of the low level of sales in the field of power generation, reflecting the evolution of this market.

Compared with fiscal year 2002, Europe remained stable in fiscal year 2003, and North America was facing a decrease in sales due to the end of execution of gas turbines projects.

POWER TURBO-SYSTEMS

The following table sets out certain key financial and operating data for the Power Turbo-Systems Sector:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Turbo-Systems Actual Figures
Order backlog	n/a	3,445	2,940		(15)%
Orders received	n/a	1,821	2,463		35%
Sales	n/a	3,857	2,381		(38)%
Operating income	n/a	(1,399)	(246)
Operating margin	n/a	(36.3)%	(10.3)%
EBIT	n/a	(1,527)	(461)
Capital employed	n/a	n/a	(1,232)

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Turbo-Systems Comparable Figures
Order backlog	n/a	3,355	2,940		(12)%
Orders received	n/a	1,732	2,463		42%
Sales	n/a	3,659	2,381		(35)%
Operating income	n/a	(1,275)	(246)
Operating margin		(34.8)%	(10.3)%

Orders Received

The global power generation market during fiscal year 2004 remained at historically low levels. It was nevertheless influenced by huge domestic demand in China and saw a recovery trend in the rest of the world (excluding the Americas) compared to the previous year. In the growing Asian (besides China) market, we believe that the strong growth in electricity demand will require new power plant construction, with major involvement coming from both regulated businesses (such as Utilities) and private developers, especially in several South-East Asian countries. America has been the least active region, with limited new orders (including few coal plants) out of the over-equipped US market, and an extremely depressed market in South America.

In the Middle-East the demand for new power equipment has significantly increased compared to the average of the past three years. Europe remained quite stable, with new power plant orders in a number of Western countries, and Spain showed the strongest activity.

The regional switch from North America to Asia, particularly China, also impacted the choice of technology, giving new dominance to steam and hydro versus gas turbines in the previous years. This strong link between regional markets and technology mix, together with increased price volatility for fuel and electricity stemming from liberalisation, re-emphasised the need for flexibility and diversity of power generation technologies.

On an actual basis, orders received by Power Turbo-Systems for fiscal year 2004 were 35% higher than fiscal year 2003 (+ 42% on comparable basis), reflecting a recovery of market share, our good positioning in Europe and the Middle East and despite the overall market environment described above.

By region, compared to fiscal year 2003, orders received decreased by 6% in Europe, while North America dropped sharply by 68%. Steam turbine retrofits remained active, essentially for nuclear plants, and including turbines initially supplied by others. South America was extremely depressed with a limited level of new infrastructure investments expected in the near future. Asia remains an important market, and the level of orders received in the region increased by 9%. The most active regions were the Middle East and Africa, with a total amount of orders received nearly trebling compared to the prior 12-month period.

During fiscal year 2004, Power Turbo-Systems booked the following major orders:

•	in Algeria, an open cycle plant (2 GT13 E2 gas turbines);

•	in Bahrain, a combined cycle plant (3 GT 13 E2);

•	in Nigeria, a turnkey open cycle plant;

•	in Spain, a combined cycle plant, including 3 GT26 gas turbines;

•	in India, a combined cycle plant (1 GT 13 E 2 gas turbine);

•	in Saudi Arabia, a steam power plant (3x367 MW, oil fired);

•	in China, Steam turbines and generators (4x 600MW); and

•	in Europe and in the US, several Steam turbine retrofit orders.

Sales

Sales in Power Turbo-Systems in fiscal year 2004 decreased strongly, down 38% compared with fiscal year 2003 on an actual basis, and by 35% on a comparable basis. This is mainly due to the very high level of sales achieved last year, as a continuation of the exceptional level of orders received in the prior years. The lower level of orders received in fiscal years 2003 had a significant negative impact on the current year’s sales.

By geography, compared to fiscal year 2003, North and South America decreased by 67%, Europe decreased by 27%, Middle East/Africa reduced by 36%, while Asia/Pacific only dropped by 15%.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Power Turbo-Systems Actual Figures
Europe	n/a		1,083	28%	787	33%
North America	n/a		649	17%	224	9%
South and Central America	n/a		510	13%	159	7%
Asia / Pacific	n/a		829	21%	708	30%
Middle East / Africa	n/a		786	20%	503	21%
Sales by destination	n/a		3,857	100%	2,381	100%

Operating income and operating margin

Power Turbo-Systems’ operating income was €(246) million in fiscal year 2004, compared with €(1,399) million in full fiscal year 2003 on an actual basis. The main reason for this negative operating income in fiscal year 2004 is the impact of cost increases in the execution of certain turnkey contracts in Mexico, Turkey, Malaysia and Greece, as well as the under-absorption of fixed costs due to low activity in some manufacturing facilities prior to the reduction of their capacities. In addition, certain anticipated achievements in our mitigation plan for the GT24/GT26 did not materialise, leading to a charge of €22 million (Power Service has recorded a small profit of €6 million as they managed to mitigate more than anticipated on certain contracts, leading to a total net failure of €16 million for the Group).

Operating income in fiscal year 2003 had been strongly impacted by the negative effects of the GT24/GT26 gas turbine problems and the related exceptional provisions, and by a first stage decrease in sales as compared with fiscal year 2002.

POWER ENVIRONMENT

The following table sets out some key financial and operating data for the Power Environment Sector:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Environment Actual Figures
Order backlog	n/a	3,863	3,508		(9)%
Orders received	n/a	2,583	2,644		2%
Sales	n/a	3,098	2,678		(14)%
Operating income	n/a	224	(7)
Operating margin	n/a	7.2%	(0.3)%
EBIT	n/a	107	(180)
Capital employed	n/a	n/a	733

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Environment Comparable Figures
Order backlog	n/a	3,761	3,508		(7)%
Orders received	n/a	2,427	2,644		9%
Sales	n/a	2,860	2,678		(6)%
Operating income	n/a	203	(7)
Operating margin	n/a	7.1%	(0.3)%

Orders received

The market downturn in the United States continued – particularly in the combined cycle market. The recovery has been slight but improving over the year. Latin American economic difficulties continued, with a small number of projects being announced. Hydro was awarded medium sized contracts in Brazil and Ecuador, however the slow market continued to impact its results. In Europe, the market remained active in some areas, in particular Germany for Waste to Energy contracts and Italy for Heat Recovery Steam Generators. In Asia, China continued to develop its capacity of electricity generation at a very fast pace, creating numerous opportunities particularly for Hydro and Boilers, but a large number of projects continued to be awarded to local suppliers. The Middle East and Africa provided two large contracts, for Hydro in Sudan and Boilers in Saudi Arabia. Environmental policies are increasingly being integrated into market requirements favouring our environmental control equipment.

Orders received by Power Environment in fiscal year 2004 were higher than fiscal year 2003 by 2% on actual and 9% on comparable bases. This was driven by a strong second half performance in all businesses.

Power Environment major orders received during fiscal year 2004 were:

•	In Sudan, a new hydro power plant (10 x 125MW);

•	In Saudi Arabia, three boilers of 367 MW;

•	In France, one contract, for DeNox and Flus Gas Desulfurization (FGD) equipment; and

•	In the US, one contract for 4 FGDs won by the Environmental Controls business.

Sales

Sales of Power Environment in fiscal year 2004 fell 14% compared with fiscal year 2003, on an actual basis, and 6% on a comparable basis. Hydro Business sales were higher due to a large order booked in the second half of the previous fiscal year. Utility Boiler and Environmental Control sales are significantly lower due to low bookings in the second half of fiscal year 2003.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	%contrib.
	(in € million)
Power Environment Actual Figures
Europe	n/a		794	26%	860	32%
North America	n/a		1,216	39%	755	28%
South and Central America	n/a		342	11%	243	9%
Asia / Pacific	n/a		561	18%	612	23%
Middle East / Africa	n/a		185	6%	208	8%
Sales by destination	n/a		3,098	100%	2,678	100%

Operating income and operating margin

The operating income of Power Environment was €(7) million for fiscal year 2004, compared with €224 million for fiscal year 2003. This low level included a charge of €108 million related to the revised cost of completion of a utility boiler contract in the US for the Seward project due to difficulties with two key subcontractors that ultimately went bankrupt, and which were not mitigated. Operating income was also impacted by the proportionately high level of trading on some lower margin contracts, the decrease in sales as well as by the impact of under-absorption of fixed costs prior to the restructuring actions taken.

POWER SERVICE

The following table sets forth some key financial and operating data for the Power Service Sector:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Service Actual Figures
Order backlog	n/a	2,793	3,107		11%
Orders received	n/a	2,934	3,023		3%
Sales	n/a	2,678	2,747		3%
Operating income	n/a	403	417
Operating margin	n/a	15.0%	15.2%
EBIT	n/a	304	227
Capital employed	n/a	n/a	1,921

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Service Comparable Figures
Order backlog	n/a	2,707	3,107		15%
Orders received	n/a	2,760	3,023		10%
Sales	n/a	2,507	2,747		10%
Operating income	n/a	371	417
Operating margin	n/a	14.8%	15.2%

Orders received

The power service market remained sound in fiscal year 2004 in a context of a continuation of trends already emerging in the last fiscal year in the service market for gas-fired and combined cycle plants. Clients generally were more cost driven and continued to lower their maintenance budgets. Many markets showed the impacts of generation over-capacity and high fuel prices leading to less operating hours and deferred spending, thus lowering the potential service business. But the business maintained a good workload with regular service work and sales development in service packages and system solutions, in addition to parts and repair projects. Most geographic markets are growing with the global expansion of the installed base, need for power plant life-time extension and modernisation and the necessity to invest into environmental compliance.

The increased price volatility for fuel and electricity following the liberalisation of markets has reemphasised the need for flexibility and diversity of power generation technologies and environmental policies are increasingly being integrated into market requirements. These developments favour our upgrade solutions for existing equipment.

On a regional basis orders were strong in the United States, supported by the booking of several time and material contracts and our large installed base of coal fired plants, which have been running at high capacity.

Capacity increase projects in Italy, mainly conversions from Steam to combined cycle power plants, are ongoing. In Spain, new Combined Cycle Gas Turbines will continue to come online in the next fiscal year, offering some opportunities for the near future. The German market remained stable while the Eastern European markets are expected to pick up in fiscal year 2005. In Asia several long-term service agreements were signed.

Orders received for fiscal year 2004 were €3,023 million, 10% higher than fiscal year 2003 on a comparable basis. On an actual basis, orders were 3% higher.

By region, on an actual basis, orders received split is heavily influenced by large Operation and Maintenance (O&M) contracts. It has increased by almost 33% in Europe, essentially due to the booking of Cartagena in Spain and Api in Italy. France ended somewhat below last year’s level while the UK achieved higher volumes than last year. North America decreased slightly, due to the end of the environmental bubble specifically influencing the construction business in the second half of the year. South America was low during this year while Asia was slightly up and prospects remain good in this region.

During fiscal year 2004, Power Service booked the following major orders:

•	In the US, an order for a Hot Gas Protection Plant for a GT24 Combined Cycle Plant in Brazil and an order for a GT11N inspection;

•	In Brazil, an Operation and Maintenance order for a GT11N2 Power plant;

•	In Finland, a modernisation and design contract for new reheaters/moisture separators and a high pressure turbine for a power plant;

•	In Spain, a twelve-year Operation and Maintenance contract for a GT26 Combined Cycle Plant; and

•	In Italy, a six-year extension of an existing Operation and Maintenance contract for a GT13E2 Combined Cycle Plant.

Sales

Sales booked by Power Service in fiscal year 2004 were slightly up as compared with fiscal year 2003 on an actual basis, and increased by 10% on a comparable basis. This is mainly due to stable growth in several European countries including the UK, Italy and the Netherlands and increased volumes in Australia and several countries in the Asia/Pacific area. This was further supported by increased sales on Operation and Maintenance contracts as more plants were starting their operation phase this year. US volumes were strong in the first half of the year but decreased slightly in the second half due to the end of the environmental bubble.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Power Service Actual Figures
Europe	n/a		881	33%	989	36%
North America	n/a		984	37%	852	31%
South and Central America	n/a		131	5%	119	4%
Asia / Pacific	n/a		475	18%	534	19%
Middle East / Africa	n/a		207	8%	253	9%
Sales by destination	n/a		2,678	100%	2,747	100%

Operating income and operating margin

Power Service’s operating income was €417 million or 15.2% of sales in fiscal year 2004 compared with €403 million or 15.0% of sales for fiscal year 2003. Operating margin increased slightly mainly due to a decrease in selling and administrative expenses.

INDUSTRIAL TURBINES

Our Industrial Turbines businesses were sold to Siemens in the first half of fiscal year 2004 pursuant to two transactions: our small gas turbines business with effect from 30 April 2003 and our medium-sized gas turbine and industrial steam turbine businesses with effect from 1 August 2003.

The scope of the businesses which we have sold is a sum of several management units, assets and investments with respect to which it is very complex to reconstruct historical data for the first month of last year, for our small gas turbine business, and for the first four months of last year, for our medium-sized gas turbine and industrial steam turbine businesses.

For the presentation of ALSTOM’s comparable consolidated figures for fiscal year 2003, we have taken the same data as for fiscal year 2004.

The following table sets out some key financial and operating data for our Industrial Turbines businesses:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Industrial Turbines Actual Figures
Order backlog	n/a	1,285	n/a		n/a
Orders received	n/a	1,265	320		(75)%
Sales	n/a	1,268	210		(83)%
Operating income	n/a	82	14
Operating margin	n/a	6.5%	6.7%
EBIT	n/a	53	7
Capital employed	n/a	n/a	n/a

FORMER POWER SECTOR

With effect from 1 April 2003, our former Power Sector was reorganised into three new sectors, Power Turbo Systems, Power Service and Power Environment, with the Industrial Turbines activity at the former Power Sector being disposed of shortly thereafter.

For a discussion of the orders received, sales and operating income and margin in the fiscal year 2004 as compared to 2003 for the new sectors comprising our former Power Sector, see the individual discussions regarding each of these sectors provided above.

With respect to the fiscal year 2003 as compared to 2002, Power Sector orders received declined by 22% to €8,603 million from €11,033 million. Of this decline, approximately 8% was due to currency exchange rate variations. The remainder of the difference was due to declines in the Boilers & Environment, Gas Turbines and Industrial Turbines businesses that were only partially offset by increases in orders received in the Customer Service, Hydro and Steam Power Plant businesses. Geographically, the decline in orders was particularly pronounced in the Americas.

Power sector sales in fiscal year 2003 declined by 16% to €10,901 million as compared to €12,976 million in the prior year. This decline was due principally to currency exchange variations and sharp decreases in the Gas and Steam Power Plant businesses that were only partially offset by increases in Boilers & Environment and Customer Service.

Power sector operating income and operating margin both decreased in fiscal year 2003 to an operating loss of €690 million compared with an operating income of €572 million in the prior year. This decrease reflected the negative effects of GT24/GT26 gas turbine problems and a sharp decrease in gas turbine sales, which were only partially offset by increases in margins in the Boiler & Environment, Steam Power Plant and Industrial Turbine businesses.

TRANSMISSION & DISTRIBUTION (T&D)

Our T&D activities, excluding our Power Conversion business, have been sold to Areva. The transaction closed on 9 January 2004, except in respect of certain businesses located in jurisdictions where transfer procedures are ongoing.

The following table sets out some key financial and operating data for our T&D activities as sold to Areva, restated to exclude our Power Conversion business, which is presented separately (figures for fiscal year 2004 are consolidated up until January 9th as a result of the disposal of T&D on that date):

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
T&D Actual Figures
Order backlog	2,255	2,126	110	(6)%	(95)%
Orders received	3,210	3,198	2,231	(0)%	(30)%
Sales	3,164	3,082	2,073	(3)%	(33)%
Operating income	203	212	121
Operating margin	6.4%	6.9%	5.8%
EBIT	140	103	36
Capital employed	946	915	n/a

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
T&D Comparable Figures
Order backlog	1,958	117	110	(94)%	(6)%
Orders received	2,132	2,188	2,231	3%	2%
Sales	1,957	2,133	2,073	9%	(3)%
Operating income	124	155	121
Operating margin	6.4%	7.3%	5.8%

Orders received

Over fiscal year 2004, the transmission and distribution market stabilised after the previous years’ weak evolution, although at a relatively low level. By region, Europe remained weak, especially in the industrial market. North America started to show first signs of recovery. Asia, especially China, continued to show strong growth.

On an actual basis, orders received by T&D decreased by 30% as we report only 9 months of activity in fiscal year 2004, due to the disposal of our T&D activities with effect on 9 January 2004. On a comparable basis, orders received by T&D in fiscal year 2004 increased by 2% compared with fiscal year 2003. Orders were stable in fiscal year 2003 compared with fiscal year 2002 on an actual basis.

Sales

T&D sales amounted to €2,073 million in fiscal year 2004, a decrease of 33% compared with fiscal year 2003 due to the disposal of our T&D activities with effect on 9 January 2004. On a comparable basis, the decrease was limited to 3%.

Sales decreased particularly in the Middle East/Africa. This decrease was partially offset by sales in Algeria and Bahrain, where the trading of significant contracts started. Trading activity in Europe remained stable. This is principally due to the volume of system orders won at the beginning of fiscal year 2003 in Eastern Europe, where the projects won in Kazakhstan and Romania last year started to be traded. Sales in the Americas dropped. Sales in the Asian market decreased slightly, while the level of trading in China continued to increase mainly in the High Voltage Products business.

Sales decreased by 3% in fiscal year 2003 compared with fiscal year 2002 on an actual basis, due to changes in business composition and exchange rate variation.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
T&D Actual Figures
Europe	1,368	43%	1,336	43%	995	48%
North America	527	17%	458	15%	242	12%
South and Central America	258	8%	220	7%	104	5%
Asia / Pacific	599	19%	645	21%	473	23%
Middle East / Africa	412	13%	423	14%	259	12%
Sales by destination	3,164	100%	3,082	100%	2,073	100%

Operating income and operating margin

T&D operating income amounted to €121 million in fiscal year 2004, compared with €212 million in fiscal year 2003 on an actual basis, or €155 million on a comparable basis. Operating margin was 5.8% in fiscal year 2004 as compared with 6.9% in fiscal year 2003. T&D’s operating margin was impacted by the low level of sales in both product and system activities.

T&D operating income amounted to €212 million in fiscal year 2003, compared with €203 million in fiscal year 2002, on an actual basis. The operating margin increased to 6.9% in fiscal year 2003, compared to 6.4% in fiscal year 2002. This increase in margin was the first result of better monitoring of overhead expenditure and of our cost reduction programmes.

TRANSPORT

The following table sets out some key financial and operating data for the Transport Sector:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Transport Actual Figures
Order backlog	14,505	14,676	14,321	1%	(2)%
Orders received	6,154	6,412	4,709	4%	(27)%
Sales	4,413	5,072	4,862	15%	(4)%
Operating income(1)	101	(118)	144
Operating margin(1)	2.3%	(2.3)%	3.0%
EBIT(1)	83	(207)	(109)
Capital employed	1,041	652	360

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Transport Comparable Figures
Order backlog	13,477	14,537	14,321	8%	(1)%
Orders received	5,283	6,065	4,709	15%	(22)%
Sales	3,852	4,903	4,862	27%	(1)%
Operating income(1)	81	(89)	144
Operating margin(1)	2.1%	(1.8)%	3.0%

Orders received

During fiscal year 2004, the market remained active in Europe and Asia, which partially compensated for the downturn seen in North America. The market for tramways remained the most active, and we were awarded several contracts, including Strasbourg, Valenciennes, Paris and Grenoble in France, and Alicante in Spain. We believe that this business will remain active and benefit from further orders in the coming months.

We also confirmed two significant Metro contracts, one for the supply of 84 new trainsets for the London underground and the other for the supply of 168 new cars for the YangPu line in Shanghai.

The Information Solutions business received orders in Chile, China, South Korea, Belgium and the Netherlands.

Several countries, including Italy, Spain, Switzerland, the UK and the Netherlands, are now expanding their high-speed networks, which should offer significant business opportunities over the coming months.

The High Speed Train in Korea (KTX) successfully entered into service on 1 April 2004. This event was the conclusion of a ten-year contract that included an outstanding example of technology transfer between France and Korea. This contract demonstrates to our markets, especially those in Asia, ALSTOM’s world leading capability in high-speed rail solutions and international project management. In Singapore the North East Line metro entered into service, providing a worldwide showcase for our automatic driverless system and in December 2003 the Bordeaux tram network, with its innovative in-ground power supply, also started passenger operation.

Orders received by Transport in fiscal year 2004 amounted to €4,709 million compared with €6,412 million in fiscal year 2003, on an actual basis. This decrease of 27% (22% on a comparable basis) was due to a lower order intake in the US compared to the previous fiscal year. Since the announcement of the revised financing package for ALSTOM, we have seen a very positive response from the market, which we consider to be a significant sign of the renewed confidence our customers have in us. This is demonstrated, in particular, through our second half-year orders which grew by a factor of two in comparison to the first half-year.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

As a percentage of total orders received, Asia/Pacific and the Americas represented 17% and 10% respectively, compared with 10% and 29% last year. Europe continued to represent a very significant market share with 73% of orders received.

The major orders received in fiscal year 2004 included:

•	in Mexico, multi-year maintenance of freight locomotives;

•	in France, 112 “Citadis” trams (plus options for a further 49); 35 for Strasbourg; 21 for Valenciennes; 35 for Grenoble; 21 for Paris;

•	in Shanghai, 168 “Metropolis” cars for YangPu Metro Line;

•	in Spain, 9 tram-train rails from the region of Alicante;

•	in Germany, 55 Coradia “Lint” regional trains;

•	in the Netherlands, ERTMS train control for the Betuweroute railway line;

•	in Brazil, Power supply for the São Paulo metro Line 4;

•	in Taiwan, Orange & Blue line extensions of the DORTS Taipei metro system;

•	in France, 7 dual-voltage TGV “Duplex” trainsets and 15 sets of 8 trailers;

•	12+14 “Pendolino” high-speed tilting trains for cross-border operation between Italy and Switzerland;

•	in France, 60 electric locomotives; and

•	in Australia, maintenance of infrastructure and the newly expanded fleet in Melbourne.

With respect to fiscal year 2003 as compared to fiscal year 2002, orders received increased to €6,412 million from €6,154 million on an actual basis, reflecting strong growth in all businesses except Intercity.

Sales

Sales in Transport decreased by 4% in fiscal year 2004 compared with fiscal year 2003 on an actual basis, but remained stable on a comparable basis. Sales in the Asia/Pacific region grew rapidly, but this was partially offset by some delivery delays on certain projects in the United States that were experienced later in the year.

With respect to fiscal year 2003 as compared to fiscal year 2002, sales increased to €5,072 million from €4,413 million on an actual basis, reflecting increases in Intercity, Transit and Systems.

In fiscal year 2004, Transport’s sales breakdown by region was as follows: Europe 71%, the Americas 12%, Asia/Pacific 14% and Middle East/Africa 3%. Compared with fiscal year 2003, Europe increased from 66% to 71% whereas the Americas decreased and Asia remained stable.

In fiscal year 2003, France was the major contributor to the increase in sales, more than offsetting a decrease in North America.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib	2003	% contrib	2004	% contrib.
	(in € million)
Transport Actual Figures
Europe	2,820	64%	3,367	66%	3,463	71%
North America	624	14%	543	11%	419	9%
South and Central America	179	4%	253	5%	145	3%
Asia/Pacific	688	16%	764	15%	703	14%
Middle East/Africa	102	2%	145	3%	132	3%
Sales by destination	4,413	100%	5,072	100%	4,862	100%

Operating income and operating margin

The operating income of Transport for fiscal year 2004 amounted to €144(1) million or 3.0% of sales. It amounted to €(118)(1) million in fiscal year 2003 mainly due to the €140 million of provisions recorded on the UK Trains and €167 million of provisions, accrued contract costs and payables, recorded on the US Trains.

In fiscal year 2003, Transport recorded an operating loss of €118(1) million, as compared to income of €101 million in the prior year. This decrease was due to difficulties encountered with the UK Trains and US Trains issues described below.

UK Trains

In 1997, we received five orders for a total of 119 new trains with an aggregate value of €670 million. These orders were part of the first series of orders following the rail deregulation, in the UK. Following this deregulation the traditional roles and responsibilities for suppliers changed radically while the rail regulatory organisation established by the UK government was modified. We experienced significant delays in gaining regulatory approvals to the detailed specifications and in an attempt to meet our delivery commitments, we started production of these trains, in anticipation of receiving the necessary approvals. When the specifications were finalised, they differed from our expectations, which required costly and time consuming modifications. As a result, we did not meet our delivery schedule and began to face reliability issues on the trains.

The 119 regional trains have been delivered and put into service. The extensive modification programme at the Washwood Heath plant reported in September 2003 has been completed and the trains are now in operation. Support for these fleets is being provided pursuant to warranty commitments and under long-term maintenance contracts.

The project for the supply of 53 Pendolino High Speed Trains for Virgin on the West Coast Mainline continues in line with our commitments to the customer and the rail authorities. At the end of March 2004, 41 trains had been delivered. Trains are now operating in regular revenue service with some units being used for driver training, and preparation is underway for higher speed tilting operation. The next major milestones for the programme are the completion of build and the transition to higher speed tilting revenue service by the end of Summer 2004. Litigation over the contract has recently been suspended pending ongoing settlement discussions.

The delivery of the final Pendolino under this contract will mark the end of assembly activity at Washwood Heath. The majority of the resulting 900 redundancies will take place by September 2004.

US Trains

On 30 June 2003, we announced that we were conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a train contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters the SEC began an inquiry which is ongoing.

The Transport Sector’s operating loss in fiscal year 2003 included an additional charge of €73 million, recorded following contract losses at ATI.

In addition, following the discovery of accounting improprieties at ATI, we subsequently conducted reviews of all other ATI contracts and, as a result, we recorded costs of €94 million in relation to the US Transport business in fiscal year 2003. Slightly more than half of this amount relates to a significant dispute with AMTRAK on the North East Corridor which was settled in March 2004.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of the Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

MARINE

The following table sets out some key financial and operating data for our Marine Sector:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Marine Actual figures
Order backlog	2,928	1,523	817	(48)%	(46)%
Orders received	462	163	381	(65)%	134%
Sales	1,240	1,568	997	26%	(36)%
Operating income	47	24	(19)
Operating margin	3.8%	1.5%	(1.9)%
EBIT	32	12	(40)
Capital employed	100	(343)	(580)

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Marine Comparable figures
Order backlog	2,928	1,523	817	(48)%	(46)%
Orders received	462	163	381	(65)%	134%
Sales	1,240	1,568	997	26%	(36)%
Operating income	47	24	(19)
Operating margin	3.8%	1.5%	(1.9)%

Orders received

Since 2001, Marine’s main market, cruise-ship construction, has remained very weak worldwide, due both to the high level of orders in the previous years (the year 2000 ended with a record orderbook of 50 ships under construction worldwide–essentially in Europe) and to the uncertainties following September 2001 events. In 2001 there was only one new order world-wide (granted to ALSTOM), in 2002 there were only three new orders worldwide, and in 2003 there were no orders until September 2003, when three new orders were booked by a European competitor. A number of observers of the cruise market have seen the September 2003 orders as a possible sign of an upcoming market recovery. Four new orders were placed worldwide in the first quarter of the calendar year 2004, of which two were placed with Marine as described below.

The LNG carrier market remained very active, but Marine’s commercial outlook is jeopardised by the low pricing policy of the Korean yards. In June 2003, the European Commission extended certain protective subsidies intended to compensate detrimental Korean pricing to this market segment.

Orders received by Marine during fiscal year 2004 totaled €381 million comprising a trans-channel car-ferry for Seafrance and a 153,000 m3 LNG carrier for Gaz de France (“GDF”). In March 2004, Gaz de France confirmed its option for a sister-ship to the 153,000 m3 LNG carrier, but the contract will be booked in our backlog only when GDF completes its financing and chartering arrangements.

Also, in March 2004, Marine was awarded by Mediterranean Shipping Company (MSC) a contract, subject to financing arrangements, for two 1,275 cabin cruise-ships, with an option for a third sister-ship. The first ship will be delivered in June 2006 and the second in spring 2007. This contract is not in our backlog at end of March 2004 and will be booked once the financing arrangements have been put in place by MSC.

In fiscal year 2003 as in fiscal year 2002, Marine’s main market, cruise-ships, remained weak. Consequently, Marine registered no new cruise-ship orders in fiscal year 2003 and 2002.

Sales

Sales amounted to €997 million in the fiscal year 2004, during which Marine completed and delivered the following vessels:

•	a surveillance frigate for the Royal Moroccan Navy;

•	the cruise-ship Island Princess for P&O Princess (now Carnival plc);

•	the cruise-ship Crystal Serenity for NYK/Crystal Cruises; and

•	the cruise-liner Queen Mary 2 for Cunard.

With respect to fiscal year 2003 as compared to fiscal year 2002, Marine sales levels reflected a high level of deliveries (including four cruise ships) and work in progress (including the Queen Mary 2).

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Marine Actual Figures
Europe	755	61%	724	46%	442	44%
North America	417	34%	636	41%	343	34%
South and Central America	0	0%	0	0%	9	1%
Asia / Pacific	0	0%	186	12%	192	19%
Middle East / Africa	68	5%	22	1%	11	1%

Sales by destination	1,240	100%	1,568	100%	997	100%

Operating income and operating margin

Operating income was €(19) million in fiscal year 2004, during which Marine incurred additional costs in the completion and delivery of one cruise-ship and a certain level of under-activity after the very successful delivery of the Queen Mary 2 which created an operating loss during the second half of fiscal year.

Marine operating income and operating margin in fiscal year 2003 as compared to the prior year reflected the elimination of certain subsidies on new orders and an absence of increase in market prices.

Renaissance and Festival

We made commitments to provide vendor financing guarantees to certain Marine customers during fiscal years 1997 to 1999, which allowed Marine to obtain repeated orders for cruise-ships and increased the productivity of the Saint-Nazaire shipyard. As at 31 March 2004, the remaining vendor financing guarantees related thereby to a total of 14 ships, including six cruise-ships delivered to Renaissance Cruises (“Renaissance”), three ships delivered to Festival Cruises (“Festival”) and five ships for four other customers. In addition, two other cruise-ships had been supplied to Renaissance without vendor financing.

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

In parallel, the remarketing of the ships commenced, with the objective to put the ships back into cruise operations as quickly as possible, through bare-boat or time charters, and eventually sell them to the new operators when normal conditions are restored in the second-hand market. One of these ships was chartered to Swan Hellenic, a subsidiary of P&O Princess, and resumed operations in April 2003. Two other ships have been operated from summer 2003 by Oceania Cruise, a new cruise-operator. Two others have also been operated from spring 2003 by Pullmantur, with possibilities of extension. A long-term lease has also been finalised with the European operator Delphin Seereisen for one ship, which has resumed cruise operations from summer 2003. The two other ships supplied to Renaissance without vendor financing have also been taken over by P&O Princess pursuant to a forward sales contract for transfer of title in 2005, and resumed cruise operations in November and December 2002. In brief, all the eight former Renaissance ships had resumed cruise operations on or before July 2003.

In January 2004, given Festival’s failure to meet certain financial obligations, a procedure to immobilize three ships previously built by our subsidiary Chantiers de l’Atlantique and terminate the charter arrangements with Festival was launched by the concerned financial institutions for two ships (European Vision and European Stars) and by the owner Auxiliaire Maritime J31 (guaranteed by ALSTOM) for the other ship (Mistral). We have not increased the existing provision on Marine vendor financing due to these events. On the basis of an estimate of their market value, we have considered that the direct and indirect interest owned by ALSTOM in the ships (in particular Mistral) should in the aggregate cover the Group exposure adequately.

Our total vendor financing exposure in relation to Marine amounted to €643 million at 31 March 2004 compared with €933 million at 31 March 2003.

The last shipbuilding contract having benefited from any type of vendor financing came into force in November 1999. There is no other vendor financing arrangement or commitment relating to any contract in Marine’s order backlog.

As a result of the foregoing, we maintained a provision of €140 million at 31 March 2004 to cover risks associated with Marine vendor financing.

See also “Item 3. Key Information—Risk Factors—We have given financial assistance in connection with the purchase of some of our products by our customers which exposes us to longer-term risks of customer default or bankruptcy” and Notes 25(b) and 27 to the Consolidated Financial Statements.

POWER CONVERSION

The following table sets out some key financial and operating data for our Power Conversion Business:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Conversion Actual Figures
Order backlog	668	568	495	(15)%	(13)%
Orders received	667	533	434	(20)%	(19)%
Sales	650	523	499	(20)%	(5)%
Operating income	23	15	15
Operating margin	3.5%	2.9%	3.0%
EBIT	(18)	(22)	(19)
Capital employed	98	48	25

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Power Conversion Comparable Figures
Order backlog	617	538	495	(13)%	(8)%
Orders received	606	499	434	(18)%	(13)%
Sales	594	495	499	(17)%	1%
Operating income	16	17	15
Operating margin	2.7%	3.4%	3.0%

Orders received

The level of orders received in fiscal year 2004 decreased by 19% compared to fiscal year 2003. On a comparable basis with fiscal year 2003, orders received have decreased by 13%. This decrease is mainly in Europe and is partially offset by a strong increase of orders in China and in the United States.

Power Conversion booked the following major orders:

•	in China, automatisation and control systems for DMS Baoxin in the Process Industries business; and

•	in the United States, supply of four quadrant load for the DDX destroyer programme in the Marine business.

Orders received decreased by 20% in fiscal year 2003 compared to fiscal year 2002, which was an exceptional year with the booking of two major contracts with the UK Royal Navy and the European Organisation for Nuclear Research (CERN).

Sales

In fiscal year 2004, sales decreased following an exchange rate translation impact for activities in US dollars and British pounds. On a comparable basis, sales increased by 1% between fiscal years 2003 and 2004.

On an actual basis, sales decreased by 20% in fiscal year 2003 compared to fiscal year 2002 as a consequence of the orders received trend.

The following table sets out, on an actual basis, the geographic breakdown of sales by destination:

	Year ended 31 March
	2002	% contrib.	2003	% contrib.	2004	% contrib.
	(in € million)
Power Conversion Actual Figures
Europe	387	60%	305	58%	306	61%
North America	121	19%	91	17%	79	16%
South and Central America	35	5%	34	7%	28	6%
Asia / Pacific	67	10%	42	8%	41	8%
Middle East / Africa	40	6%	51	10%	45	9%
Sales by destination	650	100%	523	100%	499	100%

Operating income and operating margin

The decrease of operating income in fiscal year 2004 was mainly due to significant losses coming from our Motor business. The relocation of this business to a new factory was poorly executed and led to losing orders in 2003. Consequently, this business suffered in 2004 from a reduction in the level of activity.

The decrease in operating income in fiscal year 2003 compared to fiscal year 2002 is mainly due to scope impact.

CORPORATE AND OTHER

“Corporate and Other” comprises all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand and India which are not reported by Sectors.

The following table sets out some key financial and operating data for our Corporate and Other organisation:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Corporate & Other Actual Figures
Order backlog	55	52	70	(6)%	35%
Orders received	251	214	295	(15)%	38%
Sales	251	205	241	(18)%	18%
Operating income	(35)	(44)	(59)
EBIT	(49)	(46)	(252)
Capital employed	1,491	1,208	1,334

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Corporate & Other Comparable Figures
Order backlog	60	51	70	(15)%	37%
Orders received	290	207	295	(29)%	43%
Sales	290	197	241	(32)%	22%
Operating income	(35)	(44)	(59)

Operating income

Operating income includes Corporate costs as well as the contribution of the International Network and the overseas entities. For fiscal year 2004, operating income also included costs of the former Power Sector headquarters which are now borne by Corporate that amounted to approximately €25 million in fiscal year 2003.

Operating income was €(59) million in fiscal year 2004, compared with €(44) million in fiscal year 2003. The variation is mainly due to the additional costs incurred by Corporate on behalf of the former Power headquarters, not fully compensated by savings on the reorganisation of Corporate and the number of related employees reduced.

Operating income was €(44) million in fiscal year 2003 compared to €(35) million in fiscal year 2002.

Capital employed

Capital employed for Corporate was high at €1,334 million because the main part of our other fixed assets is allocated to Corporate’s capital employed as they are managed by Corporate; they mainly include loans in respect of Marine Vendor Financing and prepaid assets—pensions.

Capital employed was €1,208 million in fiscal year 2003 compared to €1,491 million in fiscal year 2002.

FINANCIAL STATEMENTS

INCOME STATEMENT

The following table sets out, on a consolidated basis, the elements of our operating income both on an actual and on a comparable basis for the Group as a whole:

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Total Group Actual Figures
SALES	23,453	21,351	16,688	(9)%	(22)%
Cost of sales(1)	(19,623)	(19,281)	(14,224)	(2)%	(26)%
Selling expenses	(1,078)	(970)	(785)	(10)%	(19)%
R & D expenses	(575)	(622)	(473)	8%	(24)%
Administration expenses	(1,236)	(1,079)	(826)	(13)%	(23)%

OPERATING INCOME(1)	941	(601)	380
Operating margin(1)	4.0%	(2.8)%	2.3%

	Year ended 31 March			% Variation March 03/ March 02	% Variation March 04/ March 03
	2002	2003	2004
	(in € million)
Total Group Comparable Figures
SALES	18,282	18,531	16,688	1%	(10)%
Cost of sales(1)	(15,301)	(16,842)	(14,224)	10%	(16)%
Selling expenses	(834)	(804)	(785)	(4)%	(2)%
R & D expenses	(467)	(547)	(473)	17%	(14)%
Administration expenses	(983)	(962)	(826)	(2)%	(14)%

OPERATING INCOME(1)	698	(623)	380
Operating margin(1)	3.8%	(3.3)%	2.3%

Sales

Sales were €16,688 million in fiscal year 2004, compared with €21,351 million in fiscal year 2003, a decrease by 22% on an actual basis. This decrease was due principally to exchange rate variations and the disposal of our Industrial Turbines businesses and T&D activities, as well as lower sales in Power Turbo-Systems while sales in other sectors remained stable or slightly increased on a comparable basis. On a comparable basis, sales decreased by 10%.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Sales in fiscal year 2003 decreased by 9% as compared with sales in fiscal year 2002, on an actual basis due principally to exchange rate variations and disposals.

No single customer represented more than 10% of our sales in any of the three periods discussed.

Selling and administrative expenses

Selling and administrative expenses were €1,611 million in fiscal year 2004 compared with €2,049 million in fiscal year 2003 and €2,314 million in fiscal year 2002, due principally to the disposal of our Industrial Turbines businesses and T&D activities. On a comparable basis, selling and administrative expenses have decreased by 9% between fiscal year 2004 and fiscal year 2003. This decrease reflected the savings and the first impacts of the restructuring programmes launched as part of our action plan and to a lesser extent the decrease in sales. On an actual basis, selling and administrative expenses decreased by approximately 11% between fiscal year 2003 and fiscal year 2002, due mainly to variations in scope and exchange rates.

Research and Development expenses

Research and Development expenses were €473 million in fiscal year 2004, as compared to €622 million in fiscal year 2003 and €575 million in fiscal year 2002. Correcting the impact of the disposal of our Industrial Turbines businesses and T&D activities, and on a comparable basis, Research and Development expenses have decreased by 14% between fiscal year 2004 and fiscal year 2003. This decrease was mainly due to a decrease in expenses in connection with the GT24/GT26 gas turbines as the technology stabilised and to the phasing of these expenses. This increase recorded between fiscal years 2002 and 2003 was mainly due to increased spending on gas turbines.

Operating income (loss) and operating margin

Operating income is measured before restructuring costs, goodwill and other intangible assets amortisation expenses, and other items including foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses. Operating margin is calculated by dividing the operating income by total annual sales.

On an actual basis, operating income and operating margin were €380(1) million and 2.3%(1) in fiscal year 2004, as compared with operating income of €(601)(1) million and operating margin of (2.8%)(1) in fiscal year 2003 and operating income of €941 million and operating margin of 4.0% in fiscal year 2002.

Our operating margin in fiscal year 2004 was impacted by:

•	the lower level of sales which was not fully offset by a corresponding decrease in operating expenses as the restructuring plans launched in fiscal year 2004 did not yet have a material impact; and

•	charges amounting to €108 million for our Power Environment Sector as a result of additional provisioning following difficulties with two subcontractors in the United States.

In fiscal year 2003, exceptional provisions and accrued costs were recorded for the GT24/GT26 heavy-duty gas turbines and for UK Trains and US Trains.

Earnings Before Interest and Tax (EBIT)

EBIT was €(791)(1) million in fiscal year 2004, compared with €(1,223)(1) million in fiscal year 2003 and €487 million in fiscal year 2002.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

The negative EBIT in fiscal year 2004 was mainly due to:

•	the low level of operating income;

•	high restructuring costs amounting to €655 million in fiscal year 2004, compared with €268 million in fiscal year 2003. The increase in fiscal year 2004 was due to restructuring plans announced in our action plan in March 2003 in order to reduce our overheads significantly and to adapt our organisation and industrial base to current market conditions. Restructuring costs are accrued when management announces the reduction or closure of facilities, or a programme to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets; and

•	pension costs were €263 million in fiscal year 2004, compared with €214 million in fiscal year 2003 and €139 million in fiscal year 2002. This increase was primarily due to an increase in the amortisation of the unrecognised actuarial difference between pension obligations and the fair market value of the assets following the fall in global stock market in 2002.

The negative EBIT in fiscal year 2003 was mainly due to a decrease in operating income and increases in pension and restructuring costs.

Financial expenses, net

The deterioration of our net financial expenses, €460 million in fiscal year 2004 compared with €270 million in fiscal year 2003 and €294 million in fiscal year 2002, was due to the increase in fees paid on credit lines in connection with the agreements reached in March 2003 for a bridge facility and extension of maturity for certain loans and the amortisation of costs on securitisation of future receivables with the final delivery of cruise-ships, as well as foreign exchange losses (€19 million), whereas gains of €55 million were recorded for fiscal year 2003.

All fees, including exceptional fees linked to restructuring of our debt (both for the negotiations in March 2003 for the new bridge facility and extended loans and for the financing package agreement in September 2003) as well as lawyers’ and auditors’ fees, should amount to a total of approximately €200 million. The related charge in our income statement was €125 million in fiscal year 2004, and the remaining will be amortised over the next five fiscal years.

Income tax

The income tax charge was €283(1) million for fiscal year 2004 as we recognised deferred tax charge of €181(1) million and a current income tax charge of €102 million. This deferred tax charge of €181(1) million in fiscal year 2004 compared with a credit of €454(1) million in fiscal year 2003 was mainly due to valuation allowance after a detailed review by jurisdiction as described in Note 6 to the Consolidated Financial Statements. Given the ability to carry forward indefinitely certain tax losses, those deferred tax assets currently subject to valuation allowance remain available to be utilised in the future.

Our deferred tax assets amounted to €1,561 million as of 31 March 2004. Based on our business plan, we expect our deferred taxes that are not currently subject to valuation allowance will be recovered over a period of four to 12 years. For more details, see Note 6 to the Consolidated Financial Statements.

Share in net income (loss) of equity investments

Our share in net income (loss) of equity investments was nil in fiscal year 2004 compared with €3 million in fiscal year 2003 and €1 million in fiscal year 2002.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Dividend on redeemable preference shares of a subsidiary

Our dividend on redeemable preference shares of a subsidiary has been reclassified in financial income (expenses) net, in fiscal year 2003 due to the reclassification of the redeemable preference shares as financial debt. The dividend paid was €11 million in fiscal year 2004 and €13 million in fiscal year 2003, thereby impacting the financial income, and €14 million in fiscal year 2002 impacting the dividend item in our income statement.

Minority interests

Minority interests were €2 million in fiscal year 2004 compared with €(15) million in fiscal year 2003 and €(23) million in fiscal year 2002.

Goodwill amortisation

Goodwill amortisation amounted to €256 million in fiscal year 2004 compared with €284 million in fiscal year 2003 and €286 million in fiscal year 2002. The decrease was due to the disposal of our Industrial Turbine businesses and, to a lesser extent, of our T&D activities.

We requested an independent third party evaluation as part of our annual impairment tests of goodwill and other intangible assets. The valuation as at 31 March 2004 supported our opinion that our goodwill and other intangible assets were not impaired.

Net income (loss)

Net losses in fiscal year 2004 amounted to €1,788(1) million, compared with a net loss of €1,488(1) million in fiscal year 2003 and a net loss of €139 million in fiscal year 2002.

BALANCE SHEET

Goodwill, net

Net Goodwill decreased to €3,424 million at 31 March 2004 compared to €4,440 million at 31 March 2003 due to the amortisation of goodwill for €256 million and to the disposal of our Industrial Turbine and Transmission & Distribution businesses which led to a decrease of the corresponding goodwill of €759 million.

Net Goodwill decreased to €4,440 million at 31 March 2003 as compared to €4,612 million at 31 March 2002 as a result of amortisation offsetting the impact of the acquisition of the remaining 49% of Fiat Ferroviaria in April 2002.

Working capital

Working capital (defined as current assets less current liabilities and provisions for risks and charges) at 31 March 2004 was €(4,860)(1) million compared with €(4,972)(1) million as reported at 31 March 2003. This variation was due to a positive net effect of foreign currency translation for €123 million and to the changes in scope. Excluding these effects, the working capital was stable. See Note 16 to the Consolidated Financial Statements for more details.

Working capital at 31 March 2003 was €(4,972)(1) million compared with €(4,545) million at 31 March 2002, reflecting tighter working capital management and a decrease in total provisions for risks and charges.

Customer deposits and advances

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were €8,722 million, €12,689 million and €14,159 million at 31 March 2004,

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

31 March 2003 and 31 March 2002, respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet. As of 31 March 2004, our net customer deposits and advances were €2,714 million, compared with €3,541 million as of 31 March 2003 and €4,221 million as of 31 March 2002.

The decrease of our customer cash deposits and advances of €827 million which occurred during fiscal year 2004 included negative currency translation effects of €84 million and the impact of the disposal of our Industrial Turbine businesses and our T&D activities of €742 million. The impact on our cash flow of the change in customer’ deposits and advances was negative by €1 million in fiscal year 2004 after a negative €221 million in the first half of fiscal year 2004. This is due to the increase in our orders received in the second half of the fiscal year and demonstrating the return of confidence from our customers following the implementation of our refinancing package.

The decrease of customer cash deposits at the end of fiscal year 2003 as compared to fiscal year 2002 was mainly due to translation effects.

Provisions for risks and charges

At 31 March 2004, the provisions for risks and charges were €3,489(1) million compared with €3,738(1) million at 31 March 2003.

This net decrease was accounted for mainly by the following movements:

•	a decrease in provisions on contracts for €601 million, mainly resulting from application of the GT24/GT26 gas turbines and to the disposal of activities;

•	an increase in restructuring provisions of €247 million due to the numerous restructuring plans announced, for which we have recorded a high level of provisions in fiscal year 2004 that will be applied during the fiscal year 2005; and

•	a decrease in foreign currency translation effects.

At 31 March 2003, the provisions for risks and charges were €3,738(1) million compared with €3,849 million at 31 March 2002. The decrease was due to a decrease in provisions on contracts, restructuring and other provisions, foreign currency translation effects which more than offset the net increase in provisions for the GT24/GT26 gas turbines.

Shareholders’ equity and minority interests

Shareholders’ equity at 31 March 2004 was €97(1) million, including minority interests, compared with €802(1) million at 31 March 2003 and €1,843 million at 31 March 2002. This decrease at 31 March 2004 was mainly due to the net loss for the period of €1,788(1) million, offset by the capital increase of €300 million, the issuance of convertible bonds for €733 million net of related costs and the positive impact of cumulative translation adjustments for €77 million. The decrease at 31 March 2003 was mainly due to the net loss and translation adjustments, partially offset by a capital increase of €622 million.

As at 31 March 2004, €152 million of bonds, out of the €901 million issued, have not yet been converted into capital.

Securitisation of existing receivables

In order to fund our activity, we sell selected existing trade receivables to a third party on an irrevocable, without recourse basis. The net cash proceeds from securitisation of existing trade receivables at 31 March 2004 was €94 million compared with €357 million at 31 March 2003 and €1,036 million at 31 March 2002.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Securitisation of future receivables

In order to finance working capital and to mitigate the cash-negative profiles of some contracts, we have sold to third parties selected future receivables due from our customers. This securitisation of future receivables has the benefit of reducing our exposure to customers (since some future receivables are sold without recourse to us should the obligor under the receivable default for reasons other than our failure to meet our obligations under the relevant contract) and applies principally to Marine and Transport. The total securitisation of future receivables at 31 March 2004 was €265 million compared with €1,292 million at 31 March 2003 and €1,735 million at 31 March 2002. The decrease in fiscal year 2004 compared with fiscal year 2003 was mainly due to the delivery of two cruise-ships by our Marine Sector. During fiscal year 2004, we did not enter into any new securitisation of future receivables. The decrease in fiscal year 2003 compared with fiscal year 2002 was mainly due to the lower level of orders received in Marine.

Financial debt

Our financial debt was €4,372 million at 31 March 2004, compared with €6,331 million at 31 March 2003 and €6,035 million at 31 March 2002.

Net debt

We define net debt as financial debt less short-term investments, cash and cash equivalents. Net debt was €2,906 million at 31 March 2004, compared with €4,561 million at 31 March 2003 and €3,799 million at 31 March 2002. Our net debt decreased due to the capital increase, the issuance of bonds mandatorily reimbursable with shares and proceeds on disposal of investments partly offset by net cash used in operating activities. The increase in fiscal year 2003 was due to a decrease in cash and cash equivalents and the reclassification of our preference shares and undated subordinated notes.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The following table sets out selected figures concerning our consolidated statement of cash flows:

	Year ended 31 March
	2002	2003	2004
	(in € million)
Total Group Actual Figures
Net income after elimination of non-cash items(1)	341	(1,181)	(973)
Change in net working capital(1)	(920)	644	(85)

Net cash provided by (used in) operating activities	(579)	(537)	(1,058)
Net cash provided by (used in) investing activities	123	(341)	1,561
Net cash provided by (used in) financing activities	(136)	621	1,173

	(592)	(257)	1,676
Net effect of exchange rate	(12)	(41)	(7)
Other changes and reclassifications	16	(464)	(14)

Decrease (increase) in net debt	(588)	(762)	1,655

Net cash provided by (used in) operating activities

Net cash provided by operating activities is defined as the net income after elimination of non-cash items plus working capital movements. Net cash provided by (used in) operating activities was €(1,058) million in fiscal year 2004 compared to €(537) million in fiscal year 2003 and €(579) million in the fiscal year 2002.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

Net income after elimination of non-cash items was €(973)(1) million in fiscal year 2004. This amount represented the cash generated by net income before working capital movements. As provisions are included in the definition of our working capital, provisions are not part of the elimination of non-cash items. This negative amount was mainly due high levels of restructuring and financial expenditures.

Change in net working capital was €(85)(1) million. The principal movements in working capital were due to:

•	a decrease of €267 million in sale of trade receivables (securitisation of existing receivables);

•	a decrease of €332(1) million in contract-related provisions due to the application of GT24/GT26 provisions partially offset by new provisions recorded on other contracts and for restructuring not yet applied;

•	stable customer deposits and advances; and

•	a decrease of €1,005(1) million in trade payables and other payables, a decrease by €389 million of inventories and contracts in progress and a decrease of trade and other receivables by €747(1) million, these movements are mainly due to the decrease in sales by 10% on a comparable basis and a high level of delivery in the fiscal year 2004. The positive cash flow of €131 million triggered by this net decrease in working capital resulted from the application of accrued contract costs for the GT24/GT26, a positive change for Marine following deliveries and the combined effect of a decrease in activity and a better working capital management (mainly reduction of overdue receivables from customers).

The net cash used in operating activities of €(537) million in fiscal year 2003 was mainly due to the net loss for the fiscal year, partly offset by positive change in working capital. The net cash used in operating activities of €(579) million in fiscal year 2002 was mainly affected by the net outflow from change in working capital.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was €1,561 million in fiscal year 2004. This amount comprised:

•	proceeds of €244 million from disposals of property, plant and equipment (including €206 million from the disposal of real estate);

•	capital expenditures for €254 million;

•	decrease in other fixed assets of €125 million mainly due to the proceeds from the early reimbursement of receivables due to us by two special purpose entities in connection with Marine vendor financing; and

•	cash proceeds from the sale of investments, net of net cash sold for €1,454 million, comprising of mainly the proceeds from the sale of our Industrial Turbine businesses for €784 million and our T&D activities for €632 million.

Net cash provided by (used in) investing activities was €(341) million in fiscal year 2003 and €123 million in fiscal year 2002. The net cash outflow in fiscal year 2003 was mainly due to €410 million of capital expenditures and €154 million of cash expenditures for the acquisition of the remaining 49% in Fiat Ferroviaria Spa.

The net cash inflow in fiscal year 2002 was mainly due to sale of investments (Contracting and GTRM).

Net cash provided by (used in) financing activities

Net cash provided by financing activities in fiscal year 2004 was €1,173 million, including a capital increase for €300 million and ORA issuance for €901 million, compared with €621 million of net proceeds in fiscal year 2003, including primarily proceeds from a capital increase completed in July 2002.

The net cash used in financing activities in fiscal year 2002 of €136 million was due to dividends paid.

Decrease (increase) in net debt

As a result of the above, our net debt decreased by €1,655 million in fiscal year 2004, compared with an increase of €762 million in fiscal year 2003 and of €588 million in fiscal year 2002.

(1)	31 March 2003 and 2004 adjusted figures for the purpose of the filing of this Annual Report on Form 20-F. See Note 1(c) to the Consolidated Financial Statements.

MATURITY AND LIQUIDITY

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

In August 2003, we entered into a new financing package with more than 30 of our commercial lenders and the French State, and in September 2003 we amended this financial package, as described above under “—Status of Our Action Plan and Main Events of Fiscal Year 2004—2003 Financing Package”. Implementation of this financing package has reduced and substantially changed the maturity profile of our debt.

The following table sets forth our outstanding financial debt obligations (including future receivables securitised) and available credit lines as of 31 March 2004:

	Outstanding lines as of 31 March 04	1st quarter FY2005	2nd quarter FY2005	3rd quarter FY2005	4th quarter FY2005	Fiscal Year 2005	Fiscal Year 2006	Fiscal Year 2007	Fiscal Year 2008	Fiscal Year 2009	After Fiscal Year 2009
Redeemable preference shares	205						(205)
Subordinated notes	250							(250)
Subordinated loans (PSDD)	1,563									(1,563)
Subordinated long-term bond (TSDD)	200										(200)
Subordinated bonds reimbursable with shares—TSDD RA(1)	300										(300)
Bonds	650							(650)
Syndicated loans	722							(722)
Bilateral loans	260						(27)	(33)	(200)
Commercial paper	420				(420)	(420)
Bank overdrafts/other facilities/accrued interests(2)	320	(278)				(278)	(14)	(6)	(3)	(3)	(16)

Sub-total	4,890	(278)	0	0	(420)	(698)	(246)	(1,661)	(203)	(1,566)	(516)

Future receivables(3)	265	(68)	(69)	(68)	(60)	(265)

Total(4)	5,155	(346)	(69)	(68)	(480)	(963)	(246)	(1,661)	(203)	(1,566)	(516)

Financial debt	4,372

Available lines	783

(1)	Subordinated bonds reimbursable with shares (TSDD RA) will only be reimbursed in cash in the event the European Commission does not approve their reimbursement with shares. See “Status of Our Action Plan and Main Events of Fiscal Year 2004—2003 Financing Package”.
(2)	Facilities entered into by subsidiaries have been classified as being immediately due because such facilities are generally uncommitted.
(3)	Excluding the reimbursement of which will come directly from the direct payment of the customer to the investor to whom we sold the right to receive the payment.
(4)	Under US GAAP, as our covenants have been suspended until 30 September 2004, all outstanding debt has been classified as short term. See Note 33(D)(g) to our Consolidated Financial Statements.

Total available unused credit lines, together with cash available in the Group, amounted to €2,249 million at 31 March 2004, compared with €2,370 million at 31 March 2003. The amounts consisted of:

•	Available credit lines at Group level, which were constituted of €420 million of commercial paper and €363 million of the tranche B of the Subordinated loans (PSDD), for €783 million at 31 March 2004, compared with a bridge facility of €600 million at 31 March 2003;

•	Cash available at Group level was €532 million at 31 March 2004, compared with €610 million at 31 March 2003; and

•	Cash available at subsidiary level of €934 million at 31 March 2004, compared with €1,160 million at 31 March 2003.

ALSTOM, the Group parent company, may readily access some cash held by wholly owned subsidiaries through the payment of dividends or pursuant to intercompany lending arrangements. Local constraints can delay or restrict this access, however. Furthermore, while we have the power to control decisions of subsidiaries of which we are the majority owner, our subsidiaries are distinct legal entities and the payment of dividends and the making of loans, advances and other payments to us by them may be subject to legal or contractual restrictions, be contingent upon their earnings or be subject to business or other constraints. These limitations include local financial assistance rules, corporate benefit laws and other legal restrictions. Our policy is to centralise liquidity of subsidiaries at the parent company level when possible, and to continue to progress towards this goal. The cash available at subsidiary level was €2,069 million, €1,160 million and €934 million, respectively, in March 2002, 2003 and 2004.

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

For the defined benefit plans, which we operate, benefits are normally based on an employee’s pensionable remuneration and length of service. These plans are either funded through independently administered pension funds or unfunded. Pension liabilities are assessed annually by external professionally qualified actuaries. These actuarial assessments are carried out for each plan using the Projected Unit Credit method with a measurement date of 31 December. The financial and demographic assumptions used are determined at the measurement date as being appropriate for the plan and the country in which it is situated.

The most important assumptions made are listed below:

•	discount rate;

•	inflation rate;

•	rate of salary increases;

•	long-term rate of return on plan assets;

•	mortality rates; and

•	employee turnover rates.

Certain assumptions used are discussed in Note 21 to the Consolidated Financial Statements.

The assets of externally administrated defined-benefit plans are invested mainly in equity and debt securities. The components of these assets are disclosed in Note 21 to the Consolidated Financial Statements.

The expected costs of providing retirement pensions under defined-benefit plans, as well as the costs of other post-retirement benefit plans, are charged to the profit and loss account over the periods benefiting from the employees’ services.

Valuation of the Projected Benefit Obligation

The actuarial value of the future obligations of the employer estimated with the Projected Unit Credit method (Projected Benefit Obligation—“PBO”) fluctuates annually, depending upon the following:

•	increases related to the acquisition by the employees of one additional year of rights (“service cost”);

•	increase in the present value of the PBO which arises because the benefits are one year closer to their payment dates (“interest cost”);

•	decreases related to the benefits paid during the year;

•	changes related to modifications of the actuarial assumptions (“actuarial gains and losses” : discount rate, inflation rate, rate of salary increases etc);

•	changes in obligations related to plan amendments;

•	changes due to curtailments or settlements applied on the plans; and

•	changes in scope (“business combinations / disposals”).

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

The changes in the fair value of assets and the funded status are disclosed in Note 21 to the Consolidated Financial Statements.

Actuarial gains and losses, prior year service costs and transition obligations

A number of factors can trigger actuarial gains and losses:

•	differences between the assumptions used and the actual experience (for instance, an actual return on assets differing from the expected rate of return at the beginning of the year);

•	changes in the long-term actuarial assumptions (inflation rate, discount rate, rate of salary escalation, mortality table etc);

•	changes due to plan amendments; and

•	impact of the first application of the actuarial methodology (Projected Unit Credit method).

The impact of these factors is shown in the table entitled “Change in plan assets” in Note 21 to the Consolidated Financial Statements:

•	unrecognised actuarial loss (gain);

•	unrecognised prior service cost (due to plan amendments); and

•	unrecognised transition.

The unrecognised actuarial loss (gain) at the year-end is compared on a plan-by-plan basis with the higher of the PBO and the fair value of the assets held. If the unrecognised actuarial loss (gain) exceeds 10% of this amount the excess above the 10% level is spread across the remaining working lives of the employees of the respective plan.

As of 31 March 2004, the actuarial losses unrecognised in the balance sheet were €918 million, a decrease of €49 million since March 2003. Recognition of these liabilities under French GAAP is allowed over the average remaining working lives of the relevant participants. Thus, starting with fiscal year 2005, the portion above 10% calculated scheme by scheme, is spread across the average residual working period of these plans, being 10-15 years.

The unrecognised gains on prior service costs and on transition amounted to €33 million at 31 March 2004. The total amount is amortised on a straight-line basis over the remaining working lives of the plans’ participants.

Pension cost

The total pension cost related to defined benefit is defined annually by qualified actuaries and is detailed in Note 21 to the Consolidated Financial Statements as follows:

•	service cost, which corresponds to the acquisition of one additional year of rights;

•	interest cost, which is due to the increase in the present value of the PBO which arises because the benefits are one period closer to their payment dates;

•	expected return on plan assets (profit);

•	cost (or potentially profit) corresponding to the amortisation of prior service cost;

•	cost (or potentially profit) corresponding to the amortisation of actuarial gains and losses; and

•	profit (or potentially cost) of Curtailments/Settlements corresponding to the impact of a reduction/cancellation of the obligation mainly due to a modification of the plan’s scope (downsizing, business disposals, closing of a defined-benefits plan, etc).

Multi-employer plans in the United States and Canada

We employ workers from US and Canada Trade Unions mainly in our Customer Service activity related to the boiler after-market.

The pension costs charged in the income statement as “Other expenses—Pension costs” represent contributions payable by us to these dedicated funds.

During the year ended 31 March 2004, pension and other post retirement benefit costs recorded totaled of €263 million. Of this amount €191 million related to defined benefit schemes, €32 million to defined contribution schemes, €28 million to multi-employer schemes and €12 million to other post retirement benefits. The total cash spend in the year was €199 million.

The fair value of defined benefit scheme assets totaled €2,263 million at 31 March 2004 and the benefit obligations, pension and other benefits, totaled €3,633 million leaving an underfunding in the plans of €1,370 million. We have recorded accrued benefits costs of €485 million in our Consolidated Financial Statements. This leaves €885 million to be recorded, taking into account changes in actuarial assumptions and plan assets and provisions, over the average future service period of employees.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Off Balance Sheet Commitments

The following table sets forth our off-balance sheet commitments, which are discussed further at Note 27 to the Consolidated Financial Statements:

	At 31 March
	2002	2003	2004
	(in € million)
Total Group Actual figures
Guarantees related to contracts	11,451	9,465	8,169
Guarantees related to vendor financing	932	749	640
Discounted notes receivables	18	11	6
Commitments to purchase fixed assets	8	7	0
Other guarantees	58	94	43

Off balance sheet commitments	12,467	10,326	8,858

Guarantees related to contracts

The overall amount given as guarantees on contracts decreased from €9,465 million in March 2003 to €8,169 million in March 2004, a decrease by 14% mainly due the disposal of our Industrial Turbine businesses and our T&D activities, and to exchange rate variations.

Vendor Financing Exposure

In some instances, we have provided financial support to institutions which finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial support as “vendor financing”. We have not committed to provide any vendor financing guarantees to our customers since fiscal year 1999.

Vendor financing totalled €969 million at 31 March 2004 (of which €640 million was off balance sheet) compared to €1,259 million at 31 March 2003 (of which €749 million was off balance sheet). This decrease was mainly due to the early reimbursement to us of €180 million due to us from two special purpose entities following the agreement with our lenders under our new financing package.

For addition information please refer to the Notes 25 and 27(a)(2) of the Consolidated Financial Statements.

Contractual Obligations

The following table sets forth, as of 31 March 2004, our financial debt, long-term rental, capital and operating lease obligations and pensions obligations, broken down by the periods in which the relevant payments are due.

	At 31 March 2004	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € million)
Financial Debt Obligations (Exclusive of Capital lease Obligations)	4,372	543	1,907	1,406	516
Long term rental	683	11	31	44	597
Capital Lease Obligations	237	37	55	39	106
Operating Lease Obligations	430	62	106	75	187
Pensions and retirement obligations, net	485	63	120	120	182

Total	6,207	716	2,219	1,684	1,588

See Notes 27(b), Note 22 and Note 21 of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our Consolidated Financial Statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies, including financing arrangements. On a regular ongoing basis, we evaluate our estimates, including those relating to projects, products, parts and other after-market operations, and included in accrued contract costs, provisions for risks and charges, bad debts, inventories, investments, intangible assets, including goodwill and other acquired intangibles, taxation including deferred tax assets and liabilities, warranty obligations, restructuring, long-term service contracts, pensions and other post-retirement benefits, commitments, contingencies and litigation. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from those estimates under different circumstances, assumptions or conditions.

Accounting policies important to an understanding of the financial statements include those related to business combinations, consolidation methods, goodwill, other acquired intangible assets and restructuring that may be subject to the application of differing accounting principles. We believe the following critical accounting policies are most affected by our judgements and estimates in preparing our Consolidated Financial Statements.

Revenue recognition on long-term contracts

We recognise revenue and profit as work progresses on long-term, fixed-price contracts using the percentage of completion method, based on contract milestones or costs incurred (See Note 2(c) to the Consolidated Financial Statements), which relies on estimates of total expected contract revenue and cost. We follow this method because we believe we can make reasonably dependable estimates of the revenue and costs applicable to various defined stages, or milestones, of a contract. Recognised revenues and profit taken are subject to revisions as the contract progresses to completion. Revisions to profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain contract costs (including direct materials and labour costs and indirect costs related to the contract) so that the contract margin, on a cumulative basis, equals the total contract gross margin determined in the latest project review. We generally account for long-term service contracts using the percentage of completion method, recognising revenue as performance of the contract’s progress using estimated contract profit rates. Selling and administrative expenses are charged to expenses as incurred.

Contract accruals

Significant estimates are involved in the determination of provisions related to contract losses and warranty costs. If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. These estimates are assessed on a contract-by-contract basis. Such estimates are subject to change based on new information as projects progress toward completion.

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

Inventories

We write down our inventories for estimated obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and the estimated market value based on a assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain allowances for doubtful accounts, for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of long term assets

We review our long term assets, both tangible and intangible, on an annual basis and record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results from underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in the current carrying value. This could require us to record an impairment charge in the future.

In respect of goodwill and other intangible assets, we base our impairment testing by Sector on the Group’s internal three-year Business Plan and extrapolate over ten years together with a terminal value. These are discounted at the Group’s Weighted Average Cost of Capital (“WACC”).

Valuation of deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. When we determine that we are able to realise our deferred tax assets in the future in excess of our net recorded amount, we make an adjustment to the deferred tax asset, to increase income in the period that such determination is made. Likewise, when we determine that we are not able to realise all or part of our net deferred tax assets, an adjustment to the deferred tax asset is charged to income.

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

In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could result in a significant change to the amount of pension expense recorded and on the assessment of the benefit obligations.

Capital leases

Under French GAAP the Group can elect to capitalise finance leases (benchmark treatment) or not to capitalise.

The Group has chosen the latter option.

Operating income

The Group does not include within its Income Statement line item operating Income, restructuring costs, employee profit sharing and pension costs. These are included within the line item Earnings before Interest and Tax.

Other significant accounting policies

Other significant accounting policies are important to an understanding of the financial statements. Policies related to purchase accounting, consolidation policies, provisions and financial instruments and debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Following the coming into force of European Regulation n° 1606/2002, European-listed companies are required to adopt International Financial Reporting Standards (IFRS/IAS) in the preparation of their Consolidated Financial Statements covering periods beginning on or after 1 January 2005. Consequently, ALSTOM Consolidated Financial Statements covering the period beginning 1 April 2005 will be presented according to IFRS, together with comparative information related to the previous period converted to the same standards. In order to present those comparative data, an opening balance sheet at 1 April 2004 (transition date) converted to IFRS will have to be prepared.

The group has set up an IFRS implementation program aiming at the following objectives:

•	identification of differences between the accounting principles currently followed by the Group and the applicable provisions of IFRS, with respect to recognition, measurement and presentation,

•	estimation of main impacts,

•	analysis of required adaptations of corporate processes and information systems, and

•	organisation of training action plans.

The project is supervised by a Management Committee, chaired by the Group Chief Financial Officer and composed of representatives of Sectors and Corporate. Working groups have been set up in order to address the main issues potentially impacting the Group’s financial statements and the existing information systems. A central team is in charge of co-ordinating the project.

The adoption of the new body of accounting standards is still subject to the approval by the European Commission of the standards related to financial instruments and of the new standards, amendments or interpretations issued since June 2003.

Accordingly, the forecast impacts of the conversion to IFRS are based on a platform which is not yet fully finalised by the International Accounting Standard Board and have to be considered only as the conclusion of a preliminary diagnosis.

On the date of publication of this report, the Group is of the opinion that the main differences in accounting treatments due to the conversion to IFRS already identified are the following:

Pension and long-term benefits

According to IFRS 1 which governs the preparation of the balance sheet at the transition date, two alternative treatments of unrecognised actuarial gains or losses can be considered:

•	immediate recognition in the balance sheet of all actuarial gains or losses related to pension benefits existing at the date of transition, measured according to IAS 19 (Employee Benefits); or

•	complete retrospective application of IAS 19 since inception of all plans with cumulative amortisation of actuarial gains and losses, as if the standard had been applied in the previous years.

Recognition of development costs as assets

Development costs which meet the conditions set out in IAS 38 (Intangible assets) must be recognised as assets, whereas they are presently expensed as incurred.

The Group is currently reviewing its information systems in order to assess if they are able to provide the necessary data for identification of costs eligible as assets, both in future years and retrospectively with respect to the technology internally developed and used at the date of first-time adoption of the standard.

The counterpart of any recognition of development assets would be an increase in assets and opening equity at the transition date.

Leases

The main impact of the conversion to IFRS will relate to assets financed through capital leases and sales type leases.

Those assets, as well as corresponding liabilities, will have to be recognised in the balance sheet, while they are presently disclosed as off balance sheet commitments. This change of accounting method will significantly increase both fixed assets and financial debt. Opening equity and future earnings will be marginally affected.

Revenue and cost recognition

Revenue and cost recognition on construction and long term service contracts is currently under review. The Group will assess if any material impact can derive from the adoption of IFRS when an interpretation about the combination or segmentation of contracts currently considered by the IFRS Interpretation Committee is released.

Reclassification of penalties and claims as reduction of sales instead of increase in costs will reduce future revenues on contracts subject to such penalties, if any.

Some other reclassifications in the presentation of construction contracts in the balance sheet are likely to occur.

Financial instruments

Derivative instruments will have to be recorded at their fair value in the balance sheet, whatever the nature of the underlying asset or liability.

The new standards will mainly affect foreign currency hedges: currency derivative financial instruments which will not meet the documentation and effectiveness criteria required by the standard will be recorded without any corresponding offset by the recognition of the fair value of hedged items. Such a situation will generate volatility in income from operations.

There will be major implications for accounting systems, as hedging instruments are required to be reviewed with the underlying assets or liabilities to which they relate.

Due to the complexity of processes to be implemented to satisfy the IFRS requirements on financial derivatives, the group has decided, as authorised by IFRS1—First time application of IFRS, not to apply IAS 32-39 (Financial instruments) in the comparative data to be prepared for the fiscal year 2005.

Consolidation scope

IFRS requires a controlled special purpose entity to be consolidated, even in cases where the group owns no shares in this entity.

The French Standard, presently in force and applied by the group, demands consolidation, only if the group owns a share in the entity.

Starting from financial years beginning after 31 March 2004, the requirement of the French Law will be the same as IFRS.

This modification will result in an increase of assets and financial debt.

Business combinations

As permitted by IFRS1, the group has elected not to restate past business combinations according to IFRS.

Under the new standard, goodwill will no longer be amortised. Impairment tests will have to be performed at transition date and at regular intervals, at least, yearly.

Presentation of financial statements

The aggregation in the profit and loss account of items of income and expense as non-operating income or expense is prohibited by the IFRS. These items will have to be included in the income from operations. Income and expenses from discontinued operations will be presented on a single line as soon as the sale is highly probable, while they are presently part of the group’s operations until the effective date of disposal.

Changes in the presentation of the balance sheet will mainly result from the distinction between current and non-current items and from some reclassifications in working capital items. Assets and liabilities included within a disposal group classified as held for sale will be presented separately.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and shareholders’ equity from French GAAP to US GAAP for inclusion in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”).

The main differences related to net income, liabilities and shareholders’ equity are as follows:

Accounting for restructuring costs—The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability related to a restructuring plan whenever the plan is finalised, approved by management and announced before the closing of the financial statements. In US GAAP, exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. In addition, some costs that are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP (inventory write offs which result from restructuring plans). Finally, the Group applied since the 1 January 2003 the SFAS 146. This statement requires that a liability for costs associated with exit or disposal activities be recognised at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

Valuation and accounting of financial instruments—Under French GAAP, profit and losses on financial instruments considered as hedges of our interest rate and forward exchange rate risks are recorded in the same period as the hedged item. The US standard SFAS 133, which is applicable to us since 1 April 2001, requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these derivatives is recorded in the income statement. If, under certain criteria, the derivative is qualified as a hedge, the effect in the income statement resulting from the change in fair values is compensated by the income or loss generated by the change of the value of the underlying item.

Business combination—The allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised under French GAAP until the end of the fiscal year following the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made within the 12-month period following the acquisition. This difference in principles has reduced the goodwill recognised at the time of the acquisition, on 11 May 2000 of the 50% remaining stakeholding of ABB in the joint venture “ABB ALSTOM POWER”, renamed Power.

Pension, termination and post-retirement benefits-defined benefit plan—The Group determines its costs and accruals in accordance with actuarial techniques compliant with the methodology stated by SFAS 87, Employers Accounting for Pensions, and SFAS 106, Employers Accounting for Post Retirement Benefits Other Than Pensions. Minimum liability adjustments (“MLA”) are not recognised in the Group’s financial statements as under French GAAP the recognition of these adjustments is not required. Under US GAAP the Minimum Liability Adjustment is recognised through the net equity.

Financial debt—Certain items which are not necessarily recorded as financial debt under French GAAP, such as capital leases, are recorded as financial debt under US GAAP. Financial debt is also increased under US GAAP with the consolidation of special purpose entities which are not consolidated under French GAAP.

Valuation of Goodwill—Beginning 1 April 2002, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. As a result, goodwill is no longer amortised. Instead the Group periodically evaluate goodwill for recoverability. The Group has determined that no potential goodwill impairment existed as at 31 March 2003 and 31 March 2004, the annual testing date, following the adoption of SFAS 142.

Valuation of deferred tax assets—In certain circumstances there can be differences arising between French GAAP and US GAAP as a result of interpretation of US accounting rules. In the year ended 31 March 2004, the Group in interpreting US accounting rules concluded that full valuation allowance for deferred tax assets is required under SFAS 109 “Accounting for Income Taxes”.

Net deferred tax assets accordingly were subject of a full valuation allowance in the US GAAP accounts for the year ended 31 March 2004 but not in the French GAAP accounts. This interpretive judgement under US GAAP reflected the uncertainty surrounding the implementation of the financing package and the resultant issues concerning the financial condition of the Group and produced an uncertainty which led to the requirement to take a valuation allowance against all the net deferred tax assets of the Group.

Other than in these circumstances, differences in deferred tax accounting between French and US GAAP should not be material.

In addition to the matters described above that impact net income, liabilities and shareholders’ equity, there are other differences in accounting principles between French GAAP and US GAAP that may materially affect the presentation of the balance sheet and income statement.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts, in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company’s financial risks and to optimise cash management by pooling our available cash, thereby reducing the amount of external debt required and permitting us to obtain better terms under our various financing arrangements.

The Corporate Treasurer reports directly to the CFO and has global responsibility for foreign exchange risk, interest rate management, intra-group financing and cash management. He managed a team of about 27 people in fiscal year 2004 located in the Paris Headquarters. Corporate Treasury is organised in a Front-Office or Dealing Room, a Middle-Office and a Back-Office to ensure segregation of duties. In addition to this, a small team operates the netting of intercompany payments and prepares a weekly cash forecast. A network of Country Treasurers supports Corporate Treasury in the countries where we have a significant presence.

Corporate Treasury acts as an in-house bank for subsidiaries by providing hedging and funding and maintaining internal current accounts. We have implemented cash pooling structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate Treasury uses the Reuters CashFlow Treasury Management System for straight-through processing of treasury transactions from dealing to settlement and management of in-house banking activity. Our Treasury Management System is interfaced with SAP for automatic generation of accounting entries. The Dealing Room is equipped with a Reuters Information System for real-time market data and uses a professional telephone dealing system provided by Etrali to tape all exchanges with banks’ dealing rooms. A dedicated Information Technology team administers Treasury systems and guarantees back-up and contingency plans.

The Middle Office monitors the Dealing Room activity, guarantees that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our operations, we are exposed to currency risk arising from tenders for business remitted in foreign currency, and from awarded contracts or “firm commitments” under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2004 were the US dollar, British Pound and Swiss Franc. We hedge risks related to firm commitments and tenders as follows:

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

When a tender results in the award of a contract, we hedge the resulting net cash flows mainly in the forward markets or, in some exceptional cases, keep them covered under insurance policies. Due to the long-term nature of our business, the average duration of these forward contracts is approximately 12-14 months. We may, in some circumstances, enter into forward foreign exchange contracts of a shorter maturity than the expected underlying currency flow. Such contracts are rolled over until the occurrence of the underlying flow. Although this provides adequate protection against exchange rate fluctuations, we remain exposed to variations in the differential between the interest rates of the two currencies involved. The impact of such variations remains, however, relatively minor.

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

Interest rate risks

See Note 29(b) to the Consolidated Financial Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

VALUE OF FINANCIAL INSTRUMENTS

	Nominal values				Fair market values
	Maturity as at 31 March 2004				Maturity as at 31 March 2004
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	(in € million)
BALANCE SHEET ITEMS
Assets
Loans, deposits and retentions	798	282	102	414	782	282	102	398
Other financial assets	62	–	–	62	62	–	–	62
Short-term investments	39	35	4	–	39	35	4	–
Cash and cash equivalents	1,427	1,427	–	–	1,427	1,427	–	–
Liabilities
Financial debt	4,372	543	3,313	516	4,310	543	3,251	516
OFF BALANCE SHEET ITEMS
Interest rate instruments
Interest rate swaps : receive fixed	374	21	353	–	18	1	17	–
Euro	320	–	320	–	17	–	17	–
US Dollar	54	21	33	–	1	1	–	–
Foreign exchange instruments
Currency swaps – Currency purchased	2,728	2,705	23	–	(127)	(126)	(1)	–
Australian Dollar	89	89	–	–	2	2	–	–
Swiss Franc	716	706	10	–	(3)	(2)	(1)	–
Czech Koruna	55	55	–	–	1	1	–	–
British Pound	233	232	1	–	–	–	–	–
Polish New Zloty	72	65	7	–	–	–	–	–
Swedish Krona	78	73	5	–	–	–	–	–
US Dollar	1,401	1,401	–	–	(128)	(128)	–	–
Other Currencies	84	84	–	–	1	1	–	–
Currency swaps – Currency sold	4,708	4,511	197	–	121	94	27	–
Canadian Dollar	126	125	1	–	(3)	(3)	–	–
Swiss Franc	1,154	1,130	24	–	12	11	1	–
British Pound	198	198	–	–	–	–	–	–
Japanese Yen	51	51	–	–	(1)	(1)	–	–
Swedish Krona	70	65	5	–	1	1	–	–
Singapore Dollar	109	75	34	–	31	21	10	–
US Dollar	2,854	2,722	132	–	84	68	16	–
Other Currencies	146	145	1	–	(3)	(3)	–	–
Foreign exchange contracts – Contracts purchased	922	691	231	–	(58)	(12)	(46)	–
Swiss Franc	194	148	46	–	(7)	(3)	(4)	–
Czech Koruna	31	29	2	–	(1)	(1)	–	–
British Pound	31	26	5	–	–	–	–	–
Japanese Yen	13	13	–	–	–	–	–	–
Polish New Zloty	58	55	3	–	–	–	–	–
Swedish Krona	130	123	7	–	–	–	–	–
US Dollar	431	264	167	–	(49)	(7)	(42)	–
Other Currencies	34	33	1	–	(1)	(1)	–	–
Foreign exchange contracts – Contracts sold	2,477	2,028	449	–	94	22	72	–
Australian Dollar	70	59	11	–	(4)	(2)	(2)	–
Swiss Franc	796	724	72	–	(4)	(8)	4	–
British Pound	288	250	38	–	(14)	(10)	(4)	–
Indian Rupee	48	48	–	–	–	–	–	–
Japanese Yen	71	56	15	–	5	2	3	–
Swedish Krona	68	66	2	–	(6)	(6)	–	–
US Dollar	1,009	705	304	–	119	48	71	–
Other Currencies	127	120	7	–	(2)	(2)	–	–

	Face values				Fair market values
	Maturity as at 31 March 2004				Maturity as at 31 March 2004
	Total	< 1 year	1-5 years	> 5 years	Total	< 1 year	1-5 years	> 5 years
	(in € million)
Insurance contracts – Contracts purchased	–	–	–	–	–	–	–	–
Insurance contracts – Contracts sold	161	148	13	–	(5)	(4)	(1)	–
Swiss Franc	16	16	–	–	1	1	–	–
British Pound	2	2	–	–	–	–	–	–
Japanese Yen	17	17	–	–	(2)	(2)	–	–
US Dollar	126	113	13	–	(4)	(3)	(1)	–
Currency options – Purchased
Call :	278	278	–	–	2	2	–	–
New Zealand Dollar	28	28	–	–	–	–	–	–
Swedish Krona	79	79	–	–	–	–	–	–
US Dollar	114	114	–	–	2	2	–	–
Other Currencies	57	57	–	–	–	–	–	–
Put :	279	279	–	–	17	17	–	–
Swiss Franc	1	1	–	–	–	–	–	–
Japanese Yen	22	22	–	–	1	1	–	–
US Dollar	256	256	–	–	16	16	–	–
Currency options – Sales
Call :	308	308	–	–	(2)	(2)	–	–
British Pound	5	5	–	–	–	–	–	–
Japanese Yen	20	20	–	–	–	–	–	–
US Dollar	283	283	–	–	(2)	(2)	–	–
Put :	214	214	–	–	(2)	(2)	–	–
New Zealand Dollar	28	28	–	–	–	–	–	–
Swedish Krona	50	50	–	–	–	–	–	–
US Dollar	81	81	–	–	(1)	(1)	–	–
Other Currencies	55	55	–	–	(1)	(1)	–	–

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Pursuant to the Company’s statuts, or by-laws, our Board of Directors has the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Effective 1 January 2003, Mr. Patrick Kron assumed the function of Chief Executive Officer and, on 11 March 2003, also assumed the function of Chairman of the Board of Directors.

The French Code de commerce, or Commercial Code, provides that the board of directors must consist of between three and 18 members elected by the Company’s shareholders at their general meetings. Our statuts provide that our Board must consist of at least four members. Our Board of Directors is presently composed of eight Directors. Directors are elected and may be removed with or without cause by a general meeting of shareholders. Since our Ordinary and Extraordinary Shareholders’ Meeting held on 3 July 2002, Directors are now appointed for a term of four years.

At the time of our stock market flotation in June 1998, the board of directors set up an Audit Committee and a Nominations and Remuneration Committee, which have been chaired by independent directors since their inception.

We apply the fundamentals of corporate governance from the Bouton report (issued in 2002) and the Viénot report (issued in 1995 and 1999). We have also taken into account the American rules and recommendations resulting from the Sarbanes-Oxley Act as currently applicable to non-American companies, and have even in some cases anticipated their application, always to the extent compatible with French regulations and/or recommendations.

Consequently, the operation of the Board of Directors and the Board Committees is governed by internal rules and regulations which were either amended or drawn up at the Board of Directors’ meeting held on 13 May 2003 and incorporate most of these recommendations. A Directors’ Charter is part of the Board’s internal rules and regulations and sets out the Directors’ duties and obligations. These internal rules and regulations have been amended following the evaluation of the functioning of the Board and the Board Committees carried out in 2004.

We also adopted at the time of our initial public offering internal policies in relation to insider information which defines the situations in which certain individuals must refrain from carrying out transactions involving ALSTOM’s shares as well as the periods during which transactions are authorised, under the authority of the Group’s General Counsel. These internal policies apply to the Directors, officers and employees of the Group. Pursuant to these internal policies purchases and sales of Company shares are only authorized during a 45-day period following the publication of results by the Company and provided that the person is not in possession of insider information. In addition, purchases and sales require the prior approval of the Group’s General Counsel, who will consult with the Chief Executive Officer.

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

During fiscal year 2003, a Disclosure Committee, which is not a Board Committee, was created at the initiative of the Chairman and Chief Executive Officer and the Chief Financial Officer, comprising the executive managers of the Company and a representative of each of the Group’s Sectors. The role of this Disclosure Committee is to generally control the quality of the financial information supplied to shareholders and to the markets and to ensure the existence and efficiency of the systems of internal control and of reporting of information notably for the purpose of the preparation of the financial statements and their certification by the Chairman and Chief Executive Officer and the Chief Financial Officer pursuant to the new American regulations. The Charter of this Committee was ratified by the Audit Committee, and in accordance with this Charter, disclosure committees have subsequently been set up in each of the Group’s Sectors. These rules were reviewed during the fiscal year in order to take account of the changes in the American rules applicable to the certifications and declarations to be included in this annual report on Form 20-F.

The internal rules and regulations of the Board of Directors and the Board Committees, the Directors’ Charter and the Code of Ethics are available on the ALSTOM Internet site (www.alstom.com).

Board of Directors

The following table sets forth the names of our Directors, their dates and places of birth, their committee memberships, the dates of their initial appointment to the Board and the date of expiration of their current term.

Name	Date and Place of Birth	Committee Memberships	Expiration of Current Term(*)	Initial Appointment to the Board
Patrick Kron	26 September 1953 France	–	2007	2001

Jean-Paul Béchat**	2 September 1942 France	Audit Committee	2004	2001

Candace Beinecke	26 November 1946 United States	Nominations and Remuneration Committee	2007	2001

Georges Chodron de Courcel	20 May 1950 France	Nominations and Remuneration Committee	2006	2002

James B. Cronin	14 October 1937 United Kingdom	Audit Committee	2006	2001

Gérard Hauser**	29 October 1941 France	Nominations and Remuneration Committee	2004	2003

James W. Leng	19 November 1945 United Kingdom	Nominations and Remuneration Committee	2007	2003

Lord Simpson**	2 July 1942 United Kingdom	Audit Committee	2004	1998

*	Term to expire on the date of the General Shareholders’ Meeting for the given fiscal year.
**	The renewal of these Directors’ mandates will be submitted for approval to the next shareholders’ meeting scheduled for 9 July 2004 on second call.

Biographies of Members of the Board of Directors

Patrick Kron. Patrick Kron is our Chairman & Chief Executive Officer and was appointed to our Board of Directors on 24 July 2001. Patrick Kron started his career in the French Ministry of Industry between 1979 and 1984 and then held various positions within the Pechiney Group. In 1993, he became a member of the Executive Committee of the Pechiney Group and was Chairman of the Board of the Carbone Lorraine Company from 1993 to 1997. From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining ALSTOM. He has been Chief Executive Officer of ALSTOM since 1 January 2003 and Chairman & Chief Executive Officer since 11 March 2003. Patrick Kron has also been a Member of the Supervisory Board of Imerys since 5 May 2003. He is also a director of ALSTOM UK Holdings Ltd. and of ALSTOM Ltd.

Jean-Paul Béchat (*). Jean-Paul Béchat was appointed to our Board of Directors on 15 January 2001 with effect from 14 May 2001. Mr. Béchat is Chairman & Chief Executive Officer of Snecma. He is a member of the board of directors of Messier-Dowty International Ltd. and SOGEPA. He has been appointed by the French government as a member of the “General Council for Armaments”. He is also member of AECMA Council. He was a Director of Natexis Banques Populaires until February 2004.

Candace Beinecke. Candace Beinecke was appointed to our Board of Directors on 24 July 2001 as Director. Ms. Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Chairperson of the Board of Arnhold & S. Bleichroeder Advisors First Eagle Funds, Inc., a public mutual fund family. Ms. Beinecke also serves as a Director of the Partnership for New York City.

Georges Chodron de Courcel. Georges Chodron de Courcel was appointed to our Board of Directors on 3 July 2002. Mr. Chodron de Courcel is Chief Operating Officer of BNP Paribas. Mr. Chodron de Courcel is a Director of Bouygues and Nexans, a non-voting Director of Scor and of Scor Vie, and a member of the Supervisory Board of Lagardère. He has been a Director of BNP Paribas Canada (Canada) and of BNP Paribas UK Holdings Limited (United Kingdom) during fiscal year 2004.

James B. Cronin (*). James B. Cronin was appointed to our Board of Directors on 14 May 2001, which appointment was renewed on 3 July 2002. Mr. Cronin was appointed Managing Director and member of the board of directors of GEC ALSTHOM N.V. in 1989 and was deputy Chief Executive Officer of ALSTOM until June 2000. Mr. Cronin is a Director of ALSTOM SA (Proprietary) Limited. He was a Director of AWG plc until 31 July 2003.

Gérard Hauser (*). Gérard Hauser was appointed to our Board of Directors on 11 March 2003. Mr. Hauser is the Chairman & Chief Executive Officer of Nexans. He is a member of the board of directors of Aplix, Electro Banque and Faurecia. He was a director of Liban Cables up to September 2003 and a member of the Supervisory Board of Alcatel Deutschland GmbH up to June 2003.

James W. Leng (*). James Leng was appointed to our Board of Directors on 18 November 2003. He is the Chairman of Corus Group plc and of Laporte Group Pension Trustees Ltd. He is also a non executive director of Pilkington plc, IMI plc, Lennox Managements Limited and Hanson plc from 1 June 2004. He is also a Governor of the National Institute of Economic and Social Research and a Fellow of the Institute of Marketing. He was Chairman of Doncasters Group Limited until 9 June 2003 and a non executive director of JP Morgan Fleming Mid Cap Investment Trust plc until 30 April 2004.

George Simpson (*). Lord George Simpson was appointed to our Board of Directors on 14 May 1998. Lord Simpson is a Director of Triumph Inc. He is a Fellow of the Chartered Institute of Certified Accountants and an Industrial Professor at Warwick University, as well as a Fellow at both the London Business School and Abertay University. He was a Director of Nestlé S.A. until April 2004.

Sir William Purves resigned from his positions as Director, Vice-Chairman of the Board of Directors and Chairman of the Nominations and Remuneration Committee effective 28 July 2003.

Dr Klaus Esser resigned from his positions as Director and Chairman of the Audit Committee effective 31 December 2003.

Upon the proposal of the Nominations and Remuneration Committee, our Board of Directors submitted for approval the appointment of Mr. James William Leng as Director for a four-year period to the General Meeting held on 18 November 2003. This was approved. The Board of Directors then appointed Mr. Leng Chairman of the Nominations and Remuneration Committee.

(*)	Independent director under applicable French guidelines, which differ from applicable US principles.

The mandates of Messrs. Jean-Paul Béchat, Gérard Hauser and George Simpson will expire at the end of the next ordinary General Meeting convened on 9 July 2004 (second call); therefore, it will be proposed to this Shareholders’ Meeting to approve the renewal of their mandates for a four-year duration until the end of the Shareholders’ Meeting which shall approve the accounts for the fiscal year 2008.

It will also be proposed to this Shareholders’ Meeting to approve the appointment of Dr. Pascal Colombani for a four-year duration until the end of the Shareholders’ meeting which shall approve the accounts for the fiscal year 2008.

Executive Committee

The following table sets forth the names of the members of our Executive Committee, their places of birth, their primary responsibilities and the dates of their initial appointments to the Committee.

Name	Place of Birth	Responsibility	Initial Appointment
Patrick Kron	France	Chief Executive Officer	2003

Philippe Jaffré	France	Chief Financial Officer	2002

Donna Vitter	United States	General Counsel	2004

Patrick Dubert	France	Senior Vice President, Human Resources	2003

Patrick Boissier	France	President, Marine Sector	1998

Walter Graenicher	Switzerland	President, Power Service Sector	2003

Philippe Joubert	France	President, Power Environment and Power Turbo Systems	2004

Philippe Mellier	France	President, Transport Sector	2003

Biographies of Members of the Executive Committee

Philippe Jaffré. Philippe Jaffré started his career in the Ministry of Finance in France and has since held a wide range of executive positions in banking, industry and government. Prior to taking up the position of Chairman of the Board of Zebank, an internet bank founded by LVMH and Dexia, he was Chairman and Chief Executive Officer of Elf Aquitaine and CEO of Crédit Agricole, a leading international bank. He joined ALSTOM in February 2002 as Advisor to the Chairman and Chief Executive Officer and was appointed Chief Financial Officer in July 2002.

Donna Vitter. Donna Vitter began her career in Boston with a private law firm in 1976 and continued in the firm’s Washington office until 1981. After receiving an MBA at INSEAD, she worked for the next three years as an international controller in the Saint Gobain group. She joined Cegelec in 1985 and managed its International Legal Department. She joined ALSTOM in 1997 as General Counsel of ALSTOM’s Energy Sector. She was appointed General Counsel of ALSTOM on 2 February 2004.

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

Patrick Boissier. Patrick Boissier began his career at Pechiney in 1972, where he held various management positions. He became Deputy Manager of the Montreuil factory of Cegedur Pechiney in 1979, and was subsequently appointed Manager of the Pipes Division of Trefimetaux in 1985. In 1987, he became General

Manager of Trefimetaux, then part of the Europa-Metalli Group, and was Vice Chairman of the same company between 1990-1993. He joined EL.FI, an Italian-owned industrial group, in 1994 as General Manager of Heating and Air Conditioning. He joined ALSTOM in 1997 as Chairman and Chief Executive Officer of Chantiers de l’Atlantique and was appointed President of the Marine Sector in August 1998.

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

Philippe Joubert. Philippe Joubert started his career in banking in Brazil and in the USA, joining ALSTOM in 1986 as Finance Director of GEC ALSTHOM Mecanica Pesada in Brazil. In 1991, he was appointed President & CEO of Mecanica Pesada, and in 1992 became General Delegate of GEC ALSTHOM in Brazil. In 1997, he was named Country President, GEC ALSTHOM in Brazil and subsequently appointed Managing Director of the Transport unit, Transporte do Brasil Ltda. He was appointed President of the Transmission & Distribution Sector in 1999 and, in 2004, was appointed President of Power Environment and Power Turbo Systems.

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

B.    Compensation

Executive and non executive Directors (“mandataires sociaux”)

Chairman and Chief Executive Officer

The compensation of the Chairman and Chief Executive Officer is decided by our Board of Directors upon the proposal of the Nominations and Remuneration Committee and consists of a fixed component and a variable component. The variable component is tied to the realisation of objectives set forth at the beginning of the fiscal year by our Board of Directors upon proposal by the Nominations and Remuneration Committee and may reach a maximum of 120% of the fixed component.

For fiscal year 2004, the variable component is tied on the one hand, to the realisation of Group objectives related to free cash flow, operational margin, and one-off proceeds, and on the other hand, to the achievement of personal objectives evaluated by the Nominations and Remuneration Committee.

For fiscal year 2004, the fixed gross compensation of the Chairman and Chief Executive Officer amounted to €880,000. His variable gross compensation amounted to €660,000 and corresponds to 75% of his fixed compensation.

The Chairman and Chief Executive Officer benefits from a company car which corresponds to a benefit in kind of €3,412.53 per year over fiscal year 2004 and €5,010 per year as from 1 January 2004 (pursuant to the new valuation rules effective as of 1 January 2004).

He receives Directors’ fees which in respect of fiscal year 2004, on the basis of the specific terms paid of grant applicable to this fiscal year as set forth hereafter, amounted to €57,680 out of which a variable component of €28,584 was paid in fiscal year 2005.

No stock options have been granted to the Chairman and Chief Executive Officer during fiscal year 2004.

He benefits from a complementary pension scheme, based on the part of his salary not taken into account through the legal pension schemes, which purpose is as for the other individuals with the same remuneration level, to give rights globally equivalent to those which would have been obtained by contributing to the legal schemes for this part of salary. The scheme is composed of a defined contribution plan wholly financed by the Company, and of a scheme with defined benefits, where the reference salary is capped at €2,000,000 (fixed compensation plus variable compensation).

Directors’ fees paid to Directors

Apart from the Chairman and Chief Executive Officer, no Directors receive any compensation other than Director’s fees.

The maximum annual amount of Directors’ fees which can be distributed among the members of our Board of Directors was fixed at €400,000 by the Ordinary and Extraordinary General Meeting of 24 July 2001 until decided otherwise.

The terms of grant of the Directors’ fees are decided by our Board of Directors upon proposal of the Nominations and Remuneration Committee.

The terms usually applied are that each Director is paid a fixed amount of €15,000. The Chairman of the Board of Directors is paid an additional amount of €20,000, the Vice Chairman of the Board of Directors is paid an additional amount of €5,000 and the Chairs of the Audit Committee and of the Nominations and Remuneration Committee each receive an additional amount of €7,500 per year. In addition, each Director is paid €2,500 per participation at each of the meetings of the Board or of the Committees of which she or he is a member.

Given the anticipated exceptionally high number of Board and Committee meetings for fiscal year 2004, it appeared that the maximum annual amount of fees authorised (€400,000) would not allow the application of these terms of grant. Therefore, upon proposal of the Nominations and Remuneration Committee, the Board of Directors decided not to alter the terms of the fixed component but to distribute among the Directors an amount of €230,000 as variable component, based on their participation at the Board and Committee meetings. Half of the fixed and variable components were paid during fiscal year 2004 and the remaining amounts due during fiscal year 2005.

Based on these terms of grant, the variable component based on the participation at Board and Committee meetings has been reduced from €2,500 to €1,620 and the total Directors’ fees in respect of fiscal year 2004 amounts to €398,268.67.

Compensation and benefits paid to executive and non executive Directors (“mandataires sociaux”)

All gross compensation and benefits of any kind in respect of fiscal year 2003 paid by the Company and any company controlled by the Company, as defined under article L.233-16 of the French Code de commerce, to the Company’s executive and non executive directors defined as mandataires sociaux under French Law are mentioned in the table hereunder.

In euros	Paid in respect of fiscal year 2002(1)		Paid in respect of fiscal year 2003(2)		Paid in respect of fiscal year 2004(3)
Current executive and non executive directors	Gross compensation and any benefits of any kind	Directors’ fees	Gross compensation and benefits of any kind	Directors’ fees	Gross compensation and benefits of any kind	Directors’ fees
Patrick Kron		25,000.00	338,220	40,000.00	1,543,811.90	57,680.00
Jean-Paul Béchat	—	37,500.00	—	45,000.00	—	44,415.00
Candace Beinecke	—	30,000.00	—	52,500.00	—	44,160.00
Georges Chodron de Courcel	—	—	—	35,000.00	—	40,920.00
James B. Cronin	—	30,000.00	—	42,500.00	—	44,160.00
Gérard Hauser(5)	—	—	—	—	—	47,400.00
James W. Leng(6)	—	—	—	—	—	20,970.00
Lord Simpson	—	35,000.00	—	45,000.00	—	39,300.00

Executive and non executive directors who resigned during fiscal year 2004
Sir William Purves(7)	—	52,500.00	—	57,500.00	—	19,708.67
Dr. Klaus Esser(8)	—	40,000.00	—	55,000.00	—	39,555.00

(1)	Includes variable compensation and variable Directors’ fees paid during fiscal year 2003 in respect of fiscal year 2002.
(2)	Includes variable compensation and variable Directors’ fees paid during fiscal year 2004 in respect of fiscal year 2003.
(3)	Includes variable compensation and variable Directors’ fees paid during fiscal year 2005 in respect of fiscal year 2004.
(4)	Chief Executive Officer from 1 January 2003. Member of the Audit Committee until 7 January 2003 and Chairman and Chief Executive Officer from 11 March 2003.
(5)	Director as of 11 March 2003.
(6)	Director and Chairman of the Nominations and Remuneration Committee from 18 November 2003.
(7)	Resignation effective on 28 July 2003.
(8)	Resignation effective on 31 December 2003.

By a letter dated 14 August 2003, Mr Pierre Bilger informed the Board of Directors that he would waive his contractual termination entitlements, as well as any form of remuneration due after 11 March 2003 (i.e., a total gross amount of €4.1 million) and has repaid the amounts received in this respect.

Members of the Executive Committee

The compensation of the Executive Committee’s members, excluding the Chairman and Chief Executive Officer, is decided annually by the Chairman and Chief Executive Officer and reviewed by Nominations and Remuneration Committee. It consists of a fixed component and a variable component tied to the realisation of objectives determined at the beginning of the fiscal year. The variable component may represent up to 80% or 85% of the fixed component.

For fiscal year 2004, the variable part is tied, on the one hand, to the realisation of Group objectives related to free cash flow, operational margin and one-off proceeds, and also to sector free cash flow and operational income for sector presidents, and, on the other hand, to the realisation of the individual objectives evaluated by the Nominations and Remuneration Committee.

Total compensation packages are tied to both ALSTOM’s financial performance and individual and team contributions. They are based on best practices within the industry, compensation surveys and advice from specialised international counsel.

The overall amount of the gross remuneration due to the members of the Executive Committee, excluding the Chairman and Chief Executive Officer’s remuneration detailed above, by the Company and the companies controlled by the Company within the meaning of Article L.233-16 of the French Commercial Code in respect of fiscal year 2004 amounted to €4,192,479. The fixed component represents €2,471,833 (seven members of the Executive Committee concerned as of 31 March 2004, excluding the Chairman and Chief Executive Officer) and the variable component linked to the results of fiscal year 2004 represents €1,720,646 (seven members of the Executive Committee concerned as of 31 March 2004, excluding the Chairman and Chief Executive Officer).

These amounts do not include the total compensation paid to members of the Executive Committee during fiscal year 2004 but who left it before 31 March 2004 (Messrs Nick Salmon, Andrew Hibbert, Mike Barrett and Philippe Soulié).

Stock option plans

Granting policy

Stock option plans are decided by the Board of Directors upon the proposal of the Nominations and Remuneration Committee, which reviews all conditions of these plans, including the granting criteria.

Beneficiaries of stock options are generally selected among the executives of profit centres, functional executives, country presidents, managers of large projects and, more generally, holders of key salaried positions in ALSTOM and its subsidiaries which have made a significant contribution to ALSTOM’s results.

The choice of beneficiaries and the number of options granted are based on the position, the job performance and the potential of each person. For each plan, the subscription price of the options corresponds to the average price of the shares during the 20 trading days preceding the day on which the options are granted by the Board of Directors though this subscription price cannot be lower than the nominal value. In addition, the exercise of options is subject to the condition that the employment contract or the mandate of the beneficiary is still in force as of the date the options are exercised, with some exceptions.

The main characteristics of all stock option plans implemented by ALSTOM and outstanding are summarised below. No other company of the Group has implemented stock option plans giving right to ALSTOM shares.

Main characteristics of ALSTOM’s stock option plans

	Plan no. 3	Plan no. 5	Plan no. 6
Date of Shareholders’ Meeting	24 July 2001	24 July 2001	24 July 2001
Creation date	24 July 2001	8 January 2002	7 January 2003
Exercise price(1)	€33.00	€13.09	€6.00
Adjusted exercise price(2)	€25.72	€10.21	€4.84
Beginning of exercise period	24 July 2002	8 January 2003	7 January 2004
Expiration date	23 July 2009	7 January 2010	6 January 2011
Initial number of beneficiaries	1,703	1,653	5
Total number of options originally granted	4,200,000	4,200,000	1,220,000
Total number of options exercised	0	0	0
Total number of options cancelled	731,800	653,600	0
Adjusted number of remaining options as of 31 March 2004(2)	4,449,662	4,546,578	1,512,399
Total adjusted number of shares that may be subscribed by members of the Executive Committee(2)	83,399	121,800	1,487,605
Terms of exercise	— 1/3 of options exercisable as from 24/07/2002.	— 1/3 of options exercisable as from 8/01/2003.	— 1/3 of options exercisable as from 7/01/2004.
	— 2/3 of options exercisable as from 24/07/2003.	— 2/3 of options exercisable as from 8/01/2004.	— 2/3 of options exercisable as from 7/01/2005.
	—all options exercisable as from 24/07/2004.	—all options exercisable as from 8/01/2005.	—all options exercisable as from 7/01/2006.

(1)	Subscription price corresponding to the average opening price of the shares during the 20 trading days preceding the day on which the options were granted by the Board (no discount or surcharge) or the nominal value of the share when the average share price is lower.
(2)	Plans n°3, 5 and 6 have been adjusted in compliance with French law as a result of the completion of the operations which impacted the share capital in 2002 and 2003.

Plan n°1 previously granted became void in April 2004 as a result of the non-fulfilment of its exercise condition. Therefore, no options have been exercised under this plan and 2,611,663 options have been cancelled (adjusted number).

No option has been exercised during fiscal year 2004.

Stock options granted during fiscal year 2004

No share subscription or purchase option was allocated during the past fiscal year.

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

The Group’s employees and former employees hold approximately 0.5% of the Company’s share capital as of 31 March 2004.

During fiscal year 2004, the total amount accrued by ALSTOM and its subsidiaries to provide pension, retirement or similar benefits to its Directors and members of the Executive Committee was €797,732.

C.    Board Practices

Our Board of Directors determines the Company’s strategy and oversees its implementation. Within the limits of the corporate purpose of the Company and subject to the powers expressly reserved by law for shareholders’ meetings, the Board of Directors addresses all issues relating to the Company’s affairs and adopts resolutions in connection therewith. The Board of Directors performs controls and verifications as it deems appropriate. For Board decisions to be valid, at least half of the then-current Board members must be present or participate by video-conference, within the limits imposed by law. According to the by-laws, each Director must hold at least ten ALSTOM shares. However, the Directors’ Charter, as amended by the Board on 25 May 2004, now provides that each Director is to hold a minimum of 1,000 ALSTOM shares.

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

Pursuant to articles L. 225.38 et seq. of the French Code de commerce, any proposed agreement (except agreements in the ordinary course of business entered into on an arm’s length basis), entered into either directly or indirectly, between (i) the Company and (ii) the Directeur Général (or Chief Executive Officer) or any Directeur Général Délégué (or Delegated Executive Officer), a member of the Board of Directors or any shareholder holding more than 10% of the voting rights of the Company, or, if the shareholder is a company, with the company controlling directly or indirectly such shareholder, must be submitted to the Board for prior approval. The agreements in which such persons have an indirect interest must also follow the same procedure. If the interested party is a board member, it is not entitled to vote on the issue. French law further requires such an agreement to be submitted to the general meeting of shareholders for approval once entered into, upon presentation of a special report from our auditors. The interested party, directly or indirectly, may not vote on such a shareholders’ resolution.

In case of tied votes, the Chairman of the Board or the Director holding such position has a casting vote, except with respect to decisions approving related party transactions pursuant to article L. 225-38 et seq. of the French Code de commerce.

The Chairman of our Board of Directors organises and directs its work and reports to the shareholders meetings. He is also responsible for the proper functioning of the corporate bodies of the Company and ensures that the Directors are able to fulfil their duties. The Chairman of the Board or the Chief Executive Officer is responsible for providing each Director with all of the documents and information necessary to accomplish his or her function.

The Chief Executive Officer, who is appointed by the Board, has all powers to act on behalf of the Company within the limits of the Company’s corporate purpose and subject to the powers expressly reserved by law to shareholders’ meetings or the Board of Directors.

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

As contemplated in the Bouton report and set forth in the Board of Directors’ internal rules and regulations, the Board Meeting of 25 March 2004 reexamined the criteria for Director’s independence that it had approved last year on 13 May 2003 and once again looked at the situation of each Director in the light of these criteria based on proposals made by the Nominations and Remuneration Committee, which were accepted.

As last year, the Board considered that a Director is independent when he or she has no relationship of any kind whatsoever with the Company or its management, or with any of its consolidated affiliates, that is such as to compromise the independence of his or her judgement. The criteria used by the Board to determine the independence of Board members differ in certain respects from those found in the United States Securities Exchange Act of 1934, as amended, and rules proposed by the New York Stock Exchange.

The criteria as approved by the Board are the following:

•	the Director is not an employee or an executive or non executive director (“mandataire social”) of the Company, or of one of its consolidated subsidiaries;

•	the Director is not an executive or non executive director (“mandataire social”) of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee or an executive or non executive director (“mandataire social”) of the Company;

•	the Director is none of the following (whether directly or indirectly): a customer, supplier, investment banker or commercial banker—in each case which is material for the Company or its Group, or for which the Company or its Group represents a material proportion of the entity’s activity.

•	the Director does not have any close family ties with an executive or non executive director (“mandataire social”) of the Company;

•	the Director has not been an auditor of the Company over the past five years;

•	the Director has not been a director of the Company for more than twelve years; and

•	the Director does not hold, control, or represent a shareholder which holds alone or in concert more than 10% of the Company’s share capital or voting rights.

These criteria are largely inspired by the Bouton report criteria but are not strictly identical. They also differ from the American criteria defined for assessing the independence of the members of audit committees. Such criteria are not yet in force for non-American companies listed in the United States.

Based on these reiterated criteria, the Board of Directors determined that five members should be considered as independent Directors (Mr Jean Paul Béchat, Mr James B. Cronin, Mr Gérard Hauser, Mr James William Leng and Lord Simpson) out of the eight members. As was the case last year, the Board’s determination that James B. Cronin should be considered to be independent took into account the Board’s view that his functions within the ALSTOM Group until June 2000 (which ceased less than five years ago, the period mentioned in the Bouton report) and his directorship in a company in which the Company holds 5% only, had not compromised, and were not likely to compromise, the independence of his judgement in the exercise of this directorship, thus not applying all the criteria contained in the Bouton report. The Board’s view that Mr Gérald Hauser should be considered to be independent took into account the commercial relationship between Nexans and the Group, which in the Board’s view is not material, and that a Director of the Company is Director of Nexans, as neither of these facts were likely to compromise the independence of his judgement.

In addition to Patrick Kron, Chairman & Chief Executive Officer of the Company, Candace Beinecke, who is Chair of Hughes Hubbard & Reed LLP, one of the Company’s principal legal advisors, and Georges Chodron de Courcel, who is a member of the Executive Committee of BNP Paribas, one of the core banks and financial advisors of the Company and party to the global refinancing package signed in September 2003 with more than 30 banks and the French State, are not independent Directors.

Therefore, the Board of Directors determined that five members are independent, that is to say more than the proportion of half of the Board members recommended by the Bouton report for companies with shares widely held without a controlling shareholder.

Functioning of the Board of Directors

The internal rules and regulations of the Board of Directors as approved on 13 May 2003 and as amended on 25 May 2004, define the method of organisation and functioning of the Board of Directors in addition to all applicable laws and regulations.

These rules in particular mention that the Board of Directors:

•	shall, to the extent practicable, be comprised of at least half of independent members as determined and reviewed annually by the Board on the basis of a proposal to be made by the Nominations and Remuneration Committee;

•	shall define, upon the proposal of the Chief Executive Officer, the Group’s strategy, and shall regularly review the Group’s strategic options as previously defined, supervise management and verify the quality of information supplied to shareholders and the markets;

•	shall consider in advance any operation that is not part of the Group’s announced strategy or that could significantly affect or materially modify the financial structure or results of the Group;

•	shall examine and approve any plans for major acquisitions or divestments, the annual budget and the medium-term plan;

•	shall be kept regularly informed of developments in the Group’s business activities and results, its financial position, indebtedness and cash position and, more generally, any Group commitments, and may request information about the foregoing at any time;

•	shall create one or more specialist committees and shall define their composition and responsibilities;

•	shall approve the composition of the Group’s Executive Committee;

•	shall fix the remuneration of the executive or non executive officers (mandataires sociaux) and of other members of the Executive Committee as the case may be.

At least four meetings are programmed each year. The Board must examine its functioning at least once a year and implement a formal evaluation every three years.

Pursuant to its internal rules and regulations, the Board carried out an evaluation of its functioning. Each Board Committee also evaluated its functioning.

The rules also implement the recommendation issued by the Autorité des marchés financiers relating to information to be provided by executive or non executive officers on a half-yearly basis, concerning any transactions undertaken involving Company’s securities.

Before each Board Meeting, the Directors shall receive, sufficiently in advance and with proper notice, a file on the matters on the agenda which require prior examination and consideration.

Outside of Board Meetings, Directors shall regularly receive key information concerning the Company and shall be informed of any event or development that may have a material impact on operations or on any information previously communicated to the Board.

More specifically, they shall receive copies of any press releases issued by the Company which have not been specifically approved by the Board, as well as the main articles appearing in the press and reports by financial analysts.

Any Director may request further information from the Chairman, who shall assess whether the documents requested are pertinent. Any Director shall be entitled to meet with the Group’s senior executives without the presence of the executive or non executive officers (mandataires sociaux) of the Company.

Activity Report for Fiscal Year 2004

The Board of Directors met on 14 occasions during the fiscal year including eight meetings on exceptional calls between July and November 2003 due to the exceptional financial difficulties which the Group was facing and which could have jeopardised its future. The average attendance was 79% (including video conference participation) and 91% including telephone participation. The meetings lasted an average of 2½ hours.

These exceptional Board Meetings were devoted to the analysis and evolution of the Group’s financial situation, the deterioration of which in July 2003 led to the negotiation and setting up, in a very short period of time, of a global refinancing package with more than 30 banks and the French State. This was finalised in September 2003 following a first agreement reached on 6 August 2003 but opposed by the European Commission. The terms of each of the two agreements were discussed and approved by the Board which then approved the initiation of the financial transactions resulting from the implementation of this plan as previously authorised by the shareholders’ general meeting (new share capital issue, free attribution of warrants to purchase shares, redeemable subordinated bonds and subordinated bond issues).

Throughout the fiscal year the Board was kept informed and discussed the ongoing financial and commercial situation of the Group, the cash flow and profit and loss forecasts, the evolution of the debt situation, the contingent liabilities and nature of the significant risks faced by the Company. It also examined and approved the 2004/05 budget and the three-year forecasts revised at the end of the budgetary process undertaken by General Management in February 2004.

The Board carried out the first formal self-assessment of its functioning in 2004 pursuant to its rules and regulations.

This evaluation was based on a questionnaire prepared by the Nominations and Remuneration Committee addressed to each Director. A summary of the individual assessments collected by the Committee on an anonymous basis was discussed by the Board of Directors. A similar request was made to evaluate the workings of each Committee.

The Board’s evaluation mainly covered the composition of the Board, the frequency and length of the meetings, the issues discussed, the information provided to the members and the interaction with the Group’s executives.

Generally, the Directors had a positive opinion of the quality of the information made available to them, the continuous improvement of which was stressed, and the preparation for Board decisions.

To continue in this approach, the following principles were agreed:

•	organisation of specific meetings focused on strategy, human resources, risk management or any other subjects according to priorities and needs,

•	increased participation by Group executives at Board Meetings, in particular the Sector Presidents, and

•	possibility for the non-executive Directors to meet without the executive Directors’ presence as done during the past fiscal year, where a full Board session was followed by a non-executive session.

The outcome of these assessments led to certain changes in the internal rules and regulations and the Directors’ Charter, decided by the Board (proportion of independent Directors on the Board raised from one third to one half of the members, reduction of the minimum number of Committee members to three to allow greater flexibility, holding of at least 1,000 shares per Director).

Its other main fields of intervention were as follows:

•	it examined and approved the Company and Group consolidated accounts and profit and loss statements for the fiscal year ended on 31 March 2003 as well as the Group consolidated accounts for the first half of the fiscal year 2003/04 closed on 30 September 2003, and the related management reports;

•	the Board of Directors monitored the progress of the strategic action plan approved in March 2003, and approved the sale of the T&D sector, an essential component of the divestiture program undertaken;

•	it was kept informed and discussed the main legal proceedings and investigations involving the Group;

•	it adopted the resolutions and the documents required by law concerning shareholders’ general meetings convened during the fiscal year and discussed answers to the questions raised by the shareholders;

•	it discussed and approved the description of the main risks which the Group is facing, included in the Company’s annual report (and its update);

•	it approved the modifications made to the Group management structures;

•	it discussed and approved the rules and regulations of the Board and the Board Committees and modified the composition of the Committees following the changes in the membership of the Board of Directors;

•	it approved the methods for adjusting the exercise conditions of existing stock option plans as a result of the operations which had an impact on the share capital pursuant to the refinancing agreement;

•	the work of the Committees was the subject of reports submitted by their Chairmen and discussed by the Board; the Board was also informed of the work of the Disclosure Committee created on the initiative of the Chairman and Chief Executive Officer and the Chief Financial Officer to assist them in setting up and monitoring internal procedures for the collection and control of information.

The auditors were invited to three of the Board Meetings.

The Committees of the Board of Directors

The Audit Committee and the Nominations and Remuneration Committee were created in June 1998, each with the role of studying and preparing the Board’s main deliberations. Each Board Meeting is generally preceded by a meeting of one or of the two Committees depending on the items on the Board Meeting agenda. The

Committees report to the Board on their work and observations, and submit their opinions, proposals or recommendations.

The membership, duties and functioning of each Committee are defined in their internal rules and regulations approved in May 2003, which take into account most of the French recommendations on corporate governance and new applicable rules prescribed by the US Sarbanes-Oxley Act. Pursuant to their terms, the internal rules and regulations of each Committee were reviewed by the Committee after the closing of the past fiscal year and modified by the Board of Directors on 25 March and 25 May 2004 upon each Committee’s proposal.

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

The membership of both Committees has been reviewed.

The Audit Committee

The Audit Committee of the Board of Directors is composed of:

•	Jean-Paul Béchat—Chairman (*);

•	James B. Cronin; and

•	Lord Simpson.(**)

(*)	Chairman of the Committee since 1 January 2004.
(**)	Member of the Committee since 13 November 2003.

All the members of the Audit Committee including the Chairman are independent Directors, more than the recommendation of the Bouton report of a third of the directors on the committee, and in conformity with American rules not yet in force for non-US companies. The Board appointed James B. Cronin as an Audit Committee financial expert within the meaning of the Sarbanes-Oxley Act.

The general purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the completeness, quality, accuracy and truthfulness of the financial statements of the Company and other related financial information or reports provided to the shareholders, the public and stock exchange authorities; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the performance of the Company’s internal audit function; and (iv) the system of internal controls and accounting and financial reporting processes generally.

In fulfilling its role, the Audit Committee has the following duties:

•	to review the scope of consolidation and examine all draft financial statements and related reports which will be submitted to the Board of Directors for approval and to discuss them with management and the external auditors;

•	to review with management and external auditors the generally accepted accounting principles used in the preparation of the accounts including appropriateness of current and alternative applications of accounting principles and any change in accounting principles, methods or rules;

•	to review a report on critical accounting policies and other key issues and decisions related to financial statements and related reports, and other material written communications between the external auditors and the management;

•	to examine the management report on risks (including litigation risks) and significant off-balance sheet commitments;

•	to review with external auditors the nature, scope and results of their audit and work performed, as well as any comments and suggestions they may have relating notably to internal controls, accounting practices and the internal audit programme;

•	to review and evaluate at least annually the internal control procedure for financial reporting contributing to the preparation of the accounts, including the system of risk assessment and risk management and the organization and functioning of internal audit; and

•	to review and control the external auditor selection process and recommend to the Board of Directors on their appointment or renewal, to express an opinion on the amount of fees proposed to be paid to the external auditors, to give prior authorization of missions and fees for any non-audit services directly complementary to the audit of the accounts and to ensure external auditors’ independence.

The Audit Committee may also perform any other activities as the Committee or the Board of Directors deems necessary or appropriate. The Committee may seek, on its sole decision, any external assistance it may deem necessary.

Activity report for the fiscal year 2004

The Audit Committee met six times during fiscal year 2004 (five times in 2003). The attendance rate at Audit Committee meetings was 87.5%.

The Chief Financial Officer, the Senior Vice President-Corporate Accounting and a representative of the two independent audit firms were in attendance at all six meetings. The General Counsel participated in three meetings and the Chief Internal Auditor at two meetings. Other Senior Management including several Chief Financial Officers of Sectors attended as required by the Committee.

The Committee reviewed the statutory and consolidated Financial Statements and Document de référence for the year ended March 31, 2003 prior to its filing with the Autorité des marchés financiers. It also reviewed the annual report for the year ended 31 March 2003 on Form 20-F prior to its filing with the US Securities and Exchange Commission.

It specifically reviewed the situation at ALSTOM Transportation Inc. and received reports from both outside counsel and the Chief Internal Auditor.

The consolidated interim Financial Statements as of 30 September 2003 were also reviewed.

As part of its work, detailed reports on the results, on major risk contracts and on critical significant accounting policies were received and considered. Reports on business risks including contract execution risks were received as were regular reports on main legal risks. It also noted the work performed by the Disclosure Committee.

An External Audit Charter which will govern relations between the Company and its two auditors in the next six years and which sets out those services which could be undertaken and those that are not permitted and pre-approval policies and procedures, consistently with applicable French and US rules, was approved.

The Committee was appraised of work undertaken to improve internal control and risk control with self-assessment questionnaires and the Internal Controls Manual.

A report on disclosure and internal control and procedures was received from the Senior Vice President-Corporate Accounting setting out requirements of the Loi de Sécurité Financière in France and US requirements derived from the Sarbanes-Oxley Act.

The Committee also reviewed and approved the Audit Committee Rules, the Disclosure Committee Charter and Disclosure Committee Controls and Procedures.

The Chief Internal Auditor presented the Internal Audit activity report for 2003 during which internal audit resources were considered. The proposed internal audit programme for each of the next three years was tabled and approved. The Committee noted the steps being taken to coordinate internal and independent auditor programmes and conclusions.

The budgets for 2004/2005 were received.

The Senior Vice President-Corporate Accounting provided a paper on the implications of the future implementation of International Financial Reporting Statements “IFRS”. After review the Committee requested a regular update on progress towards the full implementation of IFRS.

The Committee reported on its work, provided comments and gave proposals to the Board of Directors.

The Nominations and Remuneration Committee

The Nominations and Remuneration Committee of the Board of Directors is composed of:

•	James W. Leng—Chairman; (*)

•	Candace Beinecke;

•	Georges Chodron de Courcel; and

•	Gérard Hauser. (**)

(*)	Since 18 November 2003.
(**)	Since 13 November 2003.

Sir William Purves was the Chairman of the Nominations and Remuneration Committee until his retirement from the Board of Directors effective 28 July 2003. He was replaced by James Leng on 18 November 2003.

Half of the members of the Nominations and Remuneration Committee are independent, including the Chairman of the Committee. The Bouton report recommends that there be a majority of independent directors on remuneration committees.

The Nominations and Remuneration Committee is responsible for reviewing and making recommendations or proposals to the Board of Directors on the following:

•	whether or not the roles of Chairman of the Board of Directors and Chief Executive Officer should be unified or separated;

•	the nomination (or revocation) of the Chairman of the Board of Directors and of the Chief Executive Officer;

•	the nomination of new Directors, including in case of vacancy; in particular the Nominations and Remunerations Committee must organise an appropriate procedure for selecting independent Directors and must itself make its own independent research on potential candidates prior to their being approached;

•	the nomination (or revocation), upon proposal of the Chief Executive Officer, of any other executive or non executive director and members of the Executive Committee;

•	the succession plans for the executive or non executive directors;

•	the Company’s application of the principles relating to corporate governance practices and the Board of Directors and Committees composition and functioning (including the Nominations and Remuneration Committee);

•	the Company’s definition of an “independent Director” and the list of independent Directors to be inserted in each Company’s annual report;

•	the compensation (fixed and variable) to be paid to each of the executive or non executive directors, including compensation and benefits of any kind (including pension and termination benefits) also paid to them by the companies belonging to the Group. The Nominations and Remunerations Committee must in particular review and define the rules for determining the variable part, must ensure its coherence with the annual performance evaluation of the executive or non executive directors and the strategy of the Company, and thereafter controls the implementation of these rules;

•	the Company’s general policy relating to stock option plans, including the granting, timing and frequency, and any stock option plans to be proposed, including the proposed beneficiaries;

•	the Company’s general policy relating to employee share purchase schemes and any schemes to be proposed; and

•	the Directors’ fees and the conditions for their award.

The Nominations and Remunerations Committee may decide whether, upon proposal of the Chief Executive Officer, it defines the compensation and benefits of all or part of the members of the Executive Committee, including principles and criteria used for their annual performance evaluation, in particular those for determining the variable part of their remuneration, or whether it will just be informed of these.

The Nominations and Remunerations Committee must also develop and recommend to the Board of Directors for its approval, a formal process for evaluating the functioning of the Board of Directors and its Committees to be implemented at least every three years and, without the presence of the Director concerned, prepare the annual performance evaluation of the Chairman of the Board of Directors and of the executive or non executive directors based on the principles applied to and criteria used for other Senior Corporate Executives.

The Nominations and Remunerations Committee may perform any other related activities as the Committee or the Board of Directors deems necessary or appropriate.

Activity report for the fiscal year 2004

The Nominations and Remuneration Committee met four times during fiscal year 2004 (six times in 2003). The attendance rate at Committee meetings was 100%.

The Committee examined the composition of the Board of Directors and Committees. It proposed the appointment of Messrs Gérard Hauser and James William Leng as well as the modifications in the composition and chairmanship of the Committees which took place during the fiscal year.

It made proposals to the Board on the fixed and variable compensation to be paid to the Chairman and Chief Executive Officer, the Executive Vice President and the Chief Financial Officer for the past fiscal year, and on the granting conditions of the Directors’ fees among the Directors. The Chairman and Chief Executive Officer informed the Committee of the fixed and variable compensation paid to the other members of the Executive Committee.

The Committee reviewed the composition of the Executive Committee and the proposed changes, and approved the new Group organisation made public in February 2004, including the reporting line for risks’ management and internal audit. The Committee reviewed and approved the contractual termination packages of the members of the Executive Committee who left it during the fiscal year.

During the fiscal year, it carried out its works on short, medium and long-term incentive plans, including stock option plans, and reviewed the revised Group supplementary retirement schemes.

As part of its corporate governance review, the Committee considered the corporate governance chapter of the 2003 Annual Report, assessed in 2003 and 2004 the Directors’ independence and appropriateness of the independence criteria and reviewed the draft Board and Committees internal rules.

The Committee monitored the self-evaluation procedures of the functioning of the Board of Directors and Committees, launched for the first time in 2004, and re-evaluated the Company’s corporate governance practices compared to applicable recommendations and rules.

The Committee reported on its work and recommendations to the Board of Directors on all these matters.

The Disclosure Committee

The Chief Executive Officer and the Chief Financial Officer created a Disclosure Committee, which is not a Board Committee, in 2003, consisting of select executive officers and members of senior management.

The Disclosure Committee’s mission is to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility under applicable law for evaluation of the effectiveness of ALSTOM’s Disclosure Controls and Procedures (as defined below) and for oversight of ALSTOM’s efforts to assure accuracy and timeliness of ALSTOM’s regulatory filings and public disclosures by being responsible for the following tasks, in each case subject to the supervision of the Chief Executive Officer and the Chief Financial Officer:

•	design, for the approval of the Chief Executive Officer and Chief Financial Officer, of the initial controls and other procedures (including to the extent appropriate those controls and procedures previously used by ALSTOM) to assure (i) that information required by ALSTOM to be disclosed to investors and the French Autorité des marchés financiers, Euronext Paris, the SEC and the New York Stock Exchange (NYSE), as well as other written information that ALSTOM discloses to the investment community, is recorded, processed, summarised and reported on a timely basis, and (ii) that adequate and appropriate information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosure (“Disclosure Controls and Procedures”);

•	as appropriate, but at least twice per fiscal year, review the Disclosure Controls and Procedures and make such recommendations for revisions thereto to the Chief Executive Officer and the Chief Financial Officer as the Disclosure Committee deems appropriate;

•	review the contents of ALSTOM’s Document de référence, Annual Report to the SEC on Form 20-F, and any other required filings with the AMF and the SEC containing material financial and other information that could have an impact on ALSTOM’s share price;

•	evaluate the effectiveness of ALSTOM’s Disclosure Controls and Procedures as of the last day of each fiscal year;

•	report, in writing or in person by a delegated subgroup, to the Chief Executive Officer and Chief Financial Officer with respect to the Disclosure Committee’s evaluation of the effectiveness of the Disclosure Controls and Procedures, including reporting on any significant deficiencies therein;

•	report to the Chief Executive Officer and Chief Financial Officer any fraud, whether or not material, that comes to the attention of the Committee that involves management or other employees who have a significant role in ALSTOM’s Internal Controls;

•	review its charter annually and make such recommendations to the Chief Executive Officer and Chief Financial Officer regarding proposed changes as it deems appropriate; and

•	such other responsibilities as the Chief Executive Officer and Chief Financial Officer may assign to it in writing from time to time, such other responsibilities to be added to its charter by amendment.

Each of ALSTOM’s Sectors is also required to establish a Sector Disclosure Committee which: (i) review drafts of all portions of ALSTOM Disclosures (as defined above) that relate to its Sector’s activities and operations (financial and otherwise), with a particular focus on information to be disclosed in the “Item 5. Operating and Financial Review and Prospects” section, and (ii) evaluate the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector. Each Sector Disclosure Committee shall report to the Disclosure Committee, either directly or through its representative on the Disclosure Committee, as to the results of its review of ALSTOM Disclosures applicable to its Sector, and as to its evaluation of the effectiveness of the operation of the Disclosure Controls and Procedures within its Sector.

Each Sector Disclosure Committee has full discretion to determine the manner in which it conducts its affairs and performs the roles assigned to it in the charter of the Audit Committee and in the Disclosure Controls and Procedures to be designed by the Disclosure Committee and implemented by ALSTOM’s Chief Executive Officer and Chief Financial Officer.

Activity report

The Corporate Disclosure Committee met four times during the past 12 months, including to review the half yearly accounts to 30 September 2003 and the Consolidated Financial Statements to 31 March 2004 and recommend their approval to the Audit Committee.

The Disclosure Committee regularly received reports from the Sector Disclosure Committees.

At March 2004 it reviewed the Management Discussion and Analysis, risk contracts by Sector, risk factors and other risks.

They also reviewed in detail the internal control procedures and evaluated the effectiveness of the disclosure controls and procedures relating thereto. The work on the Internal Controls working group in validating internal controls during the period and of the Corporate Risk Committee was noted. In particular, consideration was given to controls over financial reporting and the procedures for the production of financial and accounting information.

The Committee noted that in evaluating disclosure controls and procedures it must be recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives and that Management was required to apply its judgement in evaluating controls and procedures utilising the cost-benefit relationship. Based on this approach Management concluded that the Group’s disclosure controls and procedures were effective as of 31 March 2004.

D.    Employees

The tables below set out, for the periods indicated, the number of our full-time equivalent employees (i) by Sector and (ii) by geographic location.

	Year ended 31 March
	2002	2003	2004
Power Turbo-Systems			9,802
Power Environment			11,888
Power Service			20,044
Power Sectors	49,097	46,581	41,734
Transmission & Distribution(1)	27,736	24,341	N/A
Transport	29,119	28,558	25,623
Marine	4,978	4,555	4,018
Power Conversion	4,784	3,841	3,416
Others(2)	3,281	1,795	2,020

TOTAL	118,995	109,671	76,811

(1)	Transmission & Distribution Sector figures for fiscal year 2002 have been adjusted to include employees of the former Power Conversion Sector, who were integrated in Transmission & Distribution as of 1 April 2002.
(2)	“Others” includes employees of the International Network for the three years.

	Year ended 31 March
	2002	2003	2004
Regions
European Union	54%	57%	55%
of which
France	23%	24%	26%
UK	11%	12%	9%
Germany	9%	9%	9%
Rest of Europe	14%	14%	14%
North America	9%	9%	16%
of which
US	6%	6%	13%
Central and South America	6%	5%	4%
Asia/Pacific	14%	14%	10%
Africa/Middle East	3%	1%	1%

Total ALSTOM	100%	100%	100%

During fiscal year 2003, the number of employees decreased principally due to the disposal of our South African activities and ongoing restructuring programmes.

Our management organisation is based on Sectors, each of which has a global responsibility in its respective domain. A President, who reports to our Chairman and Chief Executive Officer, manages each of the Sectors and constituent Businesses or other legal entities within the Sectors.

We have an International Network which coordinates all ALSTOM group sales and marketing activities, and represents us throughout the world. The International Network was organised into five geographic regions during fiscal year 2003: Western Europe, Eastern and Northern Europe, the Americas, Asia/Pacific and Africa/Middle East, covering more than 70 countries.

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. In France, the five principal French labour unions are represented at our facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salary increases and working conditions, including the organisation of the working week. Management also holds other periodic consultations with employee representatives. In 1997, with the relevant trade unions, we established a European Works Forum, a European employer-employee consultative body, pursuant to EU law. An amendment to the EWF agreement was signed between ALSTOM’s management and the members of the EWF in July 2002, covering a period of five years. In the upcoming period of significant restructuring, this body will have to meet more often than in the past. Globalisation has placed more emphasis on international issues and we have seen an increased interest by the Federation of Metal Workers (FEM) in the functioning of the EWF. Recent meetings have revealed different interpretations of processes concerning the EWF raising the possibility of additional employees’ consultation delays in restructuring. We have in the past experienced strikes and work stoppages, principally in France, although we believe that relations with our employees are currently satisfactory in general.

ALSTOM, the parent company, does not publish a bilan social (social report) since it has no employees. However, units and legal entities in France which employ more than 300 people publish bilans sociaux and these are made available to employees in those units or legal entities, in full compliance with French law.

For details regarding our current restructuring plans, see “Item 5. Operating and Financial Review and Prospects—Overview—Status of our Action Plan and Main Events of Fiscal Year 2004—Restructuring and cost reduction programmes”.

E.    Share Ownership

For information regarding the share ownership of our Directors and members of our Executive Committee, in the aggregate, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. For information regarding our stock option plans, see “Item 6. Directors, Senior Management and Employees—Compensation—Stock option plans”.

From time to time, we have adopted various arrangements to facilitate share ownership by our employees.

Pursuant to powers granted by the shareholders at the general meeting held on 7 September 1999, the Board of Directors authorised the issuance of up to 7,000,000 shares at a price of €24.00 per share, which represented 80% of the average share price quoted on Euronext Paris during the 20 trading days immediately preceding the Board meeting, rounded up to the next Euro. On 8 August 2000, a total of 1,689,056 shares, nominal value €6.00, were issued at a price of €24.00 per share.

At the General Meeting held on 3 July 2002, the shareholders authorised the Board of Directors, for a period of five years from the date thereof, to increase the share capital, in one or more times, by a maximum nominal amount of €100 million, through the issue of new shares or other securities giving access to our share capital, reserved for the employees of the Company or of its affiliates which are members of the savings plan. We did not issue any shares pursuant to this authorisation during fiscal year 2003. At the General Shareholders’ meeting held on 2 July 2003 this authorisation was cancelled and a new authorisation to increase the share capital, one or more times, by a maximum nominal amount of €35.2 million was approved. At the General Shareholders’ meeting held on 18 November 2003, this authorization was cancelled, and a new one to increase the share capital, one or more times, by a maximum nominal amount of €35.2 million was approved. It will be proposed to the next General Shareholders’ Meeting convened on 9 July 2004 on second call to cancel the authorization given on 18 November 2003 and to authorize a new one to increase the share capital, one or more times, by a maximum nominal amount of €66.04 million.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

The percentage of beneficial ownership for each shareholder is based on 1,056,657,572 shares outstanding as of 31 March 2004.

Name	Shares Beneficially Owned	Percentage of Shares Outstanding
Directors and Executive Committee members as a group (15 persons)(1)	119,407	0.01%

(1)	None of our Directors or members of our Executive Committee beneficially owns 1% or more of our outstanding shares.

To our knowledge, as of 31 March 2004, the proportion of our outstanding shares held in the United States, in either ordinary form or in the form of ADSs, was approximately 21%. As of such date, there were 37 record holders of 6,294,491 of our ADSs in the United States, or less than 1% of our share capital, who hold either for their own account or for the account of other beneficial owners. The depositary for the ADS programme is The Bank of New York.

To our knowledge, we are not owned or controlled by another corporation or by any foreign government or any other natural or legal person. However, following implementation of the agreement with the French State and our main banks on a new financing package, the French State may hold up to 31.5% of our share capital, and will have representation on our Board. The French State has undertaken to withdraw from our share capital once improvement of our financial situation is confirmed. For more information about our new financing package, see “Item 5. Operating and Financial Review and Prospects—Overview—Recent Developments”.

Ownership of ALSTOM Shares Over the Last Three Fiscal Years

The following table sets out, for the last three fiscal years, significant changes in the percentage ownership held by our major shareholders.

	31 March 2004		31 March 2003		31 March 2002
	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights	Shares	% of the share capital and voting rights
Natexis Bleichroeder	19,194,642	1.81%	—	—	—	—
Caisse des Dépôts et Consignations	15,516,886	1.46%	9,375,168	3.32%	4,307,972	2.00%
CIC Group	13,916,815	1.31%	—	—	—	—
Deutsche Bank Group	13,634,596	1.29%	—	—	—	—
Société Générale Group	11,640,278	1.10%	6,246,153	2.22%	3,516,805	1.63%
Crédit Agricole Group	10,358,905	0.98%	1,423,203	0.51%	3,183,566	1.47%
Franklin Resources	—	—	28,589,922	10.15%	27,581,103	12.80%
Employees(1)	4,746,207	0.49%	4,199,940	1.50%	3,944,839	1.90%
Public	967,649,243	91.56%	231,826,137	82.30%	172,853,174	80.20%

Total	1,056,657,572	100%	281,660,523	100%	215,387,459	100%

(1)	Shares held by employees and former employees.

B.    Related Party Transactions

We have, from time to time and in the ordinary course of our business, entered into intra-company arrangements with our subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services. These arrangements are entered into on an arm’s-length basis in accordance with our normal business practices.

While the French State does not currently hold shares in ALSTOM, upon completion of our 2004 refinancing plan, it could hold up to 31.5% of our share capital. In addition, it is currently contemplated that, following the execution of our 2004 financing package, the French State will be represented on our Board of Directors. We have concluded a Memorandum of Understanding with the French State outside the ordinary course of our business which is more fully described in “Item 5. Operating and Financial Review and Prospects—Overview—Recent Developments”. We have, from time to time and in the ordinary course of business at arm’s-length terms following competitive selection processes, entered into commercial arrangements with other entities controlled by the French State. For example, we sell and maintain rolling stock for SNCF, the French national railway, and RATP, the Paris mass transport system, and we produce power systems and services for EDF, the French State-owned electricity company.

Ms. Candace Beinecke, a member of our Board of Directors, has been Chair of the law firm of Hughes Hubbard & Reed LLP, New York, USA, since 1999. Hughes Hubbard & Reed provides ALSTOM with legal services in connection with a variety of significant contractual, transactional, litigation and arbitration matters. ALSTOM paid Hughes Hubbard & Reed aggregate fees of approximately US$15.1 million for services performed in fiscal year 2004.

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

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of financial statements filed with this Annual Report on Form 20-F.

Legal Proceedings

General

We are involved in several legal proceedings as a plaintiff or a defendant, primarily contract-related disputes, that have arisen in the ordinary course of business. Contract-related disputes, often involving claims for contract delays or additional work, are common in the areas in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us, sometimes jointly with our consortium partners, in these proceedings and disputes are significant, ranging up to approximately €500 million in one particular dispute (US$611 million at 31 March 2004), and, if adversely determined, these cases may have a material adverse effect on our financial condition or results of operations. Some proceedings against us are without a specified amount, including the putative class actions in the United States. All contract-related claims and legal proceedings in which we are involved are reviewed regularly by project managers with their Sector management and are reviewed on a half-year basis with our statutory auditors, in order to determine the appropriate level of provisions.

Asbestos

We are subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos-containing material and the identification of potential exposure of employees to asbestos. It has been our policy for many years to abandon definitively the use of products containing asbestos by all of our operating units world wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past, however, we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors.

As of 30 April 2004, in France, we were aware of approximately 2,090 asbestos sickness-related declarations accepted by the French Social Security authorities in France concerning our employees, former employees or third parties, arising out of our activities in France. All of such cases are treated under the French Social Security system, which pays the medical and other costs of those who are sick and which pays a lump sum indemnity. Out of these 2,090 declarations, we were aware of approximately 207 asbestos-related cases in France from our employees or former employees. They have instituted judicial proceedings against certain of our subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) which would allow them to obtain a supplementary compensation above the payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving our subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault. In March 2004, the French Supreme Court (Cour de Cassation) rendered its first decisions on the appeals lodged by a subsidiary of our Marine Sector. The French Supreme Court has confirmed the inexcusable fault, but has reversed the Court of Appeal’s decisions which had ordered our subsidiary to pay damages as the damages are to be directly compensated by the Social Security funds (Caisse primaire d’assurance maladie). In May 2004, the French Supreme Court confirmed the finding of inexcusable fault in six decisions rendered in relation to cases in our Marine Sector, while confirming that the damages were to be definitively borne by the Social Security funds. In the current cases within our Marine Sector, the Social Security authorities have not in fact attempted to charge to our subsidiary the financial consequences of occupational disease, including those arising out of the inexcusable fault pursuant to article 2 paragraph 2 of the decree of 16 October 1995. In the other Sectors, we estimate that most of our current cases will be governed by the same terms, pursuant to the above-mentioned decree.

We therefore believe that the above-mentioned lawsuits in France will not have material adverse consequences on our financial position. The compensation for most of the current 207 proceedings, including in the cases where we could be found liable, has been and is expected to continue to be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, we believe that the financial consequences of any subrogatory action of the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001, in relation to proceedings referred to above, will be borne by the general French Social Security (medical) funds. We also believe that those cases where compensation may not be definitively borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which we have not made any provisions.

In addition to the foregoing, in the United States, as of 15 May 2004, we were subject to approximately 155 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which we are indemnified by ABB. We are also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which we have asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by us from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was confirmed by the bankruptcy court and the United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 15 May 2004, we were subject to approximately 32 other asbestos-related personal injury lawsuits in the United States involving approximately 507 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit us to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defence has not been assumed by a third party and meaningful evaluation is practicable, we believe that we have valid defences and, with respect to a number of lawsuits, we are asserting rights to indemnification against a third party.

We have not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 15 May 2004, a total of 171 cases involving approximately 17,724 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of US asbestos-related cases, we consider a claim to have been dismissed, and to no longer be pending against us, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

We are also subject to asbestos-related or other employee personal injury-related claims in other countries, including in the UK. As of 31 March 2004, we are subject to approximately 150 asbestos-related claims currently ongoing in the UK. We have set a reserve of €3 million in relation with these claims.

While the outcome of the existing asbestos-related cases described above is not predictable, we believe that those cases will not have a material adverse effect on our financial condition. We can give no assurances that asbestos-related cases against us will not grow in number or that those we have at present, or may face in the future, may not have a material adverse impact on our financial condition.

Claims from Royal Caribbean Cruises

In June 1995, ALSTOM Power Conversion (formerly Cegelec SA then ALSTOM Industrie) entered into a development and cooperation agreement with Rolls-Royce AB (formerly Kamewa AB) for the development of marine pod propulsion systems (“Pods”). In April 1998, ALSTOM Power Conversion and Rolls-Royce AB entered into a consortium agreement for the manufacture, sale and marketing of Pods under the Mermaid brand name (the “Mermaid Consortium”). Pods are a technology used in electrical propulsion for ships that can replace both conventional inboard electrical propulsion systems and rudders. Pods are found within an integrated propulsion unit that is mounted underneath the hull of the ship.

To date, 49 Pods have been delivered by the Mermaid Consortium and, among these, 29 to Chantiers de l’Atlantique, a subsidiary of our Marine Sector. Chantiers de l’Atlantique has to date delivered ten cruise ships equipped with podded drives to six cruise operators. Among these, between June 2000 and May 2002, Chantiers de l’Atlantique delivered four new cruise ships of the Millennium class to Celebrity Cruises, one of the brands of Royal Caribbean Cruises Ltd (“RCCL”).

A number of the vessels equipped with Pods, and among these the four delivered to RCCL, experienced various technical problems with their Pods, and, as a result, some of them had to be temporarily removed from service during their warranty period to be repaired in dry-dock. This occurred more than once with respect to certain of the ships. In one instance, a failure of the Pods occurred during sea-trials of a ship, and as a result delivery of this ship was ultimately delayed.

In the Mermaid Consortium organization, technical problems with the Pods are the responsibility of ALSTOM Power Conversion with respect to electrical failures and of Rolls-Royce with respect to mechanical failures. With respect to all repairs to Pods occurring during the warranty period of a ship, Chantiers de l’Atlantique has certain obligations to indemnify its customer the shipowner for the cost of repairs, but has certain rights for reimbursement of such costs by the member of the Mermaid Consortium responsible for the failure. Chantiers de l’Atlantique has thus filed a claim against Rolls-Royce AB with respect to mechanical failures of Pods in the Tribunal de Commerce de Paris, which is pending.

On 7 August 2003, RCCL and various RCCL group companies, including Celebrity Cruises, filed a lawsuit in the State Court of Miami, Florida, against Rolls-Royce plc, Rolls Royce AB, and various US members of the Rolls-Royce group, as well as against ALSTOM Power Conversion SA, ALSTOM Inc, ALSTOM Power Conversion Inc. and Marine Service Partners Inc. In this lawsuit, which is currently pending before the federal district court, RCCL claims damages for a global estimated amount of approximately €245 million (US$300 million) for alleged misrepresentations in the selling of the Pods, and negligence in the design and manufacture of the Pods. ALSTOM and Rolls-Royce are strongly contesting this claim.

While we believe the RCCL complaint is without merit, we cannot ensure that there will be no adverse court decisions which could have a material adverse impact on our financial condition and results of operations. Nor can we ensure that we will not encounter further difficulties or incur further costs with respect to products of the sophistication and complexity of the Pods of the Mermaid Consortium.

Investigation by the Prosecutor of Milan, Italy

During the first half of 2003, the public Prosecutor of the city of Milan, Italy began an investigation of certain power generation equipment manufacturers, including certain ALSTOM companies, and a government-owned Italian customer of ALSTOM, relating to alleged payments made to certain managers of that company in connection with the bidding on equipment purchase contracts. In connection with a contract entered into in June 2001, the Prosecutor has alleged that a third party working on behalf of ALSTOM made an illicit payment to managers of the Italian company concerned. To date, the Prosecutor has interviewed various ALSTOM employees and has issued a formal notice of investigation, but has not brought formal charges against or indicted any ALSTOM group employees or companies. ALSTOM has fully cooperated with the Milan Prosecutor in this matter and intends to continue to do so.

We have no knowledge of wrong-doings by our employees in connection with these alleged illegal payments. There can, however, be no assurance that these investigations will not have a negative effect on any ALSTOM company. Any adverse developments in connection with these investigations, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against ALSTOM companies or could otherwise have adverse effects including, without limitation, in relation to our ability to obtain governmentally-funded power-related contracts, or otherwise could materially impact our reputation and our business.

Administrative proceedings in Mexico

An administrative procedure was launched in February 2004 by the Mexican Ministry of the Public Services against two of our subsidiaries in Mexico, one of which belonging to our former Transmission & Distribution Sector was sold to Areva in January 2004, regarding alleged payments, which were purportedly made by an agent of the Group to certain members of the management of a public company in relation to obtaining certain contracts from this public company. This procedure is aimed at excluding the concerned subsidiaries from public tenders in Mexico for a period of up to two years. We are fully co-operating with the Mexican authorities. However, we have no assurance that this procedure will not have any material adverse commercial effect on the subsidiaries or the Group as a whole. Any material adverse development may lead to other civil or criminal proceedings.

Investigation relating to ALSTOM Transportation Inc.

On 30 June 2003, we announced that the Group was conducting an internal review, assisted by external lawyers and accountants, following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the New York facility of ALSTOM Transportation Inc. (“ATI”), one of our US subsidiaries. Following receipt of these letters, the SEC and the FBI began informal inquiries. We believe the FBI inquiry is currently dormant.

We also announced that the Group’s internal review had identified that losses had been significantly understated in the ATI accounts, in substantial part due to accounting improprieties. As a result an additional charge of €73 million was recorded in ATI’s accounts for the year ended 31 March 2003 and was recorded in the Group’s Consolidated Financial Statements approved by the General Meeting of Shareholders on 2 July 2003.

On 11 August 2003, we announced that we had been advised that the SEC had issued a formal order of investigation in connection with its earlier review.

We have fully cooperated with the SEC and the FBI in this matter and intend to continue to do so. The SEC’s investigation is pending, and we cannot predict when it will be completed or its outcome. Any adverse developments in connection with this matter, including, but not limited to, any enforcement action against us or any of our personnel, could result in civil or criminal sanctions against us or any of our personnel, which could limit our ability to obtain in the United States governmentally-funded transportation contracts, or could otherwise materially negatively impact our business. Our management has spent and may, in the future, be required to spend considerable time and effort dealing with the internal and external actions relating to ATI.

United States putative class action lawsuit

ALSTOM, certain of its subsidiaries and certain of its current and former officers and directors have been named as defendants in a number of putative shareholder class action lawsuits filed between August and October 2003 on behalf of various alleged purchasers of American Depositary Receipts and other ALSTOM securities between various dates beginning as of 17 November 1998. These lawsuits allege violations of United States federal securities laws, including Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Section 11 of the Securities Act of 1933, as amended, on the basis of allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the allegedly affected shareholders to purchase ALSTOM securities at artificially inflated prices. The plaintiffs seek, among other things, class certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees. Two of the cases have been voluntarily dismissed by the plaintiffs and the remaining cases have been consolidated into one proceeding in the United States District Court for the Southern District of New York. We intend to defend vigorously against this action, but we cannot ensure that the outcome of this litigation may not have material adverse consequences on the Group or be concluded without considerable efforts from the management.

Other legal proceedings

ALSTOM has become a civil party to judicial proceedings being conducted by a judge of the Tribunal de Grande Instance (trial court) of Paris regarding allegations of an illegal payment to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector, payment which is alleged to have been approved by former senior officers of the company. ALSTOM has elected to join the civil proceedings in order to seek recovery of any such payment.

It has been reported in the French press that a French association of minority shareholders, APPAC, has filed a criminal complaint with the Tribunal de Grande Instance of Paris, in accordance with French law, against an unspecified defendant. The complaint purportedly alleges that ALSTOM distributed false or deceptive information concerning its condition and future prospects. ALSTOM has not received official notice of this complaint and is unaware of any specific allegations it may contain.

Current and former senior officers of ALSTOM have been interviewed by inspectors of the French Commission des opérations de bourse (the “COB”) and its successor the French Autorité des marchés financiers (the “AMF”) in connection with an investigation regarding public disclosures by the Group and trading of ALSTOM shares since 31 December 2001 and letters of grievance have been issued by the AMF to two of these officers. ALSTOM is cooperating fully with the AMF in these inquiries.

No assurances can be given that the various proceedings described above will not result in rulings unfavourable to ALSTOM or its current and former management which may have significant adverse consequences to the reputation and financial condition of ALSTOM.

Other legal risks

To date, we have not experienced any material adverse impact on our financial condition or results of operations relating to national, European Union or US competition and antitrust laws. However, there can be no assurance that the application of such laws will not have a material adverse effect on our reputation, financial condition or results of operations in the future. We have been informed of an investigation recently commenced by the European Commission with respect to alleged anti-competitive arrangements among suppliers of gas-insulated switchgears, including the T&D business which was sold by us to Areva on 9 January 2004. We are cooperating with Areva with respect to this investigation.

We are also subject to a formal investigation procedure by the European Commission with respect to our financing plan. For more information, see above “Item 3. Key Information—Risk Factors—The European Commission may find that elements of our financing plan implemented in 2003, other transactions that we have entered into, and our financing package announced in May 2004, constitute State aid that is not compatible with European Community law. Any requirements by the Commission notably to terminate or modify certain elements of our financing plans could affect our operations and results. The 2003 and 2004 financings are key elements in our plan to reduce our high level of indebtedness, address our bonding requirements and sustain our commercial activity”.

We are subject to laws which prohibit certain payments to foreign governmental officials, political parties and others. Some of our subsidiaries operate in countries known to experience corruption, which creates the risk of prohibited payments by our employees or agents. A limited number of former employees and agents of our Group have been or are currently being investigated with respect to alleged illegal payments. We have established internal compliance programmes which we believe control the risk of illegal activity. Any determination that ALSTOM or its subsidiaries violated such laws, however, could have a material adverse impact on our results of operations or financial condition. See also above, “—Investigation by the Prosecutor of Milan, Italy” and “—Administrative proceedings in Mexico”.

To date and to our knowledge, there are no other proceedings that may have a material effect on our financial condition.

Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse effect on our financial condition.

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

Dividends per share

Fiscal year to which dividend relates(1)	Dividends per share	Dividends per share including avoir fiscal(2)(4)	Dividends per ADS(3)	Dividends per ADS including avoir fiscal(2)(3)(4)
		(in €)		(in US $)
2000	0.55	0.825	0.47	0.71
2001	0.55	0.825	0.48	0.73
2002	—	—	—	—
2003	—	—	—	—

(1)	Under the Code de commerce, payment of annual dividends must be made within nine months following the end of the year to which they relate.
(2)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made by the French State only after receipt of a claim for such payment filed by shareholders entitled to such payment, in any event, not before 15 January of the year following the calendar year in which the dividend is paid. Certain US tax-exempt holders of ADRs will not be entitled to full payments of avoir fiscal. See “Item 10. Additional Information—Taxation” for further information.
(3)	Translated solely for convenience into dollars at the Noon Buying Rates on the respective dividend payment dates, or on the following business day if such date was not a business day in the US. Avoir fiscal amounts have been converted into dollars at the Noon Buying Rate on such dates although such amounts are paid subsequent to such payment dates. The Noon Buying Rate may differ from the rate that may be used by the Depositary to convert Euro to dollars for purposes of making payments to holders of ADRs.
(4)	On the basis of an avoir fiscal at the rate of 50%, certain holders of shares and ADSs may be entitled to an avoir fiscal at a different rate. See “Item 10. Additional Information—Taxation” for further information.

No dividend distribution for the fiscal year ended 31 March 2004 is proposed for approval by the shareholders at the General Shareholders’ Meeting to be held on 9 July 2004 on second call.

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

Under French law, we are required to allocate 5% of our net income in each fiscal year (after reduction for losses carried forward from previous years, if any) to a legal reserve fund until the amount in such reserve fund is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve is distributable only upon the liquidation of ALSTOM. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends”.

The record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the depositary in Euro and, subject to certain exceptions, be converted to dollars by the depositary.

Any dividends paid to US holders of shares or ADSs who are not residents of France are generally subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding and, in certain circumstances, receive a subsequent payment representing the French avoir fiscal, or tax credit, less applicable French withholding tax at the reduced rate under the conditions provided for in the relevant tax treaty and under French law. Certain US tax-exempt holders of shares or ADSs will be entitled only to partial payments of the French avoir fiscal. See “Item 10. Additional Information—Taxation” for a summary of these and other French and US tax consequences to holders of shares or ADSs. Holders of shares or ADSs should consult their own tax advisers with respect to the tax consequences of an investment in the shares or ADSs.

B.    Significant Changes

For a description of the significant changes in our company since 31 March 2003, see “Item 5. Operating and Financial Review and Prospects—Overview—Recent Developments”.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

For information concerning where our ordinary shares and ADSs are listed and the trading history of our shares and ADSs, please see “—Markets” below.

B.    Plan of Distribution

Not applicable.

C.    Markets

The principal trading market for the shares is Euronext Paris, where the shares have been traded since 22 June 1998. Prior to that date, there was no public trading market for the shares. The shares are traded on the Premier marché of Euronext Paris.

We have cancelled the secondary listings of both our ordinary shares and the UKDRs evidencing these shares on the Official List of the U.K. Listing Authority and from trading on the London Stock Exchange. The last trading day for the shares and UKDRs on the London Stock Exchange was 17 November 2003.

Trading Practices and Procedures on Euronext Paris

General

Securities approved for listing on Euronext Paris S.A. (“Euronext Paris”) are traded in one of three markets. The securities of most large public companies are listed on the Premier marché, with the Second marché available for small and medium- sized companies. Trading on the Nouveau marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre which is also operated by Euronext Paris.

The Premier marché

Admission to the Premier marché of Euronext Paris is subject to certain audited financial statements history, capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Shares listed on the Premier marché of Euronext Paris are placed in one of two categories depending on the volume of transactions. ALSTOM’s shares are listed on the Premier marché under the ISIN code FR0000120198 in the category known as Continu, which includes the most actively traded securities.

Securities listed on the Premier marché of Euronext Paris are traded through authorised financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time), a pre-closing session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m. (trading-at-last phase), transactions are executed at the closing price. Any trade of a security that occurs after the trading-at-last phase is effected at a price within a range of 1% around the closing price for that security.

Euronext Paris may temporarily reserve trading in a security listed in Continu on the Premier marché if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on a basis of a percentage fluctuation from a reference base. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Euronext Paris may vary from time to time the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on the Premier marché in certain other circumstances, including pursuant to our request. In addition, in exceptional cases, the AMF may require Euronext Paris to suspend trading.

Since 25 September 2000, all trading on the Premier marché of Euronext Paris has been performed on a cash-settlement basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors to place orders on a deferred settlement basis (Ordre Stipulé à Règlement-Livraison Différé, or OSRD) for a fee. The OSRD is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are cited on a list published by Euronext Paris. Investors in shares eligible to the OSRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. ALSTOM’s shares are eligible for the OSRD.

Equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. If the sale of a security traded on a deferred settlement basis takes place before, but during the month when a dividend is paid, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

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

Trading history of ALSTOM’s shares

In June 1998, ALSTOM’s shares were listed on Euronext Paris and the New York Stock Exchange. The table below sets forth, for the fiscal year periods indicated, the reported high and low quoted closing prices for the shares on Euronext Paris (in Euros) and the New York Stock Exchange (in US Dollars):

Fiscal year*	Euronext Paris		New York Stock Exchange
	High	Low	High	Low
	(in €)		(in US $)
2000	34.00	21.65	35.56	21.87
2001	32.41	23.80	29.25	20.50
2002	36.00	11.46	30.30	10.35
First Quarter	36.00	29.30	30.30	26.70
Second Quarter	34.50	15.37	29.40	14.40
Third Quarter	17.90	11.46	15.75	10.35
Fourth Quarter	16.30	12.25	14.29	10.77
2003	15.50	0.97	13.64	1.28
First Quarter	15.50	12.75	13.64	9.45
Second Quarter	11.56	3.70	11.58	3.73
Third Quarter	8.03	3.25	7.81	3.05
Fourth Quarter	5.77	0.97	5.78	1.28
2004	4.04	1.25	4.17	1.63
First Quarter	4.04	1.52	4.17	1.65
Second Quarter	3.66	1.95	3.69	2.39
Third Quarter	3.15	1.25	3.63	1.61
Fourth Quarter	2.51	1.26	3.22	1.63
December 2003	1.72	1.25	2.75	1.61
January 2004	1.77	1.26	2.28	1.63
February 2004	2.51	1.48	3.22	1.86
March 2004	2.34	1.57	2.92	1.99
April 2004	2.08	1.58	2.52	1.87
May 2004	1.67	0.92	2.01	1.15
June 2004 (through June 11)	1.09	0.87	1.29	1.14

*	ALSTOM’s fiscal year ends on 31 March. Euronext Paris sources are from Euronext Paris. NYSE source is Reuters.

Purchase by ALSTOM of its Shares

Under French law, ALSTOM may not issue shares to itself. However, ALSTOM may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of the following purposes:

•	to stablise share prices or to allow sale and purchase of shares depending on the market;

•	to reduce ALSTOM’s share capital by cancelling the shares ALSTOM purchases, with shareholders’ approval at an extraordinary general meeting;

•	to provide shares to ALSTOM’s employees and management under a profit-sharing plan or stock option plan with its shareholders’ approval at an extraordinary general meeting, and

•	to retain the shares acquired and, if need be, to sell, transfer or exchange the shares acquired in the context of any financial transaction (including the exercise of rights attached to securities), as well as in the context of the general and financial management of its share capital and shareholders’ equity, in particular with regard to financing requirements.

ALSTOM may acquire up to 10% of its share capital pursuant to a corporate repurchase program, provided ALSTOM’s shares are still listed on a regulated market (e.g., the Premier marché, the Second marché or the Nouveau marché). The program is subject to the filing of a Note d’information that must receive the approval (visa) of the AMF and shareholder’s approval at an ordinary general meeting. ALSTOM’s shareholders approved such programme at an ordinary and extraordinary general meeting dated 2 July 2003. No shares were repurchased pursuant to this programme during the last fiscal year. The cancellation of this authorisation and its renewal for a period of one year within the conditions set forth in COB Regulation No. 98-02 (COB regulations remain effective until the AMF adopts its own regulations) as amended will be proposed to the next Shareholders’ General Meeting scheduled on 30 June 2004 on first call and if the quorum is not met on 9 July 2004 on second call. The number of shares which could be purchased under this authorisation would not exceed 10% of the share capital as of 31 March 2004, i.e., authorized maximum number of 105,665,757 shares. The maximum purchase price and the minimum sale price proposed are €5 and €1, respectively.

ALSTOM may not cancel more than 10% of its outstanding share capital over any 24-month period. In addition, ALSTOM may not repurchase an amount of shares that would result in ALSTOM holding, directly or through a person acting on its behalf, more than 10% of ALSTOM’s outstanding share capital, or if ALSTOM had different classes of shares, 10% of the shares in each class.

ALSTOM must inform the AMF, on a monthly basis, of any purchase, sale, transfer or cancellation of its own shares. The AMF will then make this information public.

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

Trading in ALSTOM’s own shares

Under Regulation No. 90-04 of the COB (COB regulations remain effective until the AMF adopts its own regulations), as amended, ALSTOM may not trade in its shares for the purpose of manipulating the market. A safe harbour contained in Regulation No. 90-04 provides for three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

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

This third requirement does not apply to trades in blocks of shares. The first and third requirements do not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the AMF. A first code of ethics was adopted by the Association Française des Entreprises d’Investissement (AFEI) and approved by the COB (the predecessor to the AMF) on 13 February 2001.

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

This requirement does not apply to trades executed on behalf of the issuer by an intermediary acting in pursuance of a contrat de liquidité complying with the charter of ethics approved by the AMF, as mentioned above.

After making an initial purchase of ALSTOM’s own shares, ALSTOM must file monthly reports with the AMF that contain specific information about subsequent transactions. The AMF makes this information available to the public.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

General

ALSTOM is a société anonyme, a form of limited liability company, incorporated under the laws of France. In this section, we summarise material information concerning our share capital, together with certain provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to the our statuts and to the applicable provisions of French law. An unofficial English translation of our statuts is included as Exhibit 1 to this Form 20-F. You may obtain copies of our statuts in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France. Please refer to those full documents for additional details.

Share capital

As of 31 March 2004 our share capital amounted to €1,320,821,965, consisting of 1,056,657,752 shares with a nominal value of €1.25 per share. All of the shares are fully paid up. Our statuts provide that fully paid shares may be held in either registered or bearer form, at the option of the shareholder.

Our shareholders’ equity at 30 March 2003 constituted less than 50% of our share capital. Therefore, in accordance with article L. 225-248 of the French Code de commerce, our shareholders were requested, at the General Shareholders’ Meeting held on 2 July 2003, to decide not to liquidate the Company by anticipation. Further, it was decided at such General Shareholders’ Meeting to reduce ALSTOM’s share capital, due to losses, from €1,689,963,138 to €352,075,653.75. This reduction in the share capital was implemented through the reduction in the nominal value of ALSTOM ordinary shares from €6 per share to €1.25 per share. At our next General Shareholders’ Meeting, scheduled on first call on 30 June 2004, and, if the quorum is not met on 9 July on second call, our shareholders will again be requested not to liquidate the Company. They will also be asked to reduce the share capital, due to losses, from €1,320,821,965 to €369,830,150.20, to be implemented through the reduction of the nominal value of ALSTOM ordinary shares from €1.25 per share to €0.35 per share. The amount of the capital reduction may be adjusted at the meeting to take into account, if necessary, the repayment of shares, on the one hand, of fixed term subordinated bonds (“TSDD RA”) which would occur automatically following the decision of the European Commission approving their repayment in shares and would result in a share capital increase of 300 million euros. The amount may also be adjusted to take into account the repayment in shares of the subordinated bonds repayable in shares (“ORA”). In the event all of the TSDD RAs and ORAs are reimbursed by shares, the amount of the capital would be 1,756,736,285 euros prior to capital reduction and 491,886,159.80 euros following capital reduction.

Within the framework of the implementation of the financing agreement with the French Republic and the main banks of the Group signed in September 2003, the Chairman and Chief Executive Officer, using the powers delegated to him by the Board of Directors acting pursuant to the authorisation given by the General Meeting of 18 November 2003, decided on the same day:

•	to increase the share capital by an amount of €299,916,291.25 through the issue of 239,933,033 shares, at an issue price of €1.25 per share, which subscription has been reserved to certain financial institutions and completed on 20 November 2003;

•	to allocate, free of charge, to all the Company’s shareholders, warrants giving right to purchase the 239,933,033 shares subscribed by the financial institutions;

•	to issue subordinated bonds reimbursable with shares for an amount of €300 million, which subscription was reserved to the French State (“TSDD RA”). The issue was completed on 23 December 2003; and

•	to issue subordinated bonds reimbursable with shares (“ORA”) with maintenance of the preferential subscription rights for an amount of €901,313,660.80 which may lead to the issue of a maximum of 643,795,472 new shares (before adjustments); this issue of bonds was completed on 23 December 2003.

As of 31 March 2004, 535,064,016 ORAs have been reimbursed in shares representing 83.11% of the issue and resulted in the creation of 535,064,016 new shares.

At our next General Shareholders’ Meeting, scheduled to be held on first call on 30 June 2004, and, if the quorum is not met, 9 July on second call, our shareholders will be asked to approve the following authorizations to increase the share capital:

•	a capital increase by a share issue up to a maximum amount of €1.2 billion, including issue premium, retaining the shareholders’ preferential subscription rights, in which the French republic would participate by exercising, on an irreducible basis, all of its preferential subscription rights resulting from the reimbursement in shares of its TSDD RAs, up to a limit of 18.5% of 1 billion euros (percentage calculated based on the capital as of 31 March 2004);

•	a capital increase up to a maximum amount of 500 million euros, including issue premium, that would be reserved for the French Republic and the CFDI (Caisse Francaise de Developpement Industriel), payable by offsetting the Company’s debts – under the TSDD for the French Republic, and under the fixed term subordinated loan dated 30 September 2003 (PSDD) for the CFDI;

•	a capital increase up to maximum amount of 700 million euros, including issue premium, that would be reserved for creditors other than the CFDI in respect of the revolving syndicated credit dated 3 August 2001 (the “Syndicated Credit”), the loan dated 18 August 2000, ad the PSDD, payable by offsetting all or part of the Company’s debts under the terms of these agreements.

The maximum amount proposed for conversion into equity by our lenders would be reduced accordingly should the rights issue exceed one billion euros so that the total amount of the share capital increases listed above will not exceed €2.2 billion, issue premium included. The French Republic’s participation in these operations is subject to the approval of the European Commission and the French Republic’s stake in the Company’s share capital following the implementation of this plan would at no time exceed 31.5% of the Company’s share capital and voting rights.

Notification of the decision by the European Commission on this plan is expected in early summer 2004.

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

Annual ordinary meetings

The French Code de commerce requires our Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders’ meeting, our statutory auditors may call the meeting. A court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party, including the workers’ committee, in cases of emergency; or

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

In a bankruptcy, a shareholders’ meeting is called by the liquidator(s).

Notice of shareholders’ meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion), which is published in the Bulletin des annonces légales obligatoires, or BALO, and must be sent to the AMF prior to publication. This notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and a description of the procedures that holders of bearer shares must follow to attend the meeting and the procedure for voting by mail. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO, by:

•	one or several shareholders holding a minimum number of shares calculated on the basis of a formula relating to our share capital;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or

•	the workers’ committee.

The Board of Directors must submit these resolutions to a vote of the shareholders. At least 15 days prior to the date set for the meeting on first call and at least six days before any second call, we must publish a final notice of meeting (avis de convocation) in a newspaper authorised to publish legal announcements in the local administrative department (département) in which the Company is registered, as well as in the BALO, with prior notice having been given to the AMF. The notice must state, among other things, the type, agenda, place and time for the meeting. At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must also send by mail notice of the meeting to all registered shareholders who have held shares for at least one month prior to the date of publication of the final notice.

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

Attendance and voting at shareholders’ meetings

Each share confers on the shareholder the right to one vote. Our statuts do not provide for shares with double voting rights. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Code de commerce and our statuts. There is no requirement that a shareholder should have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting or to vote by mail.

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

These two-day periods may be reduced by the Board of Directors. For the General Meeting of shareholders currently scheduled for 30 June 2004, on first call, and 9 July 2004 on second call, the Board of Directors reduced each of these periods to one day. Consequently, any shareholder who will vote by correspondence or designate a proxy by presenting a certificate delivered by the share depositary, is permitted to sell all or part of the shares by which he has cast his vote or his designation, provided that he notify the company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than 3 p.m. (Paris time) on the day prior to the meeting.

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

Quorum

The French Code de commerce requires that shareholders holding at least 25% of the shares entitled to voting rights must be present in person or vote by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, to fulfil the quorum requirement for:

•	an ordinary general meeting; and

•	an extraordinary general meeting deciding upon an increase in our share capital is proposed by capitalisation of reserves, profits or share premium.

The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is reconvened, there is no quorum requirement. Also, no quorum is required when an adjourned extraordinary general meeting is reconvened only to approve an increase in our share capital by capitalisation of reserves, profits or share premium. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy or, as provided for by our statuts, by videoconference or by any means of telecommunications allowing them to be identified, for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

A simple majority of shareholders is required to pass any resolution at an ordinary general meeting or a resolution at an extraordinary general meeting deciding upon a capital increase by capitalisation of reserves, profits or share premium. A two-thirds majority of the shareholder votes cast is required for any other resolution proposed at an extraordinary general meeting.

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

Financial statements and other communications with shareholders

In connection with any shareholders’ meeting, we must provide a set of documents, including our annual report, and a summary of the results of the five previous fiscal years to any shareholder who so requests. The French Code de commerce requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorised and/or granted by a company.

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

Legal reserve

The French Code de commerce provides that a French société anonyme, such as ALSTOM, must allocate 5% of its unconsolidated statutory net income for each year to its legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. At 31 March 2003, our legal reserve was €130.3 million. It was proposed at the General Shareholders’ Meeting held on 2 July 2003 on second call to set off the major part of our statutory net loss for the fiscal year ended 31 March 2003 against our total reserves (including our legal reserves). This proposal was approved and, as a result, our legal reserve was reduced to €0. At 31 March 2004, our legal reserve is still at €0.

Approval of dividends

According to the French Code de commerce, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable income since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the Board of Directors may distribute interim dividends, to the extent of the distributable income for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorisation by an ordinary shareholders’ meeting is required.

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

Timing of payment

According to the French Code de commerce, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorised by an order of the President of the Tribunal de Commerce. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in share capital

Increases in share capital

As provided by the French Code de commerce, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting upon proposal of the Board of Directors. Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the nominal value of existing shares; or

•	issuing investment certificates or a new class of equity securities.

Increases in share capital by issuing additional shares, investment certificates or a new class of equity securities may be effected by issuing such securities:

•	for cash (including in place of cash dividends as described above);

•	for assets contributed in kind;

•	by conversion or redemption of debt securities previously issued;

•	by exercise or exchange of any other securities giving rights to such securities;

•	by capitalisation of reserves, profits or share premiums;

•	subject to various conditions, in satisfaction of debt incurred by us; or

•	any combination of the above.

Decisions to increase the share capital through the capitalisation of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalisation of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “—Shareholders’ meetings and voting rights”.

The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors. The Board of Directors may further delegate this right to its Chairman in the conditions permitted by the French Code de Commerce.

Each time the shareholders decide to increase the capital or delegate to the Board of Directors the right to carry out a capital increase, they must decide (except when it consecutively follows a contribution in kind or when it results from an earlier issue of securities giving right to the allocation of securities representing a percentage of the share capital) on whether to proceed with a capital increase reserved to employees of the Company and its subsidiaries or whether to delegate to the Board of Directors the right to carry out such reserved capital increase.

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

Preferential subscription rights

According to the French Code de commerce, if we issue, for cash, shares or other securities giving right to receive shares by way of subscription, conversion, redemption or otherwise, current shareholders will have preferential subscription rights (droit préférentiel de souscription) to these securities on a pro rata basis.

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

Form, holding and transfer of shares

Form of shares

Our statuts provide that the shares may be held in registered or bearer form at the option of the shareholder.

Holding of shares

In accordance with the French Code des marchés financiers or financial markets code, shareholders’ ownership rights are represented by book entries in equity securities accounts instead of physical share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly, or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each registered shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, it shows that they are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

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

Registered shares must be converted into bearer form before being transferred on the Premier marché of Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

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

Requirements for holdings exceeding certain percentages

The French Code de commerce provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of a listed company in France, such as ALSTOM, or that increases or decreases its shareholding or voting rights above or below any of those percentages’ thresholds, must notify the company within five trading days of the date it crosses the threshold of the number of shares it holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access directly or indirectly to shares and/or voting rights. The individual or entity must also notify the Autorité des Marchés Financiers (AMF), within five trading days of the date it crosses the threshold. This information is made public. If any shareholder fails to comply with the notification requirements described above, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may also be subject to a €18,000 fine.

French law and the AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report (déclaration d’intention) with the Company and the AMF within 10 trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the Company or to seek nomination to the Board of Directors. This information is made public pursuant to French regulations. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under French law and AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition to the foregoing, provisions have been included in our statuts to the effect that any shareholder acting alone or in concert who becomes, directly or indirectly, the owner of more than 0.5% of our share capital or voting rights must notify us within 15 days of the date it crosses such threshold of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of 0.5% or whole multiples of 0.5%. If a person does not comply with these notification requirements, one or more shareholders holding 3% or more of our share capital or voting rights may require a shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.

It will be proposed to the next Ordinary and Extraordinary General Meeting scheduled on 30 June 2004 on first call and on 9 July 2004 on second call, if the quorum requirement is not met on first call, to amend our Articles of Association in order to reflect the Financial Security Law 2003-176 of 1 August 2003, with respect to the delay for informing the Company in case statutory thresholds have been exceeded (reduced from fifteen trading days to five trading days).

In order to permit holders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if we become aware that the number of outstanding voting rights has changed by 5% or more since it was last published, we must publish in the BALO, within fifteen calendar days after we become aware of such change, the number of voting rights outstanding and provide the AMF with a written notice. The AMF makes this information public.

The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated.

In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the Depositary and the Depositary shall, as soon as practicable, forward such notification to us and to the AMF.

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

Amendment to Multicurrency Revolving Credit Agreement

On 8 April 2003, we entered into (i) a Third Amendment Agreement with respect to a €1,250,000,000 Multicurrency Revolving Credit Agreement with BNP Paribas, J.P. Morgan plc (formerly Chase Manhattan plc) and HSBC Investment Bank plc, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent, and (ii) a Second Amendment Agreement with respect to a €976,300,000 (originally €1,110 million) Multicurrency Revolving Credit Agreement with BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent. The purpose of each of these agreements was to modify certain financial covenants and other provisions found in the original Multicurrency Revolving Credit Agreements, dated 19 April 1999, as amended, and 3 August 2001, as amended, respectively. Maturing on 19 April 2004, the Euro €1,250 million was prepaid on 23 December 2003 with proceeds from the 2003 financing package. Maturity is 3 August 2006 with respect to outstanding amounts.

On 19 December 2003, we entered into a Third Amendment Agreement with respect to the €976,300,000 (now €721,500,000) Multicurrency Revolving Credit Agreement with BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arrangers, a syndicate of banks and financial institutions, as lenders, and BNP Paribas, as agent. The purpose of the agreement was to reflect financial covenants and other provisions agreed in the €1,563,399,105 Subordinated Debt Facility Agreement dated 30 September 2003.

Proceeds from advances made under this facility are to be used to refinance existing indebtedness and to provide backup to commercial paper.

Outstanding amounts will mature on 3 August 2006 under this facility. The amounts due on 1 August 2003 were paid by us, and the first facility maturing on 19 April 2004 was prepaid by us on 23 December 2003 with proceeds from the refinancing package.

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

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Amended and Restated €721,500,000 Multicurrency Revolving Credit Agreement, which is filed as Exhibit 4.5 to this Form 20-F and the Deed of Amendment agreement with respect to the €721,500,000 Multicurrency Revolving Credit Agreement dated 19 December 2003, which is filed as Exhibit 4.6 to this Form 20-F.

Sale of ALSTOM’s Small Industrial Gas Turbines and Medium Industrial Gas and Industrial Steam Turbines Businesses

On 26 April 2003, ALSTOM and certain ALSTOM affiliates entered into binding agreements to sell (i) our Small Industrial Gas Turbines Business and (ii) our Medium Industrial Gas Turbines Business and Industrial Steam Turbines Business in two transactions to affiliates of Siemens AG for gross proceeds of €970 million.

Pursuant to the terms of the related sale agreements, €125 million is being held in an escrow account controlled by Demag Delaval Industrial Turbomachinery, a Siemens affiliate and a Group company. The escrowed amount may be applied to satisfy any amounts due to Demag Delaval Industrial Turbomachinery under the Medium Gas Turbines and Industrial Steam Turbines Sale agreement or under the Small Gas Turbines Sale agreement. Unless used to satisfy claims, 50% of the escrowed amounts were due to be released to us on the business day following the first anniversary of the sale of the small gas turbines business (30 April 2004), and the remainder on the business day following the second anniversary of the sale (30 April 2005). The first amount due on 30 April 2004 has not been paid to date.

The principal facilities of the Small Industrial Gas Turbines Business are located in the United Kingdom. The principal facilities of the Medium Gas Turbines and Industrial Steam Turbines businesses are located in Sweden, Germany and the Czech Republic, with additional facilities in Russia and Brazil.

As part of each transaction, ALSTOM has agreed to indemnify Siemens AG and its affiliates against environmental liabilities and other liabilities relating to the transferred businesses. Pursuant to the terms of each agreement, ALSTOM’s total liability in respect of claims under the indemnification provisions, excluding certain asbestos-related liabilities, is limited to an aggregate amount of €550 million. The agreements established a risk sharing mechanism between ALSTOM and Demag Delaval Industrial Turbomachinery N.V., an affiliate of Siemens AG, with regard to certain contracts and litigation proceedings. The agreements provide that at periods of 12 and 24 months following the relevant closing date, calculation adjustments will occur to determine differences in actual costs arising under the contracts and litigation covered by the risk sharing mechanism and projected costs made at the time of the sale (the “differential amount”). For differential amounts in excess of €5 million, ALSTOM will reimburse between approximately 50% to 57% of this excess amount to Delaval Industrial Turbomachinery (the “indemnity”). The differential amount determined after 24 months arising under the Small Gas Turbines sale agreement will be added to the differential amount determined after 24 months arising under the agreement for the sale of the Medium Gas Turbines and Industrial Steam Turbines Businesses. If such combined differential amount exceeds €10 million, ALSTOM will reimburse Demag Delaval Industrial Turbomachinery between approximately 50% to 57% of amounts in excess of €10 million (the “total indemnity amount”). If the total indemnity amount is higher than the aggregate of the indemnities paid by ALSTOM under the Small Gas Turbines sale agreement and the indemnities paid by ALSTOM under the Medium Gas Turbines and Industrial Steam Turbines sale agreement, then ALSTOM will be required to pay the difference to Demag Delaval Industrial Turbomachinery. On the other hand, if the total indemnity amount is lower than the indemnities paid by ALSTOM under the two agreements, then Demag Delaval Industrial Turbomachinery will be required to reimburse ALSTOM for the overpayment. The risk sharing arrangement will cease following the final payment by ALSTOM of any amounts due 24 months from the relevant closing date.

On 30 April 2003, following receipt of a formal derogation from the European Commission under the EC merger regulation, the closing of the sale of the Small Industrial Gas Turbines Business was announced, resulting in the transfer of ownership to affiliates of Siemens AG with immediate effect. The US business was transferred to an affiliate of Siemens AG on 15 April 2004.

On 1 August 2003 we announced that we had completed the major part of the disposal of the medium gas turbines and industrial steam turbines businesses. Completion of this second stage of the disposal followed approval from both the European Commission and US merger control authorities. Certain other sites were transferred subsequently, including the US business, which was transferred to an affiliate of Siemens AG on 15 April, 2004. The disposal has now been completed worldwide.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Terms of the Offer related to the Sale of ALSTOM’s Small Gas Turbines Business dated 26 April 2003 and the Agreement Relating to the Sale and Purchase of ALSTOM’s Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses dated 26 April 2003, which we filed as Exhibits 4.11 and 4.12, respectively, to our Annual Report on Form 20-F for the fiscal year ended 31 March 2003.

Financing Package Agreement and Amended Financing Package Agreement

Financing Package Agreement

On 6 August 2003, we announced the signature of an agreement with more than 30 of our banks and the French State. This financing package contemplated:

•	a combined capital increase consisting of a €300 million underwritten capital increase with preferential subscription rights for existing shareholders, and a €300 million capital increase reserved for the French State, each to be approved by our shareholders on or before 30 September 2003;

•	a €1 billion issuance of bonds mandatorily reimbursable with shares (“ORA” or obligations remboursables en actions) with preferential rights for existing shareholders, to be approved by our shareholders on or before 30 September 2003 and to take place upon completion of the combined capital increase;

•	subordinated loans with 6-year maturity totalling €1,200 million. The French State agreed to participate in €200 million of the total amount of these subordinated loans;

•	a bonding guarantee facility of €3,500 million provided by a syndicate of banks. The French State agreed to counter guarantee 65% of the aggregate amount of these bonds and guarantees; and

•	short term facilities amounting to €600 million from a syndicate of banks and the French State.

European Commission Intervention

We were informed that, on 8 and 14 August 2003, the French State notified and provided information to the European Commission relating to its commitments under this agreement pursuant to European Community laws that limit State aid to enterprises. On 17 September 2003, the European Commission announced that it was opening an in-depth enquiry of the French State’s role in the financing package. For more information on the European Commission’s enquiry, see “Item 3. Key Information—Risk Factors—The European Commission may find that elements of our financing plan implemented in 2003, other transactions that we have entered into, and our financing package announced in May 2004, constitute State aid that is not compatible with European Community law. Any requirements by the Commission notably to terminate or modify certain elements of our financing plans could affect our operations and results. The 2003 and 2004 financings are key elements in our plan to reduce our high level of indebtedness, address our bonding requirements and sustain our commercial activity”, and “Item 8. Financial Information—Legal Proceedings—European Commission Review of Financing Package and Other Transactions”.

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

The Amended Financing Agreement contemplated a €300 million capital increase in 2003. The capital increase, completed on 20 November 2003, involved the subscription of 239,933,033 shares directly by a syndicate of banks, with the simultaneous distribution of free warrants (attribution à titre gratuit de bons d’acquisition d’actions) to our existing shareholders allowing them to purchase the 239,933,033 shares directly from the banks. The subscription price for the shares was €1.25 per share. The warrants to acquire shares expired on 20 January 2004.

The Amended Financing Agreement also contemplated an issuance of €300 million of subordinated bonds with a 20-year maturity reserved for the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDD RA”, or titres subordonnés à durée déterminée remboursables en actions). This issue was completed on 23 December 2003. The issue price for each bond was €1.25, and each bond is reimbursable for one share, subject to anti-dilution adjustments. Early redemption of the bonds for cash will be possible if ALSTOM obtains an investment grade rating from one of the two principal rating agencies (Standard & Poor’s and Moody’s). The bonds are subordinated to the ORAs and the PSDD referenced below and to our other subordinated and/or unsecured debts generally. The French State has agreed not to sell the TSDD RA or the underlying shares until we have regained full financial stability.

The French State also committed to subscribe up to €200 million of subordinated bonds with a 15-year maturity (“TSDD”, or titres subordonnés à durée déterminée). This issue was completed on 23 December 2003. Early redemption of the bonds will be possible if ALSTOM obtains an investment grade rating from either Standard & Poor’s or Moody’s. These bonds are subordinated to the ORAs and the PSDD referenced below and to our other subordinated and/or unsecured debt generally.

The agreement also contemplated an approximately €900 million issuance of ORA with preferential subscription rights for existing shareholders, which has been underwritten by a syndicate of banks. The issue was completed on 23 December 2003. The amount of the issue was €901,313,660.80 and may lead to the issue of a maximum of 643,795,472 new shares (before adjustments), of which 535,064,016 shares have already been issued as of 31 March 2004. The issue price of the ORA was €1.40 per bond. The ORA are to mature on 31 December 2008. Each ORA is reimbursable at maturity with one share, subject to anti-dilution adjustments. ORA holders have the right to redeem their bonds for shares prior to maturity, based on the same ratio.

The revised financing package also contemplated subordinated loans with five-year maturity totalling approximately €1,500 million (“PSDD” or prêt subordonné à durée déterminée). The French State agreed to participate in approximately €300 million of the total amount of these subordinated loans, with the remainder provided by the banks. Early prepayment of the subordinated loans is possible at the option of the borrower. We entered into the Subordinated Debt Facility Agreement of €1,563 million on 30 September 2003. See “—Subordinated Debt Facility Agreement” below.

The contract bonds and guarantees facility of €3,500 million from the banks, 65% of which is guaranteed by a French State-guaranteed financial institution, was reaffirmed in the amended financing agreement.

The short-term liquidity provisions of the original financing agreement were retained, with the banks renewing their commercial paper commitment (for €120 million) and the French State renewing its commercial paper commitment (for €300 million). In addition, the Caisse des Dépôts et Consignations committed to provide ALSTOM with up to €900 million in commercial paper financing.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Financing Package Agreement dated 2 August 2003 and the Amendment to the Financing Package Agreement dated 20 September 2003, which we filed as Exhibits 4.13 and 4.14, respectively, to our Annual Report on Form 20-F for the fiscal year ended 31 March 2003.

Bonding Guarantee Facility Agreement

On 29 August 2003, our wholly-owned subsidiary, ALSTOM Holdings entered into a €3,500,000,000 Bonding Guarantee Facility Agreement with a syndicate of banks and financial institutions. This agreement was amended on 1 October 2003 and amended and restated on 18 February 2004.

Pursuant to the terms of this agreement, bonding guarantees may be issued in relation to or in connection with the execution or performance by certain of our subsidiaries of commercial contracts of an industrial nature entered into in the ordinary course of business, including for the benefit of customs authorities and subcontractors of these subsidiaries.

The banks benefit from the counter guarantee of the Caisse Française de Développement Industriel, a financial institution guaranteed by the French State, of 65% of the maximum aggregate amount of the bonding guarantees issued pursuant to this agreement or granted by these banks under other bilateral arrangements.

This Bonding Facility was negotiated as part of our original financing package, and was subsequently amended to reflect our revised financing package. Under this agreement, upon the occurrence of certain events that qualify as “drawstop” events, the banks will not be required to participate in future bonding guarantees. For example, a drawstop event will occur if, among other things, (i) the banks determine that the satisfaction of any condition subject to which the European Commission will authorise the full implementation of our financing package has a material adverse effect on the financial condition of the ALSTOM Group taken as a whole or on the ability of ALSTOM Holdings to perform and comply with its obligations under this agreement, (ii) any party to the agreements constituting our financing package fails to perform or maintain compliance with any of its obligations under those agreements, and (iii) the validity of the obligations of the Caisse Française de Développement Industriel under the counter guarantee is challenged in any legal proceeding by a third party resulting in a final judgment by a court of competent jurisdiction against the Caisse Française de Développement Industriel.

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

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the €3,500,000,000 Bonding Guarantee Facility Agreement dated 29 August 2003, as amended on 1 October 2003 and as amended and restated on 18 February 2004, and filed as Exhibits 4.16 and 4.17 to our Annual Report on Form 20-F for the fiscal year ended 31 March 2003 and Exhibit 4.15 hereto, respectively.

Share Purchase Agreement with respect to the sale of the T&D Sector (excluding Power Conversion)

Pursuant to a Share Purchase Agreement entered into by ALSTOM, ALSTOM Holdings and Areva on 25 September 2003, ALSTOM sold its Transmission and Distribution activities, not including the Power Conversion business (the “T&D Activities”), to Areva for gross proceeds of €957 million, subject to closing adjustments, of which €89 million was held in escrow at 31 March 2004.

The transaction closed on 9 January 2004, except in respect of certain businesses located in jurisdictions where transfer procedures are ongoing. Certain amounts remain in escrow to cover closing adjustments and the value of local businesses still to be transferred.

Under the agreement, ALSTOM agreed to indemnify Areva for various types of losses or events under the agreement, including (i) up to a maximum aggregate amount of €175 million, due to breaches of representations made in the agreement or as a result of any liability or insufficiency of assets arising or having a cause or origin prior to 31 March 2003 which is not accounted for or sufficiently provided for in the 2003 T&D Activities accounts provided to Areva but which should have been so accounted for or provided for; (ii) up to a maximum aggregate amount of €250 million, due to certain environmental liabilities, remedial environmental actions to be taken with respect to certain property or under certain regulations, or breaches of certain environmental representations made by ALSTOM within ten years from the closing date; and (iii) without limitation in amount, claims brought within 20 years from the closing date due to injury arising from exposure to asbestos. In addition, we have retained liabilities in connection with (i) certain potential pension liabilities relating to employees in the United Kingdom; (ii) specific identified claims and litigation relating to the T&D activities and any tax assessments or audits of entities conducting the T&D activities; (iii) design or manufacturing defects in specific product lines with respect to products manufactured prior to the closing date; and (iv) in respect of seven contracts of the T&D activities, we have indemnified the buyer to the extent of 90% of the amount by which the consolidated negative gross margin exceeds a negative amount of €2,000,000 by contract less any provisions retained at 31 March 2003.

Pursuant to this agreement ALSTOM has, subject to exceptions, agreed that it and companies under its control will not compete with the T&D Activities it will sell to Areva for a period of four years from the closing date.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Share Purchase Agreement dated 25 September 2003, which we filed as Exhibit 4.15 to our Annual Report on Form 20-F for the fiscal year ended 31 March 2003.

Subordinated Debt Facility Agreement

On 30 September 2003, we entered into a Subordinated Debt Facility Agreement with a syndicate of banks and financial institutions.

The subordinated debt facility is divided between a tranche A term loan facility of up to €1,200,000,000 and a tranche B revolving credit facility of €363 million. The French State participates (through the Caisse Française de Développement Industriel) in the tranche A for an amount of €300 million.

The tranche A facility has been made available in two advances to repay the outstanding balance of the €1,250,000,000 Multicurrency Revolving Credit Agreement, commercial paper (billets de trésorerie), and for the repayment and cancellation of the €550,000,000 bonds in full. The tranche B facility is available from 20 January 2004 until 29 September 2008.

Under this agreement, upon the occurrence and continuation of events that qualify as events of default, the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable. For example, an event of default will be triggered if we fail to meet certain financial covenants, each as described in “Item 5. Operating and Financial Review and Prospects” in this Form 20-F and in Note 22 to our Consolidated Financial Statements. Based on our forecasts of fiscal year 2004 results, we have requested and obtained from our lenders the suspension of the financial covenants “Consolidated Net Worth” and minimum “EBITDA” until 30 September 2004 and we have committed towards them to renegotiate before that date a new covenants package.

Under this agreement, we will deliver to the lenders, if and for so long as our long term unsecured, unsubordinated debt has not been assigned an investment grade rating, a PwC Report validating our updated business plans with respect to the next three financial years on a quarterly basis in January, April, July and October. An event of default under the agreement will arise, and the lenders may cancel all commitments and declare all amounts to be immediately due and payable, if a majority of the lenders representing at least 2/3 of the commitment determine, on the basis of the latest PwC Report, that any event has occurred which has or is likely to have a material adverse effect on the financial condition or business of ALSTOM or the Group, or on our ability to perform and comply with our obligations under this agreement.

Under this agreement, upon the occurrence of certain events that qualify as early repayment events, the lenders may cancel all commitments and declare all outstanding amounts to be due on the next interest payment date. An early repayment event may be triggered if lenders representing at least 2/3 of the commitment determine that satisfying any conditions subject to which the European Commission will authorise our financing package has a material adverse effect on the financial condition of the ALSTOM Group or on our ability to perform and comply with our obligations under this subordinated debt facility. Finally, an early repayment event may also be triggered if any party to our financing package agreement fails to perform any of its obligations under such agreement.

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

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Subordinated Debt Facility Agreement dated 30 September 2003, which we filed as Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ended 31 March 2003.

Agreement with the French State and our main creditor bank

On 27 May 2004, we entered into an Agreement with the French State and our main creditor bank. See “Item 5. Operating and Financial Review and Prospects—Overview—Recent Developments”, which is also filed as Exhibit 4.11 to this Form 20-F.

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

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the applicable laws, conventions and treaties in force as of the date of this report, all of which are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying shares, you should consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation. In particular, holders of shares should be aware that the French Budget Law for 2004 (n°2003-1311, dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. As to French non-individual shareholders, they will generally no longer be entitled to use the avoir fiscal as of January 1, 2005. The Budget Law for 2004 nonetheless provides that French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped at €230, or as the case may be, €115, depending on the marital status of the individual.

Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004 and, possibly to the new tax credit with respect to dividends paid as of January 1, 2005. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund), should be entitled to a refund of the précompte, if any, that ALSTOM will pay in cash on distributions it will make in 2004.

In addition the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

If a double tax treaty between France and your country contains more favourable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares.

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

Taxation of dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends in 2003 from French companies, they were generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal for distribution in 2003 is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify for the French parent subsidiary regime; or

•	10% of the dividend paid for other shareholders.

In addition, if the distribution of dividends by ALSTOM gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10%, will generally be entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As discussed in more detail above, as a result of the reform enacted by the French Budget Law for 2004, French resident individual shareholders will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will be entitled to the tax credit described in the introduction above. French resident shareholders who are not individuals will generally lose the benefit of the avoir fiscal as from January 1, 2005.

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

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have made treaties with France that provide for the arrangements summarised below:

Australia	Germany(1)	Malaysia	Senegal	United States
Austria	Ghana	Mali	Singapore	Venezuela
Belgium	Iceland	Malta	South Korea	–
Bolivia	India	Mauritius	Spain	French Territoires
Brazil	Israel	Mexico	Sweden	d’Outre-Mer and
Burkina Faso	Italy	Namibia	Switzerland	Other:
Canada Estonia Finland Gabon	Ivory Coast Japan Latvia Lithuania Luxembourg	Netherlands New Zealand Niger Norway Pakistan	Togo Turkey Ukraine United Kingdom	Mayotte New Caledonia Saint-Pierre et Miquelon

(1)	According to a common statement of the French and German tax authorities dated 13 July 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of 1 January 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on 20 December 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement entered into force on 1 June 2003, and will apply to dividends received as of 1 January 2002.

Under these treaties, a shareholder who fulfils specific conditions may generally apply to the French tax authorities for the following:

•	a lower rate of withholding tax, generally 15%; and

•	so long as the avoir fiscal remains in force, a refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

If these arrangements apply to a shareholder, we will withhold tax from the dividend at the lower rate, provided that the shareholder has previously established that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholders may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not. In any event, non-resident shareholders other than individuals will generally not be entitled to a refund of the avoir fiscal with respect to dividends paid from 2004 on.

Provided the distributed dividends give rise to the avoir fiscal, a French company must pay a tax known as the précompte to the French tax authorities if it distributes dividends before January 1, 2005 out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

As regards dividends paid in 2003, a shareholder that is not a French resident may generally obtain a refund of the amount of any précompte actually paid in cash, net of applicable withholding tax, in two cases:

•	if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

•	if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of the avoir fiscal.

Although the French tax authorities have not yet issued guidelines to confirm this point, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions paid until December 31, 2004, but will no longer apply from January 1, 2005. It is unclear, however, whether non-resident individual shareholders that benefit from a tax treaty which provides for the transfer of the avoir fiscal will be entitled to the newly implemented credit described above.

Furthermore, it should be noted that as a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, the French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

If a double tax treaty between France and your country contains more favourable provisions, you may not be subject to French wealth tax.

Taxation of US investors

The following is a general summary of certain material United States federal income tax and French tax consequences to US holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed 31 August 1994 (the “US-France income tax treaty”), French laws, and the practice of the French tax authorities, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

You will be a “US holder” of shares or ADSs, only if you are the beneficial owner of the shares or ADSs and all of the following five points apply to you:

1.	you own, directly or indirectly, less than 10% of the share capital or voting power of ALSTOM;

2.	you are any one of (a), (b), (c) or (d) below:

(a)	a citizen or individual resident of the US for US federal income tax purposes,

(b)	a corporation (or certain other entities taxable as corporations for US federal income tax purposes) created or organised in or under the laws of the US or any state thereof (including the District of Columbia),

(c)	an estate the income of which is subject to US federal income taxation regardless of its source; or

(d)	a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorised to control all substantial decisions of the trust;

3.	as a resident of the United States for purposes of the US-France income tax treaty, you are entitled to the benefits of the US-France income tax treaty under the “limitations on benefits” article of that treaty;

4.	you are not also a resident of France;

5.	you hold the shares or ADSs as capital assets; and

6.	your functional currency is the US Dollar.

Special rules may apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, retirement plans, securities broker-dealers, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation and persons holding their shares or ADSs as part of a hedging, straddle or conversion transaction or in connection with a permanent establishment or fixed base in France, among others. Those special rules are not discussed in this summary.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

The following summary is based on the assumption that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. For purposes of the US-France income tax treaty and the US Internal Revenue Code, if you own ADSs evidenced by ADRs, you generally will be treated as the owner of the shares represented by such ADSs.

Taxation of dividends

Withholding tax and avoir fiscal

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends from French companies in 2003, they are generally entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal attached to dividends paid in 2003 is generally equal to:

•	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify under the French parent-subsidiary regime; or

•	10% of the dividend paid for other shareholders.

In addition, if the distribution of dividends by ALSTOM gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10%, were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the Company for shareholders entitled to use the avoir fiscal at the rate of 10%.

As discussed in more detail under “French taxation” above, the French Budget Law for 2004 included as reform of the French tax treatment of distributions and dividends paid by French companies to residents of France which directly affects non-residents of France.

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

As regards distributions made by our Company in 2003, additional provisions apply if you are considered an “eligible” US holder of shares or ADSs. You are “eligible” if your ownership of shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, and any one of the following four points applies to you:

1.	you are an individual or other non-corporate holder that is a resident of the US for purposes of the US-France income tax treaty (without also being a resident of France for French tax purposes);

2.	you are a US corporation, other than a regulated investment company;

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

Individual holders of our shares or ADSs that are residents of the United States as defined pursuant to the provisions of the US-France income tax treaty and whose ownership in our shares is not connected with a permanent establishment in France, if they are still entitled to the transfer of the avoir fiscal with respect to distributions to be made in 2004, should remain “eligible” US holders with respect to distributions to be made by us in 2004. As regards distributions of dividends to be made from January 1, 2005, and subject to confirmation by administrative guidelines for the French tax authorities, individual US holders should be entitled to the transfer of the new tax credit implemented by the French Budget law for 2004.

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

(d)	you fulfil all the requirements under the US-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal as long as it is in full force and effect; and

(e)	you claim the reduced rate of withholding tax and payment of the avoir fiscal as long as it is in full force and effect.

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

As an eligible US holder and so long as it remains in full force and effect, you may also claim the avoir fiscal, by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities by 31 December of the second year following the year during which the withholding tax is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid.

Although the French tax authorities have not yet issued any guidance regarding the procedure for claiming the benefit of the reduced rate of French withholding tax following the suppression of the avoir fiscal and, if applicable, the transfer of the newly implemented tax credit, any such benefits will be subject to the accomplishment of formalities.

To receive the payment, you must submit a claim to the French authorities and attest that you are subject to US federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

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

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible US holders, except that they may have to supply additional documentation evidencing their entitlements to these benefits. These entities are not entitled to the full avoir fiscal. With respect to dividends paid before 2004, they were entitled to claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they owned, directly or indirectly, less than 10% of the ALSTOM’s capital and they satisfied certain specific filing formalities.

Please note that tax-exempt US pension funds and such other tax-exempt entities will be treated like any other corporate shareholders as regards the suppression of the avoir fiscal, and thus, in any event, those entities will no longer be entitled to any avoir fiscal with respect to dividends received as of January 1, 2004.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before 15 January following the end of the calendar year in which the related dividend is paid.

For US federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in your gross income as dividend income on the date each payment is actually or constructively received by you (or by the Depositary, in the case of ADSs) to the extent it is paid or deemed paid out of our current or accumulated earnings and profits, as calculated for US federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of the shares or ADSs. Dividends that we pay will not give rise to any dividends received deduction. Such dividends will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

Also, for US federal income tax purposes, the amount of any dividend paid to you in a foreign currency such as the Euro, including any French withholding taxes, will be included in gross income in an amount equal to the US dollar value of the Euro calculated by reference to the spot rate in effect on the date such dividend is included in income, regardless of whether you convert the payment into US Dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise foreign currency gain or loss, which gain or loss will generally be US source ordinary income or loss when you subsequently sell or dispose of the Euro. You may also be required to recognise foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the US-France income tax treaty.

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

The précompte

As currently applicable, and provided the distributed dividends give rise to the avoir fiscal, a French company must pay a tax known as the précompte to the French tax authorities if it distributes before January 1, 2005, dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate; or

•	profits that have been earned and taxed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you should generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends paid to you until December 31, 2004. Under the US-France income tax treaty, the amount of the précompte refunded to US residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte actually paid in cash, but not to any précompte that is paid by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF1 B EU-No. 5053 by the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the US or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

However, as mentioned above, the French tax authorities have not yet issued any guidelines to confirm whether such non-resident shareholders will be entitled to the refund of the précompte, if any, that we will pay on distributions to be made in 2004.

For US federal income tax purposes, the gross amount of the précompte, including any French withholding tax, will be included in your gross income as dividend income on the date it is actually or constructively received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in a foreign currency such as the Euro, including any French withholding taxes, will be equal to the US Dollar value of the Euro calculated by reference to the spot rate in effect on the date the précompte is received, regardless of whether the payment is in fact converted into US Dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognise US source ordinary income or loss when you subsequently sell or dispose of the Euros.

As a consequence of the suppression of the précompte for dividends which will be paid as of 1 January 2005, the French Budget Law for 2004 implements a temporary equalization tax payable by ALSTOM that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

In general, for US federal income tax purposes, you will recognise capital gain or loss if you sell, exchange or otherwise dispose of your shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. Note that as discussed below, the distribution of warrants and bond rights during 2003 may have resulted in an adjustment to your tax basis in your shares or ADSs. Any gain or loss will generally be US source gain or loss and will be treated as long term capital gain or loss if your holding period of the shares or ADSs exceeds one year. If you are an individual, any capital gain will generally be subject to US federal income tax at preferential rates if you meet specified minimum holding periods. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or certain gains), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not be classified as a PFIC for the year ended 31 March 2004. However, PFIC status is a factual determination that can only be made at the close of each year and depends upon the composition of our income and assets and the market value of our shares and ADSs. Consequently, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a US holder held shares or ADSs, certain adverse consequences could apply to the US holder. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than as capital gain and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. In addition, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation available under recent US tax law changes.

US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of shares or ADSs.

Recent US Tax Law Changes Applicable to Individuals

Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after 31 December 2002 and beginning before 1 January 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the non-US corporation is not a PFIC for the corporation’s taxable year in which the dividend was paid or the preceding year, certain minimum holding periods are met by the individual US holder, and either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US-France income tax treaty) which provides for the exchange of information. We currently anticipate that if we were to pay dividends with respect to our shares and ADSs, such dividends should constitute “qualified dividend income” and US holders who are individuals should be entitled to the reduced rates of tax, provided the holders meet certain requirements. However, as discussed above, PFIC status cannot be determined until the close of each taxable year. In addition, some of the eligibility requirements for non-US corporations are not entirely certain and further guidance from the Internal Revenue Service is anticipated. The Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates. You are urged to consult your tax advisor regarding the impact of the provisions of these rules on your particular situation.

US federal income tax consequences of the 2003 Revised Financing Package

As a result of limitations imposed by applicable US securities law, the distribution of warrants and bond rights in November of 2003 (collectively, the “rights”) could only be made in the United States to certain qualified investors. The Depositary received the rights on behalf of ADS holders and subsequently sold the rights into the market. The sale of these rights by the Depositary on behalf of US holders (as well as by US holders who were eligible to participate in the transactions) will be treated as a taxable transaction and may affect the basis of the shares or ADSs that continue to be held by the holder (as described below).

We believe that the value of both the warrants and the bond rights allocated to the shares (but not the ADSs, as described below) during 2003 exceeded 15% of the value of the shares with respect to which each set of rights was distributed. In the case of ADSs, the value of the warrants did not exceed 15% of the value of the ADSs, while the value of the bond rights distributed did exceed 15% of the value of the ADSs with respect to which they were distributed. In instances where the value of the warrants or bond rights distributed exceeded 15% of the value of the shares or ADSs with respect to which they were distributed, under section 307 of the Code, for US federal income tax purposes, a US holder of such shares or ADSs is required to allocate a ratable portion of the existing tax basis in the shares or ADSs to each of the warrants and the bond rights (as the warrants and bond rights are treated as share rights for purposes of the Code). US holders are urged to consult their own tax advisors as to the exact manner in which such allocation should be made in their own circumstances, as well as the consequences of the allocation of basis to the rights that were sold on their behalf by the Depositary and the impact on their tax basis in the shares or ADSs that continue to be held.

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

United States information reporting and backup withholding

Distributions paid to you and proceeds from the sale or disposal of your shares or ADSs may be required to be reported to the Internal Revenue Service. US federal backup withholding at a current rate of 28% may be imposed on specified payments made to persons that fail to furnish required information. Backup withholding will not apply to you if you furnish a correct taxpayer identification number and make any other required certification. Backup withholding also does not apply to you if you are exempt from backup withholding (for example, if you are a corporation). Any US person required to establish their exempt status generally must file a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and

Certification). Non-US Holders generally are not subject to US information reporting or backup withholding. However, such holders may be required to provide a certificate of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

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

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information set forth under “Item 5. Operating and Financial Review and Prospects—Impact of Exchange Rate and Interest Rate Fluctuations” and Notes 2(F) and 29 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of ALSTOM or any of its subsidiaries.

Our Bonding Facility, our subordinated debt facility of €1,563 million signed on 30 September 2003 (the “Subordinated Debt Facility”), the syndicated credit facility renegotiated on 18 December 2003, currently in the amount of €721.5 million (the “Syndicated Credit Facility”) and certain of our other financing agreements contain covenants requiring us to maintain compliance with pre-established financial ratios (“covenants”).

These covenants are described in Note 22 to the Consolidated Financial Statements as of 31 March 2004.

Based on our forecasts of fiscal year 2004 results, we requested and obtained from our lenders the suspension of the financial covenants “Consolidated Net Worth” and “minimum EBITDA” until 30 September 2004 and we committed to renegotiate before that date a new covenants package. We cannot assure the outcome of these negotiations or that a default with respect to these covenants will be avoided.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our Chairman and Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of 31 March 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of 31 March 2004, our disclosure controls and procedures were effective.

As described in more detail in “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Investigation relating to ALSTOM Transportation Inc.” above, on 30 June 2003, we announced that we were conducting an internal review assisted by external lawyers and accountants following receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at the Hornell, New York facility of ALSTOM Transportation Inc. (“ATI”), a US subsidiary of ALSTOM. In our Annual Report on Form 20-F for the fiscal year ended 31 March 2003, we disclosed that, based on management’s evaluation of our disclosure controls and procedures as of 31 March 2003, our Chief Executive Officer and Chief Financial Officer concluded that the system and operation of ATI’s controls and procedures was unsatisfactory and that improvements should be implemented.

During the fiscal year ended 31 March 2004, we implemented several changes related to our internal controls over financial reporting, including without limitation the following:

•	Reporting lines of the unit finance directors have been revised so that they all now report directly to the financial officers of the relevant business and sectors and ultimately to our Chief Financial Officer.

•	Since 1 March 2004, the Chief Internal Auditor reports directly to the Chief Executive Officer.

•	A Corporate Risk Committee, chaired by our Chief Executive Officer, has been established in order to strengthen the risk review process in the tender and execution of major contracts.

•	Several new checklists have been issued relating to internal controls over financial reporting and disclosure controls and procedures, and an internal control self-assessment questionnaire has been prepared and used, to enable management to monitor unit compliance with corporate policies and instructions.

•	Selective upgrades of accounting personnel have been made.

In addition, in general, our internal controls over financial reporting used to be embedded in a single reporting and accounting manual. The internal controls over financial reporting have now been set out in a separate Internal Controls Manual.

Improvements in controls specifically at ATI are progressively being introduced including in planning, implementation and control of projects also in ensuring integration of projects with purchasing and with the accounting and reporting system. Improvements in ATI’s system of tracking design and bill of material changes have also been introduced and management changes made.

Except as set forth above, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fiscal year ended 31 March 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16 A.    Audit Committee Financial Expert

We have designated James Cronin as our “audit committee financial expert” although we believe that all of our audit committee members have the requisite expertise to participate on such committee.

Item 16 B.    Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees. It is available at www.alstom.com.

Item 16 C.    Principal Accountant Fees and Services

The following table sets for the aggregate fees for professional services performed for us for each of the two fiscal years ended 31 March 2004:

	Fiscal year 2004				Fiscal year 2003
	Barbier Frinault et Autres Ernst & Young		Deloitte Touche Tohmatsu		Barbier Frinault et Autres Ernst & Young		Deloitte Touche Tohmatsu
	Amount in millions €	%	Amount in millions €	%	Amount in millions €	%	Amount in millions €	%
Audit Fees	6.8	61%	6.8	49%	5.9	57%	5.9	35%
Audit–related fees	3.5	32%	6.0	43%	3.9	37%	8.7	52%

Sub-total	10.3	93%	12.8	92%	9.8	94%	14.6	87%

Tax Fees	0.8	7%	1.1	8%	0.6	6%	1.6	9%
Information Technology	—	—	—	—	—	—	0.2	1%
All Other Fees					—	—	0.5	3%

Sub-total	0.8	7%	1.1	8%	0.6	6%	2.3	12%

TOTAL	11.1	100%	13.9	100%	10.4	100%	16.9	100%

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee organizes the procedure for selecting the external auditors and provides a recommendation to the Board of Directors regarding their appointment and their terms of compensation. The Audit Committee also examines auditor independence principles and rules relating to auditor services, and studies on a yearly basis the working plans of the external auditors and the scope of the audit.

On 18 June 2003, we signed with our two independent auditors an External Audit Charter which governs the relations between the Group and our external auditors, amended in May 2004, and which sets out those services which may be undertaken and those that are not permitted, and pre-approval policies and procedures.

The Charter contains a pre-approved list of services that the external auditors may provide us:

•	Pre approval limits are set at €200,000 for individual projects and €1,000,000 in aggregate for services included on the pre-approved list.

•	Additional services exceeding the specified pre-approved limits, or any other services, requires the Audit Committee’s specific approval. The Audit Committee may delegate to one or more designated members of the Audit Committee who are independent directors the authority to grant pre-approvals, provided the delegated member presents his or her decision to the full Audit Committee at its next scheduled meeting.

•	With respect to all pre-approved services, the Audit Committee must be informed about each service. Any question as to whether a particular service is pre approved must be referred to the Audit Committee or one or more designated members of the Audit Committee who are independent directors.

The amount of external auditors’ fees approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X was €130,000.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the report of Barbier Frinault & Autres, Ernst & Young Network, and Deloitte Touche Tohmatsu thereon, are filed as part of this report:

Consolidated Financial Statements

Independent Auditors’ Report	F-2
Consolidated Income Statements for the fiscal years ended 31 March 2002, 2003 and 2004	F-3
Consolidated Balance Sheets at 31 March 2002, 2003 and 2004	F-4
Consolidated Statements of Cash Flows for the years ended 31 March 2002, 2003 and 2004	F-5
Consolidated Statement of Changes in Shareholders’ Equity for the years ended 31 March 2002, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

1	Amended and restated articles of association (statuts) of the Company (unofficial English translation) (updated as of 31 March 2004).

4.1	Share Purchase and Settlement Agreement dated as of 31 March 2000 among ABB Ltd., the Company and ABB ALSTOM POWER NV (incorporated by reference to Exhibit 2.10 to the Annual Report on Form 20-F filed by the Company on 14 July 2000).

4.2	Purchase Agreement dated as of 19 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed by the Company on 2 July 2001).

4.3	Amendment No. 1 to the Purchase Agreement, dated as of 26 April 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed by the Company on 2 July 2001).

4.4	Amendment No. 2 to the Purchase Agreement dated as of 14 May 2001 among ALSTOM Holdings, CDC Entreprises, CDC Entreprises II and Charterhouse General Partners (VI) Limited (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by the Company on 2 July 2001).

4.5	Amended and Restated €721,500,000 Multicurrency Revolving Credit Agreement (originally €1,110,000,000) dated 19 December 2003 among the Company, BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arrangers, the syndicate of banks and financial institutions named therein, as lenders, and BNP Paribas, as agent.

4.6	Deed of Amendment dated 19 December 2003 related to the Amended and Restated €721,500,000 Multicurrency Credit Agreement (originally €1,110,000,000) between the Company, BNP Paribas, Citibank International plc and HSBC Investment Bank plc, as arranges, the syndicate of banks and financial institutions named therein as lenders, and BNP Paribas, as agent.

4.7	Terms of Offer relating to the Sale of Alstom’s Small Gas Turbines Business dated 26 April 2003 among the Company, Alstom Power UK Ltd., Alstom Power Industrial Turbine Services Ltd., Demag Delaval Industrial Turbomachinery N.V. and Demag Delaval Industrial Turbomachinery Limited (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.8	Agreement relating to the Sale and Purchase of Alstom’s Medium Industrial Gas Turbines and Industrial Steam Turbines Businesses dated 26 April 2003 between the Company and Demag Delaval Industrial Turbomachinery N.V. (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.9	Financing Package Agreement dated 2 August 2003 among ALSTOM, BNP Paribas, Groupe Crédit Agricole and Société Générale, as signing banks, a group of lenders, as non-signing banks, and the French State (unofficial English translation) (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.10	Amendment to the Financing Package Agreement, dated 20 September 2003 among ALSTOM and the French State, accepted by BNP Paribas, Groupe Crédit Agricole, Société Générale, Natexis Banques Populaires, CCF, Crédit Industriel et Commercial and CDC Finance—CDC Ixis, as the signing banks, on 22 September 2003 (unofficial English translation) (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.11	Agreement among the French State, ALSTOM, BNP Paribas, CALYON, Société Générale, Natexis Banques Populaires, CCF, Crédit Industriel et Commercial and CDC Finance—CDC IXIS, dated 27 May 2004, regarding the Financing Package Agreement (unofficial English translation)(1).

4.12	Share Purchase Agreement with respect to the sale of the T&D Sector dated 25 September 2003 among ALSTOM Holdings, ALSTOM and Areva (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed by the Company on 15 October 2003)(1).

4.13	€3,500,000,000 Bonding Guarantee Facility Agreement dated 29 August 2003, among ALSTOM Holdings, BNP Paribas, CCF, Crédit Agricole Indosuez, Crédit Industriel et Commercial, Crédit Lyonnais, Natexis Banques Populaires and Société Générale, as mandated lead managers, the syndicate of banks and financial institutions named therein, as initial tranche A issuing banks, the syndicate of banks and financial institutions named therein, as initial tranche A participating banks, the syndicate of banks and financial institutions named therein, as tranche B issuing banks, and HSBC Bank plc, as facility agent (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.14	Deed of Amendment No. 1 relating to the €3,500,000,000 Bonding Guarantee Facility Agreement dated 1 October 2003 among ALSTOM Holdings, BNP Paribas, CCF, Crédit Agricole Indosuez, Crédit Industriel et Commercial, Crédit Lyonnais, Natexis Banques Populaires, Société Générale, as Initial Tranche A Issuing Banks, Initial Tranche B Issuing Banks and Initial Tranche A Participating Banks, and HSBC Bank plc, as Facility Agent (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

4.15	Deed of Amendment No. 2 related to the €3,500,000,000 Bonding Guarantee Facility Agreement dated 18 February 2004 among ALSTOM Holdings, BNP Paribas, CCF, Crédit Agricole Indosuez, Crédit Industriel et Commercial, Crédit Lyonnais, Natexis Banques Populaires, Société Générale, as Initial Tranche A Issuing Banks, Initial Tranche B Issuing Banks and Initial Tranche A Participating Banks, and HSBC Bank plc, as Facility Agent.

4.16	Subordinated Debt Facility Agreement dated 30 September 2003 among ALSTOM, BNP Paribas, Crédit Agricole Indosuez, Crédit Lyonnais, Société Générale and Caisse Française de Développement Industriel, as arrangers, the syndicate of banks and financial institutions named therein and Caisse Française de Développement Industriel, as lenders, and BNP Paribas, as agent (incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed by the Company on 15 October 2003).

8	Subsidiaries of the Company (see Note 32 to the Consolidated Financial Statements).

12.1	Certification of the Chairman and Chief Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Exchange Act.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rules 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Confidential material appearing in this document was omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information in this Exhibit was marked with a star (*).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALSTOM

Date: 17 June 2004	By:	/s/ PATRICK KRON
Name: Patrick Kron Title: Chairman and Chief Executive Officer

Index to Consolidated Financial Statements

Independent Auditors’ Report	F-2
Consolidated Income Statements for the fiscal years ended 31 March 2002, 2003 and 2004	F-3
Consolidated Balance Sheets at 31 March 2002, 2003 and 2004	F-4
Consolidated Statements of Cash Flows for the years ended 31 March 2002, 2003 and 2004	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended 31 March 2002, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of ALSTOM:

We have audited the accompanying consolidated balance sheets of ALSTOM (“the Company”) as of 31 March 2002, 2003 and 2004, and the related consolidated income statements, statements of cash flows and statements of changes in shareholders’ equity for each of the three years in the period ended 31 March 2004 all expressed in euros. These consolidated financial statements are the responsibility of the management of ALSTOM. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ALSTOM as of 31 March 2002, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2004 in conformity with accounting principles generally accepted in France.

As discussed in Note 1(c) to the Consolidated Financial Statements, the accompanying consolidated financial statements, prepared for the purposes of the annual report of ALSTOM on Form 20-F, differ from the consolidated financial statements filed at the Greffe of the Tribunal de Commerce in Paris, France and included in ALSTOM’s annual report, prepared in accordance with French law, filed with the Autorité des Marchés Financiers in Paris, France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the Consolidated Financial Statements.

The accompanying Consolidated Financial Statements have been prepared assuming that ALSTOM will continue as a going concern. ALSTOM has incurred significant losses and a high level of indebtedness over the last two years. Further, as described in Notes 1(b), 22(a), and 29(e), ALSTOM had to request a waiver until 30 September 2004 with respect to covenants applicable to existing credit lines and to seek extended bonding facilities to allow the Company to continue to bid for new contracts. These conditions raise substantial doubt about ALSTOM’s ability to continue as a going concern. As part of its action plans to meet its financial needs and as more fully described in Note 1(b) and Note 27(a), as updated in Note 34, ALSTOM has signed a new financing package with the French State and its main banks. This financing package supplements the September 2003 financing package and is currently under investigation by the European Commission and is still subject to its approval. The Consolidated Financial Statements do not include any adjustments that may result from the outcome of this uncertainty.

BARBIER FRINAULT & AUTRESDELOITTE TOUCHE TOHMATSU

ERNST & YOUNG

Gilles Puissochet

Paris, France

26 May 2004 (17 June 2004 as to Note 33 and Note 34)

ALSTOM

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 March
	Note	2002	2003	2004
		(in € million)
SALES		23,453	21,351	16,688
Of which products		17,541	16,374	12,786
Of which services		5,912	4,977	3,902
Cost of sales		(19,623)	(19,281)	(14,224)
Of which products		(15,141)	(15,598)	(11,273)
Of which services		(4,482)	(3,683)	(2,951)
Selling expenses		(1,078)	(970)	(785)
Research and development expenses		(575)	(622)	(473)
Administrative expenses		(1,236)	(1,079)	(826)
OPERATING INCOME (LOSS)		941	(601)	380

Other income (expenses), net	(4)	(390)	(555)	(1,111)
Other intangible assets amortisation	(8)	(64)	(67)	(60)
EARNINGS BEFORE INTEREST AND TAX		487	(1,223)	(791)

Financial income (expense), net	(5)	(294)	(270)	(460)
PRE-TAX INCOME (LOSS)		193	(1,493)	(1,251)

Income tax (charge) credit	(6)	(10)	301	(283)
Share in net income (loss) of equity investments		1	3	–
Dividend on redeemable preference shares of a subsidiary		(14)	–	–
Minority interests		(23)	(15)	2
Goodwill amortisation	(7)	(286)	(284)	(256)

NET INCOME (LOSS)		(139)	(1,488)	(1,788)

Earnings (loss) per share in Euro
Basic		(0.6)	(5.6)	(4.0)
Diluted		(0.6)	(5.6)	(4.0)

The consolidated income statements for the year ended 31 March 2003 and 31 March 2004 presented above for US filing purposes has been adjusted compared to the consolidated income statements in the French GAAP Consolidated Financial Statements prepared in accordance with French GAAP as adopted by the Group’s shareholders on 2 July 2003 and published under French regulations for the year ended 31 March 2003 and as approved by the Group’s Board of Directors on 25 May 2004 for the year ended 31 March 2004. This adjustment is due to differences between French and US reporting rules. See Note 1(c) for further explanation.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

		At 31 March
	Note	2002	2003	2004
		(in € million)
ASSETS
Goodwill, net	(7)	4,612	4,440	3,424
Other intangible assets, net	(8)	1,170	1,168	956
Property, plant and equipment, net	(9)	2,788	2,331	1,569
Equity method investments and other investments, net	(10)	301	245	160
Other fixed assets, net	(11)	1,326	1,294	1,217

Fixed assets, net		10,197	9,478	7,326
Deferred taxes	(6)	1,486	1,866	1,561
Inventories and contracts in progress, net	(12)	5,593	4,608	2,887
Trade receivables, net	(13)	4,730	4,830	3,462
Other accounts receivable, net	(15)	3,304	2,265	2,022

Current assets		13,627	11,703	8,371
Short term investments	(17)	331	142	39
Cash and cash equivalents	(18)	1,905	1,628	1,427

TOTAL ASSETS		27,546	24,817	18,724

LIABILITIES
Shareholders’ equity		1,752	707	29
Minority interests	(19)	91	95	68
Bonds reimbursable with shares		–	–	152
Redeemable preference shares of a subsidiary	(22)	205	–	–
Undated subordinated notes	(22)	250	–	–
Provisions for risks and charges	(20)	3,849	3,738	3,489
Accrued pension and retirement benefits	(21)	994	972	842
Financial debt	(22)	6,035	6,331	4,372
Deferred taxes	(6)	47	37	30
Customers’ deposits and advances	(24)	4,221	3,541	2,714
Trade payables		5,564	4,629	3,130
Accrued contract costs and other payables	(23)	4,538	4,767	3,898

Current liabilities		14,323	12,937	9,742

TOTAL LIABILITIES		27,546	24,817	18,724

Commitments and contingencies	(27&28)

The consolidated balance sheet at 31 March 2003 presented above for US filing purposes has been adjusted compared to the consolidated balance sheet included in the Consolidated Financial Statements prepared in accordance with French GAAP as adopted by the Group’s shareholders on 2 July 2003 and published under French regulations. This adjustment is due to differences between French and US reporting rules. See Note 1(c) for further explanation.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31 March
	2002	2003	2004
	(in € million)
Net income (loss)	(139)	(1,488)	(1,788)
Minority interests	23	15	(2)
Depreciation and amortisation	792	754	726
Changes in provision for pension and retirement benefits, net	(51)	22	85
Net (gain) loss on disposal of fixed assets and investments	(198)	(19)	(175)
Share in net income (loss) of equity investees (net of dividends received)	–	(3)	–
Changes in deferred tax	(86)	(462)	181
Net income after elimination of non-cash items	341	(1,181)	(973)
Decrease (increase) in inventories and contracts in progress, net	54	415	389
Decrease (increase) in trade and other receivables, net	528	677	747
Increase (decrease) in sale of trade receivables, net	140	(661)	(267)
Increase (decrease) in contract related provisions	(948)	204	(332)
Increase (decrease) in other provisions	2	(49)	113
Increase (decrease) in restructuring provisions	(123)	(29)	271
Increase (decrease) in customers’ deposits and advances	(1,254)	(98)	(1)
Increase (decrease) in trade and other payables, accrued contract costs and accrued expenses	681	185	(1,005)
Changes in net working capital (2)	(920)	644	(85)

Net cash provided by (used in) operating activities	(579)	(537)	(1,058)

Proceeds from disposals of property, plant and equipment	118	252	244
Capital expenditures	(550)	(410)	(254)
Decrease(increase) in other fixed assets	(104)	(55)	125
Cash expenditures for acquisition of investments, net of net cash acquired	(113)	(166)	(8)
Cash proceeds from sale of investments, net of net cash sold (4)	772	38	1,454

Net cash provided by (used in) investing activities	123	(341)	1,561

Capital increase	–	622	1,024
Bonds reimbursable with shares not yet converted	–	–	152
Dividends paid including minorities	(136)	(1)	(3)

Net cash provided by (used in) financing activities	(136)	621	1,173

Net effect of exchange rate	(12)	(41)	(7)
Other changes (3)	16	(464)	(14)

Decrease (increase) in net debt	(588)	(762)	1,655

Net debt at the beginning of the period (1)	(3,211)	(3,799)	(4,561)

Net debt at the end of the period (1)	(3,799)	(4,561)	(2,906)

Cash paid for income taxes	154	70	75
Cash paid for net interest	165	172	251

(1)	Net debt includes short-term investments, cash and cash equivalents net of financial debt.
(2)	See Note 16.
(3)	Including in year ended 31 March 2003 reclassification of redeemable preference shares of a subsidiary and undated subordinated notes totalling €455 million as disclosed in Note 22(a).
(4)	The net proceeds of €1,454 million are made of:
–	Total selling price of €1,977 million including a total amount of €1,927 million for T&D Sector and Industrial Turbines businesses (see Note 3),
–	Consideration to be received for a total amount of €263 million of which €214 million are held in escrow at 31 March 2004,
–	Net cash sold to be reimbursed by the acquirers and selling costs of €260 million.

The consolidated statement of cash flows for the year-ended 31 March 2003 and 31 March 2004 presented above for US filing purposes has been adjusted compared to the consolidated statement of cash flows included in the Consolidated Financial Statements prepared in accordance with French GAAP as adopted by the Group’s shareholders on 2 July 2003 and published under French regulations for the year ended 31 March 2003 and as approved by the Group’s Board of Directors on 25 May 2004 for the year ended 31 March 2004. This adjustment is due to differences between French and US reporting rules. See Note 1(c) for further explanation.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of outstanding shares	Capital	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Shareholders’ Equity
	(in € million, except for number of shares)
At 1 April 2001	215,387,459	1,292	85	774	(61)	2,090
Changes in Cumulative Translation Adjustments	–	–	–	–	(80)	(80)
Net income (loss)	–	–	–	(139)	–	(139)
Dividend paid	–	–	–	(119)	–	(119)

At 31 March 2002	215,387,459	1,292	85	516	(141)	1,752

Capital increase	66,273,064	398	224	–	–	622
Changes in Cumulative Translation Adjustments	–	–	–	–	(179)	(179)
Net income (loss)	–	–	–	(1,488)		(1,488)
Dividend paid	–	–	–	–	–	–

At 31 March 2003	281,660,523	1,690	309	(972)	(320)	707

Capital increase	774,997,049	969	64	–	–	1,033
Capital decrease		(1,338)	(309)	1,647	–	–
Changes in Cumulative Translation Adjustments	–	–	–	–	77	77
Net income (loss)	–	–	–	(1,788)	–	(1,788)
Dividend paid	–	–	–	–	–	–

At 31 March 2004	1,056,657,572	1,321	64	(1,113)	(243)	29

In July 2002, an issue of shares was made and 66,273,064 shares having a par value of €6 were subscribed. Related costs net of tax of €15 million were charged against additional paid-in capital of €239 million.

The ALSTOM shareholders’ equity at 31 March 2003 constituted less than 50% of its share capital. Therefore, in accordance with article L. 225-248 of the French Code de commerce, the shareholders were requested, at the General Shareholders’ Meeting held on 2 July 2003, to decide not to liquidate the company. Further, it was decided at that General Shareholders’ Meeting, to reduce ALSTOM’s share capital, due to losses, from €1,689,963,138 to € 352,075,653. This reduction in the share capital was implemented through the reduction in the nominal value of ALSTOM ordinary shares from €6 per share to €1.25 per share.

Subsequently, in November 2003, an issue of shares was made and 239,933,033 shares with a par value of €1.25 were subscribed.

In December 2003, an issue of bonds reimbursable in shares “Obligations remboursables en actions” was made and 643,795,472 bonds having a par value of €1.25 were subscribed. At 31 March 2004, 535,064,016 bonds were converted into shares on the basis of one share for one bond. Related costs net of tax of €16 million were charged against additional paid-in capital of €80 million.

At 31 March 2004, the share capital amounted to €1,320,821,965 consisting of 1,056,657,572 shares with a nominal value of €1.25 per share. All shares are fully paid up.

At the Ordinary General Shareholders’ Meeting which is scheduled on first call on 30 June 2004 and if the quorum requirement is not met on that date will be held on 9 July 2004, the Board will propose that no dividend be paid.

The consolidated statement of changes in shareholders’ equity at 31 March 2003 and at 31 March 2004 presented above for US filing purposes has been adjusted compared to the consolidated statement of changes in shareholders’ equity included in the Consolidated Financial Statements prepared in accordance with French GAAP as adopted by the Group’s shareholders on 2 July 2003 and published under French regulations for the year ended 31 March 2003 and as approved by the Group’s Board of Directors on 25 May 2004 for the year ended 31 March 2004. This adjustment is due to differences between French and US reporting rules. See Note 1(c) for further explanation.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of business and basis of preparation

(a)    Description of business

ALSTOM (the “Group”) is a provider of energy and transport infrastructure. The energy market is served through activities in the fields of power generation, power conversion, and the transport market through rail and marine activities. A range of components, systems and services is offered by the Group covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(b)    Basis of preparation

The Consolidated Financial Statements for the year ended 31 March 2004 have been prepared on the basis of the accounting policies and methods of computation as set out in Note 2.

In preparing these Consolidated Financial Statements the Group has taken into account the matter set out hereafter :

•	The Financing Package negotiated in September 2003 resulted in a new set of financial covenants which are set out in Note 22. As at 31 March 2004, the Group would have failed to comply with those covenants related to “consolidated net worth” and “EBITDA”. Accordingly, the Group obtained agreement from its lenders to suspend the covenants it had previously negotiated until 30 September 2004.

•	The Group obtained bonding and guarantee facilities as a result of the Financing Package agreed in September 2003 of €3,500 million, of which 65% was guaranteed by the Republic of France. This facility was sufficient to meet approximately one year of orders and is now expected to be used during the summer 2004. The Group has entered into discussions with certain of its main banks to secure access to contract bonding and guarantee facilities.

•	The approval of the European Commission for the Financing Package announced on 22 September 2003 remains outstanding.

Having considered the matters set out above, the Group has concluded that the going concern principle is the appropriate basis of preparation for these Consolidated Financial Statements on the assumption that it will be able to:

•	Secure contract bonding and guarantee facilities to meet its normal business activity (see Note 27 (a)),

•	Successfully negotiate new covenants with its lenders (see Notes 22(a) and 29(e)),

•	Obtain all necessary approvals from the European Commission,

•	Generate operating income and cash flow sufficient to respect covenants or waivers being granted, thus ensuring continued availability of debt financing.

(c)    Comparability of the Consolidated Financial Statements included in the annual report on Form 20-F with the Consolidated Financial Statements adopted by the shareholders for the year ended 31 March 2003 and approved by the Board of Directors for the year ended 31 March 2004

The Consolidated Financial Statements for the year ended 31 March 2003 and related notes prepared in accordance with French GAAP and included herein differ in certain respects from the Consolidated Financial Statements and related notes approved by the shareholders in a general meeting on 2 July 2003. The principal difference was due to a substantial change in estimate identified by the management in August 2003 in relation to certain contracts in the Transport Sector. These changes of estimate reflected additional evidence obtained during reviews by management of estimated costs of the contracts at completion in late July 2003 with respect to conditions that existed at 31 March 2003.

Under French GAAP and in accordance with the Conseil National de la Comptabilité rules, previously reported balances were not modified for the consequences of such additional evidence and the Group’s Consolidated Financial Statements for the year ended 31 March 2003 were therefore not modified to reflect this additional evidence.

However, the Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2003 and included in this Annual Report on Form 20-F were modified as follows as a result of this additional evidence:

Consolidated Balance sheet

	31 March 2003 (As adopted at 2 July 2003 shareholders meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	(in € millions)
Deferred taxes	1,831	35	1,866
Trade receivables, net	4,855	(25)	4,830
Other assets	18,121	–	18,121

Total assets	24,807	10	24,817

Shareholders’ equity	758	(51)	707
Provisions for risks and charges	3,698	40	3,738
Accrued contract costs and other payables	4,746	21	4,767
Other liabilities	15,605	–	15,605

Total liabilities	24,807	10	24,817

Consolidated Income Statement

	31 March 2003 (As adopted at 2 July 2003 shareholders meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	(in € millions)
SALES	21,351	–	21,351
Cost of sales	(19,187)	(94)	(19,281)
Other operating expenses	(2,671)	–	(2,671)
OPERATING INCOME (LOSS)	(507)	(94)	(601)

Other income (expenses), net and intangible assets amortisation	(622)	–	(622)
EARNINGS BEFORE INTEREST AND TAX	(1,129)	(94)	(1,223)

Financial income (expense), net	(270)	–	(270)
PRE-TAX INCOME (LOSS)	(1,399)	(94)	(1,493)

Income tax (charge) credit	263	38	301
Other items	(296)	–	(296)

NET INCOME (LOSS)	(1,432)	(56)	(1,488)

Earnings (loss) per share in Euro
Basic	(5.4)	(0.2)	(5.6)
Diluted	(5.4)	(0.2)	(5.6)

Consolidated Cash Flow Statement

	31 March 2003 (As adopted at 2 July 2003 shareholders meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	(in € millions)
Net income (loss)	(1,432)	(56)	(1,488)
Items reconciling the net income (loss) and the net income (loss) after elimination of non cash items	345	(38)	307
Net income (loss) after elimination of non cash items	(1,087)	(94)	(1,181)
Changes in net working capital	550	94	644

Net cash provided by (used in) operating activities	(537)	–	(537)

Net cash provided by (used in) investing activities	(341)	–	(341)

Net cash provided by (used in) financing activities	621	–	621

Net effect of exchange rates and other changes	(505)	–	(505)

Decrease (increase) in net debt	(762)	–	(762)

Net debt at the beginning of the period	(3,799)	–	(3,799)

Net debt at the end of the period	(4,561)	–	(4,561)

Consolidated Statement of Changes in Shareholders’s Equity

	31 March 2003 (As adopted at 2 July 2003 shareholders meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	(in € millions)
Capital	1,690	–	1,690
Additional paid-in capital	309	–	309
Retained earnings	(916)	(56)	(972)
Cumulative translation adjustment	(325)	5	(320)

Shareholders’ equity	758	(51)	707

Sector Data—Transport

	31 March 2003 (As adopted at 2 July 2003 shareholders meeting)	Adjustment for 20-F purposes	31 March 2003 (As reported for 20-F purposes)
	(in € millions)
Operating income (loss)	(24)	(94)	(118)
EBIT	(113)	(94)	(207)
Capital employed	738	(86)	652

Consolidated Financial Statements prepared in accordance with French GAAP for the year ended 31 March 2004 as approved by the Group’s Board of Directors on 25 May 2004 and to be presented for adoption to the General Shareholders’ Meeting to be held on second call on 9 July 2004 include the effect of the changes in estimate of cost to complete certain contracts in the Transport Sector.

Consequently, for the purpose of the Annual Report on Form 20-F as of 31 March 2004, the Consolidated Financial Statements prepared in accordance with French GAAP were modified as follows to reflect the fact that these changes in estimates of costs to complete had already been recognized in the Consolidated Financial Statements prepared in accordance with French GAAP included in this Annual Report on Form 20-F for the year-ended 31 March 2003.

Consolidated Income Statement

	31 March 2004 (As approved by the Board of Directors on 25 May 2004)	Adjustment for 20-F purposes	31 March 2004 (As reported for 20-F purposes)
	(in € millions)
SALES	16,688	–	16,688
Cost of sales	(14,304)	80	(14,224)
Other operating expenses	(2,084)	–	(2,084)
OPERATING INCOME (LOSS)	300	80	380

Other income (expenses), net and intangible assets amortisation	(1,171)	–	(1,171)
EARNINGS BEFORE INTEREST AND TAX	(871)	80	(791)

Financial income (expense), net	(460)	–	(460)
PRE-TAX INCOME (LOSS)	(1,331)	80	(1,251)

Income tax (charge) credit	(251)	(32)	(283)
Other items	(254)	–	(254)

NET INCOME (LOSS)	(1,836)	48	(1,788)

Earnings (loss) per share in Euro
Basic	(4,1)	0,1	(4,0)
Diluted	(4,1)	0,1	(4,0)

Consolidated Cash Flow Statement

	31 March 2004 (As approved by the Board of Directors on 25 May 2004)	Adjustment for 20-F purposes	31 March 2004 (As reported for 20-F purposes)
	(in € millions)
Net income (loss)	(1,836)	48	(1,788)
Items reconciling the net income (loss) and the net income (loss) after elimination of non cash items	783	32	815
Net income (loss) after elimination of non cash items	(1,053)	80	(973)
Changes in net working capital	(5)	(80)	(85)

Net cash provided by (used in) operating activities	(1,058)	–	(1,058)

Net cash provided by (used in) investing activities	1,561	–	1,561

Net cash provided by (used in) financing activities	1,173	–	1,173

Net effect of exchange rates and other changes	(21)	–	(21)

Decrease (increase) in net debt	1,655	–	1,655

Net debt at the beginning of the period	(4,561)	–	(4,561)

Net debt at the end of the period	(2,906)	–	(2,906)

Sector Data—Transport

	31 March 2004 (As approved by the Board of Directors on 25 May 2004)	Adjustment for 20-F purposes	31 March 2004 (As reported for 20-F purposes)
	(in € millions)
Operating income (loss)	64	80	144
EBIT	(189)	80	(109)

Note 2 – Summary of accounting policies

The Consolidated Financial Statements of the Group are prepared in accordance with Accounting Principles and Règlements 99-02 & 00-06 of the Comité de Réglementation Comptable (Generally Accepted Accounting Principles in France). Benchmark treatments are generally used. Capital lease arrangements and long term rentals are not capitalised, see Note 27(b).

(a)    Consolidation methods

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

(b)    Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews estimates on an ongoing basis using currently available information on a contract by contract basis. Costs to date are considered, as are estimated costs, to complete and estimate future costs of warranty obligations. Estimates of future costs reflect management’s current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Changes in facts and circumstances may result in actual financial consequences different from the estimates.

(c)    Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured products, is recognised upon transfer of title, including the risks and rewards of ownership, which generally occurs on delivery to the customer.

Revenue on construction type contracts of more than one year, long-term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the “contract milestones” or costs incurred to date compared to estimated total costs.

Claims are recognised as revenue when it is probable that the claim will result in additional revenue and the amount can be reasonably estimated, which generally occurs upon agreement by the customer. Government subsidies relating to the Marine sector are added to the related contract value and are recognised as revenue using the percentage of completion method.

For long-term service contracts, revenues are recognised as delivery occurs or as services are performed over the term of the contract, using estimated contract profit margins.

Total estimated costs at completion include direct (such as material and labour) and indirect contract costs incurred to date as well as estimated similar costs to complete, including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are recorded as incurred. As a result of contract review, accruals for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item “Cost of sales” in the Consolidated Income Statement. Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in “Cost of Sales” as soon as they occur.

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

(d)    Translation of financial statements denominated in foreign currencies

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

(e)    Foreign currency transaction

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

(f)    Financial instruments

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

The Group enters into forward foreign exchange contracts to hedge foreign currency transactions. Realised and unrealised gains and losses on these instruments are recorded against the related hedged asset or liability.

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

In addition, the Group may enter into derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case-by-case basis and is subject to approval by the management.

(g)    Goodwill

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

(h)    Other intangible assets

The Group recognises other intangible assets such as technology, licensing agreements, installed bases of customers, etc. These acquired intangible assets are amortised on the straight-line basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(i)    Property, plant and equipment

Property, plant and equipment are recorded at historical cost to the Group. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated useful life in years
Buildings	25
Machinery and equipment	10
Tools, furniture, fixtures and others	3-7

Assets financed through capital lease are not capitalised (see Note 27 (b)).

(j)    Other investments

Other investments are recorded at the lower historical cost or net realisable value, assessed on an individual investment basis. The net realisable value is calculated using the following parameters: equity value, profitability and expected cash flow from the investment.

(k)    Other fixed assets

Other fixed assets are recorded at the lower of historical cost or net realisable value, assessed on an individual investment basis.

(l)    Inventories and contracts in progress

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

(m)    Short-term investments

Short-term investments include debt and equity securities and deposits with an initial maturity greater than three months but available for sale. Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(n)    Cash and cash equivalents

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

(p)    Customer deposits and advances

Customer deposits and advances are shown net, and represent amounts received from customers in advance of work being undertaken on their behalf. Where trading has taken place under the long-term contract trading rules, but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer deposits and advances is still outstanding and where work is undertaken on behalf of customers before sale, the related customer advance, termed a progress payment, is deducted from Inventories and contracts in progress on a contract-by-contract basis.

(q)    Provisions for risks and charges

A provision is recognised when:

•	the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event;

•	it is probable that an outflow of economic resources will be required to settle the obligation; and

•	such outflow can be reliably estimated.

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

(r)    Impairment

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

(s)    Stock options

Stock options are not recorded by the Group at the date of grant. However, upon exercise of stock options, the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(t)    Research and development

Internally generated research and development costs are expensed as incurred.

(u)    Employee benefits

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

(v)    Restructuring

Restructuring costs are accrued when management announces the reduction or closure of facilities, or a program to reduce the workforce and when related costs are precisely determined. Such costs include employees’ severance and termination benefits, estimated facility closing costs and write-off of assets.

(w)    Financial income (expense)

Financial income (expense) is principally comprised of interest payable on borrowings, interest receivable on funds invested, foreign exchange gains and losses as well as gains and losses on hedging instruments, fees paid for putting in place guarantees, syndicated loans and other financing facilities, depreciation of financial assets and investments.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset. Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(x)    Earnings per share

Basic earnings per share are computed by dividing the annual net income (loss) by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss) by the weighted average number of shares outstanding plus the effect of any dilutive instruments.

For the diluted earnings per share calculation, net income (loss) is not adjusted as the Group is loss making.

y)    Exchange rates used for the translation of main currencies

	2002		2003		2004
€ for 1 monetary unit	Average	Closing	Average	Closing	Average	Closing
British pound	1.627372	1.631321	1.549571	1.450116	1.444363	1.501727
Swiss franc	0.670010	0.681663	0.682536	0.677323	0.646074	0.641272
US dollar	1.136956	1.146263	0.997990	0.917852	0.849427	0.818063
Canadian dollar	0.725494	0.718236	0.646284	0.623558	0.628913	0.625821
Australian dollar	0.582556	0.610426	0.563472	0.553220	0.591628	0.622975

Note 3 – Changes in consolidated companies

The main changes in the consolidated companies during the year ended 31 March 2004 are as follows:

(1)    Disposal of Industrial Turbines Businesses

In April 2003, the Group signed binding agreements to sell its small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The first transaction covered the small gas turbines business, and the second transaction covered medium-sized gas turbines and industrial steam turbines businesses.

In April 2003, the closing of the sale of the small gas turbines business occurred. In August 2003, completion of the major part of the disposal of the medium gas turbines and industrial steam turbines businesses (excluding US businesses) occurred following approval from both the European Commission and US merger control authorities.

These businesses have ceased to be consolidated from their respective dates of disposal.

On 15 April 2004, the disposal of the US businesses was completed with effect from 1 April 2004 (see Note 31). This business will be de-consolidated from 1 April 2004.

Total selling price is €970 million of which €125 million is held in escrow at 31 March 2004.

(2)    Disposal of Transmission & Distribution Sector (Excluding the Power Conversion Business)

In early January 2004, the Group disposed of the T&D Sector excluding the Power Conversion business, which is being retained.

Total selling price is €957 million (subject to closing price adjustments) of which €89 million is held in escrow at 31 March 2004.

As a result, the T&D Sector ceased to be consolidated with effect from 31 December 2003.

Alstom continues to own and therefore to consolidate certain former T&D businesses insignificant to the Group which are expected to be transferred to Areva, subject to local regulatory approvals.

Note 4 – Other income (expense), net

	Year ended 31 March
	2002	2003	2004
	(in € million)
Net gain on disposal of fixed assets	11	29	13
Net gain (loss) on disposal of investments (1)	107	(35)	(24)
Restructuring costs (2)	(227)	(268)	(655)
Employees’ profit sharing	(5)	(18)	(16)
Pension costs (3)	(139)	(214)	(263)
Others, net (4)	(137)	(49)	(166)

Other income (expense), net	(390)	(555)	(1,111)

(1)	In the year ended 31 March 2002, it reflects:
–	the net gains on the disposal of the Contracting Sector of €106 million and GTRM of €43 million
–	the net loss on disposal of the Waste to Energy business of €(42) million.
In the year ended 31 March 2003 it mainly reflects the net losses on disposal of South Africa operations and Alstom Power Insurance Ltd.
In the year ended 31 March 2004 it mainly corresponds to:
–	the net loss of €10 million on the disposal of the Industrial Turbine businesses (see Note 3). The Group has disposed of its Industrial Turbines businesses in a two-part transaction with effect from, respectively, 30 April 2003 and 31 July 2003. As a result, the consolidation packages prepared for each unit disposed of for the last month of activity prior to sale were prepared under the control of the acquirer. The Group made certain adjustments to the consolidation packages received to ensure conformity with Group accounting principles and judgements, consistently applied. These adjustments resulted in no impact on Earnings Before Interest and Taxation and Net income, but did result in a reclassification reducing the gain on disposal included within other income (expense), net and increasing operating income by €67 million;
–	the net gain of €4 million on the disposal of the T&D sector excluding the Power Conversion business (See Note 3). Certain restructuring costs in T&D totaling €62 million accruals recorded prior to disposal but not impacting cash and wholly for the benefit of the acquirer are shown as part of the Net gain (loss) on disposal of investments;
–	the net loss of €10 million on the disposal of the Group’s 40% shareholding in the Chinese entity “FIGLEC” (see Note 10); and
–	other net losses of €8 million on various disposal of non-significant consolidated companies.
(2)	In the year ended 31 March 2004, it corresponds to additional plans accrued for a net amount of €628 million relating to the downsizing of activities including closure of plants or activities and reduction in employees in all sectors except Marine and €27 million of write-off of assets.
(3)	See Note 21 “Retirement, termination and post-retirement benefits”.
(4)	In the year ended 31 March 2002, in addition to other non-operating costs it mainly includes €90 million for additional Marine vendor finance provisioning.
In the year ended 31 March 2003, in addition to other non-operating costs it mainly include €15 million of costs related to past acquisition and disposal of activities.
In the year ended 31 March 2004, in addition to other non-operating costs it mainly includes costs related to past acquisitions and disposal of activities of €59 million, costs of existing or reorganising activities not qualifying as restructuring costs of €34 million, and €10 million of costs related to the capital increase.

Note 5 – Financial income (expense)

	Year ended 31 March
	2002	2003	2004
	(in € million)
Net interest income (expense)	(163)	(182)	(247)
Securitisation expenses	(87)	(82)	(24)
Foreign currency gain (loss) (1)	(3)	55	(19)
Other financial income (expense) (2)	(41)	(61)	(170)

Financial income (expense)	(294)	(270)	(460)

(1)	The foreign currency gain in the year ended 31 March 2003 mainly results from the unwinding of forward sale contracts of US dollars against euros following a reassessment of the financing structure in the USA.
(2)	Other financial income (expenses), net include fees paid on guarantees, syndicated loans and other financing facilities of €22 million, €41 million and €125 million for the years ended 31 March 2002, 2003 and 2004, respectively.

Note 6 – Income tax

(a)    Analysis by nature and geographic origin

	Year ended 31 March
	2002	2003	2004
	(in € million)
France	(3)	(3)	(7)
Foreign	(94)	(150)	(95)

Current income tax	(97)	(153)	(102)

France	114	8	14
Foreign (1)	(27)	446	(195)

Deferred income tax (1)	87	454	(181)

Income tax (charge) credit (1)	(10)	301	(283)

(1)	See Note 1(c).

(b)    Effective income tax rate

	Year ended 31 March
	2002	2003	2004
	(in € million)
France	(128)	(218)	(796)
Foreign (1)	321	(1,275)	(455)

Pre-tax income (loss) (1)	193	(1,493)	(1,251)

Statutory income tax rate of the parent company	35.43%	35.43%	35.43%
Expected tax (charge ) credit (1)	(68)	529	443
Impact of:
– difference in rate of taxation (1)	4	(105)	2
– reduced taxation of capital gain (non-recognised losses on disposals)	39	36	(172)
– recognition (non-recognition) of deferred tax assets	(20)	(76)	(377)
– net change in estimate of tax liabilities	37	35	(43)
– intangible assets amortisation	(23)	(22)	(21)
– other permanent differences	21	(96)	(115)

Income tax (charge) credit	(10)	301	(283)

Effective tax rate	5.2%	–	–

(1)	See Note 1(c).

In the year ended 31 March 2002, the effective tax rate was principally affected by the reduced tax rate on capital gains.

In the year ended 31 March 2003 the effective tax rate was principally affected by the non-recognition of deferred tax assets and the lower rate of Taxation in Switzerland.

In the year ended 31 March 2004, the effective tax rate is principally affected by the non-recognition of deferred tax assets and the taxation of disposals.

The Group consolidates most of its country operations for tax purposes, including in France, the United Kingdom, the United States, and Germany. At 31 March 2004 there were tax losses, principally relating to France, Germany, Italy, Switzerland, the United Kingdom and the United States, which aggregated €4,482 million.

Furthermore, the changes in industrial activity and shareholding that the Group is undergoing may in some jurisdictions cause certain deferred tax assets on loss carryforward to be examined under anti-abuse legislation relating to change. The Group is aware of this possibility but does not currently believe that any material impact on the Consolidated Financial Statements would arise.

The tax loss carryforward by maturity is as follows

	At 31 March 2003	At 31 March 2004
	(In € million)
Expiring within 1 year	221	20
2 years	66	15
3 years	157	75
4 years	507	80
5 years and more	2,873	1,999
Not subject to expiration	1,501	2,293

Total	5,325	4,482

On the part of the € 4,482 million that led to recognition of net deferred tax assets, € 22 million of losses expire within five years.

The losses incurred over the last two years have led to a detailed review by jurisdiction of deferred tax assets. This review took into account current and past performance, length of carry back, carry forward and expiry periods, existing contracts in the order book, budget and three-year plan. This review led to valuation allowance on deferred tax assets of € 730 million at 31 March 2004. Most of the deferred tax assets currently subject to valuation allowance remain available to be utilised in the future.

(c) The deferred tax assets and liabilities are made up as follows :

	At 31 March
	2002	2003	2004
	(in € million)
Accelerated depreciation	54	48	54
Intangible assets	188	245	337
Profit sharing, annual leave and pension accrual not yet deductible	137	113	89
Provisions and other expenses not currently deductible	629	570	512
Contract provisions taxed in advance	91	110	38
Tax loss carryforwards	1,294	1,755	1,510
Others	21	149	161

Gross Deferred tax assets	2,414	2,990	2,701

Valuation allowance	(270)	(365)	(730)

Netting by tax grouping or by legal entity	(658)	(759)	(410)

Deferred tax assets (1)	1,486	1,866	1,561

Accelerated depreciation for tax purposes	(88)	(81)	(63)
Contract revenues not currently taxable	(209)	(255)	(132)
Losses on intercompany transfers	(44)	(34)	(4)
Deferred income related to leasing transactions	(32)	(60)	(67)
Inventory valuation methods	(69)	(49)	(22)
Pensions and other adjustments not currently taxable	(76)	(91)	(57)
Provisions and other expenses deducted in advance	(187)	(226)	(95)

Gross Deferred tax liabilities	(705)	(796)	(440)

Netting by tax grouping or by legal entity	658	759	410

Deferred tax liabilities	(47)	(37)	(30)

(1)	See Note 1(c).

The Group is satisfied as to the recoverability of the deferred tax assets, net at 31 March 2004 of €1,531 million, on the basis of an extrapolation of the three year business plan, approved by the Board of Directors, which shows a capacity to generate a sufficient level of taxable profits to recover its net tax loss carry forward and other net assets generated through timing differences over a period of four to twelve years, this reflecting the long term nature of the Group’s operations.

Note 7 – Goodwill, net

	Net value at 31 March 2002 (1)	Net value at 31 March 2003 (1)	Acquisitions/ Disposals	Amortisation	Translation Adjustments and other changes	Net value at 31 March 2004
	(In € million)
Power Environment (a)	790	755	–	(45)	–	710
Power Turbo Systems (a)	121	115	–	(7)	(1)	107
Power Service (a) & (2)	2,268	2,166	(47)	(128)	–	1,991
Transport (b)	449	558	7	(38)	3	530
Marine	2	2	–	–	–	2
Power Industrial Turbines (a) & (2)	345	329	(324)	(5)	–	–
Transmission & Distribution (3)	564	515	(394)	(26)	(95)	–
Power conversion (3)	–	–	(1)	(7)	87	79
Other (c)	73	–	–	–	5	5

Goodwill, net	4,612	4,440	(759)	(256)	(1)	3,424

(1)	From 1 April 2003, the former Power Sector was reorganised into three new sectors, Power Turbo-Systems, Power Service and Power Environment (See Note 26). Consequently, the Goodwill, net, allocated to the former Sector is now presented to reflect the current reporting structure.
(2)	In April 2003, the Group announced the completion of the disposal of its small gas turbine business and, on 1 August 2003, the completion of the disposal of the medium gas turbines and industrial steam turbines business was announced, both to Siemens. The related Service activities were sold in the same transactions. The result of these transactions is a decrease of Goodwill of €371 million (See Note 3).
(3)	In January 2004, the Group announced the completion of the disposal of the majority of its T&D Sector (excluding Power conversion business). As a result, Power conversion goodwill, included in T&D Sector in March 2002 and 2003, has been presented in a separate line. Goodwill relating to the T&D activities not de-consolidated at 31 March 2004 is shown in the line “other” (See Note 3).

The gross value of goodwill was €5,452 million, €5,449 million and €4,420 million at 31 March 2002, 2003 and 2004 respectively.

(a) Power Turbo Systems, Power Environment and Power Service (ex Power Sector)

The goodwill of Power Turbo Systems, Power Environment and Power Service arose from the acquisition of ABB ALSTOM Power in a two step process in 1999 and 2000.

The aggregate amount of goodwill recorded in connection with the acquisition of ALSTOM Power in the June 1999 and May 2000 transactions was €3,953 million.

(b) Transport

In October 2000, the Group purchased 51% of Fiat Ferroviaria SPA now renamed ALSTOM Ferroviaria SPA for €149 million. Goodwill arising on that acquisition is €109 million.

In April 2002, a put option requiring the Group to purchase the remaining 49% of the capital was exercised by Fiat Spa for an amount of €154 million. The resulting goodwill increase amounts to €158 million.

(c) Other

At 31 March 2003, other goodwill, which substantially reflected the acquisition costs of the Group’s international network activity, was re-allocated to the sectors which the Network serves.

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

The valuation in use was determined primarily by focusing on the discounted cash flow methodology which captured the potential of the asset base to generate future profits and cash flow and was based on the following factors:

•	The Group’s internal three year Business Plan prepared as part of its annual budget exercise at sector level and reviewed by external experts.

•	Extrapolation of the three year Business Plan over 10 years.

•	Terminal value at the end of the ten year period representing approximately 45% of total enterprise value.

•	The Group’s Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The valuation supported the Group’s opinion that its goodwill and other intangible assets were not impaired on a reporting unit basis.

Note 8 – Other intangible assets, net

	At 31 March 2002	At 31 March 2003	Acquisitions/ Amortisation	Disposals	Translation adjustments and other changes	At 31 March 2004
	(in € million)
Gross value	1,289	1,354	16	(193)	(5)	1,172
Amortisation	(119)	(186)	(60)	30	–	(216)

Other intangible assets, net	1,170	1,168	(44)	(163)	(5)	956

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB’s 50% shareholding in Power. It includes technology, an installed base of customers and licensing agreements. Additions in the year end 31 March 2003 and 2004 reflect payments under a technology sharing agreement signed during the year ended 31 March 2002.

The decrease of €163 million results from the disposal of the small and medium gas turbine business and the industrial steam turbine business (see Note 3).

Note 9 – Property, plant and equipment, net

	At 31 March 2002	At 31 March 2003	Acquisitions/ Depreciation	Disposals	Changes in scope of consolidation	Translation adjustments and other changes	At 31 March 2004
	(in € million)
Land	390	286	28	(122)	(37)	(3)	152
Buildings	1,661	1,505	43	(209)	(251)	25	1,113
Machinery and Equipment	3,516	3,174	123	(296)	(759)	78	2,320
Tools, furniture, fixtures and others	1,009	947	76	(89)	(201)	(175)	558

Gross value	6,576	5,912	270	(716)	(1,248)	(75)	4,143

Land	(23)	(8)	(2)	1	1	2	(6)
Buildings	(667)	(638)	(77)	98	150	(24)	(491)
Machinery and Equipment	(2,541)	(2,415)	(199)	267	603	27	(1,717)
Tools, furniture, fixtures and others	(557)	(520)	(68)	62	143	23	(360)

Accumulated depreciation	(3,788)	(3,581)	(346)	428	897	28	(2,574)

Land	367	278	26	(121)	(36)	(1)	146
Buildings	994	867	(34)	(111)	(101)	1	622
Machinery and Equipment	975	759	(76)	(29)	(156)	105	603
Tools, furniture, fixtures and others	452	427	8	(27)	(58)	(152)	198

Net value	2,788	2,331	(76)	(288)	(351)	(47)	1,569

Assets financed through capital leases are not capitalised (see Note 27 (b)).

Note 10 – Equity method investments and other investments, net

Investments in which the Group has direct or indirect control of more than 50% of the outstanding voting shares or over which it exercises effective control, are fully consolidated. Only investments in which the Group has an equity interest of 20% to 50% and over which it exercises significant influence are accounted for under the equity method.

(a)    Equity method investments

	At 31 March			% Interest	Share in Net income
	2002	2003	2004
	(in € million)
Guangxi Laibin Electric Power Co Ltd “Figlec”	65	59	–	–	–
Termoeléctrica del Golfo and Termoeléctrica Peñoles	72	87	66	49.5	–
ALSTOM S.A. de C.V., Mexico	10	8	8	49.0	2
Others	15	8	10		(2)

Total	162	162	84		–

During the year ended 31 March 2004, the Group sold to a third party its shareholding of 40% of the registered capital of a Chinese entity “Figlec”, a company which operates a thermal Power Plant at Laibin, China.

(b)    Other investments, net

	At 31 March					% Interest 2004
	2002	2003	2004
	Net	Net	Gross	Provision	Net
	(in € million)
Ballard	40	22	29	(2)	27	2.37%
A-Train AB & A-Train Invest AB (1)	11	5	–	–	–	–
La Maquinista Vila Global	28	–	–	–	–	–
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	16	20	20	(5)	15	13.60%
Tramvia Metropolita SA	7	8	8	–	8	25.35%
Tramvia Metropolita del Besos	–	8	8	–	8	25.35%
Others (2)	37	20	39	(21)	18

Total	139	83	104	(28)	76

(1)	A-Train AB & A-Train Invest AB were sold in January 2004.

(2)	No other investments’ net value exceeds €5 million.

Information on the other main investments at 31 March 2004 is based on the most recent financial statements available and is the following:

	Net income	Share in Net Equity
	(in € million)
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS	119	43
Tramvia Metropolita SA	–	8
Tramvia Metropolita del Besos (Trambesos)	–	8

Note 11 – Other fixed assets, net

	At 31 March
	2002	2003	2004
	(in € million)
Long term loans, deposits and retentions	778	814	798
Prepaid assets – pensions (see Note 21)	469	397	357
Others	79	83	62

Other fixed assets, net (1)	1,326	1,294	1,217

(1)	Includes loans and cash deposits in respect of Marine vendor financing (See Note 27(a)(2)) for total amounts of €561 million, €510 million and €329 million at 31 March 2002, 2003 and 2004, respectively. At 31 March 2004, it also includes €125 million held in escrow following the disposal of the small and medium gas turbine businesses and the industrial steam turbines business.

Note 12 – Inventories and contracts in progress, net

	At 31 March
	2002	2003	2004
	(in € million)
Raw materials and supplies	1,586	1,485	1,094
Work and contracts in progress	6,929	5,198	3,363
Finished products	361	276	63

Inventories, and contracts in progress, gross	8,876	6,959	4,520
Less valuation allowance	(323)	(301)	(241)

Inventories, and contracts in progress, net of valuation allowances	8,553	6,658	4,279
Less related customers’ deposits and advances	(2,960)	(2,050)	(1,392)

Inventories, and contracts in progress, net of valuation allowances and related customers’ deposits and advances	5,593	4,608	2,887

Note 13 – Trade receivables, net

	At 31 March
	2002	2003	2004
	(in € million)
Trade receivables on contracts	10,376	10,941	7,499
Other trade receivables	1,469	1,142	692

Trade receivables, gross (1)	11,845	12,083	8,191
Less valuation allowance (2)	(137)	(155)	(113)

Trade receivables, net of valuation allowances	11,708	11,928	8,078
Less related customers’ deposits and advances	(6,978)	(7,098)	(4,616)

Trade receivables, net of valuation allowances and related customers’ deposits and advances (2)	4,730	4,830	3,462

(1)	After sale of trade receivables (see Note 14).
(2)	See Note 1(c).

Note 14 – Sale of trade receivables

The following table shows net proceeds from sale of trade receivables:

	At 31 March
	2002	2003	2004
	(in € million)
Trade receivables sold	1,388	357	94
Retained interests (Note 15)	(352)	–	–

Net cash proceeds from sale of trade receivables	1,036	357	94

During the year ended 31 March 2002, the Group sold trade receivables which it irrevocably and without recourse transferred eligible receivables to third parties. Under the terms of certain of these agreements, certain receivables are pledged as credit enhancement. The retained interest in these pledged receivables remains on the consolidated balance sheet as other receivables. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

During the years ended 31 March 2003 and 2004, the Group sold, irrevocably and without recourse, trade receivables to third parties. The Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

Note 15 – Other accounts receivables, net

	At 31 March
	2002	2003	2004
	(in € million)
Advances paid to suppliers	1,192	758	528
Amounts due on local part of contracts	241	248	111
Income tax and other government receivables	519	496	450
Prepaid expenses	446	262	200
Retained interests in receivables (Note 14)	352	–	–
Others (1)	554	501	733

Other accounts receivables, net	3,304	2,265	2,022

(1)	The variation between fiscal year 2003 and 2004 is mainly due to the receivables held at 31 March 2004 following the disposal of the T&D Sector to Areva.

Note 16 – Changes in net working capital

	At 31 March 2003	Cash flow	Translation adjustments	Changes in scope and others	At 31 March 2004
	(in € million)
Inventories and contract in progress, net	4,608	(389)	(99)	(1,233)	2,887
Trade and other receivables, net (1) (2)	7,452	(747)	(142)	(985)	5,578
Sale of trade receivables, net	(357)	267	–	(4)	(94)
Contract related provisions (2)	(3,304)	332	106	163	(2,703)
Other provisions	(296)	(113)	–	8	(401)
Restructuring provisions	(138)	(271)	(1)	25	(385)
Customers’ deposits and advances	(3,541)	1	84	742	(2,714)
Trade and other payables (2)	(9,396)	1,005	175	1,188	(7,028)

Net working capital (2)	(4,972)	85	123	(96)	(4,860)

(1)	Before impact of net proceeds from sale of trade receivables.
(2)	See Note 1(c).

Note 17 – Short-term investments

	Carrying Value	Within 1 year	1 to 5 years	Over 5 years
	(in € million)
At 31 March 2002
Equity securities	31	–	–	31
Deposits	121	117	4	–
Bonds and other debt securities	179	18	160	1

Total	331	135	164	32

At 31 March 2003
Government debt securities	4	1	3	–
Deposits	53	53	–	–
Bonds and other debt securities	85	36	43	6

Total	142	90	46	6

At 31 March 2004
Bonds and other debt securities	39	35	4	–

Total	39	35	4	–

The aggregate fair value is €333 million, €143 million and €39 million at 31 March 2002, 2003 and 2004, respectively.

Note 18 – Cash and cash equivalents

Cash and cash equivalents include cash at banks and cash on hand of € 1,413 million, €897 million and €735 million at 31 March 2002, 2003 and 2004, respectively, and highly liquid investments of €492 million, €731 million and €692 million at 31 March 2002, 2003 and 2004, respectively.

Note 19 – Minority interests

	At 31 March
	2002	2003	2004
	(in € million)
Balance beginning of year	102	91	95
Share of net income	23	15	(2)
Translation adjustment	(1)	(15)	(4)
Dividend paid	(21)	(1)	(3)
Change in scope and other changes	(12)	5	(18)

Balance end of year	91	95	68

Note 20 – Provisions for risks and charges

	At 31 March 2002	At 31 March 2003	Additions	Releases	Applied	Translation adjustments and other changes*	At 31 March 2004
	(in € million)
Warranties	1,618	815	456	(138)	(225)	(101)	807
Penalties and claims	774	1,766	175	(109)	(631)	(123)	1,078
Contract loss accruals (1)	490	452	214	(27)	(328)	(7)	304
Other risks on contracts	333	271	384	(42)	(61)	(38)	514
Provisions on contracts (1)	3,215	3,304	1,229	(316)	(1,245)	(269)	2,703
Restructuring	178	138	645	(17)	(357)	(24)	385
Other provisions	456	296	203	(47)	(43)	(8)	401

Total (1)	3,849	3,738	2,077	(380)	(1,645)	(301)	3,489

*	Including € (105) million of translation effects. (1)
(1)	See Note 1(c).

Provisions on contracts

GT24/GT26 heavy duty gas turbines

In July 2000, the Group announced that it had experienced significant technical difficulties in the introduction of the new GT24/GT26 heavy duty gas turbines which are at the top end of the extensive range of gas turbines. They are among the largest individual products the Group sells and are typically sold as part of a larger power project involving other Power products. The GT24/GT26 turbines are based upon technology developed by ABB which initiated the development and marketing of the GT24/GT26 turbines in 1995, and also entered into contracts for sales of these turbines. These turbines were based on an advanced and novel design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of significant technical problems were identified affecting all the turbines.

In response, the Group set in motion high-priority initiatives to design and implement modifications across the fleet. The first step of these initiatives was to de-rate the units so that they could operate in commercial service with lower efficiency and output, while the Group developed the technical solutions to allow full rating operation. The Group also embarked on a comprehensive programme to discuss and resolve any contractual issues with customers. Commercial settlements with customers were negotiated to deal with the consequences of the de-rating. Typically, what was proposed was a Performance Recovery Period of around 2-3 years, prior to implementing the life-time and performance upgrades, that the Group calls a “recovery package”. This deferred the timing of the date at which provisional acceptance was achieved and related contractual remedies, including liquidated damages, apply. During that period, varying solutions were applied depending on the situation, however in general the Group replaced short-life components at its cost and agreed on contractual amendments, including revised financial conditions, with each customer.

By March 2003, the commercial situation with respect to the GT24/GT26 gas turbines became clearer. The Group reached commercial settlements on 61 of the 80 units and of these settlements 24 were unconditional, that is to say the contracts were in the normal warranty period, and there was no obligation to upgrade or pay further penalties. Under the other settlements, the Group committed to make additional upgrade improvements, either in respect of performance or the life of key components and was required to pay liquidated damages if the modified gas turbines did not meet performance criteria or if the Group did not respect the agreed time delays for the implementation of the modifications. As concerns the remaining 19 units for which no settlements had been reached, 7 were subject to litigation, and negotiations were ongoing or not yet started for the remainder. The orders in hand included €558 million, at 31 March 2003, in respect of a GT26 suspended contract for four units on which the customer had an option for termination. As this contract has since been terminated, the orders in hand were adjusted accordingly during the year ended 31 March 2004.

Notwithstanding the progress achieved since November 2002, the Group experienced unexpected set backs and delays in validating and testing several important components of the recovery package, notably the GT24 compressor upgrade and the ‘full-lifetime’ blades. These delays resulted in being unable to respect the duration of the recovery periods agreed with some of its customers under applicable agreements, including under conditional settlement agreements, prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components. In the current state of the energy wholesale markets, customers do not have the incentive to accept these machines. These delays therefore mean significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking penalties and liquidated damages. The Group also incurred additional costs because it has been forced to shut down the machines more frequently to replace short life components at its own expense. The Group’s previously expected targets were therefore not achievable.

As a consequence, the Group revised its analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which it estimated at €1,655 million net at 31 March 2003.

As of 31 March 2004, the 73 machines in service had accumulated over 900,000 operating hours at high reliability levels.

The commercial situation with respect to the remaining 76 GT24/GT26 gas turbines initially sold continues to improve at 31 March 2004: 73 units are in commercial operation, 2 are in commissioning, 1 is in construction. Under agreements covering 22 of the units, the Group is committed to or otherwise has the opportunity to make upgrade improvements within agreed time periods. The other units which are in commercial operation, are either in normal warranty or have had those warranty periods expire. All of the cases of client litigation which affected 7 units as of March 2003 are now resolved via satisfactory commercial settlements. There are commercial disputes involving contractual arbitration with respect to two projects for which the customers have accepted the turbines, but allege that contractual penalties are due in amounts contested by the Group.

At 31 March 2002, €1,489 million of provisions and accrued contract costs were retained in respect of these turbines after having recorded €1,075 million during the year.

The Group recorded an additional €1,637 million of provisions and accrued contract costs related to these turbines in the year ended March 2003, including €83 million recorded in the Customer Service Segment (now Power Service Sector) in respect of contracts transferred to this Segment as part of the Group’s after market operations and on which it has no uncovered exposure. The Group, therefore, retained €1,655 million of provisions and accrued contract costs at 31 March 2003 in respect of these turbines after taking into account mitigation plans of €454 million. This provision did not take into account interest to be paid to customers (cost of carry), the cost of which are recorded when it falls due.

In the year ended 31 March 2004, provisions and accrued contract costs of €825 million were utilised and €738 million were retained at 31 March 2004 in Provisions for Risks and Charges, after taking into account remaining mitigation plans of €234 million and currency movements.

Actual costs incurred may exceed the amounts of provisions retained at 31 March 2004 because of a number of factors, including cost overruns or delays the Group may incur in the manufacture of modified components, the implementation of modifications or the delivery of modified turbines and the outcome of claims or arbitration made by or against the Group.

UK trains

At 31 March 2004, provisions of €41 million are retained in respect of UK train equipment supply contracts.

Actual costs incurred may exceed the amounts of provisions and accrued contract costs retained at 31 March 2004 as, among other items, the outcome of claims made by or against the Group are at such an early stage that no meaningful assessment of amounts which may become due to or by the Group is possible. On one of the UK contracts, the West Coast Main Line, any settlement will require the approval of the Strategic Rail Authority.

Alstom Transportation Inc.

During the year ended 31 March 2004, the Group identified and recognised additional costs of €102 million of which €44 million in provisions for risks on contracts following the re-estimation of costs to complete on several contracts in Alstom Transportation Inc. The additional provisions mainly concern two North East Corridor (NEC) line contracts together with receivables write-down and accrued contract costs and other payables.

On these two NEC contracts, new build and maintenance, all parties agreed to enter a mediation phase starting June 2003. A resolution between the parties has been achieved in line with amounts previously provided.

Restructuring expenditures and provisions

During the year ended 31 March 2004, further restructuring plans were adopted for an amount of €645 million in all Sectors other than Marine, and also in Corporate headquarters. At 31 March 2004, provisions of €385 million were retained after an expenditure in the period of €357 million.

During the year ended 31 March 2003, restructuring expenditure amounted to €297 million. New plans were adopted during the period in Power, Transmission & Distribution and Transport, for which provisions have been created. At 31 March 2003, restructuring and redundancy provisions mainly relate to Power and Transmission & Distribution Sectors.

During the year ended 31 March 2002, restructuring expenditure amounted to €344 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period in Transport for which provisions have been created during the year. At 31 March 2002, restructuring and redundancy provisions mainly relate to Power, Transmission and Distribution and Power Conversion Sectors.

Other provisions

Other provisions include €144 million at 31 March 2002 and €140 million at 31 March 2003 and 2004, respectively, to cover Marine vendor financing exposure (Note 27 (a)).

Note 21 – Retirement, termination and post-retirement benefits

The Group provides various types of retirement, termination benefits and post-retirement benefits (including healthcare benefits and medical cost) to its employees. The type of benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific subsidiaries.

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

Change in benefit obligation

	At 31 March
	Pension Benefit			Other Benefits			Total
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(in € million)
Accumulated Benefit Obligation at end of year	(3,168)	(3,137)	(3,335)	(242)	(204)	(144)	(3,410)	(3,341)	(3,479)
Benefit Obligation at Beginning of year	(3,865)	(3,527)	(3,339)	(206)	(242)	(204)	(4,071)	(3,769)	(3,543)
Service cost	(99)	(107)	(86)	(3)	(2)	(1)	(102)	(109)	(87)
Interest cost	(205)	(196)	(184)	(16)	(15)	(11)	(221)	(211)	(195)
Plan participants contributions	(19)	(20)	(26)	–	–	–	(19)	(20)	(26)
Amendments	(16)	1	(2)	–	–	15	(16)	1	13
Business Combinations / disposals (1)	359	(3)	129	–	–	–	359	(3)	129
Curtailment	9	12	6	–	–	–	9	12	6
Settlements	_	91	74	–	–	–	–	91	74
Actuarial (loss) gain	154	(97)	(234)	(31)	(12)	17	123	(109)	(217)
Benefits paid	178	149	206	17	17	18	195	166	224
Foreign currency translation	(23)	358	(32)	(3)	50	21	(26)	408	(11)

Benefit Obligation at end of Year	(3,527)	(3,339)	(3,488)	(242)	(204)	(145)	(3,769)	(3,543)	(3,633)

(1)	In the year ended 31 March 2002, the Business Combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting sector.

In the year ended 31 March 2004, the Business Combination relates mainly to the Disposal of T&D Sector (excluding Power Conversion business).

Change in plan assets

	At 31 March
	Pension Benefit			Other Benefits			Total
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(in € million)
Fair value of plan assets at Beginning of year	3,322	2,712	2,012	–	–	–	3,322	2,712	2,012
Actual return on plan assets	(165)	(282)	302	–	–	–	(165)	(282)	302
Company contributions	81	73	74	–	–	–	81	73	74
Plan participant contributions	19	23	26	–	–	–	19	23	26
Business Combinations /disposals (1)	(444)	(30)	12	–	–	–	(444)	(30)	12
Settlements	_	(75)	(33)	–	–	–	–	(75)	(33)
Benefits paid	(122)	(95)	(159)	–	–	–	(122)	(95)	(159)
Foreign currency translation	21	(314)	29	–	–	–	21	(314)	29

Fair value of plan assets at End of year	2,712	2,012	2,263	–	–	–	2,712	2,012	2,263
Funded status of the plan	(815)	(1,327)	(1,225)	(242)	(204)	(145)	(1,057)	(1,531)	(1,370)
Unrecognised actuarial loss (gain)	506	933	904	34	34	14	540	967	918
Unrecognised prior service cost	18	11	8	–	(1)	(14)	18	10	(6)
Unrecognised transitional obligation	(26)	(24)	(29)	–	3	2	(26)	(21)	(27)

(Accrued) prepaid benefit cost	(317)	(407)	(342)	(208)	(168)	(143)	(525)	(575)	(485)

Of which:
Accrued pensions and retirement benefits	(786)	(804)	(699)	(208)	(168)	(143)	(994)	(972)	(842)
Prepaid assets (Note 11)	469	397	357	–	–	–	469	397	357

(1)	In the year ended 31 March 2002, the Business Combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting sector.

In the year ended 31 March 2004, the Business Combination relates mainly to the Disposal of T&D Sector (excluding Power Conversion business).

Components of plan assets

	At 31 March
	2002		2003		2004
	(in € million)%		(in € million)%		(in € million)%
Equities	1,646	60.7	1,156	57.5	1,289	57.0
Bonds	827	30.5	641	31.8	734	32.4
Properties	142	5.2	129	6.4	137	6.0
Others	97	3.6	86	4.3	103	4.6

Total	2,712	100	2,012	100	2,263	100

The actuarial assumptions used vary by business unit and country, based upon local considerations:

Assumptions (weighted average rates)

	Year ended 31 March
	Pension Benefit			Other Benefits
	2002	2003	2004	2002	2003	2004
Discount rate	6.14%	5.90%	5.66%	7.25%	6.75%	6.3%
Rate of compensation increase	3.31%	3.28%	3.00%	N/A	N/A	N/A
Expected return on plan assets	7.79%	7.57%	8.00%	N/A	N/A	N/A

Regarding the Expected return of plan assets, the same basis has been applied in all countries where the Group has assets covering its pension liabilities: the Expected return on plan assets is the weighted average of the returns of bonds, equities and properties portfolios determined as follows:

•	Equity return = risk free rate (government bond yield) + Equity risk premium (4%)

•	Bond return = Discount rate

•	Property return = Equity return - 1%

The 4% equity risk premium is considered to be a fair assumption given the following reasons:

•	It reflects the relatively low valuation of stock markets, following three years of stock market declines,

•	In addition, risk free rates are low by historical standards due to disappointing growth and aggressive monetary policies.

The following table shows the amounts of net periodic benefit cost for each of the three years ended 31 March 2002, 2003 and 2004.

	Year ended 31 March
	Pension Benefit			Other Benefits
	2002	2003	2004	2002	2003	2004
	( in € million )
Service cost	99	107	86	3	2	1
Interest cost	205	196	184	16	15	11
Expected return on plan assets	(208)	(193)	(147)	–	–	–
Amortisation of unrecognised prior service cost	(8)	2	1	–	–	–
Amortisation of actuarial net loss (gain)	11	16	61	–	1	–
Curtailments/Settlements	(32)	9	(143)	–	–	–

Net periodic benefit cost	67	137	42	19	18	12

Curtailments/Settlements effects included in Net gain on disposal of investments (see Note 4) (1)	–	–	149	–	–	–

Net periodic benefit cost classified in Pensions (see Note 4)	67	137	191	19	18	12

(1)	Disposal of T&D Sector as well as Small and Medium gas turbines and Industrial steam turbines businesses.

The Group’s health care plans, disclosed in other benefits are generally contributory with participants’ contributions adjusted annually. The healthcare trend rate is assumed to be 10% in the year ended 31 March 2004 and 7.4% thereafter.

In addition to the net periodic benefit cost disclosed above, the Group charged in pensions costs contributions related to schemes mixing defined benefits and defined contributions for €32 million together with multi-employer contributions for €28 million.

The total of pension and other post retirement benefit costs for each of the three year ended 31 March 2004 are shown in Note 4 – Other income (expenses), net.

The total cash spend in the year ended 31 March 2004 was €199 million.

Note 22 – Financial Debt

(a)    Analysis by nature

	At 31 March
	2002	2003	2004
	(in € million)
Redeemable preference shares (1)	–	205	205
Subordinated notes (2)	–	250	250
Bonds (3)	1,200	1,200	650
Syndicated loans (4)	1,550	2,627	1,922
Subordinated long-term bond (TSDD) (5)	–	–	200
Subordinated bonds reimbursable with shares (TSDD RA) (6)	–	–	300
Bilateral loans	283	358	260
Bank overdraft and other facilities	779	266	274
Commercial paper (7)	455	83	–
Accrued interest	33	50	46

Total	4,300	5,039	4,107

Future receivables securitised, net (8)	1,735	1,292	265

Financial debt	6,035	6,331	4,372

Long-term portion	3,644	3,647	3,829
Short-term portion	2,391	2,684	543

(1)	On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of €205 million.

The preference shares were not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre identified events. Included in those events, are changes in tax laws and the issuance of new share capital.

In July 2002 an issue of shares was made triggering the contractual redemption of the preferred shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2)	The Group issued, on September 2000, €250 million Auction Rate Coupon Undated Subordinated Notes.

In March 2003, the terms of redemption were amended and the notes are redeemable in September 2006. They retain their subordinated nature and rank “pari passu” with holders of other subordinated indebtedness. Interest is payable quarterly, at variable rates based on EURIBOR.

(3)	On July 26, 1999, the Group issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On February 6, 2001, the Group issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625% coupon. These bonds have been redeemed at par on 6 February 2004.

(4)	Syndicated loans

Syndicated loans include:

•	A 5-year subordinated debt facility signed on 30 September 2003 with a syndicate of banks and financial institutions for an amount up to €1,563 million, as part of the new financing package (the “Financing package) which was announced on 22 September 2003, following an agreement reached with all interested parties.

This subordinated debt facility is divided between the term loan “Part A” of €1,200 million and the revolving credit “Part B” of €363 million.

The “Part A” has been made available in two advances used to repay the outstanding balance of the €1,250 million 2004 Multicurrency Revolving Credit Agreement, commercial paper (billets de trésorerie) and the €550 million bonds in full. The “Part B” is available since 20 January 2004 and was not drawn at 31 March 2004.

•	€722 million as part of a 2006 Multicurrency Revolving Credit Agreement.

The subordinated debt facility and the 2006 Multicurrency Revolving Credit Agreement are subject to new financial covenants amending the ones applicable at 31 March 2003.

Under this agreement, upon the occurrence and continuation of events that qualify as events of default (or early repayment events), the lenders may cancel all commitments and declare all outstanding amounts to be immediately due and payable.

On the basis of the Consolidated Financial Statements as of 31 March 2004, the Group would have failed to comply with the financial covenants “Consolidated net worth” and “EBITDA” described below. In late April 2004, the Group obtained an agreement from its lenders to suspend these covenants until 30 September 2004 and expects to negotiate new financial covenants before this date.

Covenants	Minimum Interest Cover (a)	Minimum consolidated net worth (including TSDD RA *) (b)	Maximum Total debt (excluding TSDD RA *) (c)	Maximum net debt leverage (d)	Minimum EBITDA (e)
		(in € million)	(in € million)		(in € million)
March 2004		1,400	4,750		100
June 2004			4,850
September 2004		1,000	4,800		230
December 2004			4,600
March 2005	1.2	1,100	4,450	8.0
June 2005			4,650
September 2005	1.6	850	4,650	7.5
December 2005			4,600
March 2006	2.5	1,150	4,450	4.0
June 2006			4,400
September 2006	2.5	1,150	4,400	3.6
December 2006			4,400
March 2007	2.5	1,150	4,400	3.6
June 2007			4,400
September 2007	2.5	1,150	4,400	3.6
December 2007			4,400
March 2008	2.5	1,150	4,400	3.6
June 2008			4,400

*	TSDD RA, or “titres subordonnés à durée déterminée remboursables en actions”

(a)	Ratio of EBITDA (see (e) below) to consolidated net financial expense (interest expense plus securitisation expenses less interest income).

(b)	Sum of shareholders’ equity and minority interests (this covenant will not apply if and for as long as ALSTOM’s long-term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, consolidated net worth shall include the TSDD RA.

(c)	Sum of the financial debt and the net amount of sale of trade receivables (this covenant will not apply if and for as long as ALSTOM’s long-term unsecured, unsubordinated debt is assigned a credit rating of at least Baa3 by Moody’s or BBB- by Standard & Poor’s). For purposes of this financial covenant, total debt is to be calculated excluding the TSDD RA.

(d)	Ratio of total net debt (total financial debt less short-term investments and cash and cash equivalents) to EBITDA (see (e) below). For purposes of this financial covenant, total financial debt is contractually to be calculated excluding the TSDD RA.

(e)	Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash Flow less goodwill amortisation and less capital gain on disposal of investments.

(5)	As part of the financing package mentioned above, the Group issued €200 million of subordinated bonds with a 15-year maturity to the French State (“TSDD” or titres subordonnés à durée déterminée). These subordinated bonds are carrying an interest rate of EURIBOR plus 5%, of which 1.5% is capitalised annually and paid upon reimbursement.

(6)	As part of the financing package mentioned above, the Group issued €300 million of subordinated bonds with a 20-year maturity to the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission (“TSDD RA” or titres subordonnés à durée déterminée remboursables en actions). These subordinated bonds are carrying an interest rate of 2% until a decision of the European Commission is obtained, at which point (if the decision is negative) the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be capitalised annually and paid upon reimbursement. The issue price for each bond will be €1.25, and each will be reimbursable with one share, subject to anti-dilution adjustments.

(7)	The total authorised commercial paper program is €2,500 million, availability being subject to market conditions. As part of the financing package, the French State and a consortium of banks have committed to subscribe, if requested by the Group, an amount of commercial paper of €420 million until January 2005.

(8)	The Group sold, in several transactions, the right to receive payment from certain customers for future receivables for a net amount of €1,735 million, €1,292 million and €265 million at 31 March 2002, 2003 and 2004, respectively. The total amount of €265 million at 31 March 2004 concerns the Transport Sector.

Total available credit lines at Group level at 31 March 2004 of €783 million are constituted of €420 million of commercial paper and €363 million of the tranche B of the Subordinated Loans not yet drawn.

(b)    Analysis by maturity and interest rate

	TOTAL	Short Term	Long Term
		Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years	Average interest rate
	(in € million)
Redeemable preference shares	205	–	205	–	–	–	–	5.2%
Subordinated notes	250	–	–	250	–	–	–	14.2%
Bonds	650	–	–	650	–	–	–	3.5	%(1)
Syndicated loans	1,922	–	–	722	–	1,200	–	5.7%
Subordinated long term bond (TSDD)	200	–	–	–	–		200	7.3%
Subordinated bonds reimbursable with shares (TSDD RA)	300	–	–	–	–	–	300	2.0%
Bilateral loans	260		27	33	200	–	–	4.3%
Bank overdraft and other facilities	274	232	14	6	3	3	16	3.4%
Commercial Paper	–	–	–	–	–	–	–	–
Accrued interests	46	46	–	–	–	–	–	–

Total	4,107	278	246	1,661	203	1,203	516

Future receivables securitised, net (2)	265	265	–	–	–	–	–	5.4%

Financial debt	4,372	543	246	1,661	203	1,203	516

(1)	Including the effects of interest rate swaps associated with the underlying debt (see Note 29 (b)).

(2)	The reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

	At 31 March 2004
	Amount before Hedging	Amount after Hedging(1)
	(in € million)
Financial debt at fixed rate	1,055	735
Financial debt at floating rate (2)	3,317	3,637

Total	4,372	4,372

(1)	After taking into account € 320 million of interest swaps converting the financial debt at fixed rates into variable rates (see Note 29 (b)).

(2)	Floating interest rates are based on EURIBOR and LIBOR.

(c)    Analysis by currency

	At 31 March
	2002	2003	2004
	(in € million)
Euro	5,676	6,205	4,214
US dollar	125	22	112
Swiss franc	–	–	8
Mexican peso	59	–	–
British Pound	24	3	12
Other currencies	151	101	26

Total	6,035	6,331	4,372

Note 23 – Accrued contract costs and other payables

	At 31 March
	2002	2003	2004
	(in € million)
Accrued contract cost (contract completion) (1)	2,725	2,838	2,229
Staff and associated costs	910	888	694
Income taxes	158	192	195
Other taxes	239	254	291
Others (1)	506	595	489

Accrued contract costs and other payables (1)	4,538	4,767	3,898

(1)	See Note 1(c).

Note 24 – Queen Mary II Financing

In the year ended 31 March 2003 the Group’s marine subsidiary entered into a construction finance contract in respect of one ship delivered in December 2003. Under the terms of this contract finance was made available against commitments to suppliers and to work in progress. The amounts financed were secured against the ship involved and the future receivable was collaterised by way of a guarantee of the prefinancement.

Cash received was first applied against amounts included in trade receivables then against work in progress and where commitments made did not become work in progress cash was shown as part of customer deposits and advances.

At 31 March 2003, cash received on this pre-financing was €453 million, of which €434 million was applied and the remaining balance of €19 million was included in customer deposits and advances.

At 31 March 2004, this financing is fully repaid.

Note 25 – Financing arrangements

(a)    Special purpose leasing entities

At 31 March 2004, the Group has interests in eight special purpose leasing entities relating to seven cruise-ships and sixty locomotives. Because the Group has no shares in these entities, they are not consolidated. Four special purpose entities are active at 31 March 2004, the four others being dormant.

During the year ended 31 March 2002 the leasing arrangements of four special purpose leasing entities owning four cruise ships were re-organised following the bankruptcy of Renaissance Cruises which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Group had previously built and delivered eight cruise-ships.

The four cruise ships owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate subsidiaries of Cruiseinvest L.L.C, a subsidiary of Cruiseinvest (Jersey) Ltd, an entity in which the Group has no shares.

Consequently, at 31 March 2003 and 2004, the Group has four ongoing leasing arrangements, three relating to Marine Sector and one relating to Transport Sector.

The summarised balance sheets is as follows:

	At 31 March
	2002	2003	2004
	(in € million)
Assets
Fixed assets, net	88	85	118
Long-term receivables, net (*)	923	770	677
Advance payments	10	10	10
Other assets	43	41	29

Total	1,064	906	834

Liabilities
Bank borrowings (1)	634	510	602
Alstom borrowings (2)	270	266	115
Customers retentions	160	130	117

Total	1,064	906	834

(*)	Long-term receivables, net are presented net of unearned income that amounts to € 552 million, € 457 million and € 366 million at 31 March 2002, 2003 and 2004 respectively.

The decrease of total balance sheet in fiscal year 2003 and 2004 is mainly due to the appreciation of Euro against US dollar during the periods.

(1) Bank borrowings

Marine

Borrowing of one entity totalling €123 million, €111 million and €96 million at 31 March 2002, 2003 and 2004, respectively is guaranteed by the Group. In the event of the guarantee of repayment of borrowings being called, the Group’s position is secured on the underlying assets of the entity. The Group’s exposure is disclosed in Note 27 (a)(2) “vendor financing”.

Borrowings of the two other entities of €224 million, €147 million and €263 million at 31 March 2002, 2003 and 2004, respectively are not guaranteed by the Group which consequently has no exposure in respect of these borrowings.

Transport

Borrowings of the entity involving sixty locomotives totalling €287 million, €252 million and €243 million at 31 March 2002, 2003 and 2004, respectively are guaranteed by a Western European state with no recourse to the members of the entity in case of default. The Group has no exposure in respect of these borrowings.

(2) ALSTOM borrowings

Marine

Two leasing entities are also directly financed by the Group for an amount of €270 million, €223 million and €48 million at 31 March 2002, 2003 and 2004, respectively, that will increase to a maximum of approximately €49 million (USD 60 million) in 2005. The decrease is due to the appreciation of Euro against US dollars during the fiscal year 2003 and 2004 and the repayment of part of the financing granted for an amount of approximately €180 million in fiscal year 2004.

In addition, at 31 March 2004, a loan of €17 million has been granted to the other leasing entity. This financing is secured by ship mortgages. The Group’s exposure is disclosed in Note 27 (a)(2) “Vendor financing”.

Transport

The entity involving sixty locomotives is also directly financed by the Group for an amount of €43 million and €50 million at 31 March 2003 and 2004, respectively, that will increase to a maximum of approximately €61 million in 2009. This financing is guaranteed by a Western European state. Due to this guarantee, the Group has no exposure in respect of these borrowings.

As a consequence, at 31 March 2003 and 2004, the Group’s vendor financing exposure in respect of these entities is €351 million and €162 million, respectively (see Note 27 (a)(2) “Vendor financing”).

The summarised income statement is as follows:

	Year ended 31 March
	2002	2003	2004
	(in € million)
Lease income	58	63	58
Financial expenses	(69)	(60)	(54)
Other income (expenses)	11	(3)	(4)

Net income (loss)	–	–	–

Such arrangements are structured in such a way that cumulative results of each special purpose leasing entity equal zero at the end of each arrangement, interest expenses being compensated by leasing revenues. As a consequence, interim net income (loss) is put to zero by the recording of a corresponding liability (asset) to reflect the substance of the transactions.

(b)    Cruiseinvest

The ultimate owner of Cruiseinvest (Jersey) Ltd, a company, incorporated on November 12, 2001, is a Jersey charitable trust. The main assets of this structure through subsidiaries of Cruiseinvest L.L.C. are six cruise ships initially delivered to Renaissance, the ownership of which was reorganised following the bankruptcy of Renaissance Cruises, including the four cruise ships referred to in Note 25(a), and acquired after a sealed bid auction process.

The summarised condensed balance sheets is as follows:

	At 31 March
	2002 (*)	2003 (**)	2004 (**)
	(in € million)
Cruise ships at cost, net	1,026	907	781
Other assets	26	6	6

Total assets	1,052	913	787

Retained earnings (including Cumulative Translation Adjustments)	–	7	(67)
Net income (loss)	–	(85)	(63)

Net equity	–	(78)	(130)

Bank borrowings (1) & (***)	857	804	718
Alstom limited recourse notes (2) & (***)	195	169	159
Alstom credit lines (3) & (***)	–	15	35
Other payables	–	3	5

Total liabilities	1,052	913	787

(*)	Unaudited, based on data provided by Cruiseinvest at 31 December 2001.

(**)	Based on financial statement information provided by Cruiseinvest prepared in accordance with International Financial Reporting Standards. Cruiseinvest’s independent auditors have indicated a likely impairment in the carrying value of the vessels which the Group has considered in determining its vendor financing provision (see Note 27 (a)(2) “Vendor Financing”).

(***)	Including interests due and accrued.

(1)	The Group guaranteed some of the financing arrangements up to US$173 million at 31 March 2002 and 2003 and US$156 million at 31 March 2004 (€197 million at 31 March 2002 , €159 million at 31 March 2003 and €128 million at 31 March 2004) of which US$84 million (€96 million at 31 March 2002 , €77 million at 31 March 2003 and €69 million at 31 March 2004) are supported by a cash deposit.

(2)	The Group purchased US$170 million (€195 million at 31 March 2002 , €156 million at 31 March 2003 and €139 million at 31 March 2004) of subordinated limited recourse notes issued by Cruiseinvest (Jersey) Ltd. These subordinated limited recourse notes are composed of a series of five notes bearing interest at 6% per annum payable half yearly in arrears, and maturing in December 2011. The right of the Group as note-holder is limited to the available liquidity of Cruiseinvest (Jersey) Ltd. Related interest due and accrued amounted to €13 million at 31 March 2003 and €20 million at 31 March 2004.

(3)	The Group provided Cruiseinvest L.L.C. with a €40 million line of credit, of which €15 million and €16 million was drawn down at 31 March 2003 and 2004, respectively. Additional loans were granted by the Group at 31 March 2004 for an amount of €16 million to Cruiseinvest Jersey Ltd subsidiaries. Related interest due and accrued amounted to €3 million at 31 March 2004.

The decrease of total balance sheet in fiscal years 2003 and 2004 is mainly due to the appreciation of Euro against US dollar during the period.

At 31 March 2003, the Group’s vendor financing exposure in respect of Cruiseinvest was €368 million, corresponding to the limited recourse note including interest of €169 million, the total commitment concerning the line of credit of €40 million and €159 million of guarantees given on borrowings (see Note 27 (a)(2) “Vendor financing”).

At 31 March 2004, the Group’s vendor financing exposure in respect of Cruiseinvest is €323 million, corresponding to the limited recourse note of €139 million, excluding interest, the total commitment concerning the line of credit of €40 million, €128 million of guarantees given on borrowings and loans to Cruiseinvest subsidiaries of €16 million, excluding interest (see Note 27 (a)(2) “Vendor financing”).

The summarised income statement of Cruiseinvest is as follows:

	Year ended 31 March
	2003	2004
	(in € million)
Lease income	5	28
Operating expenses	(19)	(31)
Depreciation expense	(35)	(28)

Operating loss	(49)	(31)
Financial expenses	(36)	(32)

Net income (loss)	(85)	(63)

The Article 133 of the Loi de Sécurité Financière suppressed the obligation to hold shares for consolidation of controlled entities. As a consequence, remaining entities that the Group will control without owning shares will be consolidated next fiscal year.

Note 26 – Sector and geographic data

a)    Sector data

The Group is managed through Sectors of activity and has determined its reportable segments accordingly.

Starting from 1 April 2003, the Group is organised in seven sectors:

The Former Power sector has been reorganised into three new sectors. Starting from 1 April 2003, the former Gas Turbine and Steam Power Plant segments have been merged into Power Turbo-systems, the Boiler & Environment and Hydro segments have been merged into Power Environment, the Customer Service segment has been renamed Power Service.

•	Power Turbo-Systems Sector

Power Turbo-Systems provides steam turbines, generators and power plant engineering and construction and mid-range gas turbines.

•	Power Environment Sector

Power Environment focuses on emissions control equipment in the power generation, petrochemical and industrial markets; demand for upgrades and modernisation of existing power plants; hydro power plant refurbishment; small-scale hydro plants; and large-scale irrigation projects.

•	Power Service Sector

Power Service promotes the service activities relating to the Power Turbo Systems Sector and the Power Environment Sector and services to customers in all geographic markets. The Segment supplies the following products and services:

–	portfolio of services from spare parts and field services to full operation and maintenance packages;

–	refurbishment and modernisation of existing plants;

–	technical consultancy services;

–	tailor-made services and “value packages” (integrated solutions designed to achieve improved plant availability and reliability; improved plant efficiency and capacity; lower production costs and enhanced environmental compatability); and

–	new service product development.

•	Transport Sector

Transport offers equipment, systems, and customer support for rail transportation including passenger trains, locomotives, signalling equipment, rail components and service.

•	Marine Sector

Marine designs and manufactures cruise and other speciality ships.

•	Transmission & Distribution Sector

The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy.

In early January 2004, the closing of the sale of the T&D Sector was announced. T&D Sector ceased to be consolidated with effect from 31 December 2003, excluding insignificant businesses that are still part of the Group’s scope at 31 March 2004.

•	Power Conversion

Power Conversion provides solutions for manufacturing processes and supplies high-performance products including motors, generators, propulsion systems for Marine and drives for a variety of industrial applications.

The composition of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors, Group management may also modify the manner in which it evaluates and measures profitability.

It evaluates internally their performance on Operating income and Free Cash Flow.

Some units, not material to the sector presentation, have been transferred between sectors. The revised segment composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

	Year ended 31 March
	2002	2003	2004
	(in € million)
Orders received
Power Environment	n/a	2,583	2,644
Power Turbo Systems	n/a	1,821	2,463
Power Service	n/a	2,934	3,023
Power Industrial Turbines (1)	n/a	1,265	320

Total Power	11,033	8,603	8,450
Transport	6,154	6,412	4,709
Marine	462	163	381
Transmission & Distribution (2)	3,210	3,198	2,231
Power Conversion	667	533	434
Contracting (3)	909	–	–
Corporate & others (4)	251	214	295

Total	22,686	19,123	16,500

	Year ended 31 March
	2002	2003	2004
	(in € million)
Sales
Power Environment	n/a	3,098	2,678
Power Turbo Systems	n/a	3,857	2,381
Power Service	n/a	2,678	2,747
Power Industrial Turbines (1)	n/a	1,268	210

Total Power	12,976	10,901	8,016
Transport	4,413	5,072	4,862
Marine	1,240	1,568	997
Transmission & Distribution (2)	3,164	3,082	2,073
Power Conversion	650	523	499
Contracting (3)	759	–	–
Corporate & others (4)	251	205	241

Total	23,453	21,351	16,688

	Year ended 31 March
	2002	2003	2004
	(in € million)
Operating income
Power Environment	n/a	224	(7)
Power Turbo Systems	n/a	(1,399)	(246)
Power Service	n/a	403	417
Power Industrial Turbines (1)	n/a	82	14

Total Power	572	(690)	178
Transport (5)	101	(118)	144
Marine	47	24	(19)
Transmission & Distribution (2)	203	212	121
Power Conversion	23	15	15
Contracting (3)	30	–	–
Corporate & others (4)	(35)	(44)	(59)

Total (5)	941	(601)	380

	Year ended 31 March
	2002	2003	2004
	(in € million)
EBIT
Power Environment	n/a	107	(180)
Power Turbo Systems	n/a	(1,527)	(461)
Power Service	n/a	304	227
Power Industrial Turbines (1)	n/a	53	7

Total Power	271	(1,063)	(407)
Transport (5)	83	(207)	(109)
Marine	32	12	(40)
Transmission & Distribution (2)	140	103	36
Power Conversion	(18)	(22)	(19)
Contracting (3)	28	–	–
Corporate & others (4)	(49)	(46)	(252)

Total (5)	487	(1,223)	(791)

	Year ended 31 March
	2002	2003	2004
	(in € million)
Capital employed (*)
Power Environment	n/a	n/a	733
Power Turbo Systems	n/a	n/a	(1,232)
Power Service	n/a	n/a	1,921
Power Industrial Turbines (1)	n/a	n/a	–

Total Power	3,012	2,383	1,422
Transport (5)	1,041	652	360
Marine	100	(343)	(580)
Transmission & Distribution (2)	1,044	963	–
Power Conversion	–	–	25
Corporate & others (4)	1,491	1,208	1,333

Total (5)	6,688	4,863	2,560

(*)	Capital employed is defined as the closing position of the total of tangible, intangible and other fixed assets net, current assets (excluding net amount of securitisation of existing receivables) less current liabilities and provisions for risks and charges.

(1)	Disposed of in a two step process in April 2003 and August 2003.

(2)	Disposed of in January 2004.

(3)	Disposed of in July 2001.

(4)	Corporate & others include all units accounting for Corporate costs, the International Network and the overseas entities in Australia, New Zealand, South Africa (before disposal) and India, that are not allocated to Sectors.

(5)	See Note 1(c).

b)    Geographic data

	Year ended 31 March
	2002	2003	2004
	(in € million)
Sales by country of destination
Europe	9,313	9,219	8,002
North America	6,255	4,719	3,001
South & Central America	1,439	1,534	857
Asia / Pacific	4,521	3,727	3,401
Middle East / Africa	1,925	2,152	1,427

Total	23,453	21,351	16,688

	Year ended 31 March
	2002	2003	2004
	(in € million)
Sales by country of origin
Europe	14,755	14,762	12,204
North America	5,623	3,935	2,519
South & Central America	683	601	415
Asia / Pacific (*)	2,050	1,833	1,416
Middle East / Africa (*)	342	220	134

Total	23,453	21,351	16,688

(*)	India and Pakistan, included in Middle East at 31 March 2002, are included in Asia/Pacific since April 2002. The figures at 31 March 2002 have been restated accordingly.

Net sales of €3,258 million (13.9%), €3,300 million (15.5%) and €2,650 million (15.9%) in the years ended 31 March 2002, 2003 and 2004 respectively, are obtained from a group of state owned companies, independently managed, the largest of which represented 2.4%, 4.2% and 3.9% in the years ended 31 March 2002, 2003 and 2004 respectively.

No client represented more than 10% of net sales in any of the three years.

Note 27 – Off balance sheet commitments and other obligations

a)    Off balance sheet commitments

	At 31 March
	2002	2003	2004
	(in € million)
Guarantees related to contracts (1)	11,451	9,465	8,169
Guarantees related to Vendor financing (2)	932	749	640
Discounted notes receivable	18	11	6
Commitments to purchase fixed assets	8	7	–
Other guarantees	58	94	43

Total	12,467	10,326	8,858

(1)	Guarantees related to contracts

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

The projects for which the guarantees are given are regularly reviewed by management and when it becomes probable that payments pursuant to performance guarantees will be required to be made accruals are recorded in the Consolidated Financial Statements at that time.

Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included.

In September 2003, the Group entered into a revised financing agreement with its banks and the French Republic. This agreement included a new bonding facility of €3,500 million, 65% of which was counter guaranteed by the French Republic.

On the basis of current management estimates, this bonding facility is expected to be fully used during the summer 2004.

The Group is currently negotiating with its main banks for an extension of this bonding facility in order to be able to provide contract related guarantees to its customers.

(2)	Vendor financing

The Group has provided financial support, referred to as vendor financing, to financial institutions and granted financing to certain purchasers of its cruiseships for ship-building contracts signed up to fiscal year 1999 and other equipment. The total “vendor financing” was €1,493 million, €1,259 million and €969 million at 31 March 2002,2003 and 2004, respectively.

The table below sets forth the breakdown of the outstanding vendor financing by Sector at 31 March 2003 and 31 March 2004 :

	At 31 March 2003			At 31 March 2004
	Balance sheet (1)	Off balance sheet (2)	Total	Balance sheet (1) & (3)	Off balance sheet (2)	Total
	(in € million)
Marine	510	423	933	329	314	643
Cruiseinvest/Renaissance	261	107	368	240	83	323
Festival	26	208	234	41	144	185
Others	223	108	331	48	87	135
Transport	–	317	317	–	321	321
European metro operator	–	257	257	–	266	266
Others	–	60	60	–	55	55
Other Sectors	–	9	9	–	5	5

Total	510	749	1,259	329	640	969

(1)	Balance sheets items are included in « other fixed assets » (Note 11).

(2)	Off-balance sheet figures correspond to the total guarantees and commitments, net of related cash deposits, which are shown as balance sheet items.

(3)	At 31 March 2004, outstanding vendor financing did not include interest due and accrued (€23 million) which is not recorded until it is reasonably certain to be received.

Marine

•	Cruiseinvest/Renaissance

The “vendor financing” granted to Cruiseinvest relating to Renaissance Cruises amounted to €432 million, €368 million and €323 million at 31 March 2002, 2003 and 2004, respectively. The decrease is mainly due to the appreciation of Euro against US dollars during the fiscal years 2003 and 2004. See Note 25 (b).

•	Festival

The Group guarantees the financing of one special leasing entity relating to one cruise-ship for an amount of €123 million, €111 million and €96 million at 31 March 2002, 2003 and 2004, respectively, and finances the entity for an amount of €17 million at 31 March 2004. See Note 25 (a).

In addition, the Group has guaranteed the financing arrangements of two cruise ships delivered to Festival for an amount of €93 million, €97 million and €48 million at 31 March 2002, 2003 and 2004 respectively, of which €26 million and €24 million are supported by a cash deposit at 31 March 2003 and 2004, respectively. The decrease is due to the release by a French state-owned company of the counter guarantee obtained from the Group on delivery of one cruise-ship.

•	Other

The Group finances two special leasing entities relating to two cruise-ships for an amount of €270 million, €223 million and €48 million at 31 March 2002, 2003 and 2004 respectively. The maximum amount is of €286 million, €240 million and €49 million at 31 March 2002, 2003 and 2004, respectively. See Note 25 (a).

The Group has guaranteed the financing arrangements of one cruise-ship and two high speed ferries delivered to three customers for an amount of €108 million, €91 million and €86 million at 31 March 2002, 2003 and 2004 respectively. The decrease is due to the appreciation of Euro against US dollars during the fiscal year 2003 and 2004

Based on current known facts and circumstances, cash flow forecasts based on the existing leasing arrangements and on assumptions as to leases renewal and ships sales for Cruiseinvest and other cruise-ships, the Group considers that the provision in respect of Marine Vendor financing of €140 million at 31 March 2004 ( €140 million at 31 March 2003 and €144 million at 31 March 2002) remains adequate to cover the probable risk.

Transport

Guarantees given as part of vendor financing arrangements in Transport Sector amount to €416 million, €317 million and €321 million at 31 March 2002, 2003 and 2004, respectively.

Included in this amount are guarantees given as part of a leasing scheme involving a major European metro operator as described in the section (b)(1) of this Note. If the metro operator decides in year 2017 not to extend the initial period the Group has guaranteed to the lessors that the value of the trains and associated equipment at the option date should not be less than GBP 177 million (€289 million, €257 million and €266 million at 31 March 2002, 2003 and 2004, respectively).

Other Sectors

Other guarantees totalling €33 million, €9 million and €5 million at 31 March 2002, 2003 and 2004 respectively have been given. There has been no default by any of the concerned entities under the underlying agreements.

b)    Capital and operating lease obligations

	Total	Within 1 year	1 to 5 years	Over 5 years
	(in € million)
Long-term rental (1)	667	6	48	613
Capital lease obligations (2)	278	31	93	154
Operating leases (3)	534	90	225	219

At 31 March 2003	1,479	127	366	986

Long-term rental (1)	683	11	75	597
Capital lease obligations (2)	237	37	94	106
Operating leases (3)	430	62	181	187

At 31 March 2004	1,350	110	350	890

(1)	Long-term rental

Pursuant to a contract signed in 1995 with a major European metro operator, the Group has sold 103 trains and associated equipment to two leasing entities. These entities have entered into an agreement by which the Group leases back the trains and associated equipment from the lessors for a period of 30 years. The trains are made available for use by the metro operator for an initial period of 20 years, extendible at the option of the operator for a further ten-year period. The trains are being maintained and serviced by the Group.

These commitments are in respect of the full lease period and are covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase long-term assets and long-term debt by €757 million, €667 million and €683 million at 31 March 2002, 2003 and 2004 respectively.

(2)	Capital leases

If capital leases had been capitalised, it would have the following effects on the consolidated balance sheet :

	At 31 March 2002	At 31 March 2003	At 31 March 2004
	(in € million)
Increase of long-term assets (property plant and equipment)	112	212	205
Increase of long-term financial debt	119	216	200

Increase (Decrease) of shareholder’s equity	(7)	(4)	5

(3)	Operating leases

A number of these operating leases have renewal options. Rent expense was €87 million in the year ended 31 March 2004.

No material commitments are omitted in this note in accordance with current accounting rules.

Note 28 – Contingencies

- Litigation

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the areas in which the Group operates, particularly for large, long-term projects. In some cases, the amounts claimed against the Group, sometimes jointly with its consortium partners, in these proceedings and disputes are significant, ranging in one case up to approximately €500 million (US$611 million). Some proceedings against the Group are without a specified amount. Amounts retained in respect of litigation, considered as best estimates of probable liabilities are included in provisions for risks and charges and accrued contract costs. Actual costs incurred may exceed the amount of provisions for litigation because of a number of factors including the inherent uncertainties of the outcome of litigation.

- Claim from Royal Caribbean Cruises Limited (“RCCL”)

In August 2003, RCCL and various RCCL group companies filed a lawsuit in Florida, USA against various Rolls Royce group companies and against various ALSTOM group companies claiming damages for a global amount of approximately €245 million (US$300 million) for alleged misrepresentations in the selling of pods, and negligence in the design and manufacture of pods. The Group and Rolls Royce are strongly contesting this claim.

- Asbestos

The Group is subject to regulations, including in France, the US and the UK, regarding the control and removal of asbestos–containing material and identification of potential exposure of its employees to asbestos. It has been the Group’s policy for many years to abandon definitively the use of products containing asbestos by all of its operating units world-wide and to promote the application of this principle to all of the Group’s suppliers, including in those countries where the use of asbestos is permitted. In the past, however, the Group has used and sold some products containing asbestos, particularly in France in the Marine Sector and to a lesser extent in the other Sectors.

As of 30 April 2004, in France, the Group is aware of approximately 2,090 asbestos sickness related declarations accepted by the French Social Security authorities in France concerning the Group’s employees, former employees or third parties, arising out of the Group’s activities in France. All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lump sum indemnity. Out of these 2,090 declarations, the Group is aware of approximately 207 asbestos-related cases in France from employees or former employees. They have instituted judicial proceedings against certain of the Group’s subsidiaries with the aim of obtaining a court decision holding these subsidiaries liable for an inexcusable fault (faute inexcusable) which would allow them to obtain a supplementary compensation above the payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social Security Affairs Courts in proceedings involving the Group’s subsidiaries have found these subsidiaries liable on the grounds of inexcusable fault. Decisions of the Courts of Appeal have all confirmed these findings of inexcusable fault. In March 2004, the French Supreme Court (Cour de Cassation) rendered its first decisions on the appeals lodged by a subsidiary of the Group’s Marine Sector. The French Supreme Court has confirmed the inexcusable fault, but has reversed the Court of Appeal’s decisions which had ordered the Group’s subsidiary to pay damages as the damages are to be directly compensated by the Social Security funds (Caisse primaire d’assurance maladie). In May 2004, the French Supreme Court has confirmed the finding of inexcusable fault in six decisions rendered in relation to cases in the Group’s Marine Sector, while confirming that the damages were to be definitively borne by the Social Security funds. In the current cases within the Group’s Marine Sector, the Social Security authorities have not in fact attempted to charge the Group subsidiary the financial consequences of occupational disease, including those arising out of the inexcusable fault pursuant to article 2 paragraph 2 of the decree of 16 October 1995. In the other Sectors, the Group estimates that most of the current cases will be governed by the same terms, pursuant to the above-mentioned decree.

The Group therefore believes that the above-mentioned lawsuits in France will not have material adverse consequences on the Group financial position. The compensation for most of the current 207 proceedings, including in the cases where the Group could be found liable, has been and is expected to continue to be borne by the general French Social Security (medical) funds. Based on applicable legislation and current case law, the Group believes that the financial consequences of any subrogatory action of the publicly funded Indemnification Fund for Asbestos Victims (FIVA), created in 2001, in relation to proceedings referred to above, will be borne by the general French Social Security (medical) funds. The Group also believes that those cases where compensation may not be definitively borne by the general French Social Security (medical) funds or by the FIVA represent an immaterial exposure for which the Group has not made any provisions.

In addition to the foregoing, in the United States, as of 15 May 2004, the Group was subject to approximately 155 asbestos-related personal injury lawsuits which have their origin solely in the Company’s purchase of some of ABB’s power generation business, for which the Group is indemnified by ABB. The Group is also currently subject to two class action lawsuits in the United States asserting fraudulent conveyance claims against various ALSTOM and ABB entities in relation to Combustion Engineering, Inc. (“CE”), for which the Group has asserted indemnification against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by the Group from ABB. In January 2003, CE filed a “pre-packaged” plan of reorganisation in United States bankruptcy court. This plan was confirmed by the bankruptcy court and the United States federal district court. The plan has been appealed and has not yet become effective; consummation of the plan is subject to certain other conditions specified therein. In addition to its protection under the ABB indemnity, ALSTOM believes that under the terms of the plan it would be protected against pending and future personal injury asbestos claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As of 15 May 2004, the Group was subject to approximately 32 other asbestos-related personal injury lawsuits in the United States involving approximately 507 claimants that, in whole or in part, assert claims against ALSTOM which are not related to ALSTOM’s purchase of some of ABB’s power generation business or as to which the complaint does not provide details sufficient to permit the Group to determine whether the ABB indemnity applies. Most of these lawsuits are in the preliminary stages of the litigation process and they each involve multiple defendants. The allegations in these lawsuits are often very general and difficult to evaluate at preliminary stages in the litigation process. In those cases where ALSTOM’s defence has not been assumed by a third party and meaningful evaluation is practicable, the Group believes that it has valid defences and, with respect to a number of lawsuits, the Group is asserting rights to indemnification against a third party.

The Group has not in recent years suffered any adverse judgement, or made any settlement payment, in respect of any US personal injury asbestos claim. Between 31 October 2002 and 15 May 2004, a total of 171 cases involving approximately 17,724 claimants were voluntarily dismissed by plaintiffs, typically without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing discussion of U.S. asbestos-related cases, the Group considers a claim to have been dismissed, and to no longer be pending against it, if the plaintiffs’ attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

The Group is also subject to asbestos-related or other employee personal injury related claims in other countries, including in the UK. As of 31 March 2004, the Group is subject to approximately 150 asbestos-related claims currently ongoing in the UK. The Group retains provisions of €3 million in relation to these claims.

While the outcome of the existing asbestos-related cases described above is not predictable, the Group believes that those cases will not have a material adverse effect on its financial condition. The Group can give no assurances that asbestos-related cases against it will not grow in number or that those it has at present, or may face in the future, may not have a material adverse impact on its financial condition.

- Product liability

The Group designs, manufactures, and sells several products of large individual value that are used in major infrastructure projects. In this environment, product-related defects have the potential to create liabilities that could be material. If potential product defects become known, a technical assessment occurs whereby products of the affected type are quantified and studied. If the results of the study indicate that a product liability exists, provisions are recorded. The Group believes that it has made adequate provisions to cover currently known product-related liabilities, and regularly revises its estimates using currently available information. Neither the Group nor any of its businesses are aware of product-related liabilities, which would exceed the amounts already recognised and believes it has provided sufficient amounts to satisfy its litigation, environmental and product liability obligations to the extent they can be estimated.

- SEC investigation

The SEC is conducting a formal investigation, and the Group has conducted its own internal review, into certain matters relating to ALSTOM Transportation Inc. (“ATI”), one of the Group’s subsidiaries. These actions followed receipt of anonymous letters alleging accounting improprieties on a railcar contract being executed at ATI’s New York facility. Following receipt of these letters, the United States Federal Bureau of Investigation (the “FBI”) also began an informal inquiry. The Group has fully cooperated with the SEC and the FBI in this matter and intends to continue to do so. The Group believes the FBI inquiry is currently dormant.

- AMF Investigation

Senior officials of the Group have been interviewed by inspectors of the French Autorité des Marchés Financiers (the “AMF”) in connection with the AMF’s investigation regarding public disclosures by the Group and trading of the Group’s shares since 31 December 2001. ALSTOM is cooperating fully with the AMF in these inquiries.

- United States Putative Class Action Lawsuits

The Group, certain of its subsidiaries and certain of its current and former officers and directors, have been named as defendants by shareholders in the United States in a number of putative shareholder class action lawsuits filed on behalf of various alleged classes of purchasers of American Depositary Receipts or other ALSTOM securities between various dates beginning as of 17 November 1998. These lawsuits which are now consolidated into one proceeding before the Federal District Court of the Southern District of New York seek to allege violations of United States federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Section 11 of the Securities Act of 1933, as amended, on the basis of various allegations that there were untrue statements of materials facts, and/or omissions to state material facts necessary to make the statements made not misleading, in various ALSTOM public communications regarding our business, operations and prospects, causing the putative classes to purchase ALSTOM securities at artificially inflated prices. The plaintiffs seek, among other things, class action certification, compensatory damages in an unspecified amount, and an award of costs and expenses, including counsel fees.

- Environmental, health and safety

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

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on the financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not had a material effect on the results of operations.

- Claims relating to disposals

From time to time the Group disposes of certain businesses or business segments. As is usual certain acquirers make claims against the Group as a result of price adjustment mechanisms generally foreseen in the sale agreements. The Group has received certain demands from the acquirer following the disposal of the T&D Sector. Areva informed the Group on 11 May 2004 of an investigation commenced by the European Commission with respect to alleged anti-competitive arrangements among suppliers of gas-insulated switch gears, including the T&D Sector sold to Areva. It is not possible to estimate the amount of any potential liability of the Group with respect to this investigation, which is at an early stage. The Group considers that there are no claims or demands outstanding and unprovided that are capable of estimation and likely to have a material adverse impact on the Consolidated Financial Statements.

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

	At 31 March 2004	< 1 year	1 – 5 years	> 5 years
	( in € million )
Financial assets at floating rate	1,864	1,636	72	156
Financial assets at fixed rate	371	101	–	270
Financial assets not bearing interest	91	7	34	50

Financial assets	2,326	1,744	106	476

Financial debt at floating rate	(3,316)	(511)	(2,605)	(200)
Financial debt at fixed rate	(1,056)	(32)	(708)	(316)

Financial debt	(4,372)	(543)	(3,313)	(516)

Net position at floating rate before hedging	(1,452)	1,125	(2,533)	(44)
Net position at fixed rate before hedging	(685)	69	(708)	(46)

Net position before hedging	(2,137)	1,194	(3,241)	(90)

Swap fixed to variable	320	–	320	–
Net position at floating rate after hedging	(1,772)	1,125	(2,853)	(44)
Net position at fixed rate after hedging	(365)	69	(388)	(46)

Net position after hedging	(2,137)	1,194	(3,241)	(90)

The net short-term loan position at floating rate after hedging amounts to €1,125 million. A 100 bps increase in the market rates would have decreased the net interest expense by €11 million, representing 4.1% of the net interest expense for the year ended 31 March 2004.

(c)    Nominal and fair value of financial instruments outstanding at year-end

Nominal value of financial instruments

	At 31 March 2004
	Total	< 1 year	Remaining term 1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – receive fixed (1)	374	21	353	–	5.1%
Foreign exchange instruments:
Currency swaps – currencies purchased (2)	2,728	2,705	23	–
Currency swaps – currencies sold (2)	4,708	4,511	197	–
Forward contracts – currencies purchased	922	691	231	–
Forward contracts – currencies sold	2,477	2,028	449	–
Insurance contracts – currencies purchased	–	–	–	–
Insurance contracts – currencies sold	161	148	13	–
Currency options – purchased	557	557	–	–
Currency options – sold	522	522	–	–

(1)	At 31 March 2004, the outstanding interest rate swaps mainly relate to €320 million receiving fixed rates hedging a portion of the €650 million bond issue.

(2)	The currency swaps include four swaps, two swaps – currency purchased for a notional amount of €1,200 million and two swaps – currency sold for a notional amount of €1,200 million, whose final pay-off are also related to Group’s share price. As a whole, these swaps do not create any currency position and their future potential losses are capped.

	At 31 March 2003
	Total	< 1 year	Remaining Term 1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – receive fixed (1)	649	248	401	–	4.4%
Foreign exchange instruments:
Currency swaps – currencies purchased (1)	2,906	1,658	1,249	–
Currency swaps – currencies sold (1)	6,898	4,867	2,031	–
Forward contracts – currencies purchased	798	584	214	–
Forward contracts – currencies sold	2,708	1,646	895	168
Insurance contracts – currencies purchased	96	78	18	–
Insurance contracts – currencies sold	–	–	–	–
Currency options – purchased	591	568	23	–
Currency options – sold	564	544	20	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

(1)	At 31 March 2003, the main interest rate swaps outstanding are :

–	€353 million receiving fixed rates, €320 million hedging a portion of the €650 million bond issue and €33 million hedging a bilateral loan.

–	€33 million receiving fixed rates with an effective starting date at 20 January 2004.

–	€200 million receiving fixed rates to optimise the short term liquidity management.

(2)	The currency swaps include four swaps, two swaps – currency purchased for a notional amount of €1,200 million and two swaps – currency sold for a notional amount of €1,200 million, whose final pay-off are also related to Group’s share price. As a whole, these swaps do not create any currency position and their future potential losses are capped.

	At 31 March 2002
	Total	< 1 year	Remaining term 1-5 years	> 5 years	Average fixed rate (*)
	(in € million)
Interest rate instruments:
Interest rate swaps – receive fixed	546	30	449	67	5.3%
Cap	2	–	–	2
Foreign exchange instruments:
Currency swaps – currencies purchased	1,581	1,550	31	–
Currency swaps – currencies sold	7,143	6,243	898	2
Forward contracts – currencies purchased	971	856	115	–
Forward contracts – currencies sold	5,172	3,443	1,521	208
Insurance contracts – currencies purchased	–	–	–	–
Insurance contracts – currencies sold	227	184	43	–
Currency options – purchased	854	854	–	–
Currency options – sold	547	547	–	–

(*)	Floating rates are generally based on EURIBOR/LIBOR.

Fair value of financial instruments

Publicly traded equity and marketable debt securities are disclosed at market prices. The fair values of all financial instruments other than specified items such as lease contracts, controlled businesses and Equity method investees and other investments and employers’ pension and benefit obligations have been estimated using various valuation techniques, including the present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations, including the following:

–	Fair values presented do not take into consideration the effects of future interest rate and currency fluctuations,

–	Estimates as at 31 March 2004 are not necessarily indicative of the amounts that the Group would record upon further disposal/termination of the financial instrument.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

Long-term loans, retentions, deposits and other fixed assets

The fair values of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using a risk free rate (Government bond yield).

Cash and cash equivalents, bank overdrafts, short-term borrowings,

The carrying amounts reflected in the consolidated balance sheet approximate fair value due to the short-term nature of the instruments.

Long-term debt

The fair value of the long-term debt was determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the market price when it relates to publicly traded instruments.

Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the related agreements, valued upon relevant yield curves and foreign exchange rates as of 31 March 2002, 2003 and 2004.

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

The fair value of financial instruments outstanding is analysed as follows:

	At 31 March
	2002		2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in € million)
Balance sheet
Assets
Long-term loans, deposits and retentions	778	750	814	701	798	782
Other fixed assets	79	79	83	83	62	62
Short-term investments	331	333	142	143	39	39
Cash & cash equivalents	1,905	1,905	1,628	1,628	1,427	1,427
Liabilities
Financial debt	6,035	5,948	6,331	5,909	4,372	4,310
Off-balance sheet
Interest rate instruments:
Interest rate swaps – receive fixed	–	5	–	39	–	18
Foreign exchange instruments
Currency swaps – currencies purchased	–	16	–	(178)	–	(127)
Currency swaps – currencies sold	–	(70)	–	257	–	121
Forward contracts – currencies purchased	–	38	–	(30)	–	(58)
Forward contracts – currencies sold	–	(197)	–	87	–	94
Insurance contracts – currencies purchased	–	–	–	(6)	–	–
Insurance contracts – currencies sold	–	2	–	–	–	(5)
Currency option contracts – purchased	–	8	–	37	–	19
Currency option contracts – sold	–	(13)	–	(7)	–	(4)

The increase in fair value of forward contracts and currency swaps (currency sold) and the decrease in fair value of forward contracts and currency swaps (currency purchased) during the fiscal years ending 31 March 2003 and 2004 is mainly due to the appreciation of the Euro against the US Dollar.

(d)    Credit risk

The Group hedges up to 90% of the credit risk on certain contracts using export credit insurance contracts. The Group believes the risk of counterparty failure to perform as contracted, which could have a significant impact on the Group’s financial statements or results of operations, is limited due to the generally high credit rating of the counterparties.

(e)    Liquidity risk

The analysis by maturity and interest rate of the Group’s debt is set out in Note 22(b). Details of short-term liquidity are set out below.

After the implementation of the financing package renegotiated in September 2003, the Group’s available liquidity for the coming year is as follows:

At 31 March 2004
(in € million )
Available credit lines (see Note 22 (a)) (1)	783
Cash equivalents available at parent Company level (2)	532
Cash equivalents and short term investments at subsidiary level (2)	934

Available liquidity	2,249
Financial debt to be reimbursed within one year (see Note 22) (3)	(278)
Available credit line to be reimbursed within one year	(420)

Available liquidity for the coming year	1,551

(1)	Including €420 million of commercial paper available until January 2005.

(2)	See Notes 17 & 18

(3)	The reimbursement of securitisation of future receivables is excluded as this occurs only when amounts are received from customers.

The Group’s lines of credit as well as certain of its other financing agreements contain covenants requiring it to maintain compliance with financial covenants as disclosed in Note 22.

In addition, most of the financing agreement and outstanding debt securities include cross-default and cross-acceleration provisions pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of the Group’s debt and may consequently prevent it from drawing upon its credit lines.

On the basis of the Consolidated Financial Statements as of 31 March 2004, the Group would have failed to comply with the financial covenants “Consolidated net worth” and “EBITDA” described in Note 22. In late April 2004, the Group obtained an agreement from its lenders to suspend these covenants until 30 September 2004 and expects to negotiate new financial covenants before this date.

The Group’s ability to maintain financing depends on its ability to renegotiate covenants.

Note 30 – Payroll, staff, employee profit sharing and stock options

	Year ended 31 March
	2002	2003	2004
	(in € million except number of employees)
Total wages and salaries	4,499	3,919	3,274
Of which executive officers (*)	5	5	5
Social security payments and other benefits	1,236	1,032	866
Employee profit sharing	5	18	16
Staff of consolidated companies at year-end
Managers, engineers and professionals	38,087	35,983	23,885
Other employees	80,908	73,688	52,926

Approximate number of employees	118,995	109,671	76,811

(*)	Executive officers at closing.

Stock options

Main characteristics of Group’ s stock options plans are as follows :

	Plan no. 3	Plan no. 5	Plan no. 6
Date of shareholders’ meeting	24 July 2001	24 July 2001	24 July 2001
Creation date	24 July 2001	8 January 2002	7 January 2003
Exercise price (1)	€33.00	€13.09	€6.00
Adjusted exercise price (2)	€25.72	€10.21	€4.84
Beginning of exercise period	24 July 2002	8 January 2003	7 January 2004
Expiration date	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	1,703	1,653	5
Total number of options originally granted	4,200,000	4,200,000	1,220,000
Total number of options exercised	0	0	0
Total number of options cancelled since the origin	731,800	653,600	0
Adjusted number of remaining options as of 31 March 2004 (2)	4,449,662	4,546,578	1,512,397
Adjusted number of shares that may be subscribed by members of the executive committee (2)	83,399	121,800	1,487,605
Terms and conditions of exercise	– 1/3 of options exercisable as from 24 July 2002 – 2/3 of options exercisable as from 24 July 2003 – all options exercisable as from 24 July 2004	– 1/3 of options exercisable as from 8 January 2003 – 2/3 of options exercisable as from 8 January 2004 – all options exercisable as from 8 January 2005	– 1/3 of options exercisable as from 7 January 2004 – 2/3 of options exercisable as from 7 January 2005 – all options exercisable as from 7 January 2006

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge) or the nominal value of the share when the average share price is lower.

(2)	Plans n°3, 5 and 6 have been adjusted in compliance with French law as a result of the completion of the operations which impacted the share capital in 2002 and 2003.

Plan n°1 previously granted became void in April 2004 as a result of the non fulfilment of its exercise condition. Therefore, no options have been exercised under this plan and 2,611,663 options have been cancelled (adjusted number).

The following is a summary of activity of the plans:

	Shares	Weighted Average Exercise Price Per Share
Outstanding at 1 April 2001	6,086,500	€29.17
Granted	8,685,000	€23.37
Exercised	–	–
Cancelled	(540,400)	€19.36

Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002 adjusted	14,726,354	€24.81
Granted	1,220,000	€6.00
Exercised	–	–
Cancelled	(4,833,091)	€28.62

Outstanding at 31 March 2003	11,113,263	€21.09

Outstanding at 1 April 2003 adjusted	13,775,923	€17.01
Granted	–	–
Exercised	–	–
Cancelled (1)	(3,267,286)	€20.25

Outstanding at 31 March 2004	10,508,637	€16.00

(1)	Including Plan n°1 which became void in April 2004.

Note 31 – Post balance sheet events

- Suspension of application of financial covenants

The financing package agreed in September 2003 between the Group, its banks and the French State required the Group to respect certain financial covenants set out in Note 22.

On the basis of the Consolidated Financial Statements as of 31 March 2004, the Group would have failed to comply with the financial covenants “Consolidated net worth” and “EBITDA”. In late April 2004, the Group obtained an agreement from its lenders to suspend these covenants until 30 September 2004 and expects to negotiate new financial covenants before this date.

- Disposal of Industrial Turbines businesses

In April 2004, the disposal of the minor US businesses of Industrial Turbines was completed. The business will cease to be consolidated from 1 April 2004.

Note 32 – Major companies included in the scope of consolidation

The major companies are selected according to the following criteria:

•	holding companies

•	sales above €50 million

Companies	Country	Ownership %	Consolidation Method
ALSTOM	France		Parent company
ALSTOM Holdings	France	100.0	Full consolidation
ALSTOM Gmbh (holding)	Germany	100.0	Full consolidation
ALSTOM UK Ltd (holding)	United Kingdom	100.0	Full consolidation
ALSTOM Inc (holding)	United States	100.0	Full consolidation
ALSTOM NV (holding)	Netherlands	100.0	Full consolidation
ALSTOM Mexico SA de CV (holding)	Mexico	100.0	Full consolidation
ALSTOM Espana IB (holding)	Spain	100.0	Full consolidation
ALSTOM (Switzerland) Ltd	Switzerland	100.0	Full consolidation
ALSTOM Australia Ltd	Australia	100.0	Full consolidation
ALSTOM Belgium SA	Belgium	100.0	Full consolidation
ALSTOM Brasil Ltda	Brazil	100.0	Full consolidation
ALSTOM Canada Inc	Canada	100.0	Full consolidation
ALSTOM Controls Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Export Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Ferroviaria Spa	Italy	100.0	Full consolidation
ALSTOM K.K.	Japan	100.0	Full consolidation
ALSTOM LHB GmbH	Germany	100.0	Full consolidation
ALSTOM Ltd	United Kingdom	100.0	Full consolidation
ALSTOM Ltd	India	100.0	Full consolidation
ALSTOM New Zealand Holdings Ltd	New Zealand	100.0	Full consolidation
ALSTOM Power s.r.o	Czech Republic	100.0	Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd	Malaysia	100.0	Full consolidation
ALSTOM Power Austria AG	Austria	100.0	Full consolidation
ALSTOM Power Boiler GmbH	Germany	100.0	Full consolidation
ALSTOM Power Centrales	France	100.0	Full consolidation
ALSTOM Power Conversion GmbH	Germany	100.0	Full consolidation
ALSTOM Power Conversion Inc	United States	100.0	Full consolidation
ALSTOM Power Conversion SA France	France	100.0	Full consolidation
ALSTOM Power Energy Recovery GmbH	Germany	100.0	Full consolidation
ALSTOM Power Generation AG	Germany	100.0	Full consolidation
ALSTOM Power Hydraulique	France	100.0	Full consolidation
ALSTOM Power Hydro	France	100.0	Full consolidation
ALSTOM Power Inc	United States	100.0	Full consolidation
ALSTOM Power Italia Spa	Italy	100.0	Full consolidation
ALSTOM Power ltd	Australia	100.0	Full consolidation
ALSTOM Power Mexico S.A. de C.V.	Mexico	100.0	Full consolidation
ALSTOM Power Norway AS	Norway	100.0	Full consolidation
ALSTOM Power O&M Ltd	Switzerland	100.0	Full consolidation
ALSTOM Power SA	Spain	100.0	Full consolidation
ALSTOM Power Service	France	100.0	Full consolidation
ALSTOM Power Service Ltd	United Arab Emirate	100.0	Full consolidation
ALSTOM Power Service GmbH	Germany	100.0	Full consolidation
ALSTOM Power Sp Zoo	Poland	100.0	Full consolidation

Companies	Country	Ownership %	Consolidation Method
ALSTOM Power Sweden AB	Sweden	100.0	Full consolidation
ALSTOM Power Turbomachines	France	100.0	Full consolidation
ALSTOM Projects India Ltd	India	68.5	Full consolidation
ALSTOM Schienenfahrzeuge AG	Switzerland	100.0	Full consolidation
ALSTOM Signalling Inc	United States	100.0	Full consolidation
ALSTOM T&D Inc.	United States	100.0	Full consolidation
ALSTOM Transport SA	France	100.0	Full consolidation
ALSTOM Transportation Inc	United States	100.0	Full consolidation
ALSTOM Transporte SA de CV	Mexico	100.0	Full consolidation
ALSTOM Transport BV	Netherlands	100.0	Full consolidation
ALSTOM Transporte	Spain	100.0	Full consolidation
Chantiers de l’Atlantique	France	100.0	Full consolidation
EUKORAIL Ltd	South Korea	100.0	Full consolidation
West Coast Traincare	United Kingdom	76.0	Full consolidation

Companies included in the list of major companies at 31 March 2003 and sold during the year:
ALSTOM Energietechnik GmbH	Germany
ALSTOM T&D SA	France
ALSTOM T&D SA de CV	Mexico

Companies included in the list of major companies at March 2003 for which sales are below €50 million at March 2004:
ALSTOM DDF SA	France
ALSTOM Power UK Ltd	United Kingdom
ALSTOM Projects Taiwan Ltd	Taiwan
ALSTOM Rail Ltd	United Kingdom
Japan Gas Turbines K.K.	Japan

Companies included in the list of major companies at Match 2003 and which merged;
ALSTOM Power Turbinen GmbH	merged into ALSTOM Power Conversion GmbH

A list of all consolidated companies is available upon request at the head office of the Group.

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

During the year ended 31 March 2001, and following the consolidation of ABB ALSTOM Power (AAP) starting 11 May 2000, the Group has reversed, under US GAAP, purchase accounting entries that were recognized as such under French GAAP. As a consequence, the Group has recorded an additional charge to the income statement of €1,497 million under US GAAP that was essentially made up of the following:

Contract provisions

At 31 March 2001 the preliminary purchase price allocation recorded under French GAAP included accruals for €1,276 million on contract provisions mainly on but not limited to GT24/GT26 gas and steam turbines issues. Under US GAAP, the amount of any necessary adjustments is reported in the period in which the trends, events or changes in operations and conditions occurred. A valuation and estimation of the performance issues and associated performance penalties, warranty and contract liability costs related to those contracts was already previously made by AAP and reflected in the AAP financial statements prior to the acquisition date of the remaining 50% of AAP.

The contract provisions recorded at both 31 December 1999 and 31 March 2000 (pre-acquisition dates) reflected in accordance with SOP 81-1, Accounting for Performance of Construction-types and certain production-types contracts the best estimate of the liability based on the information available at that time.

In July 2000, subsequent to the 11 May 2000 acquisition of ABB’s 50% stake in AAP, further performance issues with contracts (mainly GT24/GT26) arose following scheduled inspections on some machines. Under US GAAP an adjustment to the provision of contract losses is required to be recognized in the period in which the loss becomes evident pursuant to SOP 81-1. Therefore, the additional contract provisions recorded to reflect the estimated costs that will be incurred are considered a change in estimate subsequent to the 11 May 2000 acquisition date.

Under US GAAP this change in estimate is recorded in the period of the change and therefore the € 1,276 million is recorded as a charge in the income statement in the year ended 31 March 2001.

Write down of certain assets

As of 31 March 2000, AAP recorded assets of certain pre-contract costs that were capitalized under US GAAP pursuant to SOP 81-1. During the 12-month period ended 31 March 2001 the Group concluded such costs were no longer probable of recovery. Under US GAAP the write off of these pre-contract costs has been charged to the income statement in the 12-month period ended 31 March 2001 for an amount of €13 million. In addition, certain assets including property and equipment and inventories that were written off in French GAAP, hence increasing goodwill, were expensed for an amount of €101 million under US GAAP as they were not following the provisions of SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises.

Adjustments to the value of financial instruments

During the year ended 31 March 2001 contracts in foreign currency signed before July 1999 and contributed by ABB to AAP were cancelled. Such event required that foreign exchange derivatives, which formerly served as hedges of these contractual arrangements be recorded at their market value. For U.S. GAAP, the Group has recorded a charge to income of €68 million reflecting the change in market value of these instruments.

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

During the year ended 31 March 2002, the Group has recorded an additional charge to the income statement of €453 million under US GAAP made up of accruals on contracts (€389 million) and other costs which were not considered to be liabilities under US GAAP at 31 March 2001 (€64 million). For purposes of French GAAP these liabilities were included as a component of the cost of acquisition and charged against goodwill as part of the purchase price allocation at 31 March 2002 and 31 March 2001, respectively. In addition, the Group has reversed a portion of the valuation allowance on deferred tax assets following the implementation of tax planning strategies in Switzerland (€103 million).

In addition, US GAAP adjustments result in a reduction in goodwill amortization charged for the year ended 31 March 2001 and 2002 of €62 million and €87 million, respectively.

At 31 March 2002, 2003 and 2004, the above described adjustments reduce goodwill, net by €1,419 million and shareholders’ equity by €1,419 million (net of €279 million positive tax effect).

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

Goodwill is also evaluated whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flows. Upon adoption, the Group established reporting units based on its current reporting structure. Goodwill was assigned to the reporting units, as well as other assets and liabilities, to the extent that they relate to the reporting unit. The first step of the goodwill impairment test was completed on adoption and as at 31 March 2003 and 31 March 2004, the annual testing date, the Group has determined that no potential goodwill impairment exists. As a result, the Group did not recognize transitional impairment loss in fiscal year 2003 in connection with the adoption of SFAS 142.

The goodwill impairment test is based on fair value and performed at reporting unit level which corresponds to operating segments (Sectors);

Other intangible assets recorded by the Group have a finite useful life.

The application of SFAS 142 increases net income (loss) by €284 million and €256 million at 31 March 2003 and 2004, respectively. It increases Goodwill, net and shareholders’ equity by €284 million and €453 million at 31 March 2003 and 2004, respectively.

The higher carrying value of goodwill under US GAAP allocated to business/activities disposed negatively impacts the gain (loss) on disposal of activities. Accordingly, the capital gain (loss) related to the disposal of the T&D Sector (excluding Power Conversion) and Industrial Turbines businesses is reduced by €87 million under US GAAP in the year-ended 31 March 2004 (see Note 33 (A)(n)).

Impairment of long-lived assets (other than Goodwill and net deferred tax assets)

Under US GAAP, the Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If these events or changes in circumstances indicate that such amounts could not be recoverable, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss for the difference between the carrying value of the asset and its fair value. At 31 March 2002, 2003 and 2004, as described in Note 33 (A)(m), the Group has recorded an impairment under US GAAP related to the Cruiseinvest Cruise ships.

Impairment of net deferred tax assets

The significant uncertainties surrounding the implementation of the Financing Package and the resultant issues concerning the financial condition of the Group in fiscal year 2004, led the Group in interpreting US accounting rules to conclude that a full valuation allowance for deferred tax assets is required under SFAS 109, Accounting for Income Taxes.

Management conducted a full review of these assets and concluded that the conditions did not exist to require a full valuation allowance under French GAAP.

At 31 March 2004, the resulting US GAAP adjustment reduces net deferred tax assets and shareholders’ equity by €1,584 million. It decreases the net income (loss) in the year ended 31 March 2004 by €1,317 million. The valuation allowance of the deferred tax assets related to the Minimum Liability Adjustment (MLA) (see Note 33 (A)(d)) of €267 million has been recorded in diminution of “other comprehensive income”.

c)    Restructuring

Until 31 December 2002, the Group accounted for the restructuring liabilities when restructuring programs have been finalized and approved by management and have been announced before the closing date. With this respect, the Group applies EITF 94-3, EITF 95-3, SFAS 88 and SFAS 112 for the purposes of preparing the US GAAP reconciliation.

Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

The table below reconciles the restructuring expense as determined under French and US GAAP, before tax effects.

	Year ended 31 March
	2002	2003	2004
	(in € million)
French GAAP income statement expense (Note 4)	227	268	655
Adjustments required for US GAAP purposes:
New plan provisions and adjustments to prior year estimates (1)	15	4	(169)
Costs charged against goodwill under French GAAP (2)	64	11	–
Impact on income of US GAAP restatement (before goodwill amortization)	79	15	(169)

US GAAP income statement expense (before goodwill amortization) *	306	283	486

Write off of assets reclassified in Cost of sales	–	–	(27)
Impact on goodwill amortization (2)	(9)	–	–

US GAAP income statement expense	297	283	459

*	Of which €85 million, €91 million and €64 million for the years ended 31 March 2002, 2003 and 2004, respectively, relating to discontinued operations

(1)(2)	Note references are to the notes to the table below.

The table below details the pre-tax impact of restructuring adjustments on shareholders’ equity pursuant to US GAAP.

	At 31 March
	2002	2003	2004
	(in € million)
Provisions per US GAAP	163	138	216
Provisions per French GAAP (Note 20)	178	138	385

Difference between U.S. and French GAAP provisions	15	–	169
Restructuring costs charged against goodwill under French GAAP and which do not qualify under EITF 95-3 (2)	(11)	–	–

Cumulative adjustment on new plan provisions and adjustment on prior estimates (1)	4	–	169
Cumulative costs originally charged against goodwill (French GAAP) and subsequently expensed under US GAAP (2)	(309)	(320)	(320)
Effect of deconsolidation of Sectors/businesses (3)	39	39	94
Cumulative goodwill amortization (2)	45	45	45
Cumulative translation adjustment	4	4	4

Impact on shareholders’ equity per US GAAP	(217)	(232)	(8)

(1)	Prior to 31 March 2001, under French GAAP, the Group recorded restructuring liabilities during the period when decisions have been approved by the appropriate level of management. Since 1 April 2001, under French GAAP, as disclosed in Note 2(v), the Group records a restructuring liability during the period when the plan is finalized, approved by management and announced before the closing of the financial statements. Under US GAAP, until 31 December 2002, the Group has applied the SFAS 112, “Employer’s Accounting for Post Employment Benefits” and Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” (“EITF 94-3”) in accounting for its employee redundancy and restructuring costs. Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and timely notification to the employees who are to be made redundant. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing creates a timing difference between (i) the recording of provisions of French GAAP charges to the extent that such provisions are not accrued for US GAAP purposes, (ii) restructuring charges accrued under US GAAP that were expensed for French GAAP purposes in a prior period, and (iii) changes in estimates on prior year French GAAP provisions that did not qualify for accrual under US GAAP. Starting 1 January 2003, the Group applied prospectively and for all new plans initiated after this date SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for costs associated with exit or disposal activities to be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

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

(3)	During the fiscal year ended 31 March 2002 the Group disposed of its Contracting Sector and GTRM. At the time of the acquisition, the goodwill computed differed by €39 million between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 Recognition of Liabilities in Connection With a Purchase Business Combination resulting from the lower goodwill under US GAAP. In the year end 31 March 2002 the counterparty effect is an increase of the capital gain of € 39 million under US GAAP as reported in Note 33 A(n).

During the fiscal year ended 31 March 2004 the Group disposed of its T&D Sector (excluding Power conversion). At the time of the acquisition, the goodwill computed differed by €55 million between French and US GAAP, mainly because of French GAAP restructuring provisions that did not meet the criteria of EITF 95-3 Recognition of Liabilities in Connection With a Purchase Business Combination resulting from the lower goodwill under US GAAP. In the year end 31 March 2004 the counterparty effect is an increase of the capital gain of €55 million under US GAAP as reported in Note 33 A(n).

US GAAP additional restructuring disclosures are presented in Note 33(D)(d).

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

The Group is using a measurement date at 31 December of each fiscal year.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets are the following:

	At 31 March
	2002	2003	2004
	(in € million)
Projected benefit obligation	1,378	3,211	3,212
Accumulated benefit obligation	1,291	3,070	3,139
Fair value of plan assets	536	1,934	2,023

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

The counterparties of this recognition are:

–	intangible assets to the extent of the unrecognized prior service cost,

–	the reduction of equity, net of any tax benefits.

The total net position thus recognised in the balance sheet in respect of pensions corresponds to the difference between the Group’s discounted obligation (with no salary increase) and the fair value of plan assets.

The amounts recorded at 31 March 2002, 2003 and 2004 in the accompanying balance sheets can be compared with balances determined under US GAAP as follows:

	Pension benefits			Other benefits			Total
	At 31 March			At 31 March			At 31 March
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	(in € million)
Accrued benefit liability (including MLA)	(980)	(1,602)	(1,537)	(208)	(168)	(143)	(1,188)	(1,770)	(1,680)
Prepaid benefit cost	469	397	357	–	–	–	469	397	357
Net amount recorded under US GAAP	(511)	(1,205)	(1,180)	(208)	(168)	(143)	(719)	(1,373)	(1,323)
MLA	194	798	838	–	–	–	194	798	838
Net amount recorded in Consolidated Financial Statements	(317)	(407)	(342)	(208)	(168)	(143)	(525)	(575)	(485)

Accrued	(786)	(804)	(699)	(208)	(168)	(143)	(994)	(972)	(842)
Prepaid	469	397	357	–	–	–	469	397	357

Regarding the other benefit plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(in € million)
Effect on total of service and interest cost components	0.04	(0.04)
Effect on the post retirement benefit obligation	0.05	(0.05)

e)    Short-term investments

The Group holds various debt and equity securities and deposits, which are classified on the balance sheet as short-term investments available-for-sale. These investments are carried at the lower of cost or fair value. French GAAP does not permit upward adjustments to the value of these investments to reflect their fair value. Under US GAAP, these investments are measured at fair value, with unrealized gains and losses net of tax effects excluded from earnings and reported as a component of shareholders’ equity (other comprehensive income).

At 31 March 2002 and 2003 short term investments and shareholders’ equity increased by €2 million and €1 million, respectively.

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

At 31 March 2002, this difference decreases land by €91 million, buildings, net by €72 million, increases goodwill, net by €17 million and decreases shareholders’ equity by €146 million.

At 31 March 2003, this difference decreases land by €39 million, buildings, net by €53 million, increases goodwill, net by €17 million and decreases shareholders’ equity by €75 million.

At 31 March 2004, this difference decreases land by €39 million, buildings, net by €39 million, and decreases shareholders’ equity by €78 million.

The impact of the change in asset values results in an adjustment of amortization/depreciation expense between French GAAP and US GAAP. Additionally the difference in the carrying value of assets favorably impacts the amount of gain or loss on sales/disposals of assets under US GAAP.

The impact on operating income (loss) is €26 million, €71 million and €(3) for the years ended 31 March 2002, 2003 and 2004, respectively.

g)    Capital and sales type leases

The Group has assets financed through capital leases and sells through sales-type lease arrangements. The Group accounts for payments made or received under these contracts as expenses or revenues. The related commitments are presented as off-balance sheet items. Under US GAAP, assets financed through capital leases are capitalized and the related financing is presented as debt on the balance sheet; for sales-type leases, the selling price of the product is recorded in revenues and the rentals to be received are recorded as net investment in sales type leases, net of the related unearned income. This presentation increases property, plant and equipment by €112 million, €206 million and €205 million; net investment in sales-type leases by €757 million €667 million and €683 million; financial debt by €876 million, €877 million and €883 million and increases (decreases) shareholders’ equity by €(7) million, €(4) million and €5 million at 31 March 2002, 2003 and 2004, respectively.

In the year ended 31 March 2002, 2003 and 2004, it increases operating income (loss) by €12 million, €13 million and €13 million, respectively, and decreases financial income (expense) by €18 million, €10 million and €6 million, respectively.

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

The effect on net income of the first application of SFAS 133 as of 31 March 2001 is €37 million. In the year ended 31 March 2002, it results in a decrease by €20 million of operating income (expense) and a decrease of financial income (expense) of €6 million.

In the year ended 31 March 2003, it results in an increase by €73 million of operating income (expense) and an increase by €26 million of financial income (expense).

In the year ended 31 March 2004, it results in a decrease by €14 million of operating income (expense) and an decrease by €24 million of financial income (expense).

i)    Stock-based compensation

Stock option plans

As mentioned in Note 30, the Group granted stock options during the years ended 31 March 2000, 2002 and 2003 to certain employees. Under French GAAP, such stock option plans are not compensatory.

Under US GAAP, the options awarded in the 24 July 2001 plan (n° 3), the 8 January 2002 plan (n° 5) and the 7 January 2003 plan (n°6) are considered fixed compensatory plans. The plan n° 1 granted in April 1999 became void in April 2004 as a result of the non fulfilment of its exercice conditions. All stock options plans are accounted for according to APB No. 25 “Accounting for Stock Issued to Employees” using the intrinsic value method to measure compensation expense associated with grants of stock options to employees.

Accordingly, as either (i) the performance conditions of respectively the plan n° 3, 5 and 6 have not been met at 31 March 2002, 2003 and 2004 or (ii) the stock options were granted with no discount, no compensation cost has been recognized in the years then ended.

j)    Start-up costs

Start-up costs capitalized by the Group under French GAAP and expensed under US GAAP pursuant to SOP 98-5, Reporting of the Costs of Start-Up Activities amounted to €41 million, €21 million and €18 million at 31 March 2002, 2003 and 2004, respectively. The impact of the change in assets values results in an adjustment to amortization expense between French GAAP and US GAAP.

The resulting impact of the above adjustments is a decrease by €2 million, an increase by €16 million and €1 million of operating income (loss) for the years ended 31 March 2002, 2003 and 2004, respectively. The increase in fiscal year 2003 results from the fact that certain start up costs previously capitalized were expensed under French GAAP during the period.

k)    ALSTOM Ferroviaria 49% minority interests

As disclosed in Note 7, in connection with the acquisition of 51% of Fiat Ferroviaria (now renamed ALSTOM Ferroviaria) in October 2000, the Group and FIAT entered into a put and call agreement on the remaining 49% interest in this company. Under French GAAP, the Group recorded the acquisition of the 51% of ALSTOM Ferroviaria and reported minority interests for the remaining 49%. Under US GAAP, as the exercise price and other terms of the options were already determined and essentially similar, the Group was required to report a 100% acquisition of ALSTOM Ferroviaria together with a financing of the 49% not yet legally acquired.

On 16 April 2002, the put option requiring the Group to purchase the remaining 49% of the capital was exercised by Fiat Spa for an amount of €154 million resulting in an increase of goodwill of €158 million under French GAAP.

At 31 March 2002, this difference increases goodwill, net by €152 million, decreases shareholders equity by €5 million, increases minority interests by €3 million and increases financial debt by €154 million.

At 31 March 2003 and 2004, this difference decreases goodwill, net by €5 million and decreases shareholders equity by €5 million.

The impact on operating income (loss) was € (10) million and € (3) on net income (loss) for the year ended 31 March 2002.

l)    Other differences

Under a put and call agreement two ships sold to a customer may be returned to the Group to be resold. Under French GAAP, the margin on the sale is recognized on a percentage of completion basis. Under US GAAP, the sale and the cost of sale have been deferred until the expiration of the option for an amount of € 163 million and € 161 million, respectively.

The Group entered into an agreement to sell land to third parties in several steps in the year ended 31 March 1999. Under French GAAP, this sale is recognized in income at the signature of the contract. Under US GAAP, such a sale is recognized only when certain sale recognition criteria are met. Consequently a net gain on the sale was not recognized at the time of sale. During the year ended 31 March 2002, the net gain has been recognized for an amount of € 1 million as the required criteria were satisfied.

Under French GAAP, the Group recorded during the year ended 31 March 1999 a liability against shareholders’ equity for a potential tax risk related to the reorganization that occurred prior to the initial public offering. The risk of loss was and is considered reasonably possible and, therefore, under US GAAP, pursuant to SFAS 5, Accounting for Contingencies, only disclosure of the contingent liability is appropriate

m)    Basis of consolidation – Controlled entities and investees

Special purpose entities

Certain special purpose leasing entities have not been consolidated under French GAAP (see Note 25 (a)) because the Group owns no shares in such entities. Under US GAAP, these entities are consolidated because the Group retains some of the risks and rewards of ownership.

The Cruiseinvest structure, of which the main assets are six cruise ships, has not been consolidated under French GAAP as the Group owns no shares in such structure. As the Group is one of the primary beneficiaries, this special purpose entity is consolidated under US GAAP (see Note 25 (b)).

Under US GAAP, the carrying value of the ships has been impaired pursuant to SFAS 144 at 31 March 2002, 2003 and 2004 for an amount of 126 million US dollars (€144 million, €115 million and €103 million at 31 March 2002, 2003 and 2004, respectively). This loss is compensated by the reversal, due to Cruiseinvest consolidation under US GAAP of vendor financing provision recorded under French GAAP to cover Group’s share of Cruiseinvest exposure.

At 31 March 2002, the additional US GAAP net losses of € 19 million resulting from the Cruiseinvest consolidation are allocated to the Group. At 31 March 2003, out of the total cumulated net losses of €54 million resulting from the Cruiseinvest consolidation, €15 million are allocated to the Group and €39 million to minority interests. At 31 March 2004, out of the total cumulated net losses of €63 million resulting from the Cruiseinvest consolidation, €63 million are allocated to minority interests.

Losses incurred as of 31 March 2002, 2003 and 2004, including impairment losses related to ships pursuant to application of SFAS 144, have been allocated between the Group and other minority interests in Cruiseinvest consistent with the amounts that the Group is exposed to, based on existing guarantees and its current investment.

For the year ended 31 March 2002, 2003 and 2004 the consolidation of the special purpose leasing entities mentioned above and Cruiseinvest results in the following adjustments to consolidated balance sheet line items:

	At 31 March
	2002	2003	2004
	(in € million)
Other fixed assets, net	(377)	(365)	(167)
Cruise ships, net	872	791	685
Net investment in sales type leases	923	770	677
Other accounts receivables	79	57	44

Total assets adjustments	1,497	1,253	1,239

Shareholder’s equity	(19)	(15)	–
Minority interests	–	(39)	(63)
Provisions for risks and charges	(144)	(140)	(140)
Financial debt	1,660	1,444	1,437
Other payables	–	3	5

Total liabilities adjustments	1,497	1,253	1,239

The consolidation of the special purpose entities mentioned above reduces the total vendor financing exposure disclosed in Note 27(a)(2) by €826 million, €719 million and €485 million at 31 March 2002, 2003 and 2004, respectively.

Other entities

For the year ended 31 March 2002, with no significant effect on net income, total assets and shareholders’ equity, the Group has accounted for, for practical reasons, certain entities over which it exercises significant influence (but no control) at cost. At 31 March 2003 and 2004, there were no differences in the benefit of consolidation between US and French GAAP.

Under US GAAP, entities over which significant influence is exercised are accounted for using the equity method.

n)    Capital gain (loss) on disposed activities

During the fiscal years ended 31 March 2002, the Group disposed of its Contracting Sector and GTRM. During the fiscal year ended 31 March 2004, the Group disposed of its T&D Sector (excluding Power Conversion) and its Industrial Turbines businesses. The carrying value of these Sectors/businesses deferred under US GAAP compared to French GAAP because of US GAAP adjustments allocated to these Sectors/businesses. These adjustments resulted from differences in the accounting treatment of restructuring costs, sale and lease back transactions, goodwill and from the deferred tax associated with the corresponding adjustments.

The table below summarises the total impact on capital gain (loss) on disposal of activities under US GAAP

	At 31 March
	2002	2003	2004
	(in € million)
Restructuring (see Note 33(A)(c))	39	–	55
Sale and lease-back accounting (see Note 33(A)(o))	–	–	50
Goodwill amortization (see Note 33(A)(b))	–	–	(87)
Tax effect on the above adjustments	–	–	(34)

US GAAP adjustment on capital gain (loss) on disposal of activities	39	–	(16)

o)    Sale and lease-back accounting

In the year ended 31 March 2003, the Group disposed of part of its real estate portfolio. These premises were leased back over periods of up to 15 years. Under French GAAP, a capital gain of €59 million was recorded. Under US GAAP, the lower carrying value of these assets due to the reversal of the 1989 revaluation (see Note 33(A)(f)) increased the capital gain by €50 million.

Under US GAAP, these lease back transactions were substantially all classified as capital leases and the resulting capital gain amortised over the lease term. Consequently, the capital gain was deferred for an amount of €106 million at 31 March 2003.

The impact of the amortization is an increase of the operating income (loss) by €6 million for the year-ended 31 March 2004.

In addition the difference in carrying value of the assets impacts the amount of gain or loss on sales/disposals of activities under US GAAP. In the year ended 31 March 2004, the Group disposed of its T&D sector (excluding Power Conversion) and its Industrial Turbines businesses decreasing the capital loss on disposal of investments by €50 million.

The remaining portion of 31 March 2003 capital gain deferred as at 31 March 2004 is €50 million.

In the year ended 31 March 2004, the Group disposed additional real estate assets. Some of these premises were leased back over periods of up to 12 years. Under French GAAP a capital gain of €25 million was recorded, excluding the effect of the T&D and Industrial Turbines disposal. Under US GAAP, these lease back transactions were substantially all classified as capital leases and the resulting capital gain amortized over the lease term.

Under US GAAP, this capital gain is deferred for an amount of €23 million at 31 March 2004 decreasing the operating income (loss) by the same amount.

This adjustment impacts shareholders’ equity as follows:

	At 31 March
	2003	2004
	(in € million)
Opening US GAAP adjustment on shareholders’ equity	–	(106)
Impact on capital gain (loss) on disposal of fixed assets	(106)	(17)
Impact on capital gain (loss) on disposed activities (see Note 33(A)(n))	–	50

Closing US GAAP adjustment on shareholders’ equity	(106)	(73)

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

Under US GAAP, this difference was allocated to the corresponding underlying assets of the joint venture and amortized over their respective useful lives. In the present case, the amortization period of the underlying assets is estimated at approximately 20 years and consequently does not generate any significant difference between French and US GAAP in the amortization charge for the period.

The reconciliation to US GAAP of net income (loss) and shareholders’ equity for the years ended 31 March 2002, 2003 and 2004 are as follows:

	Year ended 31 March
	2002	2003	2004	2004(*)
	(in € million)			(in US$ million)
Net income (loss) according to French GAAP (1)	(139)	(1,488)	(1,788)	(2,185)
(a) Business combinations	(263)	–	–	–
(b) Goodwill amortization	–	284	256	313
(c) Restructuring	(70)	(15)	169	207
(f) Asset revaluations	26	71	(3)	(4)
(g) Capital and sales type leases	(6)	3	7	9
(h) Derivative instruments and hedging activities	11	99	(38)	(46)
(j) Start-up costs	(2)	16	1	1
(k) Alstom Ferroviaria minority interests	(3)	–	–	–
(l) Other differences	1	–	–	–
(m) Basis of consolidation	(19)	(1)	15	18
(n) Capital gain on disposed activities	39	–	(16)	(20)
(o) Sale and lease back accounting	–	(106)	(17)	(21)
Tax effects of the US GAAP adjustments	129	(4)	(36)	(44)
(b) Net deferred tax assets valuation allowance	–	–	(1,317)	(1,610)
Net income (loss) according to US GAAP	(296)	(1,141)	(2,767)	(3,382)

	At 31 March
	2002	2003	2004	2004(*)
	(in € million)			(in US$ million)
Shareholders’ equity according to French GAAP (1)	1,752	707	29	35
(a) Business combinations	(1,698)	(1,698)	(1,698)	(2,076)
(b) Goodwill amortization	–	284	453	554
(c) Restructuring	(217)	(232)	(8)	(10)
(d) Pension, termination and post-retirement benefits	(194)	(798)	(838)	(1,024)
(e) Short term investments	2	1	–	–
(f) Asset revaluation	(146)	(75)	(78)	(95)
(g) Capital and sales type-leases	(7)	(4)	5	6
(h) Derivative instruments and hedging activities	(34)	65	27	33
(j) Start-up costs	(41)	(21)	(18)	(22)
(k) ALSTOM Ferroviaria minority interests	(5)	(5)	(5)	(6)
(l) Other differences	13	13	13	16
(m) Basis of consolidation	(19)	(15)	–	–
(o) Sale and lease back accounting	–	(106)	(73)	(89)
Tax effects of the US GAAP adjustments	435	635	572	699
(b) Net deferred tax assets valuation allowance	–	–	(1,584)	(1,936)
Shareholders’ equity (deficit) according to US GAAP	(159)	(1,249)	(3,203)	(3,915)

(*)	Translated solely for the convenience of the reader at the rate of US$1.22 to €1.00, the Noon Buying Rate on 31 March 2004.

(1)	See Note 1(c).

The reconciliation of US GAAP shareholders’ equity for the years ended 31 March 2002, 2003 and 2004 is as follows :

	At 31 March
	2002	2003	2004	2004(*)
	(in € million)			(in US$ million)
Opening Shareholders’ equity (deficit) according to US GAAP	420	(159)	(1,249)	(1,526)
Net income (loss)	(296)	(1,141)	(2,767)	(3,382)
Other comprehensive income
Currency translation adjustments	(80)	(170)	82	100
Minimum liability adjustment (MLA)	(145)	(604)	(40)	(49)
Unrealized gain on debt and equity securities	–	(1)	(1)	(1)
Tax effect of the above adjustments	60	204	6	7
Valuation allowance on MLA tax effects	–	–	(267)	(326)
Dividends paid	(118)	–	–	–
Capital increase	–	622	1,033	1,262

Closing Shareholders’ equity (deficit) according to US GAAP	(159)	(1,249)	(3,203)	(3,915)

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.22 to €1.00, the Noon Buying Rate on 31 March 2004.

B)    Items affecting presentation of Consolidated Financial Statements

a)    Discontinued operations

Under French GAAP, discontinued operations are recognized only when selling agreements have been signed before the balance sheet date, and transfer of control and influence is effective prior to the closing of the books. Discontinued operations have no impact on the presentation of balance sheets and income statements prior to the date of the disposition or abandonment.

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

Contracting Sector

On 20 July 2001, the Group signed a binding agreement to sell its Contracting Sector to CDC Equity Capital.

As a result, the Contracting Sector ceased to be consolidated with effect from 30 July 2001 under French GAAP.

Transmission and Distribution Sector (T&D)

In early January 2004, the Group disposed of the T&D Sector excluding the Power Conversion business, which is being retained. The total selling price is €957 million (subject to closing price adjustments), of which €89 million is held in escrow at 31 March 2004.

As a result, the T&D Sector (excluding Power Conversion) ceased to be consolidated with effect from 31 December 2003 under French GAAP.

Industrial Turbine businesses

In April 2003, the Group signed binding agreements to sell its small gas turbines business and medium-sized gas turbines and industrial steam turbines businesses in two transactions.

The first transaction covered the small gas turbines business, and the second transaction covered the medium-sized gas turbines and industrial steam turbines businesses.

In April 2003, the closing of the sale of the small gas turbines business occurred. In August 2003, completion of the major part of the disposal of the medium gas turbines and industrial steam turbines businesses (excluding US businesses) occurred following approval from both the European Commission and US merger control authorities.

Total selling price is € 970 million of which € 125 million is held in escrow at 31 March 2004

These businesses have ceased to be consolidated from their respective dates of disposal under French GAAP.

The effect of the decision to dispose of the T&D Sector and the Industrial Turbine business at 31 March 2003, was to reduce, on a US GAAP basis, assets and liabilities by the amounts presented below :

Assets and liabilities

At 31 March 2003
(in € million)
Cash and cash equivalents	114
Short term investments	10
Trade and other accounts receivables	1,307
Inventories and contracts in progress	1,011
Property plant and equipment, net	505
Goodwill and other intangible assets, net	1,030
Deferred tax assets	103
Other assets	22

Assets held for sale	4,102

Trade and other accounts payable	1,402
Customers’ deposits and advances	390
Other liabilities	580
Financial debt	64
Minority interests	–

Liabilities held for sale	2,436

The effect of the disposal of the Contracting Sector, Transmission and Distribution Sector and the Industrial Turbine business is to reduce, on a US GAAP basis, revenues and expenses for the years ended 31 March 2002, 2003 and 2004 by the amounts presented below:

Revenues and expenses

	Year ended 31 March
	2002	2003	2004
	(in € million)
Sales	5,025	4,322	2,330
Of which products	3,581	3,464	2,037
Of which services	1,444	858	293
Cost of sales	(3,904)	(3,267)	(1,736)
Of which products	(2,756)	(2,648)	(1,520)
Of which services	(1,148)	(619)	(216)
Selling expenses	(388)	(366)	(221)
Research and development expenses	(162)	(153)	(85)
Administrative expenses	(328)	(257)	(177)
Restructuring expenses	(85)	(91)	(64)
Goodwill and intangible assets amortization	(83)	(11)	(2)
Capital gain on disposal of investments	–	(2)	–
Other income (expenses)	3	(7)	(3)
Operating income	78	168	42
Financial income (expense), net	(1)	(15)	(10)
Income tax	(38)	(15)	(6)
Share in net income (loss) of equity Investments	–	1	–
Minority interests	(2)	(2)	–

Net income (loss) from discontinued operations	37	137	26

b)    Operating cycle

The Group’s major infrastructure contracting activities are generally performed under fixed-price contracts. The length of such contracts varies but is typically between one and five years. Under US GAAP, a non-classified balance sheet would be shown because the contract-related items in the balance sheet have realization and liquidation periods extending beyond one year.

c)    Contract accounting

Under French GAAP, loss provisions are presented under the caption “Provisions”; under US GAAP, loss provisions are deducted from related accumulated cost on the balance sheet.

This presentation reduces contracts in progress and provisions for risks and charges by €306 million, €185 million and €112 million at 31 March 2002, 2003 and 2004, respectively.

d)    Operating income (loss)

Certain items such as restructuring expenses, pension costs, net gains (losses) on disposal of fixed assets and investments (excluding net gains (losses) from discontinued operations), employees’ profit sharing and other non-recurring provisions and costs classified as other income (expense) are classified as part of the operating income (loss) under US GAAP. Additionally, goodwill and intangible assets amortization are also classified as part of the operating expenses.

In addition to US GAAP adjustments affecting operating income (loss) described in Note 33(A), the above mentioned reclassifications decrease operating income (loss) by €846 million, €622 million and €1,165 million in the years ended 31 March 2002, 2003 and 2004, respectively.

e)    Redeemable preference shares of a subsidiary

On 30 March 2001, a wholly owned subsidiary of ALSTOM Holdings issued perpetual, cumulative, non voting, preference shares for a total amount of €205 million. French GAAP requires that redeemable preference shares be presented as long-term capital between shareholder’s equity and financial debt in the consolidated balance sheet. Accordingly, the dividend applicable to the preference shareholders was presented on a specific line after Pre-Tax Income (loss) in the consolidated statement of income. For US GAAP, redeemable preference shares of a consolidated subsidiary issued to third parties is reflected as minority interest on the consolidated balance sheet with the related dividends expensed through minority interest on the consolidated statement of income.

The effect of the above difference on the French GAAP consolidated balance sheet was to increase minority interest by €205 million at 31 March 2002. The results of minority interests were reduced by €14 million in the year ended 31 March 2002.

As disclosed in Note 22, the July 2002 capital increase triggered the contractual redemption of the preferred shares at 31 March 2006. Consequently, this instrument has been re-classified both in French and US GAAP as long term debt, and its related interest has been classified as interest and shown as Net interest income (expense).

f)    Bonds reimbursable with shares

The Group issued 643,795,472 bonds reimbursable in shares during the 12-month period ended 31 March 2004 at €1.4 per bonds with a par value of €1.25.

The 108,731,456 bonds not yet reimbursed at 31 March 2004 (€152 million) are included within financial debt consistently with the classification of debt securities convertible into common stock under APB 14–Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.

g)    Consolidated statements of cash flows

Under French GAAP, the consolidated statement of cash flows reconciles the movements in cash, cash equivalents and short-term investments net of movement in financial debt. Under US GAAP, it reconciles the movement in cash and cash equivalents. For the years ended 31 March 2002, 2003 and 2004, it results in the following adjustments to the French GAAP Consolidated Statements of cash flows:

	Year ended 31 March
	2002	2003	2004
	(in € million)
Net cash provided by (used in) operating activities	–	–	–
Cash proceeds from sale of investments, net of net cash sold	(60)	112	(12)

Adjustment on net cash provided by (used in) investing activities	(60)	112	(12)
Decrease (increase) in short-term investments	143	20	90
Increase (decrease) in financial debt	(266)	(12)	(1,915)

Adjustment on net cash provided by (used in) financing activities	(123)	8	(1,825)
Adjustment on net effect of exchange rates and other changes	152	365	(19)
Total adjustment	(31)	485	(1,856)

Opening adjustment to reconcile net debt with cash and cash equivalents (1)	5,735	5,704	6,189

Closing adjustment to reconcile net debt with cash and cash equivalents (1)	5,704	6,189	4,333

(1)	Including € 114 million relating to discontinued operations at 31 March 2003.

C)    Summarised US GAAP Consolidated Financial Statements

Consolidated income statements

	Year ended 31 March
	2002	2003	2004	2004 (*)
	(€ million)			(in US$ million)
Sales	18,428	17,029	14,358	17,551
Of which products	13,960	12,910	10,749	13,139
Of which services	4,468	4,119	3,609	4,412
Cost of sales	(16,431)	(16,189)	(12,756)	(15,593)
Of which products	(13,097)	(13,125)	(10,021)	(12,250)
Of which services	(3,334)	(3,064)	(2,735)	(3,343)
Selling expenses	(690)	(604)	(564)	(689)
Research and development expenses	(413)	(469)	(388)	(474)
Administrative expenses	(896)	(809)	(636)	(777)
Restructuring expenses	(221)	(192)	(395)	(483)
Goodwill and intangible assets amortization	(185)	(56)	(58)	(71)
Capital gain (loss) on disposal of investments (4)	1	(33)	(18)	(22)
Other income (expenses)	(17)	(44)	(178)	(218)
Operating income (loss) (1)	(424)	(1,367)	(635)	(776)
Financial income (expense), net (2)	(326)	(251)	(542)	(663)
Income tax (3)	262	312	(1,631)	(1,993)
Share in net income (loss) of equity investments	1	2	—	—
Minority interests	(28)	26	37	45

Net income (loss) from continuing operations before cumulative effect of changes in accounting principles and discontinued operations	(515)	(1,278)	(2,771)	(3,387)
Cumulative effect of change in accounting for derivative instruments and hedging activities	37	–	–	–
Capital gain (loss) from discontinued operations(5)	145	–	(22)	(27)
Net income (loss) from discontinued operations(4)	37	137	26	32

Net income (loss)	(296)	(1,141)	(2,767)	(3,382)

(*)	Translated solely for the convenience of the reader at the rate of US dollars 1.22 to €1.00, the Noon Buying Rate on 31 March 2004.
(1)	See Notes 33(A)(a), (c), (f), (g), (h), (k), (l), (j), (m) and (o) and Notes 33(B)(a) and (d).
(2)	See Note 33(A)(h), (g) and (m)
(3)	See Note 33(A)(b)
(4)	See Note 33(B)(a).
(5)	The net gain on the disposal of discontinued operations for the year ended 31 March 2002 previously presented in “capital gain (loss) on disposal of investments” has been reclassified in “capital gain (loss) from discontinued operations” without impact on reported net income (loss) for the year ended 31 March 2002.

Consolidated balance sheets

	At 31 March
	2002	2003(**)	2004	2004(*)
	(in € million)			(in US$ million)
Cash and cash equivalents	1,905	1,514	1,427	1,744
Short term investments	333	133	39	28
Trade and other accounts receivables	8,111	5,908	5,553	6,788
Inventories and contract in progress (1)	5,287	3,412	2,775	3,392
Property plant and equipment, net (2)	3,567	2,710	2,363	2,888
Goodwill and other intangible assets, net (3)(9)	4,587	3,509	3,471	4,243
Deferred tax assets, net of valuation allowance (8)(9)	1,366	1,858	–	–
Other assets (4)	2,927	2,589	2,570	3,162
Assets held for sale (**)	–	4,102	–	–

Total assets	28,083	25,735	18,198	22,245

Trade and other accounts payable	10,137	8,103	7,105	8,685
Customers’ deposits and advances	4,221	3,151	2,714	3,318
Deferred tax liabilities (8)	53	28	–	–
Other liabilities (5)	4,805	4,622	4,733	5,785
Financial debt (6)	8,727	8,588	6,844	8,366
Minority interests (7)	299	56	5	6
Liabilities held for sale (**)	–	2,436	–	–
Shareholders’ equity:
Common shares	1,292	1,690	1,321	1,615
Paid-in surplus	85	309	64	78
Retained earnings	(1,258)	(2,399)	(3,519)	(4,302)
Accumulated other comprehensive income	(278)	(849)	(1,069)	(1,306)
Total shareholders’ equity	(159)	(1,249)	(3,203)	(3,915)

Total liabilities and shareholders’ equity (deficit)	28,083	25,735	18,198	22,245

(*)	Translated solely for the convenience of the reader at the rate of US dollar 1.22 to €1.00, the Noon Buying Rate on 31 March 2004.
(**)	See Note 33(B)(a).
(1)	See Note 33(B)(c).
(2)	See Notes 33(A)(f), (g), (j) and (m).
(3)	See Note 33(D)(a).
(4)	See Notes 33(A)(g) and (m).
(5)	See Notes 33(A)(c), (d), (m) and (l) and Note 33(B)(c).
(6)	See Note 33(D)(g).
(7)	See Note 33(A)(m), (k) and (B)(e)
(8)	See Note 33(A)(b).
(9)	In the year-ended 31 March 2001, the Group did not recognise deferred tax liabilities in connection with intangible assets purchased as part of the acquisition of ABB ALSTOM Power for an amount of €1,242 million. The related impact on net income (loss) has not been reflected as it is not significant. The deferred tax liabilities have been offset against deferred tax assets with a corresponding increase of goodwill reported at 31 March 2002 and 2003.

Earnings Per Share

Under US GAAP, earnings (loss) per share are required to be computed in accordance with SFAS 128, Earnings Per Share as set out below:

	Year ended 31 March
	2002	2003	2004
	(in € million except number of shares and per share data)
Numerator
Earnings (loss) from continuing operations	(515)	(1,278)	(2,771)
Earnings (loss) from discontinued operations (1)	182	137	4
Impact of change in accounting principles	37	–	–
Net earnings (loss) US GAAP basis	(296)	(1,141)	(2,767)

Denominator (share amounts)
Weighted average number of shares outstanding— basic and diluted	215,387,459	265,092,257	451,367,698

Basic and diluted earnings (loss) per share
Earnings (loss) from continuing operations	(2.39)	(4.82)	(6.14)
Earnings (loss) from discontinued operations	0.85	0.52	0.01
Impact of change in accounting principles	0.17	–	–
Net earnings (loss) per share US GAAP basis	(1.37)	(4.30)	(6.13)

(1)	including €145 million and €(22) million of capital gain (loss) relating to discontinued operations in the year ended 31 March 2002 and 31 March 2004, respectively.

The Group uses the treasury stock method for purposes of determining the number of shares to be issued in conjunction with the Group’s stock incentive plan.

The diluted share base for the years ended 31 March 2002 and 2003, respectively excludes incremental shares of 445,580 and 57,100 related to employee stock options. In addition, in the year ended 31 March 2004, it excludes 29,194,396 incremental bonds reimbursable with shares not yet reimbursed at the closing date. These shares were excluded from the calculation of diluted Earnings (loss) per share as inclusion of such items would have been antidilutive.

D)    Additional US GAAP disclosures

a)    SFAS 142 disclosures

SFAS 142 requires disclosure of what reported net income (loss) and earnings per share before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effect) recognized in those periods related to goodwill that is no longer amortized.

	Year ended 31 March
	2002	2003	2004
	(in € million except per share data)
Net income (loss) according to U.S. GAAP	(296)	(1,141)	(2,767)
Goodwill amortization	204	–	–
Adjusted net income (loss)	(92)	(1,141)	(2,767)

Basic Earnings per share	(1.37)	(4.30)	(6.13)
Goodwill amortization	0.95	–	–
Adjusted earnings (loss) per share	(0.42)	(4.30)	(6.13)

The changes during fiscal year 2003 in the carrying value of goodwill, net by Sector are presented below:

	Net value at 31 March 2002	Acquisitions/ Disposals	Translation Adjustments and other changes	Net value at 31 March 2003
	( in €million)
Power Environment	697	(2)	10	705
Power Turbo Systems	–	–	–	–
Power Service	1,168	–	38	1,206
Transport	604	–	(11)	593
Marine	2	–	–	2
Power Industrial Turbines	392	–	3	395
Transmission & Distribution (T&D)	481	4	(15)	470
Other	73	(10)	(63)	–

Goodwill, net (2)	3,417	(8)	(38)	3,371	(1)

(1)	Including €866 million relating to discontinued operations.
(2)	See Notes 33(A)(a)(b)(c)(f) and (k).

The changes during fiscal year 2004 in the carrying value of goodwill, net by sector are presented below:

	Net value at 31 March 2003		Acquisitions/ Disposals	Translation Adjustments and other changes	Net value at 31 March 2004
	( in €million)
Power Environment	705		–	–	705
Power Turbo Systems	–		–	–	–
Power Service	1,206		(55)	(1)	1,150
Transport	593		1	3	597
Marine	2		–	–	2
Power Industrial Turbines	395		(395)	–	–
Transmission & Distribution (T&D)	470		(405)	(65)	–
Power conversion	–		(1)	57	56
Other	–		–	5	5

Goodwill, net (2)	3,371	(1)	(855)	(1)	2,515

(1)	Including €866 million relating to discontinued operations.
(2)	See Notes 33(A)(a)(b)(c)(f) and (k).

Other identifiable intangible assets, net under US GAAP are as follows:

	At 31 March 2002			At 31 March 2003			At 31 March 2004
	Gross Carrying Value	Accumulated amortization	Net Carrying Value	Gross Carrying Value	Accumulated amortization	Net Carrying Value(1)	Gross Carrying Value	Accumulated amortization	Net Carrying Value
	(in €million)
Technology	758	(68)	690	823	(109)	714	716	(127)	589
Installed customer base	497	(48)	449	497	(72)	425	432	(84)	348
Licensing agreements	34	(3)	31	34	(5)	29	24	(5)	19

Total	1,289	(119)	1,170	1,354	(186)	1,168	1,172	(216)	956

(1)	Including €164 million relating to discontinued operations at 31 March 2003.

The amortization expense for the year ended 31 March 2004 is €58 million, excluding €2 million relating to discontinued operations, and is expected to remain stable for the next five years.

b)    Stock-based compensation

Pursuant to the disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, the Group has provided pro forma information, as if the Group had measured the fair market value of the options at the date of grant.

	Years ended 31 March
	2002	2003	2004
	(in €million except number of shares and per share data)
Net income (loss)
US GAAP	(296)	(1,141)	(2,767)
Pro forma	(331)	(1,173)	(2,781)
Weighted average number of shares outstanding – Basic and diluted	215,387,459	265,092,257	451,367,698
Pro forma earnings (loss) per share – Basic and diluted	(1.54)	(4.42)	(6.16)

The fair values of the stock options granted on 22 April 1999, 24 July 2001, 8 January 2002 and 7 January 2003 have been estimated on their respective date of grant using the Monte Carlo option-pricing model or the Black-Scholes option-pricing model. The following assumptions have been used:

	2002 Stock options plans	2003 Stock options plans	2004 Stock options plans
Interest rate	4%	3%	–
Expected life	5 years	6 years	–
Expected volatility	52%	81%	–
Expected dividends	2%	–	–

The weighted average fair value of options granted during the year ended 31 March 2003 is €3.8 per award. No options were granted during the year ended 31 March 2004.

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

Under French GAAP, deferred tax assets are disclosed based on the net estimated recoverable amount. Pursuant to SFAS 109 Accounting for Income Taxes, US GAAP requires the deferred tax assets to be disclosed at the gross amount and reduced by the appropriate valuation allowance. The table below sets forth the gross deferred tax assets and related valuation allowance :

	At 31 March
	2002	2003	2004
	(in € million)
Deferred tax assets (after netting by tax jurisdiction)	1,636	2,326	2,359
Valuation allowances	(270)	(365)	(2,359)

Deferred tax assets (1)	1,366	1,961	–

Deferred tax liabilities	(53)	(28)	–

Net deferred tax assets	1,313	1,933	–

(1)	Including €103 million relating to discontinued operations at 31 March 2003

During the year ended 31 March 2002, net deferred tax increased by €537 million due to both the increase in recognized taxable losses and the reduction of valuation allowances arising from the adoption of a tax plan to utilize losses against which provisions had previously been made.

During the year ended 31 March 2003, net deferred tax increased by €620 million mainly due to the recognition of deferred tax income associated with exceptional provisions recorded during the period and the recognition of deferred tax assets related to the variation of pension minimum liability adjustment (MLA) recorded in fiscal year 2003.

During the year ended 31 March 2004, net deferred tax has been subject to a full valuation allowance following the Group, interpretation of US accounting rules as disclosed in Note 33(A)(b).

The Group has not provided any deferred income taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested.

The Group has considered that the determination of the amount of any unrecognized deferred tax liability for the cumulative undistributed earnings of the foreign subsidiaries is not practical since it would depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made. In addition, no provision for income taxes has been made relating to unremitted earnings of the Group’s subsidiaries in that:

•	the remittance of such earnings would be tax exempt for 95% or more owned subsidiaries,

•	the income tax which would be paid upon distribution of the undistributed earnings of 95% or less owned subsidiaries and equity investees could be offset by foreign tax credits in the world-wide consolidated tax return and be reimbursed to the Group.”

d)    Restructuring

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2002. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2001	Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination	Currency translation adjustments and others(*)	At 31 March 2002
	(in € million)
– Employee termination benefits	118	40	(110)	–	15	63
– Other costs	–	75	(76)	–	1	–
Power	118	115	(186)	–	16	63
– Employee termination benefits	38	107	(76)	3	2	74
– Other costs	9	–	(4)	–	–	5
T&D (***)	47	107	(80)	3	2	79
– Employee termination benefits	3	42	(41)	–	1	5
– Other costs	1	9	(9)	–	–	1
Transport	4	51	(50)	–	1	6
– Employee termination benefits	16	33	(28)	(10)	3	14
– Other costs	1	–	–	–	–	1
Others	17	33	(28)	(10)	3	15

US GAAP provisions	186	306	(344)	(7)	22	163	(**)

(*)	Other movement includes €15 million related to reclassification of contract provision to restructuring.

(**)	Including €16 million of termination benefits and other costs related to exit plans.

(***)	Including Power Conversion integrated in T&D since 1st April 2002.

During the year ended 31 March 2002, restructuring provisions of approximately €306 million relating to approximately 3,800 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

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

During the year ended 31 March 2002, cash expenditures were approximately €341 million which included payments for approximately 4,600 employees.

At 31 March 2002 restructuring provisions for redundancy costs were €163 million and corresponded to approximately 2,100 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2002, voluntary termination benefits accrued for were approximately €50 million.

The €163 million restructuring provisions determined in accordance with US GAAP at 31 March 2002 can be analyzed, as follows:

Number of employees
Power	850
T&D	1,050
Transport	70
Other	130

2,100

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2003. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2002		Current year expense, net	Charged to cost and expensed	Currency translation adjustments and others (*)	At 31 March 2003
	(in € millions)
– Employee termination benefits	63		56	(64)	(5)	50
– Other costs	–		42	(44)	2	–
Power	63		98	(108)	(3)	50
– Employee termination benefits	74		73	(92)	(4)	51
– Other costs	5		18	(21)	–	2
T&D (***)	79		91	(113)	(4)	53
– Employee termination benefits	5		30	(23)	(2)	10
– Other costs	1		40	(36)	(3)	2
Transport	6		70	(59)	(5)	12
– Employee termination benefits	14		14	(6)	1	23
– Other costs	1		10	(11)	–	–
Others	15		24	(17)	1	23

US GAAP provisions	163	(**)	283	(297)	(11)	138	(*)

(*)	including at 31 March 2003, €40 million relating to discontinued operations as presented in Note 33(B)(a)

(**)	including €16 million of termination benefits and other costs related to exit plans

(***)	including Power Conversion integrated in T&D from 1 April 2002

During the year ended 31 March 2003, restructuring provisions of approximately €283 million (net of changes in estimates on prior period plans of €14 million), relating to approximately 3,900 employees were recorded. Such restructuring provisions included redundancy provisions related to operations in France, Germany and United Kingdom and included the following major actions by sector:

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

During the year ended 31 March 2003, cash expenditures were approximately €290 million which included payments for approximately 3,800 employees.

At 31 March 2003 restructuring provisions for redundancy costs were €138 million and corresponded to approximately 2,200 employees. Group plans for restructuring may include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of SFAS 146 and EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2003, voluntary termination benefits accrued for were approximately €70 million.

The €138 million restructuring provisions determined in accordance with US GAAP at 31 March 2003 can be analyzed, as follows:

Number of employees
Power	950
T&D	800
Transport	150
Other	300

2,200

The table below presents the movements in the restructuring provision as determined under US GAAP for the year ended 31 March 2004. All amounts are expressed in million euros, unless otherwise stated:

	At 31 March 2003	Current year expense, net	Charged to cost and expensed	Recognition (Removal) upon business combination	Currency translation adjustments and others	At 31 March 2004
	(in € millions)
– Employee termination benefits	13	36	(30)	–	(2)	17
– Other costs	–	7	(7)	–	1	1
Power Environment	13	43	(37)	–	(1)	18
– Employee termination benefits	18	93	(49)	–	4	66
– Other costs	–	–	–	–	–	–
Power Turbo-Systems	18	93	(49)	–	4	66
– Employee termination benefits	19	33	(41)	–	–	11
– Other costs	–	1	(1)	–	–	–
Power Service	19	34	(42)	–	–	11
– Employee termination benefits	38	62	(75)	(25)	–	–
– Other costs	2	–	(1)	(1)	–	–
T&D	40	62	(76)	(26)	–	–
– Employee termination benefits	10	107	(56)	–	–	61
– Other costs	2	41	(18)	–	(4)	21
Transport	12	148	(74)		(4)	82
– Employee termination benefits	36	79	(77)	–	1	39
– Other costs	–	–	(2)	–	2	–
Others (*)	36	79	(79)	–	3	39

US GAAP provisions	138	459	(357)	(26)	2	216

(*)	Including €13 million from Power Conversion previously integrated in T&D Sector.

During the year ended 31 March 2004, restructuring provisions of approximately €459 million (net of changes in estimates on prior period plans of €21 million) related to approximately 9,500 employees (including the T&D Sector) were recorded. Such restructuring costs related primarily to operations in France, Germany and the United Kingdom and included the following major actions by sector:

	Total amount expected	Amount incurred in the year-ended 31 March 2004
	(in € million)

Power Environment	57	43
Closure of different sites and reorganisation of businesses due to weak market conditions.
Reorganisation of Hydro and Boiler business including definitive shutdown of Painting activity in France and Diesel Contracting activity in Spain.
Power Turbo-Systems	141	93
Downsizing of Steam business, principally in Belfort, France and Mannheim, Germany
Reduction in capacity and consolidation of sites into three main locations: France, Switzerland and India for Plant business.
Downsizing of Manufacturing business resulting in reduction of production capacity to adapt current market conditions.
Power Service	77	34
Reorganisation and downsizing of activities in UK, France and Belgium.
T&D	62	62
Various downsizing plans to ensure continuing competitiveness mainly through early retirement plans in France and part-time retirement agreements in Germany.
Transport	200	148
Reorganisation of activities principally in Canada, UK and France.
Reduction of production capacity to adapt to current market conditions especially in UK where Transit business and New built production have been stopped to concentrate on service and maintenance.
Others	91	79

Restructuring expense	628	459

During the year ended 31 March 2004, cash expenditures were approximately €357 million, which included payments for approximately 7,000 employees (including the T&D Sector).

At 31 March 2004, restructuring provisions for redundancy costs were €216 million and corresponded to approximately 4,150 employees. Group plans for restructuring include voluntary termination benefits as part of the overall restructuring plan. In that situation, the Group has followed the provisions of SFAS 146 and EITF 94-3 for involuntary termination benefits. Incremental voluntary termination benefits are recognized in accordance with SFAS 88 when the employees accept the offer. As of 31 March 2004, voluntary termination benefits accrued for were approximately €100 million.

The €216 million restructuring provisions determined in accordance with US GAAP at 31 March 2004 can be analyzed as follows:

Number of Employees
Power Environment	480
Power Turbo-Systems	1,400
Power Service	530
Transport	1,300
Other	440

4,150

Under US GAAP, the annual cash payments for restructuring provisions recorded at 31 March 2004 are expected to be approximately 85% and 15% for the years ending 31 March 2005 and 2006, respectively.

e)    Net investment in sales type leases

The Group sells through sales-type lease arrangements and consolidates under US GAAP certain special purpose leasing entities (see Note 33(A)(g) and (m)) resulting in the total amount of Net investment described below :

	At 31 March
	2002	2003	2004
	(in € million)
Future Minimum lease payments	2,431	2,035	1,847
Estimated residual values of leased property	483	416	402
Less Unearned Income	(1,234)	(1,014)	(889)

Net investment in sales type leases	1,680	1,437	1,360

Maturity of Future minimum lease payments is shown below (in € million):

	At 31 March 2004	1yr	2yr	3yr	4yr	5yr	5yr +
Future minimum lease payments	1,847	122	126	127	128	129	1,215

f)    Acquisitions

Besides the acquisition referred to above, the Group completed in the year ended 31 March 2002 the acquisition of five individually not material companies (Bitronics Inc., Ansaldo Coemsa, Railcare, RMK TB Bangalore and Laboratoire Oxman Séraphin).

As a result of these additional acquisitions, €131 million were added to the Group’s 31 March 2002 year end net revenues.

The contribution of these additional acquisitions to the Group’s assets and liabilities is as follows :

At 31 March 2002
(in € million)
Cash	5
Other current assets	42
Contracts-in-progress	20
Fair value of fixed assets, net	57
Residual goodwill	155
Customers’ deposits and advances	(16)
Other current liabilities	(34)
Financial debt	(19)
Accrued liabilities	(135)

Purchase price	75

g)    Financial debt

	At 31 March
	2002	2003	2004
	(in € million)
Redeemable preference shares	–	205	205
Subordinated notes	–	250	250
Bonds	1,200	1,200	650
Bonds reimbursable with shares (4)	–	–	152
Syndicated loans	1,550	2,627	1,922
Subordinated long-term bond (TSDD)	–	–	200
Subordinated bonds reimbursable with shares (TSDD RA)	–	–	300
Bilateral loans	283	358	260
Bank overdraft and other facilities (1)	2,595	1,710	1,711
Commercial paper	455	83	–
Capital leases (2)	876	877	883
Accrued interest	33	50	46

Total (3)	6,992	7,360	6,579

Future receivables securitized, net	1,735	1,292	265

Financial debt	8,727	8,652	6,844

Long-term portion	6,035	5,834	–
Short-term portion(5)	2,692	2,818	6,844

(1)	Including the differences between French and U.S. GAAP accounting principles presented in Notes 33(A)(k)(m).
(2)	Including the differences between French and U.S. GAAP accounting principles presented in Notes 33(A)(g).
(3)	Including at 31 March 2003 €64 million relating to discontinued operations.
(4)	Including the differences between French and US GAAP accounting principles presented in Note 33(B)(f).
(5)	In the Note 22 of the Consolidated Financial Statements the Group stated that, on the basis of the Consolidated Financial Statements as of 31 March 2004, it would have failed to comply with the financial covenants “Consolidated net worth” and “EBITDA” described in Note 22 and that, in late April 2004, an agreement from its lenders to suspend these covenants until 30 September 2004 was obtained and the negotiation of new financial covenants before this date was expected. Under US GAAP, the events mentioned above triggered the reclassification as short-term debt of the long term portion (€6,003 million on a US GAAP basis) of the outstanding financial debt at 31 March 2004.

h)    Guarantees – FIN 45

With effect 1 January 2003, the Group adopted FIN 45, Guarantor’s Accounting and Disclosure Requirements for guarantees, Including Indirect Guarantee of Indebtedness of Others. FIN 45 requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after 31 December 2002 for the fair value the Group assumed in issuing the guarantee.

The disclosures relating to contingencies, off balance sheet commitments and other obligations are included in Notes 27 and 28. The guarantees related to contracts provided to banks or surety companies do not fall under the scope of FIN 45. For guarantees falling into the scope of FIN 45 and entered into or modified after 31 December 2002, the Group has applied the recognition and measurement provisions of FIN 45.

During the year-ended 31 March 2004, the Group has issued guarantees in connection with the disposition of Sectors/businesses mainly the T&D Sector (excluding Power Conversion) and the Small and Medium Industrial Turbines and Industrial Steam Turbine business in addition to guarantees outstanding in respect of disposals since 1 January 2003. Such indemnifications protect the buyer from tax, legal, environmental and other risks relating to the purchased businesses/Sectors. At 31 March 2004, the total accruals relating to these guarantees amount to €112 million and is included in addition to provisions in Note 20.

For the last quarter of the fiscal year-ended 31 March 2003, the impact of the fair value of the guarantees falling into the scope of FIN 45 was not significant.

(i) SFAS 13 disclosures

SFAS 13, Accounting for leases, requires the disclosure of the maturity of capital and operating leases obligation year by year up to the 5 year as follows:

	Total	Within 1 year	1 - 2 years	2-3 years	3 -4 years	4 -5 years	Over 5 years
	(in € millions)
Long term rental	667	6	9	11	13	15	613
Capital leases	278	31	28	24	21	20	154
Operational leases	534	90	83	58	45	39	219

At 31 March 2003(1)	1,479	127	120	93	79	74	986

Long term rental	683	11	14	17	20	24	597
Capital leases	237	37	32	23	20	19	106
Operating leases	430	62	59	47	39	36	187

At 31 March 2004(1)	1,350	110	105	87	79	79	890

(1)	See Note 27 of the Consolidated Financial Statements.

(j) Related Party Transactions

The Group has, from time to time and in the ordinary course of business, entered into intra-company arrangements with its subsidiaries and affiliated companies, regarding, generally, sales and purchases of products and the provision of corporate services. These arrangements are entered into on an arm’s-length basis in accordance with the Group’s normal business practices.

Ms. Candace Beinecke, a member of the Group’s Board of Directors, has been Chair of the law firm of Hughes Hubbard & Reed LLP, New York, USA, since 1999. Hughes Hubbard & Reed provides the Group with legal services in connection with a variety of significant contractual, transactional, litigation and arbitration matters. The Group paid Hughes Hubbard & Reed aggregate fees of approximately US$15.1 million for services performed in fiscal year 2004.

Mr. Georges Chodron de Courcel, a member of the Group’s Board of Directors, is Chief Operating Officer of BNP Paribas, one of the Group’s core banks and financial advisors. The Group has entered into various financing and related agreements pursuant to which BNP Paribas has acted as a lender.

(k) Contingencies

In addition to the matters set out in Note 28, the Group has a number of other proceedings outstanding including:

Investigation by the Prosecutor of Milan

During the first half of 2003, the public Prosecutor of the city of Milan, Italy began an investigation of certain power generation equipment manufacturers, including certain of the Group’s companies, and a government-owned Italian customer of the Group, relating to alleged payments made to certain managers of that company in connection with the bidding on equipment purchase contracts. In connection with a contract entered into in June 2001, the Prosecutor has alleged that a third party working on behalf of ALSTOM made an illicit payment to managers of the Italian company concerned. To date, the Prosecutor has interviewed various of the Group’s employees and has issued a formal notice of investigation, but has not brought formal charges against or indicted any of the Group’s employees or companies. The Group has fully co-operated with the Milan Prosecutor in this matter and intends to continue to do so.

Administrative proceedings in Mexico

An administrative procedure was launched in February 2004 by the Mexican Ministry of the Public Services against two ALSTOM subsidiaries in Mexico, one of which belonging to the Transmission & Distribution Sector (sold to Areva in January 2004), regarding alleged payments, which were purportedly made by an agent of the Group to certain members of the management of a public company in relation to certain contracts from this public company. This procedure is aimed at excluding the concerned subsidiaries from public tenders in Mexico for a period of up to two years. The Group is fully co-operating with the Mexican authorities.

Tribunal de Grande Instance-France

The Group has become a civil party to judicial proceedings being conducted by a judge of the Tribunal de Grande Instance (trial court) of Paris regarding allegations of an illegal payment to government officials in connection with the transfer in 1994 of the headquarters of the Transport Sector, payment of which is alleged to have been approved by former senior officers of the Group. The Group has elected to join the civil proceedings in order to seek recovery of any such payment.

Recently Issued Accounting Pronouncements

FIN 46

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51(FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 requires consolidation of a variable interest entity if the reporting entity is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the variable interest entity’s returns or both.

FIN 46 was effective immediately for variable interest entities created after 31 January 2003. The Group will apply FIN 46, as revised, to variable interest entities created before 1 February 2003 as follows: (i) beginning 1 April 2004 for structures commonly referred to as special purpose entities as a cumulative effect of the accounting change as of that date and (ii) at 31 March 2005 for other than special-purpose entities.

With respect to entities created after 31 January 2003, the adoption of FIN 46 did not have a significant impact, and the Group is currently evaluating the impact of adopting FIN 46 for entities created before 1 February 2003.

SFAS 150

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

SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003. No such instruments within the scope of this Statement were issued or modified by the Group from 31 May 2003 and until 31 March 2004.

Financial instruments existing before 31 May 2003 are subject to this Statement beginning 1 April 2004 for the Group. The Group is currently reviewing this issue to measure the potential impact on its results of operations, its financial position or its cash flows.

IFRS implementation

The Group is to adopt International Financial Reporting Standards (“IFRS”) as primary generally accepted accounting principles (“GAAP”) by fiscal year 2005/2006 ending 31 March 2006, as required under European Regulation applicable to European public companies. The full set of IFRS remains subject to changes and endorsement by the European Commission.

In March 2004, the SEC proposed an amendment to the Form 20-F that would allow foreign private issuers that change their basis of accounting to IFRS to include only two years of audited financial statements in their SEC filings. This amendment would apply for the first year of reporting under IFRS. Provided this proposed amendment is accepted, the Group will select 1 April 2004 as its transition date to IFRS and thus present restated 2004/2005 IFRS financial statements in its 2005/2006 Form 20-F and continue to report under French GAAP as primary GAAP in the meantime.

Transition from French GAAP to IFRS will be made in compliance with IFRS 1 “First Time Adoption of International Financial Reporting Standards” general retrospective application guidance and related exemptions and exceptions.

The Group is currently assessing the impact, which may be significant, that the application of IFRS will have on its 2004/05 financial statements and will disclose, as soon as practically possible after the full set of applicable IFRS is complete:

•	in its primary GAAP financial statements, the reconciliation disclosure between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliations) required with respect to fiscal year 2004/2005 financial statements and

•	the additional reconciliation disclosure between IFRS and US GAAP (including narrative and tabular net income and shareholders’ equity reconciliations) with respect to fiscal year 2004/05 financial statements required under SEC Rules when reporting under primary GAAP other than US GAAP.

Note 34 - Events subsequent to the approval of the Consolidated Financial Statements by the Board of Directors on May 25, 2004

On 27 May 2004 the Group signed an agreement with the French State and its main banks in order to implement a new financial package covering the following items:

•	A bonding program with a maximum target limit of €8 billion aiming at covering the Group’s needs for the next 2 years;

•	A capital increase by a rights issue of between €1.0 billion and €1.2 billion, in which the French State has undertaken to subscribe a capital increase of €1 billion in proportion of its preferential subscription rights resulting from the reimbursement of the TSDD RA of €0.3 billion. The Group’s core banks would underwrite €1 billion less the French State’s participation;

•	An optional debt-for-equity swap of between €500 million and €1.2 billion, including €500 million from the French State, provided that the French State’s total participation in the Group’s equity or voting rights would not exceed 31.5%.

The maximum amount proposed for conversion by the Group’s lenders would be reduced accordingly should the right issue exceed €1 billion.

Our ability to successfully implement these measures will depend upon a number of factors, including the approval by our shareholders, the willingness of our creditors to tender their debt instruments for shares and the approval by the European Commission of the new measures. This approval will also be conditional upon certain commitments we will make, including the sale of businesses representing approximately 10% of our current sales. The Group expects a decision by the European Commission in early summer 2004.